U.S. Securities and Exchange Commission
Washington, D.C. 20549

04050024

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

NOV 15 2004

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

Current Report on Form 8-K FOR 11-12-04 Deal 2004-KS11
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 12th day of November 2004.

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

Residential Asset Securities Corporation
(Registrant)

By: Benita Bjorgo

Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By:

(Name)

(Title)

BEST AVAILABLE COPY

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED NOVEMBER 10, 2004

# $689,150,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

## RASC SERIES 2004-KS11 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

NOVEMBER 10, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# RASC Series 2004-KS11 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

### $689,150,000 (Approximate)
***Subject to Revision***

| Class | Approximate Size[1] | Interest Type | Principal Type | Expected WAL (yrs)[2] Call/Mat | Expected Principal Window (mos)[2] Call/Mat | Final Scheduled Distribution Date[3] | Expected Ratings (Moody's/S&P/Fitch) |
|---|---|---|---|---|---|---|---|
| A-I-1[4] | $140,690,000 | Floating | SEQ | 1.00 / 1.00 | 1 – 21 / 1 - 21 | September 2025 | Aaa/AAA/AAA |
| A-I-2 [4] | 134,570,000 | Floating | SEQ | 3.00 / 3.03 | 21 – 70 / 21 - 82 | January 2034 | Aaa/AAA/AAA |
| A-I-3 [4] | 15,240,000 | Floating | SEQ | 5.82 / 8.95 | 70 – 70 / 82 - 158 | December 2034 | Aaa/AAA/AAA |
| A-II-1[4] [7] | 261,450,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| A-II-2 [4] | 29,050,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| M-1 [4][5] | 44,100,000 | Floating | MEZ | 4.34 / 4.73 | 41 – 70 / 41 – 126 | December 2034 | Aa2/AA/AA |
| M-2 [4][5] | 36,750,000 | Floating | MEZ | 4.19 / 4.52 | 39 – 70 / 39 - 112 | December 2034 | A2/A+/A |
| M-3 [4][5] | 7,000,000 | Floating | MEZ | 4.13 / 4.37 | 38 – 70 / 38 – 92 | December 2034 | A3/A/A- |
| M-4 [4][5] | 6,300,000 | Floating | MEZ | 4.13 / 4.30 | 38 – 70 / 38 –86 | December 2034 | Baa1/A-/BBB+ |
| M-5 [4][5] | 7,000,000 | Floating | MEZ | 4.12 / 4.20 | 37 – 70 / 37 – 80 | December 2034 | Baa2/BBB+/BBB |
| M-6 [4][5] | 7,000,000 | Floating | MEZ | 3.98 / 3.98 | 37 – 70 / 37 – 70 | December 2034 | Baa3/BBB/BBB- |
| B[4][5][6] | 7,000,000 | Floating | SUB | 3.41 / 3.41 | 37 – 56 / 37 - 56 | December 2034 | Ba1/BBB-/BB+ |
| **Total** | **$696,150,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.
(7) Not offered hereby but will be offered via the prospectus supplement.

# Transaction Overview

**Certificates:** The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").

The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".

The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").

The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will not be offered hereby.

**Depositor:** Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation

**Seller and Master Servicer:** Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")

**Sub-Servicer:** Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 23.48% of Group I Mortgage Loans and 23.73% of Group II Mortgage Loans which will be interim-serviced by Fremont Investment & Loan. On the Closing Date, Mortgage Lenders Network USA may service up to 10% of the Mortgage Loans.

**Trustee:** JPMorgan Chase Bank, N.A.

**Joint Lead Underwriters:** Credit Suisse First Boston LLC and Residential Funding Securities Corporation

**Co-Managers:** Citigroup Global Markets Inc.

**Statistical Cut-off Date:** October 1, 2004

**Cut-off Date:** November 1, 2004

**Closing Date:** On or about November 29, 2004

**Distribution Dates:** The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in December 2004. The initial Distribution Date will be December 27, 2004.

**Form of Certificates:** The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

**Minimum Denominations:** The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

**Tax Status:** The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

**ERISA Eligibility:** The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Optional Termination Date:** If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holder of the call rights, or if such holder fails to do so, the Master Servicer, may terminate the trust.

**Expense Fee Rate:** With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

**Mortgage Loans:** The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.40% first liens and 1.60% seconds liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 4.38% and 2.51% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

**Prepayment Assumption:** Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the

twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

**Net Mortgage Rate:** With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

**Maximum Net Mortgage Rate:** With respect to any Mortgage Loan, the maximum net mortgage rate.

**Group I Net WAC Cap:** The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group I Net WAC Cap Shortfall Amount:** With respect to the Class A-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, provided that this rate does not exceed the Class A-I weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group I Net WAC Cap; plus any unpaid Group I Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Net WAC Cap Shortfall Amounts payable in the amounts and priority described under Excess Cash Flow Distributions.

**Group II Net WAC Cap:** The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group II Net WAC Cap Shortfall Amount:** With respect to the Class A-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II WAC Cap did not apply, provided that this rate does not exceed the Class A-II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap; plus any unpaid Group II Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to the Class A-II Certificates caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions.

**Subordinate Net WAC Cap:** The pass-through rate on the Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap and the Group II Net WAC Cap in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component.

**Subordinate Net WAC Cap Shortfall Amount:** With respect to any class of Class M and Class B Certificates and any Distribution Date on which the Subordinate Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (a) accrued certificate interest for that class of certificates if it were calculated at a rate equal to the pass-through rate that would otherwise be applicable if the Subordinate Net WAC Cap did not apply, over (b) accrued certificate interest calculated using the Subordinate Net WAC Cap; plus any unpaid Subordinate Net WAC Cap Shortfall Amount from prior Distribution Dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin.

**Subordinate Component:** With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

**Relief Act Shortfalls:** With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates.

**Interest Accrual Period:** For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

**Eligible Master Servicing Compensation:** With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.

**Coupon Step Up:** If the holder of the call rights or the Master Servicer does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date.

**Credit Enhancement:**

**A. Overcollateralization ("OC")**

**B. Excess Cash Flow**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Rating (M/S/F) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA/AAA | 17.00% | 34.00% |
| Class M-1 | Aa2/AA/AA | 10.70% | 21.40% |
| Class M-2 | A2/A+/A | 5.45% | 10.90% |
| Class M-3 | A3/A/A- | 4.45% | 8.90% |
| Class M-4 | Baa1/A-/BBB+ | 3.55% | 7.10% |
| Class M-5 | Baa2/BBB+/BBB | 2.55% | 5.10% |
| Class M-6 | Baa3/BBB/BBB- | 1.55% | 3.10% |
| Class B | Ba1/BBB-/BB+ | 0.55% | 1.10% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

**Subordination Percentage:**

| Class | Rating (M/S/F) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA/AAA | 66.00% |
| Class M-1 | Aa2/AA/AA | 78.60% |
| Class M-2 | A2/A+/A | 89.10% |
| Class M-3 | A3/A/A- | 91.10% |
| Class M-4 | Baa1/A-/BBB+ | 92.90% |
| Class M-5 | Baa2/BBB+/BBB | 94.90% |
| Class M-6 | Baa3/BBB/BBB- | 96.90% |
| Class B | Ba1/BBB-/BB+ | 98.90% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

**Overcollateralization Target Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 0.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Overcollateralization Floor:** 0.50% of the aggregate initial principal balance of the Mortgage Loans.

**Stepdown Date:** For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate

principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

**Specified Enhancement Percentage:** The Specified Enhancement Percentage is [34.00]%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

**Excess Cash Flow:** For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

**Trigger Event:** A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.00] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in December 2007 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
|---|---|
| Month 37 to Month 48 | [3.00]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [4.75]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter |
| Month 61 to Month 72 | [6.25]% with respect to Month 61, plus an additional 1/12th of [0.50]% for each month thereafter |
| Month 73 and thereafter | [6.75]% |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(ix) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(x) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(xi) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(xii) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(xiii) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(xiv) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(xv) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(xvi) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates as described below.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates as described below; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

On any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid pro rata, based on the Certificate Principal Balances of such classes immediately prior to such Distribution Date, if such Distribution Date is (a) prior to December 2007 and the Cumulative Realized Loss Percentage is less than [3.00]% or (b) on or after December 2007 and no Trigger Event is in effect. If such conditions are not satisfied on any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid sequentially to the Class A-II-1 and Class A-II-2 Certificates, in that order, until their respective Certificate Principal Balances are reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Net

WAC Cap Shortfall Amount, Group II Net WAC Cap Shortfall Amount and any Subordinate Net WAC Cap Shortfall Amount, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Net WAC Cap Shortfall Amount allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the non-offered certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

**Group I Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans

for that Distribution Date.

**Group II Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class M-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-2 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-l Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-3 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-4 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-5 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1

Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

**Class M-6 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class B Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1

Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Allocation of Losses:**

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, among the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:**

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

# Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I, Class A-II-2, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates, the Class A-II-2 Certificates and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in December 2004. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in September 2006.

**Class A-I Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 290,500,000 | N/A | N/A |
| January 2005 | 288,153,464 | 6.39 | 7.68 |
| February 2005 | 285,029,839 | 6.40 | 7.68 |
| March 2005 | 281,128,284 | 7.11 | 7.68 |
| April 2005 | 276,452,861 | 6.40 | 7.68 |
| May 2005 | 271,012,704 | 6.62 | 7.68 |
| June 2005 | 264,822,146 | 6.40 | 7.68 |
| July 2005 | 257,900,797 | 6.62 | 7.68 |
| August 2005 | 250,273,575 | 6.40 | 7.68 |
| September 2005 | 241,972,809 | 6.40 | 7.68 |
| October 2005 | 233,090,182 | 6.62 | 7.68 |
| November 2005 | 224,468,931 | 6.40 | 7.68 |
| December 2005 | 216,101,370 | 6.62 | 7.68 |
| January 2006 | 207,980,039 | 6.40 | 7.68 |
| February 2006 | 200,097,698 | 6.40 | 7.68 |
| March 2006 | 192,447,318 | 7.12 | 7.68 |
| April 2006 | 185,022,078 | 6.40 | 7.68 |
| May 2006 | 177,815,357 | 6.63 | 7.68 |
| June 2006 | 170,820,729 | 6.41 | 7.68 |
| July 2006 | 164,031,957 | 6.63 | 7.68 |
| August 2006 | 157,442,986 | 6.41 | 7.68 |
| September 2006 | 145,725,217 | 6.41 | 7.68 |

**Class A-II-2 Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 29,050,000 | N/A | N/A |
| January 2005 | 28,815,346 | 6.32 | 7.61 |
| February 2005 | 28,502,984 | 6.33 | 7.61 |
| March 2005 | 28,112,828 | 7.04 | 7.61 |
| April 2005 | 27,645,286 | 6.33 | 7.61 |
| May 2005 | 27,101,270 | 6.55 | 7.61 |
| June 2005 | 26,482,215 | 6.33 | 7.61 |
| July 2005 | 25,790,080 | 6.55 | 7.61 |
| August 2005 | 25,027,358 | 6.33 | 7.61 |
| September 2005 | 24,197,281 | 6.33 | 7.61 |
| October 2005 | 23,309,018 | 6.55 | 7.61 |
| November 2005 | 22,446,893 | 6.33 | 7.61 |
| December 2005 | 21,610,137 | 6.55 | 7.61 |
| January 2006 | 20,798,004 | 6.33 | 7.61 |
| February 2006 | 20,009,770 | 6.33 | 7.61 |
| March 2006 | 19,244,732 | 7.05 | 7.61 |
| April 2006 | 18,502,208 | 6.33 | 7.61 |
| May 2006 | 17,781,536 | 6.56 | 7.61 |
| June 2006 | 17,082,073 | 6.34 | 7.61 |
| July 2006 | 16,403,196 | 6.56 | 7.61 |
| August 2006 | 15,744,299 | 6.34 | 7.61 |
| September 2006 | 14,572,522 | 6.34 | 7.61 |

# Yield Maintenance Agreement

| Class M and Class B Yield Maintance Agreement Schedule | | | |
|---|---|---|---|
| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
| December 2004 | 115,150,000 | N/A | N/A |
| January 2005 | 115,150,000 | 5.38 | 6.47 |
| February 2005 | 115,150,000 | 5.38 | 6.47 |
| March 2005 | 115,150,000 | 6.09 | 6.47 |
| April 2005 | 115,150,000 | 5.38 | 6.47 |
| May 2005 | 115,150,000 | 5.60 | 6.47 |
| June 2005 | 115,150,000 | 5.38 | 6.47 |
| July 2005 | 115,150,000 | 5.60 | 6.47 |
| August 2005 | 115,150,000 | 5.38 | 6.47 |
| September 2005 | 115,150,000 | 5.38 | 6.47 |
| October 2005 | 115,150,000 | 5.60 | 6.47 |
| November 2005 | 115,150,000 | 5.38 | 6.47 |
| December 2005 | 115,150,000 | 5.61 | 6.47 |
| January 2006 | 115,150,000 | 5.38 | 6.47 |
| February 2006 | 115,150,000 | 5.38 | 6.47 |
| March 2006 | 115,150,000 | 6.10 | 6.47 |
| April 2006 | 115,150,000 | 5.39 | 6.47 |
| May 2006 | 115,150,000 | 5.61 | 6.47 |
| June 2006 | 115,150,000 | 5.39 | 6.47 |
| July 2006 | 115,150,000 | 5.61 | 6.47 |
| August 2006 | 115,150,000 | 5.39 | 6.47 |
| September 2006 | 115,150,000 | 5.39 | 6.47 |

# Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $550,835,083.63 | | |
| Number of Mortgage Loans | 4,217 | | |
| Average Current Principal Balance | $130,622.50 | $9,989.64 | $650,000.00 |
| (1) (4) Weighted Average Original Loan-to-Value | 79.81% | 7.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.39% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.88% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.81% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.32% | 1.00% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.91% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.16% |
| Lien | First | 99.20% |
| Property Type | Single-family detached | 80.92% |
| | Planned Unit Developments (detached) | 7.48 |
| | Two- to four- family units | 3.87 |
| | Manufactured Home | 2.50 |
| | Planned Unit Developments (attached) | 1.29 |
| | Townhouse | 0.45 |
| | Condo Mid-Rise (5 to 8 stories) | 0.11 |
| | Condo Low-Rise (less than 5 stories) | 3.39 |
| Occupancy Status | Primary Residence | 95.56% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.05 |
| Documentation Type | Full Documentation | 73.61% |
| | Reduced Documentation | 26.39 |
| Loans with Prepayment Penalties | | 70.27% |
| Loans serviced by Homecomings(3) | | 100.00% |

### Aggregate Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 25 | $2,748,665 | 0.50% | $109,947 | 64.74% |
| 500 - 519 | 65 | 7,255,271 | 1.32 | 111,620 | 73.60 |
| 520 - 539 | 187 | 23,250,707 | 4.22 | 124,335 | 71.05 |
| 540 - 559 | 364 | 45,558,895 | 8.27 | 125,162 | 75.28 |
| 560 - 579 | 480 | 60,908,405 | 11.06 | 126,893 | 79.01 |
| 580 - 599 | 636 | 70,488,009 | 12.80 | 110,830 | 79.93 |
| 600 - 619 | 797 | 103,061,524 | 18.71 | 129,312 | 81.90 |
| 620 - 639 | 632 | 87,754,913 | 15.93 | 138,853 | 81.81 |
| 640 - 659 | 449 | 64,071,043 | 11.63 | 142,697 | 80.54 |
| 660 - 679 | 246 | 36,201,231 | 6.57 | 147,159 | 80.50 |
| 680 - 699 | 136 | 20,765,273 | 3.77 | 152,686 | 81.20 |
| 700 - 719 | 80 | 11,415,146 | 2.07 | 142,689 | 82.35 |
| 720 - 739 | 44 | 6,623,050 | 1.20 | 150,524 | 82.07 |
| 740 - 759 | 32 | 5,005,980 | 0.91 | 156,437 | 81.32 |
| 760 >= | 36 | 5,227,033 | 0.95 | 145,195 | 79.68 |
| **Subtotal with Credit Scores** | **4,209** | **$550,335,147** | **99.91%** | **$130,752** | **79.82%** |
| Not available* | 8 | $499,937 | 0.09 | 62,492 | 69.59 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **79.81%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,749 | $117,661,128 | 21.36% | $67,273 | 606 | 78.52% |
| 100,001 - 200,000 | 1,782 | 250,940,286 | 45.56 | 140,819 | 612 | 79.96 |
| 200,001 - 300,000 | 548 | 132,994,256 | 24.14 | 242,690 | 621 | 79.90 |
| 300,001 - 400,000 | 123 | 42,479,080 | 7.71 | 345,358 | 616 | 81.95 |
| 400,001 - 500,000 | 14 | 6,110,334 | 1.11 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.12 | 650,000 | 752 | 75.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 4.500 - 4.999 | 9 | 1,259,381 | 0.23 | 139,931 | 610 | 76.07 |
| 5.000 - 5.499 | 89 | 15,197,807 | 2.76 | 170,762 | 637 | 74.18 |
| 5.500 - 5.999 | 326 | 55,966,534 | 10.16 | 171,676 | 638 | 77.25 |
| 6.000 - 6.499 | 864 | 135,123,987 | 24.53 | 156,394 | 628 | 78.56 |
| 6.500 - 6.999 | 905 | 125,749,694 | 22.83 | 138,950 | 619 | 80.74 |
| 7.000 - 7.499 | 816 | 106,078,568 | 19.26 | 129,998 | 601 | 81.22 |
| 7.500 - 7.999 | 464 | 55,717,788 | 10.12 | 120,081 | 589 | 81.57 |
| 8.000 - 8.499 | 299 | 31,829,750 | 5.78 | 106,454 | 583 | 79.81 |
| 8.500 - 8.999 | 119 | 10,623,090 | 1.93 | 89,270 | 577 | 79.50 |
| 9.000 - 9.499 | 63 | 5,848,299 | 1.06 | 92,830 | 557 | 77.39 |
| 9.500 - 9.999 | 28 | 1,416,872 | 0.26 | 50,603 | 554 | 72.76 |
| 10.000 - 10.499 | 22 | 1,235,870 | 0.22 | 56,176 | 554 | 71.66 |
| 10.500 - 10.999 | 12 | 423,481 | 0.08 | 35,290 | 552 | 76.32 |
| 11.000 - 11.499 | 150 | 3,145,147 | 0.57 | 20,968 | 599 | 99.79 |
| 11.500 - 11.999 | 9 | 329,040 | 0.06 | 36,560 | 575 | 82.06 |
| 12.000 - 12.499 | 4 | 104,081 | 0.02 | 26,020 | 607 | 100.00 |
| 12.500 - 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 - 13.499 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 5.000 - 5.499 | 8 | 1,146,353 | 0.21 | 143,294 | 609 | 75.68 |
| 5.500 - 5.999 | 90 | 15,122,729 | 2.75 | 168,030 | 645 | 75.44 |
| 6.000 - 6.499 | 284 | 48,570,260 | 8.82 | 171,022 | 642 | 77.50 |
| 6.500 - 6.999 | 924 | 147,172,235 | 26.72 | 159,277 | 632 | 78.64 |
| 7.000 - 7.499 | 791 | 107,450,917 | 19.51 | 135,842 | 619 | 80.42 |
| 7.500 - 7.999 | 898 | 118,763,508 | 21.56 | 132,253 | 600 | 81.09 |
| 8.000 - 8.499 | 426 | 50,143,749 | 9.10 | 117,708 | 587 | 82.24 |
| 8.500 - 8.999 | 332 | 36,472,631 | 6.62 | 109,857 | 581 | 79.66 |
| 9.000 - 9.499 | 122 | 11,454,685 | 2.08 | 93,891 | 571 | 78.37 |
| 9.500 - 9.999 | 76 | 6,881,391 | 1.25 | 90,545 | 556 | 77.47 |
| 10.000 - 10.499 | 22 | 1,232,246 | 0.22 | 56,011 | 553 | 75.01 |
| 10.500 - 10.999 | 28 | 1,493,841 | 0.27 | 53,351 | 554 | 70.92 |
| 11.000 - 11.499 | 14 | 512,747 | 0.09 | 36,625 | 549 | 74.50 |
| 11.500 - 11.999 | 151 | 3,198,977 | 0.58 | 21,185 | 598 | 99.28 |
| 12.000 - 12.499 | 5 | 191,745 | 0.03 | 38,349 | 549 | 69.21 |
| 12.500 - 12.999 | 8 | 241,376 | 0.04 | 30,172 | 609 | 100.00 |
| 13.000 - 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 - 13.999 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 134 | $13,679,565 | 2.48% | $102,086 | 589 |
| 50.01 - 55.00 | 61 | 8,085,564 | 1.47 | 132,550 | 599 |
| 55.01 - 60.00 | 120 | 13,213,458 | 2.40 | 110,112 | 583 |
| 60.01 - 65.00 | 148 | 20,917,562 | 3.80 | 141,335 | 590 |
| 65.01 - 70.00 | 237 | 29,718,591 | 5.40 | 125,395 | 584 |
| 70.01 - 75.00 | 360 | 46,560,757 | 8.45 | 129,335 | 602 |
| 75.01 - 80.00 | 1,470 | 202,888,634 | 36.83 | 138,019 | 625 |
| 80.01 - 85.00 | 564 | 78,083,442 | 14.18 | 138,446 | 609 |
| 85.01 - 90.00 | 668 | 100,252,761 | 18.20 | 150,079 | 613 |
| 90.01 - 95.00 | 253 | 33,224,355 | 6.03 | 131,322 | 636 |
| 95.01 - 100.00 | 202 | 4,210,394 | 0.76 | 20,844 | 600 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 108 | $10,740,330 | 1.95% | $99,448 | 597 | 83.53% |
| Alaska | 2 | 237,400 | 0.04 | 118,700 | 605 | 87.92 |
| Arizona | 108 | 13,754,999 | 2.50 | 127,361 | 627 | 80.97 |
| Arkansas | 20 | 1,864,523 | 0.34 | 93,226 | 608 | 85.83 |
| California | 378 | 81,267,787 | 14.75 | 214,994 | 615 | 76.19 |
| Colorado | 79 | 10,860,467 | 1.97 | 137,474 | 615 | 80.14 |
| Connecticut | 32 | 5,942,249 | 1.08 | 185,695 | 628 | 76.85 |
| Delaware | 6 | 644,083 | 0.12 | 107,347 | 581 | 71.71 |
| Florida | 410 | 52,673,860 | 9.56 | 128,473 | 611 | 79.87 |
| Georgia | 179 | 21,930,284 | 3.98 | 122,516 | 613 | 82.63 |
| Hawaii | 2 | 253,411 | 0.05 | 126,705 | 644 | 81.74 |
| Idaho | 12 | 1,378,698 | 0.25 | 114,891 | 628 | 79.28 |
| Illinois | 227 | 31,906,979 | 5.79 | 140,559 | 616 | 79.87 |
| Indiana | 112 | 9,385,653 | 1.70 | 83,800 | 604 | 81.95 |
| Iowa | 30 | 2,700,430 | 0.49 | 90,014 | 620 | 83.04 |
| Kansas | 49 | 5,014,125 | 0.91 | 102,329 | 623 | 81.59 |
| Kentucky | 49 | 3,868,153 | 0.70 | 78,942 | 603 | 82.28 |
| Louisiana | 75 | 6,673,286 | 1.21 | 88,977 | 594 | 81.03 |
| Maine | 4 | 592,849 | 0.11 | 148,212 | 600 | 78.93 |
| Maryland | 79 | 13,613,857 | 2.47 | 172,327 | 619 | 79.69 |
| Massachusetts | 46 | 9,567,914 | 1.74 | 207,998 | 624 | 74.39 |
| Michigan | 325 | 37,844,005 | 6.87 | 116,443 | 608 | 81.94 |
| Minnesota | 122 | 19,118,102 | 3.47 | 156,706 | 623 | 78.34 |
| Mississippi | 27 | 2,964,546 | 0.54 | 109,798 | 595 | 83.25 |
| Missouri | 147 | 14,967,718 | 2.72 | 101,821 | 613 | 82.62 |
| Montana | 4 | 495,546 | 0.09 | 123,887 | 624 | 83.23 |
| Nebraska | 12 | 1,021,947 | 0.19 | 85,162 | 638 | 83.28 |
| Nevada | 72 | 12,846,131 | 2.33 | 178,418 | 617 | 77.78 |
| New Hampshire | 10 | 1,854,418 | 0.34 | 185,442 | 646 | 78.78 |
| New Jersey | 68 | 13,150,360 | 2.39 | 193,388 | 619 | 79.54 |
| New Mexico | 17 | 1,664,590 | 0.30 | 97,917 | 595 | 77.71 |
| New York | 63 | 12,907,473 | 2.34 | 204,881 | 624 | 74.45 |
| North Carolina | 79 | 8,834,575 | 1.60 | 111,830 | 598 | 77.61 |
| North Dakota | 2 | 154,981 | 0.03 | 77,491 | 661 | 75.81 |
| Ohio | 138 | 13,484,563 | 2.45 | 97,714 | 612 | 83.79 |
| Oklahoma | 53 | 4,452,706 | 0.81 | 84,013 | 610 | 82.32 |
| Oregon | 36 | 4,990,637 | 0.91 | 138,629 | 624 | 80.71 |
| Pennsylvania | 66 | 7,317,007 | 1.33 | 110,864 | 603 | 80.92 |
| Rhode Island | 18 | 2,814,566 | 0.51 | 156,365 | 619 | 68.66 |
| South Carolina | 62 | 6,562,077 | 1.19 | 105,840 | 608 | 82.79 |
| South Dakota | 6 | 614,605 | 0.11 | 102,434 | 603 | 79.48 |
| Tennessee | 85 | 7,603,907 | 1.38 | 89,458 | 614 | 82.57 |
| Texas | 320 | 27,636,351 | 5.02 | 86,364 | 613 | 81.74 |
| Utah | 36 | 3,677,125 | 0.67 | 102,142 | 626 | 82.59 |
| Vermont | 1 | 69,903 | 0.01 | 69,903 | 555 | 30.00 |
| Virginia | 152 | 21,868,502 | 3.97 | 143,872 | 609 | 79.46 |
| Washington | 75 | 12,057,307 | 2.19 | 160,764 | 615 | 82.55 |
| West Virginia | 11 | 1,533,663 | 0.28 | 139,424 | 577 | 82.56 |
| Wisconsin | 192 | 22,075,661 | 4.01 | 114,977 | 612 | 80.97 |
| Wyoming | 4 | 400,200 | 0.07 | 100,050 | 618 | 81.69 |
| Washington DC | 7 | 980,574 | 0.18 | 140,082 | 587 | 67.65 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 2,356 | $326,722,725 | 59.31% | $138,677 | 604 | 78.15% |
| Purchase | 1,619 | 193,547,246 | 35.14 | 119,547 | 628 | 82.45 |
| Rate/Term refinance | 242 | 30,565,112 | 5.55 | 126,302 | 618 | 80.85 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 3,255 | $405,497,205 | 73.61% | $124,577 | 604 | 81.21% |
| Reduced Documentation | 962 | 145,337,879 | 26.39 | 151,079 | 639 | 75.90 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 3,980 | $526,379,522 | 95.56% | $132,256 | 612 | 79.98% |
| Non Owner Occupied | 195 | 18,673,025 | 3.39 | 95,759 | 641 | 73.90 |
| Second/Vacation | 42 | 5,782,536 | 1.05 | 137,679 | 647 | 83.01 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 3,434 | 445,736,929 | 80.92% | 129,801 | 612 | 80.04% |
| Planned Unit Developments (detached) | 280 | 41,188,125 | 7.48 | 147,100 | 617 | 81.88 |
| Two- to four- family units | 132 | 21,310,675 | 3.87 | 161,445 | 633 | 75.51 |
| Condo Low-Rise (less than 5 stories) | 132 | 18,647,204 | 3.39 | 141,267 | 621 | 79.20 |
| Manufactured Home | 156 | 13,762,524 | 2.50 | 88,221 | 624 | 75.69 |
| Planned Unit Developments (attached) | 48 | 7,119,840 | 1.29 | 148,330 | 606 | 77.10 |
| Townhouse | 31 | 2,482,822 | 0.45 | 80,091 | 614 | 77.60 |
| Condo Mid-Rise (5 to 8 stories) | 4 | 586,965 | 0.11 | 146,741 | 624 | 75.11 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,958 | $274,277,192 | 49.79% | $140,080 | 645 | 81.86% |
| AX | 1,031 | 124,615,025 | 22.62 | 120,868 | 603 | 79.98 |
| AM | 556 | 66,920,031 | 12.15 | 120,360 | 583 | 80.68 |
| B | 417 | 53,801,595 | 9.77 | 129,021 | 553 | 74.85 |
| C | 178 | 21,356,991 | 3.88 | 119,983 | 548 | 69.13 |
| CM | 77 | 9,864,249 | 1.79 | 128,107 | 536 | 65.03 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,448 | $163,736,780 | 29.73% | $113,078 | 613 | 80.25% |
| 12 Months | 271 | 43,353,694 | 7.87 | 159,977 | 614 | 79.01 |
| 24 Months | 1,856 | 265,022,572 | 48.11 | 142,792 | 613 | 79.64 |
| 36 Months | 629 | 77,508,771 | 14.07 | 123,225 | 616 | 79.88 |
| 60 Months | 3 | 167,376 | 0.03 | 55,792 | 640 | 78.61 |
| Other | 10 | 1,045,891 | 0.19 | 104,589 | 609 | 82.10 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,133 | $531,857,670 | 96.55% | $128,686 | 612 | 79.69% |
| 24 | 61 | 14,529,555 | 2.64 | 238,189 | 636 | 83.36 |
| 36 | 17 | 3,240,259 | 0.59 | 190,603 | 641 | 83.77 |
| 60 | 6 | 1,207,600 | 0.22 | 201,267 | 640 | 77.91 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.499 | 3 | 399,230 | 0.07 | 133,077 | 652 | 79.20 |
| 1.500 - 1.999 | 1 | 159,710 | 0.03 | 159,710 | 651 | 72.00 |
| 2.000 - 2.499 | 1 | 147,616 | 0.03 | 147,616 | 647 | 80.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.01 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 2 | 212,843 | 0.04 | 106,421 | 621 | 63.56 |
| 4.000 - 4.499 | 8 | 1,043,467 | 0.19 | 130,433 | 632 | 79.28 |
| 4.500 - 4.999 | 23 | 3,996,787 | 0.73 | 173,773 | 599 | 78.03 |
| 5.000 - 5.499 | 59 | 9,688,454 | 1.76 | 164,211 | 639 | 79.77 |
| 5.500 - 5.999 | 213 | 30,050,708 | 5.46 | 141,083 | 639 | 78.97 |
| 6.000 - 6.499 | 382 | 51,380,505 | 9.33 | 134,504 | 631 | 78.01 |
| 6.500 - 6.999 | 1,384 | 222,293,778 | 40.36 | 160,617 | 621 | 78.86 |
| 7.000 - 7.499 | 643 | 83,778,830 | 15.21 | 130,294 | 608 | 81.35 |
| 7.500 - 7.999 | 468 | 58,943,265 | 10.70 | 125,947 | 593 | 83.01 |
| 8.000 - 8.499 | 235 | 28,313,568 | 5.14 | 120,483 | 581 | 81.51 |
| 8.500 - 8.999 | 115 | 12,612,849 | 2.29 | 109,677 | 569 | 80.12 |
| 9.000 - 9.499 | 71 | 6,850,875 | 1.24 | 96,491 | 561 | 76.63 |
| 9.500 - 9.999 | 19 | 1,556,702 | 0.28 | 81,932 | 543 | 75.60 |
| 10.000 - 10.499 | 22 | 1,297,578 | 0.24 | 58,981 | 562 | 74.46 |
| 10.500 - 10.999 | 7 | 352,869 | 0.06 | 50,410 | 535 | 68.23 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 10.000 - 10.999 | 1 | 63,511 | 0.01 | 63,511 | 549 | 70.00 |
| 11.000 - 11.999 | 44 | 5,867,393 | 1.07 | 133,350 | 651 | 74.19 |
| 12.000 - 12.999 | 619 | 91,266,897 | 16.57 | 147,442 | 630 | 77.65 |
| 13.000 - 13.999 | 1,480 | 223,884,965 | 40.64 | 151,274 | 621 | 79.99 |
| 14.000 - 14.999 | 1,077 | 145,140,660 | 26.35 | 134,764 | 601 | 81.03 |
| 15.000 - 15.999 | 348 | 39,732,592 | 7.21 | 114,174 | 578 | 80.47 |
| 16.000 - 16.999 | 68 | 5,927,131 | 1.08 | 87,164 | 561 | 76.59 |
| 17.000 - 17.999 | 14 | 755,500 | 0.14 | 53,964 | 552 | 73.23 |
| 18.000 - 18.999 | 2 | 113,766 | 0.02 | 56,883 | 552 | 72.63 |
| 19.000 - 19.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| 20.000 - 20.999 | 1 | 154,102 | 0.03 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 2 | 164,324 | 0.03 | 82,162 | 563 | 71.33 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.999 | 4 | 558,940 | 0.10 | 139,735 | 652 | 77.15 |
| 2.000 - 2.999 | 2 | 212,243 | 0.04 | 106,122 | 627 | 70.87 |
| 4.000 - 4.999 | 4 | 774,313 | 0.14 | 193,578 | 618 | 79.09 |
| 5.000 - 5.999 | 74 | 10,841,849 | 1.97 | 146,511 | 630 | 74.72 |
| 6.000 - 6.999 | 1,237 | 200,632,317 | 36.42 | 162,193 | 635 | 78.14 |
| 7.000 - 7.999 | 1,583 | 213,625,757 | 38.78 | 134,950 | 605 | 81.20 |
| 8.000 - 8.999 | 560 | 68,364,547 | 12.41 | 122,080 | 583 | 81.75 |
| 9.000 - 9.999 | 149 | 15,603,193 | 2.83 | 104,719 | 567 | 77.69 |
| 10.000 - 10.999 | 35 | 2,073,739 | 0.38 | 59,250 | 553 | 74.22 |
| 11.000 - 11.999 | 8 | 383,943 | 0.07 | 47,993 | 537 | 67.22 |
| 12.000 - 12.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Aggregate Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 2005 March | 1 | 291,515 | 0.05 | 291,515 | 758 | 80.00 |
| 2005 September | 1 | 319,535 | 0.06 | 319,535 | 576 | 80.00 |
| 2006 April | 11 | 1,123,687 | 0.20 | 102,153 | 597 | 71.61 |
| 2006 May | 61 | 8,080,881 | 1.47 | 132,473 | 625 | 78.13 |
| 2006 June | 115 | 15,181,021 | 2.76 | 132,009 | 611 | 76.06 |
| 2006 July | 74 | 10,627,090 | 1.93 | 143,609 | 614 | 74.46 |
| 2006 August | 145 | 22,702,644 | 4.12 | 156,570 | 614 | 79.21 |
| 2006 September | 911 | 152,035,347 | 27.6 | 166,888 | 620 | 78.99 |
| 2006 October | 1,265 | 160,289,937 | 29.10 | 126,711 | 609 | 81.09 |
| 2006 November | 505 | 67,281,628 | 12.21 | 133,231 | 602 | 81.10 |
| 2007 April | 1 | 159,427 | 0.03 | 159,427 | 616 | 75.00 |
| 2007 May | 12 | 1,421,455 | 0.26 | 118,455 | 626 | 75.06 |
| 2007 June | 55 | 6,674,440 | 1.21 | 121,353 | 637 | 75.73 |
| 2007 July | 22 | 2,955,463 | 0.54 | 134,339 | 631 | 79.47 |
| 2007 August | 24 | 3,605,855 | 0.65 | 150,244 | 634 | 78.12 |
| 2007 September | 87 | 13,809,054 | 2.51 | 158,725 | 631 | 78.09 |
| 2007 October | 157 | 19,728,278 | 3.58 | 125,658 | 616 | 81.03 |
| 2007 November | 210 | 26,857,003 | 4.88 | 127,890 | 606 | 80.18 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Group I Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,971.75 | | |
| Number of Mortgage Loans | 1,982 | | |
| Average Current Principal Balance | $138,959.62 | $10,000.00 | $650,000.00 |
| (1) Weighted Average Original Loan-to-Value | 79.25% | 7.00% | 95.00% |
| (1) Weighted Average Mortgage Rate | 7.33% | 5.15% | 12.38% |
| (1) Weighted Average Net Mortgage Rate | 6.82% | 4.57% | 11.80% |
| (1) Weighted Average Note Margin | 7.00% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.77% | 11.25% | 21.13% |
| (1) Weighted Average Minimum Mortgage Rate | 7.31% | 1.00% | 11.50% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 10 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 357 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 614 | 476 | 805 |

(1) Weighted Average reflected in Total.
(2) 99.89% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.64% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 79.33% |
| | Planned Unit Developments (detached) | 7.19 |
| | Manufactured Home | 5.00 |
| | Two- to four- family units | 3.65 |
| | Planned Unit Developments (attached) | 1.00 |
| | Townhouse | 0.37 |
| | Condo Mid-Rise (5 to 8 stories) | 0.19 |
| | Condo Low-Rise (less than 5 stories) | 3.26 |
| Occupancy Status | Primary Residence | 95.71% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 0.90 |
| Documentation Type | Full Documentation | 74.21% |
| | Reduced Documentation | 25.79 |
| Loans with Prepayment Penalties | | 71.13% |
| Loans serviced by Homecomings(3) | | 100.00% |

### Group I Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 13 | $1,481,644 | 0.54% | $113,973 | 68.32% |
| 500 - 519 | 35 | 3,786,061 | 1.37 | 108,173 | 72.58 |
| 520 - 539 | 87 | 10,811,402 | 3.93 | 124,269 | 70.57 |
| 540 - 559 | 182 | 22,524,833 | 8.18 | 123,763 | 74.61 |
| 560 - 579 | 228 | 30,645,022 | 11.13 | 134,408 | 78.72 |
| 580 - 599 | 268 | 35,283,705 | 12.81 | 131,656 | 79.43 |
| 600 - 619 | 337 | 50,472,557 | 18.33 | 149,770 | 81.42 |
| 620 - 639 | 310 | 43,066,353 | 15.64 | 138,924 | 80.63 |
| 640 - 659 | 221 | 33,843,701 | 12.29 | 153,139 | 79.78 |
| 660 - 679 | 133 | 19,473,172 | 7.07 | 146,415 | 80.12 |
| 680 - 699 | 61 | 9,193,303 | 3.34 | 150,710 | 80.18 |
| 700 - 719 | 34 | 4,390,808 | 1.59 | 129,141 | 83.39 |
| 720 - 739 | 24 | 3,346,537 | 1.22 | 139,439 | 82.87 |
| 740 - 759 | 20 | 3,261,274 | 1.18 | 163,064 | 82.06 |
| 760 >= | 24 | 3,527,122 | 1.28 | 146,963 | 79.91 |
| **Total:** | **1,977** | **$275,107,495** | **99.89%** | **$139,154** | **79.26%** |
| Not available* | 5 | $310,477 | 0.11% | $62,095 | 64.20% |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **79.25%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

### Group I Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 777 | $56,942,369 | 20.67% | $73,285 | 609 | 77.11% |
| 100,001 - 200,000 | 853 | 119,356,484 | 43.34 | 139,926 | 611 | 79.65 |
| 200,001 - 300,000 | 239 | 57,904,661 | 21.02 | 242,279 | 624 | 79.16 |
| 300,001 - 400,000 | 98 | 34,454,125 | 12.51 | 351,573 | 615 | 81.10 |
| 400,001 - 500,000 | 14 | 6,110,334 | 2.22 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.24 | 650,000 | 752 | 75.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.000 - 5.499 | 53 | 9,379,502 | 3.41 | 176,972 | 634 | 74.69 |
| 5.500 - 5.999 | 169 | 30,328,380 | 11.01 | 179,458 | 639 | 77.25 |
| 6.000 - 6.499 | 412 | 66,569,070 | 24.17 | 161,575 | 631 | 78.27 |
| 6.500 - 6.999 | 456 | 64,085,520 | 23.27 | 140,538 | 618 | 80.98 |
| 7.000 - 7.499 | 397 | 50,663,934 | 18.40 | 127,617 | 602 | 80.54 |
| 7.500 - 7.999 | 223 | 28,468,181 | 10.34 | 127,660 | 588 | 81.24 |
| 8.000 - 8.499 | 143 | 15,088,173 | 5.48 | 105,512 | 586 | 78.40 |
| 8.500 - 8.999 | 57 | 5,423,047 | 1.97 | 95,141 | 576 | 75.72 |
| 9.000 - 9.499 | 34 | 3,005,736 | 1.09 | 88,404 | 555 | 75.35 |
| 9.500 - 9.999 | 14 | 724,832 | 0.26 | 51,774 | 541 | 68.65 |
| 10.000 - 10.499 | 14 | 749,244 | 0.27 | 53,517 | 551 | 71.35 |
| 10.500 - 10.999 | 2 | 126,605 | 0.05 | 63,303 | 544 | 70.00 |
| 11.500 - 11.999 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.500 - 5.999 | 53 | 9,429,626 | 3.42 | 177,917 | 643 | 76.07 |
| 6.000 - 6.499 | 148 | 26,708,559 | 9.70 | 180,463 | 643 | 77.02 |
| 6.500 - 6.999 | 434 | 71,028,537 | 25.79 | 163,660 | 633 | 78.44 |
| 7.000 - 7.499 | 395 | 54,495,240 | 19.79 | 137,963 | 619 | 80.62 |
| 7.500 - 7.999 | 442 | 58,571,787 | 21.27 | 132,515 | 601 | 80.63 |
| 8.000 - 8.499 | 210 | 25,346,544 | 9.20 | 120,698 | 587 | 81.75 |
| 8.500 - 8.999 | 163 | 18,032,898 | 6.55 | 110,631 | 581 | 78.71 |
| 9.000 - 9.499 | 56 | 5,699,397 | 2.07 | 101,775 | 571 | 74.60 |
| 9.500 - 9.999 | 41 | 3,584,693 | 1.30 | 87,432 | 554 | 75.73 |
| 10.000 - 10.499 | 10 | 543,587 | 0.20 | 54,359 | 545 | 70.88 |
| 10.500 - 10.999 | 18 | 956,636 | 0.35 | 53,146 | 547 | 68.31 |
| 11.000 - 11.499 | 3 | 160,891 | 0.06 | 53,630 | 551 | 70.11 |
| 11.500 - 11.999 | 1 | 53,830 | 0.02 | 53,830 | 538 | 70.00 |
| 12.000 - 12.499 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 76 | $7,806,419 | 2.83% | $102,716 | 592 |
| 50.01 - 55.00 | 32 | 4,700,090 | 1.71 | 146,878 | 601 |
| 55.01 - 60.00 | 63 | 6,912,762 | 2.51 | 109,726 | 586 |
| 60.01 - 65.00 | 79 | 11,083,605 | 4.02 | 140,299 | 592 |
| 65.01 - 70.00 | 119 | 14,431,101 | 5.24 | 121,270 | 584 |
| 70.01 - 75.00 | 197 | 25,765,719 | 9.36 | 130,790 | 605 |
| 75.01 - 80.00 | 723 | 101,569,172 | 36.88 | 140,483 | 625 |
| 80.01 - 85.00 | 275 | 39,466,405 | 14.33 | 143,514 | 609 |
| 85.01 - 90.00 | 319 | 49,711,504 | 18.05 | 155,835 | 616 |
| 90.01 - 95.00 | 99 | 13,971,195 | 5.07 | 141,123 | 635 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** |

## Group I Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,215 | $171,941,903 | 62.43% | $141,516 | 605 | 77.82% |
| Purchase | 662 | 89,775,443 | 32.60 | 135,612 | 630 | 81.94 |
| Rate/Term refinance | 105 | 13,700,626 | 4.97 | 130,482 | 620 | 79.51 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,527 | $204,398,269 | 74.21% | $133,856 | 606 | 80.65% |
| Reduced Documentation | 455 | 71,019,703 | 25.79 | 156,087 | 638 | 75.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 56 | $5,834,844 | 2.12% | $104,194 | 601 | 82.42% |
| Alaska | 2 | 237,400 | 0.09 | 118,700 | 605 | 87.92 |
| Arizona | 52 | 6,722,540 | 2.44 | 129,280 | 626 | 79.52 |
| Arkansas | 11 | 966,836 | 0.35 | 87,894 | 609 | 83.18 |
| California | 214 | 47,847,901 | 17.37 | 223,588 | 618 | 76.08 |
| Colorado | 34 | 5,323,800 | 1.93 | 156,582 | 619 | 78.93 |
| Connecticut | 10 | 2,160,617 | 0.78 | 216,062 | 633 | 77.40 |
| Delaware | 5 | 592,864 | 0.22 | 118,573 | 576 | 70.13 |
| Florida | 205 | 26,054,794 | 9.46 | 127,097 | 615 | 79.99 |
| Georgia | 83 | 10,093,055 | 3.66 | 121,603 | 615 | 81.05 |
| Idaho | 4 | 335,446 | 0.12 | 83,862 | 626 | 73.53 |
| Illinois | 98 | 15,090,200 | 5.48 | 153,982 | 617 | 80.16 |
| Indiana | 52 | 4,888,901 | 1.78 | 94,017 | 607 | 82.54 |
| Iowa | 13 | 1,022,745 | 0.37 | 78,673 | 620 | 80.74 |
| Kansas | 18 | 1,881,521 | 0.68 | 104,529 | 630 | 81.46 |
| Kentucky | 18 | 1,499,728 | 0.54 | 83,318 | 605 | 83.27 |
| Louisiana | 31 | 3,311,074 | 1.20 | 106,809 | 599 | 80.58 |
| Maine | 3 | 327,707 | 0.12 | 109,236 | 626 | 69.97 |
| Maryland | 32 | 6,813,869 | 2.47 | 212,933 | 614 | 81.76 |
| Massachusetts | 21 | 4,583,619 | 1.66 | 218,268 | 629 | 73.96 |
| Michigan | 174 | 21,099,191 | 7.66 | 121,260 | 604 | 81.39 |
| Minnesota | 53 | 8,916,241 | 3.24 | 168,231 | 625 | 77.03 |
| Mississippi | 16 | 1,831,921 | 0.67 | 114,495 | 599 | 83.46 |
| Missouri | 64 | 6,767,819 | 2.46 | 105,747 | 609 | 80.96 |
| Montana | 2 | 148,754 | 0.05 | 74,377 | 635 | 82.74 |
| Nebraska | 7 | 539,233 | 0.20 | 77,033 | 637 | 85.21 |
| Nevada | 28 | 4,949,207 | 1.80 | 176,757 | 607 | 75.39 |
| New Hampshire | 6 | 1,178,278 | 0.43 | 196,380 | 662 | 82.39 |
| New Jersey | 38 | 7,236,986 | 2.63 | 190,447 | 621 | 79.02 |
| New Mexico | 9 | 874,264 | 0.32 | 97,140 | 588 | 77.44 |
| New York | 26 | 5,678,832 | 2.06 | 218,417 | 615 | 77.70 |
| North Carolina | 33 | 3,774,762 | 1.37 | 114,387 | 593 | 75.55 |
| North Dakota | 2 | 154,981 | 0.06 | 77,491 | 661 | 75.81 |
| Ohio | 65 | 7,019,074 | 2.55 | 107,986 | 606 | 82.99 |
| Oklahoma | 22 | 1,783,926 | 0.65 | 81,088 | 609 | 80.95 |
| Oregon | 21 | 3,107,083 | 1.13 | 147,956 | 631 | 77.51 |
| Pennsylvania | 35 | 4,172,423 | 1.51 | 119,212 | 601 | 80.84 |
| Rhode Island | 9 | 1,597,297 | 0.58 | 177,477 | 615 | 66.62 |
| South Carolina | 32 | 3,136,721 | 1.14 | 98,023 | 608 | 80.59 |
| South Dakota | 5 | 508,372 | 0.18 | 101,674 | 598 | 76.24 |
| Tennessee | 39 | 3,201,413 | 1.16 | 82,088 | 617 | 78.87 |
| Texas | 134 | 14,350,092 | 5.21 | 107,090 | 614 | 80.70 |
| Utah | 16 | 2,046,344 | 0.74 | 127,897 | 629 | 81.83 |
| Vermont | 1 | 69,903 | 0.03 | 69,903 | 555 | 30.00 |
| Virginia | 63 | 10,314,907 | 3.75 | 163,729 | 607 | 79.58 |
| Washington | 32 | 4,910,659 | 1.78 | 153,458 | 619 | 82.04 |
| West Virginia | 4 | 390,625 | 0.14 | 97,656 | 588 | 86.55 |
| Wisconsin | 79 | 9,412,160 | 3.42 | 119,141 | 618 | 80.42 |
| Wyoming | 1 | 96,000 | 0.03 | 96,000 | 576 | 80.00 |
| Washington DC | 4 | 561,045 | 0.20 | 140,261 | 559 | 66.42 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 1,865 | $263,614,378 | 95.71% | $141,348 | 613 | 79.42% |
| Non Owner Occupied | 98 | 9,336,871 | 3.39 | 95,274 | 641 | 73.83 |
| Second/Vacation | 19 | 2,466,723 | 0.90 | 129,828 | 655 | 80.88 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 1,553 | $218,496,291 | 79.33% | $140,693 | 612 | 79.51% |
| Planned Unit Developments (detached) | 117 | 19,794,857 | 7.19 | 169,187 | 619 | 81.08 |
| Manufactured Home | 156 | 13,762,524 | 5.00 | 88,221 | 624 | 75.69 |
| Two- to four- family units | 61 | 10,056,758 | 3.65 | 164,865 | 641 | 76.16 |
| Planned Unit Developments (attached) | 19 | 2,761,545 | 1.00 | 145,344 | 601 | 74.13 |
| Townhouse | 13 | 1,026,485 | 0.37 | 78,960 | 614 | 71.58 |
| Condo Mid-Rise (5 to 8 stories) | 3 | 528,562 | 0.19 | 176,187 | 622 | 73.46 |
| Condo Low-Rise (less than 5 stories) | 60 | 8,990,951 | 3.26 | 149,849 | 613 | 80.53 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 941 | $137,910,673 | 50.07% | $146,558 | 647 | 81.27% |
| AX | 474 | 64,374,666 | 23.37 | 135,812 | 601 | 79.41 |
| AM | 239 | 31,443,428 | 11.42 | 131,562 | 583 | 79.90 |
| B | 197 | 27,083,965 | 9.83 | 137,482 | 553 | 74.60 |
| C | 84 | 9,341,336 | 3.39 | 111,206 | 548 | 69.22 |
| CM | 47 | 5,263,904 | 1.91 | 111,998 | 535 | 62.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 602 | $79,503,401 | 28.87% | $132,065 | 615 | 79.03% |
| 12 Months | 133 | 21,407,625 | 7.77 | 160,960 | 615 | 79.21 |
| 24 Months | 908 | 132,683,559 | 48.18 | 146,127 | 614 | 79.45 |
| 36 Months | 330 | 40,955,376 | 14.87 | 124,107 | 612 | 79.04 |
| 60 Months | 3 | 167,376 | 0.06 | 55,792 | 640 | 78.61 |
| Other | 6 | 700,635 | 0.25 | 116,773 | 613 | 79.21 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

## Group I IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,938 | $263,361,982 | 95.62% | $135,894 | 613 | 79.14% |
| 24 | 32 | 9,292,301 | 3.37 | 290,384 | 640 | 81.32 |
| 36 | 8 | 1,937,289 | 0.70 | 242,161 | 637 | 83.97 |
| 60 | 4 | 826,400 | 0.30 | 206,600 | 618 | 78.43 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.499 | 1 | 114,026 | 0.04 | 114,026 | 657 | 88.00 |
| 1.500 - 1.999 | 1 | 159,710 | 0.06 | 159,710 | 651 | 72.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 1 | 100,000 | 0.04 | 100,000 | 637 | 45.00 |
| 4.000 - 4.499 | 3 | 287,747 | 0.10 | 95,916 | 591 | 80.00 |
| 4.500 - 4.999 | 16 | 2,974,008 | 1.08 | 185,875 | 598 | 76.74 |
| 5.000 - 5.499 | 29 | 5,059,019 | 1.84 | 174,449 | 650 | 80.44 |
| 5.500 - 5.999 | 98 | 13,748,511 | 4.99 | 140,291 | 632 | 78.40 |
| 6.000 - 6.499 | 183 | 25,066,030 | 9.10 | 136,973 | 637 | 76.06 |
| 6.500 - 6.999 | 646 | 109,158,022 | 39.63 | 168,975 | 623 | 78.92 |
| 7.000 - 7.499 | 344 | 45,480,810 | 16.51 | 132,212 | 607 | 81.13 |
| 7.500 - 7.999 | 243 | 30,453,847 | 11.06 | 125,324 | 593 | 82.73 |
| 8.000 - 8.499 | 106 | 13,790,804 | 5.01 | 130,102 | 583 | 81.24 |
| 8.500 - 8.999 | 59 | 6,040,246 | 2.19 | 102,377 | 568 | 76.15 |
| 9.000 - 9.499 | 37 | 3,739,457 | 1.36 | 101,066 | 563 | 76.23 |
| 9.500 - 9.999 | 8 | 616,624 | 0.22 | 77,078 | 535 | 67.97 |
| 10.000 - 10.499 | 14 | 811,292 | 0.29 | 57,949 | 549 | 71.85 |
| 10.500 - 10.999 | 4 | 238,628 | 0.09 | 59,657 | 537 | 70.31 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 11.000 - 11.999 | 26 | 3,531,186 | 1.28 | 135,815 | 653 | 73.17 |
| 12.000 - 12.999 | 328 | 49,577,339 | 18.00 | 151,150 | 632 | 77.23 |
| 13.000 - 13.999 | 710 | 110,045,546 | 39.96 | 154,994 | 621 | 80.05 |
| 14.000 - 14.999 | 514 | 71,158,677 | 25.84 | 138,441 | 602 | 80.23 |
| 15.000 - 15.999 | 171 | 20,186,418 | 7.33 | 118,049 | 578 | 80.41 |
| 16.000 - 16.999 | 35 | 2,707,893 | 0.98 | 77,368 | 566 | 73.24 |
| 17.000 - 17.999 | 6 | 348,863 | 0.13 | 58,144 | 549 | 72.98 |
| 18.000 - 18.999 | 2 | 113,766 | 0.04 | 56,883 | 552 | 72.63 |
| 20.000 - 20.999 | 1 | 154,102 | 0.06 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 1 | 79,620 | 0.03 | 79,620 | 584 | 77.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.999 | 2 | 273,736 | 0.10 | 136,868 | 653 | 78.66 |
| 2.000 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 4.000 - 4.999 | 1 | 404,651 | 0.15 | 404,651 | 622 | 76.00 |
| 5.000 - 5.999 | 43 | 6,010,677 | 2.18 | 139,783 | 627 | 74.27 |
| 6.000 - 6.999 | 591 | 100,797,825 | 36.60 | 170,555 | 637 | 77.86 |
| 7.000 - 7.999 | 790 | 107,371,532 | 38.98 | 135,913 | 605 | 81.01 |
| 8.000 - 8.999 | 266 | 33,757,037 | 12.26 | 126,906 | 583 | 81.23 |
| 9.000 - 9.999 | 76 | 7,879,378 | 2.86 | 103,676 | 567 | 75.28 |
| 10.000 - 10.999 | 20 | 1,129,226 | 0.41 | 56,461 | 545 | 71.16 |
| 11.000 - 11.999 | 4 | 214,721 | 0.08 | 53,680 | 548 | 70.08 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 2005 September | 1 | 319,535 | 0.12 | 319,535 | 576 | 80.00 |
| 2006 April | 9 | 972,887 | 0.35 | 108,099 | 601 | 71.57 |
| 2006 May | 29 | 3,592,662 | 1.30 | 123,885 | 609 | 77.05 |
| 2006 June | 59 | 7,733,657 | 2.81 | 131,079 | 613 | 75.95 |
| 2006 July | 38 | 5,737,579 | 2.08 | 150,989 | 628 | 71.35 |
| 2006 August | 56 | 9,228,668 | 3.35 | 164,798 | 619 | 79.37 |
| 2006 September | 454 | 78,692,136 | 28.57 | 173,331 | 622 | 79.12 |
| 2006 October | 614 | 79,028,905 | 28.69 | 128,712 | 609 | 79.87 |
| 2006 November | 260 | 34,856,476 | 12.66 | 134,063 | 600 | 81.15 |
| 2007 May | 4 | 433,187 | 0.16 | 108,297 | 610 | 78.12 |
| 2007 June | 22 | 2,871,263 | 1.04 | 130,512 | 639 | 76.93 |
| 2007 July | 11 | 1,221,904 | 0.44 | 111,082 | 628 | 77.79 |
| 2007 August | 13 | 2,279,876 | 0.83 | 175,375 | 630 | 80.12 |
| 2007 September | 40 | 6,529,481 | 2.37 | 163,237 | 632 | 80.68 |
| 2007 October | 78 | 9,837,193 | 3.57 | 126,118 | 615 | 80.48 |
| 2007 November | 106 | 14,567,999 | 5.29 | 137,434 | 609 | 79.57 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# Group II Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,111.88 | | |
| Number of Mortgage Loans | 2,235 | | |
| Average Current Principal Balance | $123,229.13 | $9,989.64 | $378,803.46 |
| (1) (4) Weighted Average Original Loan-to-Value | 80.37% | 17.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.45% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.93% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.13% | 10.75% |
| (1) Weighted Average Maximum Mortgage Rate | 13.85% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.33% | 1.13% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 176 | 360 |
| (1) (2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.93% of the Group II Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 92.67% |
| Lien | First | 98.40% |
| Property Type | Single-family detached | 82.51% |
| | Planned Unit Developments (detached) | 7.77 |
| | Two- to four- family units | 4.09 |
| | Planned Unit Developments (attached) | 1.58 |
| | Townhouse | 0.53 |
| | Condo Low-Rise (less than 5 stories) | 3.51 |
| | Condo Mid-Rise (5 to 8 stories) | 0.02 |
| Occupancy Status | Primary Residence | 95.41% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.20 |
| Documentation Type | Full Documentation | 73.02% |
| | Reduced Documentation | 26.98 |
| Loans with Prepayment Penalties | | 69.42% |
| Loans serviced by Homecomings(3) | | 100.00% |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 12 | 1,267,021 | 0.46 | 105,585 | 60.56% |
| 500 - 519 | 30 | 3,469,210 | 1.26 | 115,640 | 74.72 |
| 520 - 539 | 100 | 12,439,305 | 4.52 | 124,393 | 71.46 |
| 540 - 559 | 182 | 23,034,062 | 8.36 | 126,561 | 75.93 |
| 560 - 579 | 252 | 30,263,384 | 10.99 | 120,093 | 79.31 |
| 580 - 599 | 368 | 35,204,304 | 12.78 | 95,664 | 80.42 |
| 600 - 619 | 460 | 52,588,967 | 19.09 | 114,324 | 82.36 |
| 620 - 639 | 322 | 44,688,560 | 16.23 | 138,784 | 82.95 |
| 640 - 659 | 228 | 30,227,342 | 10.98 | 132,576 | 81.39 |
| 660 - 679 | 113 | 16,728,059 | 6.07 | 148,036 | 80.95 |
| 680 - 699 | 75 | 11,571,971 | 4.20 | 154,293 | 82.00 |
| 700 - 719 | 46 | 7,024,338 | 2.55 | 152,703 | 81.70 |
| 720 - 739 | 20 | 3,276,513 | 1.19 | 163,826 | 81.26 |
| 740 - 759 | 12 | 1,744,705 | 0.63 | 145,392 | 79.95 |
| 760 >= | 12 | 1,699,910 | 0.62 | 141,659 | 79.22 |
| **Subtotal with Credit Scores** | **2,232** | **$275,227,652** | **99.93%** | **$123,310** | **80.37%** |
| Not available* | 3 | $189,460 | 0.07% | $63,153 | 78.42% |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **80.37%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 972 | $60,718,759 | 22.05% | $62,468 | 604 | 79.85% |
| 100,001 – 200,000 | 929 | 131,583,802 | 47.78 | 141,640 | 612 | 80.24 |
| 200,001 – 300,000 | 309 | 75,089,595 | 27.26 | 243,008 | 619 | 80.47 |
| 300,001 – 400,000 | 25 | 8,024,956 | 2.91 | 320,998 | 620 | 85.61 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 – 4.499 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 4.500 – 4.999 | 3 | 523,414 | 0.19 | 174,471 | 602 | 80.00 |
| 5.000 – 5.499 | 36 | 5,818,305 | 2.11 | 161,620 | 642 | 73.35 |
| 5.500 – 5.999 | 157 | 25,638,154 | 9.31 | 163,300 | 637 | 77.26 |
| 6.000 – 6.499 | 452 | 68,554,917 | 24.89 | 151,670 | 626 | 78.85 |
| 6.500 – 6.999 | 449 | 61,664,175 | 22.39 | 137,337 | 621 | 80.48 |
| 7.000 – 7.499 | 419 | 55,414,633 | 20.12 | 132,254 | 601 | 81.84 |
| 7.500 – 7.999 | 241 | 27,249,607 | 9.89 | 113,069 | 590 | 81.92 |
| 8.000 – 8.499 | 156 | 16,741,577 | 6.08 | 107,318 | 581 | 81.08 |
| 8.500 – 8.999 | 62 | 5,200,044 | 1.89 | 83,872 | 578 | 83.45 |
| 9.000 – 9.499 | 29 | 2,842,563 | 1.03 | 98,019 | 560 | 79.54 |
| 9.500 – 9.999 | 14 | 692,040 | 0.25 | 49,431 | 567 | 77.07 |
| 10.000 – 10.499 | 8 | 486,626 | 0.18 | 60,828 | 559 | 72.13 |
| 10.500 – 10.999 | 10 | 296,875 | 0.11 | 29,688 | 556 | 79.01 |
| 11.000 – 11.499 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 11.500 – 11.999 | 7 | 259,259 | 0.09 | 37,037 | 588 | 91.50 |
| 12.000 – 12.499 | 4 | 104,081 | 0.04 | 26,020 | 607 | 100.00 |
| 12.500 – 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 – 13.499 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 – 4.999 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 5.000 – 5.499 | 2 | 410,386 | 0.15 | 205,193 | 596 | 80.00 |
| 5.500 – 5.999 | 37 | 5,693,103 | 2.07 | 153,868 | 649 | 74.39 |
| 6.000 – 6.499 | 136 | 21,861,700 | 7.94 | 160,748 | 642 | 78.09 |
| 6.500 – 6.999 | 490 | 76,143,699 | 27.65 | 155,395 | 631 | 78.82 |
| 7.000 – 7.499 | 396 | 52,955,677 | 19.23 | 133,726 | 619 | 80.20 |
| 7.500 – 7.999 | 456 | 60,191,721 | 21.85 | 131,999 | 599 | 81.54 |
| 8.000 – 8.499 | 216 | 24,797,205 | 9.00 | 114,802 | 587 | 82.74 |
| 8.500 – 8.999 | 169 | 18,439,733 | 6.70 | 109,111 | 581 | 80.59 |
| 9.000 – 9.499 | 66 | 5,755,288 | 2.09 | 87,201 | 571 | 82.11 |
| 9.500 – 9.999 | 35 | 3,296,698 | 1.20 | 94,191 | 559 | 79.37 |
| 10.000 – 10.499 | 12 | 688,660 | 0.25 | 57,388 | 560 | 78.27 |
| 10.500 – 10.999 | 10 | 537,205 | 0.20 | 53,720 | 567 | 75.56 |
| 11.000 – 11.499 | 11 | 351,856 | 0.13 | 31,987 | 548 | 76.51 |
| 11.500 – 11.999 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 12.000 – 12.499 | 3 | 121,964 | 0.04 | 40,655 | 562 | 81.94 |
| 12.500 – 12.999 | 8 | 241,376 | 0.09 | 30,172 | 609 | 100.00 |
| 13.000 – 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 – 13.999 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 – 50.00 | 58 | $5,873,146 | 2.13% | $101,261 | 585 |
| 50.01 – 55.00 | 29 | 3,385,474 | 1.23 | 116,740 | 597 |
| 55.01 – 60.00 | 57 | 6,300,695 | 2.29 | 110,539 | 579 |
| 60.01 – 65.00 | 69 | 9,833,956 | 3.57 | 142,521 | 588 |
| 65.01 – 70.00 | 118 | 15,287,491 | 5.55 | 129,555 | 584 |
| 70.01 – 75.00 | 163 | 20,795,038 | 7.55 | 127,577 | 598 |
| 75.01 – 80.00 | 747 | 101,319,463 | 36.79 | 135,635 | 625 |
| 80.01 – 85.00 | 289 | 38,617,037 | 14.02 | 133,623 | 609 |
| 85.01 – 90.00 | 349 | 50,541,257 | 18.35 | 144,817 | 610 |
| 90.01 – 95.00 | 154 | 19,253,160 | 6.99 | 125,021 | 638 |
| 95.01 – 100.00 | 202 | 4,210,394 | 1.53 | 20,844 | 600 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 52 | $4,905,487 | 1.78% | $94,336 | 592 | 84.86% |
| Arizona | 56 | 7,032,460 | 2.55 | 125,580 | 627 | 82.37 |
| Arkansas | 9 | 897,687 | 0.33 | 99,743 | 607 | 88.68 |
| California | 164 | 33,419,886 | 12.13 | 203,780 | 609 | 76.35 |
| Colorado | 45 | 5,536,667 | 2.01 | 123,037 | 612 | 81.30 |
| Connecticut | 22 | 3,781,632 | 1.37 | 171,892 | 626 | 76.53 |
| Delaware | 1 | 51,219 | 0.02 | 51,219 | 635 | 90.00 |
| Florida | 205 | 26,619,067 | 9.67 | 129,849 | 607 | 79.77 |
| Georgia | 96 | 11,837,229 | 4.30 | 123,304 | 611 | 83.97 |
| Hawaii | 2 | 253,411 | 0.09 | 126,705 | 644 | 81.74 |
| Idaho | 8 | 1,043,251 | 0.38 | 130,406 | 628 | 81.13 |
| Illinois | 129 | 16,816,779 | 6.11 | 130,363 | 614 | 79.61 |
| Indiana | 60 | 4,496,752 | 1.63 | 74,946 | 601 | 81.31 |
| Iowa | 17 | 1,677,685 | 0.61 | 98,687 | 620 | 84.44 |
| Kansas | 31 | 3,132,603 | 1.14 | 101,052 | 619 | 81.67 |
| Kentucky | 31 | 2,368,424 | 0.86 | 76,401 | 603 | 81.66 |
| Louisiana | 44 | 3,362,212 | 1.22 | 76,414 | 590 | 81.47 |
| Maine | 1 | 265,142 | 0.10 | 265,142 | 568 | 90.00 |
| Maryland | 47 | 6,799,988 | 2.47 | 144,681 | 623 | 77.62 |
| Massachusetts | 25 | 4,984,295 | 1.81 | 199,372 | 619 | 74.79 |
| Michigan | 151 | 16,744,813 | 6.08 | 110,893 | 613 | 82.62 |
| Minnesota | 69 | 10,201,862 | 3.70 | 147,853 | 622 | 79.49 |
| Mississippi | 11 | 1,132,625 | 0.41 | 102,966 | 590 | 82.92 |
| Missouri | 83 | 8,199,899 | 2.98 | 98,794 | 617 | 84.00 |
| Montana | 2 | 346,792 | 0.13 | 173,396 | 620 | 83.44 |
| Nebraska | 5 | 482,714 | 0.18 | 96,543 | 639 | 81.12 |
| Nevada | 44 | 7,896,925 | 2.87 | 179,476 | 624 | 79.29 |
| New Hampshire | 4 | 676,139 | 0.25 | 169,035 | 618 | 72.49 |
| New Jersey | 30 | 5,913,374 | 2.15 | 197,112 | 617 | 80.16 |
| New Mexico | 8 | 790,325 | 0.29 | 98,791 | 602 | 78.01 |
| New York | 37 | 7,228,641 | 2.62 | 195,369 | 630 | 71.89 |
| North Carolina | 46 | 5,059,813 | 1.84 | 109,996 | 602 | 79.15 |
| Ohio | 73 | 6,465,489 | 2.35 | 88,568 | 619 | 84.65 |
| Oklahoma | 31 | 2,668,780 | 0.97 | 86,090 | 610 | 83.23 |
| Oregon | 15 | 1,883,554 | 0.68 | 125,570 | 613 | 85.98 |
| Pennsylvania | 31 | 3,144,585 | 1.14 | 101,438 | 606 | 81.03 |
| Rhode Island | 9 | 1,217,270 | 0.44 | 135,252 | 624 | 71.33 |
| South Carolina | 30 | 3,425,357 | 1.24 | 114,179 | 607 | 84.80 |
| South Dakota | 1 | 106,234 | 0.04 | 106,234 | 623 | 95.00 |
| Tennessee | 46 | 4,402,495 | 1.60 | 95,706 | 612 | 85.25 |
| Texas | 186 | 13,286,259 | 4.82 | 71,432 | 612 | 82.87 |
| Utah | 20 | 1,630,781 | 0.59 | 81,539 | 623 | 83.54 |
| Virginia | 89 | 11,553,595 | 4.19 | 129,816 | 611 | 79.35 |
| Washington | 43 | 7,146,648 | 2.59 | 166,201 | 612 | 82.90 |
| West Virginia | 7 | 1,143,038 | 0.42 | 163,291 | 574 | 81.19 |
| Wisconsin | 113 | 12,663,501 | 4.60 | 112,066 | 607 | 81.37 |
| Wyoming | 3 | 304,200 | 0.11 | 101,400 | 631 | 82.22 |
| Washington DC | 3 | 419,529 | 0.15 | 139,843 | 624 | 69.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,141 | $154,780,822 | 56.20% | $135,654 | 603 | 78.51% |
| Purchase | 957 | 103,771,803 | 37.68 | 108,434 | 626 | 82.90 |
| Rate/Term refinance | 137 | 16,864,486 | 6.12 | 123,098 | 616 | 81.93 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,728 | $201,098,936 | 73.02% | $116,377 | 603 | 81.78% |
| Reduced Documentation | 507 | 74,318,176 | 26.98 | 146,584 | 639 | 76.55 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,115 | 262,765,145 | 95.41% | 124,239 | 611 | 80.55% |
| Non Owner Occupied | 97 | $9,336,154 | 3.39 | $96,249 | 642 | 73.97 |
| Second/Vacation | 23 | 3,315,813 | 1.20 | 144,166 | 641 | 84.60 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Condo Low-Rise (less than 5 stories) | 72 | $9,656,253 | 3.51% | $134,115 | 628 | 77.96% |
| Condo Mid-Rise (5 to 8 stories) | 1 | 58,404 | 0.02 | 58,404 | 639 | 90.00 |
| Planned Unit Developments (attached) | 29 | 4,358,296 | 1.58 | 150,286 | 610 | 78.98 |
| Planned Unit Developments (detached) | 163 | 21,393,268 | 7.77 | 131,247 | 614 | 82.62 |
| Single-family detached | 1,881 | 227,240,638 | 82.51 | 120,808 | 611 | 80.55 |
| Townhouse | 18 | 1,456,337 | 0.53 | 80,908 | 614 | 81.85 |
| Two- to four- family units | 71 | 11,253,916 | 4.09 | 158,506 | 625 | 74.92 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,017 | $136,366,519 | 49.51% | $134,087 | 644 | 82.46% |
| AX | 557 | 60,240,360 | 21.87 | 108,151 | 605 | 80.59 |
| AM | 317 | 35,476,603 | 12.88 | 111,914 | 582 | 81.37 |
| B | 220 | 26,717,630 | 9.70 | 121,444 | 553 | 75.11 |
| C | 94 | 12,015,655 | 4.36 | 127,826 | 548 | 69.06 |
| CM | 30 | 4,600,345 | 1.67 | 153,345 | 537 | 68.23 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 12 Months | 138 | $21,946,069 | 7.97% | $159,029 | 613 | 78.82% |
| 24 Months | 948 | 132,339,013 | 48.05 | 139,598 | 611 | 79.83 |
| 36 Months | 299 | 36,553,395 | 13.27 | 122,252 | 621 | 80.82 |
| None | 846 | 84,233,380 | 30.58 | 99,567 | 610 | 81.41 |
| Other | 4 | 345,256 | 0.13 | 86,314 | 601 | 87.95 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2,195 | $268,495,688 | 97.49% | $122,321 | 612 | 80.23% |
| 24 | 29 | 5,237,254 | 1.90 | 180,595 | 630 | 86.98 |
| 36 | 9 | 1,302,970 | 0.47 | 144,774 | 648 | 83.48 |
| 60 | 2 | 381,200 | 0.14 | 190,600 | 690 | 76.79 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.499 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.499 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 3.500 – 3.999 | 1 | 112,843 | 0.04 | 112,843 | 606 | 80.00 |
| 4.000 – 4.499 | 5 | 755,720 | 0.27 | 151,144 | 648 | 79.00 |
| 4.500 – 4.999 | 7 | 1,022,779 | 0.37 | 146,111 | 604 | 81.78 |
| 5.000 – 5.499 | 30 | 4,629,434 | 1.68 | 154,314 | 627 | 79.03 |
| 5.500 – 5.999 | 115 | 16,302,197 | 5.92 | 141,758 | 646 | 79.46 |
| 6.000 – 6.499 | 199 | 26,314,475 | 9.55 | 132,234 | 626 | 79.87 |
| 6.500 – 6.999 | 738 | 113,135,756 | 41.08 | 153,300 | 619 | 78.79 |
| 7.000 – 7.499 | 299 | 38,298,020 | 13.91 | 128,087 | 608 | 81.60 |
| 7.500 – 7.999 | 225 | 28,489,418 | 10.34 | 126,620 | 593 | 83.32 |
| 8.000 – 8.499 | 129 | 14,522,764 | 5.27 | 112,580 | 579 | 81.76 |
| 8.500 – 8.999 | 56 | 6,572,603 | 2.39 | 117,368 | 571 | 83.76 |
| 9.000 – 9.499 | 34 | 3,111,418 | 1.13 | 91,512 | 558 | 77.11 |
| 9.500 – 9.999 | 11 | 940,077 | 0.34 | 85,462 | 548 | 80.60 |
| 10.000 – 10.499 | 8 | 486,286 | 0.18 | 60,786 | 583 | 78.82 |
| 10.500 – 10.999 | 3 | 114,241 | 0.04 | 38,080 | 530 | 63.88 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 10.000 – 10.999 | 1 | 63,511 | 0.02 | 63,511 | 549 | 70.00 |
| 11.000 – 11.999 | 18 | 2,336,207 | 0.85 | 129,789 | 648 | 75.72 |
| 12.000 – 12.999 | 291 | 41,689,558 | 15.14 | 143,263 | 629 | 78.14 |
| 13.000 – 13.999 | 770 | 113,839,419 | 41.33 | 147,843 | 622 | 79.94 |
| 14.000 – 14.999 | 563 | 73,981,983 | 26.86 | 131,407 | 600 | 81.79 |
| 15.000 – 15.999 | 177 | 19,546,174 | 7.10 | 110,430 | 579 | 80.55 |
| 16.000 – 16.999 | 33 | 3,219,238 | 1.17 | 97,553 | 558 | 79.41 |
| 17.000 – 17.999 | 8 | 406,637 | 0.15 | 50,830 | 555 | 73.45 |
| 19.000 – 19.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| 21.000 – 21.999 | 1 | 84,704 | 0.03 | 84,704 | 543 | 66.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.999 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.999 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 4.000 – 4.999 | 3 | 369,662 | 0.13 | 123,221 | 613 | 82.47 |
| 5.000 – 5.999 | 31 | 4,831,172 | 1.75 | 155,844 | 635 | 75.27 |
| 6.000 – 6.999 | 646 | 99,834,492 | 36.25 | 154,543 | 633 | 78.43 |
| 7.000 – 7.999 | 793 | 106,254,225 | 38.58 | 133,990 | 606 | 81.40 |
| 8.000 – 8.999 | 294 | 34,607,511 | 12.57 | 117,713 | 582 | 82.26 |
| 9.000 – 9.999 | 73 | 7,723,815 | 2.80 | 105,806 | 567 | 80.14 |
| 10.000 - 10.999 | 15 | 944,514 | 0.34 | 62,968 | 563 | 77.89 |
| 11.000 - 11.999 | 4 | 169,222 | 0.06 | 42,305 | 522 | 63.59 |
| 12.000 - 12.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 2005 March | 1 | 291,515 | 0.11 | 291,515 | 758 | 80.00 |
| 2006 April | 2 | 150,800 | 0.05 | 75,400 | 567 | 71.88 |
| 2006 May | 32 | 4,488,219 | 1.63 | 140,257 | 637 | 78.99 |
| 2006 June | 56 | 7,447,365 | 2.70 | 132,989 | 609 | 76.17 |
| 2006 July | 36 | 4,889,511 | 1.78 | 135,820 | 597 | 78.11 |
| 2006 August | 89 | 13,473,976 | 4.89 | 151,393 | 611 | 79.10 |
| 2006 September | 457 | 73,343,210 | 26.63 | 160,488 | 617 | 78.85 |
| 2006 October | 651 | 81,261,031 | 29.5 | 124,825 | 609 | 82.28 |
| 2006 November | 245 | 32,425,153 | 11.77 | 132,348 | 604 | 81.04 |
| 2007 April | 1 | 159,427 | 0.06 | 159,427 | 616 | 75.00 |
| 2007 May | 8 | 988,268 | 0.36 | 123,533 | 634 | 73.72 |
| 2007 June | 33 | 3,803,176 | 1.38 | 115,248 | 634 | 74.82 |
| 2007 July | 11 | 1,733,558 | 0.63 | 157,596 | 633 | 80.65 |
| 2007 August | 11 | 1,325,979 | 0.48 | 120,544 | 639 | 74.68 |
| 2007 September | 47 | 7,279,573 | 2.64 | 154,885 | 630 | 75.75 |
| 2007 October | 79 | 9,891,085 | 3.59 | 125,204 | 617 | 81.57 |
| 2007 November | 104 | 12,289,004 | 4.46 | 118,163 | 602 | 80.89 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Net WAC Cap Schedule

## Class A-I Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.52 | 10.92 |
| 2 | 6.60 | 8.00 | 37 | 8.80 | 11.28 |
| 3 | 6.60 | 8.00 | 38 | 8.52 | 10.91 |
| 4 | 7.31 | 8.00 | 39 | 8.51 | 10.90 |
| 5 | 6.60 | 8.00 | 40 | 9.10 | 11.66 |
| 6 | 6.82 | 8.00 | 41 | 8.51 | 11.74 |
| 7 | 6.60 | 8.00 | 42 | 8.79 | 12.26 |
| 8 | 6.82 | 8.00 | 43 | 8.51 | 11.86 |
| 9 | 6.60 | 8.00 | 44 | 8.79 | 12.24 |
| 10 | 6.60 | 8.00 | 45 | 8.50 | 11.84 |
| 11 | 6.82 | 8.00 | 46 | 8.50 | 11.84 |
| 12 | 6.61 | 8.00 | 47 | 8.78 | 12.31 |
| 13 | 6.83 | 8.00 | 48 | 8.50 | 12.03 |
| 14 | 6.61 | 8.00 | 49 | 8.78 | 12.43 |
| 15 | 6.61 | 8.00 | 50 | 8.50 | 12.02 |
| 16 | 7.31 | 8.00 | 51 | 8.49 | 12.01 |
| 17 | 6.61 | 8.00 | 52 | 9.40 | 13.30 |
| 18 | 6.83 | 8.00 | 53 | 8.49 | 12.00 |
| 19 | 6.61 | 8.00 | 54 | 8.77 | 12.53 |
| 20 | 6.83 | 8.00 | 55 | 8.49 | 12.12 |
| 21 | 6.61 | 8.00 | 56 | 8.77 | 12.51 |
| 22 | 6.61 | 8.00 | 57 | 8.48 | 12.10 |
| 23 | 8.52 | 9.15 | 58 | 8.48 | 12.09 |
| 24 | 8.25 | 8.85 | 59 | 8.76 | 12.49 |
| 25 | 8.52 | 9.15 | 60 | 8.48 | 12.11 |
| 26 | 8.24 | 8.85 | 61 | 8.76 | 12.51 |
| 27 | 8.25 | 8.85 | 62 | 8.47 | 12.10 |
| 28 | 9.13 | 9.80 | 63 | 8.47 | 12.09 |
| 29 | 8.24 | 9.71 | 64 | 9.38 | 13.37 |
| 30 | 8.52 | 10.03 | 65 | 8.47 | 12.07 |
| 31 | 8.24 | 9.70 | 66 | 8.75 | 12.46 |
| 32 | 8.52 | 10.02 | 67 | 8.46 | 12.05 |
| 33 | 8.24 | 9.69 | 68 | 8.74 | 12.45 |
| 34 | 8.25 | 9.71 | 69 | 8.46 | 12.04 |
| 35 | 8.53 | 10.91 | 70 | 8.46 | 12.03 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

## RASC SERIES 2004-KS11 TRUST

**Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11**



# Net WAC Cap Schedule

## Class A-II-2 Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.58 | 11.01 |
| 2 | 6.71 | 8.00 | 37 | 8.86 | 11.37 |
| 3 | 6.72 | 8.00 | 38 | 8.58 | 11.00 |
| 4 | 7.43 | 8.00 | 39 | 8.57 | 10.99 |
| 5 | 6.72 | 8.00 | 40 | 9.17 | 11.75 |
| 6 | 6.94 | 8.00 | 41 | 8.57 | 11.95 |
| 7 | 6.72 | 8.00 | 42 | 8.86 | 12.34 |
| 8 | 6.94 | 8.00 | 43 | 8.57 | 11.94 |
| 9 | 6.72 | 8.00 | 44 | 8.86 | 12.33 |
| 10 | 6.72 | 8.00 | 45 | 8.57 | 11.93 |
| 11 | 6.94 | 8.00 | 46 | 8.57 | 11.92 |
| 12 | 6.72 | 8.00 | 47 | 8.85 | 12.55 |
| 13 | 6.94 | 8.00 | 48 | 8.57 | 12.14 |
| 14 | 6.72 | 8.00 | 49 | 8.85 | 12.53 |
| 15 | 6.72 | 8.00 | 50 | 8.57 | 12.12 |
| 16 | 7.44 | 8.00 | 51 | 8.57 | 12.12 |
| 17 | 6.72 | 8.00 | 52 | 9.48 | 13.41 |
| 18 | 6.95 | 8.00 | 53 | 8.56 | 12.23 |
| 19 | 6.73 | 8.00 | 54 | 8.85 | 12.63 |
| 20 | 6.95 | 8.00 | 55 | 8.56 | 12.21 |
| 21 | 6.73 | 8.00 | 56 | 8.85 | 12.61 |
| 22 | 6.73 | 8.00 | 57 | 8.56 | 12.20 |
| 23 | 8.58 | 9.26 | 58 | 8.56 | 12.19 |
| 24 | 8.30 | 8.96 | 59 | 8.85 | 12.61 |
| 25 | 8.58 | 9.25 | 60 | 8.56 | 12.20 |
| 26 | 8.30 | 8.95 | 61 | 8.84 | 12.60 |
| 27 | 8.30 | 8.95 | 62 | 8.56 | 12.18 |
| 28 | 9.19 | 9.91 | 63 | 8.56 | 12.17 |
| 29 | 8.30 | 9.80 | 64 | 9.47 | 13.47 |
| 30 | 8.58 | 10.13 | 65 | 8.56 | 12.16 |
| 31 | 8.30 | 9.80 | 66 | 8.84 | 12.55 |
| 32 | 8.58 | 10.12 | 67 | 8.55 | 12.14 |
| 33 | 8.30 | 9.79 | 68 | 8.84 | 12.54 |
| 34 | 8.30 | 9.79 | 69 | 8.55 | 12.12 |
| 35 | 8.86 | 11.38 | 70 | 8.55 | 12.11 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Subordinate Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.55 | 10.96 |
| 2 | 6.66 | 7.75 | 37 | 8.83 | 11.32 |
| 3 | 6.66 | 7.75 | 38 | 8.55 | 10.95 |
| 4 | 7.37 | 7.75 | 39 | 8.54 | 10.95 |
| 5 | 6.66 | 7.75 | 40 | 9.13 | 11.70 |
| 6 | 6.88 | 7.75 | 41 | 8.54 | 11.84 |
| 7 | 6.66 | 7.75 | 42 | 8.83 | 12.30 |
| 8 | 6.88 | 7.75 | 43 | 8.54 | 11.90 |
| 9 | 6.66 | 7.75 | 44 | 8.82 | 12.29 |
| 10 | 6.66 | 7.75 | 45 | 8.54 | 11.88 |
| 11 | 6.88 | 7.75 | 46 | 8.54 | 11.88 |
| 12 | 6.66 | 7.75 | 47 | 8.82 | 12.43 |
| 13 | 6.89 | 7.75 | 48 | 8.53 | 12.08 |
| 14 | 6.66 | 7.75 | 49 | 8.82 | 12.48 |
| 15 | 6.66 | 7.75 | 50 | 8.53 | 12.07 |
| 16 | 7.38 | 7.75 | 51 | 8.53 | 12.06 |
| 17 | 6.67 | 7.75 | 52 | 9.44 | 13.35 |
| 18 | 6.89 | 7.75 | 53 | 8.53 | 12.12 |
| 19 | 6.67 | 7.75 | 54 | 8.81 | 12.58 |
| 20 | 6.89 | 7.75 | 55 | 8.52 | 12.16 |
| 21 | 6.67 | 7.75 | 56 | 8.81 | 12.56 |
| 22 | 6.67 | 7.75 | 57 | 8.52 | 12.15 |
| 23 | 8.55 | 9.21 | 58 | 8.52 | 12.14 |
| 24 | 8.27 | 8.91 | 59 | 8.80 | 12.55 |
| 25 | 8.55 | 9.20 | 60 | 8.52 | 12.15 |
| 26 | 8.27 | 8.90 | 61 | 8.80 | 12.55 |
| 27 | 8.27 | 8.90 | 62 | 8.52 | 12.14 |
| 28 | 9.16 | 9.85 | 63 | 8.51 | 12.13 |
| 29 | 8.27 | 9.75 | 64 | 9.43 | 13.42 |
| 30 | 8.55 | 10.08 | 65 | 8.51 | 12.11 |
| 31 | 8.27 | 9.75 | 66 | 8.79 | 12.51 |
| 32 | 8.55 | 10.07 | 67 | 8.51 | 12.10 |
| 33 | 8.27 | 9.74 | 68 | 8.79 | 12.49 |
| 34 | 8.28 | 9.75 | 69 | 8.51 | 12.08 |
| 35 | 8.69 | 11.14 | 70 | 8.50 | 12.07 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.22 | 6.30 | 4.20 | **3.00** | 2.13 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.78 | 3.97 | **2.88** | 2.08 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Principal Payment Window (Months) | 97 | 108 | 72 | **50** | 37 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.82 | 11.91 | 7.99 | **5.82** | 4.49 | 2.59 |
| Modified Duration (at par) | 20.24 | 10.24 | 7.22 | **5.41** | 4.24 | 2.51 |
| First Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 1 | 1 | 1 | **1** | 1 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.23 | 3.99 | 2.80 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.11 | 3.97 | 2.79 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.33 | **4.34** | 4.28 | 3.46 |
| Modified Duration (at par) | 18.99 | 7.04 | 4.93 | **4.09** | 4.05 | 3.31 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 59 | **30** | 9 | 10 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.32 | **4.19** | 3.79 | 3.42 |
| Modified Duration (at par) | 17.76 | 6.87 | 4.83 | **3.90** | 3.56 | 3.23 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **32** | 15 | 5 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.64 | 3.21 |
| Modified Duration (at par) | 17.44 | 6.82 | 4.80 | **3.83** | 3.41 | 3.04 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 6 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.59 | 3.16 |
| Modified Duration (at par) | 16.74 | 6.71 | 4.75 | **3.79** | 3.35 | 2.97 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 7 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.12** | 3.56 | 3.11 |
| Modified Duration (at par) | 16.35 | 6.65 | 4.71 | **3.76** | 3.30 | 2.91 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 17 | 8 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.67 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.73 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 18 | 8 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.23 | 6.36 | 4.24 | **3.03** | 2.14 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.82 | 4.00 | **2.91** | 2.09 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Principal Payment Window (Months) | 101 | 132 | 88 | **62** | 46 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 29.52 | 17.77 | 12.18 | **8.95** | 6.88 | 2.59 |
| Modified Duration (at par) | 20.57 | 14.12 | 10.37 | **7.94** | 6.27 | 2.51 |
| First Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 8/25/2022 | **1/25/2018** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 9 | 128 | 102 | **77** | 60 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.25 | 4.23 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.13 | 4.21 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.77 | 8.67 | 5.86 | **4.73** | 4.64 | 5.10 |
| Modified Duration (at par) | 19.04 | 7.57 | 5.34 | **4.41** | 4.36 | 4.75 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 8/25/2034 | 6/25/2025 | 2/25/2019 | **5/25/2015** | 12/25/2012 | 12/25/2012 |
| Principal Payment Window (Months) | 83 | 201 | 134 | **86** | 52 | 65 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.76 | 8.55 | 5.76 | **4.52** | 4.04 | 3.70 |
| Modified Duration (at par) | 17.80 | 7.28 | 5.16 | **4.16** | 3.77 | 3.47 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 7/25/2034 | 7/25/2023 | 8/25/2017 | **3/25/2014** | 1/25/2012 | 7/25/2010 |
| Principal Payment Window (Months) | 82 | 178 | 117 | **74** | 47 | 31 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.74 | 8.38 | 5.63 | **4.37** | 3.81 | 3.36 |
| Modified Duration (at par) | 17.47 | 7.12 | 5.04 | **4.02** | 3.56 | 3.17 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 4/25/2034 | 6/25/2020 | 5/25/2015 | **7/25/2012** | 10/25/2010 | 7/25/2009 |
| Principal Payment Window (Months) | 79 | 141 | 90 | **55** | 33 | 20 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.73 | 8.27 | 5.55 | **4.30** | 3.72 | 3.27 |
| Modified Duration (at par) | 16.76 | 6.94 | 4.92 | **3.93** | 3.46 | 3.06 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 2/25/2034 | 7/25/2019 | 9/25/2014 | **1/25/2012** | 5/25/2010 | 3/25/2009 |
| Principal Payment Window (Months) | 77 | 130 | 82 | **49** | 28 | 17 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.69 | 8.08 | 5.42 | **4.20** | 3.62 | 3.16 |
| Modified Duration (at par) | 16.36 | 6.75 | 4.79 | **3.83** | 3.35 | 2.96 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 1/25/2034 | 7/25/2018 | 12/25/2013 | **7/25/2011** | 12/25/2009 | 11/25/2008 |
| Principal Payment Window (Months) | 76 | 118 | 73 | **44** | 24 | 14 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.68 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.74 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 12/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 6/25/2008 |
| Principal Payment Window (Months) | 72 | 99 | 60 | **34** | 18 | 9 |

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Anastasios Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | Dave O'Brien – Structuring | (212) 325-9113 |
| | Carrina Chan - Structuring | (212) 325-2384 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Shelly Garg | (212) 553-7922 |
| **S&P:** | Chris Deasy | (212) 438-2405 |
| **Fitch:** | Roeluf Slump | (212) 908-0705 |

# $689,150,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

**RASC SERIES 2004-KS11 TRUST**
Issuer

**RESIDENTIAL ASSET SECURITIES CORPORATION**
Depositor

**RESIDENTIAL FUNDING CORPORATION**
Master Servicer

NOVEMBER 10, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# RASC Series 2004-KS11 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

### $689,150,000 (Approximate)
***Subject to Revision***

| Class | Approximate Size(1) | Interest Type | Principal Type | Expected WAL (yrs)(2) Call/Mat | Expected Principal Window (mos)(2) Call/Mat | Final Scheduled Distribution Date(3) | Expected Ratings (Moody's/S&P/Fitch) |
|---|---|---|---|---|---|---|---|
| A-I-1(4) | $140,690,000 | Floating | SEQ | 1.00 / 1.00 | 1 – 21 / 1 - 21 | September 2025 | Aaa/AAA/AAA |
| A-I-2 (4) | 134,570,000 | Floating | SEQ | 3.00 / 3.03 | 21 – 70 / 21 - 82 | January 2034 | Aaa/AAA/AAA |
| A-I-3 (4) | 15,240,000 | Floating | SEQ | 5.82 / 8.95 | 70 – 70 / 82 - 158 | December 2034 | Aaa/AAA/AAA |
| A-II-1(4) | 261,450,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| A-II-2 (4) | 29,050,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| M-1 (4)(5) | 44,100,000 | Floating | MEZ | 4.34 / 4.73 | 41 – 70 / 41 – 126 | December 2034 | Aa2/AA/AA |
| M-2 (4)(5) | 36,750,000 | Floating | MEZ | 4.19 / 4.52 | 39 – 70 / 39 - 112 | December 2034 | A2/A+/A |
| M-3 (4)(5) | 7,000,000 | Floating | MEZ | 4.13 / 4.37 | 38 – 70 / 38 – 92 | December 2034 | A3/A/A- |
| M-4 (4)(5) | 6,300,000 | Floating | MEZ | 4.13 / 4.30 | 38 – 70 / 38 –86 | December 2034 | Baa1/A-/BBB+ |
| M-5 (4)(5) | 7,000,000 | Floating | MEZ | 4.12 / 4.20 | 37 – 70 / 37 – 80 | December 2034 | Baa2/BBB+/BBB |
| M-6 (4)(5) | 7,000,000 | Floating | MEZ | 3.98 / 3.98 | 37 – 70 / 37 – 70 | December 2034 | Baa3/BBB/BBB- |
| B(4)(5)(6) | 7,000,000 | Floating | SUB | 3.41 / 3.41 | 37 – 56 / 37 - 56 | December 2034 | Ba1/BBB-/BB+ |
| **Total** | **$696,150,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.

# Transaction Overview

| | |
|---|---|
| **Certificates:** | The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").<br><br>The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".<br><br>The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").<br><br>The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will not be offered hereby. |
| **Depositor:** | Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation |
| **Seller and Master Servicer:** | Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC") |
| **Sub-Servicer:** | Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 23.48% of Group I Mortgage Loans and 23.73% of Group II Mortgage Loans which will be interim-serviced by Fremont Investment & Loan. On the Closing Date, Mortgage Lenders Network USA may service up to 10% of the Mortgage Loans. |
| **Trustee:** | JPMorgan Chase Bank, N.A. |
| **Joint Lead Underwriters:** | Credit Suisse First Boston LLC and Residential Funding Securities Corporation |
| **Co-Managers:** | Citigroup Global Markets Inc. |
| **Statistical Cut-off Date:** | October 1, 2004 |
| **Cut-off Date:** | November 1, 2004 |
| **Closing Date:** | On or about November 29, 2004 |
| **Distribution Dates:** | The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in December 2004. The initial Distribution Date will be December 27, 2004. |
| **Form of Certificates:** | The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds. |

**Minimum Denominations:** The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

**Tax Status:** The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

**ERISA Eligibility:** The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Optional Termination Date:** If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holder of the call rights, or if such holder fails to do so, the Master Servicer, may terminate the trust.

**Expense Fee Rate:** With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

**Mortgage Loans:** The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.40% first liens and 1.60% seconds liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 4.38% and 2.51% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

**Prepayment Assumption:** Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the

twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

**Net Mortgage Rate:** With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

**Maximum Net Mortgage Rate:** With respect to any Mortgage Loan, the maximum net mortgage rate.

**Group I Net WAC Cap:** The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group I Net WAC Cap Shortfall Amount:** With respect to the Class A-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, provided that this rate does not exceed the Class A-I weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group I Net WAC Cap; plus any unpaid Group I Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Net WAC Cap Shortfall Amounts payable in the amounts and priority described under Excess Cash Flow Distributions.

**Group II Net WAC Cap:** The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group II Net WAC Cap Shortfall Amount:** With respect to the Class A-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II WAC Cap did not apply, provided that this rate does not exceed the Class A-II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap; plus any unpaid Group II Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to the Class A-II Certificates caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions.

| | |
|---|---|
| **Subordinate Net WAC Cap:** | The pass-through rate on the Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap and the Group II Net WAC Cap in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component. |
| **Subordinate Net WAC Cap Shortfall Amount:** | With respect to any class of Class M and Class B Certificates and any Distribution Date on which the Subordinate Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (a) accrued certificate interest for that class of certificates if it were calculated at a rate equal to the pass-through rate that would otherwise be applicable if the Subordinate Net WAC Cap did not apply, over (b) accrued certificate interest calculated using the Subordinate Net WAC Cap; plus any unpaid Subordinate Net WAC Cap Shortfall Amount from prior Distribution Dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. |
| **Subordinate Component:** | With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date. |
| **Relief Act Shortfalls:** | With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates. |
| **Interest Accrual Period:** | For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis. |
| **Eligible Master Servicing Compensation:** | With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans. |
| **Coupon Step Up:** | If the holder of the call rights or the Master Servicer does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date. |

**Credit Enhancement:**

**A. Overcollateralization ("OC")**

**B. Excess Cash Flow**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Rating (M/S/F) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA/AAA | 17.00% | 34.00% |
| Class M-1 | Aa2/AA/AA | 10.70% | 21.40% |
| Class M-2 | A2/A+/A | 5.45% | 10.90% |
| Class M-3 | A3/A/A- | 4.45% | 8.90% |
| Class M-4 | Baa1/A-/BBB+ | 3.55% | 7.10% |
| Class M-5 | Baa2/BBB+/BBB | 2.55% | 5.10% |
| Class M-6 | Baa3/BBB/BBB- | 1.55% | 3.10% |
| Class B | Ba1/BBB-/BB+ | 0.55% | 1.10% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

**Subordination Percentage:**

| Class | Rating (M/S/F) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA/AAA | 66.00% |
| Class M-1 | Aa2/AA/AA | 78.60% |
| Class M-2 | A2/A+/A | 89.10% |
| Class M-3 | A3/A/A- | 91.10% |
| Class M-4 | Baa1/A-/BBB+ | 92.90% |
| Class M-5 | Baa2/BBB+/BBB | 94.90% |
| Class M-6 | Baa3/BBB/BBB- | 96.90% |
| Class B | Ba1/BBB-/BB+ | 98.90% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

**Overcollateralization Target Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 0.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Overcollateralization Floor:** 0.50% of the aggregate initial principal balance of the Mortgage Loans.

**Stepdown Date:** For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate

principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

**Specified Enhancement Percentage:** The Specified Enhancement Percentage is [34.00]%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

**Excess Cash Flow:** For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

**Trigger Event:** A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.00] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in December 2007 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
|---|---|
| Month 37 to Month 48 | [3.00]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [4.75]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter |
| Month 61 to Month 72 | [6.25]% with respect to Month 61, plus an additional 1/12th of [0.50]% for each month thereafter |
| Month 73 and thereafter | [6.75]% |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(ix) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(x) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(xi) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(xii) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(xiii) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(xiv) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(xv) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(xvi) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates as described below.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates as described below; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

On any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid pro rata, based on the Certificate Principal Balances of such classes immediately prior to such Distribution Date, if such Distribution Date is (a) prior to December 2007 and the Cumulative Realized Loss Percentage is less than [3.00]% or (b) on or after December 2007 and no Trigger Event is in effect. If such conditions are not satisfied on any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid sequentially to the Class A-II-1 and Class A-II-2 Certificates, in that order, until their respective Certificate Principal Balances are reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Net

WAC Cap Shortfall Amount, Group II Net WAC Cap Shortfall Amount and any Subordinate Net WAC Cap Shortfall Amount, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Net WAC Cap Shortfall Amount allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the non-offered certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

**Group I Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans

for that Distribution Date.

**Group II Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class M-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-2 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-l Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-4 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-5 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1

Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

**Class M-6 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class B Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1

Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Allocation of Losses:**

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, among the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:**

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

# Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I, Class A-II-2, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates, the Class A-II-2 Certificates and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in December 2004. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in September 2006.

**Class A-I Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 290,500,000 | N/A | N/A |
| January 2005 | 288,153,464 | 6.39 | 7.68 |
| February 2005 | 285,029,839 | 6.40 | 7.68 |
| March 2005 | 281,128,284 | 7.11 | 7.68 |
| April 2005 | 276,452,861 | 6.40 | 7.68 |
| May 2005 | 271,012,704 | 6.62 | 7.68 |
| June 2005 | 264,822,146 | 6.40 | 7.68 |
| July 2005 | 257,900,797 | 6.62 | 7.68 |
| August 2005 | 250,273,575 | 6.40 | 7.68 |
| September 2005 | 241,972,809 | 6.40 | 7.68 |
| October 2005 | 233,090,182 | 6.62 | 7.68 |
| November 2005 | 224,468,931 | 6.40 | 7.68 |
| December 2005 | 216,101,370 | 6.62 | 7.68 |
| January 2006 | 207,980,039 | 6.40 | 7.68 |
| February 2006 | 200,097,698 | 6.40 | 7.68 |
| March 2006 | 192,447,318 | 7.12 | 7.68 |
| April 2006 | 185,022,078 | 6.40 | 7.68 |
| May 2006 | 177,815,357 | 6.63 | 7.68 |
| June 2006 | 170,820,729 | 6.41 | 7.68 |
| July 2006 | 164,031,957 | 6.63 | 7.68 |
| August 2006 | 157,442,986 | 6.41 | 7.68 |
| September 2006 | 145,725,217 | 6.41 | 7.68 |

**Class A-II-2 Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 29,050,000 | N/A | N/A |
| January 2005 | 28,815,346 | 6.32 | 7.61 |
| February 2005 | 28,502,984 | 6.33 | 7.61 |
| March 2005 | 28,112,828 | 7.04 | 7.61 |
| April 2005 | 27,645,286 | 6.33 | 7.61 |
| May 2005 | 27,101,270 | 6.55 | 7.61 |
| June 2005 | 26,482,215 | 6.33 | 7.61 |
| July 2005 | 25,790,080 | 6.55 | 7.61 |
| August 2005 | 25,027,358 | 6.33 | 7.61 |
| September 2005 | 24,197,281 | 6.33 | 7.61 |
| October 2005 | 23,309,018 | 6.55 | 7.61 |
| November 2005 | 22,446,893 | 6.33 | 7.61 |
| December 2005 | 21,610,137 | 6.55 | 7.61 |
| January 2006 | 20,798,004 | 6.33 | 7.61 |
| February 2006 | 20,009,770 | 6.33 | 7.61 |
| March 2006 | 19,244,732 | 7.05 | 7.61 |
| April 2006 | 18,502,208 | 6.33 | 7.61 |
| May 2006 | 17,781,536 | 6.56 | 7.61 |
| June 2006 | 17,082,073 | 6.34 | 7.61 |
| July 2006 | 16,403,196 | 6.56 | 7.61 |
| August 2006 | 15,744,299 | 6.34 | 7.61 |
| September 2006 | 14,572,522 | 6.34 | 7.61 |

# Yield Maintenance Agreement

**Class M and Class B Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 115,150,000 | N/A | N/A |
| January 2005 | 115,150,000 | 5.38 | 6.47 |
| February 2005 | 115,150,000 | 5.38 | 6.47 |
| March 2005 | 115,150,000 | 6.09 | 6.47 |
| April 2005 | 115,150,000 | 5.38 | 6.47 |
| May 2005 | 115,150,000 | 5.60 | 6.47 |
| June 2005 | 115,150,000 | 5.38 | 6.47 |
| July 2005 | 115,150,000 | 5.60 | 6.47 |
| August 2005 | 115,150,000 | 5.38 | 6.47 |
| September 2005 | 115,150,000 | 5.38 | 6.47 |
| October 2005 | 115,150,000 | 5.60 | 6.47 |
| November 2005 | 115,150,000 | 5.38 | 6.47 |
| December 2005 | 115,150,000 | 5.61 | 6.47 |
| January 2006 | 115,150,000 | 5.38 | 6.47 |
| February 2006 | 115,150,000 | 5.38 | 6.47 |
| March 2006 | 115,150,000 | 6.10 | 6.47 |
| April 2006 | 115,150,000 | 5.39 | 6.47 |
| May 2006 | 115,150,000 | 5.61 | 6.47 |
| June 2006 | 115,150,000 | 5.39 | 6.47 |
| July 2006 | 115,150,000 | 5.61 | 6.47 |
| August 2006 | 115,150,000 | 5.39 | 6.47 |
| September 2006 | 115,150,000 | 5.39 | 6.47 |

# Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $550,835,083.63 | | |
| Number of Mortgage Loans | 4,217 | | |
| Average Current Principal Balance | $130,622.50 | $9,989.64 | $650,000.00 |
| (1) (4) Weighted Average Original Loan-to-Value | 79.81% | 7.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.39% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.88% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.81% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.32% | 1.00% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.91% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.16% |
| Lien | First | 99.20% |
| Property Type | Single-family detached | 80.92% |
| | Planned Unit Developments (detached) | 7.48 |
| | Two- to four- family units | 3.87 |
| | Manufactured Home | 2.50 |
| | Planned Unit Developments (attached) | 1.29 |
| | Townhouse | 0.45 |
| | Condo Mid-Rise (5 to 8 stories) | 0.11 |
| | Condo Low-Rise (less than 5 stories) | 3.39 |
| Occupancy Status | Primary Residence | 95.56% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.05 |
| Documentation Type | Full Documentation | 73.61% |
| | Reduced Documentation | 26.39 |
| Loans with Prepayment Penalties | | 70.27% |
| Loans serviced by Homecomings(3) | | 100.00% |

## Aggregate Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 25 | $2,748,665 | 0.50% | $109,947 | 64.74% |
| 500 - 519 | 65 | 7,255,271 | 1.32 | 111,620 | 73.60 |
| 520 - 539 | 187 | 23,250,707 | 4.22 | 124,335 | 71.05 |
| 540 - 559 | 364 | 45,558,895 | 8.27 | 125,162 | 75.28 |
| 560 - 579 | 480 | 60,908,405 | 11.06 | 126,893 | 79.01 |
| 580 - 599 | 636 | 70,488,009 | 12.80 | 110,830 | 79.93 |
| 600 - 619 | 797 | 103,061,524 | 18.71 | 129,312 | 81.90 |
| 620 - 639 | 632 | 87,754,913 | 15.93 | 138,853 | 81.81 |
| 640 - 659 | 449 | 64,071,043 | 11.63 | 142,697 | 80.54 |
| 660 - 679 | 246 | 36,201,231 | 6.57 | 147,159 | 80.50 |
| 680 - 699 | 136 | 20,765,273 | 3.77 | 152,686 | 81.20 |
| 700 - 719 | 80 | 11,415,146 | 2.07 | 142,689 | 82.35 |
| 720 - 739 | 44 | 6,623,050 | 1.20 | 150,524 | 82.07 |
| 740 - 759 | 32 | 5,005,980 | 0.91 | 156,437 | 81.32 |
| 760 >= | 36 | 5,227,033 | 0.95 | 145,195 | 79.68 |
| **Subtotal with Credit Scores** | **4,209** | **$550,335,147** | **99.91%** | **$130,752** | **79.82%** |
| Not available* | 8 | $499,937 | 0.09 | 62,492 | 69.59 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **79.81%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,749 | $117,661,128 | 21.36% | $67,273 | 606 | 78.52% |
| 100,001 - 200,000 | 1,782 | 250,940,286 | 45.56 | 140,819 | 612 | 79.96 |
| 200,001 - 300,000 | 548 | 132,994,256 | 24.14 | 242,690 | 621 | 79.90 |
| 300,001 - 400,000 | 123 | 42,479,080 | 7.71 | 345,358 | 616 | 81.95 |
| 400,001 - 500,000 | 14 | 6,110,334 | 1.11 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.12 | 650,000 | 752 | 75.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 4.500 - 4.999 | 9 | 1,259,381 | 0.23 | 139,931 | 610 | 76.07 |
| 5.000 - 5.499 | 89 | 15,197,807 | 2.76 | 170,762 | 637 | 74.18 |
| 5.500 - 5.999 | 326 | 55,966,534 | 10.16 | 171,676 | 638 | 77.25 |
| 6.000 - 6.499 | 864 | 135,123,987 | 24.53 | 156,394 | 628 | 78.56 |
| 6.500 - 6.999 | 905 | 125,749,694 | 22.83 | 138,950 | 619 | 80.74 |
| 7.000 - 7.499 | 816 | 106,078,568 | 19.26 | 129,998 | 601 | 81.22 |
| 7.500 - 7.999 | 464 | 55,717,788 | 10.12 | 120,081 | 589 | 81.57 |
| 8.000 - 8.499 | 299 | 31,829,750 | 5.78 | 106,454 | 583 | 79.81 |
| 8.500 - 8.999 | 119 | 10,623,090 | 1.93 | 89,270 | 577 | 79.50 |
| 9.000 - 9.499 | 63 | 5,848,299 | 1.06 | 92,830 | 557 | 77.39 |
| 9.500 - 9.999 | 28 | 1,416,872 | 0.26 | 50,603 | 554 | 72.76 |
| 10.000 - 10.499 | 22 | 1,235,870 | 0.22 | 56,176 | 554 | 71.66 |
| 10.500 - 10.999 | 12 | 423,481 | 0.08 | 35,290 | 552 | 76.32 |
| 11.000 - 11.499 | 150 | 3,145,147 | 0.57 | 20,968 | 599 | 99.79 |
| 11.500 - 11.999 | 9 | 329,040 | 0.06 | 36,560 | 575 | 82.06 |
| 12.000 - 12.499 | 4 | 104,081 | 0.02 | 26,020 | 607 | 100.00 |
| 12.500 - 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 - 13.499 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 5.000 - 5.499 | 8 | 1,146,353 | 0.21 | 143,294 | 609 | 75.68 |
| 5.500 - 5.999 | 90 | 15,122,729 | 2.75 | 168,030 | 645 | 75.44 |
| 6.000 - 6.499 | 284 | 48,570,260 | 8.82 | 171,022 | 642 | 77.50 |
| 6.500 - 6.999 | 924 | 147,172,235 | 26.72 | 159,277 | 632 | 78.64 |
| 7.000 - 7.499 | 791 | 107,450,917 | 19.51 | 135,842 | 619 | 80.42 |
| 7.500 - 7.999 | 898 | 118,763,508 | 21.56 | 132,253 | 600 | 81.09 |
| 8.000 - 8.499 | 426 | 50,143,749 | 9.10 | 117,708 | 587 | 82.24 |
| 8.500 - 8.999 | 332 | 36,472,631 | 6.62 | 109,857 | 581 | 79.66 |
| 9.000 - 9.499 | 122 | 11,454,685 | 2.08 | 93,891 | 571 | 78.37 |
| 9.500 - 9.999 | 76 | 6,881,391 | 1.25 | 90,545 | 556 | 77.47 |
| 10.000 - 10.499 | 22 | 1,232,246 | 0.22 | 56,011 | 553 | 75.01 |
| 10.500 - 10.999 | 28 | 1,493,841 | 0.27 | 53,351 | 554 | 70.92 |
| 11.000 - 11.499 | 14 | 512,747 | 0.09 | 36,625 | 549 | 74.50 |
| 11.500 - 11.999 | 151 | 3,198,977 | 0.58 | 21,185 | 598 | 99.28 |
| 12.000 - 12.499 | 5 | 191,745 | 0.03 | 38,349 | 549 | 69.21 |
| 12.500 - 12.999 | 8 | 241,376 | 0.04 | 30,172 | 609 | 100.00 |
| 13.000 - 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 - 13.999 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 134 | $13,679,565 | 2.48% | $102,086 | 589 |
| 50.01 - 55.00 | 61 | 8,085,564 | 1.47 | 132,550 | 599 |
| 55.01 - 60.00 | 120 | 13,213,458 | 2.40 | 110,112 | 583 |
| 60.01 - 65.00 | 148 | 20,917,562 | 3.80 | 141,335 | 590 |
| 65.01 - 70.00 | 237 | 29,718,591 | 5.40 | 125,395 | 584 |
| 70.01 - 75.00 | 360 | 46,560,757 | 8.45 | 129,335 | 602 |
| 75.01 - 80.00 | 1,470 | 202,888,634 | 36.83 | 138,019 | 625 |
| 80.01 - 85.00 | 564 | 78,083,442 | 14.18 | 138,446 | 609 |
| 85.01 - 90.00 | 668 | 100,252,761 | 18.20 | 150,079 | 613 |
| 90.01 - 95.00 | 253 | 33,224,355 | 6.03 | 131,322 | 636 |
| 95.01 - 100.00 | 202 | 4,210,394 | 0.76 | 20,844 | 600 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 108 | $10,740,330 | 1.95% | $99,448 | 597 | 83.53% |
| Alaska | 2 | 237,400 | 0.04 | 118,700 | 605 | 87.92 |
| Arizona | 108 | 13,754,999 | 2.50 | 127,361 | 627 | 80.97 |
| Arkansas | 20 | 1,864,523 | 0.34 | 93,226 | 608 | 85.83 |
| California | 378 | 81,267,787 | 14.75 | 214,994 | 615 | 76.19 |
| Colorado | 79 | 10,860,467 | 1.97 | 137,474 | 615 | 80.14 |
| Connecticut | 32 | 5,942,249 | 1.08 | 185,695 | 628 | 76.85 |
| Delaware | 6 | 644,083 | 0.12 | 107,347 | 581 | 71.71 |
| Florida | 410 | 52,673,860 | 9.56 | 128,473 | 611 | 79.87 |
| Georgia | 179 | 21,930,284 | 3.98 | 122,516 | 613 | 82.63 |
| Hawaii | 2 | 253,411 | 0.05 | 126,705 | 644 | 81.74 |
| Idaho | 12 | 1,378,698 | 0.25 | 114,891 | 628 | 79.28 |
| Illinois | 227 | 31,906,979 | 5.79 | 140,559 | 616 | 79.87 |
| Indiana | 112 | 9,385,653 | 1.70 | 83,800 | 604 | 81.95 |
| Iowa | 30 | 2,700,430 | 0.49 | 90,014 | 620 | 83.04 |
| Kansas | 49 | 5,014,125 | 0.91 | 102,329 | 623 | 81.59 |
| Kentucky | 49 | 3,868,153 | 0.70 | 78,942 | 603 | 82.28 |
| Louisiana | 75 | 6,673,286 | 1.21 | 88,977 | 594 | 81.03 |
| Maine | 4 | 592,849 | 0.11 | 148,212 | 600 | 78.93 |
| Maryland | 79 | 13,613,857 | 2.47 | 172,327 | 619 | 79.69 |
| Massachusetts | 46 | 9,567,914 | 1.74 | 207,998 | 624 | 74.39 |
| Michigan | 325 | 37,844,005 | 6.87 | 116,443 | 608 | 81.94 |
| Minnesota | 122 | 19,118,102 | 3.47 | 156,706 | 623 | 78.34 |
| Mississippi | 27 | 2,964,546 | 0.54 | 109,798 | 595 | 83.25 |
| Missouri | 147 | 14,967,718 | 2.72 | 101,821 | 613 | 82.62 |
| Montana | 4 | 495,546 | 0.09 | 123,887 | 624 | 83.23 |
| Nebraska | 12 | 1,021,947 | 0.19 | 85,162 | 638 | 83.28 |
| Nevada | 72 | 12,846,131 | 2.33 | 178,418 | 617 | 77.78 |
| New Hampshire | 10 | 1,854,418 | 0.34 | 185,442 | 646 | 78.78 |
| New Jersey | 68 | 13,150,360 | 2.39 | 193,388 | 619 | 79.54 |
| New Mexico | 17 | 1,664,590 | 0.30 | 97,917 | 595 | 77.71 |
| New York | 63 | 12,907,473 | 2.34 | 204,881 | 624 | 74.45 |
| North Carolina | 79 | 8,834,575 | 1.60 | 111,830 | 598 | 77.61 |
| North Dakota | 2 | 154,981 | 0.03 | 77,491 | 661 | 75.81 |
| Ohio | 138 | 13,484,563 | 2.45 | 97,714 | 612 | 83.79 |
| Oklahoma | 53 | 4,452,706 | 0.81 | 84,013 | 610 | 82.32 |
| Oregon | 36 | 4,990,637 | 0.91 | 138,629 | 624 | 80.71 |
| Pennsylvania | 66 | 7,317,007 | 1.33 | 110,864 | 603 | 80.92 |
| Rhode Island | 18 | 2,814,566 | 0.51 | 156,365 | 619 | 68.66 |
| South Carolina | 62 | 6,562,077 | 1.19 | 105,840 | 608 | 82.79 |
| South Dakota | 6 | 614,605 | 0.11 | 102,434 | 603 | 79.48 |
| Tennessee | 85 | 7,603,907 | 1.38 | 89,458 | 614 | 82.57 |
| Texas | 320 | 27,636,351 | 5.02 | 86,364 | 613 | 81.74 |
| Utah | 36 | 3,677,125 | 0.67 | 102,142 | 626 | 82.59 |
| Vermont | 1 | 69,903 | 0.01 | 69,903 | 555 | 30.00 |
| Virginia | 152 | 21,868,502 | 3.97 | 143,872 | 609 | 79.46 |
| Washington | 75 | 12,057,307 | 2.19 | 160,764 | 615 | 82.55 |
| West Virginia | 11 | 1,533,663 | 0.28 | 139,424 | 577 | 82.56 |
| Wisconsin | 192 | 22,075,661 | 4.01 | 114,977 | 612 | 80.97 |
| Wyoming | 4 | 400,200 | 0.07 | 100,050 | 618 | 81.69 |
| Washington DC | 7 | 980,574 | 0.18 | 140,082 | 587 | 67.65 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 2,356 | $326,722,725 | 59.31% | $138,677 | 604 | 78.15% |
| Purchase | 1,619 | 193,547,246 | 35.14 | 119,547 | 628 | 82.45 |
| Rate/Term refinance | 242 | 30,565,112 | 5.55 | 126,302 | 618 | 80.85 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 3,255 | $405,497,205 | 73.61% | $124,577 | 604 | 81.21% |
| Reduced Documentation | 962 | 145,337,879 | 26.39 | 151,079 | 639 | 75.90 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 3,980 | $526,379,522 | 95.56% | $132,256 | 612 | 79.98% |
| Non Owner Occupied | 195 | 18,673,025 | 3.39 | 95,759 | 641 | 73.90 |
| Second/Vacation | 42 | 5,782,536 | 1.05 | 137,679 | 647 | 83.01 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 3,434 | 445,736,929 | 80.92% | 129,801 | 612 | 80.04% |
| Planned Unit Developments (detached) | 280 | 41,188,125 | 7.48 | 147,100 | 617 | 81.88 |
| Two- to four- family units | 132 | 21,310,675 | 3.87 | 161,445 | 633 | 75.51 |
| Condo Low-Rise (less than 5 stories) | 132 | 18,647,204 | 3.39 | 141,267 | 621 | 79.20 |
| Manufactured Home | 156 | 13,762,524 | 2.50 | 88,221 | 624 | 75.69 |
| Planned Unit Developments (attached) | 48 | 7,119,840 | 1.29 | 148,330 | 606 | 77.10 |
| Townhouse | 31 | 2,482,822 | 0.45 | 80,091 | 614 | 77.60 |
| Condo Mid-Rise (5 to 8 stories) | 4 | 586,965 | 0.11 | 146,741 | 624 | 75.11 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,958 | $274,277,192 | 49.79% | $140,080 | 645 | 81.86% |
| AX | 1,031 | 124,615,025 | 22.62 | 120,868 | 603 | 79.98 |
| AM | 556 | 66,920,031 | 12.15 | 120,360 | 583 | 80.68 |
| B | 417 | 53,801,595 | 9.77 | 129,021 | 553 | 74.85 |
| C | 178 | 21,356,991 | 3.88 | 119,983 | 548 | 69.13 |
| CM | 77 | 9,864,249 | 1.79 | 128,107 | 536 | 65.03 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,448 | $163,736,780 | 29.73% | $113,078 | 613 | 80.25% |
| 12 Months | 271 | 43,353,694 | 7.87 | 159,977 | 614 | 79.01 |
| 24 Months | 1,856 | 265,022,572 | 48.11 | 142,792 | 613 | 79.64 |
| 36 Months | 629 | 77,508,771 | 14.07 | 123,225 | 616 | 79.88 |
| 60 Months | 3 | 167,376 | 0.03 | 55,792 | 640 | 78.61 |
| Other | 10 | 1,045,891 | 0.19 | 104,589 | 609 | 82.10 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,133 | $531,857,670 | 96.55% | $128,686 | 612 | 79.69% |
| 24 | 61 | 14,529,555 | 2.64 | 238,189 | 636 | 83.36 |
| 36 | 17 | 3,240,259 | 0.59 | 190,603 | 641 | 83.77 |
| 60 | 6 | 1,207,600 | 0.22 | 201,267 | 640 | 77.91 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.499 | 3 | 399,230 | 0.07 | 133,077 | 652 | 79.20 |
| 1.500 - 1.999 | 1 | 159,710 | 0.03 | 159,710 | 651 | 72.00 |
| 2.000 - 2.499 | 1 | 147,616 | 0.03 | 147,616 | 647 | 80.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.01 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 2 | 212,843 | 0.04 | 106,421 | 621 | 63.56 |
| 4.000 - 4.499 | 8 | 1,043,467 | 0.19 | 130,433 | 632 | 79.28 |
| 4.500 - 4.999 | 23 | 3,996,787 | 0.73 | 173,773 | 599 | 78.03 |
| 5.000 - 5.499 | 59 | 9,688,454 | 1.76 | 164,211 | 639 | 79.77 |
| 5.500 - 5.999 | 213 | 30,050,708 | 5.46 | 141,083 | 639 | 78.97 |
| 6.000 - 6.499 | 382 | 51,380,505 | 9.33 | 134,504 | 631 | 78.01 |
| 6.500 - 6.999 | 1,384 | 222,293,778 | 40.36 | 160,617 | 621 | 78.86 |
| 7.000 - 7.499 | 643 | 83,778,830 | 15.21 | 130,294 | 608 | 81.35 |
| 7.500 - 7.999 | 468 | 58,943,265 | 10.70 | 125,947 | 593 | 83.01 |
| 8.000 - 8.499 | 235 | 28,313,568 | 5.14 | 120,483 | 581 | 81.51 |
| 8.500 - 8.999 | 115 | 12,612,849 | 2.29 | 109,677 | 569 | 80.12 |
| 9.000 - 9.499 | 71 | 6,850,875 | 1.24 | 96,491 | 561 | 76.63 |
| 9.500 - 9.999 | 19 | 1,556,702 | 0.28 | 81,932 | 543 | 75.60 |
| 10.000 - 10.499 | 22 | 1,297,578 | 0.24 | 58,981 | 562 | 74.46 |
| 10.500 - 10.999 | 7 | 352,869 | 0.06 | 50,410 | 535 | 68.23 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 10.000 - 10.999 | 1 | 63,511 | 0.01 | 63,511 | 549 | 70.00 |
| 11.000 - 11.999 | 44 | 5,867,393 | 1.07 | 133,350 | 651 | 74.19 |
| 12.000 - 12.999 | 619 | 91,266,897 | 16.57 | 147,442 | 630 | 77.65 |
| 13.000 - 13.999 | 1,480 | 223,884,965 | 40.64 | 151,274 | 621 | 79.99 |
| 14.000 - 14.999 | 1,077 | 145,140,660 | 26.35 | 134,764 | 601 | 81.03 |
| 15.000 - 15.999 | 348 | 39,732,592 | 7.21 | 114,174 | 578 | 80.47 |
| 16.000 - 16.999 | 68 | 5,927,131 | 1.08 | 87,164 | 561 | 76.59 |
| 17.000 - 17.999 | 14 | 755,500 | 0.14 | 53,964 | 552 | 73.23 |
| 18.000 - 18.999 | 2 | 113,766 | 0.02 | 56,883 | 552 | 72.63 |
| 19.000 - 19.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| 20.000 - 20.999 | 1 | 154,102 | 0.03 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 2 | 164,324 | 0.03 | 82,162 | 563 | 71.33 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.999 | 4 | 558,940 | 0.10 | 139,735 | 652 | 77.15 |
| 2.000 - 2.999 | 2 | 212,243 | 0.04 | 106,122 | 627 | 70.87 |
| 4.000 - 4.999 | 4 | 774,313 | 0.14 | 193,578 | 618 | 79.09 |
| 5.000 - 5.999 | 74 | 10,841,849 | 1.97 | 146,511 | 630 | 74.72 |
| 6.000 - 6.999 | 1,237 | 200,632,317 | 36.42 | 162,193 | 635 | 78.14 |
| 7.000 - 7.999 | 1,583 | 213,625,757 | 38.78 | 134,950 | 605 | 81.20 |
| 8.000 - 8.999 | 560 | 68,364,547 | 12.41 | 122,080 | 583 | 81.75 |
| 9.000 - 9.999 | 149 | 15,603,193 | 2.83 | 104,719 | 567 | 77.69 |
| 10.000 - 10.999 | 35 | 2,073,739 | 0.38 | 59,250 | 553 | 74.22 |
| 11.000 - 11.999 | 8 | 383,943 | 0.07 | 47,993 | 537 | 67.22 |
| 12.000 - 12.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Aggregate Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 2005 March | 1 | 291,515 | 0.05 | 291,515 | 758 | 80.00 |
| 2005 September | 1 | 319,535 | 0.06 | 319,535 | 576 | 80.00 |
| 2006 April | 11 | 1,123,687 | 0.20 | 102,153 | 597 | 71.61 |
| 2006 May | 61 | 8,080,881 | 1.47 | 132,473 | 625 | 78.13 |
| 2006 June | 115 | 15,181,021 | 2.76 | 132,009 | 611 | 76.06 |
| 2006 July | 74 | 10,627,090 | 1.93 | 143,609 | 614 | 74.46 |
| 2006 August | 145 | 22,702,644 | 4.12 | 156,570 | 614 | 79.21 |
| 2006 September | 911 | 152,035,347 | 27.6 | 166,888 | 620 | 78.99 |
| 2006 October | 1,265 | 160,289,937 | 29.10 | 126,711 | 609 | 81.09 |
| 2006 November | 505 | 67,281,628 | 12.21 | 133,231 | 602 | 81.10 |
| 2007 April | 1 | 159,427 | 0.03 | 159,427 | 616 | 75.00 |
| 2007 May | 12 | 1,421,455 | 0.26 | 118,455 | 626 | 75.06 |
| 2007 June | 55 | 6,674,440 | 1.21 | 121,353 | 637 | 75.73 |
| 2007 July | 22 | 2,955,463 | 0.54 | 134,339 | 631 | 79.47 |
| 2007 August | 24 | 3,605,855 | 0.65 | 150,244 | 634 | 78.12 |
| 2007 September | 87 | 13,809,054 | 2.51 | 158,725 | 631 | 78.09 |
| 2007 October | 157 | 19,728,278 | 3.58 | 125,658 | 616 | 81.03 |
| 2007 November | 210 | 26,857,003 | 4.88 | 127,890 | 606 | 80.18 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Group I Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,971.75 | | |
| Number of Mortgage Loans | 1,982 | | |
| Average Current Principal Balance | $138,959.62 | $10,000.00 | $650,000.00 |
| (1) Weighted Average Original Loan-to-Value | 79.25% | 7.00% | 95.00% |
| (1) Weighted Average Mortgage Rate | 7.33% | 5.15% | 12.38% |
| (1) Weighted Average Net Mortgage Rate | 6.82% | 4.57% | 11.80% |
| (1) Weighted Average Note Margin | 7.00% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.77% | 11.25% | 21.13% |
| (1) Weighted Average Minimum Mortgage Rate | 7.31% | 1.00% | 11.50% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 10 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 357 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 614 | 476 | 805 |

(1) Weighted Average reflected in Total.
(2) 99.89% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.64% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 79.33% |
| | Planned Unit Developments (detached) | 7.19 |
| | Manufactured Home | 5.00 |
| | Two- to four- family units | 3.65 |
| | Planned Unit Developments (attached) | 1.00 |
| | Townhouse | 0.37 |
| | Condo Mid-Rise (5 to 8 stories) | 0.19 |
| | Condo Low-Rise (less than 5 stories) | 3.26 |
| Occupancy Status | Primary Residence | 95.71% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 0.90 |
| Documentation Type | Full Documentation | 74.21% |
| | Reduced Documentation | 25.79 |
| Loans with Prepayment Penalties | | 71.13% |
| Loans serviced by Homecomings(3) | | 100.00% |

## Group I Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 13 | $1,481,644 | 0.54% | $113,973 | 68.32% |
| 500 - 519 | 35 | 3,786,061 | 1.37 | 108,173 | 72.58 |
| 520 - 539 | 87 | 10,811,402 | 3.93 | 124,269 | 70.57 |
| 540 - 559 | 182 | 22,524,833 | 8.18 | 123,763 | 74.61 |
| 560 - 579 | 228 | 30,645,022 | 11.13 | 134,408 | 78.72 |
| 580 - 599 | 268 | 35,283,705 | 12.81 | 131,656 | 79.43 |
| 600 - 619 | 337 | 50,472,557 | 18.33 | 149,770 | 81.42 |
| 620 - 639 | 310 | 43,066,353 | 15.64 | 138,924 | 80.63 |
| 640 - 659 | 221 | 33,843,701 | 12.29 | 153,139 | 79.78 |
| 660 - 679 | 133 | 19,473,172 | 7.07 | 146,415 | 80.12 |
| 680 - 699 | 61 | 9,193,303 | 3.34 | 150,710 | 80.18 |
| 700 - 719 | 34 | 4,390,808 | 1.59 | 129,141 | 83.39 |
| 720 - 739 | 24 | 3,346,537 | 1.22 | 139,439 | 82.87 |
| 740 - 759 | 20 | 3,261,274 | 1.18 | 163,064 | 82.06 |
| 760 >= | 24 | 3,527,122 | 1.28 | 146,963 | 79.91 |
| **Total:** | **1,977** | **$275,107,495** | **99.89%** | **$139,154** | **79.26%** |
| Not available* | 5 | $310,477 | 0.11% | $62,095 | 64.20% |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **79.25%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

## Group I Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 777 | $56,942,369 | 20.67% | $73,285 | 609 | 77.11% |
| 100,001 - 200,000 | 853 | 119,356,484 | 43.34 | 139,926 | 611 | 79.65 |
| 200,001 - 300,000 | 239 | 57,904,661 | 21.02 | 242,279 | 624 | 79.16 |
| 300,001 - 400,000 | 98 | 34,454,125 | 12.51 | 351,573 | 615 | 81.10 |
| 400,001 - 500,000 | 14 | 6,110,334 | 2.22 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.24 | 650,000 | 752 | 75.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.000 - 5.499 | 53 | 9,379,502 | 3.41 | 176,972 | 634 | 74.69 |
| 5.500 - 5.999 | 169 | 30,328,380 | 11.01 | 179,458 | 639 | 77.25 |
| 6.000 - 6.499 | 412 | 66,569,070 | 24.17 | 161,575 | 631 | 78.27 |
| 6.500 - 6.999 | 456 | 64,085,520 | 23.27 | 140,538 | 618 | 80.98 |
| 7.000 - 7.499 | 397 | 50,663,934 | 18.40 | 127,617 | 602 | 80.54 |
| 7.500 - 7.999 | 223 | 28,468,181 | 10.34 | 127,660 | 588 | 81.24 |
| 8.000 - 8.499 | 143 | 15,088,173 | 5.48 | 105,512 | 586 | 78.40 |
| 8.500 - 8.999 | 57 | 5,423,047 | 1.97 | 95,141 | 576 | 75.72 |
| 9.000 - 9.499 | 34 | 3,005,736 | 1.09 | 88,404 | 555 | 75.35 |
| 9.500 - 9.999 | 14 | 724,832 | 0.26 | 51,774 | 541 | 68.65 |
| 10.000 - 10.499 | 14 | 749,244 | 0.27 | 53,517 | 551 | 71.35 |
| 10.500 - 10.999 | 2 | 126,605 | 0.05 | 63,303 | 544 | 70.00 |
| 11.500 - 11.999 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.500 - 5.999 | 53 | 9,429,626 | 3.42 | 177,917 | 643 | 76.07 |
| 6.000 - 6.499 | 148 | 26,708,559 | 9.70 | 180,463 | 643 | 77.02 |
| 6.500 - 6.999 | 434 | 71,028,537 | 25.79 | 163,660 | 633 | 78.44 |
| 7.000 - 7.499 | 395 | 54,495,240 | 19.79 | 137,963 | 619 | 80.62 |
| 7.500 - 7.999 | 442 | 58,571,787 | 21.27 | 132,515 | 601 | 80.63 |
| 8.000 - 8.499 | 210 | 25,346,544 | 9.20 | 120,698 | 587 | 81.75 |
| 8.500 - 8.999 | 163 | 18,032,898 | 6.55 | 110,631 | 581 | 78.71 |
| 9.000 - 9.499 | 56 | 5,699,397 | 2.07 | 101,775 | 571 | 74.60 |
| 9.500 - 9.999 | 41 | 3,584,693 | 1.30 | 87,432 | 554 | 75.73 |
| 10.000 - 10.499 | 10 | 543,587 | 0.20 | 54,359 | 545 | 70.88 |
| 10.500 - 10.999 | 18 | 956,636 | 0.35 | 53,146 | 547 | 68.31 |
| 11.000 - 11.499 | 3 | 160,891 | 0.06 | 53,630 | 551 | 70.11 |
| 11.500 - 11.999 | 1 | 53,830 | 0.02 | 53,830 | 538 | 70.00 |
| 12.000 - 12.499 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 76 | $7,806,419 | 2.83% | $102,716 | 592 |
| 50.01 - 55.00 | 32 | 4,700,090 | 1.71 | 146,878 | 601 |
| 55.01 - 60.00 | 63 | 6,912,762 | 2.51 | 109,726 | 586 |
| 60.01 - 65.00 | 79 | 11,083,605 | 4.02 | 140,299 | 592 |
| 65.01 - 70.00 | 119 | 14,431,101 | 5.24 | 121,270 | 584 |
| 70.01 - 75.00 | 197 | 25,765,719 | 9.36 | 130,790 | 605 |
| 75.01 - 80.00 | 723 | 101,569,172 | 36.88 | 140,483 | 625 |
| 80.01 - 85.00 | 275 | 39,466,405 | 14.33 | 143,514 | 609 |
| 85.01 - 90.00 | 319 | 49,711,504 | 18.05 | 155,835 | 616 |
| 90.01 - 95.00 | 99 | 13,971,195 | 5.07 | 141,123 | 635 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** |

### Group I Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,215 | $171,941,903 | 62.43% | $141,516 | 605 | 77.82% |
| Purchase | 662 | 89,775,443 | 32.60 | 135,612 | 630 | 81.94 |
| Rate/Term refinance | 105 | 13,700,626 | 4.97 | 130,482 | 620 | 79.51 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,527 | $204,398,269 | 74.21% | $133,856 | 606 | 80.65% |
| Reduced Documentation | 455 | 71,019,703 | 25.79 | 156,087 | 638 | 75.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 56 | $5,834,844 | 2.12% | $104,194 | 601 | 82.42% |
| Alaska | 2 | 237,400 | 0.09 | 118,700 | 605 | 87.92 |
| Arizona | 52 | 6,722,540 | 2.44 | 129,280 | 626 | 79.52 |
| Arkansas | 11 | 966,836 | 0.35 | 87,894 | 609 | 83.18 |
| California | 214 | 47,847,901 | 17.37 | 223,588 | 618 | 76.08 |
| Colorado | 34 | 5,323,800 | 1.93 | 156,582 | 619 | 78.93 |
| Connecticut | 10 | 2,160,617 | 0.78 | 216,062 | 633 | 77.40 |
| Delaware | 5 | 592,864 | 0.22 | 118,573 | 576 | 70.13 |
| Florida | 205 | 26,054,794 | 9.46 | 127,097 | 615 | 79.99 |
| Georgia | 83 | 10,093,055 | 3.66 | 121,603 | 615 | 81.05 |
| Idaho | 4 | 335,446 | 0.12 | 83,862 | 626 | 73.53 |
| Illinois | 98 | 15,090,200 | 5.48 | 153,982 | 617 | 80.16 |
| Indiana | 52 | 4,888,901 | 1.78 | 94,017 | 607 | 82.54 |
| Iowa | 13 | 1,022,745 | 0.37 | 78,673 | 620 | 80.74 |
| Kansas | 18 | 1,881,521 | 0.68 | 104,529 | 630 | 81.46 |
| Kentucky | 18 | 1,499,728 | 0.54 | 83,318 | 605 | 83.27 |
| Louisiana | 31 | 3,311,074 | 1.20 | 106,809 | 599 | 80.58 |
| Maine | 3 | 327,707 | 0.12 | 109,236 | 626 | 69.97 |
| Maryland | 32 | 6,813,869 | 2.47 | 212,933 | 614 | 81.76 |
| Massachusetts | 21 | 4,583,619 | 1.66 | 218,268 | 629 | 73.96 |
| Michigan | 174 | 21,099,191 | 7.66 | 121,260 | 604 | 81.39 |
| Minnesota | 53 | 8,916,241 | 3.24 | 168,231 | 625 | 77.03 |
| Mississippi | 16 | 1,831,921 | 0.67 | 114,495 | 599 | 83.46 |
| Missouri | 64 | 6,767,819 | 2.46 | 105,747 | 609 | 80.96 |
| Montana | 2 | 148,754 | 0.05 | 74,377 | 635 | 82.74 |
| Nebraska | 7 | 539,233 | 0.20 | 77,033 | 637 | 85.21 |
| Nevada | 28 | 4,949,207 | 1.80 | 176,757 | 607 | 75.39 |
| New Hampshire | 6 | 1,178,278 | 0.43 | 196,380 | 662 | 82.39 |
| New Jersey | 38 | 7,236,986 | 2.63 | 190,447 | 621 | 79.02 |
| New Mexico | 9 | 874,264 | 0.32 | 97,140 | 588 | 77.44 |
| New York | 26 | 5,678,832 | 2.06 | 218,417 | 615 | 77.70 |
| North Carolina | 33 | 3,774,762 | 1.37 | 114,387 | 593 | 75.55 |
| North Dakota | 2 | 154,981 | 0.06 | 77,491 | 661 | 75.81 |
| Ohio | 65 | 7,019,074 | 2.55 | 107,986 | 606 | 82.99 |
| Oklahoma | 22 | 1,783,926 | 0.65 | 81,088 | 609 | 80.95 |
| Oregon | 21 | 3,107,083 | 1.13 | 147,956 | 631 | 77.51 |
| Pennsylvania | 35 | 4,172,423 | 1.51 | 119,212 | 601 | 80.84 |
| Rhode Island | 9 | 1,597,297 | 0.58 | 177,477 | 615 | 66.62 |
| South Carolina | 32 | 3,136,721 | 1.14 | 98,023 | 608 | 80.59 |
| South Dakota | 5 | 508,372 | 0.18 | 101,674 | 598 | 76.24 |
| Tennessee | 39 | 3,201,413 | 1.16 | 82,088 | 617 | 78.87 |
| Texas | 134 | 14,350,092 | 5.21 | 107,090 | 614 | 80.70 |
| Utah | 16 | 2,046,344 | 0.74 | 127,897 | 629 | 81.83 |
| Vermont | 1 | 69,903 | 0.03 | 69,903 | 555 | 30.00 |
| Virginia | 63 | 10,314,907 | 3.75 | 163,729 | 607 | 79.58 |
| Washington | 32 | 4,910,659 | 1.78 | 153,458 | 619 | 82.04 |
| West Virginia | 4 | 390,625 | 0.14 | 97,656 | 588 | 86.55 |
| Wisconsin | 79 | 9,412,160 | 3.42 | 119,141 | 618 | 80.42 |
| Wyoming | 1 | 96,000 | 0.03 | 96,000 | 576 | 80.00 |
| Washington DC | 4 | 561,045 | 0.20 | 140,261 | 559 | 66.42 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 1,865 | $263,614,378 | 95.71% | $141,348 | 613 | 79.42% |
| Non Owner Occupied | 98 | 9,336,871 | 3.39 | 95,274 | 641 | 73.83 |
| Second/Vacation | 19 | 2,466,723 | 0.90 | 129,828 | 655 | 80.88 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 1,553 | $218,496,291 | 79.33% | $140,693 | 612 | 79.51% |
| Planned Unit Developments (detached) | 117 | 19,794,857 | 7.19 | 169,187 | 619 | 81.08 |
| Manufactured Home | 156 | 13,762,524 | 5.00 | 88,221 | 624 | 75.69 |
| Two- to four- family units | 61 | 10,056,758 | 3.65 | 164,865 | 641 | 76.16 |
| Planned Unit Developments (attached) | 19 | 2,761,545 | 1.00 | 145,344 | 601 | 74.13 |
| Townhouse | 13 | 1,026,485 | 0.37 | 78,960 | 614 | 71.58 |
| Condo Mid-Rise (5 to 8 stories) | 3 | 528,562 | 0.19 | 176,187 | 622 | 73.46 |
| Condo Low-Rise (less than 5 stories) | 60 | 8,990,951 | 3.26 | 149,849 | 613 | 80.53 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 941 | $137,910,673 | 50.07% | $146,558 | 647 | 81.27% |
| AX | 474 | 64,374,666 | 23.37 | 135,812 | 601 | 79.41 |
| AM | 239 | 31,443,428 | 11.42 | 131,562 | 583 | 79.90 |
| B | 197 | 27,083,965 | 9.83 | 137,482 | 553 | 74.60 |
| C | 84 | 9,341,336 | 3.39 | 111,206 | 548 | 69.22 |
| CM | 47 | 5,263,904 | 1.91 | 111,998 | 535 | 62.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 602 | $79,503,401 | 28.87% | $132,065 | 615 | 79.03% |
| 12 Months | 133 | 21,407,625 | 7.77 | 160,960 | 615 | 79.21 |
| 24 Months | 908 | 132,683,559 | 48.18 | 146,127 | 614 | 79.45 |
| 36 Months | 330 | 40,955,376 | 14.87 | 124,107 | 612 | 79.04 |
| 60 Months | 3 | 167,376 | 0.06 | 55,792 | 640 | 78.61 |
| Other | 6 | 700,635 | 0.25 | 116,773 | 613 | 79.21 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

### Group I IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,938 | $263,361,982 | 95.62% | $135,894 | 613 | 79.14% |
| 24 | 32 | 9,292,301 | 3.37 | 290,384 | 640 | 81.32 |
| 36 | 8 | 1,937,289 | 0.70 | 242,161 | 637 | 83.97 |
| 60 | 4 | 826,400 | 0.30 | 206,600 | 618 | 78.43 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.499 | 1 | 114,026 | 0.04 | 114,026 | 657 | 88.00 |
| 1.500 - 1.999 | 1 | 159,710 | 0.06 | 159,710 | 651 | 72.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 1 | 100,000 | 0.04 | 100,000 | 637 | 45.00 |
| 4.000 - 4.499 | 3 | 287,747 | 0.10 | 95,916 | 591 | 80.00 |
| 4.500 - 4.999 | 16 | 2,974,008 | 1.08 | 185,875 | 598 | 76.74 |
| 5.000 - 5.499 | 29 | 5,059,019 | 1.84 | 174,449 | 650 | 80.44 |
| 5.500 - 5.999 | 98 | 13,748,511 | 4.99 | 140,291 | 632 | 78.40 |
| 6.000 - 6.499 | 183 | 25,066,030 | 9.10 | 136,973 | 637 | 76.06 |
| 6.500 - 6.999 | 646 | 109,158,022 | 39.63 | 168,975 | 623 | 78.92 |
| 7.000 - 7.499 | 344 | 45,480,810 | 16.51 | 132,212 | 607 | 81.13 |
| 7.500 - 7.999 | 243 | 30,453,847 | 11.06 | 125,324 | 593 | 82.73 |
| 8.000 - 8.499 | 106 | 13,790,804 | 5.01 | 130,102 | 583 | 81.24 |
| 8.500 - 8.999 | 59 | 6,040,246 | 2.19 | 102,377 | 568 | 76.15 |
| 9.000 - 9.499 | 37 | 3,739,457 | 1.36 | 101,066 | 563 | 76.23 |
| 9.500 - 9.999 | 8 | 616,624 | 0.22 | 77,078 | 535 | 67.97 |
| 10.000 - 10.499 | 14 | 811,292 | 0.29 | 57,949 | 549 | 71.85 |
| 10.500 - 10.999 | 4 | 238,628 | 0.09 | 59,657 | 537 | 70.31 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 11.000 - 11.999 | 26 | 3,531,186 | 1.28 | 135,815 | 653 | 73.17 |
| 12.000 - 12.999 | 328 | 49,577,339 | 18.00 | 151,150 | 632 | 77.23 |
| 13.000 - 13.999 | 710 | 110,045,546 | 39.96 | 154,994 | 621 | 80.05 |
| 14.000 - 14.999 | 514 | 71,158,677 | 25.84 | 138,441 | 602 | 80.23 |
| 15.000 - 15.999 | 171 | 20,186,418 | 7.33 | 118,049 | 578 | 80.41 |
| 16.000 - 16.999 | 35 | 2,707,893 | 0.98 | 77,368 | 566 | 73.24 |
| 17.000 - 17.999 | 6 | 348,863 | 0.13 | 58,144 | 549 | 72.98 |
| 18.000 - 18.999 | 2 | 113,766 | 0.04 | 56,883 | 552 | 72.63 |
| 20.000 - 20.999 | 1 | 154,102 | 0.06 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 1 | 79,620 | 0.03 | 79,620 | 584 | 77.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.999 | 2 | 273,736 | 0.10 | 136,868 | 653 | 78.66 |
| 2.000 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 4.000 - 4.999 | 1 | 404,651 | 0.15 | 404,651 | 622 | 76.00 |
| 5.000 - 5.999 | 43 | 6,010,677 | 2.18 | 139,783 | 627 | 74.27 |
| 6.000 - 6.999 | 591 | 100,797,825 | 36.60 | 170,555 | 637 | 77.86 |
| 7.000 - 7.999 | 790 | 107,371,532 | 38.98 | 135,913 | 605 | 81.01 |
| 8.000 - 8.999 | 266 | 33,757,037 | 12.26 | 126,906 | 583 | 81.23 |
| 9.000 - 9.999 | 76 | 7,879,378 | 2.86 | 103,676 | 567 | 75.28 |
| 10.000 - 10.999 | 20 | 1,129,226 | 0.41 | 56,461 | 545 | 71.16 |
| 11.000 - 11.999 | 4 | 214,721 | 0.08 | 53,680 | 548 | 70.08 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 2005 September | 1 | 319,535 | 0.12 | 319,535 | 576 | 80.00 |
| 2006 April | 9 | 972,887 | 0.35 | 108,099 | 601 | 71.57 |
| 2006 May | 29 | 3,592,662 | 1.30 | 123,885 | 609 | 77.05 |
| 2006 June | 59 | 7,733,657 | 2.81 | 131,079 | 613 | 75.95 |
| 2006 July | 38 | 5,737,579 | 2.08 | 150,989 | 628 | 71.35 |
| 2006 August | 56 | 9,228,668 | 3.35 | 164,798 | 619 | 79.37 |
| 2006 September | 454 | 78,692,136 | 28.57 | 173,331 | 622 | 79.12 |
| 2006 October | 614 | 79,028,905 | 28.69 | 128,712 | 609 | 79.87 |
| 2006 November | 260 | 34,856,476 | 12.66 | 134,063 | 600 | 81.15 |
| 2007 May | 4 | 433,187 | 0.16 | 108,297 | 610 | 78.12 |
| 2007 June | 22 | 2,871,263 | 1.04 | 130,512 | 639 | 76.93 |
| 2007 July | 11 | 1,221,904 | 0.44 | 111,082 | 628 | 77.79 |
| 2007 August | 13 | 2,279,876 | 0.83 | 175,375 | 630 | 80.12 |
| 2007 September | 40 | 6,529,481 | 2.37 | 163,237 | 632 | 80.68 |
| 2007 October | 78 | 9,837,193 | 3.57 | 126,118 | 615 | 80.48 |
| 2007 November | 106 | 14,567,999 | 5.29 | 137,434 | 609 | 79.57 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# Group II Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,111.88 | | |
| Number of Mortgage Loans | 2,235 | | |
| Average Current Principal Balance | $123,229.13 | $9,989.64 | $378,803.46 |
| (1) (4) Weighted Average Original Loan-to-Value | 80.37% | 17.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.45% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.93% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.13% | 10.75% |
| (1) Weighted Average Maximum Mortgage Rate | 13.85% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.33% | 1.13% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 176 | 360 |
| (1) (2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.93% of the Group II Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 92.67% |
| Lien | First | 98.40% |
| Property Type | Single-family detached | 82.51% |
| | Planned Unit Developments (detached) | 7.77 |
| | Two- to four- family units | 4.09 |
| | Planned Unit Developments (attached) | 1.58 |
| | Townhouse | 0.53 |
| | Condo Low-Rise (less than 5 stories) | 3.51 |
| | Condo Mid-Rise (5 to 8 stories) | 0.02 |
| Occupancy Status | Primary Residence | 95.41% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.20 |
| Documentation Type | Full Documentation | 73.02% |
| | Reduced Documentation | 26.98 |
| Loans with Prepayment Penalties | | 69.42% |
| Loans serviced by Homecomings[3] | | 100.00% |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 12 | 1,267,021 | 0.46 | 105,585 | 60.56% |
| 500 - 519 | 30 | 3,469,210 | 1.26 | 115,640 | 74.72 |
| 520 - 539 | 100 | 12,439,305 | 4.52 | 124,393 | 71.46 |
| 540 - 559 | 182 | 23,034,062 | 8.36 | 126,561 | 75.93 |
| 560 - 579 | 252 | 30,263,384 | 10.99 | 120,093 | 79.31 |
| 580 - 599 | 368 | 35,204,304 | 12.78 | 95,664 | 80.42 |
| 600 - 619 | 460 | 52,588,967 | 19.09 | 114,324 | 82.36 |
| 620 - 639 | 322 | 44,688,560 | 16.23 | 138,784 | 82.95 |
| 640 - 659 | 228 | 30,227,342 | 10.98 | 132,576 | 81.39 |
| 660 - 679 | 113 | 16,728,059 | 6.07 | 148,036 | 80.95 |
| 680 - 699 | 75 | 11,571,971 | 4.20 | 154,293 | 82.00 |
| 700 - 719 | 46 | 7,024,338 | 2.55 | 152,703 | 81.70 |
| 720 - 739 | 20 | 3,276,513 | 1.19 | 163,826 | 81.26 |
| 740 - 759 | 12 | 1,744,705 | 0.63 | 145,392 | 79.95 |
| 760 >= | 12 | 1,699,910 | 0.62 | 141,659 | 79.22 |
| **Subtotal with Credit Scores** | **2,232** | **$275,227,652** | **99.93%** | **$123,310** | **80.37%** |
| Not available* | 3 | $189,460 | 0.07% | $63,153 | 78.42% |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **80.37%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 972 | $60,718,759 | 22.05% | $62,468 | 604 | 79.85% |
| 100,001 – 200,000 | 929 | 131,583,802 | 47.78 | 141,640 | 612 | 80.24 |
| 200,001 – 300,000 | 309 | 75,089,595 | 27.26 | 243,008 | 619 | 80.47 |
| 300,001 – 400,000 | 25 | 8,024,956 | 2.91 | 320,998 | 620 | 85.61 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 – 4.499 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 4.500 – 4.999 | 3 | 523,414 | 0.19 | 174,471 | 602 | 80.00 |
| 5.000 – 5.499 | 36 | 5,818,305 | 2.11 | 161,620 | 642 | 73.35 |
| 5.500 – 5.999 | 157 | 25,638,154 | 9.31 | 163,300 | 637 | 77.26 |
| 6.000 – 6.499 | 452 | 68,554,917 | 24.89 | 151,670 | 626 | 78.85 |
| 6.500 – 6.999 | 449 | 61,664,175 | 22.39 | 137,337 | 621 | 80.48 |
| 7.000 – 7.499 | 419 | 55,414,633 | 20.12 | 132,254 | 601 | 81.84 |
| 7.500 – 7.999 | 241 | 27,249,607 | 9.89 | 113,069 | 590 | 81.92 |
| 8.000 – 8.499 | 156 | 16,741,577 | 6.08 | 107,318 | 581 | 81.08 |
| 8.500 – 8.999 | 62 | 5,200,044 | 1.89 | 83,872 | 578 | 83.45 |
| 9.000 – 9.499 | 29 | 2,842,563 | 1.03 | 98,019 | 560 | 79.54 |
| 9.500 – 9.999 | 14 | 692,040 | 0.25 | 49,431 | 567 | 77.07 |
| 10.000 – 10.499 | 8 | 486,626 | 0.18 | 60,828 | 559 | 72.13 |
| 10.500 – 10.999 | 10 | 296,875 | 0.11 | 29,688 | 556 | 79.01 |
| 11.000 – 11.499 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 11.500 – 11.999 | 7 | 259,259 | 0.09 | 37,037 | 588 | 91.50 |
| 12.000 – 12.499 | 4 | 104,081 | 0.04 | 26,020 | 607 | 100.00 |
| 12.500 – 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 – 13.499 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 – 4.999 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 5.000 – 5.499 | 2 | 410,386 | 0.15 | 205,193 | 596 | 80.00 |
| 5.500 – 5.999 | 37 | 5,693,103 | 2.07 | 153,868 | 649 | 74.39 |
| 6.000 – 6.499 | 136 | 21,861,700 | 7.94 | 160,748 | 642 | 78.09 |
| 6.500 – 6.999 | 490 | 76,143,699 | 27.65 | 155,395 | 631 | 78.82 |
| 7.000 – 7.499 | 396 | 52,955,677 | 19.23 | 133,726 | 619 | 80.20 |
| 7.500 – 7.999 | 456 | 60,191,721 | 21.85 | 131,999 | 599 | 81.54 |
| 8.000 – 8.499 | 216 | 24,797,205 | 9.00 | 114,802 | 587 | 82.74 |
| 8.500 – 8.999 | 169 | 18,439,733 | 6.70 | 109,111 | 581 | 80.59 |
| 9.000 – 9.499 | 66 | 5,755,288 | 2.09 | 87,201 | 571 | 82.11 |
| 9.500 – 9.999 | 35 | 3,296,698 | 1.20 | 94,191 | 559 | 79.37 |
| 10.000 – 10.499 | 12 | 688,660 | 0.25 | 57,388 | 560 | 78.27 |
| 10.500 – 10.999 | 10 | 537,205 | 0.20 | 53,720 | 567 | 75.56 |
| 11.000 – 11.499 | 11 | 351,856 | 0.13 | 31,987 | 548 | 76.51 |
| 11.500 – 11.999 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 12.000 – 12.499 | 3 | 121,964 | 0.04 | 40,655 | 562 | 81.94 |
| 12.500 – 12.999 | 8 | 241,376 | 0.09 | 30,172 | 609 | 100.00 |
| 13.000 – 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 – 13.999 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 – 50.00 | 58 | $5,873,146 | 2.13% | $101,261 | 585 |
| 50.01 – 55.00 | 29 | 3,385,474 | 1.23 | 116,740 | 597 |
| 55.01 – 60.00 | 57 | 6,300,695 | 2.29 | 110,539 | 579 |
| 60.01 – 65.00 | 69 | 9,833,956 | 3.57 | 142,521 | 588 |
| 65.01 – 70.00 | 118 | 15,287,491 | 5.55 | 129,555 | 584 |
| 70.01 – 75.00 | 163 | 20,795,038 | 7.55 | 127,577 | 598 |
| 75.01 – 80.00 | 747 | 101,319,463 | 36.79 | 135,635 | 625 |
| 80.01 – 85.00 | 289 | 38,617,037 | 14.02 | 133,623 | 609 |
| 85.01 – 90.00 | 349 | 50,541,257 | 18.35 | 144,817 | 610 |
| 90.01 – 95.00 | 154 | 19,253,160 | 6.99 | 125,021 | 638 |
| 95.01 – 100.00 | 202 | 4,210,394 | 1.53 | 20,844 | 600 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 52 | $4,905,487 | 1.78% | $94,336 | 592 | 84.86% |
| Arizona | 56 | 7,032,460 | 2.55 | 125,580 | 627 | 82.37 |
| Arkansas | 9 | 897,687 | 0.33 | 99,743 | 607 | 88.68 |
| California | 164 | 33,419,886 | 12.13 | 203,780 | 609 | 76.35 |
| Colorado | 45 | 5,536,667 | 2.01 | 123,037 | 612 | 81.30 |
| Connecticut | 22 | 3,781,632 | 1.37 | 171,892 | 626 | 76.53 |
| Delaware | 1 | 51,219 | 0.02 | 51,219 | 635 | 90.00 |
| Florida | 205 | 26,619,067 | 9.67 | 129,849 | 607 | 79.77 |
| Georgia | 96 | 11,837,229 | 4.30 | 123,304 | 611 | 83.97 |
| Hawaii | 2 | 253,411 | 0.09 | 126,705 | 644 | 81.74 |
| Idaho | 8 | 1,043,251 | 0.38 | 130,406 | 628 | 81.13 |
| Illinois | 129 | 16,816,779 | 6.11 | 130,363 | 614 | 79.61 |
| Indiana | 60 | 4,496,752 | 1.63 | 74,946 | 601 | 81.31 |
| Iowa | 17 | 1,677,685 | 0.61 | 98,687 | 620 | 84.44 |
| Kansas | 31 | 3,132,603 | 1.14 | 101,052 | 619 | 81.67 |
| Kentucky | 31 | 2,368,424 | 0.86 | 76,401 | 603 | 81.66 |
| Louisiana | 44 | 3,362,212 | 1.22 | 76,414 | 590 | 81.47 |
| Maine | 1 | 265,142 | 0.10 | 265,142 | 568 | 90.00 |
| Maryland | 47 | 6,799,988 | 2.47 | 144,681 | 623 | 77.62 |
| Massachusetts | 25 | 4,984,295 | 1.81 | 199,372 | 619 | 74.79 |
| Michigan | 151 | 16,744,813 | 6.08 | 110,893 | 613 | 82.62 |
| Minnesota | 69 | 10,201,862 | 3.70 | 147,853 | 622 | 79.49 |
| Mississippi | 11 | 1,132,625 | 0.41 | 102,966 | 590 | 82.92 |
| Missouri | 83 | 8,199,899 | 2.98 | 98,794 | 617 | 84.00 |
| Montana | 2 | 346,792 | 0.13 | 173,396 | 620 | 83.44 |
| Nebraska | 5 | 482,714 | 0.18 | 96,543 | 639 | 81.12 |
| Nevada | 44 | 7,896,925 | 2.87 | 179,476 | 624 | 79.29 |
| New Hampshire | 4 | 676,139 | 0.25 | 169,035 | 618 | 72.49 |
| New Jersey | 30 | 5,913,374 | 2.15 | 197,112 | 617 | 80.16 |
| New Mexico | 8 | 790,325 | 0.29 | 98,791 | 602 | 78.01 |
| New York | 37 | 7,228,641 | 2.62 | 195,369 | 630 | 71.89 |
| North Carolina | 46 | 5,059,813 | 1.84 | 109,996 | 602 | 79.15 |
| Ohio | 73 | 6,465,489 | 2.35 | 88,568 | 619 | 84.65 |
| Oklahoma | 31 | 2,668,780 | 0.97 | 86,090 | 610 | 83.23 |
| Oregon | 15 | 1,883,554 | 0.68 | 125,570 | 613 | 85.98 |
| Pennsylvania | 31 | 3,144,585 | 1.14 | 101,438 | 606 | 81.03 |
| Rhode Island | 9 | 1,217,270 | 0.44 | 135,252 | 624 | 71.33 |
| South Carolina | 30 | 3,425,357 | 1.24 | 114,179 | 607 | 84.80 |
| South Dakota | 1 | 106,234 | 0.04 | 106,234 | 623 | 95.00 |
| Tennessee | 46 | 4,402,495 | 1.60 | 95,706 | 612 | 85.25 |
| Texas | 186 | 13,286,259 | 4.82 | 71,432 | 612 | 82.87 |
| Utah | 20 | 1,630,781 | 0.59 | 81,539 | 623 | 83.54 |
| Virginia | 89 | 11,553,595 | 4.19 | 129,816 | 611 | 79.35 |
| Washington | 43 | 7,146,648 | 2.59 | 166,201 | 612 | 82.90 |
| West Virginia | 7 | 1,143,038 | 0.42 | 163,291 | 574 | 81.19 |
| Wisconsin | 113 | 12,663,501 | 4.60 | 112,066 | 607 | 81.37 |
| Wyoming | 3 | 304,200 | 0.11 | 101,400 | 631 | 82.22 |
| Washington DC | 3 | 419,529 | 0.15 | 139,843 | 624 | 69.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,141 | $154,780,822 | 56.20% | $135,654 | 603 | 78.51% |
| Purchase | 957 | 103,771,803 | 37.68 | 108,434 | 626 | 82.90 |
| Rate/Term refinance | 137 | 16,864,486 | 6.12 | 123,098 | 616 | 81.93 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,728 | $201,098,936 | 73.02% | $116,377 | 603 | 81.78% |
| Reduced Documentation | 507 | 74,318,176 | 26.98 | 146,584 | 639 | 76.55 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,115 | 262,765,145 | 95.41% | 124,239 | 611 | 80.55% |
| Non Owner Occupied | 97 | $9,336,154 | 3.39 | $96,249 | 642 | 73.97 |
| Second/Vacation | 23 | 3,315,813 | 1.20 | 144,166 | 641 | 84.60 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Condo Low-Rise (less than 5 stories) | 72 | $9,656,253 | 3.51% | $134,115 | 628 | 77.96% |
| Condo Mid-Rise (5 to 8 stories) | 1 | 58,404 | 0.02 | 58,404 | 639 | 90.00 |
| Planned Unit Developments (attached) | 29 | 4,358,296 | 1.58 | 150,286 | 610 | 78.98 |
| Planned Unit Developments (detached) | 163 | 21,393,268 | 7.77 | 131,247 | 614 | 82.62 |
| Single-family detached | 1,881 | 227,240,638 | 82.51 | 120,808 | 611 | 80.55 |
| Townhouse | 18 | 1,456,337 | 0.53 | 80,908 | 614 | 81.85 |
| Two- to four- family units | 71 | 11,253,916 | 4.09 | 158,506 | 625 | 74.92 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,017 | $136,366,519 | 49.51% | $134,087 | 644 | 82.46% |
| AX | 557 | 60,240,360 | 21.87 | 108,151 | 605 | 80.59 |
| AM | 317 | 35,476,603 | 12.88 | 111,914 | 582 | 81.37 |
| B | 220 | 26,717,630 | 9.70 | 121,444 | 553 | 75.11 |
| C | 94 | 12,015,655 | 4.36 | 127,826 | 548 | 69.06 |
| CM | 30 | 4,600,345 | 1.67 | 153,345 | 537 | 68.23 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 12 Months | 138 | $21,946,069 | 7.97% | $159,029 | 613 | 78.82% |
| 24 Months | 948 | 132,339,013 | 48.05 | 139,598 | 611 | 79.83 |
| 36 Months | 299 | 36,553,395 | 13.27 | 122,252 | 621 | 80.82 |
| None | 846 | 84,233,380 | 30.58 | 99,567 | 610 | 81.41 |
| Other | 4 | 345,256 | 0.13 | 86,314 | 601 | 87.95 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2,195 | $268,495,688 | 97.49% | $122,321 | 612 | 80.23% |
| 24 | 29 | 5,237,254 | 1.90 | 180,595 | 630 | 86.98 |
| 36 | 9 | 1,302,970 | 0.47 | 144,774 | 648 | 83.48 |
| 60 | 2 | 381,200 | 0.14 | 190,600 | 690 | 76.79 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.499 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.499 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 3.500 – 3.999 | 1 | 112,843 | 0.04 | 112,843 | 606 | 80.00 |
| 4.000 – 4.499 | 5 | 755,720 | 0.27 | 151,144 | 648 | 79.00 |
| 4.500 – 4.999 | 7 | 1,022,779 | 0.37 | 146,111 | 604 | 81.78 |
| 5.000 – 5.499 | 30 | 4,629,434 | 1.68 | 154,314 | 627 | 79.03 |
| 5.500 – 5.999 | 115 | 16,302,197 | 5.92 | 141,758 | 646 | 79.46 |
| 6.000 – 6.499 | 199 | 26,314,475 | 9.55 | 132,234 | 626 | 79.87 |
| 6.500 – 6.999 | 738 | 113,135,756 | 41.08 | 153,300 | 619 | 78.79 |
| 7.000 – 7.499 | 299 | 38,298,020 | 13.91 | 128,087 | 608 | 81.60 |
| 7.500 – 7.999 | 225 | 28,489,418 | 10.34 | 126,620 | 593 | 83.32 |
| 8.000 – 8.499 | 129 | 14,522,764 | 5.27 | 112,580 | 579 | 81.76 |
| 8.500 – 8.999 | 56 | 6,572,603 | 2.39 | 117,368 | 571 | 83.76 |
| 9.000 – 9.499 | 34 | 3,111,418 | 1.13 | 91,512 | 558 | 77.11 |
| 9.500 – 9.999 | 11 | 940,077 | 0.34 | 85,462 | 548 | 80.60 |
| 10.000 – 10.499 | 8 | 486,286 | 0.18 | 60,786 | 583 | 78.82 |
| 10.500 – 10.999 | 3 | 114,241 | 0.04 | 38,080 | 530 | 63.88 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 10.000 – 10.999 | 1 | 63,511 | 0.02 | 63,511 | 549 | 70.00 |
| 11.000 – 11.999 | 18 | 2,336,207 | 0.85 | 129,789 | 648 | 75.72 |
| 12.000 – 12.999 | 291 | 41,689,558 | 15.14 | 143,263 | 629 | 78.14 |
| 13.000 – 13.999 | 770 | 113,839,419 | 41.33 | 147,843 | 622 | 79.94 |
| 14.000 – 14.999 | 563 | 73,981,983 | 26.86 | 131,407 | 600 | 81.79 |
| 15.000 – 15.999 | 177 | 19,546,174 | 7.10 | 110,430 | 579 | 80.55 |
| 16.000 – 16.999 | 33 | 3,219,238 | 1.17 | 97,553 | 558 | 79.41 |
| 17.000 – 17.999 | 8 | 406,637 | 0.15 | 50,830 | 555 | 73.45 |
| 19.000 – 19.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| 21.000 – 21.999 | 1 | 84,704 | 0.03 | 84,704 | 543 | 66.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.999 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.999 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 4.000 – 4.999 | 3 | 369,662 | 0.13 | 123,221 | 613 | 82.47 |
| 5.000 – 5.999 | 31 | 4,831,172 | 1.75 | 155,844 | 635 | 75.27 |
| 6.000 – 6.999 | 646 | 99,834,492 | 36.25 | 154,543 | 633 | 78.43 |
| 7.000 – 7.999 | 793 | 106,254,225 | 38.58 | 133,990 | 606 | 81.40 |
| 8.000 – 8.999 | 294 | 34,607,511 | 12.57 | 117,713 | 582 | 82.26 |
| 9.000 – 9.999 | 73 | 7,723,815 | 2.80 | 105,806 | 567 | 80.14 |
| 10.000 - 10.999 | 15 | 944,514 | 0.34 | 62,968 | 563 | 77.89 |
| 11.000 - 11.999 | 4 | 169,222 | 0.06 | 42,305 | 522 | 63.59 |
| 12.000 - 12.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 2005 March | 1 | 291,515 | 0.11 | 291,515 | 758 | 80.00 |
| 2006 April | 2 | 150,800 | 0.05 | 75,400 | 567 | 71.88 |
| 2006 May | 32 | 4,488,219 | 1.63 | 140,257 | 637 | 78.99 |
| 2006 June | 56 | 7,447,365 | 2.70 | 132,989 | 609 | 76.17 |
| 2006 July | 36 | 4,889,511 | 1.78 | 135,820 | 597 | 78.11 |
| 2006 August | 89 | 13,473,976 | 4.89 | 151,393 | 611 | 79.10 |
| 2006 September | 457 | 73,343,210 | 26.63 | 160,488 | 617 | 78.85 |
| 2006 October | 651 | 81,261,031 | 29.5 | 124,825 | 609 | 82.28 |
| 2006 November | 245 | 32,425,153 | 11.77 | 132,348 | 604 | 81.04 |
| 2007 April | 1 | 159,427 | 0.06 | 159,427 | 616 | 75.00 |
| 2007 May | 8 | 988,268 | 0.36 | 123,533 | 634 | 73.72 |
| 2007 June | 33 | 3,803,176 | 1.38 | 115,248 | 634 | 74.82 |
| 2007 July | 11 | 1,733,558 | 0.63 | 157,596 | 633 | 80.65 |
| 2007 August | 11 | 1,325,979 | 0.48 | 120,544 | 639 | 74.68 |
| 2007 September | 47 | 7,279,573 | 2.64 | 154,885 | 630 | 75.75 |
| 2007 October | 79 | 9,891,085 | 3.59 | 125,204 | 617 | 81.57 |
| 2007 November | 104 | 12,289,004 | 4.46 | 118,163 | 602 | 80.89 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Net WAC Cap Schedule

## Class A-I Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.52 | 10.92 |
| 2 | 6.60 | 8.00 | 37 | 8.80 | 11.28 |
| 3 | 6.60 | 8.00 | 38 | 8.52 | 10.91 |
| 4 | 7.31 | 8.00 | 39 | 8.51 | 10.90 |
| 5 | 6.60 | 8.00 | 40 | 9.10 | 11.66 |
| 6 | 6.82 | 8.00 | 41 | 8.51 | 11.74 |
| 7 | 6.60 | 8.00 | 42 | 8.79 | 12.26 |
| 8 | 6.82 | 8.00 | 43 | 8.51 | 11.86 |
| 9 | 6.60 | 8.00 | 44 | 8.79 | 12.24 |
| 10 | 6.60 | 8.00 | 45 | 8.50 | 11.84 |
| 11 | 6.82 | 8.00 | 46 | 8.50 | 11.84 |
| 12 | 6.61 | 8.00 | 47 | 8.78 | 12.31 |
| 13 | 6.83 | 8.00 | 48 | 8.50 | 12.03 |
| 14 | 6.61 | 8.00 | 49 | 8.78 | 12.43 |
| 15 | 6.61 | 8.00 | 50 | 8.50 | 12.02 |
| 16 | 7.31 | 8.00 | 51 | 8.49 | 12.01 |
| 17 | 6.61 | 8.00 | 52 | 9.40 | 13.30 |
| 18 | 6.83 | 8.00 | 53 | 8.49 | 12.00 |
| 19 | 6.61 | 8.00 | 54 | 8.77 | 12.53 |
| 20 | 6.83 | 8.00 | 55 | 8.49 | 12.12 |
| 21 | 6.61 | 8.00 | 56 | 8.77 | 12.51 |
| 22 | 6.61 | 8.00 | 57 | 8.48 | 12.10 |
| 23 | 8.52 | 9.15 | 58 | 8.48 | 12.09 |
| 24 | 8.25 | 8.85 | 59 | 8.76 | 12.49 |
| 25 | 8.52 | 9.15 | 60 | 8.48 | 12.11 |
| 26 | 8.24 | 8.85 | 61 | 8.76 | 12.51 |
| 27 | 8.25 | 8.85 | 62 | 8.47 | 12.10 |
| 28 | 9.13 | 9.80 | 63 | 8.47 | 12.09 |
| 29 | 8.24 | 9.71 | 64 | 9.38 | 13.37 |
| 30 | 8.52 | 10.03 | 65 | 8.47 | 12.07 |
| 31 | 8.24 | 9.70 | 66 | 8.75 | 12.46 |
| 32 | 8.52 | 10.02 | 67 | 8.46 | 12.05 |
| 33 | 8.24 | 9.69 | 68 | 8.74 | 12.45 |
| 34 | 8.25 | 9.71 | 69 | 8.46 | 12.04 |
| 35 | 8.53 | 10.91 | 70 | 8.46 | 12.03 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Class A-II-2 Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.58 | 11.01 |
| 2 | 6.71 | 8.00 | 37 | 8.86 | 11.37 |
| 3 | 6.72 | 8.00 | 38 | 8.58 | 11.00 |
| 4 | 7.43 | 8.00 | 39 | 8.57 | 10.99 |
| 5 | 6.72 | 8.00 | 40 | 9.17 | 11.75 |
| 6 | 6.94 | 8.00 | 41 | 8.57 | 11.95 |
| 7 | 6.72 | 8.00 | 42 | 8.86 | 12.34 |
| 8 | 6.94 | 8.00 | 43 | 8.57 | 11.94 |
| 9 | 6.72 | 8.00 | 44 | 8.86 | 12.33 |
| 10 | 6.72 | 8.00 | 45 | 8.57 | 11.93 |
| 11 | 6.94 | 8.00 | 46 | 8.57 | 11.92 |
| 12 | 6.72 | 8.00 | 47 | 8.85 | 12.55 |
| 13 | 6.94 | 8.00 | 48 | 8.57 | 12.14 |
| 14 | 6.72 | 8.00 | 49 | 8.85 | 12.53 |
| 15 | 6.72 | 8.00 | 50 | 8.57 | 12.12 |
| 16 | 7.44 | 8.00 | 51 | 8.57 | 12.12 |
| 17 | 6.72 | 8.00 | 52 | 9.48 | 13.41 |
| 18 | 6.95 | 8.00 | 53 | 8.56 | 12.23 |
| 19 | 6.73 | 8.00 | 54 | 8.85 | 12.63 |
| 20 | 6.95 | 8.00 | 55 | 8.56 | 12.21 |
| 21 | 6.73 | 8.00 | 56 | 8.85 | 12.61 |
| 22 | 6.73 | 8.00 | 57 | 8.56 | 12.20 |
| 23 | 8.58 | 9.26 | 58 | 8.56 | 12.19 |
| 24 | 8.30 | 8.96 | 59 | 8.85 | 12.61 |
| 25 | 8.58 | 9.25 | 60 | 8.56 | 12.20 |
| 26 | 8.30 | 8.95 | 61 | 8.84 | 12.60 |
| 27 | 8.30 | 8.95 | 62 | 8.56 | 12.18 |
| 28 | 9.19 | 9.91 | 63 | 8.56 | 12.17 |
| 29 | 8.30 | 9.80 | 64 | 9.47 | 13.47 |
| 30 | 8.58 | 10.13 | 65 | 8.56 | 12.16 |
| 31 | 8.30 | 9.80 | 66 | 8.84 | 12.55 |
| 32 | 8.58 | 10.12 | 67 | 8.55 | 12.14 |
| 33 | 8.30 | 9.79 | 68 | 8.84 | 12.54 |
| 34 | 8.30 | 9.79 | 69 | 8.55 | 12.12 |
| 35 | 8.86 | 11.38 | 70 | 8.55 | 12.11 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Subordinate Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.55 | 10.96 |
| 2 | 6.66 | 7.75 | 37 | 8.83 | 11.32 |
| 3 | 6.66 | 7.75 | 38 | 8.55 | 10.95 |
| 4 | 7.37 | 7.75 | 39 | 8.54 | 10.95 |
| 5 | 6.66 | 7.75 | 40 | 9.13 | 11.70 |
| 6 | 6.88 | 7.75 | 41 | 8.54 | 11.84 |
| 7 | 6.66 | 7.75 | 42 | 8.83 | 12.30 |
| 8 | 6.88 | 7.75 | 43 | 8.54 | 11.90 |
| 9 | 6.66 | 7.75 | 44 | 8.82 | 12.29 |
| 10 | 6.66 | 7.75 | 45 | 8.54 | 11.88 |
| 11 | 6.88 | 7.75 | 46 | 8.54 | 11.88 |
| 12 | 6.66 | 7.75 | 47 | 8.82 | 12.43 |
| 13 | 6.89 | 7.75 | 48 | 8.53 | 12.08 |
| 14 | 6.66 | 7.75 | 49 | 8.82 | 12.48 |
| 15 | 6.66 | 7.75 | 50 | 8.53 | 12.07 |
| 16 | 7.38 | 7.75 | 51 | 8.53 | 12.06 |
| 17 | 6.67 | 7.75 | 52 | 9.44 | 13.35 |
| 18 | 6.89 | 7.75 | 53 | 8.53 | 12.12 |
| 19 | 6.67 | 7.75 | 54 | 8.81 | 12.58 |
| 20 | 6.89 | 7.75 | 55 | 8.52 | 12.16 |
| 21 | 6.67 | 7.75 | 56 | 8.81 | 12.56 |
| 22 | 6.67 | 7.75 | 57 | 8.52 | 12.15 |
| 23 | 8.55 | 9.21 | 58 | 8.52 | 12.14 |
| 24 | 8.27 | 8.91 | 59 | 8.80 | 12.55 |
| 25 | 8.55 | 9.20 | 60 | 8.52 | 12.15 |
| 26 | 8.27 | 8.90 | 61 | 8.80 | 12.55 |
| 27 | 8.27 | 8.90 | 62 | 8.52 | 12.14 |
| 28 | 9.16 | 9.85 | 63 | 8.51 | 12.13 |
| 29 | 8.27 | 9.75 | 64 | 9.43 | 13.42 |
| 30 | 8.55 | 10.08 | 65 | 8.51 | 12.11 |
| 31 | 8.27 | 9.75 | 66 | 8.79 | 12.51 |
| 32 | 8.55 | 10.07 | 67 | 8.51 | 12.10 |
| 33 | 8.27 | 9.74 | 68 | 8.79 | 12.49 |
| 34 | 8.28 | 9.75 | 69 | 8.51 | 12.08 |
| 35 | 8.69 | 11.14 | 70 | 8.50 | 12.07 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.22 | 6.30 | 4.20 | **3.00** | 2.13 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.78 | 3.97 | **2.88** | 2.08 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Principal Payment Window (Months) | 97 | 108 | 72 | **50** | 37 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.82 | 11.91 | 7.99 | **5.82** | 4.49 | 2.59 |
| Modified Duration (at par) | 20.24 | 10.24 | 7.22 | **5.41** | 4.24 | 2.51 |
| First Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 1 | 1 | 1 | **1** | 1 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.23 | 3.99 | 2.80 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.11 | 3.97 | 2.79 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.33 | **4.34** | 4.28 | 3.46 |
| Modified Duration (at par) | 18.99 | 7.04 | 4.93 | **4.09** | 4.05 | 3.31 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 59 | **30** | 9 | 10 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.32 | **4.19** | 3.79 | 3.42 |
| Modified Duration (at par) | 17.76 | 6.87 | 4.83 | **3.90** | 3.56 | 3.23 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **32** | 15 | 5 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.64 | 3.21 |
| Modified Duration (at par) | 17.44 | 6.82 | 4.80 | **3.83** | 3.41 | 3.04 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 6 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.59 | 3.16 |
| Modified Duration (at par) | 16.74 | 6.71 | 4.75 | **3.79** | 3.35 | 2.97 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 7 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.12** | 3.56 | 3.11 |
| Modified Duration (at par) | 16.35 | 6.65 | 4.71 | **3.76** | 3.30 | 2.91 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 17 | 8 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.67 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.73 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 18 | 8 |

## RASC SERIES 2004-KS11 TRUST

### Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.23 | 6.36 | 4.24 | **3.03** | 2.14 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.82 | 4.00 | **2.91** | 2.09 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Principal Payment Window (Months) | 101 | 132 | 88 | **62** | 46 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 29.52 | 17.77 | 12.18 | **8.95** | 6.88 | 2.59 |
| Modified Duration (at par) | 20.57 | 14.12 | 10.37 | **7.94** | 6.27 | 2.51 |
| First Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 8/25/2022 | **1/25/2018** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 9 | 128 | 102 | **77** | 60 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.25 | 4.23 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.13 | 4.21 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.77 | 8.67 | 5.86 | **4.73** | 4.64 | 5.10 |
| Modified Duration (at par) | 19.04 | 7.57 | 5.34 | **4.41** | 4.36 | 4.75 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 8/25/2034 | 6/25/2025 | 2/25/2019 | **5/25/2015** | 12/25/2012 | 12/25/2012 |
| Principal Payment Window (Months) | 83 | 201 | 134 | **86** | 52 | 65 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.76 | 8.55 | 5.76 | **4.52** | 4.04 | 3.70 |
| Modified Duration (at par) | 17.80 | 7.28 | 5.16 | **4.16** | 3.77 | 3.47 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 7/25/2034 | 7/25/2023 | 8/25/2017 | **3/25/2014** | 1/25/2012 | 7/25/2010 |
| Principal Payment Window (Months) | 82 | 178 | 117 | **74** | 47 | 31 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.74 | 8.38 | 5.63 | **4.37** | 3.81 | 3.36 |
| Modified Duration (at par) | 17.47 | 7.12 | 5.04 | **4.02** | 3.56 | 3.17 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 4/25/2034 | 6/25/2020 | 5/25/2015 | **7/25/2012** | 10/25/2010 | 7/25/2009 |
| Principal Payment Window (Months) | 79 | 141 | 90 | **55** | 33 | 20 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.73 | 8.27 | 5.55 | **4.30** | 3.72 | 3.27 |
| Modified Duration (at par) | 16.76 | 6.94 | 4.92 | **3.93** | 3.46 | 3.06 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 2/25/2034 | 7/25/2019 | 9/25/2014 | **1/25/2012** | 5/25/2010 | 3/25/2009 |
| Principal Payment Window (Months) | 77 | 130 | 82 | **49** | 28 | 17 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.69 | 8.08 | 5.42 | **4.20** | 3.62 | 3.16 |
| Modified Duration (at par) | 16.36 | 6.75 | 4.79 | **3.83** | 3.35 | 2.96 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 1/25/2034 | 7/25/2018 | 12/25/2013 | **7/25/2011** | 12/25/2009 | 11/25/2008 |
| Principal Payment Window (Months) | 76 | 118 | 73 | **44** | 24 | 14 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.68 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.74 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 12/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 6/25/2008 |
| Principal Payment Window (Months) | 72 | 99 | 60 | **34** | 18 | 9 |

# Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group II Mortgage Loans:

1. With respect to any Group II mortgage loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.
2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").
3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.
4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit insurance policies.
5. No Group II Loan has a prepayment penalty term that extends beyond three years after the date of origination.
6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are loans that are referred to as "high cost" or "covered" loans or any other similar designation under applicable state or local law in effect at the time of origination of such loan that expressly provides for assignee liability.
7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.
8. No Group II Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.
9. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $333,700. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in the States of Hawaii or Alaska did not exceed $500,550. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three- or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $427,150, $516,300 or $641,650, respectively. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three- or four- family property located in the States of Hawaii or Alaska did not exceed $640,725, $774,450 and $962,475, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Group II Certificates with respect to any Group II Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II Mortgage Loan, the seller will either (i) purchase such Mortgage Loan from the at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully report itsborrower credit files to each of the credit repositories in a timely manner.

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Anastasios Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | Dave O'Brien – Structuring | (212) 325-9113 |
| | Carrina Chan - Structuring | (212) 325-2384 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Shelly Garg | (212) 553-7922 |
| **S&P:** | Chris Deasy | (212) 438-2405 |
| **Fitch:** | Roeluf Slump | (212) 908-0705 |

## $689,150,000 (Approximate)

# GMAC RFC

# HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

## RASC SERIES 2004-KS11 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
*Depositor*

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

NOVEMBER 10, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# RASC Series 2004-KS11 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

### $689,150,000 (Approximate)
***Subject to Revision***

| Class | Approximate Size(1) | Interest Type | Principal Type | Expected WAL (yrs)(2) Call/Mat | Expected Principal Window (mos)(2) Call/Mat | Final Scheduled Distribution Date(3) | Expected Ratings (Moody's/S&P/Fitch) |
|---|---|---|---|---|---|---|---|
| A-I-1(4) | $140,690,000 | Floating | SEQ | 1.00 / 1.00 | 1 – 21 / 1 - 21 | September 2025 | Aaa/AAA/AAA |
| A-I-2 (4) | 134,570,000 | Floating | SEQ | 3.00 / 3.03 | 21 – 70 / 21 - 82 | January 2034 | Aaa/AAA/AAA |
| A-I-3 (4) | 15,240,000 | Floating | SEQ | 5.82 / 8.95 | 70 – 70 / 82 - 158 | December 2034 | Aaa/AAA/AAA |
| A-II-1(4) (7) | 261,450,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| A-II-2 (4) | 29,050,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| M-1 (4)(5) | 44,100,000 | Floating | MEZ | 4.34 / 4.73 | 41 – 70 / 41 – 126 | December 2034 | Aa2/AA/AA |
| M-2 (4)(5) | 36,750,000 | Floating | MEZ | 4.19 / 4.52 | 39 – 70 / 39 - 112 | December 2034 | A2/A+/A |
| M-3 (4)(5) | 7,000,000 | Floating | MEZ | 4.13 / 4.37 | 38 – 70 / 38 – 92 | December 2034 | A3/A/A- |
| M-4 (4)(5) | 6,300,000 | Floating | MEZ | 4.13 / 4.30 | 38 – 70 / 38 –86 | December 2034 | Baa1/A-/BBB+ |
| M-5 (4)(5) | 7,000,000 | Floating | MEZ | 4.12 / 4.20 | 37 – 70 / 37 – 80 | December 2034 | Baa2/BBB+/BBB |
| M-6 (4)(5) | 7,000,000 | Floating | MEZ | 3.98 / 3.98 | 37 – 70 / 37 – 70 | December 2034 | Baa3/BBB/BBB- |
| B(4)(5)(6) | 7,000,000 | Floating | SUB | 3.41 / 3.41 | 37 – 56 / 37 - 56 | December 2034 | Ba1/BBB-/BB+ |
| **Total** | **$696,150,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.
(7) Not offered hereby but will be offered via the prospectus supplement.

# Transaction Overview

**Certificates:** The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").

The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".

The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").

The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will not be offered hereby.

**Depositor:** Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation

**Seller and Master Servicer:** Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")

**Sub-Servicer:** Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 23.48% of Group I Mortgage Loans and 23.73% of Group II Mortgage Loans which will be interim-serviced by Fremont Investment & Loan. On the Closing Date, Mortgage Lenders Network USA may service up to 10% of the Mortgage Loans.

**Trustee:** JPMorgan Chase Bank, N.A.

**Joint Lead Underwriters:** Credit Suisse First Boston LLC and Residential Funding Securities Corporation

**Co-Managers:** Citigroup Global Markets Inc.

**Statistical Cut-off Date:** October 1, 2004

**Cut-off Date:** November 1, 2004

**Closing Date:** On or about November 29, 2004

**Distribution Dates:** The $25^{th}$ day of each month (if such day is not a business day, the first business day thereafter) commencing in December 2004. The initial Distribution Date will be December 27, 2004.

**Form of Certificates:** The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

**Minimum Denominations:** The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

**Tax Status:** The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

**ERISA Eligibility:** The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Optional Termination Date:** If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holder of the call rights, or if such holder fails to do so, the Master Servicer, may terminate the trust.

**Expense Fee Rate:** With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

**Mortgage Loans:** The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.40% first liens and 1.60% seconds liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 4.38% and 2.51% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

**Prepayment Assumption:** Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the

twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

**Net Mortgage Rate:** With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

**Maximum Net Mortgage Rate:** With respect to any Mortgage Loan, the maximum net mortgage rate.

**Group I Net WAC Cap:** The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group I Net WAC Cap Shortfall Amount:** With respect to the Class A-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, provided that this rate does not exceed the Class A-I weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group I Net WAC Cap; plus any unpaid Group I Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Net WAC Cap Shortfall Amounts payable in the amounts and priority described under Excess Cash Flow Distributions.

**Group II Net WAC Cap:** The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

**Group II Net WAC Cap Shortfall Amount:** With respect to the Class A-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II WAC Cap did not apply, provided that this rate does not exceed the Class A-II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap; plus any unpaid Group II Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to the Class A-II Certificates caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions.

**Subordinate Net WAC Cap:** The pass-through rate on the Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap and the Group II Net WAC Cap in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component.

**Subordinate Net WAC Cap Shortfall Amount:** With respect to any class of Class M and Class B Certificates and any Distribution Date on which the Subordinate Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (a) accrued certificate interest for that class of certificates if it were calculated at a rate equal to the pass-through rate that would otherwise be applicable if the Subordinate Net WAC Cap did not apply, over (b) accrued certificate interest calculated using the Subordinate Net WAC Cap; plus any unpaid Subordinate Net WAC Cap Shortfall Amount from prior Distribution Dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin.

**Subordinate Component:** With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

**Relief Act Shortfalls:** With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates.

**Interest Accrual Period:** For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

**Eligible Master Servicing Compensation:** With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.

**Coupon Step Up:** If the holder of the call rights or the Master Servicer does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date.

**Credit Enhancement:**

**A. Overcollateralization ("OC")**

**B. Excess Cash Flow**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Rating (M/S/F) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA/AAA | 17.00% | 34.00% |
| Class M-1 | Aa2/AA/AA | 10.70% | 21.40% |
| Class M-2 | A2/A+/A | 5.45% | 10.90% |
| Class M-3 | A3/A/A- | 4.45% | 8.90% |
| Class M-4 | Baa1/A-/BBB+ | 3.55% | 7.10% |
| Class M-5 | Baa2/BBB+/BBB | 2.55% | 5.10% |
| Class M-6 | Baa3/BBB/BBB- | 1.55% | 3.10% |
| Class B | Ba1/BBB-/BB+ | 0.55% | 1.10% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

**Subordination Percentage:**

| Class | Rating (M/S/F) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA/AAA | 66.00% |
| Class M-1 | Aa2/AA/AA | 78.60% |
| Class M-2 | A2/A+/A | 89.10% |
| Class M-3 | A3/A/A- | 91.10% |
| Class M-4 | Baa1/A-/BBB+ | 92.90% |
| Class M-5 | Baa2/BBB+/BBB | 94.90% |
| Class M-6 | Baa3/BBB/BBB- | 96.90% |
| Class B | Ba1/BBB-/BB+ | 98.90% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

**Overcollateralization Target Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 0.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Overcollateralization Floor:** 0.50% of the aggregate initial principal balance of the Mortgage Loans.

**Stepdown Date:** For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate

principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

**Specified Enhancement Percentage:** The Specified Enhancement Percentage is [34.00]%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

**Excess Cash Flow:** For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

**Trigger Event:** A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.00] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in December 2007 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
| --- | --- |
| Month 37 to Month 48 | [3.00]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [4.75]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter |
| Month 61 to Month 72 | [6.25]% with respect to Month 61, plus an additional 1/12th of [0.50]% for each month thereafter |
| Month 73 and thereafter | [6.75]% |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(ix) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(x) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(xi) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(xii) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(xiii) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(xiv) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(xv) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(xvi) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates as described below.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates as described below; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

On any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid pro rata, based on the Certificate Principal Balances of such classes immediately prior to such Distribution Date, if such Distribution Date is (a) prior to December 2007 and the Cumulative Realized Loss Percentage is less than [3.00]% or (b) on or after December 2007 and no Trigger Event is in effect. If such conditions are not satisfied on any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid sequentially to the Class A-II-1 and Class A-II-2 Certificates, in that order, until their respective Certificate Principal Balances are reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Net

WAC Cap Shortfall Amount, Group II Net WAC Cap Shortfall Amount and any Subordinate Net WAC Cap Shortfall Amount, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Net WAC Cap Shortfall Amount allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the non-offered certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

**Group I Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans

for that Distribution Date.

**Group II Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class M-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-2 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-I Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-4 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-5 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1

Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

**Class M-6 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class B Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1

Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Allocation of Losses:**

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, among the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:**

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

# Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I, Class A-II-2, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates, the Class A-II-2 Certificates and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in December 2004. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in September 2006.

**Class A-I Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 290,500,000 | N/A | N/A |
| January 2005 | 288,153,464 | 6.39 | 7.68 |
| February 2005 | 285,029,839 | 6.40 | 7.68 |
| March 2005 | 281,128,284 | 7.11 | 7.68 |
| April 2005 | 276,452,861 | 6.40 | 7.68 |
| May 2005 | 271,012,704 | 6.62 | 7.68 |
| June 2005 | 264,822,146 | 6.40 | 7.68 |
| July 2005 | 257,900,797 | 6.62 | 7.68 |
| August 2005 | 250,273,575 | 6.40 | 7.68 |
| September 2005 | 241,972,809 | 6.40 | 7.68 |
| October 2005 | 233,090,182 | 6.62 | 7.68 |
| November 2005 | 224,468,931 | 6.40 | 7.68 |
| December 2005 | 216,101,370 | 6.62 | 7.68 |
| January 2006 | 207,980,039 | 6.40 | 7.68 |
| February 2006 | 200,097,698 | 6.40 | 7.68 |
| March 2006 | 192,447,318 | 7.12 | 7.68 |
| April 2006 | 185,022,078 | 6.40 | 7.68 |
| May 2006 | 177,815,357 | 6.63 | 7.68 |
| June 2006 | 170,820,729 | 6.41 | 7.68 |
| July 2006 | 164,031,957 | 6.63 | 7.68 |
| August 2006 | 157,442,986 | 6.41 | 7.68 |
| September 2006 | 145,725,217 | 6.41 | 7.68 |

**Class A-II-2 Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 29,050,000 | N/A | N/A |
| January 2005 | 28,815,346 | 6.32 | 7.61 |
| February 2005 | 28,502,984 | 6.33 | 7.61 |
| March 2005 | 28,112,828 | 7.04 | 7.61 |
| April 2005 | 27,645,286 | 6.33 | 7.61 |
| May 2005 | 27,101,270 | 6.55 | 7.61 |
| June 2005 | 26,482,215 | 6.33 | 7.61 |
| July 2005 | 25,790,080 | 6.55 | 7.61 |
| August 2005 | 25,027,358 | 6.33 | 7.61 |
| September 2005 | 24,197,281 | 6.33 | 7.61 |
| October 2005 | 23,309,018 | 6.55 | 7.61 |
| November 2005 | 22,446,893 | 6.33 | 7.61 |
| December 2005 | 21,610,137 | 6.55 | 7.61 |
| January 2006 | 20,798,004 | 6.33 | 7.61 |
| February 2006 | 20,009,770 | 6.33 | 7.61 |
| March 2006 | 19,244,732 | 7.05 | 7.61 |
| April 2006 | 18,502,208 | 6.33 | 7.61 |
| May 2006 | 17,781,536 | 6.56 | 7.61 |
| June 2006 | 17,082,073 | 6.34 | 7.61 |
| July 2006 | 16,403,196 | 6.56 | 7.61 |
| August 2006 | 15,744,299 | 6.34 | 7.61 |
| September 2006 | 14,572,522 | 6.34 | 7.61 |

# Yield Maintenance Agreement

**Class M and Class B Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 115,150,000 | N/A | N/A |
| January 2005 | 115,150,000 | 5.38 | 6.47 |
| February 2005 | 115,150,000 | 5.38 | 6.47 |
| March 2005 | 115,150,000 | 6.09 | 6.47 |
| April 2005 | 115,150,000 | 5.38 | 6.47 |
| May 2005 | 115,150,000 | 5.60 | 6.47 |
| June 2005 | 115,150,000 | 5.38 | 6.47 |
| July 2005 | 115,150,000 | 5.60 | 6.47 |
| August 2005 | 115,150,000 | 5.38 | 6.47 |
| September 2005 | 115,150,000 | 5.38 | 6.47 |
| October 2005 | 115,150,000 | 5.60 | 6.47 |
| November 2005 | 115,150,000 | 5.38 | 6.47 |
| December 2005 | 115,150,000 | 5.61 | 6.47 |
| January 2006 | 115,150,000 | 5.38 | 6.47 |
| February 2006 | 115,150,000 | 5.38 | 6.47 |
| March 2006 | 115,150,000 | 6.10 | 6.47 |
| April 2006 | 115,150,000 | 5.39 | 6.47 |
| May 2006 | 115,150,000 | 5.61 | 6.47 |
| June 2006 | 115,150,000 | 5.39 | 6.47 |
| July 2006 | 115,150,000 | 5.61 | 6.47 |
| August 2006 | 115,150,000 | 5.39 | 6.47 |
| September 2006 | 115,150,000 | 5.39 | 6.47 |

# Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $550,835,083.63 | | |
| Number of Mortgage Loans | 4,217 | | |
| Average Current Principal Balance | $130,622.50 | $9,989.64 | $650,000.00 |
| (1)(4) Weighted Average Original Loan-to-Value | 79.81% | 7.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.39% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.88% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.81% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.32% | 1.00% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 120 | 360 |
| (1)(2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.91% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.16% |
| Lien | First | 99.20% |
| Property Type | Single-family detached | 80.92% |
| | Planned Unit Developments (detached) | 7.48 |
| | Two- to four- family units | 3.87 |
| | Manufactured Home | 2.50 |
| | Planned Unit Developments (attached) | 1.29 |
| | Townhouse | 0.45 |
| | Condo Mid-Rise (5 to 8 stories) | 0.11 |
| | Condo Low-Rise (less than 5 stories) | 3.39 |
| Occupancy Status | Primary Residence | 95.56% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.05 |
| Documentation Type | Full Documentation | 73.61% |
| | Reduced Documentation | 26.39 |
| Loans with Prepayment Penalties | | 70.27% |
| Loans serviced by Homecomings(3) | | 100.00% |

### Aggregate Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 25 | $2,748,665 | 0.50% | $109,947 | 64.74% |
| 500 - 519 | 65 | 7,255,271 | 1.32 | 111,620 | 73.60 |
| 520 - 539 | 187 | 23,250,707 | 4.22 | 124,335 | 71.05 |
| 540 - 559 | 364 | 45,558,895 | 8.27 | 125,162 | 75.28 |
| 560 - 579 | 480 | 60,908,405 | 11.06 | 126,893 | 79.01 |
| 580 - 599 | 636 | 70,488,009 | 12.80 | 110,830 | 79.93 |
| 600 - 619 | 797 | 103,061,524 | 18.71 | 129,312 | 81.90 |
| 620 - 639 | 632 | 87,754,913 | 15.93 | 138,853 | 81.81 |
| 640 - 659 | 449 | 64,071,043 | 11.63 | 142,697 | 80.54 |
| 660 - 679 | 246 | 36,201,231 | 6.57 | 147,159 | 80.50 |
| 680 - 699 | 136 | 20,765,273 | 3.77 | 152,686 | 81.20 |
| 700 - 719 | 80 | 11,415,146 | 2.07 | 142,689 | 82.35 |
| 720 - 739 | 44 | 6,623,050 | 1.20 | 150,524 | 82.07 |
| 740 - 759 | 32 | 5,005,980 | 0.91 | 156,437 | 81.32 |
| 760 >= | 36 | 5,227,033 | 0.95 | 145,195 | 79.68 |
| **Subtotal with Credit Scores** | **4,209** | **$550,335,147** | **99.91%** | **$130,752** | **79.82%** |
| Not available* | 8 | $499,937 | 0.09 | 62,492 | 69.59 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **79.81%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,749 | $117,661,128 | 21.36% | $67,273 | 606 | 78.52% |
| 100,001 - 200,000 | 1,782 | 250,940,286 | 45.56 | 140,819 | 612 | 79.96 |
| 200,001 - 300,000 | 548 | 132,994,256 | 24.14 | 242,690 | 621 | 79.90 |
| 300,001 - 400,000 | 123 | 42,479,080 | 7.71 | 345,358 | 616 | 81.95 |
| 400,001 - 500,000 | 14 | 6,110,334 | 1.11 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.12 | 650,000 | 752 | 75.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 4.500 - 4.999 | 9 | 1,259,381 | 0.23 | 139,931 | 610 | 76.07 |
| 5.000 - 5.499 | 89 | 15,197,807 | 2.76 | 170,762 | 637 | 74.18 |
| 5.500 - 5.999 | 326 | 55,966,534 | 10.16 | 171,676 | 638 | 77.25 |
| 6.000 - 6.499 | 864 | 135,123,987 | 24.53 | 156,394 | 628 | 78.56 |
| 6.500 - 6.999 | 905 | 125,749,694 | 22.83 | 138,950 | 619 | 80.74 |
| 7.000 - 7.499 | 816 | 106,078,568 | 19.26 | 129,998 | 601 | 81.22 |
| 7.500 - 7.999 | 464 | 55,717,788 | 10.12 | 120,081 | 589 | 81.57 |
| 8.000 - 8.499 | 299 | 31,829,750 | 5.78 | 106,454 | 583 | 79.81 |
| 8.500 - 8.999 | 119 | 10,623,090 | 1.93 | 89,270 | 577 | 79.50 |
| 9.000 - 9.499 | 63 | 5,848,299 | 1.06 | 92,830 | 557 | 77.39 |
| 9.500 - 9.999 | 28 | 1,416,872 | 0.26 | 50,603 | 554 | 72.76 |
| 10.000 - 10.499 | 22 | 1,235,870 | 0.22 | 56,176 | 554 | 71.66 |
| 10.500 - 10.999 | 12 | 423,481 | 0.08 | 35,290 | 552 | 76.32 |
| 11.000 - 11.499 | 150 | 3,145,147 | 0.57 | 20,968 | 599 | 99.79 |
| 11.500 - 11.999 | 9 | 329,040 | 0.06 | 36,560 | 575 | 82.06 |
| 12.000 - 12.499 | 4 | 104,081 | 0.02 | 26,020 | 607 | 100.00 |
| 12.500 - 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 - 13.499 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 5.000 - 5.499 | 8 | 1,146,353 | 0.21 | 143,294 | 609 | 75.68 |
| 5.500 - 5.999 | 90 | 15,122,729 | 2.75 | 168,030 | 645 | 75.44 |
| 6.000 - 6.499 | 284 | 48,570,260 | 8.82 | 171,022 | 642 | 77.50 |
| 6.500 - 6.999 | 924 | 147,172,235 | 26.72 | 159,277 | 632 | 78.64 |
| 7.000 - 7.499 | 791 | 107,450,917 | 19.51 | 135,842 | 619 | 80.42 |
| 7.500 - 7.999 | 898 | 118,763,508 | 21.56 | 132,253 | 600 | 81.09 |
| 8.000 - 8.499 | 426 | 50,143,749 | 9.10 | 117,708 | 587 | 82.24 |
| 8.500 - 8.999 | 332 | 36,472,631 | 6.62 | 109,857 | 581 | 79.66 |
| 9.000 - 9.499 | 122 | 11,454,685 | 2.08 | 93,891 | 571 | 78.37 |
| 9.500 - 9.999 | 76 | 6,881,391 | 1.25 | 90,545 | 556 | 77.47 |
| 10.000 - 10.499 | 22 | 1,232,246 | 0.22 | 56,011 | 553 | 75.01 |
| 10.500 - 10.999 | 28 | 1,493,841 | 0.27 | 53,351 | 554 | 70.92 |
| 11.000 - 11.499 | 14 | 512,747 | 0.09 | 36,625 | 549 | 74.50 |
| 11.500 - 11.999 | 151 | 3,198,977 | 0.58 | 21,185 | 598 | 99.28 |
| 12.000 - 12.499 | 5 | 191,745 | 0.03 | 38,349 | 549 | 69.21 |
| 12.500 - 12.999 | 8 | 241,376 | 0.04 | 30,172 | 609 | 100.00 |
| 13.000 - 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 - 13.999 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 134 | $13,679,565 | 2.48% | $102,086 | 589 |
| 50.01 - 55.00 | 61 | 8,085,564 | 1.47 | 132,550 | 599 |
| 55.01 - 60.00 | 120 | 13,213,458 | 2.40 | 110,112 | 583 |
| 60.01 - 65.00 | 148 | 20,917,562 | 3.80 | 141,335 | 590 |
| 65.01 - 70.00 | 237 | 29,718,591 | 5.40 | 125,395 | 584 |
| 70.01 - 75.00 | 360 | 46,560,757 | 8.45 | 129,335 | 602 |
| 75.01 - 80.00 | 1,470 | 202,888,634 | 36.83 | 138,019 | 625 |
| 80.01 - 85.00 | 564 | 78,083,442 | 14.18 | 138,446 | 609 |
| 85.01 - 90.00 | 668 | 100,252,761 | 18.20 | 150,079 | 613 |
| 90.01 - 95.00 | 253 | 33,224,355 | 6.03 | 131,322 | 636 |
| 95.01 - 100.00 | 202 | 4,210,394 | 0.76 | 20,844 | 600 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 108 | $10,740,330 | 1.95% | $99,448 | 597 | 83.53% |
| Alaska | 2 | 237,400 | 0.04 | 118,700 | 605 | 87.92 |
| Arizona | 108 | 13,754,999 | 2.50 | 127,361 | 627 | 80.97 |
| Arkansas | 20 | 1,864,523 | 0.34 | 93,226 | 608 | 85.83 |
| California | 378 | 81,267,787 | 14.75 | 214,994 | 615 | 76.19 |
| Colorado | 79 | 10,860,467 | 1.97 | 137,474 | 615 | 80.14 |
| Connecticut | 32 | 5,942,249 | 1.08 | 185,695 | 628 | 76.85 |
| Delaware | 6 | 644,083 | 0.12 | 107,347 | 581 | 71.71 |
| Florida | 410 | 52,673,860 | 9.56 | 128,473 | 611 | 79.87 |
| Georgia | 179 | 21,930,284 | 3.98 | 122,516 | 613 | 82.63 |
| Hawaii | 2 | 253,411 | 0.05 | 126,705 | 644 | 81.74 |
| Idaho | 12 | 1,378,698 | 0.25 | 114,891 | 628 | 79.28 |
| Illinois | 227 | 31,906,979 | 5.79 | 140,559 | 616 | 79.87 |
| Indiana | 112 | 9,385,653 | 1.70 | 83,800 | 604 | 81.95 |
| Iowa | 30 | 2,700,430 | 0.49 | 90,014 | 620 | 83.04 |
| Kansas | 49 | 5,014,125 | 0.91 | 102,329 | 623 | 81.59 |
| Kentucky | 49 | 3,868,153 | 0.70 | 78,942 | 603 | 82.28 |
| Louisiana | 75 | 6,673,286 | 1.21 | 88,977 | 594 | 81.03 |
| Maine | 4 | 592,849 | 0.11 | 148,212 | 600 | 78.93 |
| Maryland | 79 | 13,613,857 | 2.47 | 172,327 | 619 | 79.69 |
| Massachusetts | 46 | 9,567,914 | 1.74 | 207,998 | 624 | 74.39 |
| Michigan | 325 | 37,844,005 | 6.87 | 116,443 | 608 | 81.94 |
| Minnesota | 122 | 19,118,102 | 3.47 | 156,706 | 623 | 78.34 |
| Mississippi | 27 | 2,964,546 | 0.54 | 109,798 | 595 | 83.25 |
| Missouri | 147 | 14,967,718 | 2.72 | 101,821 | 613 | 82.62 |
| Montana | 4 | 495,546 | 0.09 | 123,887 | 624 | 83.23 |
| Nebraska | 12 | 1,021,947 | 0.19 | 85,162 | 638 | 83.28 |
| Nevada | 72 | 12,846,131 | 2.33 | 178,418 | 617 | 77.78 |
| New Hampshire | 10 | 1,854,418 | 0.34 | 185,442 | 646 | 78.78 |
| New Jersey | 68 | 13,150,360 | 2.39 | 193,388 | 619 | 79.54 |
| New Mexico | 17 | 1,664,590 | 0.30 | 97,917 | 595 | 77.71 |
| New York | 63 | 12,907,473 | 2.34 | 204,881 | 624 | 74.45 |
| North Carolina | 79 | 8,834,575 | 1.60 | 111,830 | 598 | 77.61 |
| North Dakota | 2 | 154,981 | 0.03 | 77,491 | 661 | 75.81 |
| Ohio | 138 | 13,484,563 | 2.45 | 97,714 | 612 | 83.79 |
| Oklahoma | 53 | 4,452,706 | 0.81 | 84,013 | 610 | 82.32 |
| Oregon | 36 | 4,990,637 | 0.91 | 138,629 | 624 | 80.71 |
| Pennsylvania | 66 | 7,317,007 | 1.33 | 110,864 | 603 | 80.92 |
| Rhode Island | 18 | 2,814,566 | 0.51 | 156,365 | 619 | 68.66 |
| South Carolina | 62 | 6,562,077 | 1.19 | 105,840 | 608 | 82.79 |
| South Dakota | 6 | 614,605 | 0.11 | 102,434 | 603 | 79.48 |
| Tennessee | 85 | 7,603,907 | 1.38 | 89,458 | 614 | 82.57 |
| Texas | 320 | 27,636,351 | 5.02 | 86,364 | 613 | 81.74 |
| Utah | 36 | 3,677,125 | 0.67 | 102,142 | 626 | 82.59 |
| Vermont | 1 | 69,903 | 0.01 | 69,903 | 555 | 30.00 |
| Virginia | 152 | 21,868,502 | 3.97 | 143,872 | 609 | 79.46 |
| Washington | 75 | 12,057,307 | 2.19 | 160,764 | 615 | 82.55 |
| West Virginia | 11 | 1,533,663 | 0.28 | 139,424 | 577 | 82.56 |
| Wisconsin | 192 | 22,075,661 | 4.01 | 114,977 | 612 | 80.97 |
| Wyoming | 4 | 400,200 | 0.07 | 100,050 | 618 | 81.69 |
| Washington DC | 7 | 980,574 | 0.18 | 140,082 | 587 | 67.65 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 2,356 | $326,722,725 | 59.31% | $138,677 | 604 | 78.15% |
| Purchase | 1,619 | 193,547,246 | 35.14 | 119,547 | 628 | 82.45 |
| Rate/Term refinance | 242 | 30,565,112 | 5.55 | 126,302 | 618 | 80.85 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 3,255 | $405,497,205 | 73.61% | $124,577 | 604 | 81.21% |
| Reduced Documentation | 962 | 145,337,879 | 26.39 | 151,079 | 639 | 75.90 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 3,980 | $526,379,522 | 95.56% | $132,256 | 612 | 79.98% |
| Non Owner Occupied | 195 | 18,673,025 | 3.39 | 95,759 | 641 | 73.90 |
| Second/Vacation | 42 | 5,782,536 | 1.05 | 137,679 | 647 | 83.01 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 3,434 | 445,736,929 | 80.92% | 129,801 | 612 | 80.04% |
| Planned Unit Developments (detached) | 280 | 41,188,125 | 7.48 | 147,100 | 617 | 81.88 |
| Two- to four- family units | 132 | 21,310,675 | 3.87 | 161,445 | 633 | 75.51 |
| Condo Low-Rise (less than 5 stories) | 132 | 18,647,204 | 3.39 | 141,267 | 621 | 79.20 |
| Manufactured Home | 156 | 13,762,524 | 2.50 | 88,221 | 624 | 75.69 |
| Planned Unit Developments (attached) | 48 | 7,119,840 | 1.29 | 148,330 | 606 | 77.10 |
| Townhouse | 31 | 2,482,822 | 0.45 | 80,091 | 614 | 77.60 |
| Condo Mid-Rise (5 to 8 stories) | 4 | 586,965 | 0.11 | 146,741 | 624 | 75.11 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,958 | $274,277,192 | 49.79% | $140,080 | 645 | 81.86% |
| AX | 1,031 | 124,615,025 | 22.62 | 120,868 | 603 | 79.98 |
| AM | 556 | 66,920,031 | 12.15 | 120,360 | 583 | 80.68 |
| B | 417 | 53,801,595 | 9.77 | 129,021 | 553 | 74.85 |
| C | 178 | 21,356,991 | 3.88 | 119,983 | 548 | 69.13 |
| CM | 77 | 9,864,249 | 1.79 | 128,107 | 536 | 65.03 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,448 | $163,736,780 | 29.73% | $113,078 | 613 | 80.25% |
| 12 Months | 271 | 43,353,694 | 7.87 | 159,977 | 614 | 79.01 |
| 24 Months | 1,856 | 265,022,572 | 48.11 | 142,792 | 613 | 79.64 |
| 36 Months | 629 | 77,508,771 | 14.07 | 123,225 | 616 | 79.88 |
| 60 Months | 3 | 167,376 | 0.03 | 55,792 | 640 | 78.61 |
| Other | 10 | 1,045,891 | 0.19 | 104,589 | 609 | 82.10 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,133 | $531,857,670 | 96.55% | $128,686 | 612 | 79.69% |
| 24 | 61 | 14,529,555 | 2.64 | 238,189 | 636 | 83.36 |
| 36 | 17 | 3,240,259 | 0.59 | 190,603 | 641 | 83.77 |
| 60 | 6 | 1,207,600 | 0.22 | 201,267 | 640 | 77.91 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.499 | 3 | 399,230 | 0.07 | 133,077 | 652 | 79.20 |
| 1.500 - 1.999 | 1 | 159,710 | 0.03 | 159,710 | 651 | 72.00 |
| 2.000 - 2.499 | 1 | 147,616 | 0.03 | 147,616 | 647 | 80.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.01 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 2 | 212,843 | 0.04 | 106,421 | 621 | 63.56 |
| 4.000 - 4.499 | 8 | 1,043,467 | 0.19 | 130,433 | 632 | 79.28 |
| 4.500 - 4.999 | 23 | 3,996,787 | 0.73 | 173,773 | 599 | 78.03 |
| 5.000 - 5.499 | 59 | 9,688,454 | 1.76 | 164,211 | 639 | 79.77 |
| 5.500 - 5.999 | 213 | 30,050,708 | 5.46 | 141,083 | 639 | 78.97 |
| 6.000 - 6.499 | 382 | 51,380,505 | 9.33 | 134,504 | 631 | 78.01 |
| 6.500 - 6.999 | 1,384 | 222,293,778 | 40.36 | 160,617 | 621 | 78.86 |
| 7.000 - 7.499 | 643 | 83,778,830 | 15.21 | 130,294 | 608 | 81.35 |
| 7.500 - 7.999 | 468 | 58,943,265 | 10.70 | 125,947 | 593 | 83.01 |
| 8.000 - 8.499 | 235 | 28,313,568 | 5.14 | 120,483 | 581 | 81.51 |
| 8.500 - 8.999 | 115 | 12,612,849 | 2.29 | 109,677 | 569 | 80.12 |
| 9.000 - 9.499 | 71 | 6,850,875 | 1.24 | 96,491 | 561 | 76.63 |
| 9.500 - 9.999 | 19 | 1,556,702 | 0.28 | 81,932 | 543 | 75.60 |
| 10.000 - 10.499 | 22 | 1,297,578 | 0.24 | 58,981 | 562 | 74.46 |
| 10.500 - 10.999 | 7 | 352,869 | 0.06 | 50,410 | 535 | 68.23 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 10.000 - 10.999 | 1 | 63,511 | 0.01 | 63,511 | 549 | 70.00 |
| 11.000 - 11.999 | 44 | 5,867,393 | 1.07 | 133,350 | 651 | 74.19 |
| 12.000 - 12.999 | 619 | 91,266,897 | 16.57 | 147,442 | 630 | 77.65 |
| 13.000 - 13.999 | 1,480 | 223,884,965 | 40.64 | 151,274 | 621 | 79.99 |
| 14.000 - 14.999 | 1,077 | 145,140,660 | 26.35 | 134,764 | 601 | 81.03 |
| 15.000 - 15.999 | 348 | 39,732,592 | 7.21 | 114,174 | 578 | 80.47 |
| 16.000 - 16.999 | 68 | 5,927,131 | 1.08 | 87,164 | 561 | 76.59 |
| 17.000 - 17.999 | 14 | 755,500 | 0.14 | 53,964 | 552 | 73.23 |
| 18.000 - 18.999 | 2 | 113,766 | 0.02 | 56,883 | 552 | 72.63 |
| 19.000 - 19.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| 20.000 - 20.999 | 1 | 154,102 | 0.03 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 2 | 164,324 | 0.03 | 82,162 | 563 | 71.33 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.999 | 4 | 558,940 | 0.10 | 139,735 | 652 | 77.15 |
| 2.000 - 2.999 | 2 | 212,243 | 0.04 | 106,122 | 627 | 70.87 |
| 4.000 - 4.999 | 4 | 774,313 | 0.14 | 193,578 | 618 | 79.09 |
| 5.000 - 5.999 | 74 | 10,841,849 | 1.97 | 146,511 | 630 | 74.72 |
| 6.000 - 6.999 | 1,237 | 200,632,317 | 36.42 | 162,193 | 635 | 78.14 |
| 7.000 - 7.999 | 1,583 | 213,625,757 | 38.78 | 134,950 | 605 | 81.20 |
| 8.000 - 8.999 | 560 | 68,364,547 | 12.41 | 122,080 | 583 | 81.75 |
| 9.000 - 9.999 | 149 | 15,603,193 | 2.83 | 104,719 | 567 | 77.69 |
| 10.000 - 10.999 | 35 | 2,073,739 | 0.38 | 59,250 | 553 | 74.22 |
| 11.000 - 11.999 | 8 | 383,943 | 0.07 | 47,993 | 537 | 67.22 |
| 12.000 - 12.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 2005 March | 1 | 291,515 | 0.05 | 291,515 | 758 | 80.00 |
| 2005 September | 1 | 319,535 | 0.06 | 319,535 | 576 | 80.00 |
| 2006 April | 11 | 1,123,687 | 0.20 | 102,153 | 597 | 71.61 |
| 2006 May | 61 | 8,080,881 | 1.47 | 132,473 | 625 | 78.13 |
| 2006 June | 115 | 15,181,021 | 2.76 | 132,009 | 611 | 76.06 |
| 2006 July | 74 | 10,627,090 | 1.93 | 143,609 | 614 | 74.46 |
| 2006 August | 145 | 22,702,644 | 4.12 | 156,570 | 614 | 79.21 |
| 2006 September | 911 | 152,035,347 | 27.6 | 166,888 | 620 | 78.99 |
| 2006 October | 1,265 | 160,289,937 | 29.10 | 126,711 | 609 | 81.09 |
| 2006 November | 505 | 67,281,628 | 12.21 | 133,231 | 602 | 81.10 |
| 2007 April | 1 | 159,427 | 0.03 | 159,427 | 616 | 75.00 |
| 2007 May | 12 | 1,421,455 | 0.26 | 118,455 | 626 | 75.06 |
| 2007 June | 55 | 6,674,440 | 1.21 | 121,353 | 637 | 75.73 |
| 2007 July | 22 | 2,955,463 | 0.54 | 134,339 | 631 | 79.47 |
| 2007 August | 24 | 3,605,855 | 0.65 | 150,244 | 634 | 78.12 |
| 2007 September | 87 | 13,809,054 | 2.51 | 158,725 | 631 | 78.09 |
| 2007 October | 157 | 19,728,278 | 3.58 | 125,658 | 616 | 81.03 |
| 2007 November | 210 | 26,857,003 | 4.88 | 127,890 | 606 | 80.18 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Group I Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,971.75 | | |
| Number of Mortgage Loans | 1,982 | | |
| | | | |
| Average Current Principal Balance | $138,959.62 | $10,000.00 | $650,000.00 |
| (1) Weighted Average Original Loan-to-Value | 79.25% | 7.00% | 95.00% |
| (1) Weighted Average Mortgage Rate | 7.33% | 5.15% | 12.38% |
| (1) Weighted Average Net Mortgage Rate | 6.82% | 4.57% | 11.80% |
| (1) Weighted Average Note Margin | 7.00% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.77% | 11.25% | 21.13% |
| (1) Weighted Average Minimum Mortgage Rate | 7.31% | 1.00% | 11.50% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 10 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 357 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 614 | 476 | 805 |

(1) Weighted Average reflected in Total.
(2) 99.89% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.64% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 79.33% |
| | Planned Unit Developments (detached) | 7.19 |
| | Manufactured Home | 5.00 |
| | Two- to four- family units | 3.65 |
| | Planned Unit Developments (attached) | 1.00 |
| | Townhouse | 0.37 |
| | Condo Mid-Rise (5 to 8 stories) | 0.19 |
| | Condo Low-Rise (less than 5 stories) | 3.26 |
| Occupancy Status | Primary Residence | 95.71% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 0.90 |
| Documentation Type | Full Documentation | 74.21% |
| | Reduced Documentation | 25.79 |
| Loans with Prepayment Penalties | | 71.13% |
| Loans serviced by Homecomings(3) | | 100.00% |

### Group I Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 13 | $1,481,644 | 0.54% | $113,973 | 68.32% |
| 500 - 519 | 35 | 3,786,061 | 1.37 | 108,173 | 72.58 |
| 520 - 539 | 87 | 10,811,402 | 3.93 | 124,269 | 70.57 |
| 540 - 559 | 182 | 22,524,833 | 8.18 | 123,763 | 74.61 |
| 560 - 579 | 228 | 30,645,022 | 11.13 | 134,408 | 78.72 |
| 580 - 599 | 268 | 35,283,705 | 12.81 | 131,656 | 79.43 |
| 600 - 619 | 337 | 50,472,557 | 18.33 | 149,770 | 81.42 |
| 620 - 639 | 310 | 43,066,353 | 15.64 | 138,924 | 80.63 |
| 640 - 659 | 221 | 33,843,701 | 12.29 | 153,139 | 79.78 |
| 660 - 679 | 133 | 19,473,172 | 7.07 | 146,415 | 80.12 |
| 680 - 699 | 61 | 9,193,303 | 3.34 | 150,710 | 80.18 |
| 700 - 719 | 34 | 4,390,808 | 1.59 | 129,141 | 83.39 |
| 720 - 739 | 24 | 3,346,537 | 1.22 | 139,439 | 82.87 |
| 740 - 759 | 20 | 3,261,274 | 1.18 | 163,064 | 82.06 |
| 760 >= | 24 | 3,527,122 | 1.28 | 146,963 | 79.91 |
| **Total:** | **1,977** | **$275,107,495** | **99.89%** | **$139,154** | **79.26%** |
| Not available* | 5 | $310,477 | 0.11% | $62,095 | 64.20% |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **79.25%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

### Group I Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 777 | $56,942,369 | 20.67% | $73,285 | 609 | 77.11% |
| 100,001 - 200,000 | 853 | 119,356,484 | 43.34 | 139,926 | 611 | 79.65 |
| 200,001 - 300,000 | 239 | 57,904,661 | 21.02 | 242,279 | 624 | 79.16 |
| 300,001 - 400,000 | 98 | 34,454,125 | 12.51 | 351,573 | 615 | 81.10 |
| 400,001 - 500,000 | 14 | 6,110,334 | 2.22 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.24 | 650,000 | 752 | 75.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.000 - 5.499 | 53 | 9,379,502 | 3.41 | 176,972 | 634 | 74.69 |
| 5.500 - 5.999 | 169 | 30,328,380 | 11.01 | 179,458 | 639 | 77.25 |
| 6.000 - 6.499 | 412 | 66,569,070 | 24.17 | 161,575 | 631 | 78.27 |
| 6.500 - 6.999 | 456 | 64,085,520 | 23.27 | 140,538 | 618 | 80.98 |
| 7.000 - 7.499 | 397 | 50,663,934 | 18.40 | 127,617 | 602 | 80.54 |
| 7.500 - 7.999 | 223 | 28,468,181 | 10.34 | 127,660 | 588 | 81.24 |
| 8.000 - 8.499 | 143 | 15,088,173 | 5.48 | 105,512 | 586 | 78.40 |
| 8.500 - 8.999 | 57 | 5,423,047 | 1.97 | 95,141 | 576 | 75.72 |
| 9.000 - 9.499 | 34 | 3,005,736 | 1.09 | 88,404 | 555 | 75.35 |
| 9.500 - 9.999 | 14 | 724,832 | 0.26 | 51,774 | 541 | 68.65 |
| 10.000 - 10.499 | 14 | 749,244 | 0.27 | 53,517 | 551 | 71.35 |
| 10.500 - 10.999 | 2 | 126,605 | 0.05 | 63,303 | 544 | 70.00 |
| 11.500 - 11.999 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.500 - 5.999 | 53 | 9,429,626 | 3.42 | 177,917 | 643 | 76.07 |
| 6.000 - 6.499 | 148 | 26,708,559 | 9.70 | 180,463 | 643 | 77.02 |
| 6.500 - 6.999 | 434 | 71,028,537 | 25.79 | 163,660 | 633 | 78.44 |
| 7.000 - 7.499 | 395 | 54,495,240 | 19.79 | 137,963 | 619 | 80.62 |
| 7.500 - 7.999 | 442 | 58,571,787 | 21.27 | 132,515 | 601 | 80.63 |
| 8.000 - 8.499 | 210 | 25,346,544 | 9.20 | 120,698 | 587 | 81.75 |
| 8.500 - 8.999 | 163 | 18,032,898 | 6.55 | 110,631 | 581 | 78.71 |
| 9.000 - 9.499 | 56 | 5,699,397 | 2.07 | 101,775 | 571 | 74.60 |
| 9.500 - 9.999 | 41 | 3,584,693 | 1.30 | 87,432 | 554 | 75.73 |
| 10.000 - 10.499 | 10 | 543,587 | 0.20 | 54,359 | 545 | 70.88 |
| 10.500 - 10.999 | 18 | 956,636 | 0.35 | 53,146 | 547 | 68.31 |
| 11.000 - 11.499 | 3 | 160,891 | 0.06 | 53,630 | 551 | 70.11 |
| 11.500 - 11.999 | 1 | 53,830 | 0.02 | 53,830 | 538 | 70.00 |
| 12.000 - 12.499 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 76 | $7,806,419 | 2.83% | $102,716 | 592 |
| 50.01 - 55.00 | 32 | 4,700,090 | 1.71 | 146,878 | 601 |
| 55.01 - 60.00 | 63 | 6,912,762 | 2.51 | 109,726 | 586 |
| 60.01 - 65.00 | 79 | 11,083,605 | 4.02 | 140,299 | 592 |
| 65.01 - 70.00 | 119 | 14,431,101 | 5.24 | 121,270 | 584 |
| 70.01 - 75.00 | 197 | 25,765,719 | 9.36 | 130,790 | 605 |
| 75.01 - 80.00 | 723 | 101,569,172 | 36.88 | 140,483 | 625 |
| 80.01 - 85.00 | 275 | 39,466,405 | 14.33 | 143,514 | 609 |
| 85.01 - 90.00 | 319 | 49,711,504 | 18.05 | 155,835 | 616 |
| 90.01 - 95.00 | 99 | 13,971,195 | 5.07 | 141,123 | 635 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** |

## Group I Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,215 | $171,941,903 | 62.43% | $141,516 | 605 | 77.82% |
| Purchase | 662 | 89,775,443 | 32.60 | 135,612 | 630 | 81.94 |
| Rate/Term refinance | 105 | 13,700,626 | 4.97 | 130,482 | 620 | 79.51 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,527 | $204,398,269 | 74.21% | $133,856 | 606 | 80.65% |
| Reduced Documentation | 455 | 71,019,703 | 25.79 | 156,087 | 638 | 75.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 56 | $5,834,844 | 2.12% | $104,194 | 601 | 82.42% |
| Alaska | 2 | 237,400 | 0.09 | 118,700 | 605 | 87.92 |
| Arizona | 52 | 6,722,540 | 2.44 | 129,280 | 626 | 79.52 |
| Arkansas | 11 | 966,836 | 0.35 | 87,894 | 609 | 83.18 |
| California | 214 | 47,847,901 | 17.37 | 223,588 | 618 | 76.08 |
| Colorado | 34 | 5,323,800 | 1.93 | 156,582 | 619 | 78.93 |
| Connecticut | 10 | 2,160,617 | 0.78 | 216,062 | 633 | 77.40 |
| Delaware | 5 | 592,864 | 0.22 | 118,573 | 576 | 70.13 |
| Florida | 205 | 26,054,794 | 9.46 | 127,097 | 615 | 79.99 |
| Georgia | 83 | 10,093,055 | 3.66 | 121,603 | 615 | 81.05 |
| Idaho | 4 | 335,446 | 0.12 | 83,862 | 626 | 73.53 |
| Illinois | 98 | 15,090,200 | 5.48 | 153,982 | 617 | 80.16 |
| Indiana | 52 | 4,888,901 | 1.78 | 94,017 | 607 | 82.54 |
| Iowa | 13 | 1,022,745 | 0.37 | 78,673 | 620 | 80.74 |
| Kansas | 18 | 1,881,521 | 0.68 | 104,529 | 630 | 81.46 |
| Kentucky | 18 | 1,499,728 | 0.54 | 83,318 | 605 | 83.27 |
| Louisiana | 31 | 3,311,074 | 1.20 | 106,809 | 599 | 80.58 |
| Maine | 3 | 327,707 | 0.12 | 109,236 | 626 | 69.97 |
| Maryland | 32 | 6,813,869 | 2.47 | 212,933 | 614 | 81.76 |
| Massachusetts | 21 | 4,583,619 | 1.66 | 218,268 | 629 | 73.96 |
| Michigan | 174 | 21,099,191 | 7.66 | 121,260 | 604 | 81.39 |
| Minnesota | 53 | 8,916,241 | 3.24 | 168,231 | 625 | 77.03 |
| Mississippi | 16 | 1,831,921 | 0.67 | 114,495 | 599 | 83.46 |
| Missouri | 64 | 6,767,819 | 2.46 | 105,747 | 609 | 80.96 |
| Montana | 2 | 148,754 | 0.05 | 74,377 | 635 | 82.74 |
| Nebraska | 7 | 539,233 | 0.20 | 77,033 | 637 | 85.21 |
| Nevada | 28 | 4,949,207 | 1.80 | 176,757 | 607 | 75.39 |
| New Hampshire | 6 | 1,178,278 | 0.43 | 196,380 | 662 | 82.39 |
| New Jersey | 38 | 7,236,986 | 2.63 | 190,447 | 621 | 79.02 |
| New Mexico | 9 | 874,264 | 0.32 | 97,140 | 588 | 77.44 |
| New York | 26 | 5,678,832 | 2.06 | 218,417 | 615 | 77.70 |
| North Carolina | 33 | 3,774,762 | 1.37 | 114,387 | 593 | 75.55 |
| North Dakota | 2 | 154,981 | 0.06 | 77,491 | 661 | 75.81 |
| Ohio | 65 | 7,019,074 | 2.55 | 107,986 | 606 | 82.99 |
| Oklahoma | 22 | 1,783,926 | 0.65 | 81,088 | 609 | 80.95 |
| Oregon | 21 | 3,107,083 | 1.13 | 147,956 | 631 | 77.51 |
| Pennsylvania | 35 | 4,172,423 | 1.51 | 119,212 | 601 | 80.84 |
| Rhode Island | 9 | 1,597,297 | 0.58 | 177,477 | 615 | 66.62 |
| South Carolina | 32 | 3,136,721 | 1.14 | 98,023 | 608 | 80.59 |
| South Dakota | 5 | 508,372 | 0.18 | 101,674 | 598 | 76.24 |
| Tennessee | 39 | 3,201,413 | 1.16 | 82,088 | 617 | 78.87 |
| Texas | 134 | 14,350,092 | 5.21 | 107,090 | 614 | 80.70 |
| Utah | 16 | 2,046,344 | 0.74 | 127,897 | 629 | 81.83 |
| Vermont | 1 | 69,903 | 0.03 | 69,903 | 555 | 30.00 |
| Virginia | 63 | 10,314,907 | 3.75 | 163,729 | 607 | 79.58 |
| Washington | 32 | 4,910,659 | 1.78 | 153,458 | 619 | 82.04 |
| West Virginia | 4 | 390,625 | 0.14 | 97,656 | 588 | 86.55 |
| Wisconsin | 79 | 9,412,160 | 3.42 | 119,141 | 618 | 80.42 |
| Wyoming | 1 | 96,000 | 0.03 | 96,000 | 576 | 80.00 |
| Washington DC | 4 | 561,045 | 0.20 | 140,261 | 559 | 66.42 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 1,865 | $263,614,378 | 95.71% | $141,348 | 613 | 79.42% |
| Non Owner Occupied | 98 | 9,336,871 | 3.39 | 95,274 | 641 | 73.83 |
| Second/Vacation | 19 | 2,466,723 | 0.90 | 129,828 | 655 | 80.88 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 1,553 | $218,496,291 | 79.33% | $140,693 | 612 | 79.51% |
| Planned Unit Developments (detached) | 117 | 19,794,857 | 7.19 | 169,187 | 619 | 81.08 |
| Manufactured Home | 156 | 13,762,524 | 5.00 | 88,221 | 624 | 75.69 |
| Two- to four- family units | 61 | 10,056,758 | 3.65 | 164,865 | 641 | 76.16 |
| Planned Unit Developments (attached) | 19 | 2,761,545 | 1.00 | 145,344 | 601 | 74.13 |
| Townhouse | 13 | 1,026,485 | 0.37 | 78,960 | 614 | 71.58 |
| Condo Mid-Rise (5 to 8 stories) | 3 | 528,562 | 0.19 | 176,187 | 622 | 73.46 |
| Condo Low-Rise (less than 5 stories) | 60 | 8,990,951 | 3.26 | 149,849 | 613 | 80.53 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 941 | $137,910,673 | 50.07% | $146,558 | 647 | 81.27% |
| AX | 474 | 64,374,666 | 23.37 | 135,812 | 601 | 79.41 |
| AM | 239 | 31,443,428 | 11.42 | 131,562 | 583 | 79.90 |
| B | 197 | 27,083,965 | 9.83 | 137,482 | 553 | 74.60 |
| C | 84 | 9,341,336 | 3.39 | 111,206 | 548 | 69.22 |
| CM | 47 | 5,263,904 | 1.91 | 111,998 | 535 | 62.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

## Group I Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 602 | $79,503,401 | 28.87% | $132,065 | 615 | 79.03% |
| 12 Months | 133 | 21,407,625 | 7.77 | 160,960 | 615 | 79.21 |
| 24 Months | 908 | 132,683,559 | 48.18 | 146,127 | 614 | 79.45 |
| 36 Months | 330 | 40,955,376 | 14.87 | 124,107 | 612 | 79.04 |
| 60 Months | 3 | 167,376 | 0.06 | 55,792 | 640 | 78.61 |
| Other | 6 | 700,635 | 0.25 | 116,773 | 613 | 79.21 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

## Group I IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,938 | $263,361,982 | 95.62% | $135,894 | 613 | 79.14% |
| 24 | 32 | 9,292,301 | 3.37 | 290,384 | 640 | 81.32 |
| 36 | 8 | 1,937,289 | 0.70 | 242,161 | 637 | 83.97 |
| 60 | 4 | 826,400 | 0.30 | 206,600 | 618 | 78.43 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.499 | 1 | 114,026 | 0.04 | 114,026 | 657 | 88.00 |
| 1.500 - 1.999 | 1 | 159,710 | 0.06 | 159,710 | 651 | 72.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 1 | 100,000 | 0.04 | 100,000 | 637 | 45.00 |
| 4.000 - 4.499 | 3 | 287,747 | 0.10 | 95,916 | 591 | 80.00 |
| 4.500 - 4.999 | 16 | 2,974,008 | 1.08 | 185,875 | 598 | 76.74 |
| 5.000 - 5.499 | 29 | 5,059,019 | 1.84 | 174,449 | 650 | 80.44 |
| 5.500 - 5.999 | 98 | 13,748,511 | 4.99 | 140,291 | 632 | 78.40 |
| 6.000 - 6.499 | 183 | 25,066,030 | 9.10 | 136,973 | 637 | 76.06 |
| 6.500 - 6.999 | 646 | 109,158,022 | 39.63 | 168,975 | 623 | 78.92 |
| 7.000 - 7.499 | 344 | 45,480,810 | 16.51 | 132,212 | 607 | 81.13 |
| 7.500 - 7.999 | 243 | 30,453,847 | 11.06 | 125,324 | 593 | 82.73 |
| 8.000 - 8.499 | 106 | 13,790,804 | 5.01 | 130,102 | 583 | 81.24 |
| 8.500 - 8.999 | 59 | 6,040,246 | 2.19 | 102,377 | 568 | 76.15 |
| 9.000 - 9.499 | 37 | 3,739,457 | 1.36 | 101,066 | 563 | 76.23 |
| 9.500 - 9.999 | 8 | 616,624 | 0.22 | 77,078 | 535 | 67.97 |
| 10.000 - 10.499 | 14 | 811,292 | 0.29 | 57,949 | 549 | 71.85 |
| 10.500 - 10.999 | 4 | 238,628 | 0.09 | 59,657 | 537 | 70.31 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 11.000 - 11.999 | 26 | 3,531,186 | 1.28 | 135,815 | 653 | 73.17 |
| 12.000 - 12.999 | 328 | 49,577,339 | 18.00 | 151,150 | 632 | 77.23 |
| 13.000 - 13.999 | 710 | 110,045,546 | 39.96 | 154,994 | 621 | 80.05 |
| 14.000 - 14.999 | 514 | 71,158,677 | 25.84 | 138,441 | 602 | 80.23 |
| 15.000 - 15.999 | 171 | 20,186,418 | 7.33 | 118,049 | 578 | 80.41 |
| 16.000 - 16.999 | 35 | 2,707,893 | 0.98 | 77,368 | 566 | 73.24 |
| 17.000 - 17.999 | 6 | 348,863 | 0.13 | 58,144 | 549 | 72.98 |
| 18.000 - 18.999 | 2 | 113,766 | 0.04 | 56,883 | 552 | 72.63 |
| 20.000 - 20.999 | 1 | 154,102 | 0.06 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 1 | 79,620 | 0.03 | 79,620 | 584 | 77.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.999 | 2 | 273,736 | 0.10 | 136,868 | 653 | 78.66 |
| 2.000 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 4.000 - 4.999 | 1 | 404,651 | 0.15 | 404,651 | 622 | 76.00 |
| 5.000 - 5.999 | 43 | 6,010,677 | 2.18 | 139,783 | 627 | 74.27 |
| 6.000 - 6.999 | 591 | 100,797,825 | 36.60 | 170,555 | 637 | 77.86 |
| 7.000 - 7.999 | 790 | 107,371,532 | 38.98 | 135,913 | 605 | 81.01 |
| 8.000 - 8.999 | 266 | 33,757,037 | 12.26 | 126,906 | 583 | 81.23 |
| 9.000 - 9.999 | 76 | 7,879,378 | 2.86 | 103,676 | 567 | 75.28 |
| 10.000 - 10.999 | 20 | 1,129,226 | 0.41 | 56,461 | 545 | 71.16 |
| 11.000 - 11.999 | 4 | 214,721 | 0.08 | 53,680 | 548 | 70.08 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 2005 September | 1 | 319,535 | 0.12 | 319,535 | 576 | 80.00 |
| 2006 April | 9 | 972,887 | 0.35 | 108,099 | 601 | 71.57 |
| 2006 May | 29 | 3,592,662 | 1.30 | 123,885 | 609 | 77.05 |
| 2006 June | 59 | 7,733,657 | 2.81 | 131,079 | 613 | 75.95 |
| 2006 July | 38 | 5,737,579 | 2.08 | 150,989 | 628 | 71.35 |
| 2006 August | 56 | 9,228,668 | 3.35 | 164,798 | 619 | 79.37 |
| 2006 September | 454 | 78,692,136 | 28.57 | 173,331 | 622 | 79.12 |
| 2006 October | 614 | 79,028,905 | 28.69 | 128,712 | 609 | 79.87 |
| 2006 November | 260 | 34,856,476 | 12.66 | 134,063 | 600 | 81.15 |
| 2007 May | 4 | 433,187 | 0.16 | 108,297 | 610 | 78.12 |
| 2007 June | 22 | 2,871,263 | 1.04 | 130,512 | 639 | 76.93 |
| 2007 July | 11 | 1,221,904 | 0.44 | 111,082 | 628 | 77.79 |
| 2007 August | 13 | 2,279,876 | 0.83 | 175,375 | 630 | 80.12 |
| 2007 September | 40 | 6,529,481 | 2.37 | 163,237 | 632 | 80.68 |
| 2007 October | 78 | 9,837,193 | 3.57 | 126,118 | 615 | 80.48 |
| 2007 November | 106 | 14,567,999 | 5.29 | 137,434 | 609 | 79.57 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# Group II Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,111.88 | | |
| Number of Mortgage Loans | 2,235 | | |
| Average Current Principal Balance | $123,229.13 | $9,989.64 | $378,803.46 |
| [(1)] [(4)] Weighted Average Original Loan-to-Value | 80.37% | 17.00% | 100.00% |
| [(1)] Weighted Average Mortgage Rate | 7.45% | 4.90% | 13.99% |
| [(1)] Weighted Average Net Mortgage Rate | 6.93% | 4.37% | 13.41% |
| [(1)] Weighted Average Note Margin | 6.99% | 1.13% | 10.75% |
| [(1)] Weighted Average Maximum Mortgage Rate | 13.85% | 10.55% | 21.75% |
| [(1)] Weighted Average Minimum Mortgage Rate | 7.33% | 1.13% | 12.25% |
| [(1)] Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| [(1)] Weighted Average Remaining Term to Stated Maturity (months) | 356 | 176 | 360 |
| [(1)] [(2)] Weighted Average Credit Score | 613 | 472 | 826 |

[(1)] Weighted Average reflected in Total.
[(2)] 99.93% of the Group II Loans have Credit Scores.
[(3)] Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
[(4)] With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 92.67% |
| Lien | First | 98.40% |
| Property Type | Single-family detached | 82.51% |
| | Planned Unit Developments (detached) | 7.77 |
| | Two- to four- family units | 4.09 |
| | Planned Unit Developments (attached) | 1.58 |
| | Townhouse | 0.53 |
| | Condo Low-Rise (less than 5 stories) | 3.51 |
| | Condo Mid-Rise (5 to 8 stories) | 0.02 |
| Occupancy Status | Primary Residence | 95.41% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.20 |
| Documentation Type | Full Documentation | 73.02% |
| | Reduced Documentation | 26.98 |
| Loans with Prepayment Penalties | | 69.42% |
| Loans serviced by Homecomings[(3)] | | 100.00% |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 12 | 1,267,021 | 0.46 | 105,585 | 60.56% |
| 500 - 519 | 30 | 3,469,210 | 1.26 | 115,640 | 74.72 |
| 520 - 539 | 100 | 12,439,305 | 4.52 | 124,393 | 71.46 |
| 540 - 559 | 182 | 23,034,062 | 8.36 | 126,561 | 75.93 |
| 560 - 579 | 252 | 30,263,384 | 10.99 | 120,093 | 79.31 |
| 580 - 599 | 368 | 35,204,304 | 12.78 | 95,664 | 80.42 |
| 600 - 619 | 460 | 52,588,967 | 19.09 | 114,324 | 82.36 |
| 620 - 639 | 322 | 44,688,560 | 16.23 | 138,784 | 82.95 |
| 640 - 659 | 228 | 30,227,342 | 10.98 | 132,576 | 81.39 |
| 660 - 679 | 113 | 16,728,059 | 6.07 | 148,036 | 80.95 |
| 680 - 699 | 75 | 11,571,971 | 4.20 | 154,293 | 82.00 |
| 700 - 719 | 46 | 7,024,338 | 2.55 | 152,703 | 81.70 |
| 720 - 739 | 20 | 3,276,513 | 1.19 | 163,826 | 81.26 |
| 740 - 759 | 12 | 1,744,705 | 0.63 | 145,392 | 79.95 |
| 760 >= | 12 | 1,699,910 | 0.62 | 141,659 | 79.22 |
| **Subtotal with Credit Scores** | **2,232** | **$275,227,652** | **99.93%** | **$123,310** | **80.37%** |
| Not available* | 3 | $189,460 | 0.07% | $63,153 | 78.42% |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **80.37%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 972 | $60,718,759 | 22.05% | $62,468 | 604 | 79.85% |
| 100,001 – 200,000 | 929 | 131,583,802 | 47.78 | 141,640 | 612 | 80.24 |
| 200,001 – 300,000 | 309 | 75,089,595 | 27.26 | 243,008 | 619 | 80.47 |
| 300,001 – 400,000 | 25 | 8,024,956 | 2.91 | 320,998 | 620 | 85.61 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 – 4.499 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 4.500 – 4.999 | 3 | 523,414 | 0.19 | 174,471 | 602 | 80.00 |
| 5.000 – 5.499 | 36 | 5,818,305 | 2.11 | 161,620 | 642 | 73.35 |
| 5.500 – 5.999 | 157 | 25,638,154 | 9.31 | 163,300 | 637 | 77.26 |
| 6.000 – 6.499 | 452 | 68,554,917 | 24.89 | 151,670 | 626 | 78.85 |
| 6.500 – 6.999 | 449 | 61,664,175 | 22.39 | 137,337 | 621 | 80.48 |
| 7.000 – 7.499 | 419 | 55,414,633 | 20.12 | 132,254 | 601 | 81.84 |
| 7.500 – 7.999 | 241 | 27,249,607 | 9.89 | 113,069 | 590 | 81.92 |
| 8.000 – 8.499 | 156 | 16,741,577 | 6.08 | 107,318 | 581 | 81.08 |
| 8.500 – 8.999 | 62 | 5,200,044 | 1.89 | 83,872 | 578 | 83.45 |
| 9.000 – 9.499 | 29 | 2,842,563 | 1.03 | 98,019 | 560 | 79.54 |
| 9.500 – 9.999 | 14 | 692,040 | 0.25 | 49,431 | 567 | 77.07 |
| 10.000 – 10.499 | 8 | 486,626 | 0.18 | 60,828 | 559 | 72.13 |
| 10.500 – 10.999 | 10 | 296,875 | 0.11 | 29,688 | 556 | 79.01 |
| 11.000 – 11.499 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 11.500 – 11.999 | 7 | 259,259 | 0.09 | 37,037 | 588 | 91.50 |
| 12.000 – 12.499 | 4 | 104,081 | 0.04 | 26,020 | 607 | 100.00 |
| 12.500 – 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 – 13.499 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 – 4.999 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 5.000 – 5.499 | 2 | 410,386 | 0.15 | 205,193 | 596 | 80.00 |
| 5.500 – 5.999 | 37 | 5,693,103 | 2.07 | 153,868 | 649 | 74.39 |
| 6.000 – 6.499 | 136 | 21,861,700 | 7.94 | 160,748 | 642 | 78.09 |
| 6.500 – 6.999 | 490 | 76,143,699 | 27.65 | 155,395 | 631 | 78.82 |
| 7.000 – 7.499 | 396 | 52,955,677 | 19.23 | 133,726 | 619 | 80.20 |
| 7.500 – 7.999 | 456 | 60,191,721 | 21.85 | 131,999 | 599 | 81.54 |
| 8.000 – 8.499 | 216 | 24,797,205 | 9.00 | 114,802 | 587 | 82.74 |
| 8.500 – 8.999 | 169 | 18,439,733 | 6.70 | 109,111 | 581 | 80.59 |
| 9.000 – 9.499 | 66 | 5,755,288 | 2.09 | 87,201 | 571 | 82.11 |
| 9.500 – 9.999 | 35 | 3,296,698 | 1.20 | 94,191 | 559 | 79.37 |
| 10.000 – 10.499 | 12 | 688,660 | 0.25 | 57,388 | 560 | 78.27 |
| 10.500 – 10.999 | 10 | 537,205 | 0.20 | 53,720 | 567 | 75.56 |
| 11.000 – 11.499 | 11 | 351,856 | 0.13 | 31,987 | 548 | 76.51 |
| 11.500 – 11.999 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 12.000 – 12.499 | 3 | 121,964 | 0.04 | 40,655 | 562 | 81.94 |
| 12.500 – 12.999 | 8 | 241,376 | 0.09 | 30,172 | 609 | 100.00 |
| 13.000 – 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 – 13.999 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 – 50.00 | 58 | $5,873,146 | 2.13% | $101,261 | 585 |
| 50.01 – 55.00 | 29 | 3,385,474 | 1.23 | 116,740 | 597 |
| 55.01 – 60.00 | 57 | 6,300,695 | 2.29 | 110,539 | 579 |
| 60.01 – 65.00 | 69 | 9,833,956 | 3.57 | 142,521 | 588 |
| 65.01 – 70.00 | 118 | 15,287,491 | 5.55 | 129,555 | 584 |
| 70.01 – 75.00 | 163 | 20,795,038 | 7.55 | 127,577 | 598 |
| 75.01 – 80.00 | 747 | 101,319,463 | 36.79 | 135,635 | 625 |
| 80.01 – 85.00 | 289 | 38,617,037 | 14.02 | 133,623 | 609 |
| 85.01 – 90.00 | 349 | 50,541,257 | 18.35 | 144,817 | 610 |
| 90.01 – 95.00 | 154 | 19,253,160 | 6.99 | 125,021 | 638 |
| 95.01 – 100.00 | 202 | 4,210,394 | 1.53 | 20,844 | 600 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 52 | $4,905,487 | 1.78% | $94,336 | 592 | 84.86% |
| Arizona | 56 | 7,032,460 | 2.55 | 125,580 | 627 | 82.37 |
| Arkansas | 9 | 897,687 | 0.33 | 99,743 | 607 | 88.68 |
| California | 164 | 33,419,886 | 12.13 | 203,780 | 609 | 76.35 |
| Colorado | 45 | 5,536,667 | 2.01 | 123,037 | 612 | 81.30 |
| Connecticut | 22 | 3,781,632 | 1.37 | 171,892 | 626 | 76.53 |
| Delaware | 1 | 51,219 | 0.02 | 51,219 | 635 | 90.00 |
| Florida | 205 | 26,619,067 | 9.67 | 129,849 | 607 | 79.77 |
| Georgia | 96 | 11,837,229 | 4.30 | 123,304 | 611 | 83.97 |
| Hawaii | 2 | 253,411 | 0.09 | 126,705 | 644 | 81.74 |
| Idaho | 8 | 1,043,251 | 0.38 | 130,406 | 628 | 81.13 |
| Illinois | 129 | 16,816,779 | 6.11 | 130,363 | 614 | 79.61 |
| Indiana | 60 | 4,496,752 | 1.63 | 74,946 | 601 | 81.31 |
| Iowa | 17 | 1,677,685 | 0.61 | 98,687 | 620 | 84.44 |
| Kansas | 31 | 3,132,603 | 1.14 | 101,052 | 619 | 81.67 |
| Kentucky | 31 | 2,368,424 | 0.86 | 76,401 | 603 | 81.66 |
| Louisiana | 44 | 3,362,212 | 1.22 | 76,414 | 590 | 81.47 |
| Maine | 1 | 265,142 | 0.10 | 265,142 | 568 | 90.00 |
| Maryland | 47 | 6,799,988 | 2.47 | 144,681 | 623 | 77.62 |
| Massachusetts | 25 | 4,984,295 | 1.81 | 199,372 | 619 | 74.79 |
| Michigan | 151 | 16,744,813 | 6.08 | 110,893 | 613 | 82.62 |
| Minnesota | 69 | 10,201,862 | 3.70 | 147,853 | 622 | 79.49 |
| Mississippi | 11 | 1,132,625 | 0.41 | 102,966 | 590 | 82.92 |
| Missouri | 83 | 8,199,899 | 2.98 | 98,794 | 617 | 84.00 |
| Montana | 2 | 346,792 | 0.13 | 173,396 | 620 | 83.44 |
| Nebraska | 5 | 482,714 | 0.18 | 96,543 | 639 | 81.12 |
| Nevada | 44 | 7,896,925 | 2.87 | 179,476 | 624 | 79.29 |
| New Hampshire | 4 | 676,139 | 0.25 | 169,035 | 618 | 72.49 |
| New Jersey | 30 | 5,913,374 | 2.15 | 197,112 | 617 | 80.16 |
| New Mexico | 8 | 790,325 | 0.29 | 98,791 | 602 | 78.01 |
| New York | 37 | 7,228,641 | 2.62 | 195,369 | 630 | 71.89 |
| North Carolina | 46 | 5,059,813 | 1.84 | 109,996 | 602 | 79.15 |
| Ohio | 73 | 6,465,489 | 2.35 | 88,568 | 619 | 84.65 |
| Oklahoma | 31 | 2,668,780 | 0.97 | 86,090 | 610 | 83.23 |
| Oregon | 15 | 1,883,554 | 0.68 | 125,570 | 613 | 85.98 |
| Pennsylvania | 31 | 3,144,585 | 1.14 | 101,438 | 606 | 81.03 |
| Rhode Island | 9 | 1,217,270 | 0.44 | 135,252 | 624 | 71.33 |
| South Carolina | 30 | 3,425,357 | 1.24 | 114,179 | 607 | 84.80 |
| South Dakota | 1 | 106,234 | 0.04 | 106,234 | 623 | 95.00 |
| Tennessee | 46 | 4,402,495 | 1.60 | 95,706 | 612 | 85.25 |
| Texas | 186 | 13,286,259 | 4.82 | 71,432 | 612 | 82.87 |
| Utah | 20 | 1,630,781 | 0.59 | 81,539 | 623 | 83.54 |
| Virginia | 89 | 11,553,595 | 4.19 | 129,816 | 611 | 79.35 |
| Washington | 43 | 7,146,648 | 2.59 | 166,201 | 612 | 82.90 |
| West Virginia | 7 | 1,143,038 | 0.42 | 163,291 | 574 | 81.19 |
| Wisconsin | 113 | 12,663,501 | 4.60 | 112,066 | 607 | 81.37 |
| Wyoming | 3 | 304,200 | 0.11 | 101,400 | 631 | 82.22 |
| Washington DC | 3 | 419,529 | 0.15 | 139,843 | 624 | 69.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,141 | $154,780,822 | 56.20% | $135,654 | 603 | 78.51% |
| Purchase | 957 | 103,771,803 | 37.68 | 108,434 | 626 | 82.90 |
| Rate/Term refinance | 137 | 16,864,486 | 6.12 | 123,098 | 616 | 81.93 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,728 | $201,098,936 | 73.02% | $116,377 | 603 | 81.78% |
| Reduced Documentation | 507 | 74,318,176 | 26.98 | 146,584 | 639 | 76.55 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,115 | 262,765,145 | 95.41% | 124,239 | 611 | 80.55% |
| Non Owner Occupied | 97 | $9,336,154 | 3.39 | $96,249 | 642 | 73.97 |
| Second/Vacation | 23 | 3,315,813 | 1.20 | 144,166 | 641 | 84.60 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Condo Low-Rise (less than 5 stories) | 72 | $9,656,253 | 3.51% | $134,115 | 628 | 77.96% |
| Condo Mid-Rise (5 to 8 stories) | 1 | 58,404 | 0.02 | 58,404 | 639 | 90.00 |
| Planned Unit Developments (attached) | 29 | 4,358,296 | 1.58 | 150,286 | 610 | 78.98 |
| Planned Unit Developments (detached) | 163 | 21,393,268 | 7.77 | 131,247 | 614 | 82.62 |
| Single-family detached | 1,881 | 227,240,638 | 82.51 | 120,808 | 611 | 80.55 |
| Townhouse | 18 | 1,456,337 | 0.53 | 80,908 | 614 | 81.85 |
| Two- to four- family units | 71 | 11,253,916 | 4.09 | 158,506 | 625 | 74.92 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,017 | $136,366,519 | 49.51% | $134,087 | 644 | 82.46% |
| AX | 557 | 60,240,360 | 21.87 | 108,151 | 605 | 80.59 |
| AM | 317 | 35,476,603 | 12.88 | 111,914 | 582 | 81.37 |
| B | 220 | 26,717,630 | 9.70 | 121,444 | 553 | 75.11 |
| C | 94 | 12,015,655 | 4.36 | 127,826 | 548 | 69.06 |
| CM | 30 | 4,600,345 | 1.67 | 153,345 | 537 | 68.23 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 12 Months | 138 | $21,946,069 | 7.97% | $159,029 | 613 | 78.82% |
| 24 Months | 948 | 132,339,013 | 48.05 | 139,598 | 611 | 79.83 |
| 36 Months | 299 | 36,553,395 | 13.27 | 122,252 | 621 | 80.82 |
| None | 846 | 84,233,380 | 30.58 | 99,567 | 610 | 81.41 |
| Other | 4 | 345,256 | 0.13 | 86,314 | 601 | 87.95 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2,195 | $268,495,688 | 97.49% | $122,321 | 612 | 80.23% |
| 24 | 29 | 5,237,254 | 1.90 | 180,595 | 630 | 86.98 |
| 36 | 9 | 1,302,970 | 0.47 | 144,774 | 648 | 83.48 |
| 60 | 2 | 381,200 | 0.14 | 190,600 | 690 | 76.79 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.499 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.499 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 3.500 – 3.999 | 1 | 112,843 | 0.04 | 112,843 | 606 | 80.00 |
| 4.000 – 4.499 | 5 | 755,720 | 0.27 | 151,144 | 648 | 79.00 |
| 4.500 – 4.999 | 7 | 1,022,779 | 0.37 | 146,111 | 604 | 81.78 |
| 5.000 – 5.499 | 30 | 4,629,434 | 1.68 | 154,314 | 627 | 79.03 |
| 5.500 – 5.999 | 115 | 16,302,197 | 5.92 | 141,758 | 646 | 79.46 |
| 6.000 – 6.499 | 199 | 26,314,475 | 9.55 | 132,234 | 626 | 79.87 |
| 6.500 – 6.999 | 738 | 113,135,756 | 41.08 | 153,300 | 619 | 78.79 |
| 7.000 – 7.499 | 299 | 38,298,020 | 13.91 | 128,087 | 608 | 81.60 |
| 7.500 – 7.999 | 225 | 28,489,418 | 10.34 | 126,620 | 593 | 83.32 |
| 8.000 – 8.499 | 129 | 14,522,764 | 5.27 | 112,580 | 579 | 81.76 |
| 8.500 – 8.999 | 56 | 6,572,603 | 2.39 | 117,368 | 571 | 83.76 |
| 9.000 – 9.499 | 34 | 3,111,418 | 1.13 | 91,512 | 558 | 77.11 |
| 9.500 – 9.999 | 11 | 940,077 | 0.34 | 85,462 | 548 | 80.60 |
| 10.000 – 10.499 | 8 | 486,286 | 0.18 | 60,786 | 583 | 78.82 |
| 10.500 – 10.999 | 3 | 114,241 | 0.04 | 38,080 | 530 | 63.88 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 10.000 – 10.999 | 1 | 63,511 | 0.02 | 63,511 | 549 | 70.00 |
| 11.000 – 11.999 | 18 | 2,336,207 | 0.85 | 129,789 | 648 | 75.72 |
| 12.000 – 12.999 | 291 | 41,689,558 | 15.14 | 143,263 | 629 | 78.14 |
| 13.000 – 13.999 | 770 | 113,839,419 | 41.33 | 147,843 | 622 | 79.94 |
| 14.000 – 14.999 | 563 | 73,981,983 | 26.86 | 131,407 | 600 | 81.79 |
| 15.000 – 15.999 | 177 | 19,546,174 | 7.10 | 110,430 | 579 | 80.55 |
| 16.000 – 16.999 | 33 | 3,219,238 | 1.17 | 97,553 | 558 | 79.41 |
| 17.000 – 17.999 | 8 | 406,637 | 0.15 | 50,830 | 555 | 73.45 |
| 19.000 – 19.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| 21.000 – 21.999 | 1 | 84,704 | 0.03 | 84,704 | 543 | 66.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.999 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.999 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 4.000 – 4.999 | 3 | 369,662 | 0.13 | 123,221 | 613 | 82.47 |
| 5.000 – 5.999 | 31 | 4,831,172 | 1.75 | 155,844 | 635 | 75.27 |
| 6.000 – 6.999 | 646 | 99,834,492 | 36.25 | 154,543 | 633 | 78.43 |
| 7.000 – 7.999 | 793 | 106,254,225 | 38.58 | 133,990 | 606 | 81.40 |
| 8.000 – 8.999 | 294 | 34,607,511 | 12.57 | 117,713 | 582 | 82.26 |
| 9.000 – 9.999 | 73 | 7,723,815 | 2.80 | 105,806 | 567 | 80.14 |
| 10.000 - 10.999 | 15 | 944,514 | 0.34 | 62,968 | 563 | 77.89 |
| 11.000 - 11.999 | 4 | 169,222 | 0.06 | 42,305 | 522 | 63.59 |
| 12.000 - 12.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 2005 March | 1 | 291,515 | 0.11 | 291,515 | 758 | 80.00 |
| 2006 April | 2 | 150,800 | 0.05 | 75,400 | 567 | 71.88 |
| 2006 May | 32 | 4,488,219 | 1.63 | 140,257 | 637 | 78.99 |
| 2006 June | 56 | 7,447,365 | 2.70 | 132,989 | 609 | 76.17 |
| 2006 July | 36 | 4,889,511 | 1.78 | 135,820 | 597 | 78.11 |
| 2006 August | 89 | 13,473,976 | 4.89 | 151,393 | 611 | 79.10 |
| 2006 September | 457 | 73,343,210 | 26.63 | 160,488 | 617 | 78.85 |
| 2006 October | 651 | 81,261,031 | 29.5 | 124,825 | 609 | 82.28 |
| 2006 November | 245 | 32,425,153 | 11.77 | 132,348 | 604 | 81.04 |
| 2007 April | 1 | 159,427 | 0.06 | 159,427 | 616 | 75.00 |
| 2007 May | 8 | 988,268 | 0.36 | 123,533 | 634 | 73.72 |
| 2007 June | 33 | 3,803,176 | 1.38 | 115,248 | 634 | 74.82 |
| 2007 July | 11 | 1,733,558 | 0.63 | 157,596 | 633 | 80.65 |
| 2007 August | 11 | 1,325,979 | 0.48 | 120,544 | 639 | 74.68 |
| 2007 September | 47 | 7,279,573 | 2.64 | 154,885 | 630 | 75.75 |
| 2007 October | 79 | 9,891,085 | 3.59 | 125,204 | 617 | 81.57 |
| 2007 November | 104 | 12,289,004 | 4.46 | 118,163 | 602 | 80.89 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Net WAC Cap Schedule

## Class A-I Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.52 | 10.92 |
| 2 | 6.60 | 8.00 | 37 | 8.80 | 11.28 |
| 3 | 6.60 | 8.00 | 38 | 8.52 | 10.91 |
| 4 | 7.31 | 8.00 | 39 | 8.51 | 10.90 |
| 5 | 6.60 | 8.00 | 40 | 9.10 | 11.66 |
| 6 | 6.82 | 8.00 | 41 | 8.51 | 11.74 |
| 7 | 6.60 | 8.00 | 42 | 8.79 | 12.26 |
| 8 | 6.82 | 8.00 | 43 | 8.51 | 11.86 |
| 9 | 6.60 | 8.00 | 44 | 8.79 | 12.24 |
| 10 | 6.60 | 8.00 | 45 | 8.50 | 11.84 |
| 11 | 6.82 | 8.00 | 46 | 8.50 | 11.84 |
| 12 | 6.61 | 8.00 | 47 | 8.78 | 12.31 |
| 13 | 6.83 | 8.00 | 48 | 8.50 | 12.03 |
| 14 | 6.61 | 8.00 | 49 | 8.78 | 12.43 |
| 15 | 6.61 | 8.00 | 50 | 8.50 | 12.02 |
| 16 | 7.31 | 8.00 | 51 | 8.49 | 12.01 |
| 17 | 6.61 | 8.00 | 52 | 9.40 | 13.30 |
| 18 | 6.83 | 8.00 | 53 | 8.49 | 12.00 |
| 19 | 6.61 | 8.00 | 54 | 8.77 | 12.53 |
| 20 | 6.83 | 8.00 | 55 | 8.49 | 12.12 |
| 21 | 6.61 | 8.00 | 56 | 8.77 | 12.51 |
| 22 | 6.61 | 8.00 | 57 | 8.48 | 12.10 |
| 23 | 8.52 | 9.15 | 58 | 8.48 | 12.09 |
| 24 | 8.25 | 8.85 | 59 | 8.76 | 12.49 |
| 25 | 8.52 | 9.15 | 60 | 8.48 | 12.11 |
| 26 | 8.24 | 8.85 | 61 | 8.76 | 12.51 |
| 27 | 8.25 | 8.85 | 62 | 8.47 | 12.10 |
| 28 | 9.13 | 9.80 | 63 | 8.47 | 12.09 |
| 29 | 8.24 | 9.71 | 64 | 9.38 | 13.37 |
| 30 | 8.52 | 10.03 | 65 | 8.47 | 12.07 |
| 31 | 8.24 | 9.70 | 66 | 8.75 | 12.46 |
| 32 | 8.52 | 10.02 | 67 | 8.46 | 12.05 |
| 33 | 8.24 | 9.69 | 68 | 8.74 | 12.45 |
| 34 | 8.25 | 9.71 | 69 | 8.46 | 12.04 |
| 35 | 8.53 | 10.91 | 70 | 8.46 | 12.03 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Class A-II-2 Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.58 | 11.01 |
| 2 | 6.71 | 8.00 | 37 | 8.86 | 11.37 |
| 3 | 6.72 | 8.00 | 38 | 8.58 | 11.00 |
| 4 | 7.43 | 8.00 | 39 | 8.57 | 10.99 |
| 5 | 6.72 | 8.00 | 40 | 9.17 | 11.75 |
| 6 | 6.94 | 8.00 | 41 | 8.57 | 11.95 |
| 7 | 6.72 | 8.00 | 42 | 8.86 | 12.34 |
| 8 | 6.94 | 8.00 | 43 | 8.57 | 11.94 |
| 9 | 6.72 | 8.00 | 44 | 8.86 | 12.33 |
| 10 | 6.72 | 8.00 | 45 | 8.57 | 11.93 |
| 11 | 6.94 | 8.00 | 46 | 8.57 | 11.92 |
| 12 | 6.72 | 8.00 | 47 | 8.85 | 12.55 |
| 13 | 6.94 | 8.00 | 48 | 8.57 | 12.14 |
| 14 | 6.72 | 8.00 | 49 | 8.85 | 12.53 |
| 15 | 6.72 | 8.00 | 50 | 8.57 | 12.12 |
| 16 | 7.44 | 8.00 | 51 | 8.57 | 12.12 |
| 17 | 6.72 | 8.00 | 52 | 9.48 | 13.41 |
| 18 | 6.95 | 8.00 | 53 | 8.56 | 12.23 |
| 19 | 6.73 | 8.00 | 54 | 8.85 | 12.63 |
| 20 | 6.95 | 8.00 | 55 | 8.56 | 12.21 |
| 21 | 6.73 | 8.00 | 56 | 8.85 | 12.61 |
| 22 | 6.73 | 8.00 | 57 | 8.56 | 12.20 |
| 23 | 8.58 | 9.26 | 58 | 8.56 | 12.19 |
| 24 | 8.30 | 8.96 | 59 | 8.85 | 12.61 |
| 25 | 8.58 | 9.25 | 60 | 8.56 | 12.20 |
| 26 | 8.30 | 8.95 | 61 | 8.84 | 12.60 |
| 27 | 8.30 | 8.95 | 62 | 8.56 | 12.18 |
| 28 | 9.19 | 9.91 | 63 | 8.56 | 12.17 |
| 29 | 8.30 | 9.80 | 64 | 9.47 | 13.47 |
| 30 | 8.58 | 10.13 | 65 | 8.56 | 12.16 |
| 31 | 8.30 | 9.80 | 66 | 8.84 | 12.55 |
| 32 | 8.58 | 10.12 | 67 | 8.55 | 12.14 |
| 33 | 8.30 | 9.79 | 68 | 8.84 | 12.54 |
| 34 | 8.30 | 9.79 | 69 | 8.55 | 12.12 |
| 35 | 8.86 | 11.38 | 70 | 8.55 | 12.11 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Subordinate Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.55 | 10.96 |
| 2 | 6.66 | 7.75 | 37 | 8.83 | 11.32 |
| 3 | 6.66 | 7.75 | 38 | 8.55 | 10.95 |
| 4 | 7.37 | 7.75 | 39 | 8.54 | 10.95 |
| 5 | 6.66 | 7.75 | 40 | 9.13 | 11.70 |
| 6 | 6.88 | 7.75 | 41 | 8.54 | 11.84 |
| 7 | 6.66 | 7.75 | 42 | 8.83 | 12.30 |
| 8 | 6.88 | 7.75 | 43 | 8.54 | 11.90 |
| 9 | 6.66 | 7.75 | 44 | 8.82 | 12.29 |
| 10 | 6.66 | 7.75 | 45 | 8.54 | 11.88 |
| 11 | 6.88 | 7.75 | 46 | 8.54 | 11.88 |
| 12 | 6.66 | 7.75 | 47 | 8.82 | 12.43 |
| 13 | 6.89 | 7.75 | 48 | 8.53 | 12.08 |
| 14 | 6.66 | 7.75 | 49 | 8.82 | 12.48 |
| 15 | 6.66 | 7.75 | 50 | 8.53 | 12.07 |
| 16 | 7.38 | 7.75 | 51 | 8.53 | 12.06 |
| 17 | 6.67 | 7.75 | 52 | 9.44 | 13.35 |
| 18 | 6.89 | 7.75 | 53 | 8.53 | 12.12 |
| 19 | 6.67 | 7.75 | 54 | 8.81 | 12.58 |
| 20 | 6.89 | 7.75 | 55 | 8.52 | 12.16 |
| 21 | 6.67 | 7.75 | 56 | 8.81 | 12.56 |
| 22 | 6.67 | 7.75 | 57 | 8.52 | 12.15 |
| 23 | 8.55 | 9.21 | 58 | 8.52 | 12.14 |
| 24 | 8.27 | 8.91 | 59 | 8.80 | 12.55 |
| 25 | 8.55 | 9.20 | 60 | 8.52 | 12.15 |
| 26 | 8.27 | 8.90 | 61 | 8.80 | 12.55 |
| 27 | 8.27 | 8.90 | 62 | 8.52 | 12.14 |
| 28 | 9.16 | 9.85 | 63 | 8.51 | 12.13 |
| 29 | 8.27 | 9.75 | 64 | 9.43 | 13.42 |
| 30 | 8.55 | 10.08 | 65 | 8.51 | 12.11 |
| 31 | 8.27 | 9.75 | 66 | 8.79 | 12.51 |
| 32 | 8.55 | 10.07 | 67 | 8.51 | 12.10 |
| 33 | 8.27 | 9.74 | 68 | 8.79 | 12.49 |
| 34 | 8.28 | 9.75 | 69 | 8.51 | 12.08 |
| 35 | 8.69 | 11.14 | 70 | 8.50 | 12.07 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.22 | 6.30 | 4.20 | **3.00** | 2.13 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.78 | 3.97 | **2.88** | 2.08 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Principal Payment Window (Months) | 97 | 108 | 72 | **50** | 37 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.82 | 11.91 | 7.99 | **5.82** | 4.49 | 2.59 |
| Modified Duration (at par) | 20.24 | 10.24 | 7.22 | **5.41** | 4.24 | 2.51 |
| First Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 1 | 1 | 1 | **1** | 1 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.23 | 3.99 | 2.80 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.11 | 3.97 | 2.79 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.33 | **4.34** | 4.28 | 3.46 |
| Modified Duration (at par) | 18.99 | 7.04 | 4.93 | **4.09** | 4.05 | 3.31 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 59 | **30** | 9 | 10 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.32 | **4.19** | 3.79 | 3.42 |
| Modified Duration (at par) | 17.76 | 6.87 | 4.83 | **3.90** | 3.56 | 3.23 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **32** | 15 | 5 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.64 | 3.21 |
| Modified Duration (at par) | 17.44 | 6.82 | 4.80 | **3.83** | 3.41 | 3.04 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 6 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.59 | 3.16 |
| Modified Duration (at par) | 16.74 | 6.71 | 4.75 | **3.79** | 3.35 | 2.97 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 7 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.12** | 3.56 | 3.11 |
| Modified Duration (at par) | 16.35 | 6.65 | 4.71 | **3.76** | 3.30 | 2.91 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 17 | 8 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.67 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.73 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 18 | 8 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.23 | 6.36 | 4.24 | **3.03** | 2.14 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.82 | 4.00 | **2.91** | 2.09 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Principal Payment Window (Months) | 101 | 132 | 88 | **62** | 46 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 29.52 | 17.77 | 12.18 | **8.95** | 6.88 | 2.59 |
| Modified Duration (at par) | 20.57 | 14.12 | 10.37 | **7.94** | 6.27 | 2.51 |
| First Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 8/25/2022 | **1/25/2018** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 9 | 128 | 102 | **77** | 60 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.25 | 4.23 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.13 | 4.21 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.77 | 8.67 | 5.86 | **4.73** | 4.64 | 5.10 |
| Modified Duration (at par) | 19.04 | 7.57 | 5.34 | **4.41** | 4.36 | 4.75 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 8/25/2034 | 6/25/2025 | 2/25/2019 | **5/25/2015** | 12/25/2012 | 12/25/2012 |
| Principal Payment Window (Months) | 83 | 201 | 134 | **86** | 52 | 65 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.76 | 8.55 | 5.76 | **4.52** | 4.04 | 3.70 |
| Modified Duration (at par) | 17.80 | 7.28 | 5.16 | **4.16** | 3.77 | 3.47 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 7/25/2034 | 7/25/2023 | 8/25/2017 | **3/25/2014** | 1/25/2012 | 7/25/2010 |
| Principal Payment Window (Months) | 82 | 178 | 117 | **74** | 47 | 31 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.74 | 8.38 | 5.63 | **4.37** | 3.81 | 3.36 |
| Modified Duration (at par) | 17.47 | 7.12 | 5.04 | **4.02** | 3.56 | 3.17 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 4/25/2034 | 6/25/2020 | 5/25/2015 | **7/25/2012** | 10/25/2010 | 7/25/2009 |
| Principal Payment Window (Months) | 79 | 141 | 90 | **55** | 33 | 20 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.73 | 8.27 | 5.55 | **4.30** | 3.72 | 3.27 |
| Modified Duration (at par) | 16.76 | 6.94 | 4.92 | **3.93** | 3.46 | 3.06 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 2/25/2034 | 7/25/2019 | 9/25/2014 | **1/25/2012** | 5/25/2010 | 3/25/2009 |
| Principal Payment Window (Months) | 77 | 130 | 82 | **49** | 28 | 17 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.69 | 8.08 | 5.42 | **4.20** | 3.62 | 3.16 |
| Modified Duration (at par) | 16.36 | 6.75 | 4.79 | **3.83** | 3.35 | 2.96 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 1/25/2034 | 7/25/2018 | 12/25/2013 | **7/25/2011** | 12/25/2009 | 11/25/2008 |
| Principal Payment Window (Months) | 76 | 118 | 73 | **44** | 24 | 14 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.68 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.74 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 12/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 6/25/2008 |
| Principal Payment Window (Months) | 72 | 99 | 60 | **34** | 18 | 9 |

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Anastasios Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | Dave O'Brien – Structuring | (212) 325-9113 |
| | Carrina Chan - Structuring | (212) 325-2384 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Shelly Garg | (212) 553-7922 |
| **S&P:** | Chris Deasy | (212) 438-2405 |
| **Fitch:** | Roeluf Slump | (212) 908-0705 |

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED NOVEMBER 10, 2004

## $689,150,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

**RASC SERIES 2004-KS11 TRUST**
Issuer

**RESIDENTIAL ASSET SECURITIES CORPORATION**
Depositor

**RESIDENTIAL FUNDING CORPORATION**
Master Servicer

NOVEMBER 10, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# Breakeven CDR Table

**The table below displays the Constant Default Rate ("CDR"), and the related cumulative collateral loss, that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include: (1) prepayment speed is 23% HEP for the Fixed Rate Loans and 100% PPC for the Adjustable Rate Loans 100% PPC (100% PPC assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR until month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR), (2) 40% loss severity, (3) 12 month lag from default to loss, and (4) triggers fail (i.e., no stepdown):**

| | | STATIC LIBOR | | FORWARD LIBOR | |
|---|---|---|---|---|---|
| CLASS | RATING (M/S&P/F) | CDR BREAK | CUM LOSS(1) | CDR BREAK | CUM LOSS(1) |
| M-1 | Aa2/AA/AA | 22.02% | 17.12% | 19.92% | 15.95% |
| M-2 | A2/A+/A | 14.59% | 12.61% | 12.71% | 11.32% |
| M-3 | A3/A/A- | 13.31% | 11.73% | 11.48% | 10.43% |
| M-4 | Baa1/A-/BBB+ | 12.18% | 10.93% | 10.37% | 9.59% |
| M-5 | Baa2/BBB+/BBB | 10.92% | 9.99% | 9.14% | 8.62% |
| M-6 | Baa3/BBB/BBB- | 9.58% | 8.96% | 7.85% | 7.57% |
| B | Ba1/BBB-/BB+ | 8.49% | 8.09% | 6.75% | 6.63% |

(1) Expressed as a percentage of the aggregate stated principal balance of the Loans as of the Cut-Off Date

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Tasos Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | David O'Brien – Structuring | (212) 538-3549 |
| | Carrina Chan – Structuring | (212) 325-2384 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Shelly Garg | (212) 553-7922 |
| **S&P:** | Chris Deasy | (212) 438-2405 |
| **Fitch:** | Roeluf Slump | (212) 908-0705 |

**Appendix A**

**FICO DISTRIBUTION**

Note: Cells in red font are calculations

**Collateral Cuts for Subprime Pool**

| FICO | Total Balance Amount | %[2] | LTV | Adjusted Balance[1] Amount | %[2] | WA Loan Balance | WAC | % Covered Mortgage Ins | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FICO NA | 499,937 | 0.09% | > 65.0 | 294,185 | 0.05% | 62,492 | 9.55 | | 0 | 69.59 | | 100 | 100 | 100 | 41.08 |
| 0 – 500 | 3,086,119 | 0.56% | > 65.0 | 1,738,906 | 0.32% | 110,219 | 8.08 | | 489 | 64.19 | | 95.84 | 100.00 | 96.47 | 93.85 |
| 500.01 – 550 | 54,590,495 | 9.91% | > 70.0 | 34,098,339 | 6.19% | 121,854 | 8.19 | | 535 | 73.56 | | 95.53 | 98.72 | 93.19 | 79.27 |
| 550.01 – 575 | 67,839,745 | 12.32% | > 70.0 | 52,316,633 | 9.50% | 125,862 | 7.75 | | 564 | 77.87 | | 93.95 | 98.47 | 87.16 | 71.23 |
| 575.01 – 600 | 92,887,889 | 16.86% | > 70.0 | 77,331,401 | 14.04% | 115,820 | 7.55 | | 589 | 79.97 | | 93.42 | 97.72 | 87.32 | 61.83 |
| 600.01 – 620 | 98,938,205 | 17.96% | > 70.0 | 87,222,711 | 15.83% | 128,325 | 7.33 | | 610 | 81.76 | | 93.79 | 95.69 | 75.87 | 56.64 |
| 620.01 – 650 | 120,951,512 | 21.96% | > 80.0 | 50,499,980 | 9.17% | 139,828 | 7.16 | | 634 | 81.64 | | 94.18 | 93.78 | 64.56 | 55.39 |
| 650.01 – 680 | 63,732,685 | 11.57% | > 80.0 | 20,385,044 | 3.70% | 147,189 | 6.99 | | 663 | 79.99 | | 91.46 | 93.39 | 51.47 | 53.51 |
| 680.01 – 700 | 20,947,894 | 3.80% | > 85.0 | 5,043,340 | 0.92% | 152,904 | 6.83 | | 690 | 81.45 | | 94.74 | 95.12 | 46.70 | 37.74 |
| 700.01 – 750 | 18,637,073 | 3.38% | > 85.0 | 4,687,092 | 0.85% | 141,190 | 6.84 | | 718 | 82.13 | | 90.39 | 84.73 | 55.11 | 35.80 |
| 750.01 – 800 | 8,008,364 | 1.45% | > 85.0 | 1,293,475 | 0.23% | 170,391 | 6.73 | | 766 | 81.29 | | 86.05 | 90.81 | 53.54 | 28.89 |
| 800 + | 715,166 | 0.13% | > 85.0 | 202,500 | 0.04% | 102,167 | 6.70 | | 807 | 72.89 | | 92.32 | 100.00 | 85.47 | 77.53 |
| TOTAL | 550,835,084 | 100.00% | | 335,113,606 | 60.84% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 73.61 | 59.31 |

**FICO: Average** 613.35 **Min:** 472 **Max:** 826

**DEBT-TO INCOME (DTI) DISTRIBUTION**

| DTI | Total Balance Amount | %[2] | FICO | Adjusted Balance[1] Amount | %[2] | WA Loan Balance | WAC | % Covered Mortgage Ins | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <= 20 | | | | | | | | | | | | | | | |
| 20.001 – 25.00 | | | | | | | | | | | | | | | |
| 25.001 – 30.00 | | | | | | | | | | | | | | | |
| 30.001 – 35.00 | | | | | | | | | | | | | | | |
| 35.001 – 40.00 | | | | | | | | | | | | | | | |
| 40.001 – 45.00 | | | | | | | | | | | | | | | |
| 45.001 – 50.00 | | | | | | | | | | | | | | | |
| 50.001 – 55.00 | | | | | | | | | | | | | | | |
| 55+ | | | | | | | | | | | | | | | |
| TOTAL | | | | | | | | | | | | | | | |

**DTI: Average** _____ **Min:** _____ **Max:** _____

**LOAN-TO- VALUE (LTV) DISTIBUTION**

| LTV | Total Balance Amount | %[2] | DTI | Adjusted Balance[1] Amount | %[2] | WA Loan Balance | WAC | % Covered Mortgage Ins | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| < 60.00 | 34,978,587 | 6.35% | > 50 | | | 111,043 | 7.43 | | 589 | 50.92 | | 93.21 | 93.01 | 64.69 | 86.02 |
| 60.01 – 70.00 | 50,636,153 | 9.19% | > 50 | | | 131,522 | 7.41 | | 587 | 66.74 | | 90.31 | 93.30 | 68.70 | 85.94 |
| 70.01 – 80.00 | 249,449,391 | 45.29% | > 50 | | | 136,311 | 7.17 | | 621 | 78.70 | | 92.74 | 95.57 | 60.70 | 48.63 |
| 80.01 – 85.00 | 78,083,442 | 14.18% | > 50 | | | 138,446 | 7.50 | | 609 | 84.64 | | 93.46 | 92.77 | 76.01 | 63.86 |
| 85.01 – 90.00 | 100,252,761 | 18.20% | > 50 | | | 150,079 | 7.53 | | 613 | 89.69 | | 95.82 | 99.12 | 100.00 | 62.41 |
| 90.01 – 95.00 | 33,224,355 | 6.03% | > 50 | | | 131,322 | 7.69 | | 636 | 94.74 | | 97.79 | 96.88 | 99.74 | 57.70 |
| 95.01 – 100.00 | 4,210,394 | 0.76% | > 50 | | | 20,844 | 11.87 | | 600 | 99.98 | | 98.62 | 100.00 | 93.23 | 4.74 |
| 100+ | | 0.00% | > 50 | | | | | | | | | | | | |
| TOTAL | 550,835,084 | 100.00% | | | | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 73.61 | 59.31 |

**LTV: Average** 613.35 **Min:** 472 **Max:** 826

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

**Appendix A**

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

| STATE | Total Balance Amount | Total Balance %(2) | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| California | 81,267,787 | 14.75% | 214,994 | 6.94 | | 615 | 76.19 | | 91.51 | 98.84 | 68.50 | 70.73 |
| Florida | 52,673,860 | 9.56% | 128,473 | 7.48 | | 611 | 79.87 | | 91.45 | 92.71 | 72.54 | 51.65 |
| Michigan | 37,844,005 | 6.87% | 116,443 | 7.58 | | 608 | 81.94 | | 97.13 | 95.04 | 73.00 | 65.35 |
| Illinois | 31,906,979 | 5.79% | 140,559 | 7.31 | | 616 | 79.87 | | 95.30 | 98.18 | 69.58 | 62.66 |
| Texas | 27,636,351 | 5.02% | 86,364 | 7.69 | | 613 | 81.74 | | 96.20 | 95.20 | 77.98 | 21.55 |
| Wisconsin | 22,075,661 | 4.01% | 114,977 | 7.48 | | 612 | 80.97 | | 99.10 | 97.65 | 76.66 | 68.29 |
| Georgia | 21,930,284 | 3.98% | 122,516 | 7.56 | | 613 | 82.63 | | 96.73 | 94.44 | 75.52 | 56.76 |
| Virginia | 21,868,502 | 3.97% | 143,872 | 7.57 | | 609 | 79.46 | | 92.22 | 93.82 | 78.30 | 68.62 |
| Minnesota | 19,118,102 | 3.47% | 156,706 | 7.28 | | 623 | 78.34 | | 97.05 | 93.15 | 71.07 | 68.70 |
| Missouri | 14,967,718 | 2.72% | 101,821 | 7.59 | | 613 | 82.62 | | 95.38 | 96.56 | 79.31 | 53.88 |
| Arizona | 13,754,999 | 2.50% | 127,361 | 7.34 | | 627 | 80.97 | | 90.65 | 97.71 | 72.92 | 57.16 |
| Maryland | 13,613,857 | 2.47% | 172,327 | 7.44 | | 619 | 79.69 | | 90.27 | 95.54 | 72.68 | 82.55 |
| Other | 192,176,978 | 34.89% | 121,785 | 7.43 | | 613 | 80.05 | | 92.74 | 94.77 | 56.48 | 75.06 |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 73.61 | 59.31 |

PRINCIPAL BALANCE

| Scheduled Principal Balance | Total Balance Amount | Total Balance %(2) | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 – $50K | 8,245,906 | 1.50% | 26,772 | 10.36 | | 597 | 81.86 | | 92.43 | 92.12 | 86.11 | 43.20 |
| $51 – $75K | 45,805,236 | 8.32% | 63,796 | 7.94 | | 601 | 77.61 | | 86.92 | 90.93 | 86.64 | 57.64 |
| $76 – $100K | 63,809,687 | 11.58% | 88,013 | 7.54 | | 610 | 78.76 | | 89.95 | 90.72 | 80.44 | 55.81 |
| $101 – $150K | 140,159,179 | 25.44% | 122,731 | 7.45 | | 611 | 80.03 | | 92.85 | 95.96 | 74.84 | 53.08 |
| $151 – $200K | 110,581,405 | 20.08% | 173,325 | 7.25 | | 612 | 79.87 | | 95.30 | 95.84 | 70.97 | 64.58 |
| $201 – $250K | 75,807,847 | 13.76% | 223,622 | 7.19 | | 618 | 80.61 | | 96.75 | 96.49 | 68.22 | 62.23 |
| $251 – $300K | 57,186,409 | 10.38% | 273,619 | 7.06 | | 625 | 78.96 | | 96.23 | 98.61 | 53.10 | 59.63 |
| $301 – $400K | 42,479,080 | 7.71% | 345,358 | 7.05 | | 616 | 81.95 | | 93.84 | 100.00 | 84.87 | 67.37 |
| $401 – $500K | 6,110,334 | 1.11% | 436,452 | 6.87 | | 625 | 82.12 | | 100.00 | 100.00 | 85.53 | 78.54 |
| $501 – $600K | | 0.00% | | | | | | | | | | |
| $601 – $700K | 650,000 | 0.12% | 650,000 | 6.50 | | 752 | 75.00 | | 100.00 | 100.00 | 100.00 | 100.00 |
| $701 – $800K | | 0.00% | | | | | | | | | | |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 73.61 | 59.31 |

**Principal Balance: Average** 130,623 **Min:** 9,990 **Max:** 650,000

DOCUMENTATION TYPE

| Doc Type | Total Balance Amount | Total Balance %(2) | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Full Doc | 405,497,205 | 73.61% | 124,577 | 7.45 | | 604 | 81.21 | | 92.43 | 96.20 | 60.70 |
| Limited Doc | 145,337,879 | 26.39% | 151,079 | 7.23 | | 639 | 75.90 | | 96.70 | 93.79 | 55.44 |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 59.31 |

**Appendix A**

**PROPERTY TYPE**

| Property Type | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Condo Low-Rise (less than | 18,647,204 | 3% | 141,267 | 7.24 | | 621 | 79.20 | | 96.97 | 47.27 | 81.38 |
| Condo Mid-Rise (5 to 8 stori | 586,965 | 0% | 146,741 | 6.81 | | 624 | 75.11 | | 100.00 | 27.43 | 9.95 |
| Manufactured Home | 13,762,524 | 2% | 88,221 | 7.68 | | 624 | 75.69 | | 97.56 | 75.65 | 99.02 |
| Planned Unit Developments | 7,119,840 | 1% | 148,330 | 7.34 | | 606 | 77.10 | | 97.15 | 60.47 | 62.52 |
| Planned Unit Developments | 41,188,125 | 7% | 147,100 | 7.32 | | 617 | 81.88 | | 91.61 | 40.01 | 74.65 |
| Single-family detached | 445,736,929 | 81% | 129,801 | 7.40 | | 612 | 80.04 | | 96.38 | 61.08 | 73.17 |
| Townhouse | 2,482,822 | 0% | 80,091 | 7.77 | | 614 | 77.60 | | 89.99 | 66.39 | 73.40 |
| Two- to four- family units | 21,310,675 | 4% | 161,445 | 7.26 | | 633 | 75.51 | | 83.49 | 59.25 | 63.30 |
| TOTAL | 550,835,084 | 100% | 130,623 | 7.39 | | 613 | 79.81 | | 95.56 | 59.31 | 73.61 |

**PMI - PRIMARY MORTGAGE INSURANCE**

| Mortgage Insurance | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % Owner Occ | % Cashout Refi | % Full Doc | Is MI down to 60 LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Loans >80 LTV w/MI | | #DIV/0! | | | | | | | | | | |
| Loans >80 LTV w/o MI | | #DIV/0! | | | | | | | | | | |
| Other | | #DIV/0! | | | | | | | | | | |
| TOTAL | | #DIV/0! | | | | | | | | | | |

**LOAN BALANCE**

| Loan Purpose | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ |
|---|---|---|---|---|---|---|---|---|---|---|
| Equity refinance | 326,722,725 | 59.31% | 138,677 | 7.41 | | 604 | 78.15 | | 93.56 | 95.86 |
| Purchase | 193,547,246 | 35.14% | 119,547 | 7.36 | | 628 | 82.45 | | 93.51 | 95.24 |
| Rate/Term refinance | 30,565,112 | 5.55% | 126,302 | 7.32 | | 618 | 80.85 | | 93.82 | 94.45 |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 |

**COLLATERAL TYPE - FIXED/FLOATING**

| Lien Status* | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | Index | Margin | % IO |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2/28 LIBOR ARM | | #DIV/0! | | | | | | | | | | | | |
| 2/28 LIBOR IO ARM | | #DIV/0! | | | | | | | | | | | | |
| 3/27 LIBOR ARM | | #DIV/0! | | | | | | | | | | | | |
| 3/27 LIBOR IO ARM | | #DIV/0! | | | | | | | | | | | | |
| TOTAL | | #DIV/0! | | | | | | | | | | | | |

* Fill out complete list of mortgage loans including IO's

**Appendix A**

## LIEN STATUS

| Lien Status | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| First Lien | 546,417,277 | 99.20% | 136,502 | 7.35 | | 613 | 79.65 | | 93.52 | 95.52 | 59.75 |
| Second Lien | 4,417,807 | 0.80% | 20,644 | 11.91 | | 599 | 99.74 | | 98.68 | 100.00 | 5.86 |
| Third Lien | | 0.00% | | | | | | | | | |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 59.31 |

## OCCUPANCY TYPE

| Occupancy Type | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Non Owner Occupied | 18,673,025 | 3.39% | 95,759 | 7.58 | | 641 | 73.90 | | 95.64 | 0.00 | 61.31 |
| Primary Residence | 532,162,058 | 96.61% | 132,313 | 7.38 | | 612 | 80.02 | | 93.49 | 98.91 | 59.24 |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 59.31 |

## PREPAYMENT PENALTY

| Prepayment Charges Term at Origination | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD / PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 Months | 163,736,780 | 29.73% | 113,078.00 | 7.54 | | 613 | 80 | | 94.52 | 94.05 | 59.32 |
| 6 Months | 1,045,891 | 0.19% | 104,589.00 | 7.1 | | 609 | 82 | | 100.00 | 100.00 | 53.90 |
| 12 Months | 43,353,694 | 7.87% | 159,977.00 | 7.39 | | 614 | 79 | | 94.05 | 95.03 | 63.63 |
| 24 Months | 265,022,572 | 48.11% | 142,792.00 | 7.29 | | 613 | 80 | | 93.35 | 97.10 | 57.90 |
| 36 Months | 77,508,771 | 14.07% | 123,225.00 | 7.41 | | 616 | 80 | | 92.02 | 93.70 | 61.72 |
| 60 Months | 167,376 | 0.03% | 55,792.00 | 8.26 | | 640 | 79 | | 32.48 | 100.00 | 100.00 |
| Other | | 0.00% | | | | | | | | | |
| TOTAL | 550,835,084 | 100.00% | 130,623 | 7.39 | | 613 | 79.81 | | 93.56 | 95.56 | 59.31 |

## COLLATERAL DESCRIPTION BY LOAN GROUP

| | Total Balance Amount | % by Balance | WA Loan Balance | WAC | WAM | Margin | Rate Caps | Mos to Roll | % Fixed |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | |
| Total: | | 100 | | | | | | | |

## SECTION 32 LOANS

| | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Section 32 Loans | | #DIV/0! | | | | | | | | | |
| Total | | | | | | | | | | | |

**Appendix A**

## TOP 5 MSA

| MSA | | %[2] |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

## TOP 5 ORIGINATORS

| Originator | %[2] |
|---|---|
| | |
| | |
| | |
| | |
| | |

## SERVICERS

| Servicer | | %[2] |
|---|---|---|
| | | |
| | | |
| | | |
| | | |

## STRESS ANALYSIS

### Rating Agency Base Case Loss Expectations

| | Standard & Poors: Analyst Name | | | | Moody's: Analyst Name | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreclosure Frequency | | Loss Severity | Cum Losses | Foreclosure Frequency | | Loss Severity | Cum Losses |
| AA | | | | | | | | |
| A | | | | | | | | |
| A- | | | | | | | | |
| BBB+ | | | | | | | | |
| BBB | | | | | | | | |
| BBB- | | | | | | | | |
| B | | | | | | | | |

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

| | Breakeven CDR | | | Cumulative Losses | | |
|---|---|---|---|---|---|---|
| | 25 CPR | 40 CPR | 60 CPR | 25 CPR | 40 CPR | 60 CPR |
| AA | | | | | | |
| A | | | | | | |
| A- | | | | | | |
| BBB+ | | | | | | |
| BBB | | | | | | |
| BBB- | | | | | | |

| Mortgage Insurance (MI) Coverage | Loss Severity % |
|---|---|
| None | 50% |
| >70% Loans w/ >80 LTV down to 80% | 45% |
| 50 - 70% Loans w/ >80 LTV down to 80% | 40% |
| 50 - 70% Loans w/ >80 LTV down to 60% | 35% |
| >70% LTV >80% down to 60% | 30% |

***Please provide loan level data for the following attributes***

| FICO | LTV | WAC | DTI | Principal Balance |
|---|---|---|---|---|
| | 701 | 85 | 5.875 | 75945.92 |
| | 514 | 68 | 9.375 | 67255.73 |
| | 579 | 73 | 7.125 | 113331.82 |
| | 524 | 76 | 7 | 154101.92 |
| | 633 | 80 | 6.375 | 181372.79 |
| | 514 | 70 | 8.625 | 229170.46 |
| | 610 | 75 | 7.375 | 83544.22 |
| | 589 | 80 | 6.75 | 95351.24 |
| | 622 | 80 | 6.625 | 119226.95 |
| | 672 | 80 | 7.25 | 199049.58 |
| | 639 | 80 | 6.99 | 208949.94 |
| | 775 | 76 | 5.75 | 188795.42 |
| | 597 | 70 | 9.05 | 132560.39 |
| | 632 | 79 | 6.5 | 238269.13 |
| | 656 | 80 | 8.35 | 155332.44 |
| | 692 | 80 | 6.5 | 238680.42 |
| | 628 | 74 | 7.25 | 139334.52 |
| | 671 | 80 | 6.25 | 294289.26 |
| | 629 | 80 | 7.99 | 133051.99 |
| | 667 | 80 | 7.25 | 175102.49 |
| | 665 | 80 | 6.999 | 136912.63 |
| | 674 | 90 | 5.75 | 129672.65 |
| | 676 | 71 | 7.875 | 67714.54 |
| | 684 | 80 | 6 | 233777.42 |
| | 684 | 95 | 7.25 | 170324.92 |
| | 711 | 95 | 9.125 | 173284.24 |
| | 658 | 80 | 7.375 | 63753.5 |
| | 658 | 80 | 7.25 | 125003.19 |
| | 646 | 85 | 5.99 | 139384.77 |
| | 660 | 82 | 6.5 | 90584.2 |
| | 622 | 42 | 7.125 | 99595.38 |
| | 683 | 80 | 5.875 | 143258.72 |
| | 658 | 90 | 7.95 | 77976.26 |
| | 598 | 75 | 6.5 | 135622.08 |
| | 595 | 57 | 5.4 | 137562.69 |
| | 686 | 95 | 7.125 | 122004.32 |
| | 644 | 67 | 6.74 | 218845.14 |
| | 563 | 80 | 6.5 | 139002.86 |
| | 569 | 72 | 8.1 | 186376.89 |
| | 626 | 90 | 7.625 | 108069.09 |
| | 655 | 77 | 6.99 | 81092.45 |
| | 515 | 49 | 6.99 | 72218.7 |
| | 577 | 71 | 5.875 | 108202.11 |
| | 543 | 66 | 7.875 | 84703.64 |
| | 562 | 65 | 6.875 | 98828.28 |
| | 556 | 80 | 7.75 | 84634.19 |
| | 641 | 80 | 6.75 | 59641.42 |
| | 622 | 85 | 7.99 | 79627.8 |

| | | | |
|---|---|---|---|
| 590 | 66 | 6.75 | 89528.47 |
| 548 | 75 | 7.65 | 61275.72 |
| 621 | 80 | 6.2 | 97031.69 |
| 691 | 95 | 5.99 | 245439.94 |
| 565 | 80 | 8.05 | 63738.73 |
| 625 | 80 | 6.75 | 137793.14 |
| 639 | 80 | 6.75 | 59738.78 |
| 588 | 68 | 7 | 86143.68 |
| 674 | 80 | 8.125 | 74893.13 |
| 627 | 80 | 6.25 | 143169.46 |
| 569 | 74 | 6.375 | 184111.53 |
| 598 | 75 | 6.375 | 197879.33 |
| 650 | 65 | 5.25 | 119305.76 |
| 553 | 75 | 8 | 83714.42 |
| 715 | 95 | 7.25 | 159821.52 |
| 621 | 75 | 6.25 | 115083.51 |
| 569 | 69 | 7.25 | 59065.89 |
| 585 | 75 | 6.499 | 251368.21 |
| 482 | 68 | 9.75 | 53740.85 |
| 483 | 43 | 8.875 | 57801.3 |
| 551 | 75 | 8.25 | 164466.64 |
| 697 | 80 | 7.25 | 168930.44 |
| 625 | 90 | 8 | 100457.32 |
| 652 | 90 | 7.875 | 111210.9 |
| 681 | 95 | 6.375 | 181656.44 |
| 691 | 95 | 7 | 78523.05 |
| 597 | 70 | 6.5 | 72663.72 |
| 587 | 47 | 6.75 | 189172.79 |
| 630 | 80 | 6.625 | 214041.02 |
| 554 | 70 | 7.25 | 93255.26 |
| 630 | 80 | 6 | 152715.7 |
| 554 | 79 | 7.125 | 195206.93 |
| 544 | 75 | 7.5 | 174840.59 |
| 629 | 79 | 6 | 80393.76 |
| 635 | 85 | 6.625 | 73620.16 |
| 551 | 78 | 6.625 | 150326.49 |
| 644 | 90 | 6.875 | 104370.09 |
| 602 | 70 | 6.75 | 68699.62 |
| 682 | 76 | 6.25 | 73699.42 |
| 642 | 85 | 6.625 | 370639.4 |
| 557 | 80 | 7.49 | 79694.87 |
| 586 | 68 | 6.75 | 77162.61 |
| 564 | 60 | 7.25 | 105083.49 |
| 568 | 68 | 6.875 | 170273.41 |
| 675 | 90 | 7.625 | 87564.03 |
| 658 | 77 | 7.99 | 264364.32 |
| 632 | 85 | 6.99 | 80414.5 |
| 563 | 80 | 7.99 | 171004.61 |
| 581 | 75 | 6.5 | 97054.48 |
| 619 | 73 | 6.625 | 253862.62 |
| 670 | 77 | 6.375 | 131780.33 |
| 618 | 64 | 6.75 | 82638.63 |

| | | | |
|---|---|---|---|
| 566 | 75 | 8.125 | 97165.24 |
| 678 | 69 | 5.875 | 92173.05 |
| 705 | 88 | 6.5 | 131695.47 |
| 746 | 95 | 6.99 | 115418.46 |
| 587 | 77 | 7.125 | 89635.84 |
| 666 | 79 | 6.5 | 108999.69 |
| 631 | 80 | 6.125 | 185299 |
| 597 | 57 | 6.75 | 223024.79 |
| 557 | 70 | 6.5 | 108501.97 |
| 571 | 80 | 7.75 | 99816.87 |
| 552 | 80 | 8.55 | 135586.39 |
| 646 | 90 | 6.75 | 100716.12 |
| 548 | 38 | 6.99 | 64818.53 |
| 598 | 69 | 6.99 | 56199.18 |
| 554 | 70 | 7.875 | 88590.03 |
| 645 | 78 | 6.5 | 144202.78 |
| 500 | 46 | 8.5 | 144554.54 |
| 562 | 74 | 7 | 86069.14 |
| 629 | 80 | 6.25 | 178141.92 |
| 568 | 80 | 6.875 | 219065.23 |
| 674 | 74 | 6.375 | 124300 |
| 610 | 69 | 6.875 | 82149.44 |
| 595 | 80 | 6.75 | 109423.69 |
| 671 | 80 | 6.375 | 170199.63 |
| 631 | 90 | 6.75 | 175500 |
| 627 | 69 | 6.125 | 76131.89 |
| 620 | 85 | 6.5 | 114225.67 |
| 614 | 74 | 6.5 | 106511.09 |
| 621 | 90 | 8.125 | 84656.46 |
| 566 | 65 | 7.625 | 67202.18 |
| 623 | 74 | 6.875 | 190108.76 |
| 704 | 70 | 5.8 | 90458.47 |
| 613 | 80 | 6.25 | 79118.86 |
| 642 | 79 | 5.625 | 99287.42 |
| 654 | 85 | 6.5 | 75304.33 |
| 628 | 88 | 6.05 | 167987.49 |
| 649 | 78 | 6.625 | 119464.78 |
| 685 | 67 | 7.25 | 49802.59 |
| 537 | 70 | 9.875 | 189261.91 |
| 491 | 55 | 9.5 | 110665.84 |
| 666 | 79 | 7.49 | 219171.71 |
| 591 | 72 | 8 | 74745.02 |
| 653 | 90 | 6.375 | 197073.29 |
| 549 | 75 | 7.5 | 86673.09 |
| 589 | 79 | 6.5 | 175358.37 |
| 648 | 89 | 6.875 | 128064.47 |
| 636 | 77 | 6.25 | 85920.06 |
| 635 | 85 | 6.375 | 245346.26 |
| 555 | 75 | 7.25 | 95620.99 |
| 591 | 38 | 6.5 | 149313.6 |
| 645 | 74 | 6.75 | 108724.58 |
| 615 | 73 | 6.375 | 335000 |

| | | | |
|---|---|---|---|
| 563 | 57 | 6.875 | 169277.67 |
| 650 | 53 | 6.25 | 99520.59 |
| 584 | 77 | 7 | 79620.3 |
| 661 | 85 | 6.375 | 266241.15 |
| 646 | 80 | 6.375 | 272000 |
| 551 | 75 | 8.125 | 109635.29 |
| 610 | 58 | 6.5 | 198900.35 |
| 643 | 65 | 5.875 | 154990.16 |
| 628 | 85 | 7.625 | 113582.2 |
| 642 | 64 | 6.5 | 108290.41 |
| 582 | 70 | 7 | 55767.8 |
| 646 | 40 | 8.75 | 104688.24 |
| 607 | 41 | 6.75 | 63721.38 |
| 571 | 49 | 6.625 | 74665.49 |
| 602 | 76 | 7.875 | 134031.07 |
| 618 | 46 | 6.625 | 57243.53 |
| 583 | 80 | 7.125 | 151384.99 |
| 666 | 79 | 6 | 95891.07 |
| 682 | 70 | 6 | 100200 |
| 640 | 85 | 6.875 | 92106.95 |
| 621 | 90 | 6.75 | 198355.36 |
| 544 | 53 | 6.5 | 134383.15 |
| 556 | 75 | 7.75 | 94909.52 |
| 572 | 80 | 7.75 | 81256.62 |
| 694 | 80 | 6.875 | 130971.2 |
| 671 | 79 | 6.99 | 218462.47 |
| 560 | 68 | 7.125 | 101670.82 |
| 541 | 75 | 8.25 | 100922.69 |
| 620 | 60 | 7.5 | 133496.49 |
| 656 | 90 | 7.375 | 85237.35 |
| 530 | 60 | 8.375 | 64795.14 |
| 623 | 66 | 7.5 | 109586.67 |
| 647 | 70 | 8.375 | 59264.07 |
| 573 | 80 | 7.5 | 67680.97 |
| 576 | 66 | 8.375 | 55801.94 |
| 590 | 75 | 6.75 | 114894.9 |
| 639 | 90 | 6.85 | 173854.52 |
| 678 | 90 | 6.625 | 313829.27 |
| 694 | 88 | 6.875 | 146750.89 |
| 642 | 75 | 7 | 165000 |
| 541 | 75 | 8.25 | 127087.87 |
| 624 | 70 | 5.875 | 156689.22 |
| 535 | 80 | 6.9 | 165553.19 |
| 621 | 84 | 7.25 | 99884.5 |
| 644 | 89 | 7.5 | 106249.29 |
| 702 | 95 | 7.25 | 187357.42 |
| 611 | 46 | 6.875 | 139525.47 |
| 659 | 90 | 7.875 | 78080.28 |
| 600 | 75 | 7.25 | 59810.35 |
| 646 | 88 | 6.875 | 211060.77 |
| 570 | 72 | 7.5 | 112401.87 |
| 627 | 79 | 6.875 | 159320.14 |

| | | | |
|---|---|---|---|
| 617 | 85 | 6.625 | 109836.78 |
| 577 | 79 | 7.25 | 219131.46 |
| 650 | 90 | 6.875 | 79759.65 |
| 599 | 80 | 7.45 | 111490.83 |
| 654 | 51 | 6.25 | 139328.88 |
| 579 | 80 | 8.25 | 127670.09 |
| 636 | 57 | 7 | 54726.91 |
| 627 | 85 | 7.5 | 114318.84 |
| 620 | 90 | 6.95 | 116510.08 |
| 681 | 74 | 7 | 82216.91 |
| 752 | 75 | 6.5 | 650000 |
| 711 | 95 | 7.25 | 119227.41 |
| 655 | 51 | 6.875 | 162447.53 |
| 645 | 75 | 6.625 | 123938.97 |
| 604 | 78 | 6.875 | 67769.53 |
| 607 | 80 | 7 | 99669.25 |
| 577 | 67 | 8.875 | 59829.29 |
| 620 | 75 | 6.75 | 198009.02 |
| 667 | 80 | 6.5 | 259052.14 |
| 630 | 70 | 5.75 | 104334.32 |
| 582 | 62 | 7.375 | 90720.49 |
| 610 | 80 | 7 | 264000 |
| 608 | 65 | 6.75 | 129538.83 |
| 567 | 76 | 7.875 | 94668.77 |
| 578 | 80 | 5.99 | 63612.2 |
| 626 | 90 | 6.3 | 75644.11 |
| 550 | 48 | 7.5 | 79699.42 |
| 700 | 85 | 7.625 | 131267.11 |
| 594 | 50 | 7.25 | 164348.62 |
| 634 | 83 | 7.125 | 122004.32 |
| 571 | 21 | 7.125 | 134453.77 |
| 620 | 77 | 6 | 60058.08 |
| 513 | 50 | 8.5 | 119706.1 |
| 612 | 73 | 6.25 | 188277.04 |
| 634 | 87 | 7.375 | 74711.11 |
| 571 | 75 | 7.25 | 96586.5 |
| 640 | 80 | 6.75 | 143278.37 |
| 498 | 25 | 7 | 149503.88 |
| 565 | 80 | 7.25 | 72570.79 |
| 651 | 64 | 8.125 | 84775.33 |
| 604 | 67 | 6.75 | 51819.4 |
| 694 | 65 | 6.375 | 217974.96 |
| 637 | 75 | 6.5 | 142346.57 |
| 601 | 44 | 6.625 | 159430.63 |
| 610 | 56 | 7.125 | 279096.31 |
| 690 | 85 | 7.375 | 70726.52 |
| 616 | 75 | 6.3 | 159427.38 |
| 635 | 67 | 7.375 | 89723.52 |
| 618 | 80 | 6.75 | 159431.32 |
| 642 | 80 | 6.375 | 67746.07 |
| 529 | 64 | 8.375 | 174560.31 |
| 640 | 85 | 7.375 | 219152.61 |

| | | | |
|---|---|---|---|
| 608 | 75 | 6.625 | 84249.14 |
| 628 | 85 | 6.625 | 226092.57 |
| 630 | 83 | 6.75 | 159391.82 |
| 694 | 94 | 7.375 | 135818.76 |
| 560 | 55 | 7.625 | 89238.4 |
| 698 | 80 | 6.5 | 112388.79 |
| 736 | 80 | 5.75 | 223057.79 |
| 591 | 51 | 6.25 | 143449.19 |
| 551 | 80 | 7 | 168241.69 |
| 608 | 80 | 6.625 | 182548.09 |
| 558 | 53 | 7.875 | 99696.57 |
| 653 | 56 | 5.75 | 85712.45 |
| 607 | 73 | 6.5 | 152442.25 |
| 690 | 90 | 6 | 447532.11 |
| 594 | 80 | 7 | 137136.91 |
| 636 | 81 | 7.25 | 110152.07 |
| 601 | 69 | 7.5 | 65802.24 |
| 630 | 78 | 6.5 | 182332.88 |
| 579 | 80 | 7.625 | 126628.81 |
| 634 | 55 | 7.375 | 216498.71 |
| 559 | 75 | 7.625 | 93475.97 |
| 628 | 80 | 7.5 | 87706.3 |
| 580 | 69 | 7.25 | 71272.04 |
| 663 | 90 | 7.625 | 148500 |
| 561 | 76 | 7.625 | 398830.91 |
| 745 | 87 | 6.875 | 81722.07 |
| 634 | 80 | 6.75 | 150674.87 |
| 648 | 85 | 7.625 | 138550 |
| 621 | 90 | 7.75 | 94500 |
| 607 | 76 | 5.7 | 262750 |
| 622 | 80 | 7.25 | 81070.83 |
| 667 | 75 | 5.675 | 75859.08 |
| 627 | 95 | 7.75 | 259350 |
| 647 | 83 | 6.5 | 95000 |
| 623 | 70 | 7.75 | 420000 |
| 616 | 92 | 8 | 104715.37 |
| 579 | 80 | 7.375 | 113649.82 |
| 601 | 95 | 7.375 | 123120.64 |
| 635 | 72 | 8.9 | 49887.21 |
| 610 | 95 | 8.25 | 134640.16 |
| 665 | 80 | 7.25 | 79748.11 |
| 612 | 80 | 7.25 | 79349.36 |
| 690 | 80 | 6.75 | 292039.44 |
| 545 | 73 | 8.65 | 213355.44 |
| 580 | 80 | 6.35 | 152877.64 |
| 619 | 80 | 8.85 | 191673 |
| 580 | 50 | 7.25 | 64627.88 |
| 539 | 70 | 12.25 | 73419.18 |
| 538 | 70 | 11.5 | 53830.09 |
| 594 | 80 | 7.7 | 90856.93 |
| 577 | 90 | 7.625 | 228246.16 |
| 732 | 80 | 7.15 | 75657.87 |

| | | | |
|---|---|---|---|
| 601 | 80 | 7.75 | 78536.12 |
| 604 | 80 | 6.25 | 72352.4 |
| 655 | 80 | 8.2 | 67867.15 |
| 581 | 80 | 7.5 | 121646.86 |
| 802 | 75 | 6.25 | 213138.36 |
| 738 | 80 | 7.625 | 239475.59 |
| 589 | 80 | 7.75 | 319318.08 |
| 626 | 94 | 8.2 | 92819.04 |
| 668 | 83 | 5.625 | 68552.2 |
| 570 | 80 | 7 | 87635.08 |
| 708 | 95 | 6.625 | 122003.39 |
| 617 | 74 | 6.75 | 102541.76 |
| 509 | 70 | 9.625 | 171082.57 |
| 601 | 65 | 5.625 | 50128.01 |
| 567 | 79 | 7.375 | 85582.83 |
| 680 | 80 | 6 | 85877.39 |
| 604 | 80 | 6 | 107644.94 |
| 577 | 73 | 6.625 | 64651.08 |
| 594 | 80 | 6.75 | 70690.88 |
| 558 | 80 | 7.375 | 111480.71 |
| 545 | 69 | 6.625 | 90412.08 |
| 602 | 80 | 5.625 | 70241.14 |
| 632 | 80 | 6.25 | 178961.77 |
| 564 | 62 | 6.875 | 56708.52 |
| 620 | 80 | 6.375 | 98641.34 |
| 650 | 90 | 6.5 | 109298.24 |
| 563 | 75 | 6.625 | 67198.93 |
| 641 | 80 | 5.625 | 184200.71 |
| 625 | 80 | 6.125 | 61795.1 |
| 531 | 70 | 7.25 | 81277.5 |
| 619 | 80 | 6.375 | 79455.55 |
| 745 | 75 | 7.375 | 97124.45 |
| 745 | 75 | 7.375 | 98618.68 |
| 690 | 75 | 7.375 | 80687.99 |
| 621 | 90 | 7 | 183889.77 |
| 613 | 80 | 8.49 | 98215.37 |
| 623 | 80 | 7.49 | 110748.53 |
| 640 | 90 | 6.875 | 331258.19 |
| 610 | 82 | 7.75 | 110464.2 |
| 574 | 80 | 7.74 | 135709.55 |
| 585 | 80 | 7.75 | 73443.15 |
| 625 | 80 | 7.45 | 110942.9 |
| 642 | 80 | 8.35 | 87035.45 |
| 585 | 80 | 7.9 | 90275.8 |
| 655 | 80 | 7.7 | 87012.27 |
| 615 | 95 | 8.5 | 61162.85 |
| 548 | 78 | 7.55 | 84619.3 |
| 619 | 95 | 7.875 | 52490.68 |
| 527 | 70 | 8.875 | 50443.17 |
| 621 | 95 | 7.5 | 64978.12 |
| 637 | 80 | 6.625 | 112199.29 |
| 641 | 83 | 6.65 | 222708.57 |

| | | | |
|---|---|---|---|
| 657 | 88 | 7.375 | 114025.67 |
| 629 | 90 | 7.63 | 303489.52 |
| 607 | 90 | 7.05 | 104230.16 |
| 640 | 90 | 6.75 | 79961.67 |
| 561 | 90 | 8 | 146502.48 |
| 579 | 72 | 7.125 | 369406.48 |
| 597 | 51 | 6.75 | 162718.55 |
| 548 | 67 | 7.25 | 139780.9 |
| 587 | 68 | 6 | 67658.1 |
| 573 | 80 | 7.125 | 199354.52 |
| 543 | 85 | 7.75 | 329296.72 |
| 640 | 80 | 6.875 | 187423.71 |
| 627 | 90 | 7.5 | 381643.05 |
| 715 | 68 | 6.85 | 52574.54 |
| 597 | 52 | 5.99 | 90658.47 |
| 604 | 95 | 7.875 | 125226.83 |
| 562 | 90 | 8.75 | 64725.17 |
| 559 | 90 | 8.5 | 70564.09 |
| 648 | 80 | 6.5 | 53902.1 |
| 616 | 85 | 7.5 | 51772.8 |
| 569 | 90 | 8 | 53837.42 |
| 650 | 95 | 7.625 | 70286.78 |
| 607 | 95 | 7.125 | 231240.58 |
| 570 | 58 | 7.75 | 65859.33 |
| 567 | 77 | 8.25 | 64874.78 |
| 631 | 80 | 6.75 | 135765.14 |
| 650 | 80 | 6.75 | 53657.16 |
| 623 | 80 | 7 | 55828.05 |
| 612 | 80 | 6.75 | 119692.96 |
| 629 | 80 | 6.875 | 54707.65 |
| 633 | 85 | 7.5 | 217276.01 |
| 600 | 85 | 7.75 | 50927.77 |
| 595 | 45 | 6.25 | 181653.72 |
| 611 | 77 | 6.625 | 164708.05 |
| 652 | 72 | 6.875 | 205631.37 |
| 637 | 80 | 7.375 | 62304.75 |
| 656 | 75 | 7 | 383368.64 |
| 608 | 48 | 6.75 | 200353.43 |
| 576 | 90 | 7.5 | 67399.5 |
| 562 | 85 | 8.125 | 188751.9 |
| 614 | 57 | 6.875 | 104823.06 |
| 555 | 30 | 7.875 | 69903.34 |
| 591 | 72 | 7.75 | 67903.69 |
| 653 | 79 | 6.875 | 102900.04 |
| 627 | 80 | 6.75 | 165314.04 |
| 600 | 80 | 6.75 | 73872.2 |
| 622 | 90 | 7.5 | 174739.43 |
| 646 | 70 | 7 | 96441.16 |
| 561 | 85 | 7.625 | 167007.12 |
| 619 | 93 | 8.5 | 161803.02 |
| 620 | 84 | 7.5 | 166751.35 |
| 701 | 90 | 7.125 | 80870.05 |

| | | | |
|---|---|---|---|
| 610 | 80 | 6.875 | 109315.48 |
| 595 | 80 | 7.5 | 89466.58 |
| 599 | 60 | 8.75 | 137840.62 |
| 637 | 90 | 6.875 | 52112.03 |
| 632 | 80 | 6.75 | 94217.02 |
| 607 | 90 | 6.75 | 129775.51 |
| 615 | 95 | 7.125 | 104332.36 |
| 576 | 67 | 6.5 | 301652.14 |
| 635 | 94 | 8 | 180656.43 |
| 579 | 80 | 8.875 | 267698.39 |
| 624 | 68 | 6.15 | 102000 |
| 606 | 80 | 6.5 | 114400 |
| 684 | 78 | 7.25 | 154879.09 |
| 651 | 80 | 7.125 | 101836.39 |
| 623 | 85 | 6.625 | 100000 |
| 611 | 95 | 7.375 | 72145.06 |
| 726 | 75 | 7.5 | 68897.26 |
| 567 | 72 | 6.75 | 127669.98 |
| 593 | 90 | 7.75 | 112420.6 |
| 582 | 85 | 8.25 | 114676.83 |
| 657 | 90 | 7.125 | 233812.88 |
| 594 | 55 | 6.75 | 104909.6 |
| 616 | 70 | 7.25 | 185355.29 |
| 551 | 75 | 8.375 | 224860.15 |
| 601 | 63 | 6.875 | 254785.77 |
| 626 | 90 | 7.5 | 170873.09 |
| 605 | 90 | 8.75 | 148241.78 |
| 567 | 64 | 7 | 69086.23 |
| 548 | 79 | 7.875 | 90447.84 |
| 650 | 80 | 6.625 | 133921.75 |
| 627 | 80 | 5.875 | 195347.72 |
| 631 | 80 | 7.375 | 131899.55 |
| 552 | 75 | 8.25 | 260833.57 |
| 593 | 90 | 8.5 | 89945.47 |
| 731 | 80 | 5.625 | 71767.98 |
| 565 | 90 | 9.75 | 116834.88 |
| 614 | 85 | 8.125 | 76449.95 |
| 579 | 90 | 8.625 | 64723.21 |
| 628 | 75 | 7.125 | 95097.2 |
| 671 | 90 | 6.625 | 300966.51 |
| 602 | 90 | 7.875 | 114142.15 |
| 649 | 75 | 7.375 | 126903.36 |
| 615 | 85 | 7 | 161733.63 |
| 649 | 40 | 7.375 | 169740.49 |
| 604 | 80 | 6.5 | 97961.35 |
| 672 | 75 | 6.875 | 110413.62 |
| 615 | 80 | 7.125 | 58852.89 |
| 610 | 80 | 6.625 | 127773.51 |
| 575 | 85 | 7.625 | 76444.62 |
| 621 | 80 | 6.625 | 119794.21 |
| 587 | 90 | 8.75 | 89948.21 |
| 568 | 90 | 8.75 | 112435.27 |

| | | | |
|---|---|---|---|
| 672 | 89 | 6.75 | 270267.1 |
| 626 | 95 | 6.625 | 163110.87 |
| 579 | 85 | 8.375 | 106183.96 |
| 629 | 95 | 8 | 118670.32 |
| 604 | 87 | 7.25 | 237814.34 |
| 620 | 85 | 7.25 | 83734.62 |
| 606 | 80 | 6.5 | 141243.47 |
| 568 | 72 | 7.625 | 60706.03 |
| 655 | 80 | 7.125 | 70743.38 |
| 633 | 80 | 7.375 | 63551.6 |
| 585 | 80 | 8.375 | 219863.26 |
| 639 | 95 | 6.5 | 72434.46 |
| 609 | 80 | 7.125 | 71942.42 |
| 660 | 30 | 7.625 | 99927.62 |
| 608 | 95 | 8 | 161641.46 |
| 619 | 95 | 7.875 | 83942.19 |
| 647 | 80 | 6.625 | 132165.71 |
| 584 | 76 | 8 | 98184.07 |
| 602 | 80 | 7.25 | 118913.6 |
| 610 | 80 | 7.5 | 149776.64 |
| 623 | 80 | 6.625 | 93434.36 |
| 631 | 85 | 7.375 | 129101.68 |
| 685 | 75 | 7.25 | 116908.73 |
| 619 | 70 | 7.75 | 98980.09 |
| 552 | 60 | 8.125 | 170638.3 |
| 617 | 80 | 7.625 | 106322.98 |
| 616 | 80 | 7 | 107811.55 |
| 651 | 80 | 6.625 | 130284.95 |
| 586 | 50 | 8.625 | 49970.48 |
| 634 | 80 | 6.625 | 115595.08 |
| 533 | 70 | 8.75 | 55617.98 |
| 661 | 80 | 6.5 | 87920.45 |
| 638 | 90 | 8.125 | 71053.49 |
| 581 | 80 | 7.625 | 207849.45 |
| 595 | 90 | 8.875 | 57567.7 |
| 545 | 61 | 8.875 | 84952.35 |
| 610 | 80 | 7.25 | 127699.84 |
| 552 | 80 | 7.625 | 306977.65 |
| 608 | 80 | 6.75 | 91820.87 |
| 650 | 85 | 7.875 | 123165.18 |
| 573 | 80 | 7.75 | 276804.49 |
| 633 | 67 | 7.75 | 86938.59 |
| 578 | 80 | 7.375 | 234221.63 |
| 603 | 80 | 7.375 | 91830.06 |
| 624 | 85 | 8.625 | 125725.73 |
| 630 | 78 | 7.125 | 116906.43 |
| 690 | 90 | 6.625 | 132632.87 |
| 616 | 80 | 6.75 | 131886.35 |
| 633 | 80 | 6.75 | 107813.5 |
| 605 | 80 | 6.5 | 94664.34 |
| 609 | 49 | 6.5 | 129882.48 |
| 560 | 90 | 8.625 | 67460.15 |

| | | | |
|---|---|---|---|
| 605 | 90 | 7.625 | 239676.4 |
| 675 | 83 | 6.5 | 287739.64 |
| 600 | 85 | 7.25 | 73742.43 |
| 633 | 80 | 7.375 | 170270.33 |
| 582 | 79 | 6.875 | 71939.51 |
| 602 | 95 | 7.625 | 109170.92 |
| 621 | 75 | 7.125 | 83932.82 |
| 663 | 85 | 7.875 | 53513.15 |
| 623 | 90 | 7.5 | 85436.55 |
| 594 | 85 | 7.75 | 91735.2 |
| 618 | 80 | 6.875 | 111606.16 |
| 542 | 85 | 8.5 | 64560.86 |
| 619 | 80 | 6.625 | 119894.12 |
| 687 | 85 | 6.75 | 277760.64 |
| 558 | 84 | 8.25 | 100435.91 |
| 602 | 80 | 6.875 | 118050.73 |
| 564 | 35 | 6.5 | 89818.73 |
| 641 | 60 | 7.375 | 101922.38 |
| 612 | 80 | 7.375 | 59954.34 |
| 555 | 33 | 8.875 | 49971.96 |
| 613 | 95 | 7.5 | 66900.31 |
| 602 | 85 | 7.625 | 86437.4 |
| 636 | 90 | 7.125 | 252000 |
| 575 | 74 | 8.25 | 84945.8 |
| 619 | 80 | 7 | 140584.66 |
| 767 | 90 | 7.5 | 169923.8 |
| 625 | 89 | 7 | 89526.55 |
| 638 | 80 | 6.875 | 107909.26 |
| 617 | 80 | 6.5 | 137350.53 |
| 567 | 85 | 8 | 165189.08 |
| 590 | 80 | 6.75 | 319724.48 |
| 609 | 80 | 6.5 | 100708.87 |
| 623 | 90 | 6.5 | 133079.58 |
| 620 | 82 | 6.25 | 102304.96 |
| 634 | 80 | 6.625 | 95830.13 |
| 624 | 90 | 7 | 310245.49 |
| 636 | 74 | 6.75 | 109905.29 |
| 528 | 74 | 9.25 | 49974.08 |
| 657 | 90 | 6.5 | 190627.51 |
| 663 | 95 | 7.5 | 82588.66 |
| 730 | 80 | 7 | 69792.74 |
| 621 | 80 | 6.75 | 246187.85 |
| 692 | 80 | 6.875 | 97817.75 |
| 629 | 90 | 7.625 | 167878.4 |
| 627 | 90 | 6.75 | 116899.27 |
| 653 | 80 | 7 | 67444.67 |
| 563 | 85 | 8.375 | 63710.37 |
| 598 | 85 | 7.875 | 107875.71 |
| 614 | 70 | 8.75 | 164405.36 |
| 661 | 39 | 5.99 | 49950.13 |
| 612 | 71 | 6.99 | 286000 |
| 607 | 68 | 6.125 | 360000 |

| | | | |
|---|---|---|---|
| 578 | 60 | 9.3 | 183505.81 |
| 647 | 90 | 10.8 | 73772.51 |
| 649 | 70 | 8.4 | 83948.05 |
| 628 | 90 | 8.85 | 89949.28 |
| 646 | 80 | 9.1 | 132728.96 |
| 521 | 49 | 9.25 | 69963.7 |
| 658 | 75 | 7.55 | 112417.33 |
| 539 | 80 | 9.77 | 83960.97 |
| 548 | 80 | 9.55 | 123939.64 |
| 668 | 50 | 8.1 | 113425.38 |
| 547 | 85 | 9.3 | 239577.03 |
| 604 | 90 | 8.6 | 292326.41 |
| 534 | 58 | 9.45 | 199900.58 |
| 603 | 95 | 7.99 | 399731.05 |
| 657 | 95 | 8.99 | 299086.19 |
| 591 | 90 | 8.9 | 330115.79 |
| 558 | 48 | 9.9 | 103953 |
| 577 | 85 | 8.5 | 348288.87 |
| 599 | 48 | 7.65 | 199855.97 |
| 668 | 81 | 8.65 | 80022.96 |
| 633 | 85 | 8.05 | 72202.01 |
| 536 | 75 | 10 | 52976.55 |
| 548 | 60 | 10.5 | 20991.65 |
| 611 | 95 | 8.8 | 104440.49 |
| 514 | 70 | 10.3 | 47580.25 |
| 561 | 75 | 9.45 | 55972.16 |
| 629 | 80 | 9 | 115936.63 |
| 573 | 90 | 9.45 | 120540.05 |
| 595 | 95 | 9.9 | 183267.14 |
| 548 | 85 | 9.5 | 72214.46 |
| 670 | 85 | 7.1 | 182603.13 |
| 653 | 65 | 7.35 | 86383.89 |
| 596 | 90 | 9.95 | 48578.27 |
| 572 | 90 | 10.5 | 56577.5 |
| 636 | 90 | 8.35 | 112429.71 |
| 625 | 85 | 8.4 | 137614.84 |
| 643 | 65 | 6.99 | 92224.19 |
| 651 | 85 | 8.45 | 81550.05 |
| 633 | 95 | 7.99 | 198416.5 |
| 534 | 85 | 9.48 | 135932.82 |
| 609 | 94 | 7.5 | 104422.45 |
| 598 | 80 | 8.2 | 212263.16 |
| 816 | 65 | 6.6 | 68189.49 |
| 649 | 85 | 8 | 93437.26 |
| 603 | 84 | 7.95 | 141903.74 |
| 606 | 75 | 8.95 | 245864.22 |
| 536 | 44 | 8.95 | 100944.25 |
| 652 | 65 | 7.89 | 464181.3 |
| 546 | 55 | 8.8 | 159409.18 |
| 621 | 90 | 8.45 | 143911.86 |
| 595 | 73 | 7.35 | 116910.53 |
| 600 | 88 | 8.99 | 108940.33 |

| | | | |
|---|---|---|---|
| 660 | 50 | 6.65 | 345196.66 |
| 629 | 59 | 8.35 | 49937.3 |
| 537 | 54 | 8.75 | 122358.53 |
| 584 | 80 | 8.25 | 85490.44 |
| 596 | 85 | 10.9 | 52661.41 |
| 532 | 59 | 8.55 | 228724.4 |
| 527 | 75 | 9.9 | 92915.59 |
| 624 | 95 | 9 | 132927.35 |
| 524 | 68 | 11.2 | 55362 |
| 596 | 75 | 10.65 | 55831.81 |
| 697 | 95 | 8.15 | 227851.61 |
| 705 | 85 | 6.6 | 203637.27 |
| 589 | 75 | 9.99 | 70093.91 |
| 710 | 90 | 6.6 | 399545.45 |
| 602 | 90 | 9.2 | 65665.58 |
| 600 | 65 | 7.25 | 197939.76 |
| 608 | 90 | 8.1 | 440418.14 |
| 653 | 85 | 8.65 | 101878.89 |
| 621 | 90 | 8.3 | 193377.87 |
| 649 | 90 | 7.75 | 179872.95 |
| 610 | 90 | 9.8 | 210502.78 |
| 660 | 95 | 8.8 | 180293.68 |
| 520 | 70 | 10.55 | 60176.33 |
| 621 | 60 | 8.3 | 40714.29 |
| 596 | 53 | 7.9 | 88877.72 |
| 549 | 70 | 11.22 | 72775.25 |
| 702 | 80 | 6.05 | 322561.03 |
| 618 | 90 | 7.99 | 134909.22 |
| 655 | 85 | 8.65 | 140167.62 |
| 583 | 90 | 8.85 | 148415.19 |
| 610 | 90 | 9.8 | 64770.08 |
| 603 | 90 | 8.95 | 175403.13 |
| 628 | 80 | 7.5 | 91132.31 |
| 595 | 90 | 8.75 | 295030.16 |
| 579 | 80 | 7.94 | 308166.6 |
| 709 | 80 | 8.5 | 66278.46 |
| 585 | 60 | 9.65 | 42838.15 |
| 578 | 57 | 10.2 | 26309.19 |
| 623 | 76 | 7.04 | 79869.48 |
| 652 | 60 | 8.9 | 19592.48 |
| 571 | 60 | 9 | 58977.57 |
| 548 | 60 | 10.6 | 28177.96 |
| 591 | 63 | 9.25 | 60836.61 |
| 654 | 85 | 9.25 | 59437.55 |
| 579 | 64 | 9.06 | 207161.66 |
| 529 | 60 | 11 | 28179.79 |
| 533 | 60 | 11.15 | 28790.06 |
| 549 | 60 | 10.5 | 34786.17 |
| 542 | 60 | 10.8 | 17986.52 |
| 558 | 65 | 8.88 | 55737.27 |
| 627 | 95 | 9.15 | 121470.75 |
| 560 | 85 | 9.85 | 54220.41 |

| | | | |
|---|---|---|---|
| 578 | 89 | 9.85 | 52951.38 |
| 664 | 85 | 8.4 | 57339.52 |
| 645 | 80 | 9 | 61033.08 |
| 645 | 95 | 8.8 | 80657.7 |
| 613 | 91 | 8.75 | 49971.22 |
| 589 | 90 | 9.45 | 80919.16 |
| 632 | 95 | 9.375 | 151845.88 |
| 627 | 90 | 8.75 | 98885.66 |
| 545 | 60 | 10.6 | 29676.78 |
| 609 | 95 | 8.8 | 150014.52 |
| 540 | 65 | 10.22 | 75368.18 |
| 535 | 70 | 9.25 | 276212.2 |
| 583 | 75 | 9.65 | 63719.62 |
| 667 | 72 | 8.5 | 49939.2 |
| 605 | 70 | 9.8 | 67262.59 |
| 673 | 95 | 8.49 | 145261.76 |
| 645 | 80 | 8.45 | 123847.66 |
| 645 | 90 | 7.99 | 157287.49 |
| 701 | 95 | 7.025 | 181153.13 |
| 715 | 80 | 7.15 | 83865.9 |
| 644 | 90 | 9.55 | 143859.26 |
| 521 | 65 | 10.85 | 115657.37 |
| 612 | 49 | 7.95 | 153895.61 |
| 655 | 70 | 8 | 74150.47 |
| 619 | 95 | 9.3 | 74023.68 |
| 628 | 95 | 8.55 | 170794.2 |
| 595 | 70 | 6.75 | 166312.31 |
| 642 | 17 | 8.65 | 37955.2 |
| 642 | 80 | 8.45 | 102737.07 |
| 571 | 80 | 9.8 | 98754.39 |
| 556 | 58 | 8.75 | 159815.21 |
| 537 | 60 | 11.25 | 30089.19 |
| 547 | 70 | 10.99 | 103525.6 |
| 659 | 93 | 8.35 | 133831.97 |
| 669 | 60 | 9.25 | 28170.64 |
| 662 | 65 | 7.1 | 177228.83 |
| 540 | 85 | 10.35 | 60724.89 |
| 622 | 85 | 8.6 | 68003.89 |
| 674 | 80 | 6.9 | 89449.75 |
| 606 | 88 | 8.9 | 62804.31 |
| 601 | 63 | 7.6 | 57765.56 |
| 602 | 40 | 9.5 | 28691.62 |
| 524 | 70 | 10.6 | 58054.6 |
| 555 | 85 | 7.75 | 229338.02 |
| 633 | 75 | 9.75 | 74965.01 |
| 604 | 95 | 9.5 | 56971.96 |
| 571 | 90 | 8.15 | 407434.66 |
| 626 | 75 | 6.8 | 175350.37 |
| 662 | 48 | 6.8 | 105909.62 |
| 551 | 50 | 8.7 | 99941.86 |
| 540 | 47 | 9.4 | 125936.7 |
| 588 | 90 | 9.35 | 196999.94 |

| | | | |
|---|---|---|---|
| 576 | 90 | 9.77 | 70167.39 |
| 592 | 85 | 7.2 | 201291.28 |
| 643 | 95 | 8.9 | 125330.06 |
| 647 | 75 | 8 | 146151.86 |
| 569 | 75 | 8.75 | 50221.09 |
| 565 | 90 | 9.758 | 76014.57 |
| 675 | 95 | 7.5 | 223084.31 |
| 600 | 90 | 8.75 | 227868.82 |
| 623 | 85 | 8.95 | 131400.25 |
| 607 | 95 | 8.75 | 362691.21 |
| 777 | 95 | 7.35 | 90180.98 |
| 635 | 75 | 8.25 | 40474.17 |
| 561 | 90 | 10.85 | 68374.8 |
| 532 | 45 | 10.55 | 74970.52 |
| 655 | 80 | 8.45 | 86347.11 |
| 656 | 24 | 8.5 | 50469.4 |
| 573 | 52 | 7.65 | 268806.28 |
| 549 | 61 | 8.45 | 114929.61 |
| 604 | 80 | 7.65 | 102013.09 |
| 640 | 80 | 7.45 | 128116.65 |
| 615 | 85 | 10.85 | 72223.38 |
| 613 | 83 | 8.5 | 50969.1 |
| 626 | 85 | 8.45 | 63710.98 |
| 671 | 80 | 6.375 | 86439.87 |
| 524 | 56 | 7.375 | 150000 |
| 632 | 64 | 6.75 | 375350.72 |
| 524 | 65 | 8.25 | 179885.22 |
| 585 | 90 | 7.5 | 89866 |
| 552 | 75 | 9.25 | 52472.79 |
| 610 | 52 | 6 | 152000 |
| 585 | 90 | 7.88 | 60258.54 |
| 566 | 80 | 7.375 | 63951.3 |
| 606 | 80 | 7 | 89526.56 |
| 615 | 89 | 8 | 123417.13 |
| 565 | 60 | 7.5 | 50962.15 |
| 559 | 75 | 7.75 | 115418.48 |
| 619 | 90 | 7 | 84930.32 |
| 574 | 75 | 7.25 | 67447.34 |
| 647 | 59 | 6.75 | 49956.95 |
| 506 | 63 | 11 | 54980.39 |
| 570 | 80 | 7.875 | 99931.18 |
| 589 | 67 | 6.4 | 104805.92 |
| 633 | 90 | 8.5 | 248570.63 |
| 620 | 80 | 7.25 | 86732.29 |
| 609 | 95 | 7 | 73090.04 |
| 668 | 90 | 7.25 | 116631.58 |
| 562 | 80 | 8 | 107927.53 |
| 633 | 80 | 7.625 | 127814.11 |
| 576 | 90 | 9.875 | 73732.67 |
| 648 | 80 | 7.5 | 147727.57 |
| 576 | 80 | 8.5 | 97481.32 |
| 602 | 85 | 7.5 | 60995.08 |

| | | | |
|---|---|---|---|
| 609 | 85 | 7.25 | 405133.71 |
| 602 | 90 | 7.875 | 67406.79 |
| 732 | 80 | 6.5 | 137972.75 |
| 718 | 80 | 7.25 | 184829.04 |
| 631 | 80 | 7.25 | 71088.58 |
| 613 | 80 | 8.375 | 123046.31 |
| 628 | 80 | 7 | 201218.61 |
| 618 | 66 | 5.625 | 169254.25 |
| 622 | 64 | 6.125 | 249512.78 |
| 653 | 80 | 6.875 | 95838.24 |
| 616 | 80 | 6.375 | 202024.08 |
| 617 | 44 | 6.625 | 74933.83 |
| 648 | 80 | 6.625 | 220608.95 |
| 614 | 62 | 8 | 167763.74 |
| 657 | 80 | 6.625 | 219610.73 |
| 599 | 80 | 7.75 | 127818.73 |
| 638 | 80 | 7.75 | 171878.6 |
| 629 | 85 | 7.875 | 84941.5 |
| 631 | 80 | 7.5 | 179731.99 |
| 714 | 80 | 6.25 | 279200 |
| 676 | 80 | 7.25 | 58754.13 |
| 596 | 62 | 6 | 198994.49 |
| 618 | 85 | 7 | 152748.45 |
| 662 | 80 | 6.875 | 112809.59 |
| 741 | 60 | 6.5 | 82849.52 |
| 617 | 90 | 6.25 | 139683.72 |
| 695 | 80 | 6.625 | 187667.36 |
| 703 | 78 | 7.125 | 79871.68 |
| 659 | 80 | 6.875 | 231609.08 |
| 602 | 80 | 6 | 135639.1 |
| 725 | 80 | 7 | 279539.62 |
| 658 | 90 | 7.875 | 175257.65 |
| 599 | 90 | 10.375 | 70142.03 |
| 631 | 69 | 6.125 | 54946.54 |
| 664 | 80 | 6.5 | 131760.69 |
| 632 | 80 | 7.25 | 207674.5 |
| 578 | 90 | 7.875 | 196064.97 |
| 634 | 80 | 7.625 | 95930.52 |
| 638 | 74 | 7.5 | 259612.87 |
| 716 | 80 | 6.375 | 89716.82 |
| 610 | 90 | 7.875 | 106926.37 |
| 694 | 80 | 6.875 | 215536.2 |
| 607 | 80 | 8.25 | 79948.99 |
| 564 | 90 | 9 | 103386.52 |
| 581 | 90 | 9.5 | 118741.57 |
| 600 | 80 | 6.85 | 90923.17 |
| 652 | 95 | 8.39 | 64559.97 |
| 604 | 90 | 8.03 | 85442.98 |
| 591 | 90 | 8.03 | 74650.18 |
| 568 | 90 | 8.03 | 224849.95 |
| 604 | 80 | 6.85 | 96718.28 |
| 571 | 85 | 8.15 | 113925.81 |

| | | | |
|---|---|---|---|
| 552 | 85 | 8.79 | 119781.61 |
| 565 | 80 | 8.3 | 70905.22 |
| 646 | 85 | 7.89 | 67953.34 |
| 523 | 70 | 8.95 | 136424.66 |
| 609 | 75 | 7.25 | 151381.81 |
| 569 | 80 | 7.43 | 96727.14 |
| 671 | 95 | 7.99 | 90189.32 |
| 589 | 80 | 8.2 | 107130.94 |
| 580 | 80 | 6.5 | 131880.67 |
| 586 | 90 | 7.13 | 148500 |
| 589 | 85 | 6.95 | 70491.6 |
| 628 | 75 | 8.25 | 58462.7 |
| 542 | 75 | 9.34 | 65216.8 |
| 648 | 85 | 7.65 | 126558.79 |
| 635 | 89 | 6.75 | 71938.01 |
| 563 | 60 | 8.4 | 89944.35 |
| 548 | 75 | 8.79 | 93696.51 |
| 613 | 95 | 7.89 | 254000 |
| 602 | 80 | 7.25 | 119906.39 |
| 568 | 80 | 8.03 | 59959.99 |
| 646 | 90 | 7.63 | 92932.75 |
| 617 | 85 | 7.89 | 104878 |
| 648 | 85 | 7.53 | 79000 |
| 633 | 83 | 6.99 | 110500 |
| 573 | 70 | 7.99 | 90239.29 |
| 587 | 90 | 8.03 | 117000 |
| 609 | 80 | 7.625 | 135901.57 |
| 771 | 80 | 6.5 | 147866.21 |
| 670 | 80 | 7.25 | 84000 |
| 637 | 80 | 8 | 103830.29 |
| 620 | 79 | 5.875 | 93550 |
| 667 | 80 | 8.375 | 64000 |
| 567 | 80 | 7.375 | 156000 |
| 636 | 65 | 7.625 | 210447.58 |
| 609 | 64 | 5.75 | 305000 |
| 576 | 80 | 7.25 | 212800 |
| 579 | 90 | 6.375 | 91260.12 |
| 600 | 80 | 8.25 | 67157.15 |
| 598 | 90 | 6 | 290531.95 |
| 700 | 80 | 7.375 | 239817.38 |
| 607 | 80 | 7 | 65600 |
| 600 | 85 | 6.75 | 76450 |
| 639 | 80 | 7.5 | 150974.88 |
| 608 | 80 | 7 | 79934.43 |
| 633 | 72 | 6.375 | 191962.28 |
| 705 | 70 | 7.625 | 149282.91 |
| 627 | 70 | 7.75 | 204709.68 |
| 616 | 75 | 7.875 | 167768 |
| 599 | 80 | 7.25 | 167737.09 |
| 614 | 89 | 7.5 | 211343.04 |
| 610 | 90 | 6.875 | 211771.94 |
| 704 | 93 | 7.75 | 189366.25 |

| | | | |
|---|---|---|---|
| 600 | 80 | 7.625 | 128000 |
| 620 | 80 | 8.75 | 113134.88 |
| 649 | 75 | 6.75 | 163500 |
| 628 | 80 | 6.375 | 121887.01 |
| 550 | 84 | 9.375 | 72000 |
| 532 | 57 | 7.625 | 165000 |
| 540 | 85 | 8.375 | 309807.32 |
| 641 | 80 | 8 | 90339.35 |
| 674 | 73 | 6.25 | 98000 |
| 721 | 95 | 7.125 | 121600 |
| 712 | 62 | 6.75 | 94000 |
| 762 | 80 | 7.5 | 104000 |
| 703 | 60 | 5.875 | 287000 |
| 525 | 80 | 8.625 | 230263.97 |
| 558 | 80 | 8.375 | 61561.72 |
| 593 | 74 | 8.25 | 236700 |
| 636 | 80 | 7.25 | 91228.77 |
| 551 | 50 | 8.99 | 64750 |
| 520 | 70 | 9.25 | 153920.16 |
| 624 | 90 | 7.375 | 104600 |
| 679 | 95 | 7 | 100617.46 |
| 609 | 78 | 6.75 | 197829.53 |
| 518 | 68 | 7 | 239803.27 |
| 600 | 95 | 8.25 | 89243.06 |
| 609 | 95 | 8.625 | 115831.57 |
| 557 | 80 | 8.75 | 132000 |
| 577 | 90 | 8.5 | 189000 |
| 554 | 70 | 8.5 | 166600 |
| 592 | 90 | 8.375 | 56764.7 |
| 549 | 70 | 10.125 | 59500 |
| 535 | 75 | 8.5 | 67500 |
| 636 | 85 | 7.25 | 114750 |
| 628 | 90 | 8.25 | 52100 |
| 558 | 85 | 8.5 | 101100 |
| 636 | 95 | 8.45 | 134917.38 |
| 586 | 90 | 7.55 | 324050 |
| 652 | 79 | 7.75 | 60000 |
| 580 | 90 | 7.65 | 76444.91 |
| 556 | 80 | 8.5 | 62362.2 |
| 623 | 86 | 7 | 148658.04 |
| 579 | 75 | 7.2 | 85807.34 |
| 625 | 93 | 7.25 | 91068.9 |
| 589 | 90 | 6.95 | 242798.85 |
| 645 | 90 | 6.9 | 71939.81 |
| 703 | 80 | 7 | 55954.09 |
| 568 | 60 | 9.45 | 75600 |
| 542 | 90 | 8.995 | 139423.72 |
| 572 | 64 | 7.55 | 57600 |
| 594 | 85 | 7.7 | 138451.22 |
| 641 | 85 | 8.05 | 86642.41 |
| 612 | 95 | 6.99 | 157570.48 |
| 574 | 70 | 8.35 | 101331.65 |

| | | | |
|---|---|---|---|
| 617 | 90 | 7.2 | 61200 |
| 563 | 62 | 7.275 | 149883.57 |
| 582 | 90 | 7.325 | 264396.64 |
| 626 | 80 | 6.8 | 111704.68 |
| 589 | 62 | 6.865 | 79932.66 |
| 602 | 95 | 7.865 | 80344.56 |
| 572 | 90 | 7.625 | 111519.23 |
| 636 | 80 | 6.39 | 247770.97 |
| 656 | 80 | 6.875 | 259000 |
| 619 | 95 | 7.49 | 86860.16 |
| 620 | 95 | 8.565 | 90196.05 |
| 541 | 26 | 7.85 | 49965.41 |
| 590 | 90 | 8.49 | 80950.83 |
| 543 | 83 | 8.25 | 222158.24 |
| 705 | 80 | 6.39 | 75060.73 |
| 564 | 80 | 6.85 | 71939.21 |
| 623 | 80 | 7.19 | 87930.53 |
| 542 | 80 | 7.1 | 183852.13 |
| 605 | 65 | 6.565 | 55200.68 |
| 566 | 70 | 9.35 | 136360.86 |
| 624 | 94 | 7.2 | 97762.91 |
| 584 | 90 | 8.24 | 112500 |
| 587 | 90 | 8.24 | 159545.14 |
| 575 | 90 | 7.625 | 238000 |
| 561 | 85 | 10.375 | 81600 |
| 646 | 80 | 7.375 | 82400 |
| 636 | 80 | 7 | 177600 |
| 614 | 90 | 9.125 | 54000 |
| 610 | 80 | 7.5 | 180000 |
| 538 | 59 | 6.75 | 150000 |
| 596 | 78 | 7.375 | 62150 |
| 639 | 80 | 7.75 | 67900 |
| 610 | 71 | 8.5 | 51800 |
| 641 | 95 | 8.125 | 93000 |
| 614 | 75 | 7.375 | 105000 |
| 615 | 85 | 8.125 | 263327.63 |
| 640 | 89 | 7.875 | 190000 |
| 588 | 80 | 7 | 73600 |
| 584 | 90 | 8.25 | 96300 |
| 622 | 80 | 7.875 | 100400 |
| 520 | 62 | 8.25 | 160000 |
| 668 | 80 | 7.5 | 132000 |
| 548 | 62 | 9 | 76600 |
| 600 | 85 | 8.5 | 286276.47 |
| 648 | 85 | 8.25 | 91800 |
| 657 | 85 | 6.625 | 219300 |
| 618 | 80 | 8 | 184000 |
| 623 | 80 | 8 | 171651.45 |
| 627 | 80 | 6.5 | 267757.73 |
| 582 | 80 | 7.25 | 119906.39 |
| 634 | 80 | 6.5 | 247775.8 |
| 588 | 80 | 8.15 | 63916.41 |

| | | | |
|---|---|---|---|
| 695 | 80 | 8.2 | 51932.77 |
| 605 | 90 | 7.775 | 108000 |
| 563 | 90 | 7.75 | 72450 |
| 580 | 74 | 7.425 | 98820 |
| 565 | 90 | 8.825 | 112400 |
| 540 | 60 | 8.5 | 60000 |
| 607 | 95 | 8.49 | 104277.81 |
| 543 | 80 | 8.45 | 70800 |
| 548 | 90 | 8.825 | 145800 |
| 560 | 80 | 8.1 | 117373 |
| 535 | 67 | 9.75 | 60300 |
| 633 | 72 | 6.39 | 93500 |
| 555 | 64 | 9 | 50000 |
| 560 | 90 | 9.575 | 62069.94 |
| 672 | 80 | 6.75 | 79131.81 |
| 561 | 90 | 7.3 | 201512.29 |
| 571 | 90 | 7.55 | 348685.25 |
| 598 | 90 | 7.35 | 103341.21 |
| 594 | 85 | 8 | 233116.32 |
| 645 | 80 | 5.375 | 191351.66 |
| 654 | 80 | 5.875 | 139713.82 |
| 562 | 90 | 7.5 | 116913.16 |
| 576 | 57 | 6.75 | 89922.51 |
| 579 | 90 | 7.375 | 125904.11 |
| 631 | 90 | 7.625 | 143895.77 |
| 611 | 95 | 7.625 | 72147.74 |
| 799 | 90 | 6.75 | 76500 |
| 713 | 85 | 7.625 | 73842.6 |
| 544 | 85 | 8.625 | 67959.85 |
| 557 | 85 | 8.5 | 127422.75 |
| 636 | 60 | 6.375 | 89733.02 |
| 553 | 85 | 8.875 | 104500 |
| 622 | 87 | 7.625 | 151779.26 |
| 608 | 75 | 8.375 | 50250 |
| 591 | 85 | 7.875 | 199612.53 |
| 600 | 90 | 7.375 | 98924.67 |
| 589 | 89 | 7.75 | 211500 |
| 604 | 80 | 7.125 | 84732.19 |
| 637 | 85 | 7.875 | 154700 |
| 674 | 66 | 8.375 | 83000 |
| 711 | 85 | 6.875 | 151172.88 |
| 562 | 53 | 8.25 | 109929.85 |
| 553 | 84 | 7.625 | 137900.12 |
| 673 | 85 | 7.25 | 194847.88 |
| 562 | 80 | 8.5 | 66400 |
| 658 | 75 | 7.125 | 64448.42 |
| 585 | 90 | 8.375 | 97939.08 |
| 600 | 80 | 7 | 101416.79 |
| 584 | 85 | 7.875 | 155892.64 |
| 575 | 85 | 7.625 | 120162.96 |
| 644 | 85 | 6.875 | 210800 |
| 614 | 80 | 7.375 | 52759.82 |

| | | | |
|---|---|---|---|
| 582 | 75 | 9 | 93698.79 |
| 598 | 85 | 7.75 | 95932.24 |
| 609 | 80 | 6.75 | 91920.78 |
| 633 | 85 | 7.625 | 105400 |
| 610 | 80 | 6.15 | 55249.7 |
| 640 | 80 | 6.875 | 91423.13 |
| 621 | 80 | 7.375 | 76941.41 |
| 605 | 80 | 7.125 | 75962 |
| 572 | 85 | 7.5 | 189409.32 |
| 616 | 80 | 7.625 | 115666.21 |
| 640 | 80 | 6.625 | 162206.76 |
| 603 | 80 | 7.125 | 105600 |
| 640 | 80 | 6.625 | 158210.28 |
| 555 | 85 | 8.375 | 74753.5 |
| 602 | 61 | 7.75 | 161000 |
| 623 | 92 | 6.875 | 142000 |
| 602 | 95 | 7 | 129094.09 |
| 642 | 85 | 7.25 | 89180.37 |
| 603 | 90 | 7.25 | 183356.85 |
| 603 | 90 | 7.125 | 116906.43 |
| 543 | 80 | 7.75 | 54400 |
| 614 | 80 | 6.625 | 121892.36 |
| 575 | 90 | 8 | 125915.45 |
| 622 | 80 | 6.75 | 101112.86 |
| 609 | 80 | 7.875 | 103928.42 |
| 647 | 75 | 7.625 | 96000 |
| 602 | 65 | 7.75 | 204000 |
| 556 | 78 | 8 | 110925.52 |
| 659 | 90 | 6.5 | 192000 |
| 671 | 80 | 6.5 | 146320 |
| 580 | 70 | 6.75 | 149870.85 |
| 622 | 75 | 7.25 | 141639.42 |
| 676 | 90 | 6.75 | 204124.1 |
| 594 | 80 | 8.5 | 147910.33 |
| 638 | 75 | 7.5 | 119910.94 |
| 658 | 75 | 7.125 | 94500 |
| 611 | 80 | 6.75 | 100663.25 |
| 628 | 90 | 6.5 | 265500 |
| 538 | 65 | 8.625 | 111800 |
| 580 | 70 | 8.625 | 52500 |
| 601 | 80 | 7.375 | 100723.29 |
| 630 | 80 | 6.625 | 135880 |
| 580 | 66 | 7 | 70000 |
| 605 | 80 | 8.875 | 71900 |
| 593 | 75 | 7.5 | 161250 |
| 629 | 80 | 6.75 | 104000 |
| 604 | 85 | 7.8 | 59331.69 |
| 616 | 95 | 6.95 | 161096.58 |
| 601 | 80 | 6.99 | 127789.13 |
| 572 | 85 | 6.95 | 93344.73 |
| 625 | 90 | 6.45 | 118582.52 |
| 632 | 80 | 7.45 | 157161.29 |

| | | | |
|---|---|---|---|
| 555 | 85 | 8.275 | 177925.93 |
| 542 | 75 | 7.7 | 55879.45 |
| 554 | 80 | 6.7 | 138512.51 |
| 555 | 80 | 7.4 | 283350.93 |
| 550 | 80 | 9.35 | 64933.74 |
| 538 | 62 | 6.6 | 209626.6 |
| 614 | 87 | 6 | 398798.4 |
| 549 | 70 | 7.55 | 63510.98 |
| 569 | 80 | 7.65 | 119739.08 |
| 615 | 95 | 6.75 | 134549.59 |
| 607 | 79 | 6.4 | 167532.96 |
| 629 | 80 | 6.575 | 71793.72 |
| 520 | 75 | 8.9 | 69592.62 |
| 588 | 70 | 7.7 | 111839.78 |
| 773 | 65 | 8.6 | 93432.15 |
| 545 | 85 | 8.45 | 145171.45 |
| 626 | 80 | 7.15 | 79807.88 |
| 562 | 62 | 8.4 | 152714.15 |
| 585 | 80 | 6.75 | 91761 |
| 586 | 80 | 7.99 | 131821.91 |
| 626 | 95 | 6.85 | 99446.02 |
| 601 | 80 | 5.65 | 179616.04 |
| 665 | 95 | 7.49 | 147978.89 |
| 605 | 53 | 7.2 | 104783.74 |
| 568 | 80 | 6.75 | 70278.42 |
| 610 | 74 | 6.875 | 274768.97 |
| 616 | 44 | 6.875 | 139882.38 |
| 573 | 80 | 7.75 | 128709.09 |
| 620 | 72 | 6.375 | 161600 |
| 633 | 80 | 6.625 | 283244.15 |
| 564 | 80 | 7.375 | 99847.34 |
| 717 | 90 | 6.375 | 129600 |
| 651 | 80 | 8.375 | 125600 |
| 636 | 95 | 7.125 | 196650 |
| 585 | 80 | 8.375 | 154800 |
| 628 | 74 | 6.125 | 221000 |
| 584 | 80 | 7.5 | 99200 |
| 624 | 85 | 7.5 | 126650 |
| 563 | 75 | 7.625 | 156750 |
| 632 | 85 | 7.625 | 148750 |
| 626 | 85 | 7.5 | 135900 |
| 632 | 75 | 6.75 | 163000 |
| 568 | 90 | 9 | 117000 |
| 609 | 46 | 7 | 66889.84 |
| 627 | 95 | 7.025 | 80518.05 |
| 618 | 90 | 7.375 | 165796.52 |
| 600 | 75 | 7.375 | 99847.34 |
| 667 | 40 | 7.375 | 83374.53 |
| 661 | 90 | 6.875 | 130280.11 |
| 623 | 90 | 7.875 | 203218.98 |
| 738 | 80 | 7.625 | 239475.59 |
| 728 | 85 | 7.125 | 84863.65 |

| | | | |
|---|---|---|---|
| 607 | 48 | 7 | 53511.88 |
| 616 | 89 | 7.625 | 68300.68 |
| 596 | 85 | 7.375 | 195201.57 |
| 634 | 85 | 7.125 | 113717.28 |
| 665 | 80 | 6.25 | 289847.48 |
| 574 | 85 | 7.75 | 146791.82 |
| 648 | 82 | 7.375 | 249618.37 |
| 603 | 85 | 7.5 | 199452.57 |
| 595 | 85 | 7.3 | 261843.65 |
| 602 | 85 | 7.5 | 118911.68 |
| 606 | 80 | 6.5 | 58347.2 |
| 650 | 90 | 6.65 | 179272.9 |
| 583 | 85 | 7.59 | 113733.42 |
| 610 | 90 | 8.25 | 133384.89 |
| 603 | 95 | 7.35 | 218164.8 |
| 682 | 85 | 6.34 | 270725.44 |
| 617 | 80 | 6.18 | 117373.22 |
| 649 | 87 | 7.75 | 65656.9 |
| 693 | 90 | 6.54 | 200700 |
| 683 | 80 | 6.84 | 112209.3 |
| 600 | 80 | 7.43 | 135714.77 |
| 646 | 90 | 7.61 | 132556.65 |
| 637 | 80 | 7.17 | 83067.73 |
| 665 | 88 | 8.54 | 68117.77 |
| 595 | 88 | 8.24 | 67613.19 |
| 598 | 89 | 8.86 | 79809.81 |
| 589 | 90 | 8.11 | 133024.61 |
| 668 | 80 | 7.09 | 104800 |
| 601 | 80 | 7.56 | 68698.78 |
| 639 | 80 | 6.96 | 132132.67 |
| 642 | 80 | 6.91 | 103027.28 |
| 690 | 80 | 6.96 | 137771.32 |
| 644 | 80 | 6.91 | 101093.58 |
| 637 | 85 | 6.71 | 109034.91 |
| 619 | 80 | 7.43 | 127726.86 |
| 586 | 89 | 8.86 | 75914.21 |
| 706 | 80 | 6.84 | 122073.53 |
| 682 | 80 | 6.46 | 101675.9 |
| 641 | 90 | 7.61 | 82379.84 |
| 638 | 80 | 6.71 | 197176.26 |
| 584 | 89 | 9.11 | 79900 |
| 629 | 87 | 7.16 | 61901.23 |
| 639 | 80 | 6.96 | 126989.21 |
| 642 | 80 | 6.91 | 95040.69 |
| 649 | 80 | 7 | 98144 |
| 631 | 89 | 8.25 | 231000 |
| 556 | 90 | 8 | 74949.68 |
| 605 | 80 | 6.75 | 73436.72 |
| 589 | 80 | 5.9 | 106183.53 |
| 606 | 80 | 4.9 | 112842.53 |
| 671 | 80 | 6.05 | 131739.04 |
| 592 | 80 | 4.95 | 74219.19 |

| | | | |
|---|---|---|---|
| 561 | 70 | 5.65 | 195581.92 |
| 612 | 80 | 5.9 | 125344.48 |
| 618 | 80 | 5.85 | 289600 |
| 598 | 80 | 5.9 | 91014.47 |
| 604 | 80 | 5.65 | 155667.24 |
| 590 | 80 | 5.4 | 97946.64 |
| 537 | 58 | 5.85 | 151687.82 |
| 637 | 80 | 6.75 | 86490.38 |
| 638 | 84 | 8.9 | 75415.47 |
| 687 | 80 | 6.15 | 178018.07 |
| 672 | 80 | 6.9 | 253973.42 |
| 653 | 85 | 6.875 | 63646.49 |
| 678 | 90 | 7.25 | 99664.77 |
| 636 | 68 | 7 | 185539.92 |
| 630 | 89 | 6.875 | 229416.98 |
| 698 | 80 | 7.125 | 79871.68 |
| 575 | 90 | 9.275 | 53944.1 |
| 595 | 85 | 8.375 | 220862.64 |
| 606 | 95 | 6.875 | 137634.27 |
| 628 | 80 | 7.375 | 157286.96 |
| 734 | 80 | 7.625 | 49890.74 |
| 600 | 95 | 7.875 | 131959.13 |
| 628 | 75 | 6.99 | 56157.35 |
| 555 | 90 | 8.5 | 107868.68 |
| 605 | 64 | 8.99 | 79912.1 |
| 618 | 48 | 7.975 | 70938.78 |
| 614 | 75 | 7.5 | 164877.55 |
| 653 | 88 | 8.25 | 107931.13 |
| 618 | 85 | 6.75 | 136613.68 |
| 626 | 70 | 8.75 | 55967.78 |
| 622 | 85 | 7.375 | 153633.01 |
| 580 | 80 | 7.99 | 51965.03 |
| 629 | 75 | 7.375 | 161003.86 |
| 571 | 90 | 8.5 | 170796.47 |
| 662 | 75 | 7 | 135987.44 |
| 632 | 95 | 7.75 | 69950.59 |
| 598 | 85 | 7.625 | 106173.1 |
| 602 | 95 | 7 | 151875.41 |
| 609 | 88 | 7.375 | 94927.71 |
| 579 | 70 | 6.375 | 199814.76 |
| 608 | 90 | 7.25 | 148384.16 |
| 604 | 90 | 7.5 | 110617.85 |
| 598 | 90 | 7.875 | 319280.12 |
| 603 | 75 | 6.875 | 87676.27 |
| 569 | 70 | 8.875 | 134324.65 |
| 527 | 69 | 9.25 | 54971.49 |
| 584 | 90 | 7.5 | 159181.78 |
| 605 | 80 | 7.125 | 279776.09 |
| 572 | 80 | 8 | 102331.3 |
| 605 | 77 | 6.75 | 272764.96 |
| 581 | 90 | 8.25 | 98846.93 |
| 538 | 53 | 6.75 | 77932.84 |

| | | | |
|---|---|---|---|
| 570 | 75 | 8.125 | 119921.5 |
| 609 | 85 | 7.75 | 145672.11 |
| 590 | 75 | 7.5 | 50962.15 |
| 698 | 85 | 6.125 | 106146.73 |
| 625 | 89 | 6.5 | 67517.37 |
| 600 | 95 | 7.5 | 119910.94 |
| 609 | 90 | 6.75 | 244289.49 |
| 603 | 85 | 6.5 | 371000 |
| 624 | 64 | 7 | 79934.43 |
| 563 | 80 | 6.85 | 198767.42 |
| 592 | 67 | 6.35 | 252788.43 |
| 681 | 80 | 6.99 | 97439.21 |
| 630 | 80 | 6.15 | 183643.11 |
| 596 | 80 | 6.75 | 271530.3 |
| 541 | 75 | 8.8 | 204515.96 |
| 617 | 80 | 6.95 | 151667.73 |
| 661 | 77 | 5.75 | 171458.09 |
| 621 | 80 | 7 | 110126.91 |
| 565 | 90 | 7 | 236114.51 |
| 524 | 79 | 8.35 | 267663.96 |
| 568 | 74 | 7.85 | 110269.18 |
| 549 | 68 | 7.99 | 89817.26 |
| 767 | 80 | 6.25 | 231558.58 |
| 567 | 80 | 7.75 | 147790.39 |
| 650 | 90 | 6.85 | 99000 |
| 552 | 80 | 8.99 | 117131.14 |
| 595 | 60 | 6.65 | 194656.63 |
| 621 | 88 | 6.8 | 178004.32 |
| 706 | 80 | 6.99 | 136574.63 |
| 652 | 69 | 6.75 | 307266.78 |
| 670 | 80 | 5.99 | 223551.59 |
| 637 | 80 | 7.125 | 135701.97 |
| 672 | 78 | 6.125 | 318277.81 |
| 627 | 74 | 6.5 | 209619.27 |
| 654 | 80 | 8.35 | 299623.84 |
| 625 | 55 | 6.5 | 254537.69 |
| 615 | 72 | 6.25 | 127756.46 |
| 600 | 90 | 8.5 | 271751.69 |
| 638 | 88 | 7.25 | 197690.15 |
| 570 | 75 | 7.65 | 177493.16 |
| 687 | 80 | 7.05 | 103750.79 |
| 629 | 80 | 7.3 | 127721.78 |
| 558 | 59 | 6.99 | 49917.62 |
| 620 | 80 | 7 | 99835.57 |
| 555 | 70 | 6.99 | 231318.27 |
| 725 | 90 | 6.99 | 386362.44 |
| 608 | 80 | 6.85 | 161725.68 |
| 545 | 85 | 8.95 | 131519.1 |
| 527 | 60 | 7.99 | 149797.61 |
| 524 | 60 | 6.7 | 269529.17 |
| 699 | 90 | 7.25 | 67394.36 |
| 619 | 85 | 7.75 | 182915.6 |

| | | | |
|---|---|---|---|
| 589 | 67 | 6.25 | 266492 |
| 538 | 67 | 8.2 | 86887.52 |
| 605 | 74 | 8.7 | 274679.1 |
| 523 | 75 | 7.95 | 86132.69 |
| 601 | 80 | 6.7 | 239581.49 |
| 622 | 59 | 6.6 | 167697.3 |
| 575 | 70 | 8.9 | 118866.74 |
| 700 | 80 | 6.99 | 105825.37 |
| 607 | 80 | 8.45 | 111067.15 |
| 693 | 80 | 6.85 | 175624 |
| 680 | 80 | 7.45 | 255614.99 |
| 610 | 75 | 6.6 | 129669.03 |
| 544 | 79 | 7.85 | 145130.29 |
| 601 | 80 | 6.6 | 185070.34 |
| 548 | 65 | 7.4 | 154764.56 |
| 542 | 80 | 7.5 | 279583.08 |
| 638 | 75 | 6.75 | 101075.15 |
| 667 | 80 | 6.25 | 186843.81 |
| 620 | 80 | 7.6 | 199217.82 |
| 640 | 90 | 7.5 | 133900.33 |
| 579 | 80 | 9 | 143762.17 |
| 679 | 80 | 6.99 | 227544.51 |
| 630 | 70 | 6.99 | 125792.42 |
| 639 | 80 | 7.45 | 146978.63 |
| 659 | 90 | 7.1 | 194086.6 |
| 598 | 85 | 8.7 | 94239.9 |
| 570 | 85 | 7.9 | 95003.14 |
| 597 | 52 | 6.5 | 179673.66 |
| 598 | 80 | 6.35 | 151716.13 |
| 621 | 90 | 7.75 | 62820.9 |
| 562 | 75 | 6.8 | 295743.41 |
| 694 | 80 | 6.85 | 256125.54 |
| 568 | 70 | 6.85 | 300489.78 |
| 553 | 60 | 7.25 | 137784.02 |
| 580 | 89 | 7.95 | 119836.56 |
| 693 | 85 | 6.85 | 275782.21 |
| 603 | 90 | 7.7 | 139300.46 |
| 650 | 46 | 7.25 | 90857.57 |
| 547 | 85 | 8.7 | 95937.11 |
| 612 | 80 | 6.35 | 148521.59 |
| 581 | 80 | 6.99 | 157337.81 |
| 624 | 80 | 6.35 | 263507.28 |
| 568 | 64 | 7.55 | 223669.79 |
| 688 | 80 | 6.99 | 238805.94 |
| 556 | 75 | 7.75 | 80136.34 |
| 597 | 90 | 8.1 | 89881.24 |
| 626 | 80 | 7 | 234813.28 |
| 566 | 90 | 7.99 | 228291.57 |
| 679 | 80 | 6.5 | 266715.57 |
| 624 | 80 | 7.1 | 109073.88 |
| 568 | 90 | 7.2 | 131192.32 |
| 639 | 80 | 6.85 | 162843.78 |

| | | | |
|---|---|---|---|
| 638 | 90 | 7.5 | 126000 |
| 577 | 65 | 6.45 | 178422.86 |
| 677 | 80 | 6.99 | 247591.43 |
| 574 | 65 | 6.35 | 309129.84 |
| 531 | 84 | 8.35 | 97627.43 |
| 684 | 80 | 7.55 | 178536.41 |
| 685 | 90 | 7.15 | 107827.61 |
| 614 | 80 | 6.9 | 179698.15 |
| 689 | 88 | 6.75 | 188673.62 |
| 667 | 80 | 6.99 | 115712.49 |
| 546 | 80 | 8.95 | 79897.84 |
| 649 | 80 | 7 | 143763.23 |
| 630 | 80 | 7.25 | 143525.04 |
| 613 | 80 | 7.35 | 87764.38 |
| 588 | 90 | 6.8 | 237567.87 |
| 756 | 80 | 6.75 | 179689.17 |
| 615 | 80 | 7.95 | 124543.23 |
| 651 | 80 | 6.58 | 179516.72 |
| 571 | 90 | 8.5 | 157211.73 |
| 543 | 75 | 9.2 | 82413.21 |
| 632 | 80 | 8.55 | 106271.95 |
| 599 | 65 | 8.65 | 269681.68 |
| 581 | 34 | 7.65 | 119826.61 |
| 763 | 80 | 6.99 | 151749.59 |
| 683 | 70 | 7.75 | 97861.21 |
| 634 | 89 | 6.95 | 242596.51 |
| 583 | 55 | 7.55 | 139689.45 |
| 643 | 80 | 7.65 | 131712.99 |
| 528 | 80 | 9.2 | 119809.94 |
| 637 | 80 | 6.99 | 275545.3 |
| 553 | 80 | 8.1 | 169263.21 |
| 575 | 69 | 8.99 | 70378.9 |
| 566 | 80 | 8.75 | 182988.41 |
| 618 | 80 | 7.7 | 104494.55 |
| 602 | 80 | 6.95 | 244593.18 |
| 651 | 80 | 6.99 | 118201.85 |
| 608 | 80 | 6.45 | 156433.11 |
| 575 | 80 | 8.05 | 103861.37 |
| 593 | 80 | 8.45 | 68315.97 |
| 614 | 90 | 7.25 | 450000 |
| 606 | 90 | 7.45 | 175236.07 |
| 545 | 80 | 8.99 | 91898.89 |
| 616 | 85 | 6.99 | 154150.81 |
| 626 | 80 | 8.3 | 95079.4 |
| 611 | 80 | 6.55 | 89756.94 |
| 543 | 39 | 8.75 | 49913.01 |
| 603 | 90 | 8.2 | 133114.19 |
| 622 | 75 | 6.9 | 137019.86 |
| 634 | 80 | 5.99 | 195527.99 |
| 654 | 80 | 6.4 | 174629.82 |
| 599 | 80 | 7.7 | 112638.64 |
| 532 | 65 | 6.76 | 192667.37 |

| | | | |
|---|---|---|---|
| 674 | 80 | 6.9 | 359396.33 |
| 699 | 78 | 6.1 | 184637.72 |
| 572 | 80 | 7.5 | 171743.9 |
| 708 | 95 | 7 | 189551.54 |
| 764 | 80 | 6.35 | 153313.32 |
| 637 | 80 | 6.25 | 122167.12 |
| 620 | 79 | 7.45 | 144781.92 |
| 762 | 90 | 6.65 | 172800 |
| 611 | 90 | 7.65 | 207699.47 |
| 699 | 80 | 6.2 | 199615.79 |
| 547 | 65 | 7.125 | 184303.87 |
| 538 | 63 | 6.25 | 162689.6 |
| 627 | 80 | 6.6 | 108606.53 |
| 636 | 90 | 6.65 | 225000 |
| 677 | 90 | 6.25 | 346739.02 |
| 637 | 80 | 6.6 | 151729.72 |
| 625 | 87 | 6.75 | 200000 |
| 627 | 90 | 6.99 | 381869.85 |
| 668 | 80 | 6.99 | 245994.06 |
| 631 | 85 | 6.65 | 254550.97 |
| 602 | 80 | 6.25 | 228364.67 |
| 624 | 90 | 7.25 | 112323.95 |
| 608 | 85 | 7.5 | 93290.51 |
| 607 | 80 | 7.75 | 359490.18 |
| 541 | 65 | 7.75 | 99786.9 |
| 607 | 80 | 6.35 | 125525.28 |
| 629 | 80 | 7.15 | 275559.43 |
| 581 | 75 | 7.2 | 259089.85 |
| 671 | 80 | 7.35 | 152565.58 |
| 581 | 75 | 6.7 | 156885.19 |
| 582 | 90 | 7.95 | 124031.06 |
| 542 | 80 | 8.5 | 107868.47 |
| 579 | 65 | 6.65 | 129655.67 |
| 543 | 58 | 9 | 189791.64 |
| 582 | 80 | 6.6 | 279502.13 |
| 609 | 80 | 7.1 | 130189.11 |
| 639 | 90 | 6.99 | 58403.62 |
| 575 | 90 | 8 | 152794 |
| 704 | 85 | 6.1 | 100300 |
| 585 | 85 | 7.85 | 104354.93 |
| 631 | 80 | 6.65 | 124580.23 |
| 612 | 68 | 6.8 | 190673.38 |
| 704 | 90 | 6.2 | 166500 |
| 544 | 80 | 8.35 | 76304.2 |
| 685 | 90 | 7.65 | 103350.45 |
| 665 | 85 | 7.2 | 267326.81 |
| 548 | 75 | 10.3 | 67443.75 |
| 589 | 65 | 6.9 | 135272.78 |
| 625 | 85 | 8.85 | 140091.34 |
| 531 | 80 | 8.45 | 131837.83 |
| 591 | 90 | 8.5 | 72811.36 |
| 633 | 90 | 7.5 | 107839.18 |

| | | | |
|---|---|---|---|
| 576 | 55 | 6.5 | 254537.69 |
| 607 | 87 | 7.7 | 103351.93 |
| 603 | 85 | 7.65 | 194718.24 |
| 665 | 80 | 6.75 | 151657.64 |
| 610 | 67 | 6.7 | 299476.86 |
| 604 | 61 | 6.8 | 271534.87 |
| 669 | 80 | 6.5 | 317822.76 |
| 662 | 80 | 6.65 | 227598.53 |
| 617 | 80 | 6.25 | 338400 |
| 565 | 90 | 8.75 | 124955.51 |
| 635 | 90 | 8.65 | 51219.38 |
| 612 | 65 | 5.9 | 127789.48 |
| 654 | 73 | 7.25 | 146021.11 |
| 634 | 90 | 7 | 236700 |
| 652 | 80 | 6.9 | 99648.15 |
| 665 | 75 | 6.15 | 181147.98 |
| 638 | 80 | 6.9 | 138512.09 |
| 703 | 80 | 6.85 | 126188.95 |
| 590 | 90 | 7.99 | 144156.68 |
| 548 | 75 | 8.05 | 229693.43 |
| 576 | 64 | 6.7 | 83054.9 |
| 559 | 80 | 7.65 | 139786.1 |
| 588 | 80 | 7.24 | 119811.83 |
| 561 | 80 | 7.8 | 135809.32 |
| 599 | 90 | 6.99 | 157240.52 |
| 564 | 90 | 8.25 | 127636.45 |
| 580 | 72 | 7.55 | 113831.93 |
| 586 | 80 | 8.1 | 141413.17 |
| 637 | 90 | 7.45 | 107837.58 |
| 613 | 90 | 7.7 | 247145.96 |
| 628 | 80 | 7.99 | 150996 |
| 649 | 80 | 6.5 | 107640.49 |
| 638 | 60 | 7.9 | 128722.1 |
| 605 | 95 | 8 | 109102.89 |
| 580 | 80 | 7.5 | 94975.9 |
| 634 | 80 | 7.65 | 106246.75 |
| 613 | 85 | 5.5 | 500000 |
| 661 | 80 | 7.35 | 138187.67 |
| 670 | 80 | 7.99 | 91875.86 |
| 592 | 77 | 7.9 | 122830.99 |
| 524 | 64 | 7.4 | 207683.47 |
| 632 | 65 | 9 | 119868.41 |
| 591 | 80 | 7.6 | 103768.31 |
| 673 | 80 | 6.65 | 107809.81 |
| 520 | 80 | 8.1 | 159788.89 |
| 593 | 80 | 7.7 | 143670.27 |
| 541 | 33 | 8.4 | 62921.8 |
| 584 | 90 | 7.3 | 85367.51 |
| 604 | 75 | 6.95 | 174709.42 |
| 662 | 80 | 7.15 | 117412.28 |
| 576 | 73 | 7 | 119065.9 |
| 567 | 90 | 8.25 | 242689.03 |

| | | | |
|---|---|---|---|
| 614 | 80 | 6.35 | 188414.87 |
| 599 | 80 | 7.9 | 79890.08 |
| 717 | 80 | 6.99 | 295508.34 |
| 637 | 72 | 8.05 | 149799.25 |
| 717 | 80 | 6.1 | 159686.67 |
| 675 | 90 | 7.75 | 219289 |
| 671 | 85 | 6.7 | 175578.19 |
| 766 | 80 | 7.2 | 107030.55 |
| 539 | 69 | 6.99 | 249380.41 |
| 591 | 80 | 7.25 | 214064.47 |
| 741 | 62 | 6.24 | 74784.96 |
| 541 | 85 | 7.75 | 280102.76 |
| 714 | 80 | 6.55 | 254741.81 |
| 551 | 58 | 7.5 | 144463.81 |
| 653 | 90 | 6.95 | 269827 |
| 523 | 75 | 9.8 | 288482.33 |
| 617 | 84 | 6.75 | 224611.47 |
| 565 | 90 | 8.75 | 107196.05 |
| 615 | 90 | 6 | 189000 |
| 589 | 80 | 8.45 | 222579.24 |
| 627 | 80 | 6.275 | 286382.13 |
| 640 | 80 | 6.85 | 159729.05 |
| 612 | 85 | 6.6 | 339150 |
| 642 | 80 | 6 | 219560.86 |
| 543 | 75 | 7.99 | 187119.26 |
| 743 | 75 | 6.7 | 168455.74 |
| 715 | 80 | 6.99 | 119702.6 |
| 637 | 80 | 6.4 | 107800.37 |
| 666 | 80 | 6.55 | 111798.9 |
| 618 | 80 | 6.35 | 187649.12 |
| 596 | 80 | 7.45 | 247627.04 |
| 631 | 90 | 7.75 | 209253.1 |
| 642 | 80 | 7.55 | 277782.45 |
| 521 | 80 | 8.1 | 143714.04 |
| 665 | 77 | 7.9 | 79871.4 |
| 683 | 80 | 7.1 | 263574.4 |
| 629 | 90 | 7.75 | 148189.84 |
| 611 | 80 | 6.6 | 147696.92 |
| 646 | 90 | 6 | 261000 |
| 614 | 90 | 6.99 | 130194.27 |
| 569 | 80 | 7.855 | 100589.65 |
| 676 | 80 | 6.9 | 114128.29 |
| 577 | 90 | 8.25 | 122692.77 |
| 638 | 90 | 6.75 | 189900 |
| 544 | 33 | 8.5 | 199633.93 |
| 527 | 69 | 7.66 | 109841.37 |
| 649 | 80 | 7.65 | 104648.56 |
| 579 | 90 | 7.75 | 100657.24 |
| 621 | 90 | 8.15 | 75501.31 |
| 643 | 95 | 7.65 | 127964.04 |
| 627 | 52 | 6.75 | 274525.12 |
| 595 | 80 | 7.45 | 267393.56 |

| | | | |
|---|---|---|---|
| 584 | 80 | 6.6 | 171693.64 |
| 561 | 80 | 6.9 | 177302.19 |
| 674 | 90 | 6.75 | 181465.1 |
| 583 | 44 | 7.95 | 99795.28 |
| 539 | 68 | 6.8 | 174549.72 |
| 764 | 80 | 6.25 | 219581.42 |
| 701 | 95 | 7.45 | 60708.55 |
| 710 | 80 | 6.99 | 299505.76 |
| 574 | 65 | 6.5 | 254537.69 |
| 647 | 78 | 6.5 | 334392.66 |
| 572 | 71 | 7.25 | 169733.96 |
| 588 | 86 | 7.25 | 269577.47 |
| 655 | 80 | 7.15 | 116613.55 |
| 541 | 85 | 7.75 | 272463.59 |
| 624 | 79 | 7.55 | 247449.87 |
| 654 | 80 | 6.75 | 343405.97 |
| 598 | 80 | 7.1 | 133350.59 |
| 732 | 87 | 6.55 | 124650.77 |
| 645 | 80 | 6.6 | 162111.23 |
| 580 | 62 | 7.99 | 188745.01 |
| 615 | 90 | 7.45 | 214776.5 |
| 578 | 90 | 8.5 | 218883.52 |
| 668 | 80 | 6.5 | 367332.82 |
| 639 | 80 | 6.15 | 179097.95 |
| 671 | 80 | 6.95 | 238802.83 |
| 594 | 80 | 6.6 | 115793.73 |
| 621 | 80 | 6.875 | 373868.94 |
| 542 | 68 | 7.65 | 169754.36 |
| 531 | 74 | 7.85 | 164770.99 |
| 599 | 80 | 6.99 | 295512.36 |
| 616 | 84 | 6.6 | 357000 |
| 566 | 80 | 7.3 | 194697.84 |
| 652 | 51 | 5.7 | 256456.95 |
| 566 | 49 | 6.79 | 138761.83 |
| 587 | 90 | 7.7 | 161768.26 |
| 615 | 75 | 7.7 | 153530.06 |
| 635 | 58 | 7.5 | 113331 |
| 608 | 80 | 6.85 | 161326.36 |
| 668 | 80 | 7.65 | 80683.25 |
| 626 | 85 | 6.75 | 223163.96 |
| 554 | 72 | 6.75 | 275523.38 |
| 614 | 85 | 6.6 | 400000 |
| 592 | 85 | 7.95 | 101861.26 |
| 601 | 77 | 7.2 | 129794.53 |
| 616 | 80 | 6.85 | 106219.54 |
| 624 | 95 | 8.3 | 88238.07 |
| 612 | 90 | 6.8 | 260553.68 |
| 631 | 75 | 7.3 | 142256.01 |
| 603 | 90 | 7 | 178625.82 |
| 559 | 66 | 6.99 | 244596.38 |
| 636 | 80 | 6.99 | 295512.36 |
| 622 | 80 | 7.99 | 290008.2 |

| | | | |
|---|---|---|---|
| 562 | 44 | 6.4 | 169685.76 |
| 791 | 80 | 7.05 | 143765.55 |
| 586 | 80 | 6.85 | 245982.76 |
| 628 | 75 | 6.75 | 238088.15 |
| 626 | 80 | 8 | 187746.86 |
| 703 | 70 | 5.99 | 160139.59 |
| 638 | 90 | 6.49 | 193148.51 |
| 623 | 85 | 6.99 | 296161.3 |
| 623 | 83 | 6.25 | 389257.97 |
| 599 | 55 | 7.75 | 229674.29 |
| 613 | 80 | 7.05 | 179706.94 |
| 723 | 80 | 6.95 | 164526.35 |
| 583 | 80 | 7.3 | 179721.09 |
| 618 | 64 | 6.8 | 174700.62 |
| 805 | 28 | 6.99 | 54909.39 |
| 577 | 74 | 6.7 | 219616.36 |
| 525 | 80 | 7.7 | 156575.69 |
| 553 | 80 | 7.75 | 127818.73 |
| 653 | 80 | 6.7 | 219536.51 |
| 613 | 80 | 7.3 | 132490.4 |
| 648 | 95 | 7.25 | 203680.76 |
| 600 | 60 | 6.75 | 209426.18 |
| 609 | 90 | 6.99 | 305495.88 |
| 663 | 85 | 7.35 | 196897.46 |
| 621 | 75 | 6.75 | 209637.36 |
| 550 | 75 | 7.4 | 213425.32 |
| 601 | 90 | 7.3 | 179631.22 |
| 606 | 80 | 7.35 | 131554.89 |
| 599 | 85 | 7.5 | 280082.35 |
| 595 | 80 | 8.5 | 128163.97 |
| 569 | 80 | 8.75 | 99884.5 |
| 568 | 90 | 7.99 | 265141.79 |
| 558 | 65 | 6.7 | 212803.83 |
| 624 | 87 | 7.65 | 213441.15 |
| 680 | 68 | 5.9 | 234521.9 |
| 578 | 68 | 6.75 | 219619.28 |
| 660 | 80 | 6.65 | 462384.37 |
| 608 | 84 | 5.85 | 420000 |
| 601 | 80 | 7.99 | 146202.46 |
| 596 | 80 | 7.7 | 133296.77 |
| 572 | 66 | 7.75 | 176749.35 |
| 623 | 80 | 6.85 | 295498.77 |
| 702 | 80 | 6.75 | 127778.96 |
| 684 | 80 | 6.95 | 241757.9 |
| 582 | 68 | 7.5 | 123814.81 |
| 615 | 80 | 7.45 | 142026.08 |
| 642 | 80 | 7 | 177706.57 |
| 616 | 80 | 6.6 | 182400 |
| 616 | 85 | 8.25 | 191005.25 |
| 554 | 65 | 7.3 | 140781.18 |
| 720 | 80 | 6.99 | 211650.75 |
| 686 | 80 | 6.5 | 283485.11 |

| | | | |
|---|---|---|---|
| 537 | 63 | 6.75 | 256556.21 |
| 618 | 90 | 6.99 | 247092.25 |
| 655 | 85 | 6.25 | 420999.49 |
| 598 | 78 | 6.5 | 157678.52 |
| 610 | 80 | 7.7 | 106170.97 |
| 622 | 90 | 6.6 | 310397.12 |
| 630 | 80 | 6.85 | 187681.65 |
| 722 | 90 | 7.4 | 137928.62 |
| 537 | 75 | 7.95 | 258211.42 |
| 640 | 90 | 7.1 | 249796.65 |
| 600 | 90 | 7.55 | 146883.14 |
| 645 | 95 | 7.25 | 265583.73 |
| 564 | 85 | 8.1 | 152798.12 |
| 697 | 80 | 7.05 | 179706.94 |
| 624 | 80 | 6.85 | 185285.7 |
| 563 | 90 | 8.6 | 184280.22 |
| 595 | 90 | 7.2 | 212064.3 |
| 758 | 80 | 6.95 | 291515.16 |
| 715 | 80 | 6.85 | 245982.76 |
| 625 | 80 | 7.65 | 121424.3 |
| 624 | 73 | 7.25 | 267081.38 |
| 574 | 39 | 6.7 | 99822.72 |
| 622 | 80 | 7.05 | 203667.87 |
| 662 | 77 | 6.45 | 283480.11 |
| 672 | 80 | 6.75 | 127778.96 |
| 738 | 80 | 6.95 | 215641.34 |
| 635 | 80 | 7.05 | 271160.93 |
| 787 | 75 | 6.2 | 343588.69 |
| 638 | 80 | 6.9 | 183691.46 |
| 594 | 70 | 6.9 | 268349.27 |
| 611 | 80 | 6.2 | 280193.78 |
| 626 | 83 | 7.4 | 128304.82 |
| 677 | 80 | 6.5 | 283379.62 |
| 642 | 80 | 7.6 | 82279.74 |
| 619 | 95 | 8.35 | 76378.92 |
| 558 | 66 | 7.35 | 279570.43 |
| 560 | 72 | 8.1 | 157292.2 |
| 652 | 73 | 6.75 | 134766.88 |
| 541 | 60 | 7.75 | 194723.85 |
| 736 | 80 | 6.4 | 219593.34 |
| 646 | 90 | 6.99 | 351000 |
| 542 | 85 | 8.3 | 305331.72 |
| 569 | 83 | 7.75 | 193725.27 |
| 578 | 90 | 8.35 | 121797.09 |
| 683 | 80 | 6.65 | 157322.49 |
| 533 | 56 | 6.99 | 220635.92 |
| 634 | 80 | 6 | 277045.9 |
| 595 | 87 | 7.7 | 157274.69 |
| 624 | 80 | 6.9 | 126108.17 |
| 706 | 80 | 6.3 | 130092.3 |
| 628 | 80 | 8.4 | 182173.61 |
| 643 | 85 | 7.5 | 224914.6 |

| | | | |
|---|---|---|---|
| 543 | 75 | 7.7 | 143794 |
| 526 | 80 | 8.3 | 107863.19 |
| 652 | 80 | 8.95 | 62136.17 |
| 645 | 90 | 6.95 | 185990.66 |
| 624 | 80 | 6.65 | 194057.69 |
| 565 | 78 | 7.7 | 88573.11 |
| 533 | 61 | 8.5 | 214738.57 |
| 574 | 90 | 7.6 | 161718.63 |
| 528 | 53 | 7.05 | 159639.66 |
| 607 | 80 | 7 | 235611.97 |
| 615 | 80 | 6.5 | 261125.74 |
| 555 | 83 | 7.25 | 159949.3 |
| 591 | 85 | 7.3 | 339473.17 |
| 602 | 79 | 6.99 | 207906.92 |
| 552 | 85 | 7.4 | 194703.79 |
| 571 | 70 | 7.55 | 184727.28 |
| 648 | 80 | 7.2 | 208469.99 |
| 692 | 80 | 6.25 | 211596.63 |
| 676 | 95 | 7.3 | 213418.8 |
| 631 | 52 | 8.35 | 61422.89 |
| 619 | 85 | 6.5 | 179673.64 |
| 548 | 40 | 7.99 | 219703.18 |
| 759 | 90 | 6.3 | 282965.78 |
| 643 | 80 | 6.75 | 202050.48 |
| 600 | 74 | 8.3 | 149809.99 |
| 645 | 80 | 6.75 | 289898.53 |
| 596 | 80 | 6.85 | 399322.66 |
| 646 | 90 | 7.35 | 117719.13 |
| 647 | 80 | 6.5 | 215608.4 |
| 627 | 90 | 6.5 | 349465.28 |
| 571 | 26 | 7.95 | 79891.18 |
| 672 | 79 | 6.875 | 349410.21 |
| 628 | 90 | 6.85 | 131776.46 |
| 653 | 90 | 6.35 | 265004.49 |
| 528 | 70 | 7 | 157740.22 |
| 537 | 68 | 7.95 | 183749.73 |
| 605 | 90 | 7.25 | 314407.2 |
| 585 | 64 | 7.55 | 245637.36 |
| 595 | 80 | 7.8 | 122787.6 |
| 585 | 77 | 7.1 | 163735.6 |
| 623 | 95 | 7.75 | 204906.27 |
| 649 | 80 | 7.5 | 195651.8 |
| 655 | 80 | 8.5 | 287649.8 |
| 629 | 72 | 6.5 | 230400 |
| 554 | 80 | 7.1 | 242009.22 |
| 615 | 90 | 7.5 | 184225.28 |
| 678 | 80 | 7.5 | 109037.39 |
| 558 | 74 | 7.99 | 167773.33 |
| 617 | 80 | 6.9 | 86255.1 |
| 671 | 80 | 6.75 | 211633.91 |
| 633 | 54 | 6.99 | 269555.19 |
| 549 | 85 | 8.7 | 110305.33 |

| | | | |
|---|---|---|---|
| 679 | 95 | 6.8 | 205797.47 |
| 645 | 90 | 7.9 | 80884.36 |
| 569 | 80 | 8.3 | 159477.73 |
| 540 | 85 | 7.99 | 210515.59 |
| 576 | 80 | 7.45 | 159759.36 |
| 609 | 80 | 7.7 | 139799.72 |
| 539 | 75 | 8.45 | 82398.64 |
| 536 | 70 | 7.3 | 116110.24 |
| 601 | 83 | 6.15 | 354000 |
| 632 | 80 | 6.5 | 229570.72 |
| 633 | 90 | 7.75 | 237263.52 |
| 635 | 74 | 7.35 | 231644.07 |
| 645 | 66 | 5.85 | 169633.72 |
| 694 | 80 | 6.9 | 110995.79 |
| 642 | 90 | 6.65 | 211500 |
| 574 | 50 | 6.75 | 259551.02 |
| 654 | 90 | 6.99 | 282797.4 |
| 651 | 80 | 6.75 | 119756.12 |
| 598 | 75 | 7.05 | 224633.68 |
| 526 | 70 | 8.4 | 220226.33 |
| 624 | 80 | 6.75 | 263544.12 |
| 657 | 80 | 6.2 | 303416.01 |
| 628 | 71 | 6.99 | 299505.76 |
| 577 | 59 | 5.99 | 117664.21 |
| 586 | 65 | 6.05 | 265209.16 |
| 538 | 55 | 6.25 | 394248.45 |
| 614 | 39 | 7.15 | 179567.72 |
| 611 | 85 | 7.3 | 163667.55 |
| 661 | 78 | 6.55 | 369335.68 |
| 604 | 68 | 6.45 | 174679.66 |
| 599 | 80 | 6.5 | 201848.09 |
| 651 | 90 | 7 | 238500 |
| 607 | 90 | 7.5 | 238500 |
| 573 | 90 | 7.5 | 152772.19 |
| 613 | 80 | 6.4 | 151719.05 |
| 603 | 75 | 6.9 | 149748.46 |
| 609 | 80 | 6.75 | 255335.01 |
| 535 | 69 | 7.25 | 149646.81 |
| 670 | 90 | 6.6 | 155423.14 |
| 608 | 80 | 6.85 | 253969.21 |
| 651 | 73 | 6.5 | 239160.02 |
| 602 | 80 | 7.85 | 99062.31 |
| 584 | 80 | 8.45 | 77019.27 |
| 554 | 75 | 7.74 | 175350.64 |
| 579 | 80 | 6.85 | 170737.37 |
| 570 | 85 | 6.9 | 205155.41 |
| 691 | 90 | 6.95 | 242596.51 |
| 574 | 80 | 7.75 | 96662.92 |
| 524 | 64 | 7.5 | 149775.65 |
| 600 | 80 | 6.45 | 138146.64 |
| 571 | 90 | 8.25 | 143815.71 |
| 596 | 45 | 7.49 | 179731.44 |

| | | | |
|---|---|---|---|
| 603 | 85 | 7.95 | 199478.31 |
| 607 | 85 | 7.6 | 100153.6 |
| 614 | 75 | 7.75 | 128068.38 |
| 567 | 90 | 8.25 | 110486.75 |
| 529 | 61 | 8.75 | 126853.33 |
| 617 | 80 | 7.1 | 102803.99 |
| 546 | 61 | 7.05 | 371394.37 |
| 593 | 80 | 7.1 | 139694.43 |
| 534 | 75 | 8.65 | 84650.08 |
| 755 | 80 | 6.75 | 299481.95 |
| 611 | 80 | 6.25 | 203611.85 |
| 596 | 80 | 6.85 | 238889.91 |
| 731 | 80 | 6.25 | 295436.81 |
| 600 | 80 | 6.5 | 271506.87 |
| 639 | 90 | 6.35 | 98815.14 |
| 684 | 65 | 6.25 | 71295.21 |
| 600 | 54 | 6.85 | 153739.22 |
| 618 | 81 | 7.5 | 289568.19 |
| 666 | 90 | 6.85 | 170620.58 |
| 618 | 87 | 6.25 | 210000 |
| 658 | 85 | 6.5 | 369016.39 |
| 684 | 65 | 5.6 | 194534.46 |
| 664 | 80 | 6.9 | 299496.94 |
| 687 | 80 | 6.75 | 335419.79 |
| 587 | 65 | 6 | 162802.41 |
| 576 | 90 | 7.5 | 290600.6 |
| 594 | 90 | 7.2 | 166236.83 |
| 556 | 64 | 6.05 | 182587.95 |
| 699 | 90 | 5.99 | 395208.07 |
| 642 | 80 | 5.99 | 219560.04 |
| 564 | 85 | 7.75 | 156940.2 |
| 611 | 79 | 7.1 | 159742.06 |
| 603 | 70 | 7.75 | 246051.06 |
| 626 | 80 | 7.6 | 303556.32 |
| 576 | 89 | 7.99 | 79891.65 |
| 755 | 80 | 6.99 | 119718.45 |
| 583 | 80 | 6.85 | 269143.48 |
| 627 | 80 | 7.7 | 139799.72 |
| 721 | 80 | 6.45 | 201590.28 |
| 609 | 85 | 8.15 | 146009.04 |
| 643 | 80 | 6.5 | 129764.32 |
| 620 | 75 | 7.5 | 112332.49 |
| 637 | 80 | 7.5 | 201299.82 |
| 528 | 80 | 7.45 | 139789.45 |
| 598 | 77 | 7.25 | 105334.9 |
| 543 | 61 | 7.99 | 200728.81 |
| 695 | 80 | 6.75 | 142313.81 |
| 722 | 85 | 6.99 | 229121.92 |
| 657 | 80 | 7.9 | 187661.79 |
| 565 | 80 | 8.3 | 199746.65 |
| 671 | 80 | 7.05 | 239412.16 |
| 670 | 62 | 6.675 | 239579.45 |

| | | | |
|---|---|---|---|
| 542 | 76 | 7.6 | 204774.7 |
| 648 | 80 | 6.15 | 299418.13 |
| 697 | 85 | 5.7 | 325438.99 |
| 554 | 70 | 6.85 | 244585.12 |
| 566 | 59 | 6.85 | 259559.72 |
| 672 | 80 | 6 | 212958.89 |
| 549 | 67 | 7.75 | 258633.22 |
| 547 | 31 | 6.49 | 174678.21 |
| 617 | 80 | 6.85 | 238715.08 |
| 630 | 78 | 7.49 | 161758.31 |
| 579 | 90 | 7.75 | 93467.43 |
| 668 | 58 | 6 | 199600.78 |
| 529 | 72 | 7.35 | 249380.95 |
| 586 | 80 | 6.85 | 141260.38 |
| 603 | 80 | 7.35 | 167742.25 |
| 700 | 80 | 6.49 | 275498.65 |
| 671 | 77 | 7.25 | 279511.89 |
| 562 | 74 | 7.2 | 255595.39 |
| 609 | 80 | 6.95 | 185136.38 |
| 523 | 80 | 7.85 | 229441.1 |
| 587 | 70 | 6.3 | 237325.5 |
| 551 | 54 | 6.99 | 134777.59 |
| 550 | 80 | 8.85 | 231471.23 |
| 626 | 80 | 7.45 | 91861.63 |
| 581 | 59 | 8.5 | 126545.93 |
| 592 | 90 | 7.75 | 132112.63 |
| 698 | 80 | 6.45 | 164099.05 |
| 604 | 67 | 6.99 | 159736.41 |
| 667 | 80 | 7.99 | 135736.61 |
| 668 | 80 | 6.99 | 218084.13 |
| 731 | 90 | 7.05 | 94310.41 |
| 656 | 80 | 6.25 | 304000 |
| 613 | 75 | 7.1 | 168340.76 |
| 559 | 61 | 6.7 | 239581.49 |
| 671 | 85 | 7.35 | 135686.05 |
| 632 | 77 | 7.34 | 93456.1 |
| 635 | 90 | 6.75 | 143751.32 |
| 625 | 90 | 7.5 | 172800 |
| 550 | 79 | 7.65 | 243597.5 |
| 646 | 80 | 7.75 | 115752.8 |
| 707 | 90 | 6.85 | 228015.61 |
| 647 | 80 | 8.3 | 111858.13 |
| 684 | 54 | 6.15 | 119649.03 |
| 657 | 80 | 7.55 | 110237.25 |
| 536 | 72 | 6.99 | 172214.85 |
| 550 | 65 | 7.7 | 135655.66 |
| 795 | 75 | 5.95 | 160925.06 |
| 673 | 75 | 6.9 | 112311.35 |
| 702 | 80 | 6.95 | 158136.98 |
| 545 | 85 | 7.25 | 76719.74 |
| 650 | 80 | 6.25 | 290645.96 |
| 694 | 90 | 7.4 | 185118.37 |

| | | | |
|---|---|---|---|
| 753 | 80 | 6.45 | 80979.27 |
| 655 | 80 | 7 | 159657.05 |
| 664 | 80 | 6.75 | 149610.36 |
| 556 | 75 | 6.75 | 224333.57 |
| 566 | 87 | 7.25 | 161618.57 |
| 621 | 80 | 7.8 | 226082.59 |
| 554 | 47 | 6.99 | 274546.96 |
| 652 | 69 | 5.9 | 191609.38 |
| 655 | 80 | 6.99 | 255578.26 |
| 678 | 68 | 5.9 | 115265.02 |
| 627 | 80 | 6.875 | 295501.22 |
| 707 | 80 | 6.49 | 234423.41 |
| 538 | 69 | 7.75 | 214695.52 |
| 583 | 85 | 7.55 | 352180.07 |
| 621 | 80 | 6.65 | 176730.64 |
| 580 | 90 | 7.25 | 179644.19 |
| 631 | 80 | 6.9 | 134973.29 |
| 580 | 64 | 7.15 | 126289.03 |
| 640 | 80 | 6.95 | 139767.53 |
| 625 | 80 | 6 | 263393.2 |
| 582 | 80 | 7.75 | 124622.39 |
| 631 | 90 | 6.99 | 211150.75 |
| 611 | 80 | 6.85 | 148548.02 |
| 680 | 28 | 8.75 | 49971.23 |
| 645 | 50 | 8.5 | 69957.59 |
| 563 | 63 | 8.125 | 39973.83 |
| 634 | 85 | 8 | 118920.15 |
| 615 | 85 | 7.75 | 110422.01 |
| 599 | 80 | 7.875 | 131909.16 |
| 634 | 65 | 6.625 | 70138.06 |
| 615 | 88 | 7.35 | 113912.82 |
| 610 | 84 | 7.075 | 74939.43 |
| 532 | 89 | 7.625 | 199855.24 |
| 586 | 75 | 6.75 | 89173.16 |
| 627 | 78 | 7.575 | 166877.91 |
| 551 | 90 | 8.375 | 122323.92 |
| 610 | 91 | 8.375 | 67957.73 |
| 710 | 80 | 7.5 | 67949.53 |
| 557 | 85 | 9 | 214083 |
| 578 | 69 | 7.14 | 187547.62 |
| 549 | 48 | 7.44 | 104681.44 |
| 637 | 90 | 8.29 | 73610.82 |
| 591 | 62 | 6.635 | 219306.72 |
| 562 | 80 | 7.25 | 378803.46 |
| 599 | 75 | 7.75 | 63705.01 |
| 549 | 70 | 9.55 | 53847.32 |
| 597 | 80 | 6.5 | 147866.21 |
| 506 | 52 | 7.75 | 134904.71 |
| 595 | 80 | 7.7 | 203854.56 |
| 541 | 75 | 8.75 | 53968.93 |
| 564 | 90 | 8.83 | 62029.46 |
| 619 | 90 | 8 | 87241.42 |

| | | | |
|---|---|---|---|
| 565 | 47 | 8.25 | 134913.92 |
| 571 | 85 | 8.75 | 84264.57 |
| 617 | 54 | 7.375 | 74942.93 |
| 543 | 62 | 10.55 | 53978.77 |
| 540 | 70 | 9.125 | 97947.85 |
| 612 | 90 | 7.7 | 125910.17 |
| 598 | 83 | 7.85 | 62956.43 |
| 638 | 90 | 8.75 | 102940.74 |
| 613 | 95 | 8.25 | 147156.1 |
| 601 | 65 | 6.875 | 121897.51 |
| 569 | 80 | 7.5 | 111916.88 |
| 580 | 90 | 7.875 | 58459.74 |
| 594 | 90 | 7.375 | 178963.72 |
| 673 | 75 | 6.25 | 111643.97 |
| 661 | 80 | 7.25 | 107915.75 |
| 541 | 75 | 7.83 | 126911.81 |
| 649 | 90 | 7.125 | 134892.04 |
| 705 | 80 | 5.875 | 59938.83 |
| 600 | 74 | 7.075 | 106413.99 |
| 572 | 85 | 7.99 | 114423.02 |
| 519 | 85 | 7.75 | 63705.01 |
| 594 | 85 | 6.75 | 102336.81 |
| 538 | 70 | 8.75 | 117532.34 |
| 692 | 64 | 7.5 | 49962.89 |
| 564 | 70 | 7.75 | 57359.49 |
| 548 | 85 | 7.625 | 148642.34 |
| 597 | 80 | 7.75 | 70350.32 |
| 517 | 80 | 7.25 | 140890.01 |
| 528 | 90 | 7.875 | 80944.25 |
| 537 | 33 | 9.125 | 99946.79 |
| 548 | 52 | 7.375 | 74942.93 |
| 639 | 95 | 7.125 | 154726.17 |
| 600 | 80 | 6.875 | 187842.05 |
| 675 | 79 | 7.375 | 54958.15 |
| 613 | 95 | 7.25 | 190801.04 |
| 589 | 90 | 7.625 | 129793.99 |
| 608 | 82 | 6.5 | 154660.06 |
| 554 | 80 | 7.625 | 127907.35 |
| 669 | 68 | 7.2 | 134893.64 |
| 515 | 85 | 7.75 | 78144.81 |
| 576 | 80 | 7.875 | 55961.46 |
| 570 | 82 | 7 | 75438.11 |
| 629 | 85 | 6.625 | 76364.63 |
| 587 | 80 | 8.75 | 95944.76 |
| 506 | 80 | 9.75 | 99953.34 |
| 533 | 70 | 9.125 | 60967.53 |
| 529 | 78 | 8.25 | 89442.93 |
| 583 | 75 | 7.625 | 77943.55 |
| 611 | 95 | 7.25 | 147968.08 |
| 602 | 85 | 9.8 | 101952.91 |
| 572 | 85 | 7.3 | 186855.56 |
| 619 | 80 | 6.9 | 173354.96 |

| | | | |
|---|---|---|---|
| 689 | 80 | 6.5 | 157457.53 |
| 657 | 80 | 7.85 | 152694.31 |
| 708 | 80 | 6.25 | 111893.73 |
| 568 | 88 | 8.25 | 114377.02 |
| 647 | 95 | 7.7 | 70629.61 |
| 665 | 80 | 7.05 | 193442.87 |
| 584 | 80 | 7.7 | 118315.59 |
| 609 | 90 | 6.05 | 202500 |
| 634 | 80 | 7.75 | 119915.31 |
| 570 | 86 | 8.3 | 99637.06 |
| 637 | 80 | 7.1 | 138288.78 |
| 591 | 80 | 7.5 | 123836.03 |
| 652 | 80 | 6.65 | 167772.57 |
| 628 | 80 | 6.85 | 92721.65 |
| 580 | 90 | 8 | 206861.11 |
| 606 | 80 | 6.2 | 123881.21 |
| 614 | 90 | 6.85 | 123195.91 |
| 728 | 80 | 7.15 | 95523.93 |
| 605 | 75 | 5.95 | 213535.16 |
| 563 | 87 | 7.9 | 102979.44 |
| 605 | 85 | 8.9 | 88265.74 |
| 606 | 85 | 8.05 | 94287.33 |
| 585 | 80 | 5.9 | 212584.08 |
| 647 | 80 | 6.7 | 130206.69 |
| 540 | 80 | 8.05 | 146902.36 |
| 596 | 80 | 7.6 | 94731.04 |
| 597 | 80 | 7.6 | 75944.71 |
| 659 | 80 | 6.6 | 239787.22 |
| 743 | 80 | 7.45 | 206245.28 |
| 635 | 80 | 7.45 | 98326.24 |
| 591 | 80 | 7.65 | 68750.45 |
| 610 | 80 | 7.15 | 74740.48 |
| 612 | 89 | 7.75 | 213848.96 |
| 639 | 80 | 7.1 | 143884.27 |
| 553 | 90 | 8.2 | 202369.55 |
| 586 | 80 | 7.7 | 68351.24 |
| 530 | 80 | 8.3 | 106732.59 |
| 620 | 85 | 7.55 | 273498.9 |
| 633 | 84 | 8.5 | 73745.3 |
| 605 | 80 | 9.4 | 51609.06 |
| 576 | 79 | 6.15 | 75526.87 |
| 628 | 70 | 7.45 | 52460.65 |
| 645 | 80 | 6.45 | 85521.86 |
| 579 | 85 | 6.45 | 97660.77 |
| 586 | 80 | 6.45 | 131868.52 |
| 637 | 90 | 7.3 | 138492.95 |
| 629 | 80 | 7.3 | 145487.54 |
| 630 | 80 | 6.7 | 66905.78 |
| 547 | 80 | 8.2 | 150303.11 |
| 736 | 80 | 6.5 | 111898.75 |
| 652 | 80 | 7.2 | 68745.79 |
| 606 | 80 | 6.45 | 56148.7 |

| | | | |
|---|---|---|---|
| 769 | 80 | 6.9 | 101515.06 |
| 599 | 80 | 7.65 | 59157.37 |
| 695 | 80 | 7.8 | 189467.53 |
| 555 | 84 | 8.25 | 75451.85 |
| 642 | 90 | 7.25 | 69245.94 |
| 600 | 82 | 8.75 | 61119.81 |
| 708 | 80 | 6.35 | 123884.6 |
| 629 | 80 | 6.5 | 217003.65 |
| 671 | 80 | 7.6 | 81540.64 |
| 596 | 80 | 7.4 | 111915.2 |
| 569 | 70 | 7.05 | 62948.87 |
| 645 | 80 | 6.8 | 183843.13 |
| 627 | 75 | 7.7 | 119914.45 |
| 581 | 80 | 6.15 | 87834.96 |
| 768 | 80 | 7.35 | 279785.88 |
| 591 | 80 | 6.65 | 139797.15 |
| 791 | 80 | 7.15 | 123901.33 |
| 599 | 80 | 5.35 | 291671.26 |
| 582 | 80 | 7.6 | 69469.43 |
| 643 | 80 | 8.1 | 88741.62 |
| 589 | 80 | 7.2 | 58753.67 |
| 583 | 80 | 7.65 | 63154.49 |
| 630 | 80 | 7.95 | 101451.19 |
| 639 | 85 | 7.5 | 84936.92 |
| 592 | 80 | 7.65 | 63953.91 |
| 629 | 85 | 7.6 | 139127.72 |
| 653 | 80 | 6.55 | 148067.32 |
| 557 | 80 | 6.7 | 154717.36 |
| 582 | 80 | 7.65 | 116512.03 |
| 569 | 80 | 7.9 | 131909.62 |
| 556 | 80 | 7.65 | 129506.67 |
| 669 | 80 | 6.65 | 279754.17 |
| 590 | 80 | 6.45 | 86321.13 |
| 574 | 74 | 5.8 | 387598.73 |
| 697 | 80 | 6.5 | 284142.9 |
| 534 | 70 | 6.9 | 81931.45 |
| 675 | 80 | 6.85 | 130329.87 |
| 634 | 80 | 7.25 | 78047.07 |
| 575 | 82 | 8.15 | 58836.68 |
| 588 | 72 | 8.6 | 68466.35 |
| 615 | 93 | 7.7 | 174875.24 |
| 581 | 80 | 6.25 | 67535.86 |
| 559 | 85 | 8.65 | 81057.36 |
| 596 | 90 | 7.25 | 184356.07 |
| 603 | 80 | 7.9 | 54362.75 |
| 602 | 80 | 7 | 101065.09 |
| 600 | 85 | 7.85 | 118917.69 |
| 587 | 80 | 6.6 | 73934.39 |
| 585 | 80 | 7.2 | 75140.75 |
| 640 | 80 | 6.75 | 88243.96 |
| 587 | 81 | 6.5 | 68338.17 |
| 568 | 90 | 7.75 | 58368.77 |

| | | | |
|---|---|---|---|
| 590 | 80 | 7.65 | 102514.12 |
| 584 | 80 | 7.65 | 87856.69 |
| 546 | 85 | 8.3 | 79727.65 |
| 596 | 90 | 7 | 188845.08 |
| 611 | 80 | 6.95 | 106311.92 |
| 566 | 85 | 7.75 | 84940.01 |
| 629 | 80 | 6.8 | 59948.84 |
| 608 | 80 | 7.85 | 51964.04 |
| 640 | 80 | 7 | 153474.1 |
| 590 | 80 | 6.45 | 101107.62 |
| 565 | 80 | 7.15 | 106914.85 |
| 583 | 80 | 7.1 | 119823.63 |
| 657 | 80 | 7.75 | 147895.54 |
| 587 | 80 | 6.7 | 110264.05 |
| 575 | 85 | 6.55 | 214807.52 |
| 720 | 80 | 6.85 | 199751.22 |
| 655 | 80 | 7.4 | 103041.93 |
| 605 | 80 | 6.4 | 119889.39 |
| 595 | 80 | 6.15 | 274134.58 |
| 653 | 80 | 7.55 | 107920.65 |
| 511 | 50 | 7.9 | 68902.79 |
| 664 | 80 | 7.4 | 134298.24 |
| 655 | 80 | 7.9 | 63156.73 |
| 618 | 90 | 8.1 | 88142.01 |
| 776 | 80 | 6.85 | 195834.52 |
| 592 | 80 | 6.9 | 87846.5 |
| 590 | 80 | 5.4 | 118714.45 |
| 805 | 90 | 6.6 | 88200 |
| 583 | 80 | 6.85 | 174652.43 |
| 622 | 80 | 5.5 | 113028.15 |
| 662 | 80 | 7.4 | 155082.5 |
| 605 | 80 | 5.75 | 95819.86 |
| 630 | 80 | 7.85 | 94254.76 |
| 558 | 81 | 8.85 | 56183.33 |
| 579 | 66 | 7.6 | 99927.26 |
| 560 | 90 | 7.6 | 112418.17 |
| 643 | 80 | 6.95 | 63067.75 |
| 588 | 80 | 7.9 | 57560.56 |
| 660 | 80 | 6.7 | 119895.67 |
| 645 | 80 | 6.85 | 135085.86 |
| 589 | 80 | 7.35 | 84095.64 |
| 619 | 90 | 7.85 | 284428.13 |
| 577 | 86 | 7.1 | 124899.54 |
| 544 | 80 | 7.9 | 94335.37 |
| 705 | 90 | 6.4 | 148363.12 |
| 605 | 80 | 7.15 | 75439.92 |
| 546 | 75 | 7.9 | 68203.27 |
| 552 | 85 | 8.85 | 135923.36 |
| 566 | 80 | 8.15 | 131914.09 |
| 568 | 85 | 5.95 | 309938.18 |
| 594 | 90 | 7.5 | 263778.1 |
| 546 | 80 | 8.35 | 67957.52 |

| | | | |
|---|---|---|---|
| 645 | 80 | 6.65 | 149468.65 |
| 601 | 80 | 7.35 | 153402.6 |
| 546 | 82 | 9.5 | 58846.04 |
| 602 | 85 | 6.95 | 122298.68 |
| 619 | 85 | 6.65 | 131884.11 |
| 634 | 80 | 7.35 | 71944.94 |
| 651 | 80 | 7.05 | 95842.15 |
| 609 | 80 | 6.15 | 227779.46 |
| 570 | 90 | 7.55 | 221237.33 |
| 570 | 80 | 6.55 | 399641.89 |
| 627 | 80 | 6.6 | 171048.22 |
| 592 | 72 | 6.35 | 149860.4 |
| 580 | 80 | 6.45 | 72733.55 |
| 749 | 80 | 6.25 | 172636.04 |
| 569 | 80 | 5.7 | 115155.5 |
| 646 | 80 | 6.85 | 87126.38 |
| 606 | 80 | 7.5 | 179067.01 |
| 586 | 80 | 7.65 | 103925.11 |
| 547 | 81 | 8.9 | 55519.02 |
| 641 | 95 | 7.4 | 149986.36 |
| 620 | 80 | 6.45 | 72733.55 |
| 550 | 81 | 8.3 | 54565.54 |
| 628 | 80 | 6.75 | 63944.9 |
| 563 | 85 | 7.3 | 134196.27 |
| 728 | 79 | 6.3 | 194816.75 |
| 600 | 90 | 8.35 | 127720.15 |
| 587 | 63 | 6.05 | 139861.95 |
| 564 | 90 | 8.3 | 257237.53 |
| 656 | 80 | 6.8 | 147873.82 |
| 649 | 80 | 6.55 | 79928.38 |
| 636 | 85 | 8.85 | 103641.56 |
| 569 | 90 | 6.99 | 181484.82 |
| 546 | 85 | 8.35 | 80199.87 |
| 593 | 80 | 7.75 | 95532.53 |
| 566 | 90 | 8.8 | 94446.19 |
| 591 | 71 | 6.85 | 94919.79 |
| 665 | 80 | 7.65 | 134702.92 |
| 657 | 80 | 6.45 | 269718.37 |
| 573 | 80 | 7.9 | 89538.65 |
| 656 | 80 | 7.1 | 89527.99 |
| 610 | 80 | 7.15 | 90807.68 |
| 693 | 80 | 6.95 | 231728.01 |
| 634 | 80 | 7.05 | 118703.58 |
| 569 | 90 | 8.35 | 175140.51 |
| 548 | 85 | 7.65 | 109571.04 |
| 553 | 90 | 9.05 | 86038.46 |
| 561 | 79 | 6.65 | 66538.53 |
| 626 | 80 | 7.4 | 149087.04 |
| 651 | 80 | 7.85 | 110083.8 |
| 572 | 90 | 7.3 | 304407.7 |
| 645 | 80 | 7.25 | 97798.65 |
| 759 | 80 | 6.55 | 195824.52 |

| | | | |
|---|---|---|---|
| 659 | 80 | 7.4 | 148687.34 |
| 583 | 80 | 6.65 | 71856.86 |
| 565 | 75 | 11.05 | 59935.94 |
| 657 | 95 | 6.799 | 146175.24 |
| 605 | 60 | 8.125 | 35976.45 |
| 635 | 95 | 8.25 | 113927.31 |
| 582 | 90 | 8.125 | 139408.75 |
| 618 | 54 | 6.99 | 79834.38 |
| 522 | 80 | 8.75 | 85600 |
| 563 | 90 | 7.75 | 312300 |
| 648 | 65 | 7.625 | 83839.27 |
| 624 | 95 | 7 | 86853.75 |
| 592 | 80 | 7.25 | 100800 |
| 673 | 80 | 7.2 | 87131.3 |
| 649 | 80 | 6.5 | 149464.76 |
| 562 | 90 | 7.75 | 116917.42 |
| 590 | 85 | 7.625 | 101076.79 |
| 627 | 85 | 7.875 | 84818.29 |
| 571 | 90 | 8.25 | 88053.82 |
| 594 | 90 | 7.125 | 127607.87 |
| 602 | 75 | 6.875 | 77934.48 |
| 571 | 90 | 7.99 | 205861.5 |
| 609 | 95 | 8.375 | 85351.92 |
| 598 | 85 | 7.375 | 84935.33 |
| 599 | 85 | 7.75 | 95557.51 |
| 607 | 85 | 6.875 | 74737.16 |
| 539 | 80 | 7.25 | 121505.14 |
| 602 | 85 | 7.625 | 152889.26 |
| 617 | 80 | 7.125 | 256000 |
| 727 | 85 | 7.5 | 122309.16 |
| 534 | 60 | 9.7 | 29985.85 |
| 604 | 63 | 7 | 50000 |
| 626 | 80 | 6.425 | 151860.57 |
| 586 | 75 | 7.75 | 104925.89 |
| 572 | 90 | 9.05 | 70123.83 |
| 597 | 80 | 8.2 | 71953.62 |
| 628 | 85 | 7.375 | 66300 |
| 695 | 70 | 6.5 | 73933.1 |
| 573 | 70 | 7.25 | 73442.66 |
| 589 | 60 | 8.5 | 61462.74 |
| 549 | 80 | 9.85 | 247886.73 |
| 570 | 90 | 9.75 | 67468.51 |
| 568 | 90 | 9.05 | 89902.33 |
| 624 | 85 | 7.75 | 62430.9 |
| 642 | 90 | 7.75 | 107847.05 |
| 541 | 95 | 10 | 61172.93 |
| 635 | 80 | 9.15 | 179904.71 |
| 547 | 90 | 8.5 | 170896.41 |
| 635 | 80 | 7.375 | 105600 |
| 681 | 91 | 7.5 | 50000 |
| 572 | 90 | 9.775 | 115956.16 |
| 600 | 90 | 8.25 | 178133.34 |

| | | | |
|---|---|---|---|
| 598 | 90 | 7.5 | 225282.68 |
| 650 | 95 | 7.375 | 274790.74 |
| 666 | 76 | 6.25 | 111893.73 |
| 715 | 85 | 6.625 | 199573.77 |
| 620 | 90 | 6.625 | 131000 |
| 593 | 78 | 6.75 | 113000 |
| 596 | 76 | 6.875 | 73000 |
| 644 | 75 | 6.5 | 240000 |
| 583 | 23 | 8.125 | 19986.92 |
| 570 | 90 | 8.375 | 55800 |
| 611 | 84 | 6.375 | 220000 |
| 556 | 75 | 8.875 | 86250 |
| 588 | 85 | 8.625 | 69700 |
| 623 | 95 | 7.875 | 206957.47 |
| 613 | 57 | 6.99 | 111908.01 |
| 633 | 57 | 7.375 | 112914.02 |
| 649 | 86 | 7.125 | 307000 |
| 527 | 60 | 10.25 | 35385.16 |
| 536 | 75 | 8.625 | 112433.58 |
| 619 | 80 | 7.25 | 109827.86 |
| 533 | 84 | 7.875 | 125000 |
| 632 | 59 | 6.375 | 209609.96 |
| 565 | 90 | 8.3 | 197875.03 |
| 718 | 80 | 6.625 | 95915.3 |
| 581 | 85 | 7.5 | 121459.79 |
| 705 | 80 | 6.125 | 103898.92 |
| 597 | 90 | 7.5 | 50400 |
| 549 | 80 | 9 | 59967.23 |
| 608 | 89 | 7.75 | 84940.01 |
| 600 | 84 | 7 | 75000 |
| 527 | 70 | 7.625 | 75600 |
| 521 | 75 | 7.75 | 67500 |
| 615 | 44 | 6.75 | 50000 |
| 633 | 57 | 7.5 | 167875.32 |
| 562 | 77 | 7.25 | 59953.19 |
| 747 | 85 | 6.75 | 88000 |
| 674 | 95 | 7.25 | 208836.96 |
| 605 | 80 | 6.625 | 119000 |
| 521 | 75 | 8 | 71202.19 |
| 723 | 85 | 6.125 | 110500 |
| 669 | 89 | 7.875 | 164500 |
| 562 | 60 | 8 | 15000 |
| 547 | 85 | 7.375 | 170000 |
| 591 | 90 | 7.875 | 100800 |
| 575 | 82 | 7 | 89926.23 |
| 586 | 80 | 6.75 | 171851.91 |
| 585 | 80 | 6.75 | 164000 |
| 651 | 95 | 7.75 | 123412.83 |
| 520 | 50 | 6.75 | 91521.13 |
| 545 | 37 | 7.5 | 83188.21 |
| 624 | 90 | 9.15 | 125933.3 |
| 620 | 95 | 7.5 | 147140.72 |

| | | | |
|---|---|---|---|
| 584 | 88 | 8.25 | 67107.18 |
| 607 | 55 | 9.25 | 49974.08 |
| 602 | 95 | 8.99 | 144021.13 |
| 505 | 68 | 8.75 | 121430.1 |
| 630 | 90 | 7.5 | 89933.21 |
| 587 | 59 | 7.375 | 130000 |
| 616 | 90 | 7 | 97120.33 |
| 576 | 89 | 7.99 | 61958.32 |
| 618 | 74 | 7.25 | 223150.25 |
| 563 | 85 | 7.99 | 172433.99 |
| 550 | 75 | 8.125 | 66956.18 |
| 526 | 75 | 8.5 | 86197.75 |
| 607 | 85 | 7.8 | 56870.16 |
| 566 | 61 | 7.99 | 74898.81 |
| 627 | 75 | 8.33 | 97377.24 |
| 707 | 95 | 6.875 | 208824.42 |
| 578 | 75 | 8.125 | 261000 |
| 501 | 78 | 8.125 | 92939.17 |
| 579 | 85 | 7.25 | 289000 |
| 594 | 76 | 7.5 | 137600 |
| 569 | 76 | 7.75 | 184869.43 |
| 587 | 65 | 6.5 | 100750 |
| 656 | 68 | 6.375 | 49953.7 |
| 615 | 90 | 7.25 | 350726.19 |
| 604 | 92 | 6.75 | 135882.91 |
| 610 | 85 | 6.875 | 233750 |
| 600 | 95 | 7.75 | 112970.21 |
| 626 | 85 | 7.25 | 89180.38 |
| 646 | 80 | 5.75 | 219270.83 |
| 630 | 85 | 7.25 | 55250 |
| 638 | 94 | 7.875 | 123914.66 |
| 568 | 80 | 7.375 | 111914.77 |
| 669 | 95 | 7.125 | 156750 |
| 530 | 80 | 7.75 | 63954.83 |
| 598 | 85 | 7.25 | 112112.48 |
| 600 | 95 | 7.375 | 161500 |
| 562 | 80 | 6.875 | 78400 |
| 616 | 95 | 7.625 | 181450 |
| 550 | 70 | 7.5 | 210000 |
| 649 | 80 | 7.5 | 63500 |
| 622 | 70 | 7.25 | 160000 |
| 757 | 85 | 7 | 50150 |
| 542 | 75 | 7.75 | 176875.07 |
| 503 | 80 | 7.375 | 152000 |
| 527 | 75 | 7.5 | 161130.33 |
| 637 | 95 | 7.25 | 60800 |
| 643 | 80 | 6.125 | 183821.17 |
| 592 | 85 | 8.375 | 152904.9 |
| 611 | 89 | 7.375 | 101922.38 |
| 685 | 76 | 6.875 | 97000 |
| 553 | 60 | 7.625 | 60000 |
| 645 | 80 | 6.75 | 224000 |

| | | | |
|---|---|---|---|
| 676 | 80 | 6.625 | 133482.12 |
| 586 | 85 | 8.375 | 101300 |
| 602 | 95 | 7.85 | 151894.86 |
| 585 | 77 | 6.75 | 97985.56 |
| 586 | 49 | 6.85 | 90923.17 |
| 532 | 70 | 10.8 | 66450.24 |
| 533 | 40 | 9.45 | 47976.14 |
| 582 | 85 | 5.95 | 115766.26 |
| 572 | 71 | 6.99 | 70941.69 |
| 753 | 85 | 7.85 | 62007.08 |
| 632 | 85 | 6.99 | 97669.71 |
| 600 | 90 | 8.25 | 71054.66 |
| 553 | 85 | 9.3 | 124036.34 |
| 602 | 79 | 7.75 | 129815.89 |
| 607 | 85 | 7.5 | 51811.52 |
| 516 | 80 | 8.5 | 59927.04 |
| 559 | 80 | 7.99 | 127827.3 |
| 603 | 85 | 7.85 | 169882.41 |
| 615 | 70 | 6.99 | 110417.81 |
| 623 | 85 | 8.35 | 59500 |
| 536 | 80 | 8.49 | 204675.68 |
| 537 | 57 | 7.5 | 175869.38 |
| 568 | 69 | 8.25 | 81947.71 |
| 546 | 77 | 8.7 | 52669.37 |
| 600 | 87 | 8.6 | 112433.24 |
| 590 | 90 | 7.9 | 78696.08 |
| 602 | 80 | 7.25 | 80736.97 |
| 631 | 80 | 6.99 | 214623.58 |
| 631 | 80 | 6.99 | 143881.73 |
| 752 | 80 | 7 | 284566.54 |
| 561 | 79 | 6.4 | 159704.26 |
| 767 | 85 | 5.7 | 233256.07 |
| 624 | 80 | 7.4 | 81138.51 |
| 605 | 80 | 6.65 | 67940.29 |
| 580 | 85 | 7.95 | 326804.89 |
| 610 | 90 | 6.6 | 108803.45 |
| 643 | 80 | 7.2 | 83933.81 |
| 653 | 80 | 6.99 | 105912.94 |
| 644 | 80 | 5.95 | 72726.83 |
| 641 | 80 | 7 | 195439.66 |
| 639 | 90 | 6.6 | 175030.61 |
| 622 | 80 | 6.99 | 171299.19 |
| 655 | 85 | 7.55 | 67100.66 |
| 606 | 80 | 8.49 | 79951.43 |
| 576 | 90 | 7.25 | 193349.04 |
| 649 | 80 | 6.99 | 111908.01 |
| 598 | 90 | 7.5 | 73745.23 |
| 612 | 85 | 6.65 | 72186.57 |
| 616 | 80 | 7.99 | 90339.21 |
| 625 | 79 | 6.8 | 68341.68 |
| 598 | 80 | 6.9 | 73138.8 |
| 626 | 90 | 7.15 | 69750 |

| | | | |
|---|---|---|---|
| 601 | 80 | 6.49 | 91034.32 |
| 552 | 64 | 6.99 | 351710.89 |
| 690 | 80 | 6.99 | 101516.55 |
| 646 | 80 | 6.99 | 131891.58 |
| 625 | 75 | 6.84 | 134885.8 |
| 587 | 89 | 7.5 | 118911.68 |
| 653 | 90 | 6.99 | 146579.5 |
| 670 | 75 | 6.99 | 75687.78 |
| 667 | 80 | 7.59 | 255013.99 |
| 679 | 80 | 6.65 | 179841.96 |
| 623 | 80 | 7.4 | 155881.88 |
| 603 | 80 | 6.35 | 115892.03 |
| 654 | 80 | 7.25 | 121809.07 |
| 580 | 80 | 7.15 | 121902.92 |
| 627 | 90 | 6.75 | 130387.64 |
| 603 | 80 | 7.74 | 183200 |
| 615 | 79 | 6.25 | 94630.12 |
| 675 | 80 | 7.4 | 107918.23 |
| 611 | 80 | 6.75 | 120000 |
| 648 | 90 | 6.95 | 75987.04 |
| 646 | 80 | 6.99 | 171858.73 |
| 609 | 80 | 6.49 | 91117.39 |
| 620 | 80 | 7.25 | 110233.94 |
| 587 | 80 | 6.65 | 81608.28 |
| 604 | 80 | 6.25 | 135693.13 |
| 586 | 80 | 6.5 | 179837.27 |
| 723 | 80 | 7 | 123019.08 |
| 607 | 90 | 8.85 | 58433.8 |
| 624 | 80 | 7.25 | 136000 |
| 591 | 85 | 7.99 | 123252.08 |
| 586 | 82 | 7.5 | 133900.55 |
| 673 | 80 | 7 | 167862.29 |
| 676 | 80 | 6.45 | 52112.38 |
| 632 | 85 | 7.4 | 59500 |
| 611 | 90 | 7.1 | 84981.64 |
| 721 | 80 | 7.49 | 163878.04 |
| 643 | 80 | 7.24 | 87451.59 |
| 582 | 90 | 6.9 | 162000 |
| 651 | 80 | 7 | 117503.6 |
| 756 | 80 | 5.99 | 88345.79 |
| 545 | 85 | 7.49 | 169746.37 |
| 659 | 80 | 6.75 | 335710.71 |
| 668 | 80 | 7.49 | 143892.91 |
| 589 | 80 | 6.75 | 146273.95 |
| 775 | 85 | 6.65 | 157111.94 |
| 615 | 90 | 6.74 | 226604.34 |
| 665 | 80 | 7.4 | 115912.17 |
| 580 | 90 | 6.4 | 271249.75 |
| 634 | 85 | 6.75 | 49956.95 |
| 638 | 80 | 7.4 | 231824.34 |
| 642 | 80 | 7.75 | 75946.35 |
| 617 | 75 | 6.65 | 159233.96 |

| | | | |
|---|---|---|---|
| 612 | 95 | 7.5 | 166381.26 |
| 562 | 85 | 6.6 | 157110.59 |
| 646 | 80 | 6.99 | 71461.25 |
| 634 | 80 | 6.99 | 143881.73 |
| 628 | 80 | 6.5 | 255688.64 |
| 616 | 85 | 6.75 | 132485.82 |
| 653 | 80 | 7.75 | 95932.24 |
| 574 | 90 | 7.74 | 166382.25 |
| 691 | 80 | 7.25 | 63950.07 |
| 684 | 69 | 6.99 | 59950.72 |
| 679 | 80 | 6.74 | 209778.87 |
| 701 | 80 | 6.15 | 155848.1 |
| 614 | 51 | 7.49 | 74194.78 |
| 581 | 80 | 7.99 | 62358.04 |
| 623 | 80 | 7.49 | 73944.96 |
| 547 | 80 | 7.99 | 49966.38 |
| 548 | 65 | 8.49 | 71456.59 |
| 561 | 70 | 9.99 | 127343.52 |
| 510 | 85 | 8.35 | 176578.31 |
| 630 | 80 | 6.99 | 159868.58 |
| 598 | 80 | 6.65 | 78331.17 |
| 571 | 74 | 7.49 | 120910.01 |
| 564 | 80 | 8.25 | 103866.9 |
| 546 | 80 | 8.875 | 65600 |
| 633 | 71 | 7.5 | 102257.51 |
| 593 | 64 | 7.375 | 170869.88 |
| 682 | 95 | 7.875 | 72550.04 |
| 608 | 82 | 7 | 59950.82 |
| 638 | 85 | 7.375 | 101922.38 |
| 568 | 90 | 9.25 | 100747.74 |
| 558 | 85 | 8.5 | 175843.4 |
| 537 | 74 | 8.625 | 87895.71 |
| 621 | 69 | 6.625 | 109902.95 |
| 598 | 80 | 6.75 | 83927.68 |
| 660 | 95 | 7.25 | 136693.28 |
| 736 | 95 | 6.99 | 331840.23 |
| 678 | 57 | 6.5 | 154859.87 |
| 567 | 80 | 6.625 | 57948.83 |
| 624 | 89 | 6.875 | 73438.25 |
| 579 | 70 | 8 | 97934.24 |
| 589 | 90 | 7.5 | 170873.09 |
| 568 | 90 | 8.5 | 225000 |
| 644 | 85 | 7.75 | 150343.82 |
| 591 | 90 | 7.99 | 75099.47 |
| 545 | 80 | 8.5 | 117448.8 |
| 641 | 75 | 6.25 | 287324.12 |
| 599 | 71 | 6.875 | 394668.15 |
| 601 | 95 | 8.375 | 115827.97 |
| 576 | 47 | 7.375 | 54958.15 |
| 623 | 95 | 8.125 | 90190.97 |
| 568 | 60 | 7.75 | 206853.9 |
| 596 | 87 | 6.875 | 295551.49 |

| | | | |
|---|---|---|---|
| 605 | 80 | 6.125 | 91910.58 |
| 622 | 62 | 7.25 | 67946.95 |
| 547 | 85 | 9.375 | 158869.73 |
| 696 | 62 | 7.25 | 64949.3 |
| 558 | 90 | 8.375 | 121500 |
| 642 | 85 | 7.125 | 74800 |
| 705 | 85 | 6.5 | 80750 |
| 608 | 95 | 7.875 | 77900 |
| 553 | 64 | 6.75 | 150000 |
| 501 | 80 | 8.375 | 60000 |
| 581 | 88 | 7.99 | 106855.64 |
| 572 | 85 | 7.75 | 144398.01 |
| 673 | 90 | 6.25 | 129652.84 |
| 534 | 75 | 10.65 | 71222.58 |
| 582 | 85 | 7.625 | 76500 |
| 546 | 80 | 8.99 | 132327.53 |
| 555 | 70 | 6.99 | 90925.27 |
| 542 | 80 | 7.625 | 83878.01 |
| 569 | 75 | 7.99 | 71951.59 |
| 587 | 78 | 8.3 | 173280.22 |
| 647 | 95 | 7.625 | 142396.86 |
| 558 | 84 | 8.9 | 106131.04 |
| 637 | 83 | 7.4 | 73943.97 |
| 518 | 53 | 9 | 49972.69 |
| 608 | 95 | 8.5 | 101526.4 |
| 606 | 75 | 6.5 | 77109.96 |
| 613 | 90 | 6.99 | 159037.56 |
| 664 | 49 | 8 | 69953.03 |
| 520 | 60 | 8.99 | 72520.24 |
| 570 | 75 | 8.625 | 93294.88 |
| 586 | 90 | 9 | 67463.13 |
| 635 | 83 | 7.75 | 68951.3 |
| 629 | 92 | 7.25 | 229820.57 |
| 594 | 90 | 6.99 | 188844.78 |
| 580 | 62 | 7.25 | 112823.17 |
| 608 | 70 | 7.75 | 95832.31 |
| 555 | 85 | 9.5 | 85000 |
| 675 | 75 | 6.875 | 52500 |
| 572 | 80 | 7.75 | 86339.02 |
| 585 | 56 | 9.69 | 34983.47 |
| 583 | 90 | 7.388 | 144000 |
| 550 | 90 | 9.096 | 134927.72 |
| 620 | 77 | 6.375 | 122500 |
| 619 | 95 | 8.625 | 184191.19 |
| 584 | 85 | 7.99 | 131661.42 |
| 600 | 87 | 6.875 | 121000 |
| 533 | 85 | 8.25 | 116450 |
| 702 | 75 | 7.25 | 82370.89 |
| 588 | 90 | 7.99 | 60259.46 |
| 569 | 90 | 7.875 | 236537.1 |
| 559 | 80 | 7.875 | 127412.26 |
| 563 | 90 | 8.25 | 179885.22 |

| | | | |
|---|---|---|---|
| 509 | 80 | 7.875 | 123914.66 |
| 571 | 80 | 7.875 | 188000 |
| 550 | 75 | 7.625 | 70448.98 |
| 624 | 85 | 7.25 | 80687 |
| 621 | 94 | 7.5 | 281790.72 |
| 549 | 73 | 7.75 | 94000 |
| 607 | 90 | 7.125 | 173700 |
| 586 | 90 | 7.75 | 94500 |
| 598 | 90 | 7.5 | 103500 |
| 512 | 85 | 8.375 | 67108.26 |
| 577 | 70 | 6.5 | 154000 |
| 631 | 73 | 7.5 | 50000 |
| 574 | 85 | 7.5 | 97750 |
| 631 | 85 | 7.25 | 170000 |
| 558 | 85 | 7.5 | 84936.92 |
| 649 | 85 | 6.5 | 63750 |
| 562 | 80 | 7 | 104714.09 |
| 549 | 80 | 7.5 | 120000 |
| 575 | 84 | 7.625 | 137000 |
| 661 | 85 | 6.5 | 142500 |
| 630 | 87 | 7 | 154500 |
| 553 | 70 | 8 | 220500 |
| 617 | 90 | 8.25 | 66600 |
| 624 | 85 | 7.75 | 72165 |
| 563 | 80 | 7.125 | 176000 |
| 615 | 85 | 6.75 | 91800 |
| 626 | 90 | 8 | 234000 |
| 497 | 60 | 8.875 | 62964.68 |
| 648 | 85 | 7.375 | 56950 |
| 637 | 80 | 7.375 | 68000 |
| 662 | 92 | 7.125 | 103000 |
| 551 | 75 | 8.125 | 105680.83 |
| 519 | 73 | 7.75 | 90000 |
| 593 | 90 | 8.375 | 382500 |
| 640 | 90 | 7.625 | 283000.61 |
| 627 | 85 | 7.125 | 67150 |
| 610 | 80 | 6.5 | 424000 |
| 646 | 60 | 6.375 | 188000 |
| 563 | 90 | 8.125 | 94860 |
| 682 | 85 | 6.75 | 255000 |
| 608 | 75 | 6.25 | 270000 |
| 552 | 75 | 7.125 | 97500 |
| 607 | 95 | 7.375 | 155300 |
| 599 | 89 | 7.625 | 136900.84 |
| 541 | 80 | 8 | 106400 |
| 564 | 65 | 7.875 | 50000 |
| 534 | 75 | 8.875 | 50250 |
| 578 | 65 | 7.375 | 64950.54 |
| 601 | 85 | 7.625 | 111014.6 |
| 686 | 90 | 6.875 | 181647.26 |
| 633 | 95 | 7.25 | 161374.02 |
| 527 | 50 | 7.5 | 59955.47 |

| | | | |
|---|---|---|---|
| 650 | 80 | 7.5 | 135899.07 |
| 532 | 85 | 9.125 | 180953.65 |
| 566 | 80 | 6.875 | 58350.93 |
| 575 | 85 | 7.375 | 161377.11 |
| 608 | 43 | 7.25 | 54957.09 |
| 612 | 90 | 7.625 | 116915.32 |
| 609 | 95 | 7.875 | 92086.58 |
| 672 | 55 | 5.99 | 202797.53 |
| 702 | 78 | 7.25 | 129898.59 |
| 607 | 82 | 7.25 | 109164.77 |
| 524 | 75 | 8.875 | 62964.68 |
| 580 | 85 | 6.99 | 163915.26 |
| 724 | 79 | 6.5 | 82875.01 |
| 548 | 45 | 7.875 | 104927.74 |
| 553 | 85 | 7.625 | 97679.25 |
| 515 | 55 | 9.625 | 61570.49 |
| 725 | 85 | 6.99 | 52656.72 |
| 592 | 66 | 7 | 71622.39 |
| 660 | 80 | 6.125 | 82319.91 |
| 568 | 65 | 7.43 | 124905.93 |
| 614 | 80 | 7.5 | 87934.69 |
| 593 | 58 | 7.625 | 79942.1 |
| 609 | 86 | 7 | 76745.34 |
| 579 | 75 | 7.625 | 74945.71 |
| 541 | 79 | 8.5 | 92943.66 |
| 610 | 59 | 5.875 | 39918.22 |
| 579 | 69 | 6.75 | 61393.8 |
| 566 | 68 | 7.375 | 49923.67 |
| 555 | 90 | 8.875 | 134924.32 |
| 531 | 85 | 7.75 | 61156.81 |
| 684 | 90 | 6.375 | 224791.6 |
| 628 | 87 | 7.9 | 62956.86 |
| 600 | 90 | 7.125 | 153776.93 |
| 655 | 59 | 6.875 | 104911.78 |
| 623 | 95 | 7.99 | 106233.52 |
| 617 | 72 | 8.25 | 49968.12 |
| 641 | 88 | 7.25 | 118500 |
| 655 | 85 | 6.75 | 239793.36 |
| 548 | 75 | 7.375 | 67500 |
| 500 | 75 | 9.125 | 127500 |
| 627 | 95 | 7.5 | 141550 |
| 616 | 95 | 8.15 | 165300 |
| 637 | 89 | 6.875 | 239898.28 |
| 649 | 85 | 7.58 | 165750 |
| 601 | 95 | 7.99 | 107255 |
| 590 | 85 | 9.85 | 89250 |
| 551 | 80 | 9 | 71600 |
| 661 | 86 | 6.75 | 119896.68 |
| 616 | 60 | 7 | 274774.58 |
| 564 | 90 | 7.875 | 119617.62 |
| 594 | 52 | 7.25 | 87931.35 |
| 611 | 95 | 7.25 | 133000 |

| | | | |
|---|---|---|---|
| 562 | 80 | 7.625 | 209448.29 |
| 565 | 85 | 8 | 180928.52 |
| 578 | 85 | 8.375 | 267583.58 |
| 643 | 95 | 7.25 | 232750 |
| 595 | 90 | 7.375 | 81000 |
| 601 | 84 | 7.25 | 110500 |
| 645 | 73 | 6.25 | 145800 |
| 574 | 80 | 8 | 85500 |
| 670 | 79 | 6.125 | 98000 |
| 545 | 90 | 8.125 | 170888.14 |
| 643 | 90 | 9.65 | 109694.93 |
| 590 | 66 | 7.99 | 124416.29 |
| 658 | 90 | 6.5 | 361922.52 |
| 638 | 90 | 7 | 77400 |
| 623 | 85 | 6.99 | 95971.11 |
| 617 | 76 | 7.75 | 196860.96 |
| 542 | 80 | 8.75 | 159508.18 |
| 556 | 85 | 7.875 | 343763.26 |
| 525 | 70 | 8.99 | 87452.1 |
| 751 | 95 | 6.25 | 152804.87 |
| 675 | 85 | 5.99 | 215684.66 |
| 625 | 90 | 6.99 | 75717.76 |
| 551 | 71 | 7.75 | 116417.78 |
| 647 | 67 | 6.99 | 174856.28 |
| 663 | 80 | 7.125 | 51958.42 |
| 609 | 95 | 8.25 | 74907.21 |
| 640 | 70 | 6.375 | 125883.3 |
| 620 | 75 | 8.5 | 74954.56 |
| 588 | 83 | 6.99 | 111908.01 |
| 648 | 85 | 5.99 | 103596.57 |
| 516 | 85 | 7.625 | 233580.82 |
| 554 | 90 | 7.75 | 152892.01 |
| 549 | 80 | 7 | 132691.15 |
| 571 | 80 | 7.625 | 118314.3 |
| 634 | 90 | 7 | 86329.18 |
| 653 | 79 | 6.5 | 68937.62 |
| 533 | 70 | 8.25 | 122421.89 |
| 522 | 80 | 8.625 | 135838.84 |
| 553 | 65 | 8.75 | 64962.6 |
| 570 | 80 | 7.25 | 61002.37 |
| 639 | 90 | 7.375 | 233910 |
| 653 | 39 | 7.875 | 99931.18 |
| 522 | 80 | 8.99 | 102343.95 |
| 547 | 80 | 8.125 | 61559.7 |
| 615 | 90 | 6.25 | 74100 |
| 534 | 70 | 7.625 | 194600 |
| 522 | 85 | 9.375 | 97700.64 |
| 631 | 80 | 7.2 | 90656.49 |
| 577 | 90 | 8.38 | 91293.28 |
| 655 | 85 | 8.78 | 68810.63 |
| 616 | 89 | 7.26 | 74941.61 |
| 627 | 80 | 7 | 94800 |

| | | | |
|---|---|---|---|
| 591 | 90 | 8.86 | 143289.38 |
| 558 | 80 | 8 | 137427.73 |
| 628 | 90 | 7.25 | 141189.77 |
| 604 | 85 | 7.25 | 49960.99 |
| 570 | 90 | 7.99 | 233842.67 |
| 608 | 95 | 7.875 | 75947.7 |
| 596 | 80 | 7.125 | 115907.24 |
| 519 | 80 | 7.5 | 91931.72 |
| 574 | 88 | 7.5 | 78941.37 |
| 561 | 80 | 8.875 | 119932.73 |
| 614 | 85 | 7.25 | 129948.55 |
| 518 | 85 | 9.875 | 169922.77 |
| 580 | 75 | 8.125 | 296056.21 |
| 563 | 90 | 9.875 | 70168.11 |
| 672 | 43 | 6.99 | 101000 |
| 624 | 90 | 7.375 | 114213.03 |
| 527 | 67 | 9.9 | 199909.61 |
| 596 | 75 | 9.53 | 59970.67 |
| 606 | 75 | 7.75 | 112420.6 |
| 693 | 78 | 6.375 | 172340.23 |
| 580 | 89 | 7.99 | 195300 |
| 579 | 70 | 8.5 | 130121.12 |
| 564 | 75 | 10.5 | 50604.88 |
| 542 | 58 | 7.375 | 60000 |
| 603 | 90 | 7.5 | 395706.11 |
| 550 | 80 | 8.5 | 57565.11 |
| 543 | 75 | 8.13 | 59961 |
| 660 | 80 | 7.5 | 70347.75 |
| 593 | 80 | 8.25 | 92341.08 |
| 607 | 93 | 7 | 148200 |
| 556 | 84 | 7.125 | 186850.46 |
| 637 | 45 | 5.9 | 100000 |
| 528 | 65 | 8.24 | 100750 |
| 554 | 90 | 7.13 | 103500 |
| 582 | 90 | 8.2 | 89942.02 |
| 694 | 89 | 7.59 | 105373.14 |
| 560 | 70 | 7.9 | 89938.38 |
| 613 | 95 | 7 | 95475 |
| 609 | 90 | 7.625 | 94500 |
| 611 | 95 | 7.25 | 141550 |
| 572 | 90 | 7.75 | 162000 |
| 682 | 94 | 7.375 | 185250 |
| 608 | 93 | 8.31 | 97388.62 |
| 543 | 90 | 7.625 | 265307.84 |
| 623 | 89 | 6.75 | 194832.11 |
| 567 | 90 | 8.5 | 102537.84 |
| 646 | 90 | 6.65 | 211314.3 |
| 722 | 95 | 7.375 | 139650 |
| 614 | 90 | 7.4 | 138495.06 |
| 533 | 90 | 7.5 | 117000 |
| 630 | 95 | 6.75 | 131100 |
| 632 | 90 | 6.99 | 175500 |

| | | | |
|---|---|---|---|
| 487 | 24 | 7.125 | 53000 |
| 655 | 89 | 6.875 | 152871.45 |
| 559 | 58 | 9.6 | 51924.25 |
| 618 | 70 | 8.75 | 91000 |
| 654 | 94 | 6.25 | 204805.48 |
| 633 | 80 | 7.47 | 119729.51 |
| 606 | 80 | 6.5 | 443598.61 |
| 632 | 85 | 7.375 | 284533.33 |
| 684 | 55 | 5.875 | 205789.97 |
| 673 | 79 | 7 | 218820.48 |
| 558 | 80 | 7.625 | 115116.62 |
| 617 | 79 | 6.625 | 101300 |
| 590 | 85 | 8 | 100300 |
| 586 | 82 | 8.125 | 101800 |
| 578 | 80 | 6.75 | 202400 |
| 552 | 80 | 7.25 | 112000 |
| 610 | 85 | 7.375 | 52700 |
| 569 | 90 | 7.75 | 67500 |
| 621 | 90 | 6.75 | 193500 |
| 587 | 80 | 6.625 | 64000 |
| 649 | 85 | 6.625 | 93500 |
| 582 | 75 | 7 | 50250 |
| 620 | 95 | 7.125 | 152000 |
| 618 | 92 | 7.625 | 70000 |
| 672 | 85 | 6.75 | 95200 |
| 576 | 80 | 7.5 | 110000 |
| 551 | 85 | 7.75 | 80750 |
| 526 | 84 | 8.125 | 67455.84 |
| 554 | 80 | 6.875 | 50040 |
| 559 | 85 | 7.25 | 279500 |
| 611 | 80 | 6.5 | 180000 |
| 607 | 76 | 6.75 | 117500 |
| 555 | 90 | 8.875 | 140850 |
| 612 | 85 | 7.25 | 294100 |
| 609 | 95 | 7.5 | 166250 |
| 586 | 80 | 7.375 | 71200 |
| 577 | 70 | 6.125 | 228900 |
| 647 | 80 | 6.625 | 392000 |
| 573 | 80 | 7.25 | 250000 |
| 555 | 43 | 7.375 | 109500 |
| 626 | 83 | 6.25 | 111000 |
| 690 | 82 | 5.875 | 95200 |
| 571 | 89 | 8.25 | 84000 |
| 541 | 80 | 7.5 | 105200 |
| 606 | 85 | 7.375 | 225000 |
| 592 | 66 | 6.75 | 165000 |
| 782 | 70 | 5.875 | 94500 |
| 616 | 90 | 6.875 | 263700 |
| 557 | 62 | 7.25 | 96000 |
| 696 | 90 | 6.875 | 153000 |
| 554 | 80 | 6.75 | 67941.45 |
| 659 | 85 | 7.625 | 87678 |

| | | | |
|---|---|---|---|
| 560 | 90 | 8.375 | 64800 |
| 560 | 90 | 8.375 | 55800 |
| 605 | 87 | 7.375 | 110000 |
| 528 | 70 | 7.375 | 57000 |
| 613 | 95 | 7.75 | 118500 |
| 612 | 76 | 6.375 | 87000 |
| 582 | 90 | 8.5 | 135000 |
| 542 | 85 | 7.5 | 67150 |
| 647 | 90 | 7.5 | 60750 |
| 543 | 54 | 6.625 | 75000 |
| 620 | 95 | 8 | 79705 |
| 519 | 73 | 6.75 | 142000 |
| 602 | 95 | 7.875 | 69252.31 |
| 686 | 80 | 6.625 | 183674.41 |
| 585 | 90 | 7.5 | 179731.56 |
| 651 | 72 | 6.5 | 159709.93 |
| 661 | 75 | 7.55 | 53463.75 |
| 598 | 80 | 6.65 | 98713.26 |
| 563 | 90 | 8.35 | 211367.87 |
| 619 | 80 | 5.7 | 82712.73 |
| 567 | 90 | 6.6 | 130384.3 |
| 633 | 80 | 6.95 | 87927.16 |
| 566 | 86 | 7.55 | 86836.15 |
| 585 | 90 | 8.2 | 129876.28 |
| 639 | 80 | 6.55 | 259687.3 |
| 587 | 80 | 7.65 | 82620.46 |
| 605 | 80 | 7.7 | 175874.52 |
| 699 | 80 | 6.95 | 113819.7 |
| 523 | 80 | 8.55 | 83949.63 |
| 600 | 85 | 7.75 | 95132.81 |
| 566 | 90 | 7.99 | 206860.82 |
| 598 | 80 | 5.15 | 112668.18 |
| 582 | 80 | 7.1 | 83932.49 |
| 591 | 80 | 6.75 | 71938.01 |
| 596 | 80 | 6.45 | 63861.65 |
| 623 | 83 | 8.4 | 65199.66 |
| 645 | 85 | 6.95 | 123997.27 |
| 581 | 90 | 7.05 | 175357.55 |
| 722 | 80 | 6.5 | 110220.27 |
| 591 | 80 | 7.5 | 67789.65 |
| 610 | 80 | 7.65 | 88736.05 |
| 661 | 80 | 6.6 | 135879.42 |
| 605 | 85 | 7.65 | 137150.13 |
| 659 | 90 | 6 | 391110.26 |
| 573 | 75 | 7.75 | 68201.83 |
| 658 | 90 | 6.7 | 98913.92 |
| 615 | 90 | 6.3 | 214797.96 |
| 603 | 85 | 7.9 | 254825.4 |
| 725 | 90 | 6.9 | 67243.74 |
| 613 | 84 | 9.4 | 69764.94 |
| 671 | 80 | 6.95 | 77935.43 |
| 650 | 80 | 6.95 | 102315.24 |

| | | | |
|---|---|---|---|
| 720 | 80 | 6.35 | 118034.05 |
| 671 | 80 | 6.2 | 256833.71 |
| 599 | 80 | 7.5 | 140695.51 |
| 577 | 90 | 6.75 | 206821.78 |
| 622 | 80 | 6.7 | 75134.62 |
| 563 | 80 | 7.8 | 52568.24 |
| 561 | 90 | 8.8 | 62964.13 |
| 613 | 95 | 7.85 | 161887.95 |
| 600 | 90 | 6.5 | 337500 |
| 641 | 80 | 6.8 | 161462.22 |
| 637 | 80 | 7.75 | 67792.12 |
| 556 | 85 | 8.3 | 78144.64 |
| 557 | 85 | 9.05 | 90051.29 |
| 589 | 80 | 7.1 | 92725.42 |
| 566 | 87 | 8.55 | 103929.64 |
| 672 | 80 | 7.4 | 130221.33 |
| 571 | 88 | 7.6 | 110569.51 |
| 656 | 80 | 6.85 | 87326.21 |
| 668 | 80 | 7.45 | 75303.51 |
| 785 | 80 | 6.35 | 179033.22 |
| 630 | 80 | 6.5 | 101348.3 |
| 715 | 80 | 7.8 | 102488.34 |
| 655 | 80 | 6.45 | 231788.22 |
| 609 | 80 | 7.6 | 108720.86 |
| 655 | 80 | 7.6 | 143895.25 |
| 573 | 90 | 7.25 | 249105.52 |
| 621 | 80 | 6.1 | 188615.61 |
| 582 | 83 | 7.85 | 109923.91 |
| 654 | 80 | 6.85 | 101665.1 |
| 619 | 85 | 9.3 | 87505.08 |
| 589 | 80 | 7.7 | 141520 |
| 642 | 80 | 7.25 | 93926.67 |
| 582 | 80 | 5.4 | 77131.88 |
| 620 | 80 | 6.5 | 110494.02 |
| 631 | 80 | 7.55 | 265005.14 |
| 580 | 57 | 7.35 | 69946.47 |
| 639 | 80 | 6.95 | 244138.73 |
| 580 | 80 | 5.9 | 346847.7 |
| 691 | 80 | 6.7 | 259773.95 |
| 639 | 95 | 6.95 | 156620.24 |
| 654 | 80 | 7.55 | 60755.32 |
| 631 | 80 | 6.5 | 122289.35 |
| 677 | 80 | 7.85 | 73069.43 |
| 626 | 80 | 7.5 | 115913.91 |
| 628 | 74 | 6.6 | 58947.69 |
| 570 | 90 | 7.55 | 172718 |
| 593 | 80 | 7.15 | 67945.89 |
| 554 | 72 | 6.75 | 89922.51 |
| 611 | 80 | 6.2 | 71131.79 |
| 603 | 80 | 5.9 | 162235.22 |
| 532 | 80 | 7.7 | 174275.67 |
| 649 | 80 | 7 | 75538.03 |

| | | | |
|---|---|---|---|
| 694 | 80 | 7.75 | 182271.26 |
| 551 | 67 | 9.2 | 54821.27 |
| 597 | 90 | 7.15 | 122302.6 |
| 626 | 95 | 8.9 | 50321.92 |
| 604 | 77 | 7.75 | 54961.18 |
| 547 | 80 | 6.45 | 130905.4 |
| 548 | 80 | 7.9 | 100730.98 |
| 599 | 80 | 7.6 | 81060.99 |
| 610 | 80 | 7.4 | 62752.46 |
| 619 | 82 | 8 | 61208.9 |
| 592 | 90 | 8.3 | 170392.38 |
| 675 | 83 | 8.75 | 59965.48 |
| 609 | 55 | 6.5 | 167848.13 |
| 583 | 80 | 7.65 | 99048.62 |
| 548 | 85 | 8.35 | 149964.25 |
| 605 | 90 | 7.05 | 256500 |
| 648 | 80 | 8.25 | 142229.25 |
| 647 | 80 | 7 | 112467.74 |
| 646 | 80 | 6.8 | 134285.41 |
| 697 | 80 | 6.6 | 124689.35 |
| 590 | 80 | 6.55 | 141393.3 |
| 565 | 84 | 7.75 | 75446.71 |
| 606 | 90 | 7 | 119152.25 |
| 586 | 80 | 6.75 | 124999.29 |
| 592 | 80 | 6.6 | 107904.25 |
| 580 | 80 | 6.6 | 243783.67 |
| 593 | 80 | 7.65 | 131260.41 |
| 621 | 80 | 7 | 66265.64 |
| 655 | 80 | 6.85 | 135877.19 |
| 561 | 80 | 7.65 | 106723.09 |
| 595 | 80 | 7.4 | 66349.73 |
| 611 | 80 | 6.7 | 135881.75 |
| 759 | 80 | 6.3 | 85119.94 |
| 661 | 80 | 7.65 | 199776.03 |
| 582 | 80 | 7.7 | 97450.47 |
| 653 | 80 | 8 | 82344.71 |
| 587 | 80 | 7.35 | 63111.71 |
| 606 | 80 | 6.7 | 95805.55 |
| 584 | 80 | 7.2 | 79881.01 |
| 619 | 80 | 6.4 | 97414.13 |
| 569 | 85 | 7.8 | 81802.8 |
| 621 | 85 | 8.8 | 94253.3 |
| 601 | 68 | 7.4 | 195351.98 |
| 666 | 80 | 7.35 | 106318.63 |
| 583 | 80 | 7.65 | 71948.15 |
| 630 | 80 | 7.45 | 111116.65 |
| 725 | 80 | 7.55 | 89637.08 |
| 593 | 80 | 6.65 | 103029.47 |
| 617 | 85 | 8.55 | 109584.26 |
| 681 | 75 | 6.45 | 82285.82 |
| 549 | 85 | 8.4 | 131583.59 |
| 630 | 80 | 7.5 | 50282.66 |

| | | | |
|---|---|---|---|
| 630 | 80 | 6 | 115884.52 |
| 648 | 80 | 6.75 | 97396.08 |
| 609 | 80 | 7.65 | 150291.69 |
| 582 | 80 | 7.1 | 95922.85 |
| 598 | 80 | 7.35 | 61073.26 |
| 607 | 80 | 6.5 | 107902.37 |
| 591 | 80 | 8.25 | 113119.83 |
| 584 | 80 | 6.6 | 292000 |
| 567 | 90 | 7.6 | 175200 |
| 574 | 90 | 7.4 | 169270 |
| 608 | 80 | 7.25 | 94400 |
| 641 | 80 | 7.75 | 67951.01 |
| 0 | 80 | 10.35 | 49579.64 |
| 0 | 58 | 9.3 | 39810 |
| 512 | 80 | 8.15 | 83945.33 |
| 0 | 80 | 10.45 | 52828.77 |
| 0 | 80 | 9 | 79912.27 |
| 0 | 75 | 9.15 | 59968.24 |
| 597 | 65 | 6.93 | 129891.96 |
| 629 | 95 | 7.75 | 88825 |
| 630 | 90 | 8.6 | 139417.21 |
| 633 | 80 | 7.3 | 149484.46 |
| 548 | 80 | 8.2 | 105600 |
| 544 | 81 | 8.3 | 108931.2 |
| 619 | 85 | 9.4 | 127350.99 |
| 646 | 80 | 8 | 66200 |
| 619 | 80 | 7.4 | 67920 |
| 582 | 90 | 8.4 | 77400 |
| 545 | 89 | 8.15 | 132500 |
| 621 | 80 | 6.9 | 61148.84 |
| 581 | 80 | 7.5 | 106720.74 |
| 613 | 75 | 6.5 | 249774 |
| 579 | 87 | 8 | 103474.52 |
| 611 | 82 | 8 | 61208.9 |
| 586 | 80 | 7.3 | 62160 |
| 556 | 81 | 9.05 | 55994.71 |
| 548 | 85 | 8.8 | 80250 |
| 582 | 80 | 6.6 | 159520 |
| 590 | 80 | 6.6 | 59547.16 |
| 653 | 80 | 6.95 | 169459.61 |
| 636 | 85 | 8.5 | 108649.14 |
| 677 | 80 | 6.6 | 128685.81 |
| 690 | 80 | 6.45 | 267755.36 |
| 634 | 80 | 6.85 | 107109.49 |
| 618 | 80 | 7.3 | 127893.14 |
| 539 | 85 | 8.75 | 106250 |
| 560 | 85 | 7.8 | 79244.59 |
| 554 | 85 | 8.3 | 80250 |
| 588 | 80 | 6.7 | 79930.45 |
| 663 | 80 | 7.2 | 76259.87 |
| 603 | 85 | 8.35 | 112979.37 |
| 572 | 87 | 7.99 | 98708.59 |

| | | | |
|---|---|---|---|
| 593 | 80 | 7.75 | 61956.24 |
| 636 | 80 | 7.25 | 149882.99 |
| 0 | 80 | 9.9 | 51896.54 |
| 601 | 80 | 6.4 | 198536.83 |
| 640 | 80 | 8 | 110325.92 |
| 570 | 85 | 7.15 | 87480.33 |
| 627 | 80 | 6.5 | 227640 |
| 568 | 80 | 8.55 | 88746.76 |
| 543 | 82 | 8.05 | 58822 |
| 532 | 70 | 8 | 90938.94 |
| 549 | 80 | 7.7 | 167880.23 |
| 655 | 80 | 7.4 | 191055.24 |
| 527 | 75 | 7.6 | 313271.96 |
| 662 | 80 | 6.9 | 99916.4 |
| 541 | 81 | 8.45 | 56370.48 |
| 587 | 80 | 7.9 | 127832.41 |
| 644 | 80 | 7.1 | 98320.92 |
| 648 | 80 | 7.5 | 80500.21 |
| 618 | 85 | 7.65 | 214320.55 |
| 640 | 80 | 7.5 | 228630.2 |
| 634 | 80 | 8.6 | 207876.57 |
| 601 | 85 | 8.05 | 113050 |
| 601 | 80 | 7.25 | 62400 |
| 585 | 80 | 7.9 | 109924.68 |
| 594 | 80 | 7.5 | 114400 |
| 626 | 80 | 7.2 | 159873.94 |
| 598 | 80 | 7.9 | 141503.04 |
| 622 | 85 | 8 | 136000 |
| 543 | 83 | 8.05 | 67759.97 |
| 548 | 80 | 7.7 | 128264.49 |
| 513 | 70 | 7.95 | 150000 |
| 634 | 80 | 7.5 | 79940.63 |
| 561 | 90 | 8.35 | 165646.44 |
| 605 | 80 | 7.25 | 77939.15 |
| 595 | 90 | 6.6 | 147469.14 |
| 606 | 80 | 7.7 | 122312.74 |
| 594 | 80 | 7.25 | 81600 |
| 608 | 85 | 8.25 | 113657.47 |
| 625 | 80 | 6.6 | 73794.52 |
| 610 | 85 | 7.3 | 259250 |
| 613 | 80 | 7.1 | 106314.49 |
| 617 | 89 | 7.15 | 145883.83 |
| 624 | 80 | 7.4 | 89532.16 |
| 580 | 86 | 8.4 | 95437 |
| 598 | 80 | 7.95 | 163649 |
| 600 | 85 | 9.05 | 212500 |
| 538 | 75 | 7.8 | 97500 |
| 616 | 85 | 7 | 114655.95 |
| 584 | 80 | 7.65 | 93200 |
| 590 | 90 | 7.8 | 134805.74 |
| 583 | 90 | 8.75 | 68360.65 |
| 612 | 85 | 6.75 | 369111.49 |

| | | | |
|---|---|---|---|
| 580 | 90 | 8.375 | 112430.08 |
| 642 | 95 | 6.375 | 246541.24 |
| 632 | 95 | 7.875 | 198550 |
| 557 | 80 | 7 | 58235.89 |
| 638 | 80 | 7.875 | 170882.32 |
| 576 | 85 | 8.5 | 144500 |
| 671 | 73 | 6.75 | 130973.44 |
| 590 | 80 | 7.625 | 61555.41 |
| 657 | 79 | 7.5 | 59910.66 |
| 598 | 90 | 8.125 | 62917.28 |
| 675 | 95 | 7.75 | 156449.5 |
| 629 | 85 | 7.5 | 183463.74 |
| 653 | 84 | 7.125 | 137390.05 |
| 531 | 44 | 6.375 | 129879.6 |
| 728 | 84 | 6.75 | 126391.08 |
| 625 | 80 | 6.625 | 83925.89 |
| 650 | 84 | 7 | 50000 |
| 627 | 90 | 6.875 | 151200 |
| 647 | 90 | 6.99 | 161866.95 |
| 612 | 81 | 7.25 | 256799.52 |
| 641 | 95 | 7.125 | 259882.45 |
| 476 | 64 | 7.5 | 200000 |
| 590 | 85 | 7.95 | 357000 |
| 617 | 95 | 7.25 | 95590.38 |
| 551 | 80 | 8.375 | 169200 |
| 605 | 85 | 7 | 170000 |
| 560 | 69 | 7.25 | 64139.92 |
| 560 | 90 | 9 | 115137.07 |
| 557 | 90 | 8.25 | 223957.1 |
| 517 | 75 | 7.375 | 89931.51 |
| 666 | 80 | 5.875 | 106000 |
| 545 | 85 | 7.75 | 63750 |
| 667 | 90 | 6.625 | 76432.5 |
| 556 | 57 | 7.75 | 63954.83 |
| 598 | 90 | 7.875 | 52200 |
| 626 | 79 | 6.625 | 160857.95 |
| 612 | 90 | 7.375 | 158400 |
| 641 | 80 | 6.25 | 183649.91 |
| 642 | 90 | 7.625 | 131304.9 |
| 600 | 27 | 7 | 72000 |
| 642 | 85 | 6.75 | 51000 |
| 746 | 90 | 6.5 | 66150 |
| 615 | 95 | 7.5 | 76000 |
| 623 | 80 | 6.75 | 60800 |
| 499 | 79 | 7.5 | 109000 |
| 528 | 75 | 7 | 150000 |
| 576 | 85 | 7.375 | 155125 |
| 570 | 90 | 7.625 | 99000 |
| 670 | 80 | 6.75 | 100000 |
| 598 | 80 | 6.5 | 186400 |
| 472 | 80 | 7.75 | 194000 |
| 621 | 67 | 7.75 | 50000 |

| | | | |
|---|---|---|---|
| 621 | 75 | 7.125 | 99750 |
| 594 | 74 | 6.125 | 75000 |
| 670 | 80 | 7.125 | 348000 |
| 600 | 85 | 6.75 | 327250 |
| 611 | 65 | 6.625 | 227500 |
| 610 | 87 | 7.25 | 112000 |
| 558 | 90 | 7.875 | 166000 |
| 635 | 85 | 7.375 | 124100 |
| 636 | 50 | 7 | 155000 |
| 592 | 90 | 7.375 | 342000 |
| 599 | 90 | 8 | 189000 |
| 516 | 68 | 6.625 | 95000 |
| 594 | 79 | 6.625 | 154500 |
| 608 | 90 | 7.625 | 95400 |
| 649 | 80 | 6.75 | 80000 |
| 568 | 62 | 6.625 | 185000 |
| 566 | 80 | 6.875 | 78400 |
| 631 | 90 | 7.5 | 112400 |
| 641 | 90 | 6.875 | 135000 |
| 610 | 80 | 7.125 | 180000 |
| 632 | 95 | 8 | 144875 |
| 592 | 70 | 7.25 | 255000 |
| 645 | 90 | 7.875 | 63000 |
| 673 | 84 | 7.25 | 69400 |
| 705 | 85 | 7.25 | 67893.58 |
| 608 | 85 | 7.375 | 50073.43 |
| 667 | 90 | 7.375 | 341477.93 |
| 643 | 80 | 7.5 | 108438.3 |
| 537 | 68 | 8 | 134818.22 |
| 673 | 66 | 6.5 | 120780.62 |
| 626 | 80 | 6.375 | 135747.39 |
| 621 | 85 | 7.25 | 152760.57 |
| 531 | 80 | 8 | 57122.97 |
| 623 | 80 | 6.99 | 84730.35 |
| 710 | 80 | 6.75 | 135003.66 |
| 624 | 80 | 7.4 | 180000 |
| 622 | 80 | 6.9 | 225600 |
| 710 | 80 | 6.5 | 92000 |
| 604 | 80 | 7.24 | 111200 |
| 618 | 80 | 7.99 | 104800 |
| 688 | 80 | 6.75 | 138400 |
| 634 | 80 | 7.49 | 153600 |
| 807 | 90 | 6.4 | 114300 |
| 694 | 80 | 6.9 | 89200 |
| 626 | 90 | 6.99 | 85500 |
| 614 | 90 | 7.25 | 121500 |
| 726 | 80 | 6.15 | 108000 |
| 583 | 80 | 6.3 | 176000 |
| 651 | 80 | 7.25 | 76740.08 |
| 624 | 80 | 7.25 | 119027.07 |
| 586 | 82 | 6.7 | 206000 |
| 612 | 80 | 6.5 | 80400 |

| | | | |
|---|---|---|---|
| 689 | 80 | 6.25 | 115889.93 |
| 600 | 80 | 7.49 | 85536.34 |
| 558 | 85 | 6.99 | 177853.8 |
| 551 | 85 | 7.95 | 52664.28 |
| 538 | 83 | 7.35 | 159754.52 |
| 585 | 80 | 6.65 | 66341.7 |
| 531 | 57 | 8.34 | 159899.83 |
| 569 | 95 | 9 | 167583.41 |
| 613 | 75 | 10.49 | 50250 |
| 536 | 19 | 7.5 | 63750 |
| 647 | 70 | 6.5 | 133000 |
| 485 | 70 | 9.75 | 61600 |
| 658 | 73 | 6.79 | 104910.3 |
| 655 | 70 | 6.5 | 115710 |
| 524 | 75 | 8.99 | 75000 |
| 600 | 95 | 7.375 | 171819.16 |
| 609 | 80 | 6.375 | 235781.41 |
| 641 | 85 | 6.875 | 128982.28 |
| 567 | 36 | 7.25 | 99921.99 |
| 528 | 74 | 8.625 | 71100 |
| 579 | 76 | 6.75 | 169853.63 |
| 647 | 75 | 6.625 | 98824.82 |
| 663 | 90 | 8 | 116842.46 |
| 665 | 85 | 7.375 | 174966.77 |
| 641 | 76 | 7.5 | 296000 |
| 639 | 90 | 7 | 71132.64 |
| 625 | 95 | 7.875 | 228000 |
| 644 | 85 | 6.875 | 158500 |
| 530 | 80 | 8.5 | 143824.9 |
| 560 | 70 | 6.875 | 187982.7 |
| 541 | 65 | 7.875 | 75000 |
| 600 | 70 | 6.75 | 209637.36 |
| 550 | 90 | 7.5 | 227700 |
| 580 | 75 | 6.875 | 265575.08 |
| 577 | 80 | 7.625 | 196000 |
| 759 | 90 | 6.5 | 348300 |
| 574 | 90 | 8.25 | 186300 |
| 642 | 95 | 7.125 | 132900 |
| 674 | 59 | 6.375 | 105000 |
| 612 | 95 | 7.875 | 80750 |
| 511 | 85 | 7.875 | 147050 |
| 579 | 75 | 8 | 105000 |
| 489 | 80 | 7.375 | 324000 |
| 562 | 84 | 7.875 | 114750 |
| 614 | 75 | 7 | 85500 |
| 626 | 56 | 5.875 | 114500 |
| 606 | 85 | 7.75 | 93500 |
| 670 | 80 | 6.625 | 108000 |
| 547 | 90 | 7 | 315000 |
| 593 | 95 | 7.375 | 133950 |
| 676 | 85 | 6.875 | 93500 |
| 658 | 90 | 7 | 124200 |

| | | | |
|---|---|---|---|
| 518 | 85 | 8.25 | 242250 |
| 626 | 94 | 7.125 | 177300 |
| 610 | 84 | 7.5 | 50000 |
| 590 | 48 | 7.25 | 110000 |
| 576 | 80 | 6.5 | 96000 |
| 557 | 90 | 7.375 | 91700 |
| 616 | 89 | 7.375 | 97000 |
| 564 | 58 | 6.75 | 160000 |
| 542 | 70 | 8.5 | 199500 |
| 543 | 80 | 6.75 | 120000 |
| 653 | 95 | 7.5 | 106400 |
| 607 | 89 | 7.5 | 120000 |
| 651 | 80 | 6.875 | 220000 |
| 528 | 70 | 7.875 | 250000 |
| 589 | 80 | 6.875 | 128000 |
| 567 | 78 | 7.625 | 98000 |
| 561 | 80 | 7.75 | 96000 |
| 651 | 60 | 6.875 | 54000 |
| 611 | 89 | 7 | 85000 |
| 506 | 75 | 7.375 | 117750 |
| 650 | 80 | 7.25 | 104000 |
| 527 | 76 | 7.875 | 60000 |
| 522 | 75 | 8.125 | 84000 |
| 495 | 73 | 7.25 | 172365.44 |
| 499 | 60 | 9.375 | 21600 |
| 541 | 75 | 6.625 | 138675 |
| 597 | 75 | 7.125 | 205835.27 |
| 514 | 79 | 7.375 | 173000 |
| 582 | 90 | 6.875 | 85500 |
| 558 | 90 | 8 | 69300 |
| 570 | 80 | 7.625 | 104800 |
| 626 | 90 | 6.875 | 276600 |
| 602 | 75 | 6.75 | 72700 |
| 608 | 79 | 6.5 | 81000 |
| 600 | 66 | 7.25 | 134000 |
| 605 | 76 | 7.5 | 83000 |
| 696 | 32 | 6.375 | 95600 |
| 705 | 85 | 7.25 | 74682.94 |
| 612 | 94 | 7.375 | 224157.29 |
| 591 | 81 | 8.475 | 142912.93 |
| 540 | 80 | 9.725 | 149449.88 |
| 537 | 60 | 8.6 | 85749.08 |
| 616 | 75 | 8.125 | 89941.12 |
| 600 | 95 | 8.125 | 109178.53 |
| 550 | 85 | 9.6 | 168218.95 |
| 613 | 63 | 6.625 | 163000 |
| 572 | 90 | 8.5 | 165600 |
| 647 | 80 | 6.625 | 104614.55 |
| 549 | 87 | 7.5 | 400000 |
| 549 | 90 | 8.7 | 71958.14 |
| 639 | 95 | 6.875 | 171660.25 |
| 576 | 80 | 7.625 | 114832.99 |

| | | | |
|---|---|---|---|
| 625 | 85 | 7 | 182600.2 |
| 560 | 78 | 7.75 | 96862.64 |
| 650 | 79 | 6.375 | 219589.98 |
| 512 | 80 | 8.75 | 179896.44 |
| 578 | 83 | 7 | 230620.2 |
| 634 | 68 | 6.625 | 132500 |
| 551 | 56 | 7.75 | 349752.98 |
| 563 | 79 | 6.5 | 264519.56 |
| 652 | 80 | 6.375 | 188000 |
| 644 | 62 | 6.25 | 73088.1 |
| 498 | 34 | 9.5 | 54972.95 |
| 576 | 80 | 7.375 | 177727.67 |
| 616 | 74 | 6.875 | 67942.87 |
| 627 | 60 | 6.625 | 100322.15 |
| 656 | 39 | 7.25 | 349726.96 |
| 695 | 80 | 6.875 | 49958 |
| 664 | 95 | 7.625 | 166250 |
| 633 | 80 | 6.875 | 109315.48 |
| 630 | 95 | 7.375 | 98325 |
| 585 | 70 | 7.99 | 87600 |
| 583 | 90 | 8.25 | 73800 |
| 600 | 95 | 6.625 | 270270.92 |
| 591 | 90 | 8.35 | 161898.79 |
| 564 | 80 | 7.99 | 51965.03 |
| 654 | 94 | 7.875 | 151895.39 |
| 620 | 85 | 7.75 | 161500 |
| 530 | 40 | 9.49 | 32000 |
| 609 | 85 | 9.125 | 73910.65 |
| 624 | 90 | 7.75 | 127800 |
| 632 | 95 | 7.99 | 85500 |
| 508 | 82 | 9.4 | 70464.58 |
| 614 | 71 | 7.25 | 49960.99 |
| 584 | 85 | 7.75 | 50964 |
| 699 | 90 | 6.375 | 70134.98 |
| 632 | 80 | 7.875 | 199200 |
| 576 | 90 | 9.5 | 93553.96 |
| 633 | 83 | 7.375 | 55600 |
| 567 | 66 | 8.25 | 50000 |
| 826 | 53 | 6.75 | 72500 |
| 632 | 95 | 7.75 | 205785.74 |
| 673 | 95 | 7 | 132282.14 |
| 632 | 75 | 6.625 | 234564.06 |
| 634 | 80 | 6.875 | 109918.44 |
| 549 | 90 | 8 | 123750 |
| 615 | 85 | 7.625 | 117215 |
| 634 | 95 | 7.75 | 209000 |
| 552 | 68 | 7 | 113606.8 |
| 582 | 78 | 6.875 | 134794 |
| 597 | 80 | 6.75 | 99200 |
| 643 | 95 | 7.125 | 137750 |
| 551 | 38 | 6.25 | 87000 |
| 670 | 63 | 6.625 | 80000 |

| | | | |
|---|---|---|---|
| 554 | 80 | 7.875 | 108000 |
| 664 | 85 | 6.5 | 102000 |
| 599 | 95 | 7.25 | 187000 |
| 659 | 85 | 7 | 182750 |
| 633 | 85 | 6.875 | 69700 |
| 556 | 80 | 6.5 | 108000 |
| 599 | 85 | 6.875 | 162000 |
| 549 | 75 | 8 | 156000 |
| 518 | 70 | 7.5 | 64400 |
| 634 | 75 | 7.25 | 53700 |
| 645 | 90 | 7.5 | 94500 |
| 661 | 80 | 6.5 | 111900 |
| 588 | 80 | 6.875 | 231200 |
| 577 | 90 | 7.375 | 154000 |
| 666 | 95 | 7.375 | 80750 |
| 526 | 85 | 7.875 | 119000 |
| 658 | 75 | 6.875 | 69000 |
| 644 | 71 | 6.375 | 202000 |
| 694 | 75 | 7.625 | 112500 |
| 654 | 80 | 6.25 | 152300 |
| 667 | 75 | 6.375 | 165000 |
| 525 | 24 | 7.99 | 93936.8 |
| 583 | 85 | 8.25 | 127758.48 |
| 619 | 95 | 8.125 | 128166.11 |
| 589 | 85 | 7.5 | 120015.87 |
| 656 | 80 | 6.99 | 67944.15 |
| 589 | 69 | 7.75 | 144897.66 |
| 694 | 90 | 6.99 | 94422.38 |
| 541 | 85 | 8.875 | 66092.93 |
| 563 | 80 | 8.375 | 76000 |
| 648 | 90 | 7.625 | 91733.56 |
| 631 | 95 | 7 | 106787.4 |
| 708 | 84 | 7.375 | 72444.83 |
| 603 | 90 | 6.75 | 75285 |
| 536 | 70 | 8.5 | 58800 |
| 529 | 90 | 7.375 | 144000 |
| 589 | 80 | 8.35 | 168000 |
| 663 | 85 | 6.25 | 190886.12 |
| 647 | 80 | 6.75 | 147615.55 |
| 612 | 64 | 7.75 | 107847.05 |
| 545 | 80 | 7 | 161862.82 |
| 607 | 64 | 6.625 | 159716.88 |
| 570 | 80 | 6.75 | 199337.74 |
| 616 | 78 | 7 | 159736.92 |
| 615 | 60 | 6.75 | 296986.28 |
| 654 | 88 | 6.25 | 174667.03 |
| 599 | 85 | 8.99 | 81555.33 |
| 561 | 70 | 7.375 | 98500 |
| 632 | 95 | 7 | 99585.99 |
| 586 | 87 | 7.125 | 69887.7 |
| 609 | 70 | 7 | 129786.24 |
| 615 | 75 | 8.25 | 101120.42 |

| | | | |
|---|---|---|---|
| 629 | 95 | 7 | 85328.07 |
| 593 | 80 | 7.25 | 127589.93 |
| 549 | 85 | 7.875 | 99737.07 |
| 654 | 67 | 6.625 | 163563.49 |
| 628 | 63 | 5.875 | 339305.01 |
| 653 | 44 | 6.25 | 130000 |
| 638 | 95 | 7.25 | 145122.54 |
| 589 | 75 | 7.875 | 90750 |
| 612 | 80 | 8.99 | 147918.99 |
| 634 | 80 | 6.75 | 204000 |
| 590 | 80 | 6.55 | 95920 |
| 571 | 37 | 6.25 | 109790.7 |
| 587 | 80 | 6.55 | 99200 |
| 584 | 80 | 6.4 | 134720 |
| 569 | 85 | 6.99 | 108800 |
| 649 | 80 | 6.35 | 280000 |
| 669 | 80 | 6.9 | 212617 |
| 630 | 80 | 7.15 | 90320 |
| 595 | 90 | 7.375 | 195300 |
| 623 | 77 | 6.875 | 171430 |
| 601 | 85 | 7.875 | 182750 |
| 601 | 78 | 7.125 | 81400 |
| 621 | 84 | 7.125 | 94000 |
| 588 | 80 | 7.99 | 60800 |
| 602 | 85 | 7.75 | 165750 |
| 613 | 48 | 7.625 | 299782.87 |
| 608 | 75 | 7.125 | 90000 |
| 524 | 85 | 7.875 | 351900 |
| 604 | 90 | 6.625 | 130500 |
| 553 | 90 | 8.125 | 73800 |
| 676 | 90 | 6.875 | 76500 |
| 547 | 85 | 8 | 53465 |
| 571 | 77 | 6.875 | 110000 |
| 606 | 90 | 7.5 | 130000 |
| 600 | 85 | 6.75 | 170000 |
| 559 | 80 | 7.25 | 156800 |
| 651 | 80 | 6.875 | 116000 |
| 579 | 49 | 7.25 | 255000 |
| 572 | 90 | 8.125 | 69570 |
| 494 | 60 | 9.125 | 22200 |
| 548 | 90 | 7.75 | 157410 |
| 597 | 90 | 7.625 | 67500 |
| 625 | 78 | 7.125 | 80400 |
| 615 | 95 | 7.875 | 125400 |
| 675 | 85 | 6.75 | 126650 |
| 567 | 90 | 7.5 | 152910 |
| 670 | 80 | 5.875 | 66400 |
| 513 | 70 | 7.125 | 116000 |
| 588 | 79 | 6.75 | 200000 |
| 624 | 69 | 6.875 | 127500 |
| 687 | 80 | 5.875 | 77600 |
| 618 | 85 | 6.875 | 156400 |

| | | | |
|---|---|---|---|
| 499 | 75 | 7.5 | 52500 |
| 522 | 85 | 7.75 | 199750 |
| 555 | 85 | 7.875 | 57800 |
| 507 | 70 | 9 | 133000 |
| 582 | 74 | 6.25 | 87000 |
| 601 | 80 | 6.5 | 261480.8 |
| 566 | 68 | 8.59 | 75000 |
| 560 | 79 | 7.49 | 185000 |
| 663 | 80 | 6.625 | 86400 |
| 603 | 95 | 8 | 147250 |
| 615 | 95 | 8.5 | 152000 |
| 581 | 80 | 7.125 | 56000 |
| 535 | 85 | 9.5 | 76500 |
| 600 | 75 | 6.875 | 60000 |
| 576 | 80 | 7.625 | 319535.29 |
| 606 | 63 | 6.75 | 129888.07 |
| 599 | 87 | 8.25 | 137372.35 |
| 664 | 95 | 7.375 | 91200 |
| 593 | 85 | 7.625 | 85850 |
| 528 | 80 | 9.75 | 63200 |
| 553 | 80 | 8.99 | 76800 |
| 549 | 80 | 9 | 340000 |
| 681 | 80 | 6.875 | 129681.11 |
| 594 | 90 | 8.25 | 112328.33 |
| 744 | 95 | 6.99 | 88277.44 |
| 535 | 65 | 9.75 | 233890.83 |
| 584 | 80 | 7.875 | 108800 |
| 617 | 95 | 8.375 | 207121.18 |
| 613 | 85 | 7.5 | 131750 |
| 651 | 80 | 6.875 | 99116.66 |
| 689 | 95 | 8.625 | 303457.68 |
| 635 | 80 | 7.625 | 106245.49 |
| 589 | 90 | 8.875 | 359594.87 |
| 602 | 85 | 7.99 | 254828.55 |
| 635 | 90 | 7.625 | 325564.2 |
| 570 | 59 | 8.65 | 220000 |
| 563 | 75 | 7.375 | 135000 |
| 701 | 80 | 7.375 | 280000 |
| 613 | 85 | 6.75 | 180000 |
| 634 | 95 | 7.5 | 228000 |
| 595 | 90 | 8.375 | 99000 |
| 555 | 75 | 8.47 | 176250 |
| 630 | 73 | 6.875 | 98750 |
| 543 | 90 | 8.99 | 332817.73 |
| 497 | 35 | 6.125 | 133000 |
| 656 | 80 | 7.375 | 132800 |
| 607 | 95 | 6.75 | 178315 |
| 648 | 90 | 7 | 147600 |
| 490 | 58 | 6.875 | 107000 |
| 519 | 70 | 9.25 | 66500 |
| 505 | 85 | 8.25 | 130050 |
| 592 | 80 | 7 | 232000 |

| | | | |
|---|---|---|---|
| 617 | 85 | 7.25 | 73950 |
| 622 | 87 | 7.75 | 151250 |
| 482 | 80 | 7.25 | 123200 |
| 611 | 67 | 8 | 80000 |
| 774 | 85 | 7.375 | 262922 |
| 631 | 85 | 6.75 | 103700 |
| 614 | 95 | 7.75 | 80750 |
| 520 | 85 | 7.125 | 170000 |
| 537 | 75 | 7.875 | 202500 |
| 563 | 75 | 7.625 | 128250 |
| 622 | 90 | 7 | 113500 |
| 639 | 80 | 6.875 | 124000 |
| 610 | 74 | 7.125 | 85000 |
| 580 | 75 | 7.375 | 57375 |
| 538 | 85 | 8.625 | 63750 |
| 600 | 91 | 7.625 | 114000 |
| 596 | 90 | 7.75 | 105750 |
| 597 | 95 | 7.75 | 52000 |
| 604 | 85 | 7.5 | 199750 |
| 505 | 75 | 8.25 | 65250 |
| 599 | 85 | 7 | 72250 |
| 615 | 69 | 7.5 | 81939.14 |
| 562 | 85 | 7.875 | 64955.26 |
| 605 | 65 | 8.75 | 131874.09 |
| 611 | 84 | 7.625 | 77387.46 |
| 533 | 80 | 8.125 | 170388.47 |
| 542 | 77 | 8.375 | 364773.14 |
| 622 | 76 | 6.75 | 404651.31 |
| 647 | 74 | 6.875 | 204278.24 |
| 619 | 85 | 6.375 | 242250 |
| 580 | 74 | 7.25 | 98000 |
| 624 | 85 | 7 | 133400 |
| 616 | 90 | 7.25 | 350000 |
| 649 | 90 | 7 | 103500 |
| 629 | 90 | 6.875 | 109800 |
| 591 | 60 | 8.125 | 18000 |
| 657 | 80 | 6 | 200000 |
| 647 | 71 | 6.75 | 297500 |
| 517 | 43 | 8.625 | 75000 |
| 571 | 57 | 6.75 | 85000 |
| 507 | 85 | 8 | 107100 |
| 680 | 85 | 7 | 102000 |
| 602 | 80 | 6.625 | 120000 |
| 659 | 85 | 6.375 | 279650 |
| 666 | 85 | 6.75 | 232000 |
| 588 | 68 | 6.5 | 108000 |
| 486 | 66 | 9.375 | 98000 |
| 648 | 85 | 6.5 | 81600 |
| 546 | 80 | 7.625 | 110400 |
| 604 | 79 | 6.625 | 208000 |
| 601 | 69 | 7.375 | 200000 |
| 657 | 79 | 6.5 | 110000 |

| | | | |
|---|---|---|---|
| 555 | 80 | 6.75 | 128000 |
| 625 | 85 | 7.375 | 74800 |
| 476 | 70 | 8.875 | 133000 |
| 532 | 77 | 7.5 | 60000 |
| 647 | 79 | 5.625 | 356500 |
| 510 | 85 | 7.625 | 101150 |
| 646 | 85 | 6.875 | 100300 |
| 588 | 67 | 6.625 | 83000 |
| 674 | 79 | 6.5 | 158000 |
| 586 | 68 | 8.25 | 75951.54 |
| 602 | 69 | 8.125 | 99700 |
| 598 | 90 | 8.25 | 69255.81 |
| 621 | 83 | 7.375 | 64200 |
| 657 | 93 | 7.375 | 147500 |
| 672 | 76 | 5.875 | 219150 |
| 612 | 94 | 7.625 | 219285 |
| 655 | 65 | 6.875 | 100000 |
| 614 | 95 | 7.75 | 70015 |
| 512 | 85 | 7.5 | 198050 |
| 606 | 95 | 7.625 | 74100 |
| 560 | 90 | 7.875 | 297000 |
| 586 | 83 | 6.75 | 116000 |
| 657 | 80 | 7 | 67200 |
| 628 | 90 | 7.375 | 81000 |
| 637 | 75 | 7.5 | 148500 |
| 583 | 85 | 7.5 | 115031 |
| 563 | 90 | 7.625 | 134775 |
| 636 | 76 | 6.75 | 147000 |
| 609 | 66 | 7 | 93000 |
| 630 | 85 | 8 | 100300 |
| 493 | 74 | 7.375 | 220000 |
| 671 | 74 | 7.5 | 129806.44 |
| 677 | 95 | 7 | 154850 |
| 657 | 71 | 6.875 | 95000 |
| 642 | 61 | 6 | 180000 |
| 589 | 75 | 7.875 | 112500 |
| 568 | 62 | 6.375 | 110000 |
| 521 | 47 | 7.375 | 150000 |
| 646 | 78 | 5.75 | 85500 |
| 572 | 90 | 8.125 | 130500 |
| 561 | 71 | 6.625 | 150000 |
| 606 | 85 | 7.25 | 136000 |
| 634 | 80 | 6.5 | 148000 |
| 594 | 25 | 6.25 | 105000 |
| 630 | 81 | 7.125 | 181000 |
| 525 | 85 | 7.5 | 262650 |
| 620 | 85 | 7.375 | 135915 |
| 675 | 76 | 6.375 | 81800 |
| 667 | 90 | 6.625 | 144000 |
| 607 | 95 | 7.75 | 66500 |
| 638 | 80 | 7.25 | 320000 |
| 633 | 80 | 6.99 | 102400 |

| | | | |
|---|---|---|---|
| 636 | 80 | 6.4 | 68000 |
| 647 | 80 | 6.65 | 144800 |
| 700 | 80 | 6.65 | 71920 |
| 629 | 76 | 7.1 | 270000 |
| 607 | 90 | 6.75 | 81900 |
| 633 | 85 | 6.95 | 114655 |
| 602 | 80 | 6.05 | 207794.91 |
| 635 | 80 | 6.5 | 230800 |
| 561 | 65 | 6.3 | 250000 |
| 695 | 80 | 7.5 | 51920 |
| 593 | 56 | 7.99 | 178775 |
| 521 | 85 | 7.85 | 174250 |
| 699 | 85 | 7.99 | 187000 |
| 656 | 70 | 7.72 | 189865.08 |
| 549 | 90 | 8.1 | 127800 |
| 529 | 70 | 10.25 | 90961.84 |
| 580 | 90 | 8.75 | 116932.69 |
| 586 | 79 | 7.95 | 65955.26 |
| 571 | 85 | 7.675 | 157986.72 |
| 571 | 90 | 8.49 | 108384.16 |
| 604 | 90 | 6.875 | 280700 |
| 648 | 80 | 7.29 | 195075.29 |
| 606 | 100 | 10.5 | 23181.47 |
| 619 | 100 | 12.5 | 47962.74 |
| 602 | 100 | 12.5 | 46708.2 |
| 615 | 75 | 8.5 | 55780.25 |
| 550 | 95 | 13.99 | 13822.33 |
| 512 | 80 | 9.25 | 93453.29 |
| 607 | 100 | 12.5 | 25253.05 |
| 606 | 100 | 12.49 | 32974.34 |
| 616 | 100 | 12.5 | 17371.06 |
| 613 | 100 | 12.99 | 24582.87 |
| 616 | 80 | 7.38 | 119724.65 |
| 571 | 100 | 13.69 | 9990.88 |
| 650 | 75 | 7.65 | 55496.08 |
| 582 | 100 | 11.99 | 16740.33 |
| 595 | 100 | 11.99 | 18389.38 |
| 668 | 79 | 8.375 | 69174.34 |
| 602 | 80 | 8.6 | 67918.99 |
| 586 | 85 | 8.5 | 110433.06 |
| 601 | 80 | 8.49 | 71912.27 |
| 693 | 80 | 7.99 | 108579.08 |
| 619 | 80 | 8.5 | 63838.53 |
| 660 | 80 | 6.99 | 99684.23 |
| 528 | 80 | 8.625 | 107936.24 |
| 596 | 80 | 8.5 | 58238.61 |
| 665 | 80 | 8.72 | 95033.46 |
| 547 | 75 | 10.125 | 59974.16 |
| 603 | 75 | 10.5 | 52779.02 |
| 600 | 85 | 8.5 | 98879.64 |
| 572 | 85 | 6.9 | 157118.54 |
| 550 | 47 | 9.95 | 79928.15 |

| | | | |
|---|---|---|---|
| 643 | 80 | 8.9 | 52893.59 |
| 565 | 80 | 7.8 | 215498.61 |
| 632 | 95 | 8.3 | 131028.81 |
| 562 | 55 | 8:5 | 59685.34 |
| 653 | 80 | 8.95 | 71920.22 |
| 609 | 95 | 8.49 | 61667.87 |
| 516 | 35 | 8.875 | 60000 |
| 649 | 75 | 8.5 | 70414.28 |
| 618 | 100 | 12.99 | 18191.6 |
| 592 | 100 | 11.99 | 39718.08 |
| 588 | 100 | 11.75 | 23284.78 |
| 603 | 100 | 11.49 | 15633.72 |
| 677 | 100 | 11.49 | 25974.77 |
| 590 | 100 | 11.99 | 28583.5 |
| 607 | 100 | 12.99 | 45989.45 |
| 595 | 95 | 11.99 | 28791.74 |
| 590 | 100 | 11.99 | 19988.47 |
| 595 | 100 | 11.99 | 20588.12 |
| 605 | 100 | 11.49 | 13990.98 |
| 585 | 100 | 11.99 | 20788 |
| 597 | 98 | 11.99 | 32980.98 |
| 602 | 95 | 11.99 | 17989.61 |
| 587 | 100 | 11.99 | 33280.79 |
| 640 | 98 | 11.99 | 17190.09 |
| 595 | 100 | 11.99 | 20987.89 |
| 601 | 100 | 11.99 | 27010.41 |
| 619 | 100 | 11.69 | 22486.15 |
| 597 | 100 | 11.69 | 13537.43 |
| 590 | 100 | 11.69 | 9993.85 |
| 585 | 100 | 11.69 | 14491.06 |
| 603 | 100 | 11.69 | 24976.8 |
| 592 | 100 | 11.69 | 13481.69 |
| 619 | 100 | 11.69 | 16989.53 |
| 586 | 100 | 11.69 | 31448.63 |
| 611 | 100 | 11.69 | 20385.44 |
| 616 | 100 | 11.69 | 23345.63 |
| 582 | 100 | 13.69 | 17293.19 |
| 600 | 100 | 11.69 | 17658.12 |
| 583 | 100 | 11.69 | 33768.62 |
| 602 | 100 | 11.69 | 28088.4 |
| 601 | 100 | 11.69 | 17189.41 |
| 575 | 100 | 11.69 | 32979.68 |
| 601 | 100 | 9.27 | 13765.73 |
| 606 | 100 | 11.69 | 19987.68 |
| 583 | 100 | 9.27 | 9989.64 |
| 606 | 100 | 9.34 | 48772.14 |
| 609 | 100 | 11.69 | 18988.3 |
| 591 | 100 | 11.69 | 32629.9 |
| 578 | 100 | 11.69 | 20718.22 |
| 600 | 100 | 11.69 | 38848.9 |
| 610 | 100 | 11.69 | 31960.3 |
| 614 | 100 | 11.69 | 21812.56 |

| | | | |
|---|---|---|---|
| 584 | 100 | 11.69 | 9993.85 |
| 609 | 100 | 11.69 | 43872.97 |
| 594 | 100 | 13.49 | 17777.68 |
| 697 | 100 | 9.19 | 29453.17 |
| 593 | 100 | 11.69 | 13341.78 |
| 590 | 100 | 11.69 | 9993.85 |
| 617 | 100 | 13.69 | 13944.53 |
| 592 | 100 | 11.69 | 16676.73 |
| 612 | 100 | 11.69 | 24764.74 |
| 610 | 100 | 11.69 | 19088.24 |
| 621 | 100 | 11.69 | 19215.36 |
| 580 | 100 | 11.69 | 15490.45 |
| 592 | 95 | 13.69 | 10791.76 |
| 584 | 100 | 11.69 | 17788.03 |
| 601 | 100 | 11.69 | 25084.54 |
| 618 | 100 | 13.69 | 9996.06 |
| 588 | 100 | 13.69 | 12982.31 |
| 584 | 100 | 9.34 | 18236.35 |
| 587 | 100 | 11.69 | 11289.52 |
| 586 | 100 | 11.69 | 12308.57 |
| 609 | 100 | 11.69 | 14886.16 |
| 595 | 100 | 11.69 | 9993.85 |
| 578 | 100 | 11.69 | 13241.84 |
| 588 | 100 | 13.19 | 9995.59 |
| 601 | 100 | 11.69 | 27483.07 |
| 580 | 100 | 11.69 | 9993.85 |
| 590 | 100 | 11.69 | 12722.16 |
| 532 | 100 | 13.69 | 30837.87 |
| 589 | 100 | 11.69 | 10193.72 |
| 596 | 100 | 13.69 | 26889.42 |
| 590 | 100 | 11.69 | 9993.85 |
| 583 | 100 | 11.69 | 11992.6 |
| 587 | 100 | 11.69 | 30381.29 |
| 594 | 100 | 11.69 | 26883.44 |
| 593 | 100 | 11.69 | 13091.94 |
| 575 | 100 | 11.69 | 18734.46 |
| 598 | 100 | 13.69 | 9996.06 |
| 579 | 100 | 11.69 | 22379.2 |
| 582 | 100 | 11.69 | 15980.15 |
| 607 | 100 | 11.69 | 28393.5 |
| 588 | 100 | 11.69 | 9993.85 |
| 586 | 100 | 11.69 | 12492.3 |
| 611 | 100 | 11.69 | 25584.24 |
| 599 | 100 | 11.69 | 12592.24 |
| 588 | 100 | 13.69 | 18982.52 |
| 599 | 95 | 13.69 | 18615.68 |
| 592 | 100 | 11.69 | 14690.94 |
| 589 | 100 | 11.69 | 14790.89 |
| 611 | 100 | 11.69 | 24564.87 |
| 618 | 100 | 11.69 | 25983.99 |
| 604 | 100 | 11.69 | 18482.83 |
| 593 | 100 | 11.69 | 36877.27 |

| | | | |
|---|---|---|---|
| 585 | 100 | 11.69 | 14690.94 |
| 585 | 100 | 13.69 | 11265.58 |
| 601 | 100 | 11.69 | 21966.46 |
| 584 | 100 | 12.69 | 15317.44 |
| 605 | 100 | 11.69 | 34881.5 |
| 589 | 100 | 11.69 | 11478.33 |
| 593 | 100 | 13.69 | 9996.06 |
| 585 | 100 | 11.69 | 19226.14 |
| 607 | 100 | 11.69 | 32602.9 |
| 596 | 100 | 11.69 | 20087.62 |
| 583 | 100 | 11.69 | 14986.09 |
| 596 | 100 | 11.69 | 12512.3 |
| 605 | 100 | 11.69 | 24836.91 |
| 591 | 100 | 13.69 | 17795 |
| 593 | 100 | 11.69 | 13662.58 |
| 575 | 100 | 11.69 | 14920.8 |
| 592 | 100 | 11.69 | 25369.37 |
| 579 | 100 | 11.69 | 12792.11 |
| 588 | 100 | 11.69 | 12981.99 |
| 608 | 100 | 11.69 | 23965.24 |
| 581 | 100 | 13.69 | 21391.59 |
| 610 | 100 | 11.69 | 29361.91 |
| 589 | 100 | 13.69 | 12819.95 |
| 581 | 100 | 13.69 | 21191.67 |
| 596 | 100 | 13.69 | 9996.06 |
| 583 | 100 | 13.69 | 29132.54 |
| 595 | 100 | 13.69 | 10195.98 |
| 611 | 100 | 11.69 | 25784.12 |
| 598 | 100 | 13.69 | 22776.05 |
| 597 | 95 | 13.69 | 26684.52 |
| 579 | 100 | 13.69 | 20391.97 |
| 619 | 100 | 11.69 | 39975.36 |
| 604 | 100 | 11.69 | 33968.43 |
| 600 | 100 | 11.69 | 25364.37 |
| 612 | 100 | 11.69 | 33479.38 |
| 578 | 100 | 9.34 | 12716.99 |
| 583 | 100 | 11.69 | 15090.69 |
| 608 | 100 | 11.69 | 45172.15 |
| 590 | 100 | 11.69 | 28482.45 |
| 575 | 100 | 13.69 | 15343.96 |
| 590 | 100 | 11.69 | 20098.6 |
| 575 | 95 | 11.69 | 25234.44 |
| 610 | 100 | 11.69 | 13941.41 |
| 591 | 100 | 11.69 | 16927.55 |
| 589 | 100 | 11.69 | 14761.28 |
| 575 | 100 | 11.69 | 9993.85 |
| 593 | 100 | 11.69 | 12291.43 |
| 619 | 100 | 11.69 | 35764.97 |
| 587 | 100 | 11.69 | 10593.47 |
| 604 | 100 | 11.69 | 18748.45 |
| 597 | 100 | 11.69 | 29971.53 |
| 590 | 100 | 11.69 | 14226.22 |

| | | | |
|---|---|---|---|
| 600 | 100 | 13.69 | 45482.12 |
| 580 | 100 | 11.49 | 13308.42 |
| 590 | 100 | 11.69 | 20387.44 |
| 648 | 100 | 9.19 | 16373.96 |
| 616 | 100 | 11.69 | 31380.66 |
| 601 | 100 | 11.69 | 34178.93 |
| 591 | 100 | 11.69 | 15090.69 |
| 615 | 100 | 11.69 | 21386.82 |
| 595 | 100 | 11.69 | 12981.99 |
| 585 | 100 | 11.69 | 33959.06 |
| 613 | 100 | 11.69 | 23685.41 |
| 596 | 100 | 13.69 | 14089.45 |
| 604 | 100 | 11.69 | 11992.6 |
| 609 | 100 | 11.69 | 24884.66 |
| 576 | 100 | 11.69 | 12832.08 |
| 616 | 100 | 11.69 | 17789.03 |
| 615 | 100 | 11.69 | 25484.29 |
| 629 | 100 | 10.19 | 29574.74 |
| 610 | 100 | 11.69 | 28682.33 |
| 590 | 100 | 13.69 | 12195.19 |
| 595 | 100 | 13.69 | 19290.42 |
| 608 | 100 | 11.69 | 21886.52 |
| 575 | 100 | 11.69 | 12581.24 |
| 581 | 100 | 11.69 | 30681.09 |
| 585 | 100 | 11.69 | 12366.37 |
| 617 | 100 | 11.69 | 27353.14 |
| 586 | 100 | 11.69 | 29493.83 |
| 586 | 100 | 13.69 | 11794.37 |
| 575 | 100 | 11.69 | 13927.42 |
| 578 | 100 | 11.69 | 11782.73 |
| 594 | 100 | 11.69 | 10643.45 |
| 632 | 100 | 11.99 | 20388.24 |
| 607 | 100 | 11.69 | 26183.86 |
| 602 | 100 | 11.69 | 23965.24 |
| 583 | 95 | 11.69 | 11010.21 |
| 609 | 84 | 7.63 | 136301.97 |
| 683 | 90 | 7.61 | 142938.5 |
| 667 | 80 | 6.81 | 95256.38 |
| 619 | 80 | 9.38 | 67931.12 |
| 517 | 75 | 11.25 | 81686.54 |
| 664 | 84 | 7.81 | 74895.06 |
| 636 | 87 | 8.46 | 64920.32 |
| 613 | 85 | 8.88 | 89149.67 |
| 646 | 90 | 7.8 | 89873.83 |
| 604 | 80 | 7.49 | 87505.26 |
| 598 | 89 | 8.5 | 78154.87 |
| 604 | 85 | 8.63 | 67919.49 |
| 621 | 80 | 7.53 | 132603.45 |
| 700 | 80 | 7.78 | 86277.38 |
| 610 | 80 | 8.13 | 85088.26 |
| 614 | 80 | 8.4 | 131836.17 |
| 656 | 80 | 8.13 | 95275.69 |

| | | | |
|---|---|---|---|
| 597 | 88 | 7.96 | 144303.87 |
| 566 | 95 | 11.69 | 9993.85 |
| 598 | 100 | 11.69 | 9993.85 |
| 595 | 95 | 13.69 | 9996.06 |
| 566 | 100 | 13.69 | 12245.17 |
| 571 | 100 | 13.69 | 12495.08 |
| 667 | 100 | 9.19 | 23974.7 |
| 619 | 100 | 11.69 | 31960.3 |
| 586 | 100 | 11.69 | 9993.85 |
| 617 | 95 | 11.69 | 22036.42 |
| 562 | 100 | 11.69 | 10233.69 |
| 564 | 80 | 8.375 | 96739.83 |
| 690 | 88 | 9.11 | 50917.71 |
| 641 | 80 | 8.5 | 134918.22 |
| 801 | 78 | 7.905 | 103928.86 |
| 0 | 51 | 9.125 | 109941.46 |
| 562 | 69 | 8.75 | 66411.77 |
| 597 | 100 | 11.99 | 15967.94 |
| 614 | 85 | 8.125 | 98535.5 |
| 654 | 55 | 10 | 20490.93 |
| 568 | 80 | 8.5 | 53451.85 |
| 582 | 85 | 9.625 | 53366.41 |
| 634 | 54 | 7.875 | 112122.78 |
| 616 | 80 | 8.05 | 135818.72 |
| 549 | 79 | 9.8 | 70934.18 |
| 541 | 80 | 9.55 | 99550.6 |
| 531 | 62 | 8.3 | 159794.96 |
| 551 | 53 | 9.75 | 49863.43 |
| 650 | 90 | 7.5 | 203995.81 |
| 548 | 34 | 12.375 | 34990.79 |
| 614 | 32 | 8.125 | 55963.37 |
| 683 | 62 | 8 | 61571.55 |
| 620 | 80 | 8.5 | 73555.41 |
| 614 | 70 | 8.5 | 94442.75 |
| 661 | 79 | 7.625 | 70787.92 |
| 604 | 48 | 8 | 50000 |
| 658 | 55 | 7.4 | 53835.48 |
| 623 | 75 | 7.99 | 77774.39 |
| 609 | 79 | 8 | 170000 |
| 713 | 80 | 7.75 | 64754.26 |
| 594 | 77 | 8.5 | 76953.35 |
| 686 | 80 | 8 | 60000 |
| 662 | 80 | 7.75 | 70400 |
| 612 | 85 | 8.5 | 70932 |
| 587 | 89 | 8.625 | 72000 |
| 537 | 80 | 8.625 | 80000 |
| 638 | 80 | 8.125 | 100000 |
| 607 | 69 | 8.63 | 54849.73 |
| 609 | 90 | 8 | 121418.48 |
| 647 | 86 | 7.5 | 71418.5 |
| 655 | 93 | 8.49 | 86297.59 |
| 708 | 69 | 7.25 | 132896.24 |

| | | | |
|---|---|---|---|
| 604 | 79 | 7.875 | 120000 |
| 711 | 95 | 8.125 | 56050 |
| 566 | 90 | 8.75 | 63000 |
| 501 | 60 | 12.125 | 34790.32 |
| 749 | 78 | 7.25 | 82000 |
| 606 | 95 | 8.875 | 59802 |
| 518 | 78 | 9.65 | 99952.35 |
| 532 | 80 | 10.49 | 57577.06 |
| 637 | 90 | 6.49 | 236485.6 |
| 581 | 100 | 12.49 | 15570.19 |
| 623 | 100 | 11.99 | 18494.7 |
| 630 | 100 | 11.99 | 39988.52 |
| 598 | 100 | 11.49 | 19593.72 |
| 639 | 80 | 8.25 | 78400 |
| 635 | 80 | 8 | 94807.48 |
| 675 | 84 | 6.875 | 224810.97 |
| 689 | 85 | 5.75 | 182559.2 |
| 597 | 70 | 8.375 | 101216.3 |
| 654 | 78 | 7.75 | 61456.6 |
| 555 | 60 | 7.625 | 57228.54 |
| 642 | 45 | 7.875 | 100000 |
| 608 | 75 | 8.625 | 60000 |
| 667 | 80 | 7.25 | 50800 |
| 687 | 85 | 6.875 | 135885.75 |
| 587 | 77 | 10.99 | 49982.14 |
| 637 | 78 | 8.25 | 61960.46 |
| 528 | 78 | 9 | 54370.29 |
| 567 | 80 | 8.625 | 64000 |
| 751 | 74 | 8.125 | 59828.52 |
| 624 | 77 | 7.5 | 50000 |
| 563 | 59 | 10.95 | 21492.25 |
| 532 | 80 | 8.75 | 108674.35 |
| 642 | 84 | 7.54 | 141895.45 |
| 624 | 90 | 8 | 126000 |
| 658 | 80 | 8 | 56000 |
| 558 | 73 | 7.5 | 120000 |
| 627 | 85 | 8.125 | 55250 |
| 601 | 80 | 7.875 | 116000 |
| 652 | 81 | 7.625 | 236000 |
| 592 | 80 | 7.5 | 146500 |
| 730 | 75 | 6.875 | 120000 |
| 641 | 80 | 7.25 | 72800 |
| 692 | 85 | 7.75 | 73100 |
| 725 | 69 | 6.25 | 110000 |
| 663 | 80 | 7.5 | 68000 |
| 646 | 72 | 7.75 | 189865.89 |
| 646 | 44 | 7.25 | 86932.13 |
| 572 | 73 | 8.7 | 68959.89 |
| 627 | 77 | 7.5 | 57500 |
| 602 | 52 | 8.5 | 149909.12 |
| 604 | 90 | 9.125 | 78000 |
| 630 | 90 | 8.5 | 112431.84 |

| | | | |
|---|---|---|---|
| 603 | 80 | 7.53 | 85536.85 |
| 590 | 90 | 8.46 | 112431.29 |
| 636 | 80 | 7.8 | 83941.31 |
| 613 | 90 | 7.53 | 85436.92 |
| 577 | 100 | 13.69 | 10148.01 |
| 655 | 100 | 9.19 | 12143.62 |
| 591 | 100 | 11.69 | 15925.11 |
| 575 | 85 | 6.99 | 145959.16 |
| 619 | 27 | 8.625 | 37896.14 |
| 536 | 90 | 8.875 | 84600 |
| 657 | 80 | 8.625 | 84000 |
| 581 | 90 | 8.875 | 63000 |
| 714 | 57 | 8.5 | 68958.2 |
| 645 | 85 | 7.875 | 135000 |
| 597 | 72 | 7.5 | 49925.55 |
| 518 | 60 | 8.99 | 85671.38 |
| 600 | 90 | 7.5 | 382166.16 |
| 762 | 80 | 7.5 | 51045.37 |
| 557 | 80 | 10 | 69262.74 |
| 679 | 85 | 8.375 | 54881.04 |
| 613 | 84 | 7.25 | 146000 |
| 542 | 73 | 8.75 | 54000 |
| 631 | 85 | 7.875 | 73899.11 |
| 546 | 66 | 7.75 | 134904.71 |
| 654 | 61 | 7.875 | 100000 |
| 614 | 95 | 9 | 85500 |
| 667 | 77 | 6.875 | 141700 |
| 666 | 80 | 7 | 88000 |
| 683 | 80 | 7.125 | 72000 |
| 662 | 90 | 7.875 | 220797.94 |
| 572 | 74 | 9.125 | 52443.91 |
| 650 | 90 | 7.375 | 81900 |
| 653 | 65 | 7.75 | 90500 |
| 608 | 95 | 8.75 | 50350 |
| 618 | 95 | 8.375 | 65000 |
| 690 | 74 | 7.25 | 75000 |
| 638 | 73 | 8.625 | 102000 |
| 633 | 95 | 8.375 | 120175 |
| 632 | 84 | 7.75 | 125000 |
| 619 | 60 | 7.875 | 65000 |
| 605 | 75 | 8.25 | 68000 |
| 539 | 85 | 9.75 | 55250 |
| 675 | 82 | 6.375 | 89400 |
| 533 | 70 | 10.35 | 68543.45 |
| 563 | 80 | 9.55 | 81560.28 |
| 0 | 65 | 9.9 | 56000 |
| 647 | 83 | 7.75 | 325000 |
| 665 | 90 | 7.55 | 80354.89 |
| 641 | 34 | 7.75 | 50000 |
| 638 | 85 | 8.125 | 83300 |
| 784 | 85 | 7.5 | 52700 |
| 650 | 82 | 7.875 | 104000 |

| | | | |
|---|---|---|---|
| 602 | 80 | 8.75 | 108000 |
| 498 | 58 | 8.25 | 95000 |
| 630 | 85 | 7.375 | 164000 |
| 686 | 85 | 6.875 | 191000 |
| 663 | 80 | 6.875 | 104000 |
| 566 | 27 | 7.875 | 85000 |
| 625 | 53 | 7.375 | 79509.96 |
| 612 | 85 | 8.625 | 110369.05 |
| 585 | 95 | 11.49 | 12446.01 |
| 586 | 100 | 9.24 | 44976.62 |
| 536 | 21 | 10.68 | 19954.68 |
| 631 | 22 | 9.95 | 11970.91 |
| 651 | 75 | 8.25 | 85445.48 |
| 577 | 7 | 9.75 | 10000 |
| 688 | 80 | 7.5 | 223200 |
| 509 | 63 | 7.875 | 75000 |
| 643 | 75 | 7.75 | 95200 |
| 568 | 80 | 8.25 | 123200 |
| 663 | 85 | 7.375 | 266475 |
| 629 | 65 | 7.875 | 61000 |
| 588 | 65 | 7.625 | 50000 |
| 551 | 29 | 10 | 45000 |
| 510 | 80 | 8.875 | 76000 |
| 679 | 47 | 7.5 | 110000 |
| 500 | 60 | 10.75 | 65400 |
| 639 | 80 | 9.125 | 64000 |
| 576 | 90 | 8.75 | 82800 |
| 579 | 80 | 8.25 | 84000 |
| 575 | 80 | 8.125 | 55200 |
| 754 | 85 | 7.875 | 61200 |
| 562 | 80 | 8.25 | 107200 |
| 579 | 89 | 9 | 96000 |
| 743 | 80 | 7 | 87200 |
| 563 | 73 | 9.25 | 73000 |
| 681 | 72 | 7.375 | 275000 |
| 512 | 56 | 9.25 | 90952.83 |
| 567 | 69 | 7.875 | 49806.24 |
| 655 | 80 | 6.875 | 118995.13 |
| 611 | 90 | 7.2 | 58500 |
| 620 | 80 | 7.875 | 67153.75 |
| 546 | 80 | 8.5 | 88800 |
| 658 | 80 | 7.125 | 55910.15 |
| 576 | 70 | 8.875 | 59160.19 |
| 620 | 80 | 7.5 | 69178.29 |
| 602 | 85 | 8.5 | 231800 |
| 635 | 85 | 8 | 160650 |
| 594 | 55 | 8.875 | 73149 |
| 552 | 82 | 9.25 | 50000 |
| 578 | 25 | 8.5 | 25000 |
| 547 | 75 | 9.125 | 86250 |
| 628 | 77 | 7.375 | 115000 |
| 583 | 85 | 8.75 | 87550 |

| | | | |
|---|---|---|---|
| 523 | 80 | 8.625 | 94000 |
| 712 | 77 | 7.375 | 76350 |
| 673 | 77 | 7.75 | 50000 |
| 557 | 52 | 7.5 | 115200 |
| 577 | 71 | 7.125 | 130000 |
| 653 | 75 | 7.375 | 195000 |
| 699 | 79 | 7.25 | 175000 |
| 549 | 68 | 8.75 | 62000 |
| 510 | 67 | 8.25 | 70000 |
| 667 | 80 | 7.375 | 64000 |
| 706 | 80 | 6.75 | 107120 |
| 519 | 80 | 8 | 186947.94 |
| 608 | 78 | 7.99 | 139905.88 |
| 605 | 55 | 7.875 | 125000 |
| 608 | 77 | 8.125 | 64814.23 |
| 477 | 85 | 9.625 | 70000 |
| 638 | 80 | 8.125 | 56000 |
| 634 | 76 | 8.25 | 140296 |
| 643 | 83 | 7.875 | 267500 |
| 646 | 79 | 7.125 | 157100 |
| 584 | 90 | 9.25 | 125500 |
| 544 | 80 | 8.75 | 50000 |
| 549 | 60 | 10.5 | 25800 |
| 770 | 85 | 7.25 | 157250 |
| 532 | 75 | 8.625 | 75750 |
| 653 | 89 | 7.875 | 122000 |
| 569 | 90 | 8.5 | 62000 |
| 552 | 46 | 8.75 | 55000 |
| 559 | 89 | 8.5 | 67195 |
| 684 | 62 | 7.25 | 62000 |
| 610 | 95 | 8.875 | 52300 |
| 600 | 75 | 8.875 | 69000 |
| 559 | 64 | 8.25 | 60000 |
| 687 | 42 | 6.75 | 75000 |
| 684 | 80 | 7.125 | 96000 |
| 539 | 80 | 7.875 | 51200 |
| 598 | 75 | 8.5 | 105000 |
| 614 | 79 | 8.5 | 50500 |
| 769 | 68 | 7.625 | 68000 |
| 602 | 90 | 7.99 | 302400 |
| 729 | 41 | 7.125 | 102000 |
| 621 | 85 | 8.625 | 55250 |
| 588 | 74 | 7.39 | 66297.22 |
| 552 | 65 | 9.875 | 65000 |
| 573 | 41 | 8.375 | 50000 |
| 647 | 80 | 7.375 | 183000 |
| 540 | 77 | 8.875 | 77000 |
| 604 | 75 | 7.5 | 78000 |
| 582 | 80 | 7.875 | 112000 |
| 671 | 80 | 7.75 | 105600 |
| 602 | 85 | 7.75 | 194000 |
| 608 | 95 | 8.875 | 90005 |

| | | | |
|---|---|---|---|
| 559 | 80 | 7.5 | 241600 |
| 541 | 60 | 9.5 | 30600 |
| 694 | 48 | 7.375 | 70000 |
| 537 | 90 | 8.875 | 71000 |
| 614 | 53 | 6.875 | 104911.78 |
| 632 | 80 | 8.49 | 91744.28 |
| 648 | 85 | 8.75 | 91747.19 |
| 539 | 80 | 8.95 | 59966.88 |
| 651 | 80 | 7.5 | 219200 |
| 571 | 80 | 9.125 | 140000 |
| 670 | 74 | 7.375 | 70000 |
| 614 | 79 | 6.875 | 100000 |
| 544 | 60 | 7.875 | 54000 |
| 634 | 85 | 7.625 | 127500 |
| 501 | 75 | 8.75 | 102000 |
| 620 | 90 | 7.875 | 114300 |
| 584 | 75 | 9.125 | 70800 |
| 562 | 90 | 8.75 | 51750 |
| 563 | 80 | 7.5 | 220000 |
| 602 | 78 | 7.375 | 100000 |
| 625 | 80 | 8.5 | 154480 |
| 621 | 90 | 8 | 124200 |
| 590 | 88 | 8.625 | 135000 |
| 514 | 80 | 8.125 | 174400 |
| 617 | 55 | 7.625 | 100000 |
| 648 | 80 | 8.125 | 87142.96 |
| 581 | 63 | 7.25 | 106000 |
| 563 | 85 | 9.25 | 64600 |
| 552 | 42 | 8.75 | 102000 |
| 616 | 80 | 7.875 | 78000 |
| 632 | 80 | 7.625 | 56800 |
| 552 | 57 | 8.75 | 132000 |
| 552 | 40 | 8.75 | 102000 |
| 575 | 80 | 7.625 | 112000 |
| 639 | 85 | 8.625 | 55250 |
| 586 | 80 | 7.875 | 73600 |
| 635 | 85 | 8 | 242250 |
| 609 | 80 | 8.625 | 88000 |
| 652 | 78 | 7.5 | 76000 |
| 677 | 80 | 6.5 | 64000 |
| 489 | 65 | 10.875 | 69550 |
| 587 | 79 | 8.25 | 50000 |
| 561 | 43 | 7.375 | 90000 |
| 529 | 90 | 8.875 | 117000 |
| 616 | 91 | 8.875 | 140000 |
| 630 | 80 | 8.375 | 124000 |
| 656 | 77 | 8.25 | 80000 |
| 626 | 95 | 8.5 | 125400 |
| 634 | 62 | 7.625 | 55000 |
| 756 | 85 | 7.25 | 204000 |
| 651 | 85 | 8 | 80750 |
| 552 | 75 | 7.75 | 52000 |

| | | | |
|---|---|---|---|
| 591 | 95 | 8.875 | 57000 |
| 607 | 90 | 7.85 | 56660.78 |
| 584 | 75 | 9.85 | 61471.91 |
| 634 | 65 | 8.2 | 219000 |
| 618 | 90 | 7.5 | 114000 |
| 672 | 73 | 7.45 | 52903.69 |
| 566 | 75 | 9.5 | 67500 |
| 554 | 75 | 9 | 66000 |
| 530 | 86 | 8.75 | 75600 |

| Assumptions: | | |
|---|---|---|
| Severity | | 100% |
| Advances | | 100% |
| Lag | 12 months | |
| Libor | Forward | |
| Losses | SP default assumptions(on original pool) | |
| Prepays | SP prepays for nim bonds | |
| To Maturity | | |

**Asset Backed Securities Portfolio Analysis**
**RASC 2004 KS11**
**All Loans**

| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| California | 14 75 | Single-family detached | 84 79 | Full Documentation | 73.61 | Purchase | 35 14 | Investment Property | 3.39 | 0 | 29.73 |
| Florida | 9 56 | Planned Unit Developments (detached) | 7 48 | Limited documentation | 26 39 | Rate/Term refinance | 5 55 | Primary Residence | 96 61 | 6 | 0 19 |
| Michigan | 6 87 | Manufactured Home | 2 50 | | | Purchase | 0 07 | | | 12 | 7 87 |
| Illinois | 5 79 | Condo Low-Rise (less than 5 stories) | 3 39 | | | | | | | 24 | 48 11 |
| Texas | 5 02 | Planned Unit Developments (attached) | 1 29 | | | | | | | 36 | 14.07 |
| | | | | | | | | | | 60 | 0 03 |

Disclaimer:
[illegible]

**Credit Suisse First Boston, Asset Finance Group**
**GMAC - RFC Home Equity Portfolio**
**RASC 2004 KS11**

| | | LTV | | | DTI | | | FICO | | | Documentation Type | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Avg LTV | Min LTV | Max LTV | Avg DTI | Min DTI | Max DTI | Avg FICO | Min FICO | Max FICO | 12 Months Bank Statement | 24 Months Bank Statements | Full Doc | Limited Doc | Stated Income Self-Employed | Stated Income Wage-Earner |
| | IO Loans | 83.08 | 55.00 | 95.00 | | | | 637 | 538 | 805 | | | 92.30 | 7.70 | | |
| Low Bal | < $50k | 83.71 | 7.00 | 100.00 | | | | 596 | 494 | 734 | | | 89.10 | 10.90 | | |
| | $50k to $100k | 78.19 | 19.00 | 95.00 | | | | 607 | 477 | 826 | | | 82.86 | 17.14 | | |
| High Coupon | 8% to 9% | 81.15 | 17.00 | 95.00 | | | | 585 | 476 | 773 | | | 80.85 | 19.15 | | |
| | 9% to 10% | 78.04 | 7.00 | 100.00 | | | | 566 | 477 | 711 | | | 86.59 | 13.41 | | |
| | > 10% | 87.16 | 21.00 | 100.00 | | | | 577 | 489 | 677 | | | 92.65 | 7.35 | | |
| Occupancy | Primary Home | 80.02 | 7.00 | 100.00 | | | | 612 | 472 | 826 | | | 74.01 | 25.99 | | |
| | Investment Property | 73.90 | 30.00 | 85.00 | | | | 641 | 518 | 784 | | | 62.32 | 37.68 | | |
| Lien | 2nd lien | 99.74 | 95.00 | 100.00 | | | | 599 | 532 | 687 | | | 93.55 | 6.45 | | |
| Doc Type | Full Documentation | 81.21 | 7.00 | 100.00 | | | | 604 | 472 | 826 | | | 100.00 | 0.00 | | |
| | Stated Income Wage Earner | | | | | | | | | | | | | | | |
| | Stated Income Self-Employed | | | | | | | | | | | | | | | |
| | 12 Month Bank Statements | | | | | | | | | | | | | | | |
| | 24 Month Bank Statements | | | | | | | | | | | | | | | |
| | Limited Documentation | 75.90 | 27.00 | 100.00 | | | | 639 | 499 | 801 | | | 0.00 | 100.00 | | |
| Property Type | Condo Low-Rise (less than 5 st | 79.20 | 28.00 | 100.00 | | | | 621 | 516 | 805 | | | 81.38 | 18.62 | | |
| | Planned Unit Developments (det | 81.88 | 30.00 | 100.00 | | | | 617 | 489 | 826 | | | 74.65 | 25.35 | | |
| | Single-family detached | 79.83 | 7.00 | 100.00 | | | | 613 | 472 | 816 | | | 72.72 | 27.28 | | |
| | Townhouse | 77.60 | 45.00 | 91.00 | | | | 614 | 501 | 741 | | | 73.40 | 26.60 | | |
| | Condo Mid-Rise (5 to 8 stories) | 75.11 | 61.00 | 90.00 | | | | 624 | 602 | 670 | | | 9.95 | 90.05 | | |
| | Planned Unit Developments (att | 77.10 | 44.00 | 100.00 | | | | 606 | 525 | 728 | | | 62.52 | 37.48 | | |
| | Manufactured Home | 75.69 | 34.00 | 85.00 | | | | 624 | 497 | 782 | | | 99.02 | 0.98 | | |
| Delinq | 60+ days | | | | | | | | | | | | | | | |

**Asset Backed Securities Portfolio Analysis**
**RASC 2004 KS11**
**All Loans**

[illegible]

| | Balance | State | MSA | Loan Type | LTV | DTI | FICO | Prop Type | Purpose | Occ Codes | Orig Prepay Penalty |
|---|---|---|---|---|---|---|---|---|---|---|---|
| $ | 650,000.00 | California | | | 75 | | 752 | Single-family detached | Equity refinance | Primary Residence | - |
| $ | 500,000.00 | New Jersey | | | 85 | | 613 | Single-family detached | Equity refinance | Primary Residence | - |
| $ | 464,181.00 | Arizona | | | 65 | | 652 | Single-family detached | Equity refinance | Primary Residence | - |
| $ | 462,384.00 | California | | | 80 | | 660 | Single-family detached | Purchase | Primary Residence | 24 |
| $ | 450,000.00 | Maryland | | | 90 | | 614 | Single-family detached | Equity refinance | Primary Residence | 36 |
| $ | 447,532.00 | Massachusetts | | | 90 | | 690 | Single-family detached | Equity refinance | Primary Residence | 36 |
| $ | 443,599.00 | Connecticut | | | 80 | | 606 | Planned Unit Developments | Rate/Term refinance | Primary Residence | - |
| $ | 440,418.00 | New York | | | 90 | | 608 | Single-family detached | Equity refinance | Primary Residence | 24 |
| $ | 424,000.00 | California | | | 80 | | 610 | Single-family detached | Equity refinance | Primary Residence | - |
| $ | 420,999.00 | California | | | 85 | | 655 | Single-family detached | Equity refinance | Primary Residence | 24 |

1 **SP BB exp loss?**

2 <u>% Loss of "BB" Class Princ</u>

| TRIGGERS FAIL<br>% Writedown | Coll Loss % | Libor forward - 50 | | | Libor forward | | |
|---|---|---|---|---|---|---|---|
| | | 100% | 125% | 150% | 100% | 125% | 150% |
| | | Prepay Ramp | | | Prepay Ramp | | |
| S&P Loss Ramp* | 1 | | | | | | |
| | 2 | | | | | | |
| | 3 | | | | | | |
| | 4 | | | | | | |

3 <u>% Loss of "BB" Class Princ</u>

| TRIGGERS PASS<br>% Writedown | Coll Loss % | Libor forward - 50 | | | Libor forward | | |
|---|---|---|---|---|---|---|---|
| | | 100% | 125% | 150% | 100% | 125% | 150% |
| | | Prepay Ramp | | | Prepay Ramp | | |
| S&P Loss Ramp | 1 | | | | | | |
| | 2 | | | | | | |
| | 3 | | | | | | |
| | 4 | | | | | | |

4 <u>Breakeven Runs</u>

| TRIGGERS FAIL | Libor forward - 50 | | | Libor forward | | |
|---|---|---|---|---|---|---|
| | 100% | 125% | 150% | 100% | 125% | 150% |
| | Prepay Ramp | | | Prepay Ramp | | |
| 1st $ Loss CDR | | | | | | |
| Cumulative Loss to Pool | | | | | | |
| WAL | | | | | | |
| Period of 1st $ Loss | | | | | | |
| Princ Window | | | | | | |
| Gap in Princ(Y/N) | | | | | | |

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

| Libor forward +200 | | | Libor forward + 400 | | |
|---|---|---|---|---|---|
| 100% | 125% | 150% | 100% | 125% | 150% |
| Prepay Ramp | | | Prepay Ramp | | |

| Libor forward +200 | | | Libor forward + 400 | | |
|---|---|---|---|---|---|
| 100% | 125% | 150% | 100% | 125% | 150% |
| Prepay Ramp | | | Prepay Ramp | | |

| Libor forward +200 | | | Libor forward + 400 | | |
|---|---|---|---|---|---|
| 100% | 125% | 150% | 100% | 125% | 150% |
| Prepay Ramp | | | Prepay Ramp | | |

**SP Subprime Default Assumptions**

[illegible]

| Month | % when WA seasoning <12mo | % when WA seasoning >12mo |
|---|---|---|
| 1 | 4.00% | 4.00% & 5.75% |
| 6 | 5.75% | 6.25% |
| 12 | 6.25% | 13.00% |
| 18 | 13.00% | 10.25% |
| 24 | 10.25% | 10.00% |
| 30 | 10.00% | 9.50% |
| 36 | 9.50% | 9.00% |
| 42 | 9.00% | 9.00% |
| 48 | 9.00% | 7.75% |
| 54 | 7.75% | 5.75% |
| 60 | 5.75% | 5.50% |
| 66 | 5.50% | 4.25% |
| 72 | 4.25% | 0.00% |

| Occupancy | Property Usage | Improvement Type | Condominium | prop_type_code | no_units |
|---|---|---|---|---|---|
| Other/Unoccupied | Other | Other/None | N | 05 | 1 |
| Other/Unoccupied | Recreational | Detached/Link | N | 05 | 1 |
| Other/Unoccupied | Recreational | Rec unwinterized | N | 05 | 1 |
| Other/Unoccupied | Recreational | Rec winterized | N | 05 | 1 |
| Other/Unoccupied | Single Family | Detached/Link | N | 05 | 1 |
| Owner occupied | Industrial | Detached/Link | N | 05 | 1 |
| Owner occupied | Multiple Unit | Apartment | Y | 01 | 1 |
| Owner occupied | Multiple Unit | Detached/Link | N | 23 | 2 |
| Owner occupied | Multiple Unit | Duplex | N | 23 | 2 |
| Owner occupied | Multiple Unit | Fourplex | N | 23 | 4 |
| Owner occupied | Multiple Unit | Other/None | N | 23 | 4 |
| Owner occupied | Multiple Unit | Semi-Detached | N | 05 | 1 |
| Owner occupied | Multiple Unit | Townhouse | N | 01 | 1 |
| Owner occupied | Multiple Unit | Triplex | N | 23 | 3 |
| Owner occupied | Other | Other/None | N | 05 | 1 |
| Owner occupied | Recreational | Detached/Link | N | 05 | 1 |
| Owner occupied | Recreational | Rec unwinterized | N | 05 | 1 |
| Owner occupied | Recreational | Rec winterized | N | 05 | 1 |
| Owner occupied | Retail | Detached/Link | N | 05 | 1 |
| Owner occupied | Single Family | Apartment | Y | 01 | 1 |
| Owner occupied | Single Family | Detached/Link | N | 05 | 1 |
| Owner occupied | Single Family | Detached/Link | Y | 01 | 1 |
| Owner occupied | Single Family | Duplex | N | 23 | 2 |
| Owner occupied | Single Family | Fourplex | N | 23 | 4 |
| Owner occupied | Single Family | Other/None | N | 05 | 1 |
| Owner occupied | Single Family | Semi-Detached | N | 05 | 1 |
| Owner occupied | Single Family | Townhouse | N | 01 | 1 |
| Owner occupied | Single Family | Townhouse | Y | 01 | 1 |
| Owner occupied | Single Family | Triplex | N | 23 | 3 |
| Rented | Multiple Unit | Apartment | N | 01 | 1 |
| Rented | Multiple Unit | Detached/Link | N | 05 | 1 |
| Rented | Multiple Unit | Duplex | N | 23 | 2 |
| Rented | Multiple Unit | Fourplex | N | 23 | 4 |
| Rented | Multiple Unit | Semi-Detached | N | 05 | 1 |
| Rented | Multiple Unit | Triplex | N | 23 | 3 |
| Rented | Recreational | Rec winterized | N | 05 | 1 |
| Rented | Single Family | Apartment | Y | 01 | 1 |
| Rented | Single Family | Detached/Link | N | 05 | 1 |
| Rented | Single Family | Duplex | N | 23 | 2 |
| Rented | Single Family | Fourplex | N | 23 | 4 |
| Rented | Single Family | Other/None | Y | 01 | 1 |
| Rented | Single Family | Semi-Detached | N | 05 | 1 |
| Rented | Single Family | Townhouse | N | 01 | 1 |
| Rented | Single Family | Townhouse | Y | 01 | 1 |

## $689,150,000 (Approximate)

# GMAC RFC

## HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

## RASC SERIES 2004-KS11 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

NOVEMBER 9, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# Excess Spread

| PERIOD | FORWARD 1M LIBOR CURVE | FORWARD 6M LIBOR CURVE | STATIC LIBOR(1) | FORWARD LIBOR(1) |
|---|---|---|---|---|
| 1 | NA | NA | 4.70 | 4.70 |
| 2 | 2.35 | 2.62 | 4.28 | 4.00 |
| 3 | 2.41 | 2.74 | 4.28 | 3.94 |
| 4 | 2.41 | 2.84 | 4.53 | 4.22 |
| 5 | 2.87 | 2.96 | 4.27 | 3.46 |
| 6 | 2.79 | 3.02 | 4.35 | 3.65 |
| 7 | 2.79 | 3.07 | 4.26 | 3.53 |
| 8 | 3.08 | 3.15 | 4.34 | 3.35 |
| 9 | 3.03 | 3.20 | 4.25 | 3.28 |
| 10 | 3.07 | 3.28 | 4.25 | 3.23 |
| 11 | 3.25 | 3.30 | 4.33 | 3.17 |
| 12 | 3.11 | 3.38 | 4.24 | 3.18 |
| 13 | 3.21 | 3.46 | 4.31 | 3.19 |
| 14 | 3.39 | 3.52 | 4.22 | 2.88 |
| 15 | 3.48 | 3.57 | 4.21 | 2.78 |
| 16 | 3.19 | 3.61 | 4.47 | 3.44 |
| 17 | 3.74 | 3.72 | 4.20 | 2.51 |
| 18 | 3.58 | 3.73 | 4.28 | 2.79 |
| 19 | 3.56 | 3.78 | 4.18 | 2.67 |
| 20 | 3.73 | 3.82 | 4.26 | 2.63 |
| 21 | 3.71 | 3.89 | 4.17 | 2.51 |
| 22 | 3.79 | 3.91 | 4.15 | 2.42 |
| 23 | 3.84 | 3.91 | 5.88 | 4.80 |
| 24 | 3.86 | 3.99 | 5.78 | 4.61 |
| 25 | 3.83 | 4.03 | 5.85 | 4.77 |
| 26 | 4.10 | 4.06 | 5.74 | 4.33 |
| 27 | 3.85 | 4.08 | 5.73 | 4.57 |
| 28 | 3.81 | 4.13 | 5.99 | 5.04 |
| 29 | 4.29 | 4.21 | 5.70 | 4.80 |
| 30 | 4.08 | 4.23 | 5.78 | 5.16 |
| 31 | 4.04 | 4.24 | 5.68 | 5.02 |
| 32 | 4.21 | 4.28 | 5.75 | 5.00 |
| 33 | 4.17 | 4.33 | 5.65 | 4.86 |
| 34 | 4.24 | 4.35 | 5.64 | 4.78 |
| 35 | 4.39 | 4.38 | 5.86 | 5.11 |
| 36 | 4.18 | 4.40 | 5.89 | 5.33 |
| 37 | 4.25 | 4.45 | 5.96 | 5.40 |
| 38 | 4.54 | 4.48 | 5.95 | 5.01 |
| 39 | 4.26 | 4.52 | 5.98 | 5.33 |
| 40 | 4.45 | 4.55 | 6.18 | 5.50 |
| 41 | 4.48 | 4.59 | 6.02 | 5.38 |
| 42 | 4.49 | 4.62 | 6.13 | 5.62 |
| 43 | 4.45 | 4.65 | 6.05 | 5.50 |
| 44 | 4.74 | 4.68 | 6.15 | 5.39 |
| 45 | 4.45 | 4.70 | 6.07 | 5.52 |
| 46 | 4.64 | 4.75 | 6.08 | 5.33 |
| 47 | 4.68 | 4.74 | 6.17 | 5.61 |
| 48 | 4.69 | 4.81 | 6.09 | 5.47 |
| 49 | 4.63 | 4.86 | 6.18 | 5.70 |
| 50 | 4.81 | 4.87 | 6.09 | 5.35 |
| 51 | 4.76 | 4.90 | 6.10 | 5.40 |
| 52 | 4.58 | 4.95 | 6.36 | 6.09 |
| 53 | 5.12 | 5.00 | 6.10 | 5.25 |
| 54 | 5.00 | 4.99 | 6.19 | 5.57 |
| 55 | 4.68 | 5.02 | 6.11 | 5.71 |
| 56 | 4.99 | 5.04 | 6.20 | 5.58 |
| 57 | 5.06 | 5.07 | 6.12 | 5.34 |
| 58 | 4.87 | 5.07 | 6.12 | 5.53 |
| 59 | 5.03 | 5.07 | 6.21 | 5.61 |
| 60 | 5.16 | 5.14 | 6.13 | 5.31 |
| 61 | 4.83 | 5.17 | 6.22 | 5.82 |
| 62 | 5.14 | 5.19 | 6.14 | 5.34 |
| 63 | 5.08 | 5.21 | 6.14 | 5.40 |
| 64 | 4.87 | 5.25 | 6.40 | 6.14 |
| 65 | 5.44 | 5.29 | 6.15 | 5.23 |
| 66 | 5.30 | 5.26 | 6.24 | 5.57 |
| 67 | 4.95 | 5.27 | 6.16 | 5.73 |
| 68 | 5.26 | 5.29 | 6.25 | 5.62 |
| 69 | 5.32 | 5.30 | 6.17 | 5.38 |
| 70 | 5.11 | 5.29 | 6.18 | 5.59 |

(1) Assumes the Pricing Prepayment Speed.

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Tasos Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | David O'Brien – Structuring | (212) 325-9113 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Shelly Garg | (212) 553-7922 |
| **S&P:** | Chris Deasy | (212) 438-2405 |
| **Fitch:** | Roeluf Slump | (212) 908-0705 |

# $689,150,000 (Approximate)

**GMAC RFC**

# HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

## RASC SERIES 2004-KS11 TRUST
Issuer

## RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

## RESIDENTIAL FUNDING CORPORATION
Master Servicer

NOVEMBER 10, 2004

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

# RASC Series 2004-KS11 Trust
## Home Equity Mortgage Asset-Backed Pass-Through Certificates

## $689,150,000 (Approximate)
***Subject to Revision***

| Class | Approximate Size(1) | Interest Type | Principal Type | Expected WAL (yrs)(2) Call/Mat | Expected Principal Window (mos)(2) Call/Mat | Final Scheduled Distribution Date(3) | Expected Ratings (Moody's/S&P/Fitch) |
|---|---|---|---|---|---|---|---|
| A-I-1(4) | $140,690,000 | Floating | SEQ | 1.00 / 1.00 | 1 – 21 / 1 - 21 | September 2025 | Aaa/AAA/AAA |
| A-I-2 (4) | 134,570,000 | Floating | SEQ | 3.00 / 3.03 | 21 – 70 / 21 - 82 | January 2034 | Aaa/AAA/AAA |
| A-I-3 (4) | 15,240,000 | Floating | SEQ | 5.82 / 8.95 | 70 – 70 / 82 - 158 | December 2034 | Aaa/AAA/AAA |
| A-II-1(4) | 261,450,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| A-II-2 (4) | 29,050,000 | Floating | PT | 2.17 / 2.35 | 1 – 70 / 1 - 157 | December 2034 | Aaa/AAA/AAA |
| M-1 (4)(5) | 44,100,000 | Floating | MEZ | 4.34 / 4.73 | 41 – 70 / 41 – 126 | December 2034 | Aa2/AA/AA |
| M-2 (4)(5) | 36,750,000 | Floating | MEZ | 4.19 / 4.52 | 39 – 70 / 39 - 112 | December 2034 | A2/A+/A |
| M-3 (4)(5) | 7,000,000 | Floating | MEZ | 4.13 / 4.37 | 38 – 70 / 38 – 92 | December 2034 | A3/A/A- |
| M-4 (4)(5) | 6,300,000 | Floating | MEZ | 4.13 / 4.30 | 38 – 70 / 38 –86 | December 2034 | Baa1/A-/BBB+ |
| M-5 (4)(5) | 7,000,000 | Floating | MEZ | 4.12 / 4.20 | 37 – 70 / 37 – 80 | December 2034 | Baa2/BBB+/BBB |
| M-6 (4)(5) | 7,000,000 | Floating | MEZ | 3.98 / 3.98 | 37 – 70 / 37 – 70 | December 2034 | Baa3/BBB/BBB- |
| B(4)(5)(6) | 7,000,000 | Floating | SUB | 3.41 / 3.41 | 37 – 56 / 37 - 56 | December 2034 | Ba1/BBB-/BB+ |
| **Total** | **$696,150,000** | | | | | | |

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.

# Transaction Overview

**Certificates:** The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates").

The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates".

The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates").

The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will not be offered hereby.

**Depositor:** Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation

**Seller and Master Servicer:** Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")

**Sub-Servicer:** Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 23.48% of Group I Mortgage Loans and 23.73% of Group II Mortgage Loans which will be interim-serviced by Fremont Investment & Loan. On the Closing Date, Mortgage Lenders Network USA may service up to 10% of the Mortgage Loans.

**Trustee:** JPMorgan Chase Bank, N.A.

**Joint Lead Underwriters:** Credit Suisse First Boston LLC and Residential Funding Securities Corporation

**Co-Managers:** Citigroup Global Markets Inc.

**Statistical Cut-off Date:** October 1, 2004

**Cut-off Date:** November 1, 2004

**Closing Date:** On or about November 29, 2004

**Distribution Dates:** The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in December 2004. The initial Distribution Date will be December 27, 2004.

**Form of Certificates:** The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

**Minimum Denominations:** The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

**Tax Status:** The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

**ERISA Eligibility:** The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

**SMMEA Eligibility:** None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

**Optional Termination Date:** If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holder of the call rights, or if such holder fails to do so, the Master Servicer, may terminate the trust.

**Expense Fee Rate:** With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

**Mortgage Loans:** The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.40% first liens and 1.60% seconds liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 4.38% and 2.51% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

**Prepayment Assumption:** Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the

| | |
|---|---|
| | twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter). |
| **Net Mortgage Rate:** | With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate. |
| **Maximum Net Mortgage Rate:** | With respect to any Mortgage Loan, the maximum net mortgage rate. |
| **Group I Net WAC Cap:** | The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. |
| **Group I Net WAC Cap Shortfall Amount:** | With respect to the Class A-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, provided that this rate does not exceed the Class A-I weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group I Net WAC Cap; plus any unpaid Group I Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Net WAC Cap Shortfall Amounts payable in the amounts and priority described under Excess Cash Flow Distributions. |
| **Group II Net WAC Cap:** | The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period. |
| **Group II Net WAC Cap Shortfall Amount:** | With respect to the Class A-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II WAC Cap did not apply, provided that this rate does not exceed the Class A-II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap; plus any unpaid Group II Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to the Class A-II Certificates caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions. |

**Subordinate Net WAC Cap:** The pass-through rate on the Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap and the Group II Net WAC Cap in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component.

**Subordinate Net WAC Cap Shortfall Amount:** With respect to any class of Class M and Class B Certificates and any Distribution Date on which the Subordinate Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (a) accrued certificate interest for that class of certificates if it were calculated at a rate equal to the pass-through rate that would otherwise be applicable if the Subordinate Net WAC Cap did not apply, over (b) accrued certificate interest calculated using the Subordinate Net WAC Cap; plus any unpaid Subordinate Net WAC Cap Shortfall Amount from prior Distribution Dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin.

**Subordinate Component:** With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

**Relief Act Shortfalls:** With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates.

**Interest Accrual Period:** For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

**Eligible Master Servicing Compensation:** With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.

**Coupon Step Up:** If the holder of the call rights or the Master Servicer does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date.

**Credit Enhancement:**

**A. Overcollateralization ("OC")**

**B. Excess Cash Flow**

**C. Subordination**

**Expected Credit Support Percentage:**

| Class | Rating (M/S/F) | Initial Credit Support | After Step-Down Support |
|---|---|---|---|
| Class A | Aaa/AAA/AAA | 17.00% | 34.00% |
| Class M-1 | Aa2/AA/AA | 10.70% | 21.40% |
| Class M-2 | A2/A+/A | 5.45% | 10.90% |
| Class M-3 | A3/A/A- | 4.45% | 8.90% |
| Class M-4 | Baa1/A-/BBB+ | 3.55% | 7.10% |
| Class M-5 | Baa2/BBB+/BBB | 2.55% | 5.10% |
| Class M-6 | Baa3/BBB/BBB- | 1.55% | 3.10% |
| Class B | Ba1/BBB-/BB+ | 0.55% | 1.10% |

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

**Subordination Percentage:**

| Class | Rating (M/S/F) | Subordination % |
|---|---|---|
| Class A | Aaa/AAA/AAA | 66.00% |
| Class M-1 | Aa2/AA/AA | 78.60% |
| Class M-2 | A2/A+/A | 89.10% |
| Class M-3 | A3/A/A- | 91.10% |
| Class M-4 | Baa1/A-/BBB+ | 92.90% |
| Class M-5 | Baa2/BBB+/BBB | 94.90% |
| Class M-6 | Baa3/BBB/BBB- | 96.90% |
| Class B | Ba1/BBB-/BB+ | 98.90% |

**Overcollateralization Amount:** The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

**Overcollateralization Target Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 0.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Overcollateralization Floor:** 0.50% of the aggregate initial principal balance of the Mortgage Loans.

**Stepdown Date:** For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate

principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

**Specified Enhancement Percentage:** The Specified Enhancement Percentage is [34.00]%.

**Senior Enhancement Percentage:** On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

**Excess Cash Flow:** For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

**Trigger Event:** A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.00] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in December 2007 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

| Distribution Date | Required Loss Percentage |
|---|---|
| Month 37 to Month 48 | [3.00]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter |
| Month 49 to Month 60 | [4.75]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter |
| Month 61 to Month 72 | [6.25]% with respect to Month 61, plus an additional 1/12th of [0.50]% for each month thereafter |
| Month 73 and thereafter | [6.75]% |

**Interest Distributions:**

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

**Principal Distributions:**

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(ix) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(x) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(xi) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(xii) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(xiii) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(xiv) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(xv) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(xvi) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

**Class A Principal Distributions:**

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates as described below.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates as described below; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

On any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid pro rata, based on the Certificate Principal Balances of such classes immediately prior to such Distribution Date, if such Distribution Date is (a) prior to December 2007 and the Cumulative Realized Loss Percentage is less than [3.00]% or (b) on or after December 2007 and no Trigger Event is in effect. If such conditions are not satisfied on any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid sequentially to the Class A-II-1 and Class A-II-2 Certificates, in that order, until their respective Certificate Principal Balances are reduced to zero.

**Excess Cash Flow Distributions:**

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Net

WAC Cap Shortfall Amount, Group II Net WAC Cap Shortfall Amount and any Subordinate Net WAC Cap Shortfall Amount, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Net WAC Cap Shortfall Amount allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the non-offered certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

**Principal Remittance Amount:** For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

**Principal Distribution Amount:** For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

**Class A Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

**Group I Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans

for that Distribution Date.

**Group II Principal Distribution Amount:** On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

**Principal Allocation Amount:** With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

**Class M-1 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-2 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-l Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-3 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-4 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class M-5 Principal Distribution Amount:** With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1

Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

**Class M-6 Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Class B Principal Distribution Amount:**

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1

Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

**Allocation of Losses:**

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, among the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

**Prospectus:**

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

# Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I, Class A-II-2, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates, the Class A-II-2 Certificates and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in December 2004. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in September 2006.

**Class A-I Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 290,500,000 | N/A | N/A |
| January 2005 | 288,153,464 | 6.39 | 7.68 |
| February 2005 | 285,029,839 | 6.40 | 7.68 |
| March 2005 | 281,128,284 | 7.11 | 7.68 |
| April 2005 | 276,452,861 | 6.40 | 7.68 |
| May 2005 | 271,012,704 | 6.62 | 7.68 |
| June 2005 | 264,822,146 | 6.40 | 7.68 |
| July 2005 | 257,900,797 | 6.62 | 7.68 |
| August 2005 | 250,273,575 | 6.40 | 7.68 |
| September 2005 | 241,972,809 | 6.40 | 7.68 |
| October 2005 | 233,090,182 | 6.62 | 7.68 |
| November 2005 | 224,468,931 | 6.40 | 7.68 |
| December 2005 | 216,101,370 | 6.62 | 7.68 |
| January 2006 | 207,980,039 | 6.40 | 7.68 |
| February 2006 | 200,097,698 | 6.40 | 7.68 |
| March 2006 | 192,447,318 | 7.12 | 7.68 |
| April 2006 | 185,022,078 | 6.40 | 7.68 |
| May 2006 | 177,815,357 | 6.63 | 7.68 |
| June 2006 | 170,820,729 | 6.41 | 7.68 |
| July 2006 | 164,031,957 | 6.63 | 7.68 |
| August 2006 | 157,442,986 | 6.41 | 7.68 |
| September 2006 | 145,725,217 | 6.41 | 7.68 |

**Class A-II-2 Yield Maintance Agreement Schedule**

| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
|---|---|---|---|
| December 2004 | 29,050,000 | N/A | N/A |
| January 2005 | 28,815,346 | 6.32 | 7.61 |
| February 2005 | 28,502,984 | 6.33 | 7.61 |
| March 2005 | 28,112,828 | 7.04 | 7.61 |
| April 2005 | 27,645,286 | 6.33 | 7.61 |
| May 2005 | 27,101,270 | 6.55 | 7.61 |
| June 2005 | 26,482,215 | 6.33 | 7.61 |
| July 2005 | 25,790,080 | 6.55 | 7.61 |
| August 2005 | 25,027,358 | 6.33 | 7.61 |
| September 2005 | 24,197,281 | 6.33 | 7.61 |
| October 2005 | 23,309,018 | 6.55 | 7.61 |
| November 2005 | 22,446,893 | 6.33 | 7.61 |
| December 2005 | 21,610,137 | 6.55 | 7.61 |
| January 2006 | 20,798,004 | 6.33 | 7.61 |
| February 2006 | 20,009,770 | 6.33 | 7.61 |
| March 2006 | 19,244,732 | 7.05 | 7.61 |
| April 2006 | 18,502,208 | 6.33 | 7.61 |
| May 2006 | 17,781,536 | 6.56 | 7.61 |
| June 2006 | 17,082,073 | 6.34 | 7.61 |
| July 2006 | 16,403,196 | 6.56 | 7.61 |
| August 2006 | 15,744,299 | 6.34 | 7.61 |
| September 2006 | 14,572,522 | 6.34 | 7.61 |

# Yield Maintenance Agreement

| Class M and Class B Yield Maintance Agreement Schedule | | | |
|---|---|---|---|
| Distribution Date | Notional Balance ($) | Strike Rate (%) | Ceiling (%) |
| December 2004 | 115,150,000 | N/A | N/A |
| January 2005 | 115,150,000 | 5.38 | 6.47 |
| February 2005 | 115,150,000 | 5.38 | 6.47 |
| March 2005 | 115,150,000 | 6.09 | 6.47 |
| April 2005 | 115,150,000 | 5.38 | 6.47 |
| May 2005 | 115,150,000 | 5.60 | 6.47 |
| June 2005 | 115,150,000 | 5.38 | 6.47 |
| July 2005 | 115,150,000 | 5.60 | 6.47 |
| August 2005 | 115,150,000 | 5.38 | 6.47 |
| September 2005 | 115,150,000 | 5.38 | 6.47 |
| October 2005 | 115,150,000 | 5.60 | 6.47 |
| November 2005 | 115,150,000 | 5.38 | 6.47 |
| December 2005 | 115,150,000 | 5.61 | 6.47 |
| January 2006 | 115,150,000 | 5.38 | 6.47 |
| February 2006 | 115,150,000 | 5.38 | 6.47 |
| March 2006 | 115,150,000 | 6.10 | 6.47 |
| April 2006 | 115,150,000 | 5.39 | 6.47 |
| May 2006 | 115,150,000 | 5.61 | 6.47 |
| June 2006 | 115,150,000 | 5.39 | 6.47 |
| July 2006 | 115,150,000 | 5.61 | 6.47 |
| August 2006 | 115,150,000 | 5.39 | 6.47 |
| September 2006 | 115,150,000 | 5.39 | 6.47 |

# Aggregate Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $550,835,083.63 | | |
| Number of Mortgage Loans | 4,217 | | |
| Average Current Principal Balance | $130,622.50 | $9,989.64 | $650,000.00 |
| (1) (4) Weighted Average Original Loan-to-Value | 79.81% | 7.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.39% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.88% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.81% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.32% | 1.00% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.91% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.16% |
| Lien | First | 99.20% |
| Property Type | Single-family detached | 80.92% |
| | Planned Unit Developments (detached) | 7.48 |
| | Two- to four- family units | 3.87 |
| | Manufactured Home | 2.50 |
| | Planned Unit Developments (attached) | 1.29 |
| | Townhouse | 0.45 |
| | Condo Mid-Rise (5 to 8 stories) | 0.11 |
| | Condo Low-Rise (less than 5 stories) | 3.39 |
| Occupancy Status | Primary Residence | 95.56% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.05 |
| Documentation Type | Full Documentation | 73.61% |
| | Reduced Documentation | 26.39 |
| Loans with Prepayment Penalties | | 70.27% |
| Loans serviced by Homecomings(3) | | 100.00% |

## Aggregate Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 25 | $2,748,665 | 0.50% | $109,947 | 64.74% |
| 500 - 519 | 65 | 7,255,271 | 1.32 | 111,620 | 73.60 |
| 520 - 539 | 187 | 23,250,707 | 4.22 | 124,335 | 71.05 |
| 540 - 559 | 364 | 45,558,895 | 8.27 | 125,162 | 75.28 |
| 560 - 579 | 480 | 60,908,405 | 11.06 | 126,893 | 79.01 |
| 580 - 599 | 636 | 70,488,009 | 12.80 | 110,830 | 79.93 |
| 600 - 619 | 797 | 103,061,524 | 18.71 | 129,312 | 81.90 |
| 620 - 639 | 632 | 87,754,913 | 15.93 | 138,853 | 81.81 |
| 640 - 659 | 449 | 64,071,043 | 11.63 | 142,697 | 80.54 |
| 660 - 679 | 246 | 36,201,231 | 6.57 | 147,159 | 80.50 |
| 680 - 699 | 136 | 20,765,273 | 3.77 | 152,686 | 81.20 |
| 700 - 719 | 80 | 11,415,146 | 2.07 | 142,689 | 82.35 |
| 720 - 739 | 44 | 6,623,050 | 1.20 | 150,524 | 82.07 |
| 740 - 759 | 32 | 5,005,980 | 0.91 | 156,437 | 81.32 |
| 760 >= | 36 | 5,227,033 | 0.95 | 145,195 | 79.68 |
| **Subtotal with Credit Scores** | **4,209** | **$550,335,147** | **99.91%** | **$130,752** | **79.82%** |
| Not available* | 8 | $499,937 | 0.09 | 62,492 | 69.59 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **79.81%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 1,749 | $117,661,128 | 21.36% | $67,273 | 606 | 78.52% |
| 100,001 - 200,000 | 1,782 | 250,940,286 | 45.56 | 140,819 | 612 | 79.96 |
| 200,001 - 300,000 | 548 | 132,994,256 | 24.14 | 242,690 | 621 | 79.90 |
| 300,001 - 400,000 | 123 | 42,479,080 | 7.71 | 345,358 | 616 | 81.95 |
| 400,001 - 500,000 | 14 | 6,110,334 | 1.11 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.12 | 650,000 | 752 | 75.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 4.500 - 4.999 | 9 | 1,259,381 | 0.23 | 139,931 | 610 | 76.07 |
| 5.000 - 5.499 | 89 | 15,197,807 | 2.76 | 170,762 | 637 | 74.18 |
| 5.500 - 5.999 | 326 | 55,966,534 | 10.16 | 171,676 | 638 | 77.25 |
| 6.000 - 6.499 | 864 | 135,123,987 | 24.53 | 156,394 | 628 | 78.56 |
| 6.500 - 6.999 | 905 | 125,749,694 | 22.83 | 138,950 | 619 | 80.74 |
| 7.000 - 7.499 | 816 | 106,078,568 | 19.26 | 129,998 | 601 | 81.22 |
| 7.500 - 7.999 | 464 | 55,717,788 | 10.12 | 120,081 | 589 | 81.57 |
| 8.000 - 8.499 | 299 | 31,829,750 | 5.78 | 106,454 | 583 | 79.81 |
| 8.500 - 8.999 | 119 | 10,623,090 | 1.93 | 89,270 | 577 | 79.50 |
| 9.000 - 9.499 | 63 | 5,848,299 | 1.06 | 92,830 | 557 | 77.39 |
| 9.500 - 9.999 | 28 | 1,416,872 | 0.26 | 50,603 | 554 | 72.76 |
| 10.000 - 10.499 | 22 | 1,235,870 | 0.22 | 56,176 | 554 | 71.66 |
| 10.500 - 10.999 | 12 | 423,481 | 0.08 | 35,290 | 552 | 76.32 |
| 11.000 - 11.499 | 150 | 3,145,147 | 0.57 | 20,968 | 599 | 99.79 |
| 11.500 - 11.999 | 9 | 329,040 | 0.06 | 36,560 | 575 | 82.06 |
| 12.000 - 12.499 | 4 | 104,081 | 0.02 | 26,020 | 607 | 100.00 |
| 12.500 - 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 - 13.499 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 5.000 - 5.499 | 8 | 1,146,353 | 0.21 | 143,294 | 609 | 75.68 |
| 5.500 - 5.999 | 90 | 15,122,729 | 2.75 | 168,030 | 645 | 75.44 |
| 6.000 - 6.499 | 284 | 48,570,260 | 8.82 | 171,022 | 642 | 77.50 |
| 6.500 - 6.999 | 924 | 147,172,235 | 26.72 | 159,277 | 632 | 78.64 |
| 7.000 - 7.499 | 791 | 107,450,917 | 19.51 | 135,842 | 619 | 80.42 |
| 7.500 - 7.999 | 898 | 118,763,508 | 21.56 | 132,253 | 600 | 81.09 |
| 8.000 - 8.499 | 426 | 50,143,749 | 9.10 | 117,708 | 587 | 82.24 |
| 8.500 - 8.999 | 332 | 36,472,631 | 6.62 | 109,857 | 581 | 79.66 |
| 9.000 - 9.499 | 122 | 11,454,685 | 2.08 | 93,891 | 571 | 78.37 |
| 9.500 - 9.999 | 76 | 6,881,391 | 1.25 | 90,545 | 556 | 77.47 |
| 10.000 - 10.499 | 22 | 1,232,246 | 0.22 | 56,011 | 553 | 75.01 |
| 10.500 - 10.999 | 28 | 1,493,841 | 0.27 | 53,351 | 554 | 70.92 |
| 11.000 - 11.499 | 14 | 512,747 | 0.09 | 36,625 | 549 | 74.50 |
| 11.500 - 11.999 | 151 | 3,198,977 | 0.58 | 21,185 | 598 | 99.28 |
| 12.000 - 12.499 | 5 | 191,745 | 0.03 | 38,349 | 549 | 69.21 |
| 12.500 - 12.999 | 8 | 241,376 | 0.04 | 30,172 | 609 | 100.00 |
| 13.000 - 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 - 13.999 | 34 | 570,859 | 0.10 | 16,790 | 586 | 99.30 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 134 | $13,679,565 | 2.48% | $102,086 | 589 |
| 50.01 - 55.00 | 61 | 8,085,564 | 1.47 | 132,550 | 599 |
| 55.01 - 60.00 | 120 | 13,213,458 | 2.40 | 110,112 | 583 |
| 60.01 - 65.00 | 148 | 20,917,562 | 3.80 | 141,335 | 590 |
| 65.01 - 70.00 | 237 | 29,718,591 | 5.40 | 125,395 | 584 |
| 70.01 - 75.00 | 360 | 46,560,757 | 8.45 | 129,335 | 602 |
| 75.01 - 80.00 | 1,470 | 202,888,634 | 36.83 | 138,019 | 625 |
| 80.01 - 85.00 | 564 | 78,083,442 | 14.18 | 138,446 | 609 |
| 85.01 - 90.00 | 668 | 100,252,761 | 18.20 | 150,079 | 613 |
| 90.01 - 95.00 | 253 | 33,224,355 | 6.03 | 131,322 | 636 |
| 95.01 - 100.00 | 202 | 4,210,394 | 0.76 | 20,844 | 600 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Aggregate State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 108 | $10,740,330 | 1.95% | $99,448 | 597 | 83.53% |
| Alaska | 2 | 237,400 | 0.04 | 118,700 | 605 | 87.92 |
| Arizona | 108 | 13,754,999 | 2.50 | 127,361 | 627 | 80.97 |
| Arkansas | 20 | 1,864,523 | 0.34 | 93,226 | 608 | 85.83 |
| California | 378 | 81,267,787 | 14.75 | 214,994 | 615 | 76.19 |
| Colorado | 79 | 10,860,467 | 1.97 | 137,474 | 615 | 80.14 |
| Connecticut | 32 | 5,942,249 | 1.08 | 185,695 | 628 | 76.85 |
| Delaware | 6 | 644,083 | 0.12 | 107,347 | 581 | 71.71 |
| Florida | 410 | 52,673,860 | 9.56 | 128,473 | 611 | 79.87 |
| Georgia | 179 | 21,930,284 | 3.98 | 122,516 | 613 | 82.63 |
| Hawaii | 2 | 253,411 | 0.05 | 126,705 | 644 | 81.74 |
| Idaho | 12 | 1,378,698 | 0.25 | 114,891 | 628 | 79.28 |
| Illinois | 227 | 31,906,979 | 5.79 | 140,559 | 616 | 79.87 |
| Indiana | 112 | 9,385,653 | 1.70 | 83,800 | 604 | 81.95 |
| Iowa | 30 | 2,700,430 | 0.49 | 90,014 | 620 | 83.04 |
| Kansas | 49 | 5,014,125 | 0.91 | 102,329 | 623 | 81.59 |
| Kentucky | 49 | 3,868,153 | 0.70 | 78,942 | 603 | 82.28 |
| Louisiana | 75 | 6,673,286 | 1.21 | 88,977 | 594 | 81.03 |
| Maine | 4 | 592,849 | 0.11 | 148,212 | 600 | 78.93 |
| Maryland | 79 | 13,613,857 | 2.47 | 172,327 | 619 | 79.69 |
| Massachusetts | 46 | 9,567,914 | 1.74 | 207,998 | 624 | 74.39 |
| Michigan | 325 | 37,844,005 | 6.87 | 116,443 | 608 | 81.94 |
| Minnesota | 122 | 19,118,102 | 3.47 | 156,706 | 623 | 78.34 |
| Mississippi | 27 | 2,964,546 | 0.54 | 109,798 | 595 | 83.25 |
| Missouri | 147 | 14,967,718 | 2.72 | 101,821 | 613 | 82.62 |
| Montana | 4 | 495,546 | 0.09 | 123,887 | 624 | 83.23 |
| Nebraska | 12 | 1,021,947 | 0.19 | 85,162 | 638 | 83.28 |
| Nevada | 72 | 12,846,131 | 2.33 | 178,418 | 617 | 77.78 |
| New Hampshire | 10 | 1,854,418 | 0.34 | 185,442 | 646 | 78.78 |
| New Jersey | 68 | 13,150,360 | 2.39 | 193,388 | 619 | 79.54 |
| New Mexico | 17 | 1,664,590 | 0.30 | 97,917 | 595 | 77.71 |
| New York | 63 | 12,907,473 | 2.34 | 204,881 | 624 | 74.45 |
| North Carolina | 79 | 8,834,575 | 1.60 | 111,830 | 598 | 77.61 |
| North Dakota | 2 | 154,981 | 0.03 | 77,491 | 661 | 75.81 |
| Ohio | 138 | 13,484,563 | 2.45 | 97,714 | 612 | 83.79 |
| Oklahoma | 53 | 4,452,706 | 0.81 | 84,013 | 610 | 82.32 |
| Oregon | 36 | 4,990,637 | 0.91 | 138,629 | 624 | 80.71 |
| Pennsylvania | 66 | 7,317,007 | 1.33 | 110,864 | 603 | 80.92 |
| Rhode Island | 18 | 2,814,566 | 0.51 | 156,365 | 619 | 68.66 |
| South Carolina | 62 | 6,562,077 | 1.19 | 105,840 | 608 | 82.79 |
| South Dakota | 6 | 614,605 | 0.11 | 102,434 | 603 | 79.48 |
| Tennessee | 85 | 7,603,907 | 1.38 | 89,458 | 614 | 82.57 |
| Texas | 320 | 27,636,351 | 5.02 | 86,364 | 613 | 81.74 |
| Utah | 36 | 3,677,125 | 0.67 | 102,142 | 626 | 82.59 |
| Vermont | 1 | 69,903 | 0.01 | 69,903 | 555 | 30.00 |
| Virginia | 152 | 21,868,502 | 3.97 | 143,872 | 609 | 79.46 |
| Washington | 75 | 12,057,307 | 2.19 | 160,764 | 615 | 82.55 |
| West Virginia | 11 | 1,533,663 | 0.28 | 139,424 | 577 | 82.56 |
| Wisconsin | 192 | 22,075,661 | 4.01 | 114,977 | 612 | 80.97 |
| Wyoming | 4 | 400,200 | 0.07 | 100,050 | 618 | 81.69 |
| Washington DC | 7 | 980,574 | 0.18 | 140,082 | 587 | 67.65 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 2,356 | $326,722,725 | 59.31% | $138,677 | 604 | 78.15% |
| Purchase | 1,619 | 193,547,246 | 35.14 | 119,547 | 628 | 82.45 |
| Rate/Term refinance | 242 | 30,565,112 | 5.55 | 126,302 | 618 | 80.85 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 3,255 | $405,497,205 | 73.61% | $124,577 | 604 | 81.21% |
| Reduced Documentation | 962 | 145,337,879 | 26.39 | 151,079 | 639 | 75.90 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 3,980 | $526,379,522 | 95.56% | $132,256 | 612 | 79.98% |
| Non Owner Occupied | 195 | 18,673,025 | 3.39 | 95,759 | 641 | 73.90 |
| Second/Vacation | 42 | 5,782,536 | 1.05 | 137,679 | 647 | 83.01 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 3,434 | 445,736,929 | 80.92% | 129,801 | 612 | 80.04% |
| Planned Unit Developments (detached) | 280 | 41,188,125 | 7.48 | 147,100 | 617 | 81.88 |
| Two- to four- family units | 132 | 21,310,675 | 3.87 | 161,445 | 633 | 75.51 |
| Condo Low-Rise (less than 5 stories) | 132 | 18,647,204 | 3.39 | 141,267 | 621 | 79.20 |
| Manufactured Home | 156 | 13,762,524 | 2.50 | 88,221 | 624 | 75.69 |
| Planned Unit Developments (attached) | 48 | 7,119,840 | 1.29 | 148,330 | 606 | 77.10 |
| Townhouse | 31 | 2,482,822 | 0.45 | 80,091 | 614 | 77.60 |
| Condo Mid-Rise (5 to 8 stories) | 4 | 586,965 | 0.11 | 146,741 | 624 | 75.11 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,958 | $274,277,192 | 49.79% | $140,080 | 645 | 81.86% |
| AX | 1,031 | 124,615,025 | 22.62 | 120,868 | 603 | 79.98 |
| AM | 556 | 66,920,031 | 12.15 | 120,360 | 583 | 80.68 |
| B | 417 | 53,801,595 | 9.77 | 129,021 | 553 | 74.85 |
| C | 178 | 21,356,991 | 3.88 | 119,983 | 548 | 69.13 |
| CM | 77 | 9,864,249 | 1.79 | 128,107 | 536 | 65.03 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,448 | $163,736,780 | 29.73% | $113,078 | 613 | 80.25% |
| 12 Months | 271 | 43,353,694 | 7.87 | 159,977 | 614 | 79.01 |
| 24 Months | 1,856 | 265,022,572 | 48.11 | 142,792 | 613 | 79.64 |
| 36 Months | 629 | 77,508,771 | 14.07 | 123,225 | 616 | 79.88 |
| 60 Months | 3 | 167,376 | 0.03 | 55,792 | 640 | 78.61 |
| Other | 10 | 1,045,891 | 0.19 | 104,589 | 609 | 82.10 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 4,133 | $531,857,670 | 96.55% | $128,686 | 612 | 79.69% |
| 24 | 61 | 14,529,555 | 2.64 | 238,189 | 636 | 83.36 |
| 36 | 17 | 3,240,259 | 0.59 | 190,603 | 641 | 83.77 |
| 60 | 6 | 1,207,600 | 0.22 | 201,267 | 640 | 77.91 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Aggregate Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.499 | 3 | 399,230 | 0.07 | 133,077 | 652 | 79.20 |
| 1.500 - 1.999 | 1 | 159,710 | 0.03 | 159,710 | 651 | 72.00 |
| 2.000 - 2.499 | 1 | 147,616 | 0.03 | 147,616 | 647 | 80.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.01 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 2 | 212,843 | 0.04 | 106,421 | 621 | 63.56 |
| 4.000 - 4.499 | 8 | 1,043,467 | 0.19 | 130,433 | 632 | 79.28 |
| 4.500 - 4.999 | 23 | 3,996,787 | 0.73 | 173,773 | 599 | 78.03 |
| 5.000 - 5.499 | 59 | 9,688,454 | 1.76 | 164,211 | 639 | 79.77 |
| 5.500 - 5.999 | 213 | 30,050,708 | 5.46 | 141,083 | 639 | 78.97 |
| 6.000 - 6.499 | 382 | 51,380,505 | 9.33 | 134,504 | 631 | 78.01 |
| 6.500 - 6.999 | 1,384 | 222,293,778 | 40.36 | 160,617 | 621 | 78.86 |
| 7.000 - 7.499 | 643 | 83,778,830 | 15.21 | 130,294 | 608 | 81.35 |
| 7.500 - 7.999 | 468 | 58,943,265 | 10.70 | 125,947 | 593 | 83.01 |
| 8.000 - 8.499 | 235 | 28,313,568 | 5.14 | 120,483 | 581 | 81.51 |
| 8.500 - 8.999 | 115 | 12,612,849 | 2.29 | 109,677 | 569 | 80.12 |
| 9.000 - 9.499 | 71 | 6,850,875 | 1.24 | 96,491 | 561 | 76.63 |
| 9.500 - 9.999 | 19 | 1,556,702 | 0.28 | 81,932 | 543 | 75.60 |
| 10.000 - 10.499 | 22 | 1,297,578 | 0.24 | 58,981 | 562 | 74.46 |
| 10.500 - 10.999 | 7 | 352,869 | 0.06 | 50,410 | 535 | 68.23 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 10.000 - 10.999 | 1 | 63,511 | 0.01 | 63,511 | 549 | 70.00 |
| 11.000 - 11.999 | 44 | 5,867,393 | 1.07 | 133,350 | 651 | 74.19 |
| 12.000 - 12.999 | 619 | 91,266,897 | 16.57 | 147,442 | 630 | 77.65 |
| 13.000 - 13.999 | 1,480 | 223,884,965 | 40.64 | 151,274 | 621 | 79.99 |
| 14.000 - 14.999 | 1,077 | 145,140,660 | 26.35 | 134,764 | 601 | 81.03 |
| 15.000 - 15.999 | 348 | 39,732,592 | 7.21 | 114,174 | 578 | 80.47 |
| 16.000 - 16.999 | 68 | 5,927,131 | 1.08 | 87,164 | 561 | 76.59 |
| 17.000 - 17.999 | 14 | 755,500 | 0.14 | 53,964 | 552 | 73.23 |
| 18.000 - 18.999 | 2 | 113,766 | 0.02 | 56,883 | 552 | 72.63 |
| 19.000 - 19.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| 20.000 - 20.999 | 1 | 154,102 | 0.03 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 2 | 164,324 | 0.03 | 82,162 | 563 | 71.33 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Aggregate Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.999 | 4 | 558,940 | 0.10 | 139,735 | 652 | 77.15 |
| 2.000 - 2.999 | 2 | 212,243 | 0.04 | 106,122 | 627 | 70.87 |
| 4.000 - 4.999 | 4 | 774,313 | 0.14 | 193,578 | 618 | 79.09 |
| 5.000 - 5.999 | 74 | 10,841,849 | 1.97 | 146,511 | 630 | 74.72 |
| 6.000 - 6.999 | 1,237 | 200,632,317 | 36.42 | 162,193 | 635 | 78.14 |
| 7.000 - 7.999 | 1,583 | 213,625,757 | 38.78 | 134,950 | 605 | 81.20 |
| 8.000 - 8.999 | 560 | 68,364,547 | 12.41 | 122,080 | 583 | 81.75 |
| 9.000 - 9.999 | 149 | 15,603,193 | 2.83 | 104,719 | 567 | 77.69 |
| 10.000 - 10.999 | 35 | 2,073,739 | 0.38 | 59,250 | 553 | 74.22 |
| 11.000 - 11.999 | 8 | 383,943 | 0.07 | 47,993 | 537 | 67.22 |
| 12.000 - 12.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Aggregate Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 2005 March | 1 | 291,515 | 0.05 | 291,515 | 758 | 80.00 |
| 2005 September | 1 | 319,535 | 0.06 | 319,535 | 576 | 80.00 |
| 2006 April | 11 | 1,123,687 | 0.20 | 102,153 | 597 | 71.61 |
| 2006 May | 61 | 8,080,881 | 1.47 | 132,473 | 625 | 78.13 |
| 2006 June | 115 | 15,181,021 | 2.76 | 132,009 | 611 | 76.06 |
| 2006 July | 74 | 10,627,090 | 1.93 | 143,609 | 614 | 74.46 |
| 2006 August | 145 | 22,702,644 | 4.12 | 156,570 | 614 | 79.21 |
| 2006 September | 911 | 152,035,347 | 27.6 | 166,888 | 620 | 78.99 |
| 2006 October | 1,265 | 160,289,937 | 29.10 | 126,711 | 609 | 81.09 |
| 2006 November | 505 | 67,281,628 | 12.21 | 133,231 | 602 | 81.10 |
| 2007 April | 1 | 159,427 | 0.03 | 159,427 | 616 | 75.00 |
| 2007 May | 12 | 1,421,455 | 0.26 | 118,455 | 626 | 75.06 |
| 2007 June | 55 | 6,674,440 | 1.21 | 121,353 | 637 | 75.73 |
| 2007 July | 22 | 2,955,463 | 0.54 | 134,339 | 631 | 79.47 |
| 2007 August | 24 | 3,605,855 | 0.65 | 150,244 | 634 | 78.12 |
| 2007 September | 87 | 13,809,054 | 2.51 | 158,725 | 631 | 78.09 |
| 2007 October | 157 | 19,728,278 | 3.58 | 125,658 | 616 | 81.03 |
| 2007 November | 210 | 26,857,003 | 4.88 | 127,890 | 606 | 80.18 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Group I Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,971.75 | | |
| Number of Mortgage Loans | 1,982 | | |
| | | | |
| Average Current Principal Balance | $138,959.62 | $10,000.00 | $650,000.00 |
| (1) Weighted Average Original Loan-to-Value | 79.25% | 7.00% | 95.00% |
| (1) Weighted Average Mortgage Rate | 7.33% | 5.15% | 12.38% |
| (1) Weighted Average Net Mortgage Rate | 6.82% | 4.57% | 11.80% |
| (1) Weighted Average Note Margin | 7.00% | 1.00% | 10.99% |
| (1) Weighted Average Maximum Mortgage Rate | 13.77% | 11.25% | 21.13% |
| (1) Weighted Average Minimum Mortgage Rate | 7.31% | 1.00% | 11.50% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 10 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 357 | 120 | 360 |
| (1) (2) Weighted Average Credit Score | 614 | 476 | 805 |

(1) Weighted Average reflected in Total.
(2) 99.89% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 93.64% |
| Lien | First | 100.00% |
| Property Type | Single-family detached | 79.33% |
| | Planned Unit Developments (detached) | 7.19 |
| | Manufactured Home | 5.00 |
| | Two- to four- family units | 3.65 |
| | Planned Unit Developments (attached) | 1.00 |
| | Townhouse | 0.37 |
| | Condo Mid-Rise (5 to 8 stories) | 0.19 |
| | Condo Low-Rise (less than 5 stories) | 3.26 |
| Occupancy Status | Primary Residence | 95.71% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 0.90 |
| Documentation Type | Full Documentation | 74.21% |
| | Reduced Documentation | 25.79 |
| Loans with Prepayment Penalties | | 71.13% |
| Loans serviced by Homecomings(3) | | 100.00% |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 13 | $1,481,644 | 0.54% | $113,973 | 68.32% |
| 500 - 519 | 35 | 3,786,061 | 1.37 | 108,173 | 72.58 |
| 520 - 539 | 87 | 10,811,402 | 3.93 | 124,269 | 70.57 |
| 540 - 559 | 182 | 22,524,833 | 8.18 | 123,763 | 74.61 |
| 560 - 579 | 228 | 30,645,022 | 11.13 | 134,408 | 78.72 |
| 580 - 599 | 268 | 35,283,705 | 12.81 | 131,656 | 79.43 |
| 600 - 619 | 337 | 50,472,557 | 18.33 | 149,770 | 81.42 |
| 620 - 639 | 310 | 43,066,353 | 15.64 | 138,924 | 80.63 |
| 640 - 659 | 221 | 33,843,701 | 12.29 | 153,139 | 79.78 |
| 660 - 679 | 133 | 19,473,172 | 7.07 | 146,415 | 80.12 |
| 680 - 699 | 61 | 9,193,303 | 3.34 | 150,710 | 80.18 |
| 700 - 719 | 34 | 4,390,808 | 1.59 | 129,141 | 83.39 |
| 720 - 739 | 24 | 3,346,537 | 1.22 | 139,439 | 82.87 |
| 740 - 759 | 20 | 3,261,274 | 1.18 | 163,064 | 82.06 |
| 760 >= | 24 | 3,527,122 | 1.28 | 146,963 | 79.91 |
| **Total:** | **1,977** | **$275,107,495** | **99.89%** | **$139,154** | **79.26%** |
| Not available* | 5 | $310,477 | 0.11% | $62,095 | 64.20% |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **79.25%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

### Group I Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 777 | $56,942,369 | 20.67% | $73,285 | 609 | 77.11% |
| 100,001 - 200,000 | 853 | 119,356,484 | 43.34 | 139,926 | 611 | 79.65 |
| 200,001 - 300,000 | 239 | 57,904,661 | 21.02 | 242,279 | 624 | 79.16 |
| 300,001 - 400,000 | 98 | 34,454,125 | 12.51 | 351,573 | 615 | 81.10 |
| 400,001 - 500,000 | 14 | 6,110,334 | 2.22 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.24 | 650,000 | 752 | 75.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.000 - 5.499 | 53 | 9,379,502 | 3.41 | 176,972 | 634 | 74.69 |
| 5.500 - 5.999 | 169 | 30,328,380 | 11.01 | 179,458 | 639 | 77.25 |
| 6.000 - 6.499 | 412 | 66,569,070 | 24.17 | 161,575 | 631 | 78.27 |
| 6.500 - 6.999 | 456 | 64,085,520 | 23.27 | 140,538 | 618 | 80.98 |
| 7.000 - 7.499 | 397 | 50,663,934 | 18.40 | 127,617 | 602 | 80.54 |
| 7.500 - 7.999 | 223 | 28,468,181 | 10.34 | 127,660 | 588 | 81.24 |
| 8.000 - 8.499 | 143 | 15,088,173 | 5.48 | 105,512 | 586 | 78.40 |
| 8.500 - 8.999 | 57 | 5,423,047 | 1.97 | 95,141 | 576 | 75.72 |
| 9.000 - 9.499 | 34 | 3,005,736 | 1.09 | 88,404 | 555 | 75.35 |
| 9.500 - 9.999 | 14 | 724,832 | 0.26 | 51,774 | 541 | 68.65 |
| 10.000 - 10.499 | 14 | 749,244 | 0.27 | 53,517 | 551 | 71.35 |
| 10.500 - 10.999 | 2 | 126,605 | 0.05 | 63,303 | 544 | 70.00 |
| 11.500 - 11.999 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 6 | $735,967 | 0.27% | $122,661 | 615 | 73.27% |
| 5.500 - 5.999 | 53 | 9,429,626 | 3.42 | 177,917 | 643 | 76.07 |
| 6.000 - 6.499 | 148 | 26,708,559 | 9.70 | 180,463 | 643 | 77.02 |
| 6.500 - 6.999 | 434 | 71,028,537 | 25.79 | 163,660 | 633 | 78.44 |
| 7.000 - 7.499 | 395 | 54,495,240 | 19.79 | 137,963 | 619 | 80.62 |
| 7.500 - 7.999 | 442 | 58,571,787 | 21.27 | 132,515 | 601 | 80.63 |
| 8.000 - 8.499 | 210 | 25,346,544 | 9.20 | 120,698 | 587 | 81.75 |
| 8.500 - 8.999 | 163 | 18,032,898 | 6.55 | 110,631 | 581 | 78.71 |
| 9.000 - 9.499 | 56 | 5,699,397 | 2.07 | 101,775 | 571 | 74.60 |
| 9.500 - 9.999 | 41 | 3,584,693 | 1.30 | 87,432 | 554 | 75.73 |
| 10.000 - 10.499 | 10 | 543,587 | 0.20 | 54,359 | 545 | 70.88 |
| 10.500 - 10.999 | 18 | 956,636 | 0.35 | 53,146 | 547 | 68.31 |
| 11.000 - 11.499 | 3 | 160,891 | 0.06 | 53,630 | 551 | 70.11 |
| 11.500 - 11.999 | 1 | 53,830 | 0.02 | 53,830 | 538 | 70.00 |
| 12.000 - 12.499 | 2 | 69,781 | 0.03 | 34,891 | 525 | 46.96 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 - 50.00 | 76 | $7,806,419 | 2.83% | $102,716 | 592 |
| 50.01 - 55.00 | 32 | 4,700,090 | 1.71 | 146,878 | 601 |
| 55.01 - 60.00 | 63 | 6,912,762 | 2.51 | 109,726 | 586 |
| 60.01 - 65.00 | 79 | 11,083,605 | 4.02 | 140,299 | 592 |
| 65.01 - 70.00 | 119 | 14,431,101 | 5.24 | 121,270 | 584 |
| 70.01 - 75.00 | 197 | 25,765,719 | 9.36 | 130,790 | 605 |
| 75.01 - 80.00 | 723 | 101,569,172 | 36.88 | 140,483 | 625 |
| 80.01 - 85.00 | 275 | 39,466,405 | 14.33 | 143,514 | 609 |
| 85.01 - 90.00 | 319 | 49,711,504 | 18.05 | 155,835 | 616 |
| 90.01 - 95.00 | 99 | 13,971,195 | 5.07 | 141,123 | 635 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** |

### Group I Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,215 | $171,941,903 | 62.43% | $141,516 | 605 | 77.82% |
| Purchase | 662 | 89,775,443 | 32.60 | 135,612 | 630 | 81.94 |
| Rate/Term refinance | 105 | 13,700,626 | 4.97 | 130,482 | 620 | 79.51 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,527 | $204,398,269 | 74.21% | $133,856 | 606 | 80.65% |
| Reduced Documentation | 455 | 71,019,703 | 25.79 | 156,087 | 638 | 75.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 56 | $5,834,844 | 2.12% | $104,194 | 601 | 82.42% |
| Alaska | 2 | 237,400 | 0.09 | 118,700 | 605 | 87.92 |
| Arizona | 52 | 6,722,540 | 2.44 | 129,280 | 626 | 79.52 |
| Arkansas | 11 | 966,836 | 0.35 | 87,894 | 609 | 83.18 |
| California | 214 | 47,847,901 | 17.37 | 223,588 | 618 | 76.08 |
| Colorado | 34 | 5,323,800 | 1.93 | 156,582 | 619 | 78.93 |
| Connecticut | 10 | 2,160,617 | 0.78 | 216,062 | 633 | 77.40 |
| Delaware | 5 | 592,864 | 0.22 | 118,573 | 576 | 70.13 |
| Florida | 205 | 26,054,794 | 9.46 | 127,097 | 615 | 79.99 |
| Georgia | 83 | 10,093,055 | 3.66 | 121,603 | 615 | 81.05 |
| Idaho | 4 | 335,446 | 0.12 | 83,862 | 626 | 73.53 |
| Illinois | 98 | 15,090,200 | 5.48 | 153,982 | 617 | 80.16 |
| Indiana | 52 | 4,888,901 | 1.78 | 94,017 | 607 | 82.54 |
| Iowa | 13 | 1,022,745 | 0.37 | 78,673 | 620 | 80.74 |
| Kansas | 18 | 1,881,521 | 0.68 | 104,529 | 630 | 81.46 |
| Kentucky | 18 | 1,499,728 | 0.54 | 83,318 | 605 | 83.27 |
| Louisiana | 31 | 3,311,074 | 1.20 | 106,809 | 599 | 80.58 |
| Maine | 3 | 327,707 | 0.12 | 109,236 | 626 | 69.97 |
| Maryland | 32 | 6,813,869 | 2.47 | 212,933 | 614 | 81.76 |
| Massachusetts | 21 | 4,583,619 | 1.66 | 218,268 | 629 | 73.96 |
| Michigan | 174 | 21,099,191 | 7.66 | 121,260 | 604 | 81.39 |
| Minnesota | 53 | 8,916,241 | 3.24 | 168,231 | 625 | 77.03 |
| Mississippi | 16 | 1,831,921 | 0.67 | 114,495 | 599 | 83.46 |
| Missouri | 64 | 6,767,819 | 2.46 | 105,747 | 609 | 80.96 |
| Montana | 2 | 148,754 | 0.05 | 74,377 | 635 | 82.74 |
| Nebraska | 7 | 539,233 | 0.20 | 77,033 | 637 | 85.21 |
| Nevada | 28 | 4,949,207 | 1.80 | 176,757 | 607 | 75.39 |
| New Hampshire | 6 | 1,178,278 | 0.43 | 196,380 | 662 | 82.39 |
| New Jersey | 38 | 7,236,986 | 2.63 | 190,447 | 621 | 79.02 |
| New Mexico | 9 | 874,264 | 0.32 | 97,140 | 588 | 77.44 |
| New York | 26 | 5,678,832 | 2.06 | 218,417 | 615 | 77.70 |
| North Carolina | 33 | 3,774,762 | 1.37 | 114,387 | 593 | 75.55 |
| North Dakota | 2 | 154,981 | 0.06 | 77,491 | 661 | 75.81 |
| Ohio | 65 | 7,019,074 | 2.55 | 107,986 | 606 | 82.99 |
| Oklahoma | 22 | 1,783,926 | 0.65 | 81,088 | 609 | 80.95 |
| Oregon | 21 | 3,107,083 | 1.13 | 147,956 | 631 | 77.51 |
| Pennsylvania | 35 | 4,172,423 | 1.51 | 119,212 | 601 | 80.84 |
| Rhode Island | 9 | 1,597,297 | 0.58 | 177,477 | 615 | 66.62 |
| South Carolina | 32 | 3,136,721 | 1.14 | 98,023 | 608 | 80.59 |
| South Dakota | 5 | 508,372 | 0.18 | 101,674 | 598 | 76.24 |
| Tennessee | 39 | 3,201,413 | 1.16 | 82,088 | 617 | 78.87 |
| Texas | 134 | 14,350,092 | 5.21 | 107,090 | 614 | 80.70 |
| Utah | 16 | 2,046,344 | 0.74 | 127,897 | 629 | 81.83 |
| Vermont | 1 | 69,903 | 0.03 | 69,903 | 555 | 30.00 |
| Virginia | 63 | 10,314,907 | 3.75 | 163,729 | 607 | 79.58 |
| Washington | 32 | 4,910,659 | 1.78 | 153,458 | 619 | 82.04 |
| West Virginia | 4 | 390,625 | 0.14 | 97,656 | 588 | 86.55 |
| Wisconsin | 79 | 9,412,160 | 3.42 | 119,141 | 618 | 80.42 |
| Wyoming | 1 | 96,000 | 0.03 | 96,000 | 576 | 80.00 |
| Washington DC | 4 | 561,045 | 0.20 | 140,261 | 559 | 66.42 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 1,865 | $263,614,378 | 95.71% | $141,348 | 613 | 79.42% |
| Non Owner Occupied | 98 | 9,336,871 | 3.39 | 95,274 | 641 | 73.83 |
| Second/Vacation | 19 | 2,466,723 | 0.90 | 129,828 | 655 | 80.88 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Single-family detached | 1,553 | $218,496,291 | 79.33% | $140,693 | 612 | 79.51% |
| Planned Unit Developments (detached) | 117 | 19,794,857 | 7.19 | 169,187 | 619 | 81.08 |
| Manufactured Home | 156 | 13,762,524 | 5.00 | 88,221 | 624 | 75.69 |
| Two- to four- family units | 61 | 10,056,758 | 3.65 | 164,865 | 641 | 76.16 |
| Planned Unit Developments (attached) | 19 | 2,761,545 | 1.00 | 145,344 | 601 | 74.13 |
| Townhouse | 13 | 1,026,485 | 0.37 | 78,960 | 614 | 71.58 |
| Condo Mid-Rise (5 to 8 stories) | 3 | 528,562 | 0.19 | 176,187 | 622 | 73.46 |
| Condo Low-Rise (less than 5 stories) | 60 | 8,990,951 | 3.26 | 149,849 | 613 | 80.53 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 941 | $137,910,673 | 50.07% | $146,558 | 647 | 81.27% |
| AX | 474 | 64,374,666 | 23.37 | 135,812 | 601 | 79.41 |
| AM | 239 | 31,443,428 | 11.42 | 131,562 | 583 | 79.90 |
| B | 197 | 27,083,965 | 9.83 | 137,482 | 553 | 74.60 |
| C | 84 | 9,341,336 | 3.39 | 111,206 | 548 | 69.22 |
| CM | 47 | 5,263,904 | 1.91 | 111,998 | 535 | 62.23 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 602 | $79,503,401 | 28.87% | $132,065 | 615 | 79.03% |
| 12 Months | 133 | 21,407,625 | 7.77 | 160,960 | 615 | 79.21 |
| 24 Months | 908 | 132,683,559 | 48.18 | 146,127 | 614 | 79.45 |
| 36 Months | 330 | 40,955,376 | 14.87 | 124,107 | 612 | 79.04 |
| 60 Months | 3 | 167,376 | 0.06 | 55,792 | 640 | 78.61 |
| Other | 6 | 700,635 | 0.25 | 116,773 | 613 | 79.21 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

### Group I IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 1,938 | $263,361,982 | 95.62% | $135,894 | 613 | 79.14% |
| 24 | 32 | 9,292,301 | 3.37 | 290,384 | 640 | 81.32 |
| 36 | 8 | 1,937,289 | 0.70 | 242,161 | 637 | 83.97 |
| 60 | 4 | 826,400 | 0.30 | 206,600 | 618 | 78.43 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group I Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.499 | 1 | 114,026 | 0.04 | 114,026 | 657 | 88.00 |
| 1.500 - 1.999 | 1 | 159,710 | 0.06 | 159,710 | 651 | 72.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 1 | 100,000 | 0.04 | 100,000 | 637 | 45.00 |
| 4.000 - 4.499 | 3 | 287,747 | 0.10 | 95,916 | 591 | 80.00 |
| 4.500 - 4.999 | 16 | 2,974,008 | 1.08 | 185,875 | 598 | 76.74 |
| 5.000 - 5.499 | 29 | 5,059,019 | 1.84 | 174,449 | 650 | 80.44 |
| 5.500 - 5.999 | 98 | 13,748,511 | 4.99 | 140,291 | 632 | 78.40 |
| 6.000 - 6.499 | 183 | 25,066,030 | 9.10 | 136,973 | 637 | 76.06 |
| 6.500 - 6.999 | 646 | 109,158,022 | 39.63 | 168,975 | 623 | 78.92 |
| 7.000 - 7.499 | 344 | 45,480,810 | 16.51 | 132,212 | 607 | 81.13 |
| 7.500 - 7.999 | 243 | 30,453,847 | 11.06 | 125,324 | 593 | 82.73 |
| 8.000 - 8.499 | 106 | 13,790,804 | 5.01 | 130,102 | 583 | 81.24 |
| 8.500 - 8.999 | 59 | 6,040,246 | 2.19 | 102,377 | 568 | 76.15 |
| 9.000 - 9.499 | 37 | 3,739,457 | 1.36 | 101,066 | 563 | 76.23 |
| 9.500 - 9.999 | 8 | 616,624 | 0.22 | 77,078 | 535 | 67.97 |
| 10.000 - 10.499 | 14 | 811,292 | 0.29 | 57,949 | 549 | 71.85 |
| 10.500 - 10.999 | 4 | 238,628 | 0.09 | 59,657 | 537 | 70.31 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 11.000 - 11.999 | 26 | 3,531,186 | 1.28 | 135,815 | 653 | 73.17 |
| 12.000 - 12.999 | 328 | 49,577,339 | 18.00 | 151,150 | 632 | 77.23 |
| 13.000 - 13.999 | 710 | 110,045,546 | 39.96 | 154,994 | 621 | 80.05 |
| 14.000 - 14.999 | 514 | 71,158,677 | 25.84 | 138,441 | 602 | 80.23 |
| 15.000 - 15.999 | 171 | 20,186,418 | 7.33 | 118,049 | 578 | 80.41 |
| 16.000 - 16.999 | 35 | 2,707,893 | 0.98 | 77,368 | 566 | 73.24 |
| 17.000 - 17.999 | 6 | 348,863 | 0.13 | 58,144 | 549 | 72.98 |
| 18.000 - 18.999 | 2 | 113,766 | 0.04 | 56,883 | 552 | 72.63 |
| 20.000 - 20.999 | 1 | 154,102 | 0.06 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 1 | 79,620 | 0.03 | 79,620 | 584 | 77.00 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 1.000 - 1.999 | 2 | 273,736 | 0.10 | 136,868 | 653 | 78.66 |
| 2.000 - 2.999 | 1 | 64,628 | 0.02 | 64,628 | 580 | 50.00 |
| 4.000 - 4.999 | 1 | 404,651 | 0.15 | 404,651 | 622 | 76.00 |
| 5.000 - 5.999 | 43 | 6,010,677 | 2.18 | 139,783 | 627 | 74.27 |
| 6.000 - 6.999 | 591 | 100,797,825 | 36.60 | 170,555 | 637 | 77.86 |
| 7.000 - 7.999 | 790 | 107,371,532 | 38.98 | 135,913 | 605 | 81.01 |
| 8.000 - 8.999 | 266 | 33,757,037 | 12.26 | 126,906 | 583 | 81.23 |
| 9.000 - 9.999 | 76 | 7,879,378 | 2.86 | 103,676 | 567 | 75.28 |
| 10.000 - 10.999 | 20 | 1,129,226 | 0.41 | 56,461 | 545 | 71.16 |
| 11.000 - 11.999 | 4 | 214,721 | 0.08 | 53,680 | 548 | 70.08 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

### Group I Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group I Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 188 | $17,514,563 | 6.36% | $93,163 | 619 | 76.95% |
| 2005 September | 1 | 319,535 | 0.12 | 319,535 | 576 | 80.00 |
| 2006 April | 9 | 972,887 | 0.35 | 108,099 | 601 | 71.57 |
| 2006 May | 29 | 3,592,662 | 1.30 | 123,885 | 609 | 77.05 |
| 2006 June | 59 | 7,733,657 | 2.81 | 131,079 | 613 | 75.95 |
| 2006 July | 38 | 5,737,579 | 2.08 | 150,989 | 628 | 71.35 |
| 2006 August | 56 | 9,228,668 | 3.35 | 164,798 | 619 | 79.37 |
| 2006 September | 454 | 78,692,136 | 28.57 | 173,331 | 622 | 79.12 |
| 2006 October | 614 | 79,028,905 | 28.69 | 128,712 | 609 | 79.87 |
| 2006 November | 260 | 34,856,476 | 12.66 | 134,063 | 600 | 81.15 |
| 2007 May | 4 | 433,187 | 0.16 | 108,297 | 610 | 78.12 |
| 2007 June | 22 | 2,871,263 | 1.04 | 130,512 | 639 | 76.93 |
| 2007 July | 11 | 1,221,904 | 0.44 | 111,082 | 628 | 77.79 |
| 2007 August | 13 | 2,279,876 | 0.83 | 175,375 | 630 | 80.12 |
| 2007 September | 40 | 6,529,481 | 2.37 | 163,237 | 632 | 80.68 |
| 2007 October | 78 | 9,837,193 | 3.57 | 126,118 | 615 | 80.48 |
| 2007 November | 106 | 14,567,999 | 5.29 | 137,434 | 609 | 79.57 |
| **Total:** | **1,982** | **$275,417,972** | **100.00%** | **$138,960** | **614** | **79.25%** |

# Group II Collateral Summary

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Current Principal Balance | $275,417,111.88 | | |
| Number of Mortgage Loans | 2,235 | | |
| Average Current Principal Balance | $123,229.13 | $9,989.64 | $378,803.46 |
| (1)(4) Weighted Average Original Loan-to-Value | 80.37% | 17.00% | 100.00% |
| (1) Weighted Average Mortgage Rate | 7.45% | 4.90% | 13.99% |
| (1) Weighted Average Net Mortgage Rate | 6.93% | 4.37% | 13.41% |
| (1) Weighted Average Note Margin | 6.99% | 1.13% | 10.75% |
| (1) Weighted Average Maximum Mortgage Rate | 13.85% | 10.55% | 21.75% |
| (1) Weighted Average Minimum Mortgage Rate | 7.33% | 1.13% | 12.25% |
| (1) Weighted Average Term to Next Rate Adjustment Rate (months) | 24 | 4 | 36 |
| (1) Weighted Average Remaining Term to Stated Maturity (months) | 356 | 176 | 360 |
| (1) (2) Weighted Average Credit Score | 613 | 472 | 826 |

(1) Weighted Average reflected in Total.
(2) 99.93% of the Group II Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

| | Range | Percent of Cut-off Date Principal Balance |
|---|---|---|
| Product Type | ARM | 92.67% |
| Lien | First | 98.40% |
| Property Type | Single-family detached | 82.51% |
| | Planned Unit Developments (detached) | 7.77 |
| | Two- to four- family units | 4.09 |
| | Planned Unit Developments (attached) | 1.58 |
| | Townhouse | 0.53 |
| | Condo Low-Rise (less than 5 stories) | 3.51 |
| | Condo Mid-Rise (5 to 8 stories) | 0.02 |
| Occupancy Status | Primary Residence | 95.41% |
| | Non Owner Occupied | 3.39 |
| | Second/Vacation | 1.20 |
| Documentation Type | Full Documentation | 73.02% |
| | Reduced Documentation | 26.98 |
| Loans with Prepayment Penalties | | 69.42% |
| Loans serviced by Homecomings[3] | | 100.00% |

## Group II Credit Scores

| Range of Credit Scores | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Original LTV |
|---|---|---|---|---|---|
| 499 or less | 12 | 1,267,021 | 0.46 | 105,585 | 60.56% |
| 500 - 519 | 30 | 3,469,210 | 1.26 | 115,640 | 74.72 |
| 520 - 539 | 100 | 12,439,305 | 4.52 | 124,393 | 71.46 |
| 540 - 559 | 182 | 23,034,062 | 8.36 | 126,561 | 75.93 |
| 560 - 579 | 252 | 30,263,384 | 10.99 | 120,093 | 79.31 |
| 580 - 599 | 368 | 35,204,304 | 12.78 | 95,664 | 80.42 |
| 600 - 619 | 460 | 52,588,967 | 19.09 | 114,324 | 82.36 |
| 620 - 639 | 322 | 44,688,560 | 16.23 | 138,784 | 82.95 |
| 640 - 659 | 228 | 30,227,342 | 10.98 | 132,576 | 81.39 |
| 660 - 679 | 113 | 16,728,059 | 6.07 | 148,036 | 80.95 |
| 680 - 699 | 75 | 11,571,971 | 4.20 | 154,293 | 82.00 |
| 700 - 719 | 46 | 7,024,338 | 2.55 | 152,703 | 81.70 |
| 720 - 739 | 20 | 3,276,513 | 1.19 | 163,826 | 81.26 |
| 740 - 759 | 12 | 1,744,705 | 0.63 | 145,392 | 79.95 |
| 760 >= | 12 | 1,699,910 | 0.62 | 141,659 | 79.22 |
| **Subtotal with Credit Scores** | **2,232** | **$275,227,652** | **99.93%** | **$123,310** | **80.37%** |
| Not available* | 3 | $189,460 | 0.07% | $63,153 | 78.42% |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **80.37%** |

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Outstanding Mortgage Loan Principal Balances

| Range of Outstanding Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 100,000 or less | 972 | $60,718,759 | 22.05% | $62,468 | 604 | 79.85% |
| 100,001 – 200,000 | 929 | 131,583,802 | 47.78 | 141,640 | 612 | 80.24 |
| 200,001 – 300,000 | 309 | 75,089,595 | 27.26 | 243,008 | 619 | 80.47 |
| 300,001 – 400,000 | 25 | 8,024,956 | 2.91 | 320,998 | 620 | 85.61 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Net Mortgage Rates

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.000 – 4.499 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 4.500 – 4.999 | 3 | 523,414 | 0.19 | 174,471 | 602 | 80.00 |
| 5.000 – 5.499 | 36 | 5,818,305 | 2.11 | 161,620 | 642 | 73.35 |
| 5.500 – 5.999 | 157 | 25,638,154 | 9.31 | 163,300 | 637 | 77.26 |
| 6.000 – 6.499 | 452 | 68,554,917 | 24.89 | 151,670 | 626 | 78.85 |
| 6.500 – 6.999 | 449 | 61,664,175 | 22.39 | 137,337 | 621 | 80.48 |
| 7.000 – 7.499 | 419 | 55,414,633 | 20.12 | 132,254 | 601 | 81.84 |
| 7.500 – 7.999 | 241 | 27,249,607 | 9.89 | 113,069 | 590 | 81.92 |
| 8.000 – 8.499 | 156 | 16,741,577 | 6.08 | 107,318 | 581 | 81.08 |
| 8.500 – 8.999 | 62 | 5,200,044 | 1.89 | 83,872 | 578 | 83.45 |
| 9.000 – 9.499 | 29 | 2,842,563 | 1.03 | 98,019 | 560 | 79.54 |
| 9.500 – 9.999 | 14 | 692,040 | 0.25 | 49,431 | 567 | 77.07 |
| 10.000 – 10.499 | 8 | 486,626 | 0.18 | 60,828 | 559 | 72.13 |
| 10.500 – 10.999 | 10 | 296,875 | 0.11 | 29,688 | 556 | 79.01 |
| 11.000 – 11.499 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 11.500 – 11.999 | 7 | 259,259 | 0.09 | 37,037 | 588 | 91.50 |
| 12.000 – 12.499 | 4 | 104,081 | 0.04 | 26,020 | 607 | 100.00 |
| 12.500 – 12.999 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.000 – 13.499 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Mortgage Rates

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 4.500 – 4.999 | 2 | $187,062 | 0.07% | $93,531 | 600 | 80.00% |
| 5.000 – 5.499 | 2 | 410,386 | 0.15 | 205,193 | 596 | 80.00 |
| 5.500 – 5.999 | 37 | 5,693,103 | 2.07 | 153,868 | 649 | 74.39 |
| 6.000 – 6.499 | 136 | 21,861,700 | 7.94 | 160,748 | 642 | 78.09 |
| 6.500 – 6.999 | 490 | 76,143,699 | 27.65 | 155,395 | 631 | 78.82 |
| 7.000 – 7.499 | 396 | 52,955,677 | 19.23 | 133,726 | 619 | 80.20 |
| 7.500 – 7.999 | 456 | 60,191,721 | 21.85 | 131,999 | 599 | 81.54 |
| 8.000 – 8.499 | 216 | 24,797,205 | 9.00 | 114,802 | 587 | 82.74 |
| 8.500 – 8.999 | 169 | 18,439,733 | 6.70 | 109,111 | 581 | 80.59 |
| 9.000 – 9.499 | 66 | 5,755,288 | 2.09 | 87,201 | 571 | 82.11 |
| 9.500 – 9.999 | 35 | 3,296,698 | 1.20 | 94,191 | 559 | 79.37 |
| 10.000 – 10.499 | 12 | 688,660 | 0.25 | 57,388 | 560 | 78.27 |
| 10.500 – 10.999 | 10 | 537,205 | 0.20 | 53,720 | 567 | 75.56 |
| 11.000 – 11.499 | 11 | 351,856 | 0.13 | 31,987 | 548 | 76.51 |
| 11.500 – 11.999 | 150 | 3,145,147 | 1.14 | 20,968 | 599 | 99.79 |
| 12.000 – 12.499 | 3 | 121,964 | 0.04 | 40,655 | 562 | 81.94 |
| 12.500 – 12.999 | 8 | 241,376 | 0.09 | 30,172 | 609 | 100.00 |
| 13.000 – 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100.00 |
| 13.500 – 13.999 | 34 | 570,859 | 0.21 | 16,790 | 586 | 99.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Original Loan-to-Value Ratios

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 0.01 – 50.00 | 58 | $5,873,146 | 2.13% | $101,261 | 585 |
| 50.01 – 55.00 | 29 | 3,385,474 | 1.23 | 116,740 | 597 |
| 55.01 – 60.00 | 57 | 6,300,695 | 2.29 | 110,539 | 579 |
| 60.01 – 65.00 | 69 | 9,833,956 | 3.57 | 142,521 | 588 |
| 65.01 – 70.00 | 118 | 15,287,491 | 5.55 | 129,555 | 584 |
| 70.01 – 75.00 | 163 | 20,795,038 | 7.55 | 127,577 | 598 |
| 75.01 – 80.00 | 747 | 101,319,463 | 36.79 | 135,635 | 625 |
| 80.01 – 85.00 | 289 | 38,617,037 | 14.02 | 133,623 | 609 |
| 85.01 – 90.00 | 349 | 50,541,257 | 18.35 | 144,817 | 610 |
| 90.01 – 95.00 | 154 | 19,253,160 | 6.99 | 125,021 | 638 |
| 95.01 – 100.00 | 202 | 4,210,394 | 1.53 | 20,844 | 600 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II State Distributions of Mortgaged Properties

| State or Territory | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Alabama | 52 | $4,905,487 | 1.78% | $94,336 | 592 | 84.86% |
| Arizona | 56 | 7,032,460 | 2.55 | 125,580 | 627 | 82.37 |
| Arkansas | 9 | 897,687 | 0.33 | 99,743 | 607 | 88.68 |
| California | 164 | 33,419,886 | 12.13 | 203,780 | 609 | 76.35 |
| Colorado | 45 | 5,536,667 | 2.01 | 123,037 | 612 | 81.30 |
| Connecticut | 22 | 3,781,632 | 1.37 | 171,892 | 626 | 76.53 |
| Delaware | 1 | 51,219 | 0.02 | 51,219 | 635 | 90.00 |
| Florida | 205 | 26,619,067 | 9.67 | 129,849 | 607 | 79.77 |
| Georgia | 96 | 11,837,229 | 4.30 | 123,304 | 611 | 83.97 |
| Hawaii | 2 | 253,411 | 0.09 | 126,705 | 644 | 81.74 |
| Idaho | 8 | 1,043,251 | 0.38 | 130,406 | 628 | 81.13 |
| Illinois | 129 | 16,816,779 | 6.11 | 130,363 | 614 | 79.61 |
| Indiana | 60 | 4,496,752 | 1.63 | 74,946 | 601 | 81.31 |
| Iowa | 17 | 1,677,685 | 0.61 | 98,687 | 620 | 84.44 |
| Kansas | 31 | 3,132,603 | 1.14 | 101,052 | 619 | 81.67 |
| Kentucky | 31 | 2,368,424 | 0.86 | 76,401 | 603 | 81.66 |
| Louisiana | 44 | 3,362,212 | 1.22 | 76,414 | 590 | 81.47 |
| Maine | 1 | 265,142 | 0.10 | 265,142 | 568 | 90.00 |
| Maryland | 47 | 6,799,988 | 2.47 | 144,681 | 623 | 77.62 |
| Massachusetts | 25 | 4,984,295 | 1.81 | 199,372 | 619 | 74.79 |
| Michigan | 151 | 16,744,813 | 6.08 | 110,893 | 613 | 82.62 |
| Minnesota | 69 | 10,201,862 | 3.70 | 147,853 | 622 | 79.49 |
| Mississippi | 11 | 1,132,625 | 0.41 | 102,966 | 590 | 82.92 |
| Missouri | 83 | 8,199,899 | 2.98 | 98,794 | 617 | 84.00 |
| Montana | 2 | 346,792 | 0.13 | 173,396 | 620 | 83.44 |
| Nebraska | 5 | 482,714 | 0.18 | 96,543 | 639 | 81.12 |
| Nevada | 44 | 7,896,925 | 2.87 | 179,476 | 624 | 79.29 |
| New Hampshire | 4 | 676,139 | 0.25 | 169,035 | 618 | 72.49 |
| New Jersey | 30 | 5,913,374 | 2.15 | 197,112 | 617 | 80.16 |
| New Mexico | 8 | 790,325 | 0.29 | 98,791 | 602 | 78.01 |
| New York | 37 | 7,228,641 | 2.62 | 195,369 | 630 | 71.89 |
| North Carolina | 46 | 5,059,813 | 1.84 | 109,996 | 602 | 79.15 |
| Ohio | 73 | 6,465,489 | 2.35 | 88,568 | 619 | 84.65 |
| Oklahoma | 31 | 2,668,780 | 0.97 | 86,090 | 610 | 83.23 |
| Oregon | 15 | 1,883,554 | 0.68 | 125,570 | 613 | 85.98 |
| Pennsylvania | 31 | 3,144,585 | 1.14 | 101,438 | 606 | 81.03 |
| Rhode Island | 9 | 1,217,270 | 0.44 | 135,252 | 624 | 71.33 |
| South Carolina | 30 | 3,425,357 | 1.24 | 114,179 | 607 | 84.80 |
| South Dakota | 1 | 106,234 | 0.04 | 106,234 | 623 | 95.00 |
| Tennessee | 46 | 4,402,495 | 1.60 | 95,706 | 612 | 85.25 |
| Texas | 186 | 13,286,259 | 4.82 | 71,432 | 612 | 82.87 |
| Utah | 20 | 1,630,781 | 0.59 | 81,539 | 623 | 83.54 |
| Virginia | 89 | 11,553,595 | 4.19 | 129,816 | 611 | 79.35 |
| Washington | 43 | 7,146,648 | 2.59 | 166,201 | 612 | 82.90 |
| West Virginia | 7 | 1,143,038 | 0.42 | 163,291 | 574 | 81.19 |
| Wisconsin | 113 | 12,663,501 | 4.60 | 112,066 | 607 | 81.37 |
| Wyoming | 3 | 304,200 | 0.11 | 101,400 | 631 | 82.22 |
| Washington DC | 3 | 419,529 | 0.15 | 139,843 | 624 | 69.30 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 1,141 | $154,780,822 | 56.20% | $135,654 | 603 | 78.51% |
| Purchase | 957 | 103,771,803 | 37.68 | 108,434 | 626 | 82.90 |
| Rate/Term refinance | 137 | 16,864,486 | 6.12 | 123,098 | 616 | 81.93 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Documentation

| Documentation Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Full Documentation | 1,728 | $201,098,936 | 73.02% | $116,377 | 603 | 81.78% |
| Reduced Documentation | 507 | 74,318,176 | 26.98 | 146,584 | 639 | 76.55 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Occupancy

| Occupancy Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 2,115 | 262,765,145 | 95.41% | 124,239 | 611 | 80.55% |
| Non Owner Occupied | 97 | $9,336,154 | 3.39 | $96,249 | 642 | 73.97 |
| Second/Vacation | 23 | 3,315,813 | 1.20 | 144,166 | 641 | 84.60 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Property Type

| Property Type | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| Condo Low-Rise (less than 5 stories) | 72 | $9,656,253 | 3.51% | $134,115 | 628 | 77.96% |
| Condo Mid-Rise (5 to 8 stories) | 1 | 58,404 | 0.02 | 58,404 | 639 | 90.00 |
| Planned Unit Developments (attached) | 29 | 4,358,296 | 1.58 | 150,286 | 610 | 78.98 |
| Planned Unit Developments (detached) | 163 | 21,393,268 | 7.77 | 131,247 | 614 | 82.62 |
| Single-family detached | 1,881 | 227,240,638 | 82.51 | 120,808 | 611 | 80.55 |
| Townhouse | 18 | 1,456,337 | 0.53 | 80,908 | 614 | 81.85 |
| Two- to four- family units | 71 | 11,253,916 | 4.09 | 158,506 | 625 | 74.92 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Credit Grade

| Credit Grade | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| A4 | 1,017 | $136,366,519 | 49.51% | $134,087 | 644 | 82.46% |
| AX | 557 | 60,240,360 | 21.87 | 108,151 | 605 | 80.59 |
| AM | 317 | 35,476,603 | 12.88 | 111,914 | 582 | 81.37 |
| B | 220 | 26,717,630 | 9.70 | 121,444 | 553 | 75.11 |
| C | 94 | 12,015,655 | 4.36 | 127,826 | 548 | 69.06 |
| CM | 30 | 4,600,345 | 1.67 | 153,345 | 537 | 68.23 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| 12 Months | 138 | $21,946,069 | 7.97% | $159,029 | 613 | 78.82% |
| 24 Months | 948 | 132,339,013 | 48.05 | 139,598 | 611 | 79.83 |
| 36 Months | 299 | 36,553,395 | 13.27 | 122,252 | 621 | 80.82 |
| None | 846 | 84,233,380 | 30.58 | 99,567 | 610 | 81.41 |
| Other | 4 | 345,256 | 0.13 | 86,314 | 601 | 87.95 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

## Group II IO Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Aggregate Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| None | 2,195 | $268,495,688 | 97.49% | $122,321 | 612 | 80.23% |
| 24 | 29 | 5,237,254 | 1.90 | 180,595 | 630 | 86.98 |
| 36 | 9 | 1,302,970 | 0.47 | 144,774 | 648 | 83.48 |
| 60 | 2 | 381,200 | 0.14 | 190,600 | 690 | 76.79 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Note Margins

| Range of Note Margins(%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.499 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.499 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 3.500 – 3.999 | 1 | 112,843 | 0.04 | 112,843 | 606 | 80.00 |
| 4.000 – 4.499 | 5 | 755,720 | 0.27 | 151,144 | 648 | 79.00 |
| 4.500 – 4.999 | 7 | 1,022,779 | 0.37 | 146,111 | 604 | 81.78 |
| 5.000 – 5.499 | 30 | 4,629,434 | 1.68 | 154,314 | 627 | 79.03 |
| 5.500 – 5.999 | 115 | 16,302,197 | 5.92 | 141,758 | 646 | 79.46 |
| 6.000 – 6.499 | 199 | 26,314,475 | 9.55 | 132,234 | 626 | 79.87 |
| 6.500 – 6.999 | 738 | 113,135,756 | 41.08 | 153,300 | 619 | 78.79 |
| 7.000 – 7.499 | 299 | 38,298,020 | 13.91 | 128,087 | 608 | 81.60 |
| 7.500 – 7.999 | 225 | 28,489,418 | 10.34 | 126,620 | 593 | 83.32 |
| 8.000 – 8.499 | 129 | 14,522,764 | 5.27 | 112,580 | 579 | 81.76 |
| 8.500 – 8.999 | 56 | 6,572,603 | 2.39 | 117,368 | 571 | 83.76 |
| 9.000 – 9.499 | 34 | 3,111,418 | 1.13 | 91,512 | 558 | 77.11 |
| 9.500 – 9.999 | 11 | 940,077 | 0.34 | 85,462 | 548 | 80.60 |
| 10.000 – 10.499 | 8 | 486,286 | 0.18 | 60,786 | 583 | 78.82 |
| 10.500 – 10.999 | 3 | 114,241 | 0.04 | 38,080 | 530 | 63.88 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Maximum Mortgage Rates

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 10.000 – 10.999 | 1 | 63,511 | 0.02 | 63,511 | 549 | 70.00 |
| 11.000 – 11.999 | 18 | 2,336,207 | 0.85 | 129,789 | 648 | 75.72 |
| 12.000 – 12.999 | 291 | 41,689,558 | 15.14 | 143,263 | 629 | 78.14 |
| 13.000 – 13.999 | 770 | 113,839,419 | 41.33 | 147,843 | 622 | 79.94 |
| 14.000 – 14.999 | 563 | 73,981,983 | 26.86 | 131,407 | 600 | 81.79 |
| 15.000 – 15.999 | 177 | 19,546,174 | 7.10 | 110,430 | 579 | 80.55 |
| 16.000 – 16.999 | 33 | 3,219,238 | 1.17 | 97,553 | 558 | 79.41 |
| 17.000 – 17.999 | 8 | 406,637 | 0.15 | 50,830 | 555 | 73.45 |
| 19.000 – 19.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| 21.000 – 21.999 | 1 | 84,704 | 0.03 | 84,704 | 543 | 66.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

### Group II Minimum Mortgage Rates

| Range of Minimum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 1.000 – 1.999 | 2 | 285,205 | 0.10 | 142,602 | 651 | 75.69 |
| 2.000 – 2.999 | 1 | 147,616 | 0.05 | 147,616 | 647 | 80.00 |
| 4.000 – 4.999 | 3 | 369,662 | 0.13 | 123,221 | 613 | 82.47 |
| 5.000 – 5.999 | 31 | 4,831,172 | 1.75 | 155,844 | 635 | 75.27 |
| 6.000 – 6.999 | 646 | 99,834,492 | 36.25 | 154,543 | 633 | 78.43 |
| 7.000 – 7.999 | 793 | 106,254,225 | 38.58 | 133,990 | 606 | 81.40 |
| 8.000 – 8.999 | 294 | 34,607,511 | 12.57 | 117,713 | 582 | 82.26 |
| 9.000 – 9.999 | 73 | 7,723,815 | 2.80 | 105,806 | 567 | 80.14 |
| 10.000 - 10.999 | 15 | 944,514 | 0.34 | 62,968 | 563 | 77.89 |
| 11.000 - 11.999 | 4 | 169,222 | 0.06 | 42,305 | 522 | 63.59 |
| 12.000 - 12.999 | 1 | 73,419 | 0.03 | 73,419 | 539 | 70.00 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# RASC SERIES 2004-KS11 TRUST

## Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11



### Group II Next Rate Adjustment Date

| Range of Next Rate Adjustment Date | Number of Mortgage Loans | Aggregate Principal Balance Outstanding | Percent of Group II Loans | Average Principal Balance Outstanding | Weighted Average Credit Score | Weighted Average Original LTV |
|---|---|---|---|---|---|---|
| N/A (Fixed) | 372 | $20,176,261 | 7.33% | $54,237 | 612 | 83.02% |
| 2005 March | 1 | 291,515 | 0.11 | 291,515 | 758 | 80.00 |
| 2006 April | 2 | 150,800 | 0.05 | 75,400 | 567 | 71.88 |
| 2006 May | 32 | 4,488,219 | 1.63 | 140,257 | 637 | 78.99 |
| 2006 June | 56 | 7,447,365 | 2.70 | 132,989 | 609 | 76.17 |
| 2006 July | 36 | 4,889,511 | 1.78 | 135,820 | 597 | 78.11 |
| 2006 August | 89 | 13,473,976 | 4.89 | 151,393 | 611 | 79.10 |
| 2006 September | 457 | 73,343,210 | 26.63 | 160,488 | 617 | 78.85 |
| 2006 October | 651 | 81,261,031 | 29.5 | 124,825 | 609 | 82.28 |
| 2006 November | 245 | 32,425,153 | 11.77 | 132,348 | 604 | 81.04 |
| 2007 April | 1 | 159,427 | 0.06 | 159,427 | 616 | 75.00 |
| 2007 May | 8 | 988,268 | 0.36 | 123,533 | 634 | 73.72 |
| 2007 June | 33 | 3,803,176 | 1.38 | 115,248 | 634 | 74.82 |
| 2007 July | 11 | 1,733,558 | 0.63 | 157,596 | 633 | 80.65 |
| 2007 August | 11 | 1,325,979 | 0.48 | 120,544 | 639 | 74.68 |
| 2007 September | 47 | 7,279,573 | 2.64 | 154,885 | 630 | 75.75 |
| 2007 October | 79 | 9,891,085 | 3.59 | 125,204 | 617 | 81.57 |
| 2007 November | 104 | 12,289,004 | 4.46 | 118,163 | 602 | 80.89 |
| **Total:** | **2,235** | **$275,417,112** | **100.00%** | **$123,229** | **613** | **80.37%** |

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

# Net WAC Cap Schedule

## Class A-I Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.52 | 10.92 |
| 2 | 6.60 | 8.00 | 37 | 8.80 | 11.28 |
| 3 | 6.60 | 8.00 | 38 | 8.52 | 10.91 |
| 4 | 7.31 | 8.00 | 39 | 8.51 | 10.90 |
| 5 | 6.60 | 8.00 | 40 | 9.10 | 11.66 |
| 6 | 6.82 | 8.00 | 41 | 8.51 | 11.74 |
| 7 | 6.60 | 8.00 | 42 | 8.79 | 12.26 |
| 8 | 6.82 | 8.00 | 43 | 8.51 | 11.86 |
| 9 | 6.60 | 8.00 | 44 | 8.79 | 12.24 |
| 10 | 6.60 | 8.00 | 45 | 8.50 | 11.84 |
| 11 | 6.82 | 8.00 | 46 | 8.50 | 11.84 |
| 12 | 6.61 | 8.00 | 47 | 8.78 | 12.31 |
| 13 | 6.83 | 8.00 | 48 | 8.50 | 12.03 |
| 14 | 6.61 | 8.00 | 49 | 8.78 | 12.43 |
| 15 | 6.61 | 8.00 | 50 | 8.50 | 12.02 |
| 16 | 7.31 | 8.00 | 51 | 8.49 | 12.01 |
| 17 | 6.61 | 8.00 | 52 | 9.40 | 13.30 |
| 18 | 6.83 | 8.00 | 53 | 8.49 | 12.00 |
| 19 | 6.61 | 8.00 | 54 | 8.77 | 12.53 |
| 20 | 6.83 | 8.00 | 55 | 8.49 | 12.12 |
| 21 | 6.61 | 8.00 | 56 | 8.77 | 12.51 |
| 22 | 6.61 | 8.00 | 57 | 8.48 | 12.10 |
| 23 | 8.52 | 9.15 | 58 | 8.48 | 12.09 |
| 24 | 8.25 | 8.85 | 59 | 8.76 | 12.49 |
| 25 | 8.52 | 9.15 | 60 | 8.48 | 12.11 |
| 26 | 8.24 | 8.85 | 61 | 8.76 | 12.51 |
| 27 | 8.25 | 8.85 | 62 | 8.47 | 12.10 |
| 28 | 9.13 | 9.80 | 63 | 8.47 | 12.09 |
| 29 | 8.24 | 9.71 | 64 | 9.38 | 13.37 |
| 30 | 8.52 | 10.03 | 65 | 8.47 | 12.07 |
| 31 | 8.24 | 9.70 | 66 | 8.75 | 12.46 |
| 32 | 8.52 | 10.02 | 67 | 8.46 | 12.05 |
| 33 | 8.24 | 9.69 | 68 | 8.74 | 12.45 |
| 34 | 8.25 | 9.71 | 69 | 8.46 | 12.04 |
| 35 | 8.53 | 10.91 | 70 | 8.46 | 12.03 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Class A-II-2 Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.58 | 11.01 |
| 2 | 6.71 | 8.00 | 37 | 8.86 | 11.37 |
| 3 | 6.72 | 8.00 | 38 | 8.58 | 11.00 |
| 4 | 7.43 | 8.00 | 39 | 8.57 | 10.99 |
| 5 | 6.72 | 8.00 | 40 | 9.17 | 11.75 |
| 6 | 6.94 | 8.00 | 41 | 8.57 | 11.95 |
| 7 | 6.72 | 8.00 | 42 | 8.86 | 12.34 |
| 8 | 6.94 | 8.00 | 43 | 8.57 | 11.94 |
| 9 | 6.72 | 8.00 | 44 | 8.86 | 12.33 |
| 10 | 6.72 | 8.00 | 45 | 8.57 | 11.93 |
| 11 | 6.94 | 8.00 | 46 | 8.57 | 11.92 |
| 12 | 6.72 | 8.00 | 47 | 8.85 | 12.55 |
| 13 | 6.94 | 8.00 | 48 | 8.57 | 12.14 |
| 14 | 6.72 | 8.00 | 49 | 8.85 | 12.53 |
| 15 | 6.72 | 8.00 | 50 | 8.57 | 12.12 |
| 16 | 7.44 | 8.00 | 51 | 8.57 | 12.12 |
| 17 | 6.72 | 8.00 | 52 | 9.48 | 13.41 |
| 18 | 6.95 | 8.00 | 53 | 8.56 | 12.23 |
| 19 | 6.73 | 8.00 | 54 | 8.85 | 12.63 |
| 20 | 6.95 | 8.00 | 55 | 8.56 | 12.21 |
| 21 | 6.73 | 8.00 | 56 | 8.85 | 12.61 |
| 22 | 6.73 | 8.00 | 57 | 8.56 | 12.20 |
| 23 | 8.58 | 9.26 | 58 | 8.56 | 12.19 |
| 24 | 8.30 | 8.96 | 59 | 8.85 | 12.61 |
| 25 | 8.58 | 9.25 | 60 | 8.56 | 12.20 |
| 26 | 8.30 | 8.95 | 61 | 8.84 | 12.60 |
| 27 | 8.30 | 8.95 | 62 | 8.56 | 12.18 |
| 28 | 9.19 | 9.91 | 63 | 8.56 | 12.17 |
| 29 | 8.30 | 9.80 | 64 | 9.47 | 13.47 |
| 30 | 8.58 | 10.13 | 65 | 8.56 | 12.16 |
| 31 | 8.30 | 9.80 | 66 | 8.84 | 12.55 |
| 32 | 8.58 | 10.12 | 67 | 8.55 | 12.14 |
| 33 | 8.30 | 9.79 | 68 | 8.84 | 12.54 |
| 34 | 8.30 | 9.79 | 69 | 8.55 | 12.12 |
| 35 | 8.86 | 11.38 | 70 | 8.55 | 12.11 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Net WAC Cap Schedule

## Subordinate Certificates

| Month | (%)[1] | (%)[2] | Month | (%)[1] | (%)[2] |
|---|---|---|---|---|---|
| 1 | N/A | N/A | 36 | 8.55 | 10.96 |
| 2 | 6.66 | 7.75 | 37 | 8.83 | 11.32 |
| 3 | 6.66 | 7.75 | 38 | 8.55 | 10.95 |
| 4 | 7.37 | 7.75 | 39 | 8.54 | 10.95 |
| 5 | 6.66 | 7.75 | 40 | 9.13 | 11.70 |
| 6 | 6.88 | 7.75 | 41 | 8.54 | 11.84 |
| 7 | 6.66 | 7.75 | 42 | 8.83 | 12.30 |
| 8 | 6.88 | 7.75 | 43 | 8.54 | 11.90 |
| 9 | 6.66 | 7.75 | 44 | 8.82 | 12.29 |
| 10 | 6.66 | 7.75 | 45 | 8.54 | 11.88 |
| 11 | 6.88 | 7.75 | 46 | 8.54 | 11.88 |
| 12 | 6.66 | 7.75 | 47 | 8.82 | 12.43 |
| 13 | 6.89 | 7.75 | 48 | 8.53 | 12.08 |
| 14 | 6.66 | 7.75 | 49 | 8.82 | 12.48 |
| 15 | 6.66 | 7.75 | 50 | 8.53 | 12.07 |
| 16 | 7.38 | 7.75 | 51 | 8.53 | 12.06 |
| 17 | 6.67 | 7.75 | 52 | 9.44 | 13.35 |
| 18 | 6.89 | 7.75 | 53 | 8.53 | 12.12 |
| 19 | 6.67 | 7.75 | 54 | 8.81 | 12.58 |
| 20 | 6.89 | 7.75 | 55 | 8.52 | 12.16 |
| 21 | 6.67 | 7.75 | 56 | 8.81 | 12.56 |
| 22 | 6.67 | 7.75 | 57 | 8.52 | 12.15 |
| 23 | 8.55 | 9.21 | 58 | 8.52 | 12.14 |
| 24 | 8.27 | 8.91 | 59 | 8.80 | 12.55 |
| 25 | 8.55 | 9.20 | 60 | 8.52 | 12.15 |
| 26 | 8.27 | 8.90 | 61 | 8.80 | 12.55 |
| 27 | 8.27 | 8.90 | 62 | 8.52 | 12.14 |
| 28 | 9.16 | 9.85 | 63 | 8.51 | 12.13 |
| 29 | 8.27 | 9.75 | 64 | 9.43 | 13.42 |
| 30 | 8.55 | 10.08 | 65 | 8.51 | 12.11 |
| 31 | 8.27 | 9.75 | 66 | 8.79 | 12.51 |
| 32 | 8.55 | 10.07 | 67 | 8.51 | 12.10 |
| 33 | 8.27 | 9.74 | 68 | 8.79 | 12.49 |
| 34 | 8.28 | 9.75 | 69 | 8.51 | 12.08 |
| 35 | 8.69 | 11.14 | 70 | 8.50 | 12.07 |

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.22 | 6.30 | 4.20 | **3.00** | 2.13 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.78 | 3.97 | **2.88** | 2.08 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Principal Payment Window (Months) | 97 | 108 | 72 | **50** | 37 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 28.82 | 11.91 | 7.99 | **5.82** | 4.49 | 2.59 |
| Modified Duration (at par) | 20.24 | 10.24 | 7.22 | **5.41** | 4.24 | 2.51 |
| First Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 1 | 1 | 1 | **1** | 1 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.23 | 3.99 | 2.80 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.64 | 4.32 | 2.95 | **2.17** | 1.63 | 1.32 |
| Modified Duration (at par) | 15.11 | 3.97 | 2.79 | **2.09** | 1.59 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 8/25/2007 |
| Principal Payment Window (Months) | 346 | 143 | 96 | **70** | 54 | 33 |

# Bond Summary (To Call)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.33 | **4.34** | 4.28 | 3.46 |
| Modified Duration (at par) | 18.99 | 7.04 | 4.93 | **4.09** | 4.05 | 3.31 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 59 | **30** | 9 | 10 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.32 | **4.19** | 3.79 | 3.42 |
| Modified Duration (at par) | 17.76 | 6.87 | 4.83 | **3.90** | 3.56 | 3.23 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **32** | 15 | 5 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.64 | 3.21 |
| Modified Duration (at par) | 17.44 | 6.82 | 4.80 | **3.83** | 3.41 | 3.04 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 6 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.13** | 3.59 | 3.16 |
| Modified Duration (at par) | 16.74 | 6.71 | 4.75 | **3.79** | 3.35 | 2.97 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **33** | 16 | 7 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.67 | 7.91 | 5.31 | **4.12** | 3.56 | 3.11 |
| Modified Duration (at par) | 16.35 | 6.65 | 4.71 | **3.76** | 3.30 | 2.91 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 17 | 8 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.67 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.73 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 10/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 5/25/2008 |
| Principal Payment Window (Months) | 72 | 97 | 60 | **34** | 18 | 8 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class A-I-1** | | | | | | |
| Average Life (Years) | 13.34 | 1.60 | 1.21 | **1.00** | 0.85 | 0.75 |
| Modified Duration (at par) | 11.27 | 1.57 | 1.20 | **0.99** | 0.84 | 0.74 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Principal Payment Window (Months) | 250 | 36 | 25 | **21** | 18 | 15 |
| **Class A-I-2** | | | | | | |
| Average Life (Years) | 25.23 | 6.36 | 4.24 | **3.03** | 2.14 | 1.80 |
| Modified Duration (at par) | 18.88 | 5.82 | 4.00 | **2.91** | 2.09 | 1.76 |
| First Principal Payment Date | 9/25/2025 | 11/25/2007 | 12/25/2006 | **8/25/2006** | 5/25/2006 | 2/25/2006 |
| Last Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Principal Payment Window (Months) | 101 | 132 | 88 | **62** | 46 | 15 |
| **Class A-I-3** | | | | | | |
| Average Life (Years) | 29.52 | 17.77 | 12.18 | **8.95** | 6.88 | 2.59 |
| Modified Duration (at par) | 20.57 | 14.12 | 10.37 | **7.94** | 6.27 | 2.51 |
| First Principal Payment Date | 1/25/2034 | 10/25/2018 | 3/25/2014 | **9/25/2011** | 2/25/2010 | 4/25/2007 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 8/25/2022 | **1/25/2018** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 9 | 128 | 102 | **77** | 60 | 5 |
| **Class A-II-1** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.25 | 4.23 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |
| **Class A-II-2** | | | | | | |
| Average Life (Years) | 19.68 | 4.66 | 3.19 | **2.35** | 1.76 | 1.32 |
| Modified Duration (at par) | 15.13 | 4.21 | 2.98 | **2.24** | 1.70 | 1.30 |
| First Principal Payment Date | 12/25/2004 | 12/25/2004 | 12/25/2004 | **12/25/2004** | 12/25/2004 | 12/25/2004 |
| Last Principal Payment Date | 9/25/2034 | 5/25/2029 | 7/25/2022 | **12/25/2017** | 1/25/2015 | 8/25/2007 |
| Principal Payment Window (Months) | 358 | 294 | 212 | **157** | 122 | 33 |

# Bond Summary (To Maturity)

| PREPAYMENT ASSUMPTION | 0% HEP 0%PPC | 11.50% HEP 50% PPC | 17.25% HEP 75% PPC | 23% HEP 100% PPC | 28.75% HEP 125% PPC | 34.50% HEP 150% PPC |
|---|---|---|---|---|---|---|
| **Class M-1** | | | | | | |
| Average Life (Years) | 26.77 | 8.67 | 5.86 | **4.73** | 4.64 | 5.10 |
| Modified Duration (at par) | 19.04 | 7.57 | 5.34 | **4.41** | 4.36 | 4.75 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 1/25/2008 | **4/25/2008** | 9/25/2008 | 8/25/2007 |
| Last Principal Payment Date | 8/25/2034 | 6/25/2025 | 2/25/2019 | **5/25/2015** | 12/25/2012 | 12/25/2012 |
| Principal Payment Window (Months) | 83 | 201 | 134 | **86** | 52 | 65 |
| **Class M-2** | | | | | | |
| Average Life (Years) | 26.76 | 8.55 | 5.76 | **4.52** | 4.04 | 3.70 |
| Modified Duration (at par) | 17.80 | 7.28 | 5.16 | **4.16** | 3.77 | 3.47 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **2/25/2008** | 3/25/2008 | 1/25/2008 |
| Last Principal Payment Date | 7/25/2034 | 7/25/2023 | 8/25/2017 | **3/25/2014** | 1/25/2012 | 7/25/2010 |
| Principal Payment Window (Months) | 82 | 178 | 117 | **74** | 47 | 31 |
| **Class M-3** | | | | | | |
| Average Life (Years) | 26.74 | 8.38 | 5.63 | **4.37** | 3.81 | 3.36 |
| Modified Duration (at par) | 17.47 | 7.12 | 5.04 | **4.02** | 3.56 | 3.17 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 12/25/2007 |
| Last Principal Payment Date | 4/25/2034 | 6/25/2020 | 5/25/2015 | **7/25/2012** | 10/25/2010 | 7/25/2009 |
| Principal Payment Window (Months) | 79 | 141 | 90 | **55** | 33 | 20 |
| **Class M-4** | | | | | | |
| Average Life (Years) | 26.73 | 8.27 | 5.55 | **4.30** | 3.72 | 3.27 |
| Modified Duration (at par) | 16.76 | 6.94 | 4.92 | **3.93** | 3.46 | 3.06 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **1/25/2008** | 2/25/2008 | 11/25/2007 |
| Last Principal Payment Date | 2/25/2034 | 7/25/2019 | 9/25/2014 | **1/25/2012** | 5/25/2010 | 3/25/2009 |
| Principal Payment Window (Months) | 77 | 130 | 82 | **49** | 28 | 17 |
| **Class M-5** | | | | | | |
| Average Life (Years) | 26.69 | 8.08 | 5.42 | **4.20** | 3.62 | 3.16 |
| Modified Duration (at par) | 16.36 | 6.75 | 4.79 | **3.83** | 3.35 | 2.96 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 1/25/2008 | 10/25/2007 |
| Last Principal Payment Date | 1/25/2034 | 7/25/2018 | 12/25/2013 | **7/25/2011** | 12/25/2009 | 11/25/2008 |
| Principal Payment Window (Months) | 76 | 118 | 73 | **44** | 24 | 14 |
| **Class M-6** | | | | | | |
| Average Life (Years) | 26.59 | 7.68 | 5.14 | **3.98** | 3.44 | 2.99 |
| Modified Duration (at par) | 14.11 | 6.14 | 4.40 | **3.53** | 3.11 | 2.74 |
| First Principal Payment Date | 10/25/2027 | 10/25/2008 | 12/25/2007 | **12/25/2007** | 12/25/2007 | 10/25/2007 |
| Last Principal Payment Date | 9/25/2033 | 12/25/2016 | 11/25/2012 | **9/25/2010** | 5/25/2009 | 6/25/2008 |
| Principal Payment Window (Months) | 72 | 99 | 60 | **34** | 18 | 9 |

# Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group II Mortgage Loans:

1. With respect to any Group II mortgage loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.
2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").
3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.
4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit insurance policies.
5. No Group II Loan has a prepayment penalty term that extends beyond three years after the date of origination.
6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are loans that are referred to as "high cost" or "covered" loans or any other similar designation under applicable state or local law in effect at the time of origination of such loan that expressly provides for assignee liability.
7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.
8. No Group II Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.
9. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $333,700. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in the States of Hawaii or Alaska did not exceed $500,550. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three- or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $427,150, $516,300 or $641,650, respectively. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three- or four- family property located in the States of Hawaii or Alaska did not exceed $640,725, $774,450 and $962,475, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Group II Certificates with respect to any Group II Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II Mortgage Loan, the seller will either (i) purchase such Mortgage Loan from the at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully report itsborrower credit files to each of the credit repositories in a timely manner.

# CSFB Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Asset Finance:** | Brendan J. Keane | (212) 325-6459 |
| | John Herbert | (212) 325-2412 |
| | Kenny Rosenberg | (212) 325-3587 |
| | Ryan T. Stroker | (212) 325-0391 |
| | Anastasios Argeros – Collateral | (212) 325-0392 |
| | David Steinberg – Collateral | (212) 325-2774 |
| | Dave O'Brien – Structuring | (212) 325-9113 |
| | Carrina Chan - Structuring | (212) 325-2384 |
| **Asset Backed Syndication:** | Tricia Hazelwood | (212) 325-8549 |
| | Melissa Simmons | (212) 325-8549 |
| | Jim Drvostep | (212) 325-8549 |

# Rating Agency Contacts

| | NAME | PHONE EXTENSION |
|---|---|---|
| **Moody's:** | Shelly Garg | (212) 553-7922 |
| **S&P:** | Chris Deasy | (212) 438-2405 |
| **Fitch:** | Roeluf Slump | (212) 908-0705 |

# RASC 2004 KS-11 - RFC_EFFECTIVE Report

Closing Da 20041129
Prepay: Group 1F = 100 *FFTW_FIX, Group 1A = 100 *FFTW_ARM, Group 2F = 100 *FFTW_FIX, Group 2A = 100 *FFTW_ARM
LIBOR_1MO=20 LIBOR_6MO=20

| *Period* | *Date* | *Effective Sub Net Wac Cap* | *Sub Net Wac Cap* |
|---|---|---|---|
| Total | | | |
| 0 | Nov29,04 | | |
| 1 | Dec25,04 | N/A | N/A |
| 2 | Jan25,05 | 7.75 | 6.66 |
| 3 | Feb25,05 | 7.75 | 6.66 |
| 4 | Mar25,05 | 7.75 | 7.37 |
| 5 | Apr25,05 | 7.75 | 6.66 |
| 6 | May25,05 | 7.75 | 6.88 |
| 7 | Jun25,05 | 7.75 | 6.66 |
| 8 | Jul25,05 | 7.76 | 6.89 |
| 9 | Aug25,05 | 7.75 | 6.66 |
| 10 | Sep25,05 | 7.76 | 6.67 |
| 11 | Oct25,05 | 7.76 | 6.89 |
| 12 | Nov25,05 | 7.76 | 6.67 |
| 13 | Dec25,05 | 7.75 | 6.89 |
| 14 | Jan25,06 | 7.76 | 6.67 |
| 15 | Feb25,06 | 7.76 | 6.67 |
| 16 | Mar25,06 | 7.76 | 7.39 |
| 17 | Apr25,06 | 7.75 | 6.67 |
| 18 | May25,06 | 7.76 | 6.90 |
| 19 | Jun25,06 | 7.76 | 6.68 |
| 20 | Jul25,06 | 7.76 | 6.90 |
| 21 | Aug25,06 | 7.76 | 6.68 |
| 22 | Sep25,06 | 7.76 | 6.68 |
| 23 | Oct25,06 | 9.20 | 9.20 |
| 24 | Nov25,06 | 8.89 | 8.89 |
| 25 | Dec25,06 | 9.18 | 9.18 |
| 26 | Jan25,07 | 8.88 | 8.88 |
| 27 | Feb25,07 | 8.88 | 8.88 |
| 28 | Mar25,07 | 9.83 | 9.83 |
| 29 | Apr25,07 | 9.71 | 9.71 |
| 30 | May25,07 | 10.03 | 10.03 |
| 31 | Jun25,07 | 9.71 | 9.71 |
| 32 | Jul25,07 | 10.02 | 10.02 |
| 33 | Aug25,07 | 9.70 | 9.70 |
| 34 | Sep25,07 | 9.70 | 9.70 |
| 35 | Oct25,07 | 11.06 | 11.06 |
| 36 | Nov25,07 | 10.88 | 10.88 |
| 37 | Dec25,07 | 11.23 | 11.23 |

| | | | |
|---|---|---|---|
| 38 | Jan25,08 | 10.86 | 10.86 |
| 39 | Feb25,08 | 10.85 | 10.85 |
| 40 | Mar25,08 | 11.60 | 11.60 |
| 41 | Apr25,08 | 11.71 | 11.71 |
| 42 | May25,08 | 12.16 | 12.16 |
| 43 | Jun25,08 | 11.76 | 11.76 |
| 44 | Jul25,08 | 12.14 | 12.14 |
| 45 | Aug25,08 | 11.74 | 11.74 |
| 46 | Sep25,08 | 11.74 | 11.74 |
| 47 | Oct25,08 | 12.27 | 12.27 |
| 48 | Nov25,08 | 11.93 | 11.93 |
| 49 | Dec25,08 | 12.32 | 12.32 |
| 50 | Jan25,09 | 11.92 | 11.92 |
| 51 | Feb25,09 | 11.91 | 11.91 |
| 52 | Mar25,09 | 13.18 | 13.18 |
| 53 | Apr25,09 | 11.96 | 11.96 |
| 54 | May25,09 | 12.42 | 12.42 |
| 55 | Jun25,09 | 12.01 | 12.01 |
| 56 | Jul25,09 | 12.41 | 12.41 |
| 57 | Aug25,09 | 12.00 | 12.00 |
| 58 | Sep25,09 | 12.00 | 12.00 |
| 59 | Oct25,09 | 12.40 | 12.40 |
| 60 | Nov25,09 | 12.01 | 12.01 |
| 61 | Dec25,09 | 12.41 | 12.41 |
| 62 | Jan25,10 | 12.00 | 12.00 |
| 63 | Feb25,10 | 12.00 | 12.00 |
| 64 | Mar25,10 | 13.28 | 13.28 |
| 65 | Apr25,10 | 11.99 | 11.99 |
| 66 | May25,10 | 12.38 | 12.38 |
| 67 | Jun25,10 | 11.98 | 11.98 |
| 68 | Jul25,10 | 12.37 | 12.37 |
| 69 | Aug25,10 | 11.97 | 11.97 |
| 70 | Sep25,10 | 11.96 | 11.96 |
| 71 | Oct25,10 | 12.36 | 12.36 |
| 72 | Nov25,10 | 11.95 | 11.95 |
| 73 | Dec25,10 | 12.34 | 12.34 |
| 74 | Jan25,11 | 11.94 | 11.94 |
| 75 | Feb25,11 | 11.93 | 11.93 |
| 76 | Mar25,11 | 13.21 | 13.21 |
| 77 | Apr25,11 | 11.92 | 11.92 |
| 78 | May25,11 | 12.32 | 12.32 |
| 79 | Jun25,11 | 11.91 | 11.91 |
| 80 | Jul25,11 | 12.30 | 12.30 |
| 81 | Aug25,11 | 11.90 | 11.90 |
| 82 | Sep25,11 | 11.90 | 11.90 |
| 83 | Oct25,11 | 12.29 | 12.29 |
| 84 | Nov25,11 | 11.88 | 11.88 |
| 85 | Dec25,11 | 12.27 | 12.27 |
| 86 | Jan25,12 | 11.87 | 11.87 |

| | | | |
|---|---|---|---|
| 87 | Feb25,12 | 11.87 | 11.87 |
| 88 | Mar25,12 | 12.68 | 12.68 |
| 89 | Apr25,12 | 11.86 | 11.86 |
| 90 | May25,12 | 12.24 | 12.24 |
| 91 | Jun25,12 | 11.84 | 11.84 |
| 92 | Jul25,12 | 12.23 | 12.23 |
| 93 | Aug25,12 | 11.83 | 11.83 |
| 94 | Sep25,12 | 11.83 | 11.83 |
| 95 | Oct25,12 | 12.21 | 12.21 |
| 96 | Nov25,12 | 11.81 | 11.81 |
| 97 | Dec25,12 | 12.20 | 12.20 |
| 98 | Jan25,13 | 11.80 | 11.80 |
| 99 | Feb25,13 | 11.80 | 11.80 |
| 100 | Mar25,13 | 13.05 | 13.05 |
| 101 | Apr25,13 | 11.78 | 11.78 |
| 102 | May25,13 | 12.17 | 12.17 |
| 103 | Jun25,13 | 11.77 | 11.77 |
| 104 | Jul25,13 | 12.16 | 12.16 |
| 105 | Aug25,13 | 11.76 | 11.76 |
| 106 | Sep25,13 | 11.75 | 11.75 |
| 107 | Oct25,13 | 12.14 | 12.14 |
| 108 | Nov25,13 | 11.74 | 11.74 |
| 109 | Dec25,13 | 12.13 | 12.13 |
| 110 | Jan25,14 | 11.73 | 11.73 |
| 111 | Feb25,14 | 11.72 | 11.72 |
| 112 | Mar25,14 | 12.97 | 12.97 |
| 113 | Apr25,14 | 11.71 | 11.71 |
| 114 | May25,14 | 12.10 | 12.10 |
| 115 | Jun25,14 | 11.70 | 11.70 |
| 116 | Jul25,14 | 12.08 | 12.08 |
| 117 | Aug25,14 | 11.69 | 11.69 |
| 118 | Sep25,14 | 11.68 | 11.68 |
| 119 | Oct25,14 | 12.06 | 12.06 |
| 120 | Nov25,14 | 11.67 | 11.67 |
| 121 | Dec25,14 | 12.05 | 12.05 |
| 122 | Jan25,15 | 11.66 | 11.66 |
| 123 | Feb25,15 | 11.65 | 11.65 |
| 124 | Mar25,15 | 12.89 | 12.89 |
| 125 | Apr25,15 | 11.64 | 11.64 |
| 126 | May25,15 | 12.02 | 12.02 |
| 127 | Jun25,15 | 11.62 | 11.62 |
| 128 | Jul25,15 | 12.01 | 12.01 |
| 129 | Aug25,15 | 11.61 | 11.61 |
| 130 | Sep25,15 | 11.61 | 11.61 |
| 131 | Oct25,15 | 11.99 | 11.99 |
| 132 | Nov25,15 | 11.59 | 11.59 |
| 133 | Dec25,15 | 11.97 | 11.97 |
| 134 | Jan25,16 | 11.58 | 11.58 |
| 135 | Feb25,16 | 11.57 | 11.57 |

| | | | |
|---|---|---|---|
| 136 | Mar25,16 | 12.37 | 12.37 |
| 137 | Apr25,16 | 11.56 | 11.56 |
| 138 | May25,16 | 11.94 | 11.94 |
| 139 | Jun25,16 | 11.55 | 11.55 |
| 140 | Jul25,16 | 11.93 | 11.93 |
| 141 | Aug25,16 | 11.54 | 11.54 |
| 142 | Sep25,16 | 11.53 | 11.53 |
| 143 | Oct25,16 | 11.91 | 11.91 |
| 144 | Nov25,16 | 11.52 | 11.52 |
| 145 | Dec25,16 | 11.89 | 11.89 |
| 146 | Jan25,17 | 11.50 | 11.50 |
| 147 | Feb25,17 | 11.50 | 11.50 |
| 148 | Mar25,17 | 12.72 | 12.72 |
| 149 | Apr25,17 | 11.49 | 11.49 |
| 150 | May25,17 | 11.86 | 11.86 |
| 151 | Jun25,17 | 11.47 | 11.47 |
| 152 | Jul25,17 | 11.85 | 11.85 |
| 153 | Aug25,17 | 11.46 | 11.46 |
| 154 | Sep25,17 | 11.45 | 11.45 |
| 155 | Oct25,17 | 11.83 | 11.83 |
| 156 | Nov25,17 | 11.44 | 11.44 |
| 157 | Dec25,17 | 11.82 | 11.82 |
| 158 | Jan25,18 | 11.43 | 11.43 |
| 159 | Feb25,18 | 11.42 | 11.42 |
| 160 | Mar25,18 | 12.64 | 12.64 |
| 161 | Apr25,18 | 11.41 | 11.41 |
| 162 | May25,18 | 11.78 | 11.78 |
| 163 | Jun25,18 | 11.40 | 11.40 |
| 164 | Jul25,18 | 11.77 | 11.77 |
| 165 | Aug25,18 | 11.39 | 11.39 |
| 166 | Sep25,18 | 11.38 | 11.38 |
| 167 | Oct25,18 | 11.75 | 11.75 |
| 168 | Nov25,18 | 11.37 | 11.37 |
| 169 | Dec25,18 | 11.74 | 11.74 |
| 170 | Jan25,19 | 11.35 | 11.35 |
| 171 | Feb25,19 | 11.35 | 11.35 |
| 172 | Mar25,19 | 12.56 | 12.56 |
| 173 | Apr25,19 | 11.34 | 11.34 |
| 174 | May25,19 | 11.71 | 11.71 |
| 175 | Jun25,19 | 11.32 | 11.32 |
| 176 | Jul25,19 | 11.70 | 11.70 |
| 177 | Aug25,19 | 11.31 | 11.31 |
| 178 | Sep25,19 | 11.30 | 11.30 |
| 179 | Oct25,19 | 11.68 | 11.68 |
| 180 | Nov25,19 | 11.29 | 11.29 |
| 181 | Dec25,19 | 11.66 | 11.66 |
| 182 | Jan25,20 | 11.28 | 11.28 |
| 183 | Feb25,20 | 11.27 | 11.27 |
| 184 | Mar25,20 | 12.04 | 12.04 |

| | | | |
|---|---|---|---|
| 185 | Apr25,20 | 11.25 | 11.25 |
| 186 | May25,20 | 11.62 | 11.62 |
| 187 | Jun25,20 | 11.24 | 11.24 |
| 188 | Jul25,20 | 11.60 | 11.60 |
| 189 | Aug25,20 | 11.22 | 11.22 |
| 190 | Sep25,20 | 11.21 | 11.21 |
| 191 | Oct25,20 | 11.58 | 11.58 |
| 192 | Nov25,20 | 11.20 | 11.20 |
| 193 | Dec25,20 | 11.56 | 11.56 |
| 194 | Jan25,21 | 11.18 | 11.18 |
| 195 | Feb25,21 | 11.17 | 11.17 |
| 196 | Mar25,21 | 12.36 | 12.36 |
| 197 | Apr25,21 | 11.15 | 11.15 |
| 198 | May25,21 | 11.52 | 11.52 |
| 199 | Jun25,21 | 11.14 | 11.14 |
| 200 | Jul25,21 | 11.50 | 11.50 |
| 201 | Aug25,21 | 11.12 | 11.12 |
| 202 | Sep25,21 | 11.11 | 11.11 |
| 203 | Oct25,21 | 11.47 | 11.47 |
| 204 | Nov25,21 | 11.10 | 11.10 |
| 205 | Dec25,21 | 11.46 | 11.46 |
| 206 | Jan25,22 | 11.08 | 11.08 |
| 207 | Feb25,22 | 11.07 | 11.07 |
| 208 | Mar25,22 | 12.25 | 12.25 |
| 209 | Apr25,22 | 11.05 | 11.05 |
| 210 | May25,22 | 11.41 | 11.41 |
| 211 | Jun25,22 | 11.04 | 11.04 |
| 212 | Jul25,22 | 11.40 | 11.40 |
| 213 | Aug25,22 | 11.02 | 11.02 |
| 214 | Sep25,22 | 11.01 | 11.01 |
| 215 | Oct25,22 | 11.37 | 11.37 |
| 216 | Nov25,22 | 10.99 | 10.99 |
| 217 | Dec25,22 | 11.35 | 11.35 |
| 218 | Jan25,23 | 10.98 | 10.98 |
| 219 | Feb25,23 | 10.97 | 10.97 |
| 220 | Mar25,23 | 12.13 | 12.13 |
| 221 | Apr25,23 | 10.95 | 10.95 |
| 222 | May25,23 | 11.31 | 11.31 |
| 223 | Jun25,23 | 10.93 | 10.93 |
| 224 | Jul25,23 | 11.29 | 11.29 |
| 225 | Aug25,23 | 10.92 | 10.92 |
| 226 | Sep25,23 | 10.91 | 10.91 |
| 227 | Oct25,23 | 11.26 | 11.26 |
| 228 | Nov25,23 | 10.89 | 10.89 |
| 229 | Dec25,23 | 11.25 | 11.25 |
| 230 | Jan25,24 | 10.87 | 10.87 |
| 231 | Feb25,24 | 10.87 | 10.87 |
| 232 | Mar25,24 | 11.61 | 11.61 |
| 233 | Apr25,24 | 10.85 | 10.85 |

| | | | |
|---|---|---|---|
| 234 | May25,24 | 11.20 | 11.20 |
| 235 | Jun25,24 | 10.83 | 10.83 |
| 236 | Jul25,24 | 11.18 | 11.18 |
| 237 | Aug25,24 | 10.81 | 10.81 |
| 238 | Sep25,24 | 10.81 | 10.81 |
| 239 | Oct25,24 | 11.16 | 11.16 |
| 240 | Nov25,24 | 10.79 | 10.79 |
| 241 | Dec25,24 | 11.14 | 11.14 |
| 242 | Jan25,25 | 10.77 | 10.77 |
| 243 | Feb25,25 | 10.76 | 10.76 |
| 244 | Mar25,25 | 11.91 | 11.91 |
| 245 | Apr25,25 | 10.74 | 10.74 |
| 246 | May25,25 | 11.09 | 11.09 |
| 247 | Jun25,25 | 10.73 | 10.73 |
| 248 | Jul25,25 | 11.08 | 11.08 |
| 249 | Aug25,25 | 10.71 | 10.71 |
| 250 | Sep25,25 | 10.70 | 10.70 |
| 251 | Oct25,25 | 11.05 | 11.05 |
| 252 | Nov25,25 | 10.68 | 10.68 |
| 253 | Dec25,25 | 11.03 | 11.03 |
| 254 | Jan25,26 | 10.67 | 10.67 |
| 255 | Feb25,26 | 10.66 | 10.66 |
| 256 | Mar25,26 | 11.79 | 11.79 |
| 257 | Apr25,26 | 10.64 | 10.64 |
| 258 | May25,26 | 10.99 | 10.99 |
| 259 | Jun25,26 | 10.62 | 10.62 |
| 260 | Jul25,26 | 10.97 | 10.97 |
| 261 | Aug25,26 | 10.61 | 10.61 |
| 262 | Sep25,26 | 10.60 | 10.60 |
| 263 | Oct25,26 | 10.94 | 10.94 |
| 264 | Nov25,26 | 10.58 | 10.58 |
| 265 | Dec25,26 | 10.92 | 10.92 |
| 266 | Jan25,27 | 10.56 | 10.56 |
| 267 | Feb25,27 | 10.55 | 10.55 |
| 268 | Mar25,27 | 11.68 | 11.68 |
| 269 | Apr25,27 | 10.54 | 10.54 |
| 270 | May25,27 | 10.88 | 10.88 |
| 271 | Jun25,27 | 10.52 | 10.52 |
| 272 | Jul25,27 | 10.86 | 10.86 |
| 273 | Aug25,27 | 10.50 | 10.50 |
| 274 | Sep25,27 | 10.50 | 10.50 |
| 275 | Oct25,27 | 10.84 | 10.84 |
| 276 | Nov25,27 | 10.48 | 10.48 |
| 277 | Dec25,27 | 10.82 | 10.82 |
| 278 | Jan25,28 | 10.46 | 10.46 |
| 279 | Feb25,28 | 10.45 | 10.45 |
| 280 | Mar25,28 | 11.16 | 11.16 |
| 281 | Apr25,28 | 10.44 | 10.44 |
| 282 | May25,28 | 10.78 | 10.78 |

| | | | |
|---|---|---|---|
| 283 | Jun25,28 | 10.42 | 10.42 |
| 284 | Jul25,28 | 10.76 | 10.76 |
| 285 | Aug25,28 | 10.40 | 10.40 |
| 286 | Sep25,28 | 10.39 | 10.39 |
| 287 | Oct25,28 | 10.73 | 10.73 |
| 288 | Nov25,28 | 10.38 | 10.38 |
| 289 | Dec25,28 | 10.72 | 10.72 |
| 290 | Jan25,29 | 10.36 | 10.36 |
| 291 | Feb25,29 | 10.35 | 10.35 |
| 292 | Mar25,29 | 11.45 | 11.45 |
| 293 | Apr25,29 | 10.34 | 10.34 |
| 294 | May25,29 | 10.67 | 10.67 |
| 295 | Jun25,29 | 10.32 | 10.32 |
| 296 | Jul25,29 | 10.66 | 10.66 |
| 297 | Aug25,29 | 10.30 | 10.30 |
| 298 | Sep25,29 | 10.30 | 10.30 |
| 299 | Oct25,29 | 10.63 | 10.63 |
| 300 | Nov25,29 | 10.28 | 10.28 |
| 301 | Dec25,29 | 10.61 | 10.61 |
| 302 | Jan25,30 | 10.26 | 10.26 |
| 303 | Feb25,30 | 10.26 | 10.26 |
| 304 | Mar25,30 | 11.35 | 11.35 |
| 305 | Apr25,30 | 10.24 | 10.24 |
| 306 | May25,30 | 10.57 | 10.57 |
| 307 | Jun25,30 | 10.22 | 10.22 |
| 308 | Jul25,30 | 10.56 | 10.56 |
| 309 | Aug25,30 | 10.21 | 10.21 |
| 310 | Sep25,30 | 10.20 | 10.20 |
| 311 | Oct25,30 | 10.53 | 10.53 |
| 312 | Nov25,30 | 10.19 | 10.19 |
| 313 | Dec25,30 | 10.52 | 10.52 |
| 314 | Jan25,31 | 10.17 | 10.17 |
| 315 | Feb25,31 | 10.16 | 10.16 |
| 316 | Mar25,31 | 11.25 | 11.25 |
| 317 | Apr25,31 | 10.15 | 10.15 |
| 318 | May25,31 | 10.48 | 10.48 |
| 319 | Jun25,31 | 10.14 | 10.14 |
| 320 | Jul25,31 | 10.47 | 10.47 |
| 321 | Aug25,31 | 10.12 | 10.12 |
| 322 | Sep25,31 | 10.11 | 10.11 |
| 323 | Oct25,31 | 10.44 | 10.44 |
| 324 | Nov25,31 | 10.10 | 10.10 |
| 325 | Dec25,31 | 10.43 | 10.43 |
| 326 | Jan25,32 | 10.09 | 10.09 |
| 327 | Feb25,32 | 10.08 | 10.08 |
| 328 | Mar25,32 | 10.77 | 10.77 |
| 329 | Apr25,32 | 10.07 | 10.07 |
| 330 | May25,32 | 10.40 | 10.40 |
| 331 | Jun25,32 | 10.06 | 10.06 |

| | | | |
|---|---|---|---|
| 332 | Jul25,32 | 10.39 | 10.39 |
| 333 | Aug25,32 | 10.05 | 10.05 |
| 334 | Sep25,32 | 10.04 | 10.04 |
| 335 | Oct25,32 | 10.37 | 10.37 |
| 336 | Nov25,32 | 10.03 | 10.03 |
| 337 | Dec25,32 | 10.36 | 10.36 |
| 338 | Jan25,33 | 10.03 | 10.03 |
| 339 | Feb25,33 | 10.02 | 10.02 |
| 340 | Mar25,33 | 11.09 | 11.09 |
| 341 | Apr25,33 | 10.02 | 10.02 |
| 342 | May25,33 | 10.35 | 10.35 |
| 343 | Jun25,33 | 10.02 | 10.02 |
| 344 | Jul25,33 | 10.35 | 10.35 |
| 345 | Aug25,33 | 10.02 | 10.02 |
| 346 | Sep25,33 | 10.03 | 10.03 |
| 347 | Oct25,33 | 10.37 | 10.37 |
| 348 | Nov25,33 | 10.04 | 10.04 |
| 349 | Dec25,33 | 10.39 | 10.39 |
| 350 | Jan25,34 | 10.07 | 10.07 |
| 351 | Feb25,34 | 10.10 | 10.10 |
| 352 | Mar25,34 | 11.22 | 11.22 |
| 353 | Apr25,34 | 10.19 | 10.19 |
| 354 | May25,34 | 10.62 | 10.62 |
| 355 | Jun25,34 | 10.42 | 10.42 |
| 356 | Jul25,34 | 11.06 | 11.06 |
| 357 | Aug25,34 | 11.49 | 11.49 |
| 358 | Sep25,34 | 12.86 | 12.86 |
| 359 | Oct25,34 | 13.13 | 13.13 |

# RASC 2004 KS-11 - XSSPREAD Report

Closing Da 20041129
Prepay: Group 1F = 100 *FFTW_FIX, Group 1A = 100 *FFTW_ARM, Group 2F = 100 *FFTW_FIX, Group 2A = 100 *FFTW_ARM

| *Period* Total | *Date* | *#XSSPREAD* | *COLLAT Balance* | *Excess Spread Rate* | *Period* | *1mo* | *6mo* |
|---|---|---|---|---|---|---|---|
| 0 | Nov29,04 | 0.00 | 700,000,000.00 | | | | |
| 1 | Dec25,04 | 2,740,239.13 | 694,232,148.43 | 4.70 | 1 | 2.08 | 2.45 |
| 2 | Jan25,05 | 2,313,568.67 | 686,693,635.82 | 4.00 | 2 | 2.35 | 2.62 |
| 3 | Feb25,05 | 2,252,183.48 | 677,385,311.86 | 3.94 | 3 | 2.41 | 2.74 |
| 4 | Mar25,05 | 2,381,476.31 | 666,432,863.30 | 4.22 | 4 | 2.41 | 2.84 |
| 5 | Apr25,05 | 1,920,552.46 | 654,521,646.75 | 3.46 | 5 | 2.87 | 2.96 |
| 6 | May25,05 | 1,988,248.34 | 641,749,837.98 | 3.65 | 6 | 2.79 | 3.02 |
| 7 | Jun25,05 | 1,346,035.31 | 628,175,539.96 | 2.52 | 7 | 2.79 | 3.07 |
| 8 | Jul25,05 | 1,239,466.72 | 613,841,810.29 | 2.37 | 8 | 3.08 | 3.15 |
| 9 | Aug25,05 | 1,160,556.78 | 598,786,497.30 | 2.27 | 9 | 3.03 | 3.20 |
| 10 | Sep25,05 | 1,110,044.31 | 580,652,059.52 | 2.22 | 10 | 3.07 | 3.28 |
| 11 | Oct25,05 | 1,059,893.82 | 562,860,604.41 | 2.19 | 11 | 3.25 | 3.30 |
| 12 | Nov25,05 | 1,019,855.66 | 545,711,775.53 | 2.17 | 12 | 3.11 | 3.38 |
| 13 | Dec25,05 | 1,008,940.93 | 529,208,137.69 | 2.22 | 13 | 3.21 | 3.46 |
| 14 | Jan25,06 | 830,547.86 | 513,359,902.00 | 1.88 | 14 | 3.39 | 3.52 |
| 15 | Feb25,06 | 764,843.06 | 498,143,987.55 | 1.79 | 15 | 3.48 | 3.57 |
| 16 | Mar25,06 | 1,046,032.32 | 483,507,273.57 | 2.52 | 16 | 3.19 | 3.61 |
| 17 | Apr25,06 | 611,436.54 | 469,422,630.68 | 1.52 | 17 | 3.74 | 3.72 |
| 18 | May25,06 | 716,969.72 | 455,860,012.19 | 1.83 | 18 | 3.58 | 3.73 |
| 19 | Jun25,06 | 639,954.14 | 442,844,404.11 | 1.68 | 19 | 3.56 | 3.78 |
| 20 | Jul25,06 | 618,746.59 | 430,352,892.11 | 1.68 | 20 | 3.73 | 3.82 |
| 21 | Aug25,06 | 546,341.14 | 418,358,866.53 | 1.52 | 21 | 3.71 | 3.89 |
| 22 | Sep25,06 | 501,325.25 | 405,486,789.34 | 1.44 | 22 | 3.79 | 3.91 |
| 23 | Oct25,06 | 1,286,946.64 | 376,107,254.03 | 3.81 | 23 | 3.84 | 3.91 |
| 24 | Nov25,06 | 1,119,866.08 | 349,923,661.05 | 3.57 | 24 | 3.86 | 3.99 |
| 25 | Dec25,06 | 1,096,309.64 | 327,981,772.90 | 3.76 | 25 | 3.83 | 4.03 |
| 26 | Jan25,07 | 896,640.93 | 309,621,473.27 | 3.28 | 26 | 4.10 | 4.06 |
| 27 | Feb25,07 | 906,924.74 | 294,207,235.75 | 3.51 | 27 | 3.85 | 4.08 |
| 28 | Mar25,07 | 1,000,815.81 | 280,764,084.50 | 4.08 | 28 | 3.81 | 4.13 |
| 29 | Apr25,07 | 911,546.22 | 268,498,863.27 | 3.90 | 29 | 4.29 | 4.21 |
| 30 | May25,07 | 957,860.98 | 257,222,497.48 | 4.28 | 30 | 4.08 | 4.23 |
| 31 | Jun25,07 | 880,822.33 | 246,839,496.49 | 4.11 | 31 | 4.04 | 4.24 |
| 32 | Jul25,07 | 846,021.86 | 237,266,468.00 | 4.11 | 32 | 4.21 | 4.28 |
| 33 | Aug25,07 | 778,312.96 | 228,431,447.11 | 3.94 | 33 | 4.17 | 4.33 |
| 34 | Sep25,07 | 733,476.36 | 219,541,251.21 | 3.85 | 34 | 4.24 | 4.35 |
| 35 | Oct25,07 | 871,964.79 | 209,960,481.07 | 4.77 | 35 | 4.39 | 4.38 |
| 36 | Nov25,07 | 862,376.07 | 201,048,004.17 | 4.93 | 36 | 4.18 | 4.40 |
| 37 | Dec25,07 | 842,623.67 | 192,843,784.30 | 5.03 | 37 | 4.25 | 4.45 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 38 | Jan25,08 | 724,109.07 | 185,313,114.81 | 4.51 | 38 | 4.54 | 4.48 |
| 39 | Feb25,08 | 735,336.04 | 178,309,031.87 | 4.76 | 39 | 4.26 | 4.52 |
| 40 | Mar25,08 | 737,738.16 | 171,695,083.94 | 4.96 | 40 | 4.45 | 4.55 |
| 41 | Apr25,08 | 673,883.94 | 165,443,654.01 | 4.71 | 41 | 4.48 | 4.59 |
| 42 | May25,08 | 682,477.25 | 159,528,018.99 | 4.95 | 42 | 4.49 | 4.62 |
| 43 | Jun25,08 | 631,575.62 | 153,922,968.02 | 4.75 | 43 | 4.45 | 4.65 |
| 44 | Jul25,08 | 596,852.74 | 148,610,671.76 | 4.65 | 44 | 4.74 | 4.68 |
| 45 | Aug25,08 | 581,660.54 | 143,571,771.11 | 4.70 | 45 | 4.45 | 4.70 |
| 46 | Sep25,08 | 536,577.16 | 138,786,829.13 | 4.48 | 46 | 4.64 | 4.75 |
| 47 | Oct25,08 | 556,840.87 | 134,233,200.72 | 4.81 | 47 | 4.68 | 4.74 |
| 48 | Nov25,08 | 517,054.92 | 129,897,392.69 | 4.62 | 48 | 4.69 | 4.81 |
| 49 | Dec25,08 | 528,152.53 | 125,765,533.22 | 4.88 | 49 | 4.63 | 4.86 |
| 50 | Jan25,09 | 466,663.51 | 121,824,918.79 | 4.45 | 50 | 4.81 | 4.87 |
| 51 | Feb25,09 | 454,610.91 | 118,065,121.83 | 4.48 | 51 | 4.76 | 4.90 |
| 52 | Mar25,09 | 521,505.34 | 114,476,394.10 | 5.30 | 52 | 4.58 | 4.95 |
| 53 | Apr25,09 | 410,637.13 | 111,051,568.88 | 4.30 | 53 | 5.12 | 5.00 |
| 54 | May25,09 | 433,094.76 | 107,780,399.38 | 4.68 | 54 | 5.00 | 4.99 |
| 55 | Jun25,09 | 425,962.25 | 104,654,433.92 | 4.74 | 55 | 4.68 | 5.02 |
| 56 | Jul25,09 | 405,543.37 | 101,666,041.45 | 4.65 | 56 | 4.99 | 5.04 |
| 57 | Aug25,09 | 366,312.83 | 98,808,105.57 | 4.32 | 57 | 5.06 | 5.07 |
| 58 | Sep25,09 | 369,929.86 | 96,066,013.13 | 4.49 | 58 | 4.87 | 5.07 |
| 59 | Oct25,09 | 368,825.31 | 93,398,672.48 | 4.61 | 59 | 5.03 | 5.07 |
| 60 | Nov25,09 | 329,014.32 | 90,806,385.29 | 4.23 | 60 | 5.16 | 5.14 |
| 61 | Dec25,09 | 360,720.31 | 88,287,438.74 | 4.77 | 61 | 4.83 | 5.17 |
| 62 | Jan25,10 | 309,339.71 | 85,840,129.38 | 4.20 | 62 | 5.14 | 5.19 |
| 63 | Feb25,10 | 303,426.01 | 83,461,602.56 | 4.24 | 63 | 5.08 | 5.21 |
| 64 | Mar25,10 | 357,321.78 | 81,149,789.34 | 5.14 | 64 | 4.87 | 5.25 |
| 65 | Apr25,10 | 271,109.36 | 78,903,879.54 | 4.01 | 65 | 5.44 | 5.29 |
| 66 | May25,10 | 288,147.65 | 76,720,954.82 | 4.38 | 66 | 5.30 | 5.26 |
| 67 | Jun25,10 | 284,476.89 | 74,599,193.41 | 4.45 | 67 | 4.95 | 5.27 |
| 68 | Jul25,10 | 271,950.21 | 72,536,942.17 | 4.37 | 68 | 5.26 | 5.29 |
| 69 | Aug25,10 | 245,092.96 | 70,532,498.15 | 4.05 | 69 | 5.32 | 5.30 |
| 70 | Sep25,10 | 249,826.82 | 68,584,172.48 | 4.25 | 70 | 5.11 | 5.29 |
| 71 | Oct25,10 | 247,997.31 | 66,690,326.85 | 4.34 | 71 | 5.26 | 5.28 |
| 72 | Nov25,10 | 172,352.79 | 64,849,139.94 | 3.10 | 72 | 5.39 | 5.34 |
| 73 | Dec25,10 | 199,673.26 | 63,058,857.55 | 3.69 | 73 | 5.03 | 5.36 |
| 74 | Jan25,11 | 163,453.48 | 61,318,066.04 | 3.11 | 74 | 5.34 | 5.37 |
| 75 | Feb25,11 | 161,088.39 | 59,625,391.23 | 3.15 | 75 | 5.27 | 5.39 |
| 76 | Mar25,11 | 207,294.48 | 57,979,497.29 | 4.17 | 76 | 5.05 | 5.44 |
| 77 | Apr25,11 | 142,175.62 | 56,379,798.86 | 2.94 | 77 | 5.63 | 5.48 |
| 78 | May25,11 | 156,693.03 | 54,824,317.07 | 3.34 | 78 | 5.48 | 5.46 |
| 79 | Jun25,11 | 154,018.65 | 53,311,791.55 | 3.37 | 79 | 5.12 | 5.48 |
| 80 | Jul25,11 | 147,658.35 | 51,841,030.78 | 3.32 | 80 | 5.45 | 5.51 |
| 81 | Aug25,11 | 128,124.08 | 50,410,876.46 | 2.97 | 81 | 5.52 | 5.53 |
| 82 | Sep25,11 | 131,289.53 | 49,020,202.61 | 3.13 | 82 | 5.31 | 5.53 |
| 83 | Oct25,11 | 134,964.99 | 47,668,208.56 | 3.30 | 83 | 5.48 | 5.58 |
| 84 | Nov25,11 | 114,567.11 | 46,353,554.31 | 2.88 | 84 | 5.63 | 5.60 |
| 85 | Dec25,11 | 133,678.38 | 45,075,171.26 | 3.46 | 85 | 5.27 | 5.60 |
| 86 | Jan25,12 | 107,649.07 | 43,832,054.37 | 2.87 | 86 | 5.60 | 5.64 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 87 | Feb25,12 | 106,158.09 | 42,623,226.61 | 2.91 | 87 | 5.52 | 5.65 |
| 88 | Mar25,12 | 120,661.36 | 41,447,738.15 | 3.40 | 88 | 5.59 | 5.67 |
| 89 | Apr25,12 | 98,309.20 | 40,304,905.10 | 2.85 | 89 | 5.61 | 5.68 |
| 90 | May25,12 | 104,477.85 | 39,193,591.93 | 3.11 | 90 | 5.60 | 5.68 |
| 91 | Jun25,12 | 93,962.34 | 38,112,911.90 | 2.88 | 91 | 5.51 | 5.69 |
| 92 | Jul25,12 | 94,623.20 | 37,062,017.09 | 2.98 | 92 | 5.69 | 5.69 |
| 93 | Aug25,12 | 85,456.81 | 36,040,083.17 | 2.77 | 93 | 5.60 | 5.70 |
| 94 | Sep25,12 | 81,452.92 | 35,046,308.75 | 2.71 | 94 | 5.65 | 5.70 |
| 95 | Oct25,12 | 85,470.04 | 34,079,852.15 | 2.93 | 95 | 5.66 | 5.65 |
| 96 | Nov25,12 | 75,913.65 | 33,140,021.73 | 2.67 | 96 | 5.63 | 5.73 |
| 97 | Dec25,12 | 82,829.54 | 32,226,081.01 | 3.00 | 97 | 5.53 | 5.71 |
| 98 | Jan25,13 | 69,260.91 | 31,337,313.97 | 2.58 | 98 | 5.71 | 5.71 |
| 99 | Feb25,13 | 68,610.37 | 30,473,024.53 | 2.63 | 99 | 5.61 | 5.72 |
| 100 | Mar25,13 | 93,436.10 | 29,632,535.94 | 3.68 | 100 | 5.37 | 5.73 |
| 101 | Apr25,13 | 58,598.37 | 28,815,443.87 | 2.37 | 101 | 6.13 | 5.79 |
| 102 | May25,13 | 73,051.94 | 28,020,842.11 | 3.04 | 102 | 5.50 | 5.73 |
| 103 | Jun25,13 | 63,093.73 | 27,248,109.27 | 2.70 | 103 | 5.56 | 5.77 |
| 104 | Jul25,13 | 63,800.47 | 26,496,641.22 | 2.81 | 104 | 5.75 | 5.78 |
| 105 | Aug25,13 | 58,028.04 | 25,765,850.62 | 2.63 | 105 | 5.66 | 5.79 |
| 106 | Sep25,13 | 55,415.94 | 25,055,166.43 | 2.58 | 106 | 5.73 | 5.81 |
| 107 | Oct25,13 | 58,069.10 | 24,364,002.05 | 2.78 | 107 | 5.74 | 5.77 |
| 108 | Nov25,13 | 52,168.46 | 23,691,850.76 | 2.57 | 108 | 5.73 | 5.87 |
| 109 | Dec25,13 | 56,360.17 | 23,038,187.70 | 2.85 | 109 | 5.65 | 5.85 |
| 110 | Jan25,14 | 48,372.79 | 22,402,502.60 | 2.52 | 110 | 5.84 | 5.87 |
| 111 | Feb25,14 | 48,068.20 | 21,784,299.34 | 2.57 | 111 | 5.75 | 5.88 |
| 112 | Mar25,14 | 64,902.81 | 21,183,095.56 | 3.58 | 112 | 5.51 | 5.89 |
| 113 | Apr25,14 | 43,503.34 | 20,598,568.86 | 2.46 | 113 | 6.30 | 5.96 |
| 114 | May25,14 | 50,067.94 | 20,030,109.19 | 2.92 | 114 | 5.66 | 5.89 |
| 115 | Jun25,14 | 44,339.31 | 19,477,273.49 | 2.66 | 115 | 5.73 | 5.93 |
| 116 | Jul25,14 | 44,520.81 | 18,939,631.03 | 2.74 | 116 | 5.92 | 5.94 |
| 117 | Aug25,14 | 41,457.96 | 18,416,763.00 | 2.63 | 117 | 5.83 | 5.95 |
| 118 | Sep25,14 | 40,070.10 | 17,908,262.17 | 2.61 | 118 | 5.89 | 5.96 |
| 119 | Oct25,14 | 41,311.42 | 17,413,725.52 | 2.77 | 119 | 5.90 | 5.92 |
| 120 | Nov25,14 | 38,920.16 | 16,932,775.57 | 2.68 | 120 | 5.89 | 6.01 |
| 121 | Dec25,14 | 41,336.61 | 16,465,038.03 | 2.93 | 121 | 5.79 | 6.00 |
| 122 | Jan25,15 | 38,618.33 | 16,010,148.97 | 2.81 | 122 | 5.99 | 6.01 |
| 123 | Feb25,15 | 38,719.08 | 15,567,754.52 | 2.90 | 123 | 5.89 | 6.02 |
| 124 | Mar25,15 | 49,551.44 | 15,137,510.63 | 3.82 | 124 | 5.64 | 6.04 |
| 125 | Apr25,15 | 38,568.07 | 14,719,088.99 | 3.06 | 125 | 6.45 | 6.10 |
| 126 | May25,15 | 40,158.48 | 14,312,157.78 | 3.27 | 126 | 5.79 | 6.03 |
| 127 | Jun25,15 | 38,633.31 | 13,916,400.74 | 3.24 | 127 | 5.86 | 6.08 |
| 128 | Jul25,15 | 39,059.32 | 13,531,510.36 | 3.37 | 128 | 6.06 | 6.09 |
| 129 | Aug25,15 | 38,484.63 | 13,157,187.64 | 3.41 | 129 | 5.97 | 6.10 |
| 130 | Sep25,15 | 38,463.72 | 12,793,141.84 | 3.51 | 130 | 6.03 | 6.12 |
| 131 | Oct25,15 | 38,778.26 | 12,439,090.28 | 3.64 | 131 | 6.05 | 6.13 |
| 132 | Nov25,15 | 38,421.85 | 12,094,758.08 | 3.71 | 132 | 6.04 | 6.14 |
| 133 | Dec25,15 | 38,716.34 | 11,759,877.96 | 3.84 | 133 | 5.94 | 6.15 |
| 134 | Jan25,16 | 38,379.92 | 11,434,190.05 | 3.92 | 134 | 6.14 | 6.16 |
| 135 | Feb25,16 | 38,358.93 | 11,117,441.64 | 4.03 | 135 | 6.04 | 6.17 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 136 | Mar25,16 | 38,460.06 | 10,809,387.01 | 4.15 | 136 | 6.11 | 6.18 |
| 137 | Apr25,16 | 38,316.94 | 10,509,787.22 | 4.25 | 137 | 6.12 | 6.18 |
| 138 | May25,16 | 38,295.92 | 10,218,409.95 | 4.37 | 138 | 6.10 | 6.19 |
| 139 | Jun25,16 | 38,274.90 | 9,935,029.27 | 4.49 | 139 | 6.00 | 6.19 |
| 140 | Jul25,16 | 38,253.88 | 9,659,425.53 | 4.62 | 140 | 6.19 | 6.19 |
| 141 | Aug25,16 | 38,232.85 | 9,391,385.10 | 4.75 | 141 | 6.08 | 6.19 |
| 142 | Sep25,16 | 38,211.82 | 9,130,700.27 | 4.88 | 142 | 6.14 | 6.20 |
| 143 | Oct25,16 | 38,190.80 | 8,877,169.06 | 5.02 | 143 | 6.14 | 6.14 |
| 144 | Nov25,16 | 38,169.77 | 8,630,595.07 | 5.16 | 144 | 6.12 | 6.20 |
| 145 | Dec25,16 | 38,148.74 | 8,390,787.30 | 5.30 | 145 | 6.01 | 6.21 |
| 146 | Jan25,17 | 38,127.72 | 8,157,560.04 | 5.45 | 146 | 6.20 | 6.21 |
| 147 | Feb25,17 | 38,106.70 | 7,930,732.69 | 5.61 | 147 | 6.10 | 6.22 |
| 148 | Mar25,17 | 40,113.14 | 7,710,129.64 | 6.07 | 148 | 5.83 | 6.23 |
| 149 | Apr25,17 | 38,064.70 | 7,495,580.11 | 5.92 | 149 | 6.50 | 6.29 |
| 150 | May25,17 | 38,043.71 | 7,286,918.04 | 6.09 | 150 | 6.14 | 6.25 |
| 151 | Jun25,17 | 38,022.74 | 7,083,981.93 | 6.26 | 151 | 6.04 | 6.26 |
| 152 | Jul25,17 | 38,001.78 | 6,886,614.75 | 6.44 | 152 | 6.24 | 6.27 |
| 153 | Aug25,17 | 37,980.84 | 6,694,663.79 | 6.62 | 153 | 6.14 | 6.28 |
| 154 | Sep25,17 | 37,959.91 | 6,507,980.54 | 6.80 | 154 | 6.21 | 6.29 |
| 155 | Oct25,17 | 37,939.01 | 6,326,420.58 | 7.00 | 155 | 6.22 | 6.25 |
| 156 | Nov25,17 | 37,918.13 | 6,149,843.49 | 7.19 | 156 | 6.21 | 6.32 |
| 157 | Dec25,17 | 37,897.27 | 5,978,112.70 | 7.39 | 157 | 6.11 | 6.33 |
| 158 | Jan25,18 | 37,876.44 | 5,811,095.38 | 7.60 | 158 | 6.31 | 6.34 |
| 159 | Feb25,18 | 37,855.63 | 5,648,662.39 | 7.82 | 159 | 6.21 | 6.35 |
| 160 | Mar25,18 | 38,457.42 | 5,490,688.13 | 8.17 | 160 | 5.94 | 6.35 |
| 161 | Apr25,18 | 37,814.12 | 5,337,050.45 | 8.26 | 161 | 6.63 | 6.42 |
| 162 | May25,18 | 37,793.41 | 5,187,630.57 | 8.50 | 162 | 6.27 | 6.37 |
| 163 | Jun25,18 | 37,772.75 | 5,042,312.97 | 8.74 | 163 | 6.16 | 6.37 |
| 164 | Jul25,18 | 37,752.12 | 4,900,985.31 | 8.98 | 164 | 6.37 | 6.38 |
| 165 | Aug25,18 | 37,731.53 | 4,763,538.34 | 9.24 | 165 | 6.26 | 6.38 |
| 166 | Sep25,18 | 37,710.98 | 4,629,865.82 | 9.50 | 166 | 6.32 | 6.39 |
| 167 | Oct25,18 | 37,690.48 | 4,499,864.41 | 9.77 | 167 | 6.33 | 6.33 |
| 168 | Nov25,18 | 37,670.03 | 4,373,433.63 | 10.05 | 168 | 6.30 | 6.39 |
| 169 | Dec25,18 | 37,649.63 | 4,250,475.75 | 10.33 | 169 | 6.19 | 6.39 |
| 170 | Jan25,19 | 37,629.28 | 4,130,895.74 | 10.62 | 170 | 6.39 | 6.39 |
| 171 | Feb25,19 | 37,608.99 | 4,014,601.15 | 10.93 | 171 | 6.28 | 6.39 |
| 172 | Mar25,19 | 37,628.81 | 3,901,502.11 | 11.25 | 172 | 5.99 | 6.39 |
| 173 | Apr25,19 | 37,568.59 | 3,791,511.18 | 11.56 | 173 | 6.68 | 6.44 |
| 174 | May25,19 | 36,978.05 | 3,684,543.33 | 11.70 | 174 | 6.30 | 6.38 |
| 175 | Jun25,19 | 35,915.62 | 3,580,515.89 | 11.70 | 175 | 6.19 | 6.37 |
| 176 | Jul25,19 | 34,883.03 | 3,479,348.43 | 11.69 | 176 | 6.38 | 6.37 |
| 177 | Aug25,19 | 33,879.42 | 3,380,962.74 | 11.68 | 177 | 6.27 | 6.36 |
| 178 | Sep25,19 | 32,904.00 | 3,261,077.73 | 11.68 | 178 | 6.32 | 6.36 |
| 179 | Oct25,19 | 31,726.58 | 3,169,412.27 | 11.67 | 179 | 6.31 | 6.35 |
| 180 | Nov25,19 | 30,815.53 | 3,081,114.25 | 11.67 | 180 | 6.28 | 6.34 |
| 181 | Dec25,19 | 29,935.56 | 2,995,238.82 | 11.66 | 181 | 6.15 | 6.33 |
| 182 | Jan25,20 | 29,080.30 | 2,911,719.57 | 11.65 | 182 | 6.35 | 6.33 |
| 183 | Feb25,20 | 28,249.05 | 2,830,491.92 | 11.64 | 183 | 6.23 | 6.32 |
| 184 | Mar25,20 | 27,441.15 | 2,751,493.09 | 11.63 | 184 | 6.28 | 6.31 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 185 | Apr25,20 | 26,655.95 | 2,674,662.01 | 11.63 | 185 | 6.27 | 6.31 |
| 186 | May25,20 | 25,892.80 | 2,599,939.28 | 11.62 | 186 | 6.24 | 6.30 |
| 187 | Jun25,20 | 25,151.10 | 2,527,267.17 | 11.61 | 187 | 6.11 | 6.29 |
| 188 | Jul25,20 | 24,430.24 | 2,456,589.51 | 11.60 | 188 | 6.31 | 6.29 |
| 189 | Aug25,20 | 23,729.64 | 2,387,851.67 | 11.59 | 189 | 6.19 | 6.28 |
| 190 | Sep25,20 | 23,048.74 | 2,321,000.55 | 11.58 | 190 | 6.24 | 6.28 |
| 191 | Oct25,20 | 22,386.98 | 2,255,984.49 | 11.57 | 191 | 6.23 | 6.21 |
| 192 | Nov25,20 | 21,743.82 | 2,192,753.25 | 11.57 | 192 | 6.20 | 6.26 |
| 193 | Dec25,20 | 21,118.76 | 2,131,257.97 | 11.56 | 193 | 6.08 | 6.26 |
| 194 | Jan25,21 | 20,511.28 | 2,071,451.15 | 11.55 | 194 | 6.27 | 6.25 |
| 195 | Feb25,21 | 19,920.88 | 2,013,286.57 | 11.54 | 195 | 6.15 | 6.25 |
| 196 | Mar25,21 | 19,347.11 | 1,956,719.30 | 11.53 | 196 | 5.85 | 6.24 |
| 197 | Apr25,21 | 18,789.48 | 1,901,705.63 | 11.52 | 197 | 6.55 | 6.29 |
| 198 | May25,21 | 18,247.55 | 1,848,203.07 | 11.51 | 198 | 6.16 | 6.23 |
| 199 | Jun25,21 | 17,720.88 | 1,796,170.27 | 11.51 | 199 | 6.04 | 6.22 |
| 200 | Jul25,21 | 17,209.04 | 1,745,567.03 | 11.50 | 200 | 6.24 | 6.22 |
| 201 | Aug25,21 | 16,711.62 | 1,696,354.25 | 11.49 | 201 | 6.12 | 6.21 |
| 202 | Sep25,21 | 16,228.21 | 1,648,493.92 | 11.48 | 202 | 6.17 | 6.21 |
| 203 | Oct25,21 | 15,758.42 | 1,601,949.04 | 11.47 | 203 | 6.17 | 6.14 |
| 204 | Nov25,21 | 15,301.88 | 1,556,683.65 | 11.46 | 204 | 6.13 | 6.20 |
| 205 | Dec25,21 | 14,858.21 | 1,512,662.77 | 11.45 | 205 | 6.01 | 6.20 |
| 206 | Jan25,22 | 14,427.05 | 1,469,852.37 | 11.45 | 206 | 6.21 | 6.19 |
| 207 | Feb25,22 | 14,008.06 | 1,428,219.38 | 11.44 | 207 | 6.09 | 6.19 |
| 208 | Mar25,22 | 13,600.88 | 1,387,731.60 | 11.43 | 208 | 5.79 | 6.19 |
| 209 | Apr25,22 | 13,205.20 | 1,348,357.73 | 11.42 | 209 | 6.50 | 6.24 |
| 210 | May25,22 | 12,820.69 | 1,310,067.34 | 11.41 | 210 | 6.11 | 6.18 |
| 211 | Jun25,22 | 12,447.04 | 1,272,830.82 | 11.40 | 211 | 5.99 | 6.18 |
| 212 | Jul25,22 | 12,083.94 | 1,236,619.37 | 11.39 | 212 | 6.19 | 6.17 |
| 213 | Aug25,22 | 11,731.10 | 1,201,404.98 | 11.38 | 213 | 6.07 | 6.17 |
| 214 | Sep25,22 | 11,388.23 | 1,167,160.41 | 11.37 | 214 | 6.13 | 6.17 |
| 215 | Oct25,22 | 11,055.06 | 1,133,859.17 | 11.37 | 215 | 6.12 | 6.11 |
| 216 | Nov25,22 | 10,731.31 | 1,101,475.49 | 11.36 | 216 | 6.09 | 6.17 |
| 217 | Dec25,22 | 10,416.71 | 1,069,984.30 | 11.35 | 217 | 5.97 | 6.16 |
| 218 | Jan25,23 | 10,111.03 | 1,039,361.23 | 11.34 | 218 | 6.18 | 6.16 |
| 219 | Feb25,23 | 9,813.99 | 1,009,582.56 | 11.33 | 219 | 6.06 | 6.16 |
| 220 | Mar25,23 | 9,525.37 | 980,625.24 | 11.32 | 220 | 5.76 | 6.16 |
| 221 | Apr25,23 | 9,244.92 | 952,466.82 | 11.31 | 221 | 6.47 | 6.22 |
| 222 | May25,23 | 8,972.42 | 925,085.50 | 11.30 | 222 | 6.08 | 6.16 |
| 223 | Jun25,23 | 8,707.65 | 898,460.05 | 11.30 | 223 | 5.97 | 6.16 |
| 224 | Jul25,23 | 8,450.38 | 872,569.83 | 11.29 | 224 | 6.17 | 6.16 |
| 225 | Aug25,23 | 8,200.42 | 847,394.77 | 11.28 | 225 | 6.05 | 6.16 |
| 226 | Sep25,23 | 7,957.54 | 822,915.33 | 11.27 | 226 | 6.11 | 6.17 |
| 227 | Oct25,23 | 7,721.57 | 799,112.53 | 11.26 | 227 | 6.12 | 6.17 |
| 228 | Nov25,23 | 7,492.30 | 775,967.88 | 11.25 | 228 | 6.09 | 6.17 |
| 229 | Dec25,23 | 7,269.54 | 753,463.42 | 11.24 | 229 | 5.97 | 6.18 |
| 230 | Jan25,24 | 7,053.12 | 731,581.67 | 11.23 | 230 | 6.18 | 6.18 |
| 231 | Feb25,24 | 6,842.85 | 710,305.63 | 11.22 | 231 | 6.06 | 6.19 |
| 232 | Mar25,24 | 6,638.57 | 689,618.75 | 11.22 | 232 | 6.13 | 6.19 |
| 233 | Apr25,24 | 6,440.10 | 669,504.95 | 11.21 | 233 | 6.14 | 6.19 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 234 | May25,24 | 6,247.29 | 649,948.59 | 11.20 | 234 | 6.11 | 6.19 |
| 235 | Jun25,24 | 6,059.97 | 630,934.44 | 11.19 | 235 | 5.99 | 6.19 |
| 236 | Jul25,24 | 5,877.99 | 612,447.70 | 11.18 | 236 | 6.21 | 6.18 |
| 237 | Aug25,24 | 5,701.21 | 594,473.97 | 11.17 | 237 | 6.08 | 6.18 |
| 238 | Sep25,24 | 5,529.47 | 576,999.24 | 11.16 | 238 | 6.14 | 6.17 |
| 239 | Oct25,24 | 5,362.63 | 560,009.89 | 11.15 | 239 | 6.13 | 6.10 |
| 240 | Nov25,24 | 5,200.56 | 543,492.66 | 11.14 | 240 | 6.09 | 6.15 |
| 241 | Dec25,24 | 5,043.12 | 527,434.66 | 11.13 | 241 | 5.97 | 6.14 |
| 242 | Jan25,25 | 4,890.19 | 511,823.35 | 11.13 | 242 | 6.17 | 6.14 |
| 243 | Feb25,25 | 4,741.63 | 496,646.53 | 11.12 | 243 | 6.04 | 6.13 |
| 244 | Mar25,25 | 4,597.33 | 481,892.33 | 11.11 | 244 | 5.73 | 6.12 |
| 245 | Apr25,25 | 4,457.17 | 467,549.21 | 11.10 | 245 | 6.45 | 6.17 |
| 246 | May25,25 | 4,321.02 | 453,605.95 | 11.09 | 246 | 6.05 | 6.10 |
| 247 | Jun25,25 | 4,188.78 | 440,051.61 | 11.08 | 247 | 5.92 | 6.09 |
| 248 | Jul25,25 | 4,060.34 | 426,875.58 | 11.07 | 248 | 6.12 | 6.08 |
| 249 | Aug25,25 | 3,935.58 | 414,067.53 | 11.06 | 249 | 5.99 | 6.08 |
| 250 | Sep25,25 | 3,814.42 | 401,617.38 | 11.05 | 250 | 6.04 | 6.07 |
| 251 | Oct25,25 | 3,696.73 | 389,515.38 | 11.05 | 251 | 6.04 | 6.00 |
| 252 | Nov25,25 | 3,582.44 | 377,752.00 | 11.04 | 252 | 6.00 | 6.05 |
| 253 | Dec25,25 | 3,471.44 | 366,317.98 | 11.03 | 253 | 5.87 | 6.04 |
| 254 | Jan25,26 | 3,363.64 | 355,204.33 | 11.02 | 254 | 6.07 | 6.03 |
| 255 | Feb25,26 | 3,258.95 | 344,402.29 | 11.01 | 255 | 5.94 | 6.02 |
| 256 | Mar25,26 | 3,157.28 | 333,903.34 | 11.00 | 256 | 5.63 | 6.01 |
| 257 | Apr25,26 | 3,058.56 | 323,699.20 | 10.99 | 257 | 6.35 | 6.07 |
| 258 | May25,26 | 2,962.68 | 313,781.79 | 10.98 | 258 | 5.94 | 6.00 |
| 259 | Jun25,26 | 2,869.59 | 304,143.28 | 10.97 | 259 | 5.81 | 5.99 |
| 260 | Jul25,26 | 2,779.18 | 294,776.04 | 10.97 | 260 | 6.02 | 5.98 |
| 261 | Aug25,26 | 2,691.40 | 285,672.65 | 10.96 | 261 | 5.89 | 5.97 |
| 262 | Sep25,26 | 2,606.17 | 276,825.89 | 10.95 | 262 | 5.94 | 5.96 |
| 263 | Oct25,26 | 2,521.20 | 268,228.04 | 10.93 | 263 | 5.93 | 5.89 |
| 264 | Nov25,26 | 2,440.92 | 259,873.02 | 10.92 | 264 | 5.89 | 5.94 |
| 265 | Dec25,26 | 2,362.97 | 251,754.16 | 10.91 | 265 | 5.76 | 5.93 |
| 266 | Jan25,27 | 2,287.29 | 243,865.01 | 10.90 | 266 | 5.96 | 5.92 |
| 267 | Feb25,27 | 2,213.82 | 236,199.26 | 10.89 | 267 | 5.83 | 5.92 |
| 268 | Mar25,27 | 2,142.50 | 228,750.80 | 10.88 | 268 | 5.52 | 5.91 |
| 269 | Apr25,27 | 2,075.05 | 221,514.25 | 10.89 | 269 | 6.24 | 5.96 |
| 270 | May25,27 | 2,007.78 | 214,483.21 | 10.88 | 270 | 5.84 | 5.89 |
| 271 | Jun25,27 | 1,942.47 | 207,652.04 | 10.87 | 271 | 5.71 | 5.88 |
| 272 | Jul25,27 | 1,879.08 | 201,015.27 | 10.86 | 272 | 5.91 | 5.87 |
| 273 | Aug25,27 | 1,817.55 | 194,567.55 | 10.85 | 273 | 5.78 | 5.86 |
| 274 | Sep25,27 | 1,757.83 | 188,303.72 | 10.84 | 274 | 5.83 | 5.85 |
| 275 | Oct25,27 | 1,696.68 | 182,217.66 | 10.81 | 275 | 5.83 | 5.84 |
| 276 | Nov25,27 | 1,640.52 | 176,305.60 | 10.80 | 276 | 5.79 | 5.83 |
| 277 | Dec25,27 | 1,586.02 | 170,562.76 | 10.80 | 277 | 5.66 | 5.83 |
| 278 | Jan25,28 | 1,533.12 | 164,984.48 | 10.79 | 278 | 5.86 | 5.82 |
| 279 | Feb25,28 | 1,481.79 | 159,566.25 | 10.78 | 279 | 5.73 | 5.81 |
| 280 | Mar25,28 | 1,431.97 | 154,303.66 | 10.77 | 280 | 5.78 | 5.80 |
| 281 | Apr25,28 | 1,381.37 | 149,191.67 | 10.74 | 281 | 5.77 | 5.79 |
| 282 | May25,28 | 1,334.54 | 144,226.93 | 10.73 | 282 | 5.73 | 5.78 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 283 | Jun25,28 | 1,289.10 | 139,405.40 | 10.73 | 283 | 5.60 | 5.77 |
| 284 | Jul25,28 | 1,245.01 | 134,723.13 | 10.72 | 284 | 5.81 | 5.76 |
| 285 | Aug25,28 | 1,202.23 | 130,176.29 | 10.71 | 285 | 5.68 | 5.75 |
| 286 | Sep25,28 | 1,160.74 | 125,761.14 | 10.70 | 286 | 5.73 | 5.75 |
| 287 | Oct25,28 | 1,115.62 | 121,472.36 | 10.65 | 287 | 5.72 | 5.68 |
| 288 | Nov25,28 | 1,076.73 | 117,308.24 | 10.64 | 288 | 5.68 | 5.73 |
| 289 | Dec25,28 | 1,039.00 | 113,265.34 | 10.63 | 289 | 5.55 | 5.72 |
| 290 | Jan25,29 | 1,002.41 | 109,340.30 | 10.62 | 290 | 5.76 | 5.71 |
| 291 | Feb25,29 | 966.92 | 105,529.87 | 10.61 | 291 | 5.63 | 5.70 |
| 292 | Mar25,29 | 932.49 | 101,830.89 | 10.60 | 292 | 5.31 | 5.70 |
| 293 | Apr25,29 | 901.56 | 98,241.16 | 10.62 | 293 | 6.04 | 5.75 |
| 294 | May25,29 | 869.09 | 94,756.73 | 10.62 | 294 | 5.63 | 5.68 |
| 295 | Jun25,29 | 837.61 | 91,374.69 | 10.61 | 295 | 5.50 | 5.67 |
| 296 | Jul25,29 | 807.09 | 88,092.21 | 10.60 | 296 | 5.71 | 5.66 |
| 297 | Aug25,29 | 777.49 | 84,906.53 | 10.59 | 297 | 5.58 | 5.65 |
| 298 | Sep25,29 | 748.79 | 81,814.96 | 10.58 | 298 | 5.63 | 5.65 |
| 299 | Oct25,29 | 716.28 | 78,813.18 | 10.51 | 299 | 5.62 | 5.58 |
| 300 | Nov25,29 | 689.39 | 75,900.46 | 10.50 | 300 | 5.58 | 5.63 |
| 301 | Dec25,29 | 663.40 | 73,074.37 | 10.49 | 301 | 5.45 | 5.62 |
| 302 | Jan25,30 | 638.22 | 70,332.51 | 10.48 | 302 | 5.66 | 5.61 |
| 303 | Feb25,30 | 613.81 | 67,672.53 | 10.47 | 303 | 5.53 | 5.61 |
| 304 | Mar25,30 | 590.15 | 65,092.15 | 10.46 | 304 | 5.22 | 5.60 |
| 305 | Apr25,30 | 568.73 | 62,589.73 | 10.48 | 305 | 5.94 | 5.65 |
| 306 | May25,30 | 546.37 | 60,162.46 | 10.48 | 306 | 5.54 | 5.58 |
| 307 | Jun25,30 | 524.79 | 57,808.28 | 10.47 | 307 | 5.41 | 5.58 |
| 308 | Jul25,30 | 503.88 | 55,525.15 | 10.46 | 308 | 5.61 | 5.57 |
| 309 | Aug25,30 | 483.62 | 53,311.10 | 10.45 | 309 | 5.48 | 5.56 |
| 310 | Sep25,30 | 463.99 | 51,164.19 | 10.44 | 310 | 5.54 | 5.55 |
| 311 | Oct25,30 | 442.06 | 49,081.40 | 10.37 | 311 | 5.53 | 5.48 |
| 312 | Nov25,30 | 423.71 | 47,062.13 | 10.36 | 312 | 5.49 | 5.54 |
| 313 | Dec25,30 | 405.99 | 45,104.62 | 10.35 | 313 | 5.36 | 5.53 |
| 314 | Jan25,31 | 388.83 | 43,207.14 | 10.34 | 314 | 5.57 | 5.53 |
| 315 | Feb25,31 | 372.21 | 41,367.99 | 10.34 | 315 | 5.44 | 5.52 |
| 316 | Mar25,31 | 356.12 | 39,585.55 | 10.33 | 316 | 5.13 | 5.51 |
| 317 | Apr25,31 | 341.74 | 37,858.70 | 10.36 | 317 | 5.86 | 5.57 |
| 318 | May25,31 | 326.57 | 36,185.35 | 10.35 | 318 | 5.45 | 5.50 |
| 319 | Jun25,31 | 311.92 | 34,564.00 | 10.34 | 319 | 5.32 | 5.49 |
| 320 | Jul25,31 | 297.74 | 32,993.21 | 10.34 | 320 | 5.53 | 5.49 |
| 321 | Aug25,31 | 284.02 | 31,471.53 | 10.33 | 321 | 5.40 | 5.48 |
| 322 | Sep25,31 | 270.74 | 29,997.59 | 10.32 | 322 | 5.46 | 5.47 |
| 323 | Oct25,31 | 256.89 | 28,569.62 | 10.28 | 323 | 5.45 | 5.47 |
| 324 | Nov25,31 | 244.48 | 27,186.76 | 10.27 | 324 | 5.41 | 5.46 |
| 325 | Dec25,31 | 232.50 | 25,847.73 | 10.26 | 325 | 5.29 | 5.46 |
| 326 | Jan25,32 | 220.91 | 24,551.31 | 10.26 | 326 | 5.49 | 5.45 |
| 327 | Feb25,32 | 209.70 | 23,296.26 | 10.25 | 327 | 5.37 | 5.44 |
| 328 | Mar25,32 | 198.86 | 22,081.43 | 10.24 | 328 | 5.42 | 5.44 |
| 329 | Apr25,32 | 188.09 | 20,905.54 | 10.22 | 329 | 5.42 | 5.43 |
| 330 | May25,32 | 177.96 | 19,767.61 | 10.22 | 330 | 5.38 | 5.43 |
| 331 | Jun25,32 | 168.18 | 18,666.57 | 10.21 | 331 | 5.25 | 5.42 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 332 | Jul25,32 | 158.73 | 17,601.36 | 10.20 | 332 | 5.46 | 5.42 |
| 333 | Aug25,32 | 149.60 | 16,570.96 | 10.20 | 333 | 5.33 | 5.41 |
| 334 | Sep25,32 | 140.77 | 15,574.38 | 10.19 | 334 | 5.39 | 5.41 |
| 335 | Oct25,32 | 131.78 | 14,610.44 | 10.15 | 335 | 5.39 | 5.34 |
| 336 | Nov25,32 | 123.56 | 13,678.42 | 10.15 | 336 | 5.35 | 5.40 |
| 337 | Dec25,32 | 115.64 | 12,777.41 | 10.15 | 337 | 5.22 | 5.40 |
| 338 | Jan25,33 | 107.98 | 11,906.52 | 10.14 | 338 | 5.43 | 5.39 |
| 339 | Feb25,33 | 100.59 | 11,064.87 | 10.14 | 339 | 5.31 | 5.39 |
| 340 | Mar25,33 | 93.46 | 10,251.63 | 10.14 | 340 | 5.00 | 5.38 |
| 341 | Apr25,33 | 86.91 | 9,466.12 | 10.17 | 341 | 5.73 | 5.44 |
| 342 | May25,33 | 80.24 | 8,707.37 | 10.17 | 342 | 5.32 | 5.38 |
| 343 | Jun25,33 | 73.81 | 7,974.60 | 10.17 | 343 | 5.20 | 5.37 |
| 344 | Jul25,33 | 67.60 | 7,267.07 | 10.17 | 344 | 5.41 | 5.37 |
| 345 | Aug25,33 | 61.62 | 6,584.04 | 10.18 | 345 | 5.28 | 5.37 |
| 346 | Sep25,33 | 55.85 | 5,924.79 | 10.18 | 346 | 5.34 | 5.36 |
| 347 | Oct25,33 | 50.01 | 5,288.52 | 10.13 | 347 | 5.34 | 5.30 |
| 348 | Nov25,33 | 44.68 | 4,674.70 | 10.14 | 348 | 5.30 | 5.36 |
| 349 | Dec25,33 | 39.54 | 4,082.66 | 10.15 | 349 | 5.18 | 5.35 |
| 350 | Jan25,34 | 34.59 | 3,511.77 | 10.17 | 350 | 5.39 | 5.35 |
| 351 | Feb25,34 | 29.82 | 2,961.40 | 10.19 | 351 | 5.27 | 5.35 |
| 352 | Mar25,34 | 25.23 | 2,430.96 | 10.22 | 352 | 4.96 | 5.35 |
| 353 | Apr25,34 | 20.91 | 1,919.89 | 10.32 | 353 | 5.69 | 5.41 |
| 354 | May25,34 | 16.64 | 1,427.57 | 10.40 | 354 | 5.29 | 5.34 |
| 355 | Jun25,34 | 12.54 | 953.44 | 10.54 | 355 | 5.16 | 5.34 |
| 356 | Jul25,34 | 8.59 | 496.96 | 10.81 | 356 | 5.38 | 5.34 |
| 357 | Aug25,34 | 4.79 | 177.88 | 11.57 | 357 | 5.25 | 5.34 |
| 358 | Sep25,34 | 1.91 | 11.52 | 12.89 | 358 | 5.31 | 5.34 |
| 359 | Oct25,34 | 0.12 | 0.00 | 12.50 | 359 | 5.32 | 5.34 |
| | | | | | 360 | 5.28 | 5.34 |

| *Shock* | *Shock 1mo* | *Shock 6mo* |
|---|---|---|
| 0.00 | 2.08 | 2.45 |
| 0.00 | 2.35 | 2.62 |
| 0.00 | 2.41 | 2.74 |
| 0.00 | 2.41 | 2.84 |
| 0.00 | 2.87 | 2.96 |
| 0.00 | 2.79 | 3.02 |
| 1.00 | 3.79 | 4.07 |
| 1.00 | 4.08 | 4.15 |
| 1.00 | 4.03 | 4.20 |
| 1.00 | 4.07 | 4.28 |
| 1.00 | 4.25 | 4.30 |
| 1.00 | 4.11 | 4.38 |
| 1.00 | 4.21 | 4.46 |
| 1.00 | 4.39 | 4.52 |
| 1.00 | 4.48 | 4.57 |
| 1.00 | 4.19 | 4.61 |
| 1.00 | 4.74 | 4.72 |
| 1.00 | 4.58 | 4.73 |
| 1.00 | 4.56 | 4.78 |
| 1.00 | 4.73 | 4.82 |
| 1.00 | 4.71 | 4.89 |
| 1.00 | 4.79 | 4.91 |
| 1.00 | 4.84 | 4.91 |
| 1.00 | 4.86 | 4.99 |
| 1.00 | 4.83 | 5.03 |
| 1.00 | 5.10 | 5.06 |
| 1.00 | 4.85 | 5.08 |
| 1.00 | 4.81 | 5.13 |
| 1.00 | 5.29 | 5.21 |
| 1.00 | 5.08 | 5.23 |
| 1.00 | 5.04 | 5.24 |
| 1.00 | 5.21 | 5.28 |
| 1.00 | 5.17 | 5.33 |
| 1.00 | 5.24 | 5.35 |
| 1.00 | 5.39 | 5.38 |
| 1.00 | 5.18 | 5.40 |
| 1.00 | 5.25 | 5.45 |

| | | |
|---|---|---|
| 1.00 | 5.54 | 5.48 |
| 1.00 | 5.26 | 5.52 |
| 1.00 | 5.45 | 5.55 |
| 1.00 | 5.48 | 5.59 |
| 1.00 | 5.49 | 5.62 |
| 1.00 | 5.45 | 5.65 |
| 1.00 | 5.74 | 5.68 |
| 1.00 | 5.45 | 5.70 |
| 1.00 | 5.64 | 5.75 |
| 1.00 | 5.68 | 5.74 |
| 1.00 | 5.69 | 5.81 |
| 1.00 | 5.63 | 5.86 |
| 1.00 | 5.81 | 5.87 |
| 1.00 | 5.76 | 5.90 |
| 1.00 | 5.58 | 5.95 |
| 1.00 | 6.12 | 6.00 |
| 1.00 | 6.00 | 5.99 |
| 1.00 | 5.68 | 6.02 |
| 1.00 | 5.99 | 6.04 |
| 1.00 | 6.06 | 6.07 |
| 1.00 | 5.87 | 6.07 |
| 1.00 | 6.03 | 6.07 |
| 1.00 | 6.16 | 6.14 |
| 1.00 | 5.83 | 6.17 |
| 1.00 | 6.14 | 6.19 |
| 1.00 | 6.08 | 6.21 |
| 1.00 | 5.87 | 6.25 |
| 1.00 | 6.44 | 6.29 |
| 1.00 | 6.30 | 6.26 |
| 1.00 | 5.95 | 6.27 |
| 1.00 | 6.26 | 6.29 |
| 1.00 | 6.32 | 6.30 |
| 1.00 | 6.11 | 6.29 |
| 1.00 | 6.26 | 6.28 |
| 1.00 | 6.39 | 6.34 |
| 1.00 | 6.03 | 6.36 |
| 1.00 | 6.34 | 6.37 |
| 1.00 | 6.27 | 6.39 |
| 1.00 | 6.05 | 6.44 |
| 1.00 | 6.63 | 6.48 |
| 1.00 | 6.48 | 6.46 |
| 1.00 | 6.12 | 6.48 |
| 1.00 | 6.45 | 6.51 |
| 1.00 | 6.52 | 6.53 |
| 1.00 | 6.31 | 6.53 |
| 1.00 | 6.48 | 6.58 |
| 1.00 | 6.63 | 6.60 |
| 1.00 | 6.27 | 6.60 |
| 1.00 | 6.60 | 6.64 |

| | | |
|---|---|---|
| 1.00 | 6.52 | 6.65 |
| 1.00 | 6.59 | 6.67 |
| 1.00 | 6.61 | 6.68 |
| 1.00 | 6.60 | 6.68 |
| 1.00 | 6.51 | 6.69 |
| 1.00 | 6.69 | 6.69 |
| 1.00 | 6.60 | 6.70 |
| 1.00 | 6.65 | 6.70 |
| 1.00 | 6.66 | 6.65 |
| 1.00 | 6.63 | 6.73 |
| 1.00 | 6.53 | 6.71 |
| 1.00 | 6.71 | 6.71 |
| 1.00 | 6.61 | 6.72 |
| 1.00 | 6.37 | 6.73 |
| 1.00 | 7.13 | 6.79 |
| 1.00 | 6.50 | 6.73 |
| 1.00 | 6.56 | 6.77 |
| 1.00 | 6.75 | 6.78 |
| 1.00 | 6.66 | 6.79 |
| 1.00 | 6.73 | 6.81 |
| 1.00 | 6.74 | 6.77 |
| 1.00 | 6.73 | 6.87 |
| 1.00 | 6.65 | 6.85 |
| 1.00 | 6.84 | 6.87 |
| 1.00 | 6.75 | 6.88 |
| 1.00 | 6.51 | 6.89 |
| 1.00 | 7.30 | 6.96 |
| 1.00 | 6.66 | 6.89 |
| 1.00 | 6.73 | 6.93 |
| 1.00 | 6.92 | 6.94 |
| 1.00 | 6.83 | 6.95 |
| 1.00 | 6.89 | 6.96 |
| 1.00 | 6.90 | 6.92 |
| 1.00 | 6.89 | 7.01 |
| 1.00 | 6.79 | 7.00 |
| 1.00 | 6.99 | 7.01 |
| 1.00 | 6.89 | 7.02 |
| 1.00 | 6.64 | 7.04 |
| 1.00 | 7.45 | 7.10 |
| 1.00 | 6.79 | 7.03 |
| 1.00 | 6.86 | 7.08 |
| 1.00 | 7.06 | 7.09 |
| 1.00 | 6.97 | 7.10 |
| 1.00 | 7.03 | 7.12 |
| 1.00 | 7.05 | 7.13 |
| 1.00 | 7.04 | 7.14 |
| 1.00 | 6.94 | 7.15 |
| 1.00 | 7.14 | 7.16 |
| 1.00 | 7.04 | 7.17 |

| | | |
|---|---|---|
| 1.00 | 7.11 | 7.18 |
| 1.00 | 7.12 | 7.18 |
| 1.00 | 7.10 | 7.19 |
| 1.00 | 7.00 | 7.19 |
| 1.00 | 7.19 | 7.19 |
| 1.00 | 7.08 | 7.19 |
| 1.00 | 7.14 | 7.20 |
| 1.00 | 7.14 | 7.14 |
| 1.00 | 7.12 | 7.20 |
| 1.00 | 7.01 | 7.21 |
| 1.00 | 7.20 | 7.21 |
| 1.00 | 7.10 | 7.22 |
| 1.00 | 6.83 | 7.23 |
| 1.00 | 7.50 | 7.29 |
| 1.00 | 7.14 | 7.25 |
| 1.00 | 7.04 | 7.26 |
| 1.00 | 7.24 | 7.27 |
| 1.00 | 7.14 | 7.28 |
| 1.00 | 7.21 | 7.29 |
| 1.00 | 7.22 | 7.25 |
| 1.00 | 7.21 | 7.32 |
| 1.00 | 7.11 | 7.33 |
| 1.00 | 7.31 | 7.34 |
| 1.00 | 7.21 | 7.35 |
| 1.00 | 6.94 | 7.35 |
| 1.00 | 7.63 | 7.42 |
| 1.00 | 7.27 | 7.37 |
| 1.00 | 7.16 | 7.37 |
| 1.00 | 7.37 | 7.38 |
| 1.00 | 7.26 | 7.38 |
| 1.00 | 7.32 | 7.39 |
| 1.00 | 7.33 | 7.33 |
| 1.00 | 7.30 | 7.39 |
| 1.00 | 7.19 | 7.39 |
| 1.00 | 7.39 | 7.39 |
| 1.00 | 7.28 | 7.39 |
| 1.00 | 6.99 | 7.39 |
| 1.00 | 7.68 | 7.44 |
| 1.00 | 7.30 | 7.38 |
| 1.00 | 7.19 | 7.37 |
| 1.00 | 7.38 | 7.37 |
| 1.00 | 7.27 | 7.36 |
| 1.00 | 7.32 | 7.36 |
| 1.00 | 7.31 | 7.35 |
| 1.00 | 7.28 | 7.34 |
| 1.00 | 7.15 | 7.33 |
| 1.00 | 7.35 | 7.33 |
| 1.00 | 7.23 | 7.32 |
| 1.00 | 7.28 | 7.31 |

| | | |
|---|---|---|
| 1.00 | 7.27 | 7.31 |
| 1.00 | 7.24 | 7.30 |
| 1.00 | 7.11 | 7.29 |
| 1.00 | 7.31 | 7.29 |
| 1.00 | 7.19 | 7.28 |
| 1.00 | 7.24 | 7.28 |
| 1.00 | 7.23 | 7.21 |
| 1.00 | 7.20 | 7.26 |
| 1.00 | 7.08 | 7.26 |
| 1.00 | 7.27 | 7.25 |
| 1.00 | 7.15 | 7.25 |
| 1.00 | 6.85 | 7.24 |
| 1.00 | 7.55 | 7.29 |
| 1.00 | 7.16 | 7.23 |
| 1.00 | 7.04 | 7.22 |
| 1.00 | 7.24 | 7.22 |
| 1.00 | 7.12 | 7.21 |
| 1.00 | 7.17 | 7.21 |
| 1.00 | 7.17 | 7.14 |
| 1.00 | 7.13 | 7.20 |
| 1.00 | 7.01 | 7.20 |
| 1.00 | 7.21 | 7.19 |
| 1.00 | 7.09 | 7.19 |
| 1.00 | 6.79 | 7.19 |
| 1.00 | 7.50 | 7.24 |
| 1.00 | 7.11 | 7.18 |
| 1.00 | 6.99 | 7.18 |
| 1.00 | 7.19 | 7.17 |
| 1.00 | 7.07 | 7.17 |
| 1.00 | 7.13 | 7.17 |
| 1.00 | 7.12 | 7.11 |
| 1.00 | 7.09 | 7.17 |
| 1.00 | 6.97 | 7.16 |
| 1.00 | 7.18 | 7.16 |
| 1.00 | 7.06 | 7.16 |
| 1.00 | 6.76 | 7.16 |
| 1.00 | 7.47 | 7.22 |
| 1.00 | 7.08 | 7.16 |
| 1.00 | 6.97 | 7.16 |
| 1.00 | 7.17 | 7.16 |
| 1.00 | 7.05 | 7.16 |
| 1.00 | 7.11 | 7.17 |
| 1.00 | 7.12 | 7.17 |
| 1.00 | 7.09 | 7.17 |
| 1.00 | 6.97 | 7.18 |
| 1.00 | 7.18 | 7.18 |
| 1.00 | 7.06 | 7.19 |
| 1.00 | 7.13 | 7.19 |
| 1.00 | 7.14 | 7.19 |

| | | |
|---|---|---|
| 1.00 | 7.11 | 7.19 |
| 1.00 | 6.99 | 7.19 |
| 1.00 | 7.21 | 7.18 |
| 1.00 | 7.08 | 7.18 |
| 1.00 | 7.14 | 7.17 |
| 1.00 | 7.13 | 7.10 |
| 1.00 | 7.09 | 7.15 |
| 1.00 | 6.97 | 7.14 |
| 1.00 | 7.17 | 7.14 |
| 1.00 | 7.04 | 7.13 |
| 1.00 | 6.73 | 7.12 |
| 1.00 | 7.45 | 7.17 |
| 1.00 | 7.05 | 7.10 |
| 1.00 | 6.92 | 7.09 |
| 1.00 | 7.12 | 7.08 |
| 1.00 | 6.99 | 7.08 |
| 1.00 | 7.04 | 7.07 |
| 1.00 | 7.04 | 7.00 |
| 1.00 | 7.00 | 7.05 |
| 1.00 | 6.87 | 7.04 |
| 1.00 | 7.07 | 7.03 |
| 1.00 | 6.94 | 7.02 |
| 1.00 | 6.63 | 7.01 |
| 1.00 | 7.35 | 7.07 |
| 1.00 | 6.94 | 7.00 |
| 1.00 | 6.81 | 6.99 |
| 1.00 | 7.02 | 6.98 |
| 1.00 | 6.89 | 6.97 |
| 1.00 | 6.94 | 6.96 |
| 1.00 | 6.93 | 6.89 |
| 1.00 | 6.89 | 6.94 |
| 1.00 | 6.76 | 6.93 |
| 1.00 | 6.96 | 6.92 |
| 1.00 | 6.83 | 6.92 |
| 1.00 | 6.52 | 6.91 |
| 1.00 | 7.24 | 6.96 |
| 1.00 | 6.84 | 6.89 |
| 1.00 | 6.71 | 6.88 |
| 1.00 | 6.91 | 6.87 |
| 1.00 | 6.78 | 6.86 |
| 1.00 | 6.83 | 6.85 |
| 1.00 | 6.83 | 6.84 |
| 1.00 | 6.79 | 6.83 |
| 1.00 | 6.66 | 6.83 |
| 1.00 | 6.86 | 6.82 |
| 1.00 | 6.73 | 6.81 |
| 1.00 | 6.78 | 6.80 |
| 1.00 | 6.77 | 6.79 |
| 1.00 | 6.73 | 6.78 |

| | | |
|---|---|---|
| 1.00 | 6.60 | 6.77 |
| 1.00 | 6.81 | 6.76 |
| 1.00 | 6.68 | 6.75 |
| 1.00 | 6.73 | 6.75 |
| 1.00 | 6.72 | 6.68 |
| 1.00 | 6.68 | 6.73 |
| 1.00 | 6.55 | 6.72 |
| 1.00 | 6.76 | 6.71 |
| 1.00 | 6.63 | 6.70 |
| 1.00 | 6.31 | 6.70 |
| 1.00 | 7.04 | 6.75 |
| 1.00 | 6.63 | 6.68 |
| 1.00 | 6.50 | 6.67 |
| 1.00 | 6.71 | 6.66 |
| 1.00 | 6.58 | 6.65 |
| 1.00 | 6.63 | 6.65 |
| 1.00 | 6.62 | 6.58 |
| 1.00 | 6.58 | 6.63 |
| 1.00 | 6.45 | 6.62 |
| 1.00 | 6.66 | 6.61 |
| 1.00 | 6.53 | 6.61 |
| 1.00 | 6.22 | 6.60 |
| 1.00 | 6.94 | 6.65 |
| 1.00 | 6.54 | 6.58 |
| 1.00 | 6.41 | 6.58 |
| 1.00 | 6.61 | 6.57 |
| 1.00 | 6.48 | 6.56 |
| 1.00 | 6.54 | 6.55 |
| 1.00 | 6.53 | 6.48 |
| 1.00 | 6.49 | 6.54 |
| 1.00 | 6.36 | 6.53 |
| 1.00 | 6.57 | 6.53 |
| 1.00 | 6.44 | 6.52 |
| 1.00 | 6.13 | 6.51 |
| 1.00 | 6.86 | 6.57 |
| 1.00 | 6.45 | 6.50 |
| 1.00 | 6.32 | 6.49 |
| 1.00 | 6.53 | 6.49 |
| 1.00 | 6.40 | 6.48 |
| 1.00 | 6.46 | 6.47 |
| 1.00 | 6.45 | 6.47 |
| 1.00 | 6.41 | 6.46 |
| 1.00 | 6.29 | 6.46 |
| 1.00 | 6.49 | 6.45 |
| 1.00 | 6.37 | 6.44 |
| 1.00 | 6.42 | 6.44 |
| 1.00 | 6.42 | 6.43 |
| 1.00 | 6.38 | 6.43 |
| 1.00 | 6.25 | 6.42 |

| | | |
|---|---|---|
| 1.00 | 6.46 | 6.42 |
| 1.00 | 6.33 | 6.41 |
| 1.00 | 6.39 | 6.41 |
| 1.00 | 6.39 | 6.34 |
| 1.00 | 6.35 | 6.40 |
| 1.00 | 6.22 | 6.40 |
| 1.00 | 6.43 | 6.39 |
| 1.00 | 6.31 | 6.39 |
| 1.00 | 6.00 | 6.38 |
| 1.00 | 6.73 | 6.44 |
| 1.00 | 6.32 | 6.38 |
| 1.00 | 6.20 | 6.37 |
| 1.00 | 6.41 | 6.37 |
| 1.00 | 6.28 | 6.37 |
| 1.00 | 6.34 | 6.36 |
| 1.00 | 6.34 | 6.30 |
| 1.00 | 6.30 | 6.36 |
| 1.00 | 6.18 | 6.35 |
| 1.00 | 6.39 | 6.35 |
| 1.00 | 6.27 | 6.35 |
| 1.00 | 5.96 | 6.35 |
| 1.00 | 6.69 | 6.41 |
| 1.00 | 6.29 | 6.34 |
| 1.00 | 6.16 | 6.34 |
| 1.00 | 6.38 | 6.34 |
| 1.00 | 6.25 | 6.34 |
| 1.00 | 6.31 | 6.34 |
| 1.00 | 6.32 | 6.34 |
| 1.00 | 6.28 | 6.34 |

:ription of the under-lying assests has not been independently verified by CSFBC. CSFBC is not
ed in any scenario. The above analysis alone is not intended to be a prospectus
:urities in any jurisdiction in which such offer, solicitation or sale would be

**RASC 2004-KS11**

| | | | | | |
|---|---|---|---|---|---|
| Prepayment Speed | | 50% Pricing | 50% Pricing | 50% Pricing | 75% Pricing |
| Losses | | CDR | CDR | CDR | CDR |
| Loss Severity | | 40% | 40% | 40% | 40% |
| Lag | | 12 | 12 | 12 | 12 |
| LIBOR | | FWD | FWD + 100 | FWD + 200 | FWD |
| Triggers | | Fail | Fail | Fail | Fail |
| Optional Redemption | | To Maturity | To Maturity | To Maturity | To Maturity |
| **Class M3** | | | | | |
| WAL | 0 | 17.44 | 17.93 | 18.77 | 13.59 |
| Cum Loss | | 17.08% | 16.09% | 14.59% | 13.05% |
| Cum Default | | 42.33% | 39.87% | 36.16% | 32.34% |
| CDR Multiple | | 12.2 CDR | 11.1 CDR | 9.6 CDR | 11.8 CDR |

| | | | | |
|---|---|---|---|---|
| 75% Pricing | 75% Pricing | 100% Pricing | 100% Pricing | 100% Pricing |
| CDR | CDR | CDR | CDR | CDR |
| 40% | 40% | 40% | 40% | 40% |
| 12 | 12 | 12 | 12 | 12 |
| FWD + 100 | FWD + 200 | FWD | FWD + 100 | FWD + 200 |
| Fail | Fail | Fail | Fail | Fail |
| To Maturity | To Maturity | To Maturity | To Maturity | To Maturity |
| 14.07 | 14.49 | 10.83 | 11.06 | 11.49 |
| 12.13% | 10.79% | 10.44% | 9.54% | 8.52% |
| 30.07% | 26.75% | 25.87% | 23.64% | 21.11% |
| 10.7 CDR | 9.2 CDR | 11.5 CDR | 10.3 CDR | 9.0 CDR |

**RASC 2004-KS11**

| Prepayment Speed | | 100% Pricing | 100% Pricing |
|---|---|---|---|
| LIBOR | | Static | FWD |
| Optional Redemption | | To Maturity | To Maturity |

| Period Total | Date | | |
|---|---|---|---|
| 0 | Nov29,04 | | |
| 1 | Dec25,04 | 4.70 | 4.70 |
| 2 | Jan25,05 | 4.28 | 4.00 |
| 3 | Feb25,05 | 4.28 | 3.94 |
| 4 | Mar25,05 | 4.53 | 4.22 |
| 5 | Apr25,05 | 4.27 | 3.46 |
| 6 | May25,05 | 4.35 | 3.65 |
| 7 | Jun25,05 | 4.26 | 3.53 |
| 8 | Jul25,05 | 4.34 | 3.35 |
| 9 | Aug25,05 | 4.25 | 3.28 |
| 10 | Sep25,05 | 4.25 | 3.23 |
| 11 | Oct25,05 | 4.33 | 3.17 |
| 12 | Nov25,05 | 4.24 | 3.18 |
| 13 | Dec25,05 | 4.31 | 3.19 |
| 14 | Jan25,06 | 4.22 | 2.88 |
| 15 | Feb25,06 | 4.21 | 2.78 |
| 16 | Mar25,06 | 4.47 | 3.44 |
| 17 | Apr25,06 | 4.20 | 2.51 |
| 18 | May25,06 | 4.28 | 2.79 |
| 19 | Jun25,06 | 4.18 | 2.67 |
| 20 | Jul25,06 | 4.26 | 2.63 |
| 21 | Aug25,06 | 4.17 | 2.51 |
| 22 | Sep25,06 | 4.15 | 2.42 |
| 23 | Oct25,06 | 5.88 | 4.80 |
| 24 | Nov25,06 | 5.78 | 4.61 |
| 25 | Dec25,06 | 5.85 | 4.77 |
| 26 | Jan25,07 | 5.74 | 4.33 |
| 27 | Feb25,07 | 5.73 | 4.57 |
| 28 | Mar25,07 | 5.99 | 5.04 |
| 29 | Apr25,07 | 5.70 | 4.80 |
| 30 | May25,07 | 5.78 | 5.16 |
| 31 | Jun25,07 | 5.68 | 5.02 |
| 32 | Jul25,07 | 5.75 | 5.00 |
| 33 | Aug25,07 | 5.65 | 4.86 |
| 34 | Sep25,07 | 5.64 | 4.78 |
| 35 | Oct25,07 | 5.86 | 5.11 |
| 36 | Nov25,07 | 5.89 | 5.33 |
| 37 | Dec25,07 | 5.96 | 5.40 |
| 38 | Jan25,08 | 5.95 | 5.01 |

| | | | |
|---|---|---|---|
| 39 | Feb25,08 | 5.98 | 5.33 |
| 40 | Mar25,08 | 6.18 | 5.50 |
| 41 | Apr25,08 | 6.02 | 5.38 |
| 42 | May25,08 | 6.13 | 5.62 |
| 43 | Jun25,08 | 6.05 | 5.50 |
| 44 | Jul25,08 | 6.15 | 5.39 |
| 45 | Aug25,08 | 6.07 | 5.52 |
| 46 | Sep25,08 | 6.08 | 5.33 |
| 47 | Oct25,08 | 6.17 | 5.61 |
| 48 | Nov25,08 | 6.09 | 5.47 |
| 49 | Dec25,08 | 6.18 | 5.70 |
| 50 | Jan25,09 | 6.09 | 5.35 |
| 51 | Feb25,09 | 6.10 | 5.40 |
| 52 | Mar25,09 | 6.36 | 6.09 |
| 53 | Apr25,09 | 6.10 | 5.25 |
| 54 | May25,09 | 6.19 | 5.57 |
| 55 | Jun25,09 | 6.11 | 5.71 |
| 56 | Jul25,09 | 6.20 | 5.58 |
| 57 | Aug25,09 | 6.12 | 5.34 |
| 58 | Sep25,09 | 6.12 | 5.53 |
| 59 | Oct25,09 | 6.21 | 5.61 |
| 60 | Nov25,09 | 6.13 | 5.31 |
| 61 | Dec25,09 | 6.22 | 5.82 |
| 62 | Jan25,10 | 6.14 | 5.34 |
| 63 | Feb25,10 | 6.14 | 5.40 |
| 64 | Mar25,10 | 6.40 | 6.14 |
| 65 | Apr25,10 | 6.15 | 5.23 |
| 66 | May25,10 | 6.24 | 5.57 |
| 67 | Jun25,10 | 6.16 | 5.73 |
| 68 | Jul25,10 | 6.25 | 5.62 |
| 69 | Aug25,10 | 6.17 | 5.38 |
| 70 | Sep25,10 | 6.18 | 5.59 |
| 71 | Oct25,10 | 6.27 | 5.63 |
| 72 | Nov25,10 | 5.78 | 4.91 |
| 73 | Dec25,10 | 5.88 | 5.46 |
| 74 | Jan25,11 | 5.79 | 4.97 |
| 75 | Feb25,11 | 5.79 | 5.05 |
| 76 | Mar25,11 | 6.08 | 5.84 |
| 77 | Apr25,11 | 5.80 | 4.87 |
| 78 | May25,11 | 5.90 | 5.23 |
| 79 | Jun25,11 | 5.81 | 5.38 |
| 80 | Jul25,11 | 5.91 | 5.27 |
| 81 | Aug25,11 | 5.82 | 5.01 |
| 82 | Sep25,11 | 5.83 | 5.22 |
| 83 | Oct25,11 | 5.93 | 5.35 |
| 84 | Nov25,11 | 5.85 | 5.03 |
| 85 | Dec25,11 | 5.96 | 5.58 |
| 86 | Jan25,12 | 5.87 | 5.09 |
| 87 | Feb25,12 | 5.89 | 5.18 |
| 88 | Mar25,12 | 6.08 | 5.53 |
| 89 | Apr25,12 | 5.91 | 5.20 |
| 90 | May25,12 | 6.01 | 5.43 |

| | | | |
|---|---|---|---|
| 91 | Jun25,12 | 5.93 | 5.34 |
| 92 | Jul25,12 | 6.04 | 5.39 |
| 93 | Aug25,12 | 5.96 | 5.29 |
| 94 | Sep25,12 | 5.97 | 5.27 |
| 95 | Oct25,12 | 6.08 | 5.45 |
| 96 | Nov25,12 | 6.00 | 5.31 |
| 97 | Dec25,12 | 6.10 | 5.61 |
| 98 | Jan25,13 | 6.03 | 5.28 |
| 99 | Feb25,13 | 6.05 | 5.40 |
| 100 | Mar25,13 | 6.32 | 6.18 |
| 101 | Apr25,13 | 6.08 | 5.09 |
| 102 | May25,13 | 6.18 | 5.86 |
| 103 | Jun25,13 | 6.12 | 5.65 |
| 104 | Jul25,13 | 6.22 | 5.70 |
| 105 | Aug25,13 | 6.16 | 5.63 |
| 106 | Sep25,13 | 6.18 | 5.60 |
| 107 | Oct25,13 | 6.28 | 5.79 |
| 108 | Nov25,13 | 6.22 | 5.66 |
| 109 | Dec25,13 | 6.32 | 5.95 |
| 110 | Jan25,14 | 6.27 | 5.65 |
| 111 | Feb25,14 | 6.29 | 5.76 |
| 112 | Mar25,14 | 6.55 | 6.51 |
| 113 | Apr25,14 | 6.34 | 5.54 |
| 114 | May25,14 | 6.44 | 6.27 |
| 115 | Jun25,14 | 6.38 | 6.08 |
| 116 | Jul25,14 | 6.48 | 6.15 |
| 117 | Aug25,14 | 6.43 | 6.09 |
| 118 | Sep25,14 | 6.45 | 6.09 |
| 119 | Oct25,14 | 6.55 | 6.27 |
| 120 | Nov25,14 | 6.50 | 6.17 |
| 121 | Dec25,14 | 6.60 | 6.46 |
| 122 | Jan25,15 | 6.56 | 6.21 |
| 123 | Feb25,15 | 6.59 | 6.34 |
| 124 | Mar25,15 | 6.82 | 7.03 |
| 125 | Apr25,15 | 6.65 | 6.19 |
| 126 | May25,15 | 6.75 | 6.87 |
| 127 | Jun25,15 | 6.71 | 6.74 |
| 128 | Jul25,15 | 6.81 | 6.82 |
| 129 | Aug25,15 | 6.78 | 6.80 |
| 130 | Sep25,15 | 6.82 | 6.84 |
| 131 | Oct25,15 | 6.91 | 7.07 |
| 132 | Nov25,15 | 6.89 | 7.02 |
| 133 | Dec25,15 | 6.99 | 7.30 |
| 134 | Jan25,16 | 6.98 | 7.13 |
| 135 | Feb25,16 | 7.02 | 7.28 |
| 136 | Mar25,16 | 7.17 | 7.59 |
| 137 | Apr25,16 | 7.11 | 7.46 |
| 138 | May25,16 | 7.21 | 7.70 |
| 139 | Jun25,16 | 7.21 | 7.74 |
| 140 | Jul25,16 | 7.30 | 7.86 |
| 141 | Aug25,16 | 7.31 | 7.92 |
| 142 | Sep25,16 | 7.37 | 8.01 |

| | | | |
|---|---|---|---|
| 143 | Oct25,16 | 7.46 | 8.21 |
| 144 | Nov25,16 | 7.48 | 8.24 |
| 145 | Dec25,16 | 7.58 | 8.51 |
| 146 | Jan25,17 | 7.60 | 8.48 |
| 147 | Feb25,17 | 7.67 | 8.66 |
| 148 | Mar25,17 | 7.82 | 9.11 |
| 149 | Apr25,17 | 7.81 | 8.93 |
| 150 | May25,17 | 7.90 | 9.26 |
| 151 | Jun25,17 | 7.95 | 9.39 |
| 152 | Jul25,17 | 8.05 | 9.56 |
| 153 | Aug25,17 | 8.11 | 9.71 |
| 154 | Sep25,17 | 8.19 | 9.88 |
| 155 | Oct25,17 | 8.29 | 10.07 |
| 156 | Nov25,17 | 8.36 | 10.24 |
| 157 | Dec25,17 | 8.46 | 10.47 |
| 158 | Jan25,18 | 8.55 | 10.65 |
| 159 | Feb25,18 | 8.61 | 10.87 |
| 160 | Mar25,18 | 8.61 | 11.03 |
| 161 | Apr25,18 | 8.61 | 11.11 |
| 162 | May25,18 | 8.61 | 11.10 |
| 163 | Jun25,18 | 8.60 | 11.09 |
| 164 | Jul25,18 | 8.60 | 11.08 |
| 165 | Aug25,18 | 8.60 | 11.06 |
| 166 | Sep25,18 | 8.60 | 11.05 |
| 167 | Oct25,18 | 8.59 | 10.99 |
| 168 | Nov25,18 | 8.59 | 10.98 |
| 169 | Dec25,18 | 8.59 | 10.96 |
| 170 | Jan25,19 | 8.59 | 10.95 |
| 171 | Feb25,19 | 8.59 | 10.94 |
| 172 | Mar25,19 | 8.58 | 10.93 |
| 173 | Apr25,19 | 8.58 | 10.97 |
| 174 | May25,19 | 8.58 | 10.96 |
| 175 | Jun25,19 | 8.58 | 10.95 |
| 176 | Jul25,19 | 8.58 | 10.93 |
| 177 | Aug25,19 | 8.57 | 10.92 |
| 178 | Sep25,19 | 8.57 | 10.91 |
| 179 | Oct25,19 | 8.54 | 10.84 |
| 180 | Nov25,19 | 8.54 | 10.83 |
| 181 | Dec25,19 | 8.53 | 10.81 |
| 182 | Jan25,20 | 8.53 | 10.80 |
| 183 | Feb25,20 | 8.53 | 10.78 |
| 184 | Mar25,20 | 8.53 | 10.77 |
| 185 | Apr25,20 | 8.52 | 10.73 |
| 186 | May25,20 | 8.52 | 10.71 |
| 187 | Jun25,20 | 8.52 | 10.70 |
| 188 | Jul25,20 | 8.51 | 10.68 |
| 189 | Aug25,20 | 8.51 | 10.67 |
| 190 | Sep25,20 | 8.51 | 10.65 |
| 191 | Oct25,20 | 8.50 | 10.59 |
| 192 | Nov25,20 | 8.50 | 10.57 |
| 193 | Dec25,20 | 8.50 | 10.56 |
| 194 | Jan25,21 | 8.50 | 10.54 |

| | | | |
|---|---|---|---|
| 195 | Feb25,21 | 8.49 | 10.53 |
| 196 | Mar25,21 | 8.49 | 10.51 |
| 197 | Apr25,21 | 8.49 | 10.53 |
| 198 | May25,21 | 8.48 | 10.52 |
| 199 | Jun25,21 | 8.48 | 10.50 |
| 200 | Jul25,21 | 8.48 | 10.49 |
| 201 | Aug25,21 | 8.47 | 10.47 |
| 202 | Sep25,21 | 8.47 | 10.46 |
| 203 | Oct25,21 | 8.47 | 10.37 |
| 204 | Nov25,21 | 8.46 | 10.35 |
| 205 | Dec25,21 | 8.46 | 10.34 |
| 206 | Jan25,22 | 8.46 | 10.32 |
| 207 | Feb25,22 | 8.46 | 10.31 |
| 208 | Mar25,22 | 8.45 | 10.30 |
| 209 | Apr25,22 | 8.45 | 10.33 |
| 210 | May25,22 | 8.45 | 10.31 |
| 211 | Jun25,22 | 8.44 | 10.29 |
| 212 | Jul25,22 | 8.44 | 10.28 |
| 213 | Aug25,22 | 8.44 | 10.26 |
| 214 | Sep25,22 | 8.43 | 10.25 |
| 215 | Oct25,22 | 8.43 | 10.18 |
| 216 | Nov25,22 | 8.43 | 10.16 |
| 217 | Dec25,22 | 8.43 | 10.15 |
| 218 | Jan25,23 | 8.42 | 10.13 |
| 219 | Feb25,23 | 8.42 | 10.12 |
| 220 | Mar25,23 | 8.42 | 10.11 |
| 221 | Apr25,23 | 8.41 | 10.14 |
| 222 | May25,23 | 8.41 | 10.12 |
| 223 | Jun25,23 | 8.41 | 10.11 |
| 224 | Jul25,23 | 8.40 | 10.09 |
| 225 | Aug25,23 | 8.40 | 10.08 |
| 226 | Sep25,23 | 8.40 | 10.06 |
| 227 | Oct25,23 | 8.40 | 10.03 |
| 228 | Nov25,23 | 8.39 | 10.01 |
| 229 | Dec25,23 | 8.39 | 10.00 |
| 230 | Jan25,24 | 8.39 | 9.98 |
| 231 | Feb25,24 | 8.38 | 9.97 |
| 232 | Mar25,24 | 8.38 | 9.96 |
| 233 | Apr25,24 | 8.38 | 9.95 |
| 234 | May25,24 | 8.38 | 9.94 |
| 235 | Jun25,24 | 8.37 | 9.92 |
| 236 | Jul25,24 | 8.37 | 9.91 |
| 237 | Aug25,24 | 8.37 | 9.89 |
| 238 | Sep25,24 | 8.36 | 9.88 |
| 239 | Oct25,24 | 8.36 | 9.83 |
| 240 | Nov25,24 | 8.36 | 9.82 |
| 241 | Dec25,24 | 8.36 | 9.80 |
| 242 | Jan25,25 | 8.35 | 9.79 |
| 243 | Feb25,25 | 8.35 | 9.78 |
| 244 | Mar25,25 | 8.35 | 9.76 |
| 245 | Apr25,25 | 8.34 | 9.77 |
| 246 | May25,25 | 8.34 | 9.76 |

| | | | |
|---|---|---|---|
| 247 | Jun25,25 | 8.34 | 9.74 |
| 248 | Jul25,25 | 8.34 | 9.73 |
| 249 | Aug25,25 | 8.33 | 9.72 |
| 250 | Sep25,25 | 8.33 | 9.70 |
| 251 | Oct25,25 | 8.33 | 9.63 |
| 252 | Nov25,25 | 8.33 | 9.62 |
| 253 | Dec25,25 | 8.32 | 9.61 |
| 254 | Jan25,26 | 8.32 | 9.59 |
| 255 | Feb25,26 | 8.32 | 9.58 |
| 256 | Mar25,26 | 8.32 | 9.57 |
| 257 | Apr25,26 | 8.31 | 9.58 |
| 258 | May25,26 | 8.31 | 9.56 |
| 259 | Jun25,26 | 8.31 | 9.55 |
| 260 | Jul25,26 | 8.31 | 9.54 |
| 261 | Aug25,26 | 8.30 | 9.53 |
| 262 | Sep25,26 | 8.30 | 9.51 |
| 263 | Oct25,26 | 8.30 | 9.45 |
| 264 | Nov25,26 | 8.30 | 9.43 |
| 265 | Dec25,26 | 8.29 | 9.42 |
| 266 | Jan25,27 | 8.29 | 9.41 |
| 267 | Feb25,27 | 8.29 | 9.40 |
| 268 | Mar25,27 | 8.29 | 9.39 |
| 269 | Apr25,27 | 8.28 | 9.39 |
| 270 | May25,27 | 8.28 | 9.38 |
| 271 | Jun25,27 | 8.28 | 9.37 |
| 272 | Jul25,27 | 8.28 | 9.36 |
| 273 | Aug25,27 | 8.27 | 9.35 |
| 274 | Sep25,27 | 8.27 | 9.34 |
| 275 | Oct25,27 | 8.27 | 9.29 |
| 276 | Nov25,27 | 8.27 | 9.28 |
| 277 | Dec25,27 | 8.26 | 9.27 |
| 278 | Jan25,28 | 8.26 | 9.26 |
| 279 | Feb25,28 | 8.26 | 9.25 |
| 280 | Mar25,28 | 8.26 | 9.24 |
| 281 | Apr25,28 | 8.26 | 9.21 |
| 282 | May25,28 | 8.25 | 9.20 |
| 283 | Jun25,28 | 8.25 | 9.19 |
| 284 | Jul25,28 | 8.25 | 9.18 |
| 285 | Aug25,28 | 8.25 | 9.17 |
| 286 | Sep25,28 | 8.25 | 9.16 |
| 287 | Oct25,28 | 8.24 | 9.12 |
| 288 | Nov25,28 | 8.24 | 9.11 |
| 289 | Dec25,28 | 8.24 | 9.10 |
| 290 | Jan25,29 | 8.24 | 9.09 |
| 291 | Feb25,29 | 8.24 | 9.08 |
| 292 | Mar25,29 | 8.23 | 9.07 |
| 293 | Apr25,29 | 8.23 | 9.08 |
| 294 | May25,29 | 8.23 | 9.07 |
| 295 | Jun25,29 | 8.23 | 9.06 |
| 296 | Jul25,29 | 8.23 | 9.05 |
| 297 | Aug25,29 | 8.22 | 9.04 |
| 298 | Sep25,29 | 8.22 | 9.03 |

| | | | |
|---|---|---|---|
| 299 | Oct25,29 | 8.22 | 8.99 |
| 300 | Nov25,29 | 8.22 | 8.98 |
| 301 | Dec25,29 | 8.22 | 8.97 |
| 302 | Jan25,30 | 8.21 | 8.96 |
| 303 | Feb25,30 | 8.21 | 8.95 |
| 304 | Mar25,30 | 8.21 | 8.94 |
| 305 | Apr25,30 | 8.21 | 8.95 |
| 306 | May25,30 | 8.21 | 8.94 |
| 307 | Jun25,30 | 8.21 | 8.93 |
| 308 | Jul25,30 | 8.20 | 8.92 |
| 309 | Aug25,30 | 8.20 | 8.91 |
| 310 | Sep25,30 | 8.20 | 8.91 |
| 311 | Oct25,30 | 8.20 | 8.86 |
| 312 | Nov25,30 | 8.20 | 8.86 |
| 313 | Dec25,30 | 8.20 | 8.85 |
| 314 | Jan25,31 | 8.19 | 8.84 |
| 315 | Feb25,31 | 8.19 | 8.83 |
| 316 | Mar25,31 | 8.19 | 8.83 |
| 317 | Apr25,31 | 8.19 | 8.84 |
| 318 | May25,31 | 8.19 | 8.83 |
| 319 | Jun25,31 | 8.19 | 8.82 |
| 320 | Jul25,31 | 8.19 | 8.81 |
| 321 | Aug25,31 | 8.18 | 8.81 |
| 322 | Sep25,31 | 8.18 | 8.80 |
| 323 | Oct25,31 | 8.18 | 8.78 |
| 324 | Nov25,31 | 8.18 | 8.77 |
| 325 | Dec25,31 | 8.18 | 8.76 |
| 326 | Jan25,32 | 8.18 | 8.76 |
| 327 | Feb25,32 | 8.18 | 8.75 |
| 328 | Mar25,32 | 8.18 | 8.74 |
| 329 | Apr25,32 | 8.18 | 8.73 |
| 330 | May25,32 | 8.17 | 8.72 |
| 331 | Jun25,32 | 8.17 | 8.72 |
| 332 | Jul25,32 | 8.17 | 8.71 |
| 333 | Aug25,32 | 8.17 | 8.71 |
| 334 | Sep25,32 | 8.17 | 8.70 |
| 335 | Oct25,32 | 8.17 | 8.68 |
| 336 | Nov25,32 | 8.17 | 8.68 |
| 337 | Dec25,32 | 8.17 | 8.67 |
| 338 | Jan25,33 | 8.17 | 8.67 |
| 339 | Feb25,33 | 8.17 | 8.67 |
| 340 | Mar25,33 | 8.17 | 8.66 |
| 341 | Apr25,33 | 8.16 | 8.67 |
| 342 | May25,33 | 8.16 | 8.67 |
| 343 | Jun25,33 | 8.17 | 8.67 |
| 344 | Jul25,33 | 8.16 | 8.66 |
| 345 | Aug25,33 | 8.17 | 8.66 |
| 346 | Sep25,33 | 8.17 | 8.66 |
| 347 | Oct25,33 | 8.17 | 8.64 |
| 348 | Nov25,33 | 8.17 | 8.65 |
| 349 | Dec25,33 | 8.17 | 8.65 |
| 350 | Jan25,34 | 8.17 | 8.66 |

| | | | |
|---|---|---|---|
| 351 | Feb25,34 | 8.18 | 8.67 |
| 352 | Mar25,34 | 8.19 | 8.67 |
| 353 | Apr25,34 | 8.19 | 8.72 |
| 354 | May25,34 | 8.22 | 8.75 |
| 355 | Jun25,34 | 8.23 | 8.84 |
| 356 | Jul25,34 | 8.31 | 9.01 |
| 357 | Aug25,34 | 8.54 | 9.62 |
| 358 | Sep25,34 | 8.70 | 11.96 |
| 359 | Oct25,34 | 10.26 | 8.00 |

**ın has been prepared and furnished to you solely by f its affiliates. The preliminary description of the under- ıer or its affiliiates in connection with the proposed ı or amendment. CSFBC makes no representation that ›ne is not intended to be a prospectus and any ıtion contained in the final prospectus. Under no y nor shall there be any sale of securities in fication under the securities laws of such a final prospectus relating to the securites.**

RASC 2004 KS-11

**FOR INTERNAL DISTIBUTION ONLY**

| | | |
|---|---|---|
| Prepayment Speed | 50% Pricing | 50% Pricing |
| Losses | CDR | CDR |
| Loss Severity | 30% | 30% |
| Lag | 12 | 12 |
| LIBOR | Static | FWD |
| Triggers | Fail | Fail |
| Optional Redemption | To Maturity | To Maturity |
| **Class M1** | | |
| WAL | 7.63 | 8.26 |
| Principal Writedown | 0.00% | 0.00% |
| CDR Multiple | 28.35 CDR | 25.21 CDR |
| Cum Loss | 20.10% | 19.10% |
| Cum Default | 66.33% | 63.12% |
| **Class M2** | | |
| WAL | 9.83 | 10.62 |
| Principal Writedown | 0.00% | 0.00% |
| CDR Multiple | 20.10 CDR | 17.52 CDR |
| Cum Loss | 17.06% | 15.89% |
| Cum Default | 56.27% | 52.51% |

**jurisdiction. The securities my not be sold nor may an offer to buy be accepted p**

| | | |
|---|---|---|
| 50% Pricing | 50% Pricing | 50% Pricing |
| CDR | CDR | CDR |
| 30% | 40% | 40% |
| 12 | 12 | 12 |
| FWD + 200 | Static | FWD |
| Fail | Fail | Fail |
| To Maturity | To Maturity | To Maturity |
| | | |
| 9.24 | 9.33 | 9.97 |
| 0.00% | 0.00% | 0.00% |
| 20.76 CDR | 19.99 CDR | 17.81 CDR |
| 17.40% | 22.68% | 21.38% |
| 57.53% | 56.11% | 52.99% |
| | | |
| 11.82 | 11.36 | 12.1 |
| 0.00% | 0.00% | 0.00% |
| 13.88 CDR | 14.85 CDR | 12.96 CDR |
| 13.91% | 19.21% | 17.75% |
| 45.97% | 47.51% | 43.98% |

rior to the delivery of a final prospectus relating to the securites.

| | | | |
|---|---|---|---|
| 50% Pricing | 50% Pricing | 50% Pricing | 50% Pricing |
| CDR | CDR | CDR | CDR |
| 40% | 50% | 50% | 50% |
| 12 | 12 | 12 | 12 |
| FWD + 200 | Static | FWD | FWD + 200 |
| Fail | Fail | Fail | Fail |
| To Maturity | To Maturity | To Maturity | To Maturity |
| | | | |
| 10.88 | 10.55 | 11.17 | 12.02 |
| 0.00% | 0.00% | 0.00% | 0.00% |
| 14.73 CDR | 15.43 CDR | 13.76 CDR | 11.41 CDR |
| 19.21% | 24.56% | 23.02% | 20.48% |
| 47.64% | 48.60% | 45.63% | 40.62% |
| | | | |
| 13.18 | 12.43 | 13.15 | 14.11 |
| 0.00% | 0.00% | 0.00% | 0.00% |
| 10.3 CDR | 11.77 CDR | 10.28 CDR | 8.18 CDR |
| 15.31% | 20.77% | 19.08% | 16.28% |
| 37.95% | 41.08% | 37.81% | 32.28% |

| | | |
|---|---|---|
| 50% Pricing | 50% Pricing | 50% Pricing |
| CDR | CDR | CDR |
| 60% | 60% | 60% |
| 12 | 12 | 12 |
| Static | FWD | FWD + 200 |
| Fail | Fail | Fail |
| To Maturity | To Maturity | To Maturity |
| | | |
| 11.49 | 12.10 | 12.85 |
| 0.00% | 0.00% | 0.00% |
| 12.57 CDR | 11.22 CDR | 9.31 CDR |
| 26.00% | 24.27% | 21.42% |
| 42.86% | 40.09% | 35.40% |
| | | |
| 13.25 | 13.93 | 14.82 |
| 0.00% | 0.00% | 0.00% |
| 9.75 CDR | 8.52 CDR | 6.79 CDR |
| 21.96% | 20.08% | 17.01% |
| 36.19% | 33.16% | 28.10% |

RASC 2004 KS-11

**FOR INTERNAL DISTIBUTION ONLY**

| | | | |
|---|---|---|---|
| Prepayment Speed | | 75% Pricing | 75% Pricing |
| Losses | | CDR | CDR |
| Loss Severity | | 30% | 30% |
| Lag | | 12 | 12 |
| LIBOR | | Static | FWD |
| Triggers | | Fail | Fail |
| Optional Redemption | | To Maturity | To Maturity |
| **Class M1** | | | |
| WAL | 0 | 6.27 | 6.66 |
| Principal Writedown | | 0.00% | 0.00% |
| CDR Multiple | | 29.67 CDR | 26.59 CDR |
| Cum Loss | | 17.78% | 16.75% |
| Cum Default | | 58.71% | 55.34% |
| **Class M2** | | | |
| WAL | | 7.99 | 8.48 |
| Principal Writedown | | 0.00% | 0.00% |
| CDR Multiple | | 19.92 CDR | 17.32 CDR |
| Cum Loss | | 14.05% | 12.85% |
| Cum Default | | 46.38% | 42.45% |

jurisdiction. The securities my not be sold nor may an offer to buy be accepted p

| | | |
|---|---|---|
| 75% Pricing | 75% Pricing | 75% Pricing |
| CDR | CDR | CDR |
| 30% | 40% | 40% |
| 12 | 12 | 12 |
| FWD + 200 | Static | FWD |
| Fail | Fail | Fail |
| To Maturity | To Maturity | To Maturity |
| | | |
| 7.27 | 7.38 | 7.75 |
| 0.00% | 0.00% | 0.00% |
| 22.18 CDR | 20.94 CDR | 18.78 CDR |
| 15.06% | 19.34% | 18.07% |
| 49.77% | 47.87% | 44.77% |
| | | |
| 9.21 | 8.94 | 9.37 |
| 0.00% | 0.00% | 0.00% |
| 13.67 CDR | 14.67 CDR | 12.76 CDR |
| 10.91% | 15.25% | 13.83% |
| 36.07% | 37.75% | 34.27% |

rior to the delivery of a final prospectus relating to the securites.

| | | | |
|---|---|---|---|
| 75% Pricing | 75% Pricing | 75% Pricing | 75% Pricing |
| CDR | CDR | CDR | CDR |
| 40% | 50% | 50% | 50% |
| 12 | 12 | 12 | 12 |
| FWD + 200 | Static | FWD | FWD + 200 |
| Fail | Fail | Fail | Fail |
| To Maturity | To Maturity | To Maturity | To Maturity |
| | | | |
| 8.29 | 8.15 | 8.5 | 8.99 |
| 0.00% | 0.00% | 0.00% | 0.00% |
| 15.73 CDR | 16.18 CDR | 14.52 CDR | 12.19 CDR |
| 16.06% | 20.41% | 18.97% | 16.73% |
| 39.81% | 40.41% | 37.60% | 33.18% |
| | | | |
| 10.01 | 9.59 | 9.97 | 10.54 |
| 0.00% | 0.00% | 0.00% | 0.00% |
| 10.11 CDR | 11.61 CDR | 10.1 CDR | 8.02 CDR |
| 11.62% | 16.08% | 14.50% | 12.08% |
| 28.80% | 31.83% | 28.73% | 23.97% |

# Alliance

## RASC 2004-KS11

| Bond | A-I-2 | A-I-3 | M2 | M5 |
|---|---|---|---|---|
| LIBOR | Fwd | Fwd | Fwd | Fwd |
| Prepayment | 75*Pricing Speed | 75*Pricing Speed | 75*Pricing Speed | 75*Pricing Speed |
| Principal Writedown | 0.00% | 0.12% | 0.01% | 0.82% |
| Collateral Loss % | 24.85% | 24.12% | 14.51% | 11.86% |
| **CDR** | **21.84x** | **20.82x** | **10.11x** | **7.85x** |

| Bond | A-I-2 | A-I-3 | M2 | M5 |
|---|---|---|---|---|
| LIBOR | Fwd | Fwd | Fwd | Fwd |
| Prepayment | 100*Pricing Speed | 100*Pricing Speed | 100*Pricing Speed | 100*Pricing Speed |
| Principal Writedown | 0.00% | 0.12% | 0.03% | 0.08% |
| Collateral Loss % | 22.88% | 22.04% | 11.68% | 8.88% |
| **CDR** | **24.24x** | **22.95x** | **10.05x** | **7.30x** |

| Bond | A-I-2 | A-I-3 | M2 | M5 |
|---|---|---|---|---|
| LIBOR | Fwd | Fwd | Fwd | Fwd |
| Prepayment | 125*Pricing Speed | 125*Pricing Speed | 125*Pricing Speed | 125*Pricing Speed |
| Principal Writedown | 0.00% | 0.21% | 0.11% | 0.00% |
| Collateral Loss % | 21.64% | 20.67% | 9.81% | 6.96% |
| **CDR** | **26.78x** | **25.16x** | **10.10x** | **6.89x** |

| | |
|---|---|
| **M6** | **B** |
| **Fwd** | **Fwd** |
| **75*Pricing Speed** | **75*Pricing Speed** |
| 0.25% | 0.00% |
| 10.83% | 9.15% |
| **7.03x** | **5.76x** |

| | |
|---|---|
| **M6** | **B** |
| **Fwd** | **Fwd** |
| **100*Pricing Speed** | **100*Pricing Speed** |
| 0.77% | 0.00% |
| 7.88% | 6.80% |
| **6.37x** | **5.41x** |

| | |
|---|---|
| **M6** | **B** |
| **Fwd** | **Fwd** |
| **125*Pricing Speed** | **125*Pricing Speed** |
| 0.88% | 0.00% |
| 5.99% | 5.12% |
| **5.85x** | **4.94x** |

# Alliance

**RASC 2004-KS11**

| **Bond** | **A-I-2** | **A-I-3** | **M2** | **M5** |
|---|---|---|---|---|
| **LIBOR** | **L+100** | **L+100** | **L+100** | **L+100** |
| **Prepayment** | **75*Pricing Speed** | **75*Pricing Speed** | **75*Pricing Speed** | **75*Pricing Speed** |
| Principal Writedown | 0.00% | 0.21% | 0.09% | 0.31% |
| Collateral Loss % | 23.93% | 23.22% | 13.50% | 10.88% |
| **CDR** | **20.55x** | **19.60x** | **9.21x** | **7.06x** |

| **Bond** | **A-I-2** | **A-I-3** | **M2** | **M5** |
|---|---|---|---|---|
| **LIBOR** | **L+100** | **L+100** | **L+100** | **L+100** |
| **Prepayment** | **100*Pricing Speed** | **100*Pricing Speed** | **100*Pricing Speed** | **100*Pricing Speed** |
| Principal Writedown | 0.00% | 0.16% | 0.01% | 0.13% |
| Collateral Loss % | 22.05% | 21.22% | 10.75% | 7.95% |
| **CDR** | **22.96x** | **21.73x** | **9.11x** | **6.43x** |

| **Bond** | **A-I-2** | **A-I-3** | **M2** | **M5** |
|---|---|---|---|---|
| **LIBOR** | **L+100** | **L+100** | **L+100** | **L+100** |
| **Prepayment** | **125*Pricing Speed** | **125*Pricing Speed** | **125*Pricing Speed** | **125*Pricing Speed** |
| Principal Writedown | 0.00% | 0.22% | 0.11% | 0.08% |
| Collateral Loss % | 20.88% | 19.94% | 9.00% | 6.17% |
| **CDR** | **25.50x** | **23.98x** | **9.16x** | **6.04x** |

| M6<br>L+100<br>75*Pricing Speed | B<br>L+100<br>75*Pricing Speed |
|---|---|
| 0.00% | 0.00% |
| 9.66% | 7.01% |
| **6.13x** | **4.24x** |

| M6<br>L+100<br>100*Pricing Speed | B<br>L+100<br>100*Pricing Speed |
|---|---|
| 0.00% | 0.00% |
| 7.11% | 5.17% |
| **5.68x** | **4.01x** |

| M6<br>L+100<br>125*Pricing Speed | B<br>L+100<br>125*Pricing Speed |
|---|---|
| 0.56% | 0.00% |
| 5.26% | 3.98% |
| **5.08x** | **3.78x** |

# Alliance

**RASC 2004-KS11**

| **Bond** | **A-I-2** | **A-I-3** | **M2** | **M5** |
|---|---|---|---|---|
| **LIBOR** | **L+200** | **L+200** | **L+200** | **L+200** |
| **Prepayment** | **75*Pricing Speed** | **75*Pricing Speed** | **75*Pricing Speed** | **75*Pricing Speed** |
| Principal Writedown | 0.00% | 0.10% | 0.16% | 0.00% |
| Collateral Loss % | 22.83% | 22.08% | 12.10% | 9.49% |
| **CDR** | **19.08x** | **18.13x** | **8.03x** | **6.00x** |

| **Bond** | **A-I-2** | **A-I-3** | **M2** | **M5** |
|---|---|---|---|---|
| **LIBOR** | **L+200** | **L+200** | **L+200** | **L+200** |
| **Prepayment** | **100*Pricing Speed** | **100*Pricing Speed** | **100*Pricing Speed** | **100*Pricing Speed** |
| Principal Writedown | 0.00% | 0.15% | 0.20% | 0.97% |
| Collateral Loss % | 21.11% | 20.25% | 9.62% | 7.01% |
| **CDR** | **21.57x** | **20.35x** | **8.00x** | **5.59x** |

| **Bond** | **A-I-2** | **A-I-3** | **M2** | **M5** |
|---|---|---|---|---|
| **LIBOR** | **L+200** | **L+200** | **L+200** | **L+200** |
| **Prepayment** | **125*Pricing Speed** | **125*Pricing Speed** | **125*Pricing Speed** | **125*Pricing Speed** |
| Principal Writedown | 0.00% | 0.31% | 0.11% | 0.42% |
| Collateral Loss % | 20.05% | 19.13% | 8.07% | 5.31% |
| **CDR** | **24.15x** | **22.70x** | **8.11x** | **5.14x** |

| M6<br>L+200<br>75*Pricing Speed | B<br>L+200<br>75*Pricing Speed |
|---|---|
| 0.00% | 0.00% |
| 7.67% | 4.71% |
| **4.69x** | **2.74x** |

| M6<br>L+200<br>100*Pricing Speed | B<br>L+200<br>100*Pricing Speed |
|---|---|
| 0.00% | 0.00% |
| 5.60% | 3.50% |
| **4.37x** | **2.64x** |

| M6<br>L+200<br>125*Pricing Speed | B<br>L+200<br>125*Pricing Speed |
|---|---|
| 0.00% | 0.00% |
| 4.27% | 2.72% |
| **4.07x** | **2.54x** |

| Period Total | Date | Group I Net WAC Cap | Group II Net WAC Cap | Subordinate Net WAC Cap |
|---|---|---|---|---|
| 0 | Nov29,04 | | | |
| 1 | Dec25,04 | N/A | N/A | N/A |
| 2 | Jan25,05 | 6.60 | 6.71 | 6.66 |
| 3 | Feb25,05 | 6.60 | 6.72 | 6.66 |
| 4 | Mar25,05 | 7.31 | 7.43 | 7.37 |
| 5 | Apr25,05 | 6.60 | 6.72 | 6.66 |
| 6 | May25,05 | 6.82 | 6.94 | 6.88 |
| 7 | Jun25,05 | 6.60 | 6.72 | 6.66 |
| 8 | Jul25,05 | 6.82 | 6.94 | 6.88 |
| 9 | Aug25,05 | 6.60 | 6.72 | 6.66 |
| 10 | Sep25,05 | 6.60 | 6.72 | 6.66 |
| 11 | Oct25,05 | 6.82 | 6.94 | 6.88 |
| 12 | Nov25,05 | 6.61 | 6.72 | 6.66 |
| 13 | Dec25,05 | 6.83 | 6.94 | 6.89 |
| 14 | Jan25,06 | 6.61 | 6.72 | 6.66 |
| 15 | Feb25,06 | 6.61 | 6.72 | 6.66 |
| 16 | Mar25,06 | 7.31 | 7.44 | 7.38 |
| 17 | Apr25,06 | 6.61 | 6.72 | 6.67 |
| 18 | May25,06 | 6.83 | 6.95 | 6.89 |
| 19 | Jun25,06 | 6.61 | 6.73 | 6.67 |
| 20 | Jul25,06 | 6.83 | 6.95 | 6.89 |
| 21 | Aug25,06 | 6.61 | 6.73 | 6.67 |
| 22 | Sep25,06 | 6.61 | 6.73 | 6.67 |
| 23 | Oct25,06 | 9.15 | 9.26 | 9.21 |
| 24 | Nov25,06 | 8.85 | 8.96 | 8.91 |
| 25 | Dec25,06 | 9.15 | 9.25 | 9.20 |
| 26 | Jan25,07 | 8.85 | 8.95 | 8.90 |
| 27 | Feb25,07 | 8.85 | 8.95 | 8.90 |
| 28 | Mar25,07 | 9.80 | 9.91 | 9.85 |
| 29 | Apr25,07 | 9.55 | 9.60 | 9.58 |
| 30 | May25,07 | 9.87 | 9.92 | 9.89 |
| 31 | Jun25,07 | 9.54 | 9.60 | 9.57 |
| 32 | Jul25,07 | 9.86 | 9.92 | 9.89 |
| 33 | Aug25,07 | 9.54 | 9.60 | 9.57 |
| 34 | Sep25,07 | 9.55 | 9.59 | 9.57 |
| 35 | Oct25,07 | 10.01 | 10.43 | 10.22 |
| 36 | Nov25,07 | 10.05 | 10.09 | 10.07 |
| 37 | Dec25,07 | 10.38 | 10.42 | 10.40 |
| 38 | Jan25,08 | 10.04 | 10.08 | 10.06 |
| 39 | Feb25,08 | 10.04 | 10.08 | 10.06 |
| 40 | Mar25,08 | 10.73 | 10.77 | 10.75 |
| 41 | Apr25,08 | 10.19 | 10.36 | 10.27 |
| 42 | May25,08 | 10.66 | 10.70 | 10.68 |
| 43 | Jun25,08 | 10.31 | 10.35 | 10.33 |

| | | | |
|---|---|---|---|
| 44 Jul25,08 | 10.65 | 10.69 | 10.67 |
| 45 Aug25,08 | 10.30 | 10.34 | 10.32 |
| 46 Sep25,08 | 10.30 | 10.34 | 10.32 |
| 47 Oct25,08 | 10.76 | 10.85 | 10.80 |
| 48 Nov25,08 | 10.47 | 10.50 | 10.48 |
| 49 Dec25,08 | 10.81 | 10.84 | 10.83 |
| 50 Jan25,09 | 10.46 | 10.49 | 10.47 |
| 51 Feb25,09 | 10.46 | 10.48 | 10.47 |
| 52 Mar25,09 | 11.57 | 11.60 | 11.59 |
| 53 Apr25,09 | 10.64 | 10.69 | 10.66 |
| 54 May25,09 | 11.01 | 11.04 | 11.03 |
| 55 Jun25,09 | 10.65 | 10.68 | 10.67 |
| 56 Jul25,09 | 11.00 | 11.03 | 11.02 |
| 57 Aug25,09 | 10.64 | 10.67 | 10.65 |
| 58 Sep25,09 | 10.63 | 10.67 | 10.65 |
| 59 Oct25,09 | 11.03 | 11.08 | 11.06 |
| 60 Nov25,09 | 10.69 | 10.72 | 10.70 |
| 61 Dec25,09 | 11.04 | 11.07 | 11.05 |
| 62 Jan25,10 | 10.68 | 10.71 | 10.69 |
| 63 Feb25,10 | 10.67 | 10.70 | 10.69 |
| 64 Mar25,10 | 11.81 | 11.84 | 11.83 |
| 65 Apr25,10 | 10.82 | 10.87 | 10.84 |
| 66 May25,10 | 11.18 | 11.23 | 11.21 |
| 67 Jun25,10 | 10.82 | 10.86 | 10.84 |
| 68 Jul25,10 | 11.17 | 11.21 | 11.19 |
| 69 Aug25,10 | 10.80 | 10.85 | 10.83 |
| 70 Sep25,10 | 10.80 | 10.84 | 10.82 |
| 71 Oct25,10 | 11.14 | 11.19 | 11.17 |
| 72 Nov25,10 | 10.79 | 10.82 | 10.80 |
| 73 Dec25,10 | 11.14 | 11.18 | 11.16 |
| 74 Jan25,11 | 10.77 | 10.81 | 10.79 |
| 75 Feb25,11 | 10.77 | 10.80 | 10.79 |
| 76 Mar25,11 | 11.91 | 11.95 | 11.93 |
| 77 Apr25,11 | 10.89 | 10.95 | 10.92 |
| 78 May25,11 | 11.26 | 11.31 | 11.29 |
| 79 Jun25,11 | 10.89 | 10.94 | 10.91 |
| 80 Jul25,11 | 11.25 | 11.29 | 11.27 |
| 81 Aug25,11 | 10.88 | 10.92 | 10.90 |
| 82 Sep25,11 | 10.87 | 10.92 | 10.89 |
| 83 Oct25,11 | 11.30 | 11.35 | 11.33 |
| 84 Nov25,11 | 10.94 | 10.98 | 10.96 |
| 85 Dec25,11 | 11.30 | 11.34 | 11.32 |
| 86 Jan25,12 | 10.92 | 10.97 | 10.95 |
| 87 Feb25,12 | 10.92 | 10.96 | 10.94 |
| 88 Mar25,12 | 11.66 | 11.71 | 11.68 |
| 89 Apr25,12 | 10.97 | 11.02 | 11.00 |
| 90 May25,12 | 11.33 | 11.38 | 11.36 |
| 91 Jun25,12 | 10.96 | 11.01 | 10.98 |
| 92 Jul25,12 | 11.32 | 11.37 | 11.34 |
| 93 Aug25,12 | 10.94 | 10.99 | 10.97 |
| 94 Sep25,12 | 10.93 | 10.98 | 10.96 |
| 95 Oct25,12 | 11.27 | 11.32 | 11.29 |

| | | | | |
|---|---|---|---|---|
| 96 | Nov25,12 | 10.90 | 10.95 | 10.92 |
| 97 | Dec25,12 | 11.26 | 11.30 | 11.28 |
| 98 | Jan25,13 | 10.88 | 10.93 | 10.91 |
| 99 | Feb25,13 | 10.88 | 10.92 | 10.90 |
| 100 | Mar25,13 | 12.03 | 12.08 | 12.06 |
| 101 | Apr25,13 | 10.95 | 11.01 | 10.98 |
| 102 | May25,13 | 11.31 | 11.37 | 11.34 |
| 103 | Jun25,13 | 10.93 | 10.99 | 10.96 |
| 104 | Jul25,13 | 11.29 | 11.35 | 11.32 |
| 105 | Aug25,13 | 10.91 | 10.98 | 10.95 |
| 106 | Sep25,13 | 10.90 | 10.97 | 10.94 |
| 107 | Oct25,13 | 11.24 | 11.31 | 11.28 |
| 108 | Nov25,13 | 10.89 | 10.94 | 10.91 |
| 109 | Dec25,13 | 11.24 | 11.29 | 11.27 |
| 110 | Jan25,14 | 10.87 | 10.92 | 10.89 |
| 111 | Feb25,14 | 10.86 | 10.91 | 10.88 |
| 112 | Mar25,14 | 12.01 | 12.07 | 12.04 |
| 113 | Apr25,14 | 10.96 | 11.03 | 10.99 |
| 114 | May25,14 | 11.31 | 11.39 | 11.35 |
| 115 | Jun25,14 | 10.94 | 11.01 | 10.98 |
| 116 | Jul25,14 | 11.29 | 11.37 | 11.33 |
| 117 | Aug25,14 | 10.92 | 10.99 | 10.96 |
| 118 | Sep25,14 | 10.91 | 10.98 | 10.95 |
| 119 | Oct25,14 | 11.24 | 11.31 | 11.27 |
| 120 | Nov25,14 | 10.87 | 10.93 | 10.91 |
| 121 | Dec25,14 | 11.23 | 11.29 | 11.26 |
| 122 | Jan25,15 | 10.85 | 10.91 | 10.89 |
| 123 | Feb25,15 | 10.84 | 10.91 | 10.88 |
| 124 | Mar25,15 | 11.99 | 12.06 | 12.03 |
| 125 | Apr25,15 | 10.93 | 11.01 | 10.97 |
| 126 | May25,15 | 11.29 | 11.37 | 11.33 |
| 127 | Jun25,15 | 10.91 | 10.99 | 10.95 |
| 128 | Jul25,15 | 11.26 | 11.34 | 11.31 |
| 129 | Aug25,15 | 10.89 | 10.97 | 10.93 |
| 130 | Sep25,15 | 10.88 | 10.96 | 10.92 |
| 131 | Oct25,15 | 11.25 | 11.33 | 11.29 |
| 132 | Nov25,15 | 10.88 | 10.96 | 10.92 |
| 133 | Dec25,15 | 11.23 | 11.31 | 11.27 |
| 134 | Jan25,16 | 10.86 | 10.94 | 10.90 |
| 135 | Feb25,16 | 10.85 | 10.93 | 10.89 |
| 136 | Mar25,16 | 11.58 | 11.67 | 11.63 |
| 137 | Apr25,16 | 10.85 | 10.94 | 10.90 |
| 138 | May25,16 | 11.21 | 11.29 | 11.25 |
| 139 | Jun25,16 | 10.83 | 10.92 | 10.88 |
| 140 | Jul25,16 | 11.18 | 11.27 | 11.23 |
| 141 | Aug25,16 | 10.81 | 10.89 | 10.85 |
| 142 | Sep25,16 | 10.80 | 10.88 | 10.84 |
| 143 | Oct25,16 | 11.12 | 11.21 | 11.17 |
| 144 | Nov25,16 | 10.75 | 10.84 | 10.80 |
| 145 | Dec25,16 | 11.10 | 11.19 | 11.14 |
| 146 | Jan25,17 | 10.73 | 10.81 | 10.77 |
| 147 | Feb25,17 | 10.71 | 10.80 | 10.76 |

| | | | |
|---|---|---|---|
| 148 Mar25,17 | 11.85 | 11.95 | 11.90 |
| 149 Apr25,17 | 10.77 | 10.87 | 10.83 |
| 150 May25,17 | 11.12 | 11.23 | 11.18 |
| 151 Jun25,17 | 10.75 | 10.85 | 10.80 |
| 152 Jul25,17 | 11.10 | 11.20 | 11.15 |
| 153 Aug25,17 | 10.73 | 10.83 | 10.78 |
| 154 Sep25,17 | 10.71 | 10.82 | 10.77 |
| 155 Oct25,17 | 11.03 | 11.14 | 11.09 |
| 156 Nov25,17 | 10.67 | 10.77 | 10.72 |
| 157 Dec25,17 | 11.01 | 11.12 | 11.07 |
| 158 Jan25,18 | 10.65 | 10.75 | 10.70 |
| 159 Feb25,18 | 10.63 | 10.74 | 10.69 |
| 160 Mar25,18 | 11.76 | 11.87 | 11.82 |
| 161 Apr25,18 | 10.69 | 10.81 | 10.76 |
| 162 May25,18 | 11.04 | 11.16 | 11.10 |
| 163 Jun25,18 | 10.67 | 10.79 | 10.73 |
| 164 Jul25,18 | 11.01 | 11.14 | 11.08 |
| 165 Aug25,18 | 10.65 | 10.77 | 10.71 |
| 166 Sep25,18 | 10.63 | 10.76 | 10.70 |
| 167 Oct25,18 | 10.93 | 11.05 | 10.99 |
| 168 Nov25,18 | 10.56 | 10.68 | 10.62 |
| 169 Dec25,18 | 10.90 | 11.02 | 10.96 |
| 170 Jan25,19 | 10.54 | 10.66 | 10.60 |
| 171 Feb25,19 | 10.52 | 10.65 | 10.59 |
| 172 Mar25,19 | 11.64 | 11.77 | 11.71 |
| 173 Apr25,19 | 10.55 | 10.68 | 10.62 |
| 174 May25,19 | 10.89 | 11.03 | 10.96 |
| 175 Jun25,19 | 10.52 | 10.66 | 10.59 |
| 176 Jul25,19 | 10.86 | 11.00 | 10.93 |
| 177 Aug25,19 | 10.49 | 10.64 | 10.57 |
| 178 Sep25,19 | 10.48 | 10.63 | 10.56 |
| 179 Oct25,19 | 10.77 | 10.91 | 10.84 |
| 180 Nov25,19 | 10.41 | 10.55 | 10.48 |
| 181 Dec25,19 | 10.74 | 10.88 | 10.81 |
| 182 Jan25,20 | 10.38 | 10.52 | 10.45 |
| 183 Feb25,20 | 10.36 | 10.50 | 10.43 |
| 184 Mar25,20 | 11.06 | 11.21 | 11.14 |
| 185 Apr25,20 | 10.31 | 10.45 | 10.38 |
| 186 May25,20 | 10.63 | 10.79 | 10.71 |
| 187 Jun25,20 | 10.28 | 10.43 | 10.35 |
| 188 Jul25,20 | 10.60 | 10.76 | 10.68 |
| 189 Aug25,20 | 10.24 | 10.40 | 10.32 |
| 190 Sep25,20 | 10.23 | 10.38 | 10.31 |
| 191 Oct25,20 | 10.51 | 10.66 | 10.59 |
| 192 Nov25,20 | 10.15 | 10.31 | 10.23 |
| 193 Dec25,20 | 10.47 | 10.64 | 10.56 |
| 194 Jan25,21 | 10.12 | 10.28 | 10.20 |
| 195 Feb25,21 | 10.10 | 10.27 | 10.19 |
| 196 Mar25,21 | 11.17 | 11.35 | 11.26 |
| 197 Apr25,21 | 10.11 | 10.28 | 10.19 |
| 198 May25,21 | 10.42 | 10.61 | 10.52 |
| 199 Jun25,21 | 10.07 | 10.25 | 10.16 |

| | | | |
|---|---|---|---|
| 200 Jul25,21 | 10.39 | 10.58 | 10.49 |
| 201 Aug25,21 | 10.04 | 10.22 | 10.13 |
| 202 Sep25,21 | 10.02 | 10.21 | 10.12 |
| 203 Oct25,21 | 10.28 | 10.46 | 10.37 |
| 204 Nov25,21 | 9.93 | 10.11 | 10.02 |
| 205 Dec25,21 | 10.24 | 10.43 | 10.34 |
| 206 Jan25,22 | 9.90 | 10.08 | 9.99 |
| 207 Feb25,22 | 9.88 | 10.07 | 9.98 |
| 208 Mar25,22 | 10.92 | 11.13 | 11.03 |
| 209 Apr25,22 | 9.89 | 10.09 | 9.99 |
| 210 May25,22 | 10.20 | 10.41 | 10.31 |
| 211 Jun25,22 | 9.86 | 10.06 | 9.96 |
| 212 Jul25,22 | 10.17 | 10.38 | 10.28 |
| 213 Aug25,22 | 9.83 | 10.03 | 9.93 |
| 214 Sep25,22 | 9.81 | 10.02 | 9.92 |
| 215 Oct25,22 | 10.07 | 10.28 | 10.18 |
| 216 Nov25,22 | 9.73 | 9.94 | 9.84 |
| 217 Dec25,22 | 10.03 | 10.26 | 10.15 |
| 218 Jan25,23 | 9.70 | 9.91 | 9.81 |
| 219 Feb25,23 | 9.68 | 9.90 | 9.79 |
| 220 Mar25,23 | 10.70 | 10.94 | 10.83 |
| 221 Apr25,23 | 9.69 | 9.92 | 9.81 |
| 222 May25,23 | 10.00 | 10.24 | 10.12 |
| 223 Jun25,23 | 9.66 | 9.89 | 9.78 |
| 224 Jul25,23 | 9.97 | 10.21 | 10.09 |
| 225 Aug25,23 | 9.63 | 9.87 | 9.75 |
| 226 Sep25,23 | 9.61 | 9.85 | 9.74 |
| 227 Oct25,23 | 9.90 | 10.15 | 10.03 |
| 228 Nov25,23 | 9.57 | 9.81 | 9.69 |
| 229 Dec25,23 | 9.87 | 10.12 | 10.00 |
| 230 Jan25,24 | 9.54 | 9.78 | 9.66 |
| 231 Feb25,24 | 9.52 | 9.77 | 9.65 |
| 232 Mar25,24 | 10.16 | 10.43 | 10.30 |
| 233 Apr25,24 | 9.50 | 9.75 | 9.63 |
| 234 May25,24 | 9.80 | 10.06 | 9.94 |
| 235 Jun25,24 | 9.47 | 9.72 | 9.60 |
| 236 Jul25,24 | 9.77 | 10.04 | 9.91 |
| 237 Aug25,24 | 9.44 | 9.70 | 9.57 |
| 238 Sep25,24 | 9.42 | 9.69 | 9.56 |
| 239 Oct25,24 | 9.69 | 9.96 | 9.83 |
| 240 Nov25,24 | 9.36 | 9.63 | 9.50 |
| 241 Dec25,24 | 9.66 | 9.94 | 9.80 |
| 242 Jan25,25 | 9.33 | 9.60 | 9.47 |
| 243 Feb25,25 | 9.32 | 9.59 | 9.46 |
| 244 Mar25,25 | 10.30 | 10.61 | 10.46 |
| 245 Apr25,25 | 9.31 | 9.59 | 9.46 |
| 246 May25,25 | 9.60 | 9.90 | 9.76 |
| 247 Jun25,25 | 9.28 | 9.57 | 9.43 |
| 248 Jul25,25 | 9.57 | 9.88 | 9.73 |
| 249 Aug25,25 | 9.25 | 9.54 | 9.40 |
| 250 Sep25,25 | 9.24 | 9.53 | 9.39 |
| 251 Oct25,25 | 9.47 | 9.78 | 9.63 |

| | | | |
|---|---|---|---|
| 252 Nov25,25 | 9.15 | 9.45 | 9.31 |
| 253 Dec25,25 | 9.44 | 9.76 | 9.61 |
| 254 Jan25,26 | 9.12 | 9.43 | 9.28 |
| 255 Feb25,26 | 9.11 | 9.42 | 9.27 |
| 256 Mar25,26 | 10.07 | 10.42 | 10.25 |
| 257 Apr25,26 | 9.10 | 9.42 | 9.27 |
| 258 May25,26 | 9.39 | 9.72 | 9.56 |
| 259 Jun25,26 | 9.07 | 9.40 | 9.24 |
| 260 Jul25,26 | 9.36 | 9.70 | 9.54 |
| 261 Aug25,26 | 9.05 | 9.37 | 9.22 |
| 262 Sep25,26 | 9.03 | 9.36 | 9.21 |
| 263 Oct25,26 | 9.27 | 9.61 | 9.45 |
| 264 Nov25,26 | 8.95 | 9.29 | 9.13 |
| 265 Dec25,26 | 9.24 | 9.59 | 9.42 |
| 266 Jan25,27 | 8.93 | 9.27 | 9.11 |
| 267 Feb25,27 | 8.92 | 9.26 | 9.09 |
| 268 Mar25,27 | 9.86 | 10.24 | 10.06 |
| 269 Apr25,27 | 8.91 | 9.26 | 9.09 |
| 270 May25,27 | 9.19 | 9.55 | 9.38 |
| 271 Jun25,27 | 8.88 | 9.24 | 9.07 |
| 272 Jul25,27 | 9.17 | 9.53 | 9.36 |
| 273 Aug25,27 | 8.86 | 9.22 | 9.05 |
| 274 Sep25,27 | 8.84 | 9.21 | 9.03 |
| 275 Oct25,27 | 9.10 | 9.47 | 9.29 |
| 276 Nov25,27 | 8.79 | 9.15 | 8.98 |
| 277 Dec25,27 | 9.07 | 9.45 | 9.27 |
| 278 Jan25,28 | 8.76 | 9.13 | 8.96 |
| 279 Feb25,28 | 8.75 | 9.13 | 8.95 |
| 280 Mar25,28 | 9.34 | 9.74 | 9.55 |
| 281 Apr25,28 | 8.72 | 9.09 | 8.92 |
| 282 May25,28 | 8.99 | 9.39 | 9.20 |
| 283 Jun25,28 | 8.69 | 9.08 | 8.89 |
| 284 Jul25,28 | 8.97 | 9.37 | 9.18 |
| 285 Aug25,28 | 8.67 | 9.06 | 8.87 |
| 286 Sep25,28 | 8.66 | 9.05 | 8.86 |
| 287 Oct25,28 | 8.91 | 9.31 | 9.12 |
| 288 Nov25,28 | 8.61 | 9.01 | 8.82 |
| 289 Dec25,28 | 8.88 | 9.30 | 9.10 |
| 290 Jan25,29 | 8.59 | 8.99 | 8.80 |
| 291 Feb25,29 | 8.58 | 8.98 | 8.79 |
| 292 Mar25,29 | 9.48 | 9.93 | 9.72 |
| 293 Apr25,29 | 8.57 | 8.98 | 8.79 |
| 294 May25,29 | 8.84 | 9.27 | 9.07 |
| 295 Jun25,29 | 8.55 | 8.96 | 8.77 |
| 296 Jul25,29 | 8.82 | 9.25 | 9.05 |
| 297 Aug25,29 | 8.53 | 8.95 | 8.75 |
| 298 Sep25,29 | 8.52 | 8.94 | 8.74 |
| 299 Oct25,29 | 8.75 | 9.19 | 8.99 |
| 300 Nov25,29 | 8.46 | 8.89 | 8.69 |
| 301 Dec25,29 | 8.73 | 9.17 | 8.97 |
| 302 Jan25,30 | 8.44 | 8.87 | 8.67 |
| 303 Feb25,30 | 8.43 | 8.86 | 8.66 |

| | | | |
|---|---|---|---|
| 304 Mar25,30 | 9.33 | 9.81 | 9.58 |
| 305 Apr25,30 | 8.43 | 8.86 | 8.66 |
| 306 May25,30 | 8.70 | 9.15 | 8.94 |
| 307 Jun25,30 | 8.41 | 8.85 | 8.64 |
| 308 Jul25,30 | 8.68 | 9.14 | 8.92 |
| 309 Aug25,30 | 8.39 | 8.83 | 8.63 |
| 310 Sep25,30 | 8.38 | 8.83 | 8.62 |
| 311 Oct25,30 | 8.62 | 9.08 | 8.86 |
| 312 Nov25,30 | 8.33 | 8.78 | 8.57 |
| 313 Dec25,30 | 8.60 | 9.07 | 8.85 |
| 314 Jan25,31 | 8.31 | 8.77 | 8.56 |
| 315 Feb25,31 | 8.30 | 8.76 | 8.55 |
| 316 Mar25,31 | 9.19 | 9.69 | 9.46 |
| 317 Apr25,31 | 8.30 | 8.77 | 8.55 |
| 318 May25,31 | 8.57 | 9.05 | 8.83 |
| 319 Jun25,31 | 8.29 | 8.75 | 8.54 |
| 320 Jul25,31 | 8.56 | 9.04 | 8.81 |
| 321 Aug25,31 | 8.27 | 8.74 | 8.52 |
| 322 Sep25,31 | 8.26 | 8.73 | 8.52 |
| 323 Oct25,31 | 8.51 | 9.00 | 8.78 |
| 324 Nov25,31 | 8.23 | 8.70 | 8.49 |
| 325 Dec25,31 | 8.50 | 8.99 | 8.76 |
| 326 Jan25,32 | 8.22 | 8.69 | 8.47 |
| 327 Feb25,32 | 8.21 | 8.69 | 8.47 |
| 328 Mar25,32 | 8.77 | 9.28 | 9.04 |
| 329 Apr25,32 | 8.19 | 8.67 | 8.45 |
| 330 May25,32 | 8.46 | 8.95 | 8.72 |
| 331 Jun25,32 | 8.18 | 8.66 | 8.44 |
| 332 Jul25,32 | 8.44 | 8.94 | 8.71 |
| 333 Aug25,32 | 8.17 | 8.65 | 8.43 |
| 334 Sep25,32 | 8.16 | 8.64 | 8.42 |
| 335 Oct25,32 | 8.41 | 8.91 | 8.68 |
| 336 Nov25,32 | 8.13 | 8.62 | 8.40 |
| 337 Dec25,32 | 8.40 | 8.90 | 8.67 |
| 338 Jan25,33 | 8.13 | 8.61 | 8.39 |
| 339 Feb25,33 | 8.12 | 8.61 | 8.39 |
| 340 Mar25,33 | 8.99 | 9.53 | 9.28 |
| 341 Apr25,33 | 8.13 | 8.61 | 8.39 |
| 342 May25,33 | 8.40 | 8.90 | 8.67 |
| 343 Jun25,33 | 8.12 | 8.61 | 8.39 |
| 344 Jul25,33 | 8.39 | 8.89 | 8.67 |
| 345 Aug25,33 | 8.12 | 8.60 | 8.38 |
| 346 Sep25,33 | 8.12 | 8.60 | 8.38 |
| 347 Oct25,33 | 8.37 | 8.86 | 8.64 |
| 348 Nov25,33 | 8.11 | 8.57 | 8.37 |
| 349 Dec25,33 | 8.39 | 8.86 | 8.65 |
| 350 Jan25,34 | 8.13 | 8.57 | 8.38 |
| 351 Feb25,34 | 8.14 | 8.57 | 8.39 |
| 352 Mar25,34 | 9.04 | 9.50 | 9.30 |
| 353 Apr25,34 | 8.22 | 8.60 | 8.44 |
| 354 May25,34 | 8.56 | 8.90 | 8.76 |
| 355 Jun25,34 | 8.42 | 8.63 | 8.55 |

| | | | |
|---|---|---|---|
| 356 Jul25,34 | 9.05 | 8.97 | 9.00 |
| 357 Aug25,34 | 11.50 | 8.82 | 9.32 |
| 358 Sep25,34 | 11.49 | 11.49 | 11.49 |
| 359 Oct25,34 | 11.81 | 0.00 | 11.81 |

## Excess Spread Table

| Period Total | Date | Flat LIBOR Excess Spread | Period Total | Date | Fwd LIBOR Excess Spread | Period Total |
|---|---|---|---|---|---|---|
| 0 | 11/29/04 | | 0 | 11/29/04 | | 0 |
| 1 | 12/25/2004 | 4.70 | 1 | 12/25/2004 | 4.70 | 1 |
| 2 | 01/25/2005 | 4.28 | 2 | 01/25/2005 | 4.00 | 2 |
| 3 | 02/25/2005 | 4.28 | 3 | 02/25/2005 | 3.94 | 3 |
| 4 | 03/25/2005 | 4.53 | 4 | 03/25/2005 | 4.22 | 4 |
| 5 | 04/25/2005 | 4.27 | 5 | 04/25/2005 | 3.46 | 5 |
| 6 | 05/25/2005 | 4.35 | 6 | 05/25/2005 | 3.65 | 6 |
| 7 | 06/25/2005 | 4.26 | 7 | 06/25/2005 | 3.53 | 7 |
| 8 | 07/25/2005 | 4.34 | 8 | 07/25/2005 | 3.35 | 8 |
| 9 | 08/25/2005 | 4.25 | 9 | 08/25/2005 | 3.28 | 9 |
| 10 | 09/25/2005 | 4.25 | 10 | 09/25/2005 | 3.23 | 10 |
| 11 | 10/25/2005 | 4.33 | 11 | 10/25/2005 | 3.17 | 11 |
| 12 | 11/25/2005 | 4.24 | 12 | 11/25/2005 | 3.18 | 12 |
| 13 | 12/25/2005 | 4.31 | 13 | 12/25/2005 | 3.19 | 13 |
| 14 | 01/25/2006 | 4.22 | 14 | 01/25/2006 | 2.88 | 14 |
| 15 | 02/25/2006 | 4.21 | 15 | 02/25/2006 | 2.78 | 15 |
| 16 | 03/25/2006 | 4.47 | 16 | 03/25/2006 | 3.44 | 16 |
| 17 | 04/25/2006 | 4.20 | 17 | 04/25/2006 | 2.51 | 17 |
| 18 | 05/25/2006 | 4.28 | 18 | 05/25/2006 | 2.79 | 18 |
| 19 | 06/25/2006 | 4.18 | 19 | 06/25/2006 | 2.67 | 19 |
| 20 | 07/25/2006 | 4.26 | 20 | 07/25/2006 | 2.63 | 20 |
| 21 | 08/25/2006 | 4.17 | 21 | 08/25/2006 | 2.51 | 21 |
| 22 | 09/25/2006 | 4.15 | 22 | 09/25/2006 | 2.42 | 22 |
| 23 | 10/25/2006 | 5.88 | 23 | 10/25/2006 | 4.80 | 23 |
| 24 | 11/25/2006 | 5.78 | 24 | 11/25/2006 | 4.61 | 24 |
| 25 | 12/25/2006 | 5.85 | 25 | 12/25/2006 | 4.77 | 25 |
| 26 | 01/25/2007 | 5.74 | 26 | 01/25/2007 | 4.33 | 26 |
| 27 | 02/25/2007 | 5.73 | 27 | 02/25/2007 | 4.57 | 27 |
| 28 | 03/25/2007 | 5.99 | 28 | 03/25/2007 | 5.04 | 28 |
| 29 | 04/25/2007 | 5.70 | 29 | 04/25/2007 | 4.80 | 29 |
| 30 | 05/25/2007 | 5.78 | 30 | 05/25/2007 | 5.16 | 30 |
| 31 | 06/25/2007 | 5.68 | 31 | 06/25/2007 | 5.02 | 31 |
| 32 | 07/25/2007 | 5.75 | 32 | 07/25/2007 | 5.00 | 32 |
| 33 | 08/25/2007 | 5.65 | 33 | 08/25/2007 | 4.86 | 33 |
| 34 | 09/25/2007 | 5.64 | 34 | 09/25/2007 | 4.78 | 34 |
| 35 | 10/25/2007 | 5.86 | 35 | 10/25/2007 | 5.11 | 35 |
| 36 | 11/25/2007 | 5.89 | 36 | 11/25/2007 | 5.33 | 36 |
| 37 | 12/25/2007 | 5.96 | 37 | 12/25/2007 | 5.40 | 37 |
| 38 | 01/25/2008 | 5.95 | 38 | 01/25/2008 | 5.01 | 38 |
| 39 | 02/25/2008 | 5.98 | 39 | 02/25/2008 | 5.33 | 39 |
| 40 | 03/25/2008 | 6.18 | 40 | 03/25/2008 | 5.50 | 40 |
| 41 | 04/25/2008 | 6.02 | 41 | 04/25/2008 | 5.38 | 41 |
| 42 | 05/25/2008 | 6.13 | 42 | 05/25/2008 | 5.62 | 42 |
| 43 | 06/25/2008 | 6.05 | 43 | 06/25/2008 | 5.50 | 43 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 44 | 07/25/2008 | 6.15 | 44 | 07/25/2008 | 5.39 | 44 |
| 45 | 08/25/2008 | 6.07 | 45 | 08/25/2008 | 5.52 | 45 |
| 46 | 09/25/2008 | 6.08 | 46 | 09/25/2008 | 5.33 | 46 |
| 47 | 10/25/2008 | 6.17 | 47 | 10/25/2008 | 5.61 | 47 |
| 48 | 11/25/2008 | 6.09 | 48 | 11/25/2008 | 5.47 | 48 |
| 49 | 12/25/2008 | 6.18 | 49 | 12/25/2008 | 5.70 | 49 |
| 50 | 01/25/2009 | 6.09 | 50 | 01/25/2009 | 5.35 | 50 |
| 51 | 02/25/2009 | 6.10 | 51 | 02/25/2009 | 5.40 | 51 |
| 52 | 03/25/2009 | 6.36 | 52 | 03/25/2009 | 6.09 | 52 |
| 53 | 04/25/2009 | 6.10 | 53 | 04/25/2009 | 5.25 | 53 |
| 54 | 05/25/2009 | 6.19 | 54 | 05/25/2009 | 5.57 | 54 |
| 55 | 06/25/2009 | 6.11 | 55 | 06/25/2009 | 5.71 | 55 |
| 56 | 07/25/2009 | 6.20 | 56 | 07/25/2009 | 5.58 | 56 |
| 57 | 08/25/2009 | 6.12 | 57 | 08/25/2009 | 5.34 | 57 |
| 58 | 09/25/2009 | 6.12 | 58 | 09/25/2009 | 5.53 | 58 |
| 59 | 10/25/2009 | 6.21 | 59 | 10/25/2009 | 5.61 | 59 |
| 60 | 11/25/2009 | 6.13 | 60 | 11/25/2009 | 5.31 | 60 |
| 61 | 12/25/2009 | 6.22 | 61 | 12/25/2009 | 5.82 | 61 |
| 62 | 01/25/2010 | 6.14 | 62 | 01/25/2010 | 5.34 | 62 |
| 63 | 02/25/2010 | 6.14 | 63 | 02/25/2010 | 5.40 | 63 |
| 64 | 03/25/2010 | 6.40 | 64 | 03/25/2010 | 6.14 | 64 |
| 65 | 04/25/2010 | 6.15 | 65 | 04/25/2010 | 5.23 | 65 |
| 66 | 05/25/2010 | 6.24 | 66 | 05/25/2010 | 5.57 | 66 |
| 67 | 06/25/2010 | 6.16 | 67 | 06/25/2010 | 5.73 | 67 |
| 68 | 07/25/2010 | 6.25 | 68 | 07/25/2010 | 5.62 | 68 |
| 69 | 08/25/2010 | 6.17 | 69 | 08/25/2010 | 5.38 | 69 |
| 70 | 09/25/2010 | 6.18 | 70 | 09/25/2010 | 5.59 | 70 |
| 71 | 10/25/2010 | 6.27 | 71 | 10/25/2010 | 5.63 | 71 |
| 72 | 11/25/2010 | 5.78 | 72 | 11/25/2010 | 4.91 | 72 |
| 73 | 12/25/2010 | 5.88 | 73 | 12/25/2010 | 5.46 | 73 |
| 74 | 01/25/2011 | 5.79 | 74 | 01/25/2011 | 4.97 | 74 |
| 75 | 02/25/2011 | 5.79 | 75 | 02/25/2011 | 5.05 | 75 |
| 76 | 03/25/2011 | 6.08 | 76 | 03/25/2011 | 5.84 | 76 |
| 77 | 04/25/2011 | 5.80 | 77 | 04/25/2011 | 4.87 | 77 |
| 78 | 05/25/2011 | 5.90 | 78 | 05/25/2011 | 5.23 | 78 |
| 79 | 06/25/2011 | 5.81 | 79 | 06/25/2011 | 5.38 | 79 |
| 80 | 07/25/2011 | 5.91 | 80 | 07/25/2011 | 5.27 | 80 |
| 81 | 08/25/2011 | 5.82 | 81 | 08/25/2011 | 5.01 | 81 |
| 82 | 09/25/2011 | 5.83 | 82 | 09/25/2011 | 5.22 | 82 |
| 83 | 10/25/2011 | 5.93 | 83 | 10/25/2011 | 5.35 | 83 |
| 84 | 11/25/2011 | 5.85 | 84 | 11/25/2011 | 5.03 | 84 |
| 85 | 12/25/2011 | 5.96 | 85 | 12/25/2011 | 5.58 | 85 |
| 86 | 01/25/2012 | 5.87 | 86 | 01/25/2012 | 5.09 | 86 |
| 87 | 02/25/2012 | 5.89 | 87 | 02/25/2012 | 5.18 | 87 |
| 88 | 03/25/2012 | 6.08 | 88 | 03/25/2012 | 5.53 | 88 |
| 89 | 04/25/2012 | 5.91 | 89 | 04/25/2012 | 5.20 | 89 |
| 90 | 05/25/2012 | 6.01 | 90 | 05/25/2012 | 5.43 | 90 |
| 91 | 06/25/2012 | 5.93 | 91 | 06/25/2012 | 5.34 | 91 |
| 92 | 07/25/2012 | 6.04 | 92 | 07/25/2012 | 5.39 | 92 |
| 93 | 08/25/2012 | 5.96 | 93 | 08/25/2012 | 5.29 | 93 |
| 94 | 09/25/2012 | 5.97 | 94 | 09/25/2012 | 5.27 | 94 |
| 95 | 10/25/2012 | 6.08 | 95 | 10/25/2012 | 5.45 | 95 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 96 | 11/25/2012 | 6.00 | 96 | 11/25/2012 | 5.31 | 96 |
| 97 | 12/25/2012 | 6.10 | 97 | 12/25/2012 | 5.61 | 97 |
| 98 | 01/25/2013 | 6.03 | 98 | 01/25/2013 | 5.28 | 98 |
| 99 | 02/25/2013 | 6.05 | 99 | 02/25/2013 | 5.40 | 99 |
| 100 | 03/25/2013 | 6.32 | 100 | 03/25/2013 | 6.18 | 100 |
| 101 | 04/25/2013 | 6.08 | 101 | 04/25/2013 | 5.09 | 101 |
| 102 | 05/25/2013 | 6.18 | 102 | 05/25/2013 | 5.86 | 102 |
| 103 | 06/25/2013 | 6.12 | 103 | 06/25/2013 | 5.65 | 103 |
| 104 | 07/25/2013 | 6.22 | 104 | 07/25/2013 | 5.70 | 104 |
| 105 | 08/25/2013 | 6.16 | 105 | 08/25/2013 | 5.63 | 105 |
| 106 | 09/25/2013 | 6.18 | 106 | 09/25/2013 | 5.60 | 106 |
| 107 | 10/25/2013 | 6.28 | 107 | 10/25/2013 | 5.79 | 107 |
| 108 | 11/25/2013 | 6.22 | 108 | 11/25/2013 | 5.66 | 108 |
| 109 | 12/25/2013 | 6.32 | 109 | 12/25/2013 | 5.95 | 109 |
| 110 | 01/25/2014 | 6.27 | 110 | 01/25/2014 | 5.65 | 110 |
| 111 | 02/25/2014 | 6.29 | 111 | 02/25/2014 | 5.76 | 111 |
| 112 | 03/25/2014 | 6.55 | 112 | 03/25/2014 | 6.51 | 112 |
| 113 | 04/25/2014 | 6.34 | 113 | 04/25/2014 | 5.54 | 113 |
| 114 | 05/25/2014 | 6.44 | 114 | 05/25/2014 | 6.27 | 114 |
| 115 | 06/25/2014 | 6.38 | 115 | 06/25/2014 | 6.08 | 115 |
| 116 | 07/25/2014 | 6.48 | 116 | 07/25/2014 | 6.15 | 116 |
| 117 | 08/25/2014 | 6.43 | 117 | 08/25/2014 | 6.09 | 117 |
| 118 | 09/25/2014 | 6.45 | 118 | 09/25/2014 | 6.09 | 118 |
| 119 | 10/25/2014 | 6.55 | 119 | 10/25/2014 | 6.27 | 119 |
| 120 | 11/25/2014 | 6.50 | 120 | 11/25/2014 | 6.17 | 120 |
| 121 | 12/25/2014 | 6.60 | 121 | 12/25/2014 | 6.46 | 121 |
| 122 | 01/25/2015 | 6.56 | 122 | 01/25/2015 | 6.21 | 122 |
| 123 | 02/25/2015 | 6.59 | 123 | 02/25/2015 | 6.34 | 123 |
| 124 | 03/25/2015 | 6.82 | 124 | 03/25/2015 | 7.03 | 124 |
| 125 | 04/25/2015 | 6.65 | 125 | 04/25/2015 | 6.19 | 125 |
| 126 | 05/25/2015 | 6.75 | 126 | 05/25/2015 | 6.87 | 126 |
| 127 | 06/25/2015 | 6.71 | 127 | 06/25/2015 | 6.74 | 127 |
| 128 | 07/25/2015 | 6.81 | 128 | 07/25/2015 | 6.82 | 128 |
| 129 | 08/25/2015 | 6.78 | 129 | 08/25/2015 | 6.80 | 129 |
| 130 | 09/25/2015 | 6.82 | 130 | 09/25/2015 | 6.84 | 130 |
| 131 | 10/25/2015 | 6.91 | 131 | 10/25/2015 | 7.07 | 131 |
| 132 | 11/25/2015 | 6.89 | 132 | 11/25/2015 | 7.02 | 132 |
| 133 | 12/25/2015 | 6.99 | 133 | 12/25/2015 | 7.30 | 133 |
| 134 | 01/25/2016 | 6.98 | 134 | 01/25/2016 | 7.13 | 134 |
| 135 | 02/25/2016 | 7.02 | 135 | 02/25/2016 | 7.28 | 135 |
| 136 | 03/25/2016 | 7.17 | 136 | 03/25/2016 | 7.59 | 136 |
| 137 | 04/25/2016 | 7.11 | 137 | 04/25/2016 | 7.46 | 137 |
| 138 | 05/25/2016 | 7.21 | 138 | 05/25/2016 | 7.70 | 138 |
| 139 | 06/25/2016 | 7.21 | 139 | 06/25/2016 | 7.74 | 139 |
| 140 | 07/25/2016 | 7.30 | 140 | 07/25/2016 | 7.86 | 140 |
| 141 | 08/25/2016 | 7.31 | 141 | 08/25/2016 | 7.92 | 141 |
| 142 | 09/25/2016 | 7.37 | 142 | 09/25/2016 | 8.01 | 142 |
| 143 | 10/25/2016 | 7.46 | 143 | 10/25/2016 | 8.21 | 143 |
| 144 | 11/25/2016 | 7.48 | 144 | 11/25/2016 | 8.24 | 144 |
| 145 | 12/25/2016 | 7.58 | 145 | 12/25/2016 | 8.51 | 145 |
| 146 | 01/25/2017 | 7.60 | 146 | 01/25/2017 | 8.48 | 146 |
| 147 | 02/25/2017 | 7.67 | 147 | 02/25/2017 | 8.66 | 147 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 148 | 03/25/2017 | 7.82 | 148 | 03/25/2017 | 9.11 | 148 |
| 149 | 04/25/2017 | 7.81 | 149 | 04/25/2017 | 8.93 | 149 |
| 150 | 05/25/2017 | 7.90 | 150 | 05/25/2017 | 9.26 | 150 |
| 151 | 06/25/2017 | 7.95 | 151 | 06/25/2017 | 9.39 | 151 |
| 152 | 07/25/2017 | 8.05 | 152 | 07/25/2017 | 9.56 | 152 |
| 153 | 08/25/2017 | 8.11 | 153 | 08/25/2017 | 9.71 | 153 |
| 154 | 09/25/2017 | 8.19 | 154 | 09/25/2017 | 9.88 | 154 |
| 155 | 10/25/2017 | 8.29 | 155 | 10/25/2017 | 10.07 | 155 |
| 156 | 11/25/2017 | 8.36 | 156 | 11/25/2017 | 10.24 | 156 |
| 157 | 12/25/2017 | 8.46 | 157 | 12/25/2017 | 10.47 | 157 |
| 158 | 01/25/2018 | 8.55 | 158 | 01/25/2018 | 10.65 | 158 |
| 159 | 02/25/2018 | 8.61 | 159 | 02/25/2018 | 10.87 | 159 |
| 160 | 03/25/2018 | 8.61 | 160 | 03/25/2018 | 11.03 | 160 |
| 161 | 04/25/2018 | 8.61 | 161 | 04/25/2018 | 11.11 | 161 |
| 162 | 05/25/2018 | 8.61 | 162 | 05/25/2018 | 11.10 | 162 |
| 163 | 06/25/2018 | 8.60 | 163 | 06/25/2018 | 11.09 | 163 |
| 164 | 07/25/2018 | 8.60 | 164 | 07/25/2018 | 11.08 | 164 |
| 165 | 08/25/2018 | 8.60 | 165 | 08/25/2018 | 11.06 | 165 |
| 166 | 09/25/2018 | 8.60 | 166 | 09/25/2018 | 11.05 | 166 |
| 167 | 10/25/2018 | 8.59 | 167 | 10/25/2018 | 10.99 | 167 |
| 168 | 11/25/2018 | 8.59 | 168 | 11/25/2018 | 10.98 | 168 |
| 169 | 12/25/2018 | 8.59 | 169 | 12/25/2018 | 10.96 | 169 |
| 170 | 01/25/2019 | 8.59 | 170 | 01/25/2019 | 10.95 | 170 |
| 171 | 02/25/2019 | 8.59 | 171 | 02/25/2019 | 10.94 | 171 |
| 172 | 03/25/2019 | 8.58 | 172 | 03/25/2019 | 10.93 | 172 |
| 173 | 04/25/2019 | 8.58 | 173 | 04/25/2019 | 10.97 | 173 |
| 174 | 05/25/2019 | 8.58 | 174 | 05/25/2019 | 10.96 | 174 |
| 175 | 06/25/2019 | 8.58 | 175 | 06/25/2019 | 10.95 | 175 |
| 176 | 07/25/2019 | 8.58 | 176 | 07/25/2019 | 10.93 | 176 |
| 177 | 08/25/2019 | 8.57 | 177 | 08/25/2019 | 10.92 | 177 |
| 178 | 09/25/2019 | 8.57 | 178 | 09/25/2019 | 10.91 | 178 |
| 179 | 10/25/2019 | 8.54 | 179 | 10/25/2019 | 10.84 | 179 |
| 180 | 11/25/2019 | 8.54 | 180 | 11/25/2019 | 10.83 | 180 |
| 181 | 12/25/2019 | 8.53 | 181 | 12/25/2019 | 10.81 | 181 |
| 182 | 01/25/2020 | 8.53 | 182 | 01/25/2020 | 10.80 | 182 |
| 183 | 02/25/2020 | 8.53 | 183 | 02/25/2020 | 10.78 | 183 |
| 184 | 03/25/2020 | 8.53 | 184 | 03/25/2020 | 10.77 | 184 |
| 185 | 04/25/2020 | 8.52 | 185 | 04/25/2020 | 10.73 | 185 |
| 186 | 05/25/2020 | 8.52 | 186 | 05/25/2020 | 10.71 | 186 |
| 187 | 06/25/2020 | 8.52 | 187 | 06/25/2020 | 10.70 | 187 |
| 188 | 07/25/2020 | 8.51 | 188 | 07/25/2020 | 10.68 | 188 |
| 189 | 08/25/2020 | 8.51 | 189 | 08/25/2020 | 10.67 | 189 |
| 190 | 09/25/2020 | 8.51 | 190 | 09/25/2020 | 10.65 | 190 |
| 191 | 10/25/2020 | 8.50 | 191 | 10/25/2020 | 10.59 | 191 |
| 192 | 11/25/2020 | 8.50 | 192 | 11/25/2020 | 10.57 | 192 |
| 193 | 12/25/2020 | 8.50 | 193 | 12/25/2020 | 10.56 | 193 |
| 194 | 01/25/2021 | 8.50 | 194 | 01/25/2021 | 10.54 | 194 |
| 195 | 02/25/2021 | 8.49 | 195 | 02/25/2021 | 10.53 | 195 |
| 196 | 03/25/2021 | 8.49 | 196 | 03/25/2021 | 10.51 | 196 |
| 197 | 04/25/2021 | 8.49 | 197 | 04/25/2021 | 10.53 | 197 |
| 198 | 05/25/2021 | 8.48 | 198 | 05/25/2021 | 10.52 | 198 |
| 199 | 06/25/2021 | 8.48 | 199 | 06/25/2021 | 10.50 | 199 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 200 | 07/25/2021 | 8.48 | 200 | 07/25/2021 | 10.49 | 200 |
| 201 | 08/25/2021 | 8.47 | 201 | 08/25/2021 | 10.47 | 201 |
| 202 | 09/25/2021 | 8.47 | 202 | 09/25/2021 | 10.46 | 202 |
| 203 | 10/25/2021 | 8.47 | 203 | 10/25/2021 | 10.37 | 203 |
| 204 | 11/25/2021 | 8.46 | 204 | 11/25/2021 | 10.35 | 204 |
| 205 | 12/25/2021 | 8.46 | 205 | 12/25/2021 | 10.34 | 205 |
| 206 | 01/25/2022 | 8.46 | 206 | 01/25/2022 | 10.32 | 206 |
| 207 | 02/25/2022 | 8.46 | 207 | 02/25/2022 | 10.31 | 207 |
| 208 | 03/25/2022 | 8.45 | 208 | 03/25/2022 | 10.30 | 208 |
| 209 | 04/25/2022 | 8.45 | 209 | 04/25/2022 | 10.33 | 209 |
| 210 | 05/25/2022 | 8.45 | 210 | 05/25/2022 | 10.31 | 210 |
| 211 | 06/25/2022 | 8.44 | 211 | 06/25/2022 | 10.29 | 211 |
| 212 | 07/25/2022 | 8.44 | 212 | 07/25/2022 | 10.28 | 212 |
| 213 | 08/25/2022 | 8.44 | 213 | 08/25/2022 | 10.26 | 213 |
| 214 | 09/25/2022 | 8.43 | 214 | 09/25/2022 | 10.25 | 214 |
| 215 | 10/25/2022 | 8.43 | 215 | 10/25/2022 | 10.18 | 215 |
| 216 | 11/25/2022 | 8.43 | 216 | 11/25/2022 | 10.16 | 216 |
| 217 | 12/25/2022 | 8.43 | 217 | 12/25/2022 | 10.15 | 217 |
| 218 | 01/25/2023 | 8.42 | 218 | 01/25/2023 | 10.13 | 218 |
| 219 | 02/25/2023 | 8.42 | 219 | 02/25/2023 | 10.12 | 219 |
| 220 | 03/25/2023 | 8.42 | 220 | 03/25/2023 | 10.11 | 220 |
| 221 | 04/25/2023 | 8.41 | 221 | 04/25/2023 | 10.14 | 221 |
| 222 | 05/25/2023 | 8.41 | 222 | 05/25/2023 | 10.12 | 222 |
| 223 | 06/25/2023 | 8.41 | 223 | 06/25/2023 | 10.11 | 223 |
| 224 | 07/25/2023 | 8.40 | 224 | 07/25/2023 | 10.09 | 224 |
| 225 | 08/25/2023 | 8.40 | 225 | 08/25/2023 | 10.08 | 225 |
| 226 | 09/25/2023 | 8.40 | 226 | 09/25/2023 | 10.06 | 226 |
| 227 | 10/25/2023 | 8.40 | 227 | 10/25/2023 | 10.03 | 227 |
| 228 | 11/25/2023 | 8.39 | 228 | 11/25/2023 | 10.01 | 228 |
| 229 | 12/25/2023 | 8.39 | 229 | 12/25/2023 | 10.00 | 229 |
| 230 | 01/25/2024 | 8.39 | 230 | 01/25/2024 | 9.98 | 230 |
| 231 | 02/25/2024 | 8.38 | 231 | 02/25/2024 | 9.97 | 231 |
| 232 | 03/25/2024 | 8.38 | 232 | 03/25/2024 | 9.96 | 232 |
| 233 | 04/25/2024 | 8.38 | 233 | 04/25/2024 | 9.95 | 233 |
| 234 | 05/25/2024 | 8.38 | 234 | 05/25/2024 | 9.94 | 234 |
| 235 | 06/25/2024 | 8.37 | 235 | 06/25/2024 | 9.92 | 235 |
| 236 | 07/25/2024 | 8.37 | 236 | 07/25/2024 | 9.91 | 236 |
| 237 | 08/25/2024 | 8.37 | 237 | 08/25/2024 | 9.89 | 237 |
| 238 | 09/25/2024 | 8.36 | 238 | 09/25/2024 | 9.88 | 238 |
| 239 | 10/25/2024 | 8.36 | 239 | 10/25/2024 | 9.83 | 239 |
| 240 | 11/25/2024 | 8.36 | 240 | 11/25/2024 | 9.82 | 240 |
| 241 | 12/25/2024 | 8.36 | 241 | 12/25/2024 | 9.80 | 241 |
| 242 | 01/25/2025 | 8.35 | 242 | 01/25/2025 | 9.79 | 242 |
| 243 | 02/25/2025 | 8.35 | 243 | 02/25/2025 | 9.78 | 243 |
| 244 | 03/25/2025 | 8.35 | 244 | 03/25/2025 | 9.76 | 244 |
| 245 | 04/25/2025 | 8.34 | 245 | 04/25/2025 | 9.77 | 245 |
| 246 | 05/25/2025 | 8.34 | 246 | 05/25/2025 | 9.76 | 246 |
| 247 | 06/25/2025 | 8.34 | 247 | 06/25/2025 | 9.74 | 247 |
| 248 | 07/25/2025 | 8.34 | 248 | 07/25/2025 | 9.73 | 248 |
| 249 | 08/25/2025 | 8.33 | 249 | 08/25/2025 | 9.72 | 249 |
| 250 | 09/25/2025 | 8.33 | 250 | 09/25/2025 | 9.70 | 250 |
| 251 | 10/25/2025 | 8.33 | 251 | 10/25/2025 | 9.63 | 251 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 252 | 11/25/2025 | 8.33 | 252 | 11/25/2025 | 9.62 | 252 |
| 253 | 12/25/2025 | 8.32 | 253 | 12/25/2025 | 9.61 | 253 |
| 254 | 01/25/2026 | 8.32 | 254 | 01/25/2026 | 9.59 | 254 |
| 255 | 02/25/2026 | 8.32 | 255 | 02/25/2026 | 9.58 | 255 |
| 256 | 03/25/2026 | 8.32 | 256 | 03/25/2026 | 9.57 | 256 |
| 257 | 04/25/2026 | 8.31 | 257 | 04/25/2026 | 9.58 | 257 |
| 258 | 05/25/2026 | 8.31 | 258 | 05/25/2026 | 9.56 | 258 |
| 259 | 06/25/2026 | 8.31 | 259 | 06/25/2026 | 9.55 | 259 |
| 260 | 07/25/2026 | 8.31 | 260 | 07/25/2026 | 9.54 | 260 |
| 261 | 08/25/2026 | 8.30 | 261 | 08/25/2026 | 9.53 | 261 |
| 262 | 09/25/2026 | 8.30 | 262 | 09/25/2026 | 9.51 | 262 |
| 263 | 10/25/2026 | 8.30 | 263 | 10/25/2026 | 9.45 | 263 |
| 264 | 11/25/2026 | 8.30 | 264 | 11/25/2026 | 9.43 | 264 |
| 265 | 12/25/2026 | 8.29 | 265 | 12/25/2026 | 9.42 | 265 |
| 266 | 01/25/2027 | 8.29 | 266 | 01/25/2027 | 9.41 | 266 |
| 267 | 02/25/2027 | 8.29 | 267 | 02/25/2027 | 9.40 | 267 |
| 268 | 03/25/2027 | 8.29 | 268 | 03/25/2027 | 9.39 | 268 |
| 269 | 04/25/2027 | 8.28 | 269 | 04/25/2027 | 9.39 | 269 |
| 270 | 05/25/2027 | 8.28 | 270 | 05/25/2027 | 9.38 | 270 |
| 271 | 06/25/2027 | 8.28 | 271 | 06/25/2027 | 9.37 | 271 |
| 272 | 07/25/2027 | 8.28 | 272 | 07/25/2027 | 9.36 | 272 |
| 273 | 08/25/2027 | 8.27 | 273 | 08/25/2027 | 9.35 | 273 |
| 274 | 09/25/2027 | 8.27 | 274 | 09/25/2027 | 9.34 | 274 |
| 275 | 10/25/2027 | 8.27 | 275 | 10/25/2027 | 9.29 | 275 |
| 276 | 11/25/2027 | 8.27 | 276 | 11/25/2027 | 9.28 | 276 |
| 277 | 12/25/2027 | 8.26 | 277 | 12/25/2027 | 9.27 | 277 |
| 278 | 01/25/2028 | 8.26 | 278 | 01/25/2028 | 9.26 | 278 |
| 279 | 02/25/2028 | 8.26 | 279 | 02/25/2028 | 9.25 | 279 |
| 280 | 03/25/2028 | 8.26 | 280 | 03/25/2028 | 9.24 | 280 |
| 281 | 04/25/2028 | 8.26 | 281 | 04/25/2028 | 9.21 | 281 |
| 282 | 05/25/2028 | 8.25 | 282 | 05/25/2028 | 9.20 | 282 |
| 283 | 06/25/2028 | 8.25 | 283 | 06/25/2028 | 9.19 | 283 |
| 284 | 07/25/2028 | 8.25 | 284 | 07/25/2028 | 9.18 | 284 |
| 285 | 08/25/2028 | 8.25 | 285 | 08/25/2028 | 9.17 | 285 |
| 286 | 09/25/2028 | 8.25 | 286 | 09/25/2028 | 9.16 | 286 |
| 287 | 10/25/2028 | 8.24 | 287 | 10/25/2028 | 9.12 | 287 |
| 288 | 11/25/2028 | 8.24 | 288 | 11/25/2028 | 9.11 | 288 |
| 289 | 12/25/2028 | 8.24 | 289 | 12/25/2028 | 9.10 | 289 |
| 290 | 01/25/2029 | 8.24 | 290 | 01/25/2029 | 9.09 | 290 |
| 291 | 02/25/2029 | 8.24 | 291 | 02/25/2029 | 9.08 | 291 |
| 292 | 03/25/2029 | 8.23 | 292 | 03/25/2029 | 9.07 | 292 |
| 293 | 04/25/2029 | 8.23 | 293 | 04/25/2029 | 9.08 | 293 |
| 294 | 05/25/2029 | 8.23 | 294 | 05/25/2029 | 9.07 | 294 |
| 295 | 06/25/2029 | 8.23 | 295 | 06/25/2029 | 9.06 | 295 |
| 296 | 07/25/2029 | 8.23 | 296 | 07/25/2029 | 9.05 | 296 |
| 297 | 08/25/2029 | 8.22 | 297 | 08/25/2029 | 9.04 | 297 |
| 298 | 09/25/2029 | 8.22 | 298 | 09/25/2029 | 9.03 | 298 |
| 299 | 10/25/2029 | 8.22 | 299 | 10/25/2029 | 8.99 | 299 |
| 300 | 11/25/2029 | 8.22 | 300 | 11/25/2029 | 8.98 | 300 |
| 301 | 12/25/2029 | 8.22 | 301 | 12/25/2029 | 8.97 | 301 |
| 302 | 01/25/2030 | 8.21 | 302 | 01/25/2030 | 8.96 | 302 |
| 303 | 02/25/2030 | 8.21 | 303 | 02/25/2030 | 8.95 | 303 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 304 | 03/25/2030 | 8.21 | 304 | 03/25/2030 | 8.94 | 304 |
| 305 | 04/25/2030 | 8.21 | 305 | 04/25/2030 | 8.95 | 305 |
| 306 | 05/25/2030 | 8.21 | 306 | 05/25/2030 | 8.94 | 306 |
| 307 | 06/25/2030 | 8.21 | 307 | 06/25/2030 | 8.93 | 307 |
| 308 | 07/25/2030 | 8.20 | 308 | 07/25/2030 | 8.92 | 308 |
| 309 | 08/25/2030 | 8.20 | 309 | 08/25/2030 | 8.91 | 309 |
| 310 | 09/25/2030 | 8.20 | 310 | 09/25/2030 | 8.91 | 310 |
| 311 | 10/25/2030 | 8.20 | 311 | 10/25/2030 | 8.86 | 311 |
| 312 | 11/25/2030 | 8.20 | 312 | 11/25/2030 | 8.86 | 312 |
| 313 | 12/25/2030 | 8.20 | 313 | 12/25/2030 | 8.85 | 313 |
| 314 | 01/25/2031 | 8.19 | 314 | 01/25/2031 | 8.84 | 314 |
| 315 | 02/25/2031 | 8.19 | 315 | 02/25/2031 | 8.83 | 315 |
| 316 | 03/25/2031 | 8.19 | 316 | 03/25/2031 | 8.83 | 316 |
| 317 | 04/25/2031 | 8.19 | 317 | 04/25/2031 | 8.84 | 317 |
| 318 | 05/25/2031 | 8.19 | 318 | 05/25/2031 | 8.83 | 318 |
| 319 | 06/25/2031 | 8.19 | 319 | 06/25/2031 | 8.82 | 319 |
| 320 | 07/25/2031 | 8.19 | 320 | 07/25/2031 | 8.81 | 320 |
| 321 | 08/25/2031 | 8.18 | 321 | 08/25/2031 | 8.81 | 321 |
| 322 | 09/25/2031 | 8.18 | 322 | 09/25/2031 | 8.80 | 322 |
| 323 | 10/25/2031 | 8.18 | 323 | 10/25/2031 | 8.78 | 323 |
| 324 | 11/25/2031 | 8.18 | 324 | 11/25/2031 | 8.77 | 324 |
| 325 | 12/25/2031 | 8.18 | 325 | 12/25/2031 | 8.76 | 325 |
| 326 | 01/25/2032 | 8.18 | 326 | 01/25/2032 | 8.76 | 326 |
| 327 | 02/25/2032 | 8.18 | 327 | 02/25/2032 | 8.75 | 327 |
| 328 | 03/25/2032 | 8.18 | 328 | 03/25/2032 | 8.74 | 328 |
| 329 | 04/25/2032 | 8.18 | 329 | 04/25/2032 | 8.73 | 329 |
| 330 | 05/25/2032 | 8.17 | 330 | 05/25/2032 | 8.72 | 330 |
| 331 | 06/25/2032 | 8.17 | 331 | 06/25/2032 | 8.72 | 331 |
| 332 | 07/25/2032 | 8.17 | 332 | 07/25/2032 | 8.71 | 332 |
| 333 | 08/25/2032 | 8.17 | 333 | 08/25/2032 | 8.71 | 333 |
| 334 | 09/25/2032 | 8.17 | 334 | 09/25/2032 | 8.70 | 334 |
| 335 | 10/25/2032 | 8.17 | 335 | 10/25/2032 | 8.68 | 335 |
| 336 | 11/25/2032 | 8.17 | 336 | 11/25/2032 | 8.68 | 336 |
| 337 | 12/25/2032 | 8.17 | 337 | 12/25/2032 | 8.67 | 337 |
| 338 | 01/25/2033 | 8.17 | 338 | 01/25/2033 | 8.67 | 338 |
| 339 | 02/25/2033 | 8.17 | 339 | 02/25/2033 | 8.67 | 339 |
| 340 | 03/25/2033 | 8.17 | 340 | 03/25/2033 | 8.66 | 340 |
| 341 | 04/25/2033 | 8.16 | 341 | 04/25/2033 | 8.67 | 341 |
| 342 | 05/25/2033 | 8.16 | 342 | 05/25/2033 | 8.67 | 342 |
| 343 | 06/25/2033 | 8.17 | 343 | 06/25/2033 | 8.67 | 343 |
| 344 | 07/25/2033 | 8.16 | 344 | 07/25/2033 | 8.66 | 344 |
| 345 | 08/25/2033 | 8.17 | 345 | 08/25/2033 | 8.66 | 345 |
| 346 | 09/25/2033 | 8.17 | 346 | 09/25/2033 | 8.66 | 346 |
| 347 | 10/25/2033 | 8.17 | 347 | 10/25/2033 | 8.64 | 347 |
| 348 | 11/25/2033 | 8.17 | 348 | 11/25/2033 | 8.65 | 348 |
| 349 | 12/25/2033 | 8.17 | 349 | 12/25/2033 | 8.65 | 349 |
| 350 | 01/25/2034 | 8.17 | 350 | 01/25/2034 | 8.66 | 350 |
| 351 | 02/25/2034 | 8.18 | 351 | 02/25/2034 | 8.67 | 351 |
| 352 | 03/25/2034 | 8.19 | 352 | 03/25/2034 | 8.67 | 352 |
| 353 | 04/25/2034 | 8.19 | 353 | 04/25/2034 | 8.72 | 353 |
| 354 | 05/25/2034 | 8.22 | 354 | 05/25/2034 | 8.75 | 354 |
| 355 | 06/25/2034 | 8.23 | 355 | 06/25/2034 | 8.84 | 355 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 356 | 07/25/2034 | 8.31 | 356 | 07/25/2034 | 9.01 | 356 |
| 357 | 08/25/2034 | 8.54 | 357 | 08/25/2034 | 9.62 | 357 |
| 358 | 09/25/2034 | 8.70 | 358 | 09/25/2034 | 11.96 | 358 |
| 359 | 10/25/2034 | 10.26 | 359 | 10/25/2034 | 8.00 | 359 |

| Date | Fwd + 100 Excess Spread | Period Total | Date | Fwd + 200 Excess Spread |
|---|---|---|---|---|
| 11/29/04 | | 0 | 11/29/04 | |
| 12/25/2004 | 4.70 | 1 | 12/25/2004 | 4.70 |
| 01/25/2005 | 2.97 | 2 | 01/25/2005 | 1.97 |
| 02/25/2005 | 2.91 | 3 | 02/25/2005 | 1.90 |
| 03/25/2005 | 3.29 | 4 | 03/25/2005 | 2.37 |
| 04/25/2005 | 2.44 | 5 | 04/25/2005 | 1.44 |
| 05/25/2005 | 2.66 | 6 | 05/25/2005 | 1.68 |
| 06/25/2005 | 2.52 | 7 | 06/25/2005 | 1.51 |
| 07/25/2005 | 2.37 | 8 | 07/25/2005 | 1.40 |
| 08/25/2005 | 2.27 | 9 | 08/25/2005 | 1.27 |
| 09/25/2005 | 2.22 | 10 | 09/25/2005 | 1.22 |
| 10/25/2005 | 2.19 | 11 | 10/25/2005 | 1.22 |
| 11/25/2005 | 2.17 | 12 | 11/25/2005 | 1.18 |
| 12/25/2005 | 2.22 | 13 | 12/25/2005 | 1.25 |
| 01/25/2006 | 1.88 | 14 | 01/25/2006 | 0.89 |
| 02/25/2006 | 1.78 | 15 | 02/25/2006 | 0.80 |
| 03/25/2006 | 2.52 | 16 | 03/25/2006 | 1.62 |
| 04/25/2006 | 1.51 | 17 | 04/25/2006 | 0.56 |
| 05/25/2006 | 1.83 | 18 | 05/25/2006 | 0.88 |
| 06/25/2006 | 1.68 | 19 | 06/25/2006 | 0.71 |
| 07/25/2006 | 1.67 | 20 | 07/25/2006 | 0.73 |
| 08/25/2006 | 1.52 | 21 | 08/25/2006 | 0.57 |
| 09/25/2006 | 1.43 | 22 | 09/25/2006 | 0.50 |
| 10/25/2006 | 3.81 | 23 | 10/25/2006 | 2.82 |
| 11/25/2006 | 3.59 | 24 | 11/25/2006 | 2.58 |
| 12/25/2006 | 3.78 | 25 | 12/25/2006 | 2.79 |
| 01/25/2007 | 3.30 | 26 | 01/25/2007 | 2.31 |
| 02/25/2007 | 3.55 | 27 | 02/25/2007 | 2.54 |
| 03/25/2007 | 4.12 | 28 | 03/25/2007 | 3.20 |
| 04/25/2007 | 3.96 | 29 | 04/25/2007 | 2.94 |
| 05/25/2007 | 4.35 | 30 | 05/25/2007 | 3.37 |
| 06/25/2007 | 4.19 | 31 | 06/25/2007 | 3.17 |
| 07/25/2007 | 4.20 | 32 | 07/25/2007 | 3.21 |
| 08/25/2007 | 4.02 | 33 | 08/25/2007 | 3.01 |
| 09/25/2007 | 3.95 | 34 | 09/25/2007 | 2.93 |
| 10/25/2007 | 4.89 | 35 | 10/25/2007 | 4.07 |
| 11/25/2007 | 5.07 | 36 | 11/25/2007 | 4.22 |
| 12/25/2007 | 5.18 | 37 | 12/25/2007 | 4.36 |
| 01/25/2008 | 4.75 | 38 | 01/25/2008 | 3.90 |
| 02/25/2008 | 5.07 | 39 | 02/25/2008 | 4.22 |
| 03/25/2008 | 5.30 | 40 | 03/25/2008 | 4.52 |
| 04/25/2008 | 5.12 | 41 | 04/25/2008 | 4.86 |
| 05/25/2008 | 5.40 | 42 | 05/25/2008 | 5.16 |
| 06/25/2008 | 5.24 | 43 | 06/25/2008 | 4.98 |

| | | | | |
|---|---|---|---|---|
| 07/25/2008 | 5.16 | 44 | 07/25/2008 | 4.93 |
| 08/25/2008 | 5.26 | 45 | 08/25/2008 | 4.99 |
| 09/25/2008 | 5.07 | 46 | 09/25/2008 | 4.81 |
| 10/25/2008 | 5.42 | 47 | 10/25/2008 | 5.18 |
| 11/25/2008 | 5.28 | 48 | 11/25/2008 | 5.00 |
| 12/25/2008 | 5.54 | 49 | 12/25/2008 | 5.30 |
| 01/25/2009 | 5.16 | 50 | 01/25/2009 | 4.88 |
| 02/25/2009 | 5.21 | 51 | 02/25/2009 | 4.94 |
| 03/25/2009 | 6.00 | 52 | 03/25/2009 | 5.82 |
| 04/25/2009 | 5.09 | 53 | 04/25/2009 | 4.74 |
| 05/25/2009 | 5.47 | 54 | 05/25/2009 | 5.18 |
| 06/25/2009 | 5.58 | 55 | 06/25/2009 | 5.25 |
| 07/25/2009 | 5.48 | 56 | 07/25/2009 | 5.19 |
| 08/25/2009 | 5.20 | 57 | 08/25/2009 | 4.88 |
| 09/25/2009 | 5.39 | 58 | 09/25/2009 | 5.07 |
| 10/25/2009 | 5.51 | 59 | 10/25/2009 | 5.17 |
| 11/25/2009 | 5.17 | 60 | 11/25/2009 | 4.82 |
| 12/25/2009 | 5.71 | 61 | 12/25/2009 | 5.39 |
| 01/25/2010 | 5.20 | 62 | 01/25/2010 | 4.84 |
| 02/25/2010 | 5.27 | 63 | 02/25/2010 | 4.91 |
| 03/25/2010 | 6.10 | 64 | 03/25/2010 | 5.84 |
| 04/25/2010 | 5.09 | 65 | 04/25/2010 | 4.56 |
| 05/25/2010 | 5.46 | 66 | 05/25/2010 | 4.96 |
| 06/25/2010 | 5.59 | 67 | 06/25/2010 | 5.06 |
| 07/25/2010 | 5.51 | 68 | 07/25/2010 | 5.01 |
| 08/25/2010 | 5.24 | 69 | 08/25/2010 | 4.70 |
| 09/25/2010 | 5.45 | 70 | 09/25/2010 | 4.92 |
| 10/25/2010 | 5.52 | 71 | 10/25/2010 | 5.03 |
| 11/25/2010 | 4.77 | 72 | 11/25/2010 | 4.25 |
| 12/25/2010 | 5.35 | 73 | 12/25/2010 | 4.86 |
| 01/25/2011 | 4.84 | 74 | 01/25/2011 | 4.31 |
| 02/25/2011 | 4.91 | 75 | 02/25/2011 | 4.38 |
| 03/25/2011 | 5.79 | 76 | 03/25/2011 | 5.36 |
| 04/25/2011 | 4.73 | 77 | 04/25/2011 | 4.05 |
| 05/25/2011 | 5.12 | 78 | 05/25/2011 | 4.47 |
| 06/25/2011 | 5.24 | 79 | 06/25/2011 | 4.56 |
| 07/25/2011 | 5.16 | 80 | 07/25/2011 | 4.52 |
| 08/25/2011 | 4.87 | 81 | 08/25/2011 | 4.20 |
| 09/25/2011 | 5.08 | 82 | 09/25/2011 | 4.41 |
| 10/25/2011 | 5.23 | 83 | 10/25/2011 | 4.52 |
| 11/25/2011 | 4.88 | 84 | 11/25/2011 | 4.14 |
| 12/25/2011 | 5.46 | 85 | 12/25/2011 | 4.75 |
| 01/25/2012 | 4.95 | 86 | 01/25/2012 | 4.20 |
| 02/25/2012 | 5.04 | 87 | 02/25/2012 | 4.30 |
| 03/25/2012 | 5.45 | 88 | 03/25/2012 | 4.77 |
| 04/25/2012 | 5.06 | 89 | 04/25/2012 | 4.26 |
| 05/25/2012 | 5.32 | 90 | 05/25/2012 | 4.54 |
| 06/25/2012 | 5.19 | 91 | 06/25/2012 | 4.39 |
| 07/25/2012 | 5.27 | 92 | 07/25/2012 | 4.51 |
| 08/25/2012 | 5.15 | 93 | 08/25/2012 | 4.36 |
| 09/25/2012 | 5.13 | 94 | 09/25/2012 | 4.34 |
| 10/25/2012 | 5.34 | 95 | 10/25/2012 | 4.61 |

| | | | | |
|---|---|---|---|---|
| 11/25/2012 | 5.17 | 96 | 11/25/2012 | 4.41 |
| 12/25/2012 | 5.50 | 97 | 12/25/2012 | 4.77 |
| 01/25/2013 | 5.15 | 98 | 01/25/2013 | 4.39 |
| 02/25/2013 | 5.27 | 99 | 02/25/2013 | 4.52 |
| 03/25/2013 | 6.14 | 100 | 03/25/2013 | 5.48 |
| 04/25/2013 | 4.95 | 101 | 04/25/2013 | 4.12 |
| 05/25/2013 | 5.75 | 102 | 05/25/2013 | 4.95 |
| 06/25/2013 | 5.52 | 103 | 06/25/2013 | 4.70 |
| 07/25/2013 | 5.60 | 104 | 07/25/2013 | 4.81 |
| 08/25/2013 | 5.50 | 105 | 08/25/2013 | 4.69 |
| 09/25/2013 | 5.48 | 106 | 09/25/2013 | 4.67 |
| 10/25/2013 | 5.70 | 107 | 10/25/2013 | 4.94 |
| 11/25/2013 | 5.54 | 108 | 11/25/2013 | 4.76 |
| 12/25/2013 | 5.86 | 109 | 12/25/2013 | 5.11 |
| 01/25/2014 | 5.54 | 110 | 01/25/2014 | 4.77 |
| 02/25/2014 | 5.66 | 111 | 02/25/2014 | 4.89 |
| 03/25/2014 | 6.49 | 112 | 03/25/2014 | 5.81 |
| 04/25/2014 | 5.37 | 113 | 04/25/2014 | 4.55 |
| 05/25/2014 | 6.14 | 114 | 05/25/2014 | 5.35 |
| 06/25/2014 | 5.93 | 115 | 06/25/2014 | 5.13 |
| 07/25/2014 | 6.03 | 116 | 07/25/2014 | 5.26 |
| 08/25/2014 | 5.95 | 117 | 08/25/2014 | 5.16 |
| 09/25/2014 | 5.96 | 118 | 09/25/2014 | 5.18 |
| 10/25/2014 | 6.19 | 119 | 10/25/2014 | 5.45 |
| 11/25/2014 | 6.07 | 120 | 11/25/2014 | 5.31 |
| 12/25/2014 | 6.39 | 121 | 12/25/2014 | 5.66 |
| 01/25/2015 | 6.12 | 122 | 01/25/2015 | 5.38 |
| 02/25/2015 | 6.26 | 123 | 02/25/2015 | 5.53 |
| 03/25/2015 | 7.02 | 124 | 03/25/2015 | 6.38 |
| 04/25/2015 | 6.00 | 125 | 04/25/2015 | 5.29 |
| 05/25/2015 | 6.71 | 126 | 05/25/2015 | 6.03 |
| 06/25/2015 | 6.57 | 127 | 06/25/2015 | 5.88 |
| 07/25/2015 | 6.68 | 128 | 07/25/2015 | 6.03 |
| 08/25/2015 | 6.65 | 129 | 08/25/2015 | 5.99 |
| 09/25/2015 | 6.70 | 130 | 09/25/2015 | 6.05 |
| 10/25/2015 | 6.94 | 131 | 10/25/2015 | 6.32 |
| 11/25/2015 | 6.88 | 132 | 11/25/2015 | 6.25 |
| 12/25/2015 | 7.18 | 133 | 12/25/2015 | 6.59 |
| 01/25/2016 | 7.01 | 134 | 01/25/2016 | 6.41 |
| 02/25/2016 | 7.17 | 135 | 02/25/2016 | 6.59 |
| 03/25/2016 | 7.53 | 136 | 03/25/2016 | 7.00 |
| 04/25/2016 | 7.35 | 137 | 04/25/2016 | 6.80 |
| 05/25/2016 | 7.61 | 138 | 05/25/2016 | 7.09 |
| 06/25/2016 | 7.65 | 139 | 06/25/2016 | 7.13 |
| 07/25/2016 | 7.81 | 140 | 07/25/2016 | 7.32 |
| 08/25/2016 | 7.86 | 141 | 08/25/2016 | 7.38 |
| 09/25/2016 | 7.97 | 142 | 09/25/2016 | 7.50 |
| 10/25/2016 | 8.22 | 143 | 10/25/2016 | 7.79 |
| 11/25/2016 | 8.26 | 144 | 11/25/2016 | 7.83 |
| 12/25/2016 | 8.56 | 145 | 12/25/2016 | 8.16 |
| 01/25/2017 | 8.54 | 146 | 01/25/2017 | 8.15 |
| 02/25/2017 | 8.73 | 147 | 02/25/2017 | 8.37 |

| | | | | |
|---|---|---|---|---|
| 03/25/2017 | 9.24 | 148 | 03/25/2017 | 8.93 |
| 04/25/2017 | 8.95 | 149 | 04/25/2017 | 8.63 |
| 05/25/2017 | 9.31 | 150 | 05/25/2017 | 9.03 |
| 06/25/2017 | 9.45 | 151 | 06/25/2017 | 9.18 |
| 07/25/2017 | 9.66 | 152 | 07/25/2017 | 9.42 |
| 08/25/2017 | 9.82 | 153 | 08/25/2017 | 9.60 |
| 09/25/2017 | 10.01 | 154 | 09/25/2017 | 9.82 |
| 10/25/2017 | 10.26 | 155 | 10/25/2017 | 10.10 |
| 11/25/2017 | 10.45 | 156 | 11/25/2017 | 10.31 |
| 12/25/2017 | 10.71 | 157 | 12/25/2017 | 10.61 |
| 01/25/2018 | 10.91 | 158 | 01/25/2018 | 10.84 |
| 02/25/2018 | 11.16 | 159 | 02/25/2018 | 11.12 |
| 03/25/2018 | 11.40 | 160 | 03/25/2018 | 11.40 |
| 04/25/2018 | 11.39 | 161 | 04/25/2018 | 11.39 |
| 05/25/2018 | 11.37 | 162 | 05/25/2018 | 11.38 |
| 06/25/2018 | 11.36 | 163 | 06/25/2018 | 11.36 |
| 07/25/2018 | 11.35 | 164 | 07/25/2018 | 11.35 |
| 08/25/2018 | 11.33 | 165 | 08/25/2018 | 11.33 |
| 09/25/2018 | 11.32 | 166 | 09/25/2018 | 11.32 |
| 10/25/2018 | 11.30 | 167 | 10/25/2018 | 11.31 |
| 11/25/2018 | 11.29 | 168 | 11/25/2018 | 11.29 |
| 12/25/2018 | 11.28 | 169 | 12/25/2018 | 11.28 |
| 01/25/2019 | 11.26 | 170 | 01/25/2019 | 11.26 |
| 02/25/2019 | 11.25 | 171 | 02/25/2019 | 11.25 |
| 03/25/2019 | 11.23 | 172 | 03/25/2019 | 11.24 |
| 04/25/2019 | 11.22 | 173 | 04/25/2019 | 11.22 |
| 05/25/2019 | 11.21 | 174 | 05/25/2019 | 11.21 |
| 06/25/2019 | 11.19 | 175 | 06/25/2019 | 11.19 |
| 07/25/2019 | 11.18 | 176 | 07/25/2019 | 11.18 |
| 08/25/2019 | 11.16 | 177 | 08/25/2019 | 11.17 |
| 09/25/2019 | 11.15 | 178 | 09/25/2019 | 11.15 |
| 10/25/2019 | 11.13 | 179 | 10/25/2019 | 11.14 |
| 11/25/2019 | 11.12 | 180 | 11/25/2019 | 11.12 |
| 12/25/2019 | 11.10 | 181 | 12/25/2019 | 11.10 |
| 01/25/2020 | 11.08 | 182 | 01/25/2020 | 11.09 |
| 02/25/2020 | 11.07 | 183 | 02/25/2020 | 11.07 |
| 03/25/2020 | 11.05 | 184 | 03/25/2020 | 11.06 |
| 04/25/2020 | 11.04 | 185 | 04/25/2020 | 11.04 |
| 05/25/2020 | 11.02 | 186 | 05/25/2020 | 11.02 |
| 06/25/2020 | 11.00 | 187 | 06/25/2020 | 11.01 |
| 07/25/2020 | 10.98 | 188 | 07/25/2020 | 10.99 |
| 08/25/2020 | 10.97 | 189 | 08/25/2020 | 10.97 |
| 09/25/2020 | 10.95 | 190 | 09/25/2020 | 10.95 |
| 10/25/2020 | 10.93 | 191 | 10/25/2020 | 10.94 |
| 11/25/2020 | 10.92 | 192 | 11/25/2020 | 10.92 |
| 12/25/2020 | 10.90 | 193 | 12/25/2020 | 10.90 |
| 01/25/2021 | 10.88 | 194 | 01/25/2021 | 10.89 |
| 02/25/2021 | 10.87 | 195 | 02/25/2021 | 10.87 |
| 03/25/2021 | 10.85 | 196 | 03/25/2021 | 10.85 |
| 04/25/2021 | 10.83 | 197 | 04/25/2021 | 10.84 |
| 05/25/2021 | 10.82 | 198 | 05/25/2021 | 10.82 |
| 06/25/2021 | 10.80 | 199 | 06/25/2021 | 10.80 |

| | | | | |
|---|---|---|---|---|
| 07/25/2021 | 10.78 | 200 | 07/25/2021 | 10.79 |
| 08/25/2021 | 10.77 | 201 | 08/25/2021 | 10.77 |
| 09/25/2021 | 10.75 | 202 | 09/25/2021 | 10.75 |
| 10/25/2021 | 10.73 | 203 | 10/25/2021 | 10.74 |
| 11/25/2021 | 10.72 | 204 | 11/25/2021 | 10.72 |
| 12/25/2021 | 10.70 | 205 | 12/25/2021 | 10.70 |
| 01/25/2022 | 10.68 | 206 | 01/25/2022 | 10.69 |
| 02/25/2022 | 10.67 | 207 | 02/25/2022 | 10.67 |
| 03/25/2022 | 10.65 | 208 | 03/25/2022 | 10.65 |
| 04/25/2022 | 10.63 | 209 | 04/25/2022 | 10.63 |
| 05/25/2022 | 10.61 | 210 | 05/25/2022 | 10.62 |
| 06/25/2022 | 10.60 | 211 | 06/25/2022 | 10.60 |
| 07/25/2022 | 10.58 | 212 | 07/25/2022 | 10.58 |
| 08/25/2022 | 10.56 | 213 | 08/25/2022 | 10.57 |
| 09/25/2022 | 10.55 | 214 | 09/25/2022 | 10.55 |
| 10/25/2022 | 10.53 | 215 | 10/25/2022 | 10.53 |
| 11/25/2022 | 10.51 | 216 | 11/25/2022 | 10.52 |
| 12/25/2022 | 10.50 | 217 | 12/25/2022 | 10.50 |
| 01/25/2023 | 10.48 | 218 | 01/25/2023 | 10.48 |
| 02/25/2023 | 10.46 | 219 | 02/25/2023 | 10.47 |
| 03/25/2023 | 10.45 | 220 | 03/25/2023 | 10.45 |
| 04/25/2023 | 10.43 | 221 | 04/25/2023 | 10.43 |
| 05/25/2023 | 10.41 | 222 | 05/25/2023 | 10.42 |
| 06/25/2023 | 10.40 | 223 | 06/25/2023 | 10.40 |
| 07/25/2023 | 10.38 | 224 | 07/25/2023 | 10.38 |
| 08/25/2023 | 10.36 | 225 | 08/25/2023 | 10.37 |
| 09/25/2023 | 10.35 | 226 | 09/25/2023 | 10.35 |
| 10/25/2023 | 10.33 | 227 | 10/25/2023 | 10.34 |
| 11/25/2023 | 10.32 | 228 | 11/25/2023 | 10.32 |
| 12/25/2023 | 10.30 | 229 | 12/25/2023 | 10.30 |
| 01/25/2024 | 10.28 | 230 | 01/25/2024 | 10.29 |
| 02/25/2024 | 10.27 | 231 | 02/25/2024 | 10.27 |
| 03/25/2024 | 10.25 | 232 | 03/25/2024 | 10.25 |
| 04/25/2024 | 10.23 | 233 | 04/25/2024 | 10.24 |
| 05/25/2024 | 10.22 | 234 | 05/25/2024 | 10.22 |
| 06/25/2024 | 10.20 | 235 | 06/25/2024 | 10.21 |
| 07/25/2024 | 10.19 | 236 | 07/25/2024 | 10.19 |
| 08/25/2024 | 10.17 | 237 | 08/25/2024 | 10.17 |
| 09/25/2024 | 10.15 | 238 | 09/25/2024 | 10.16 |
| 10/25/2024 | 10.14 | 239 | 10/25/2024 | 10.14 |
| 11/25/2024 | 10.12 | 240 | 11/25/2024 | 10.13 |
| 12/25/2024 | 10.11 | 241 | 12/25/2024 | 10.11 |
| 01/25/2025 | 10.09 | 242 | 01/25/2025 | 10.09 |
| 02/25/2025 | 10.08 | 243 | 02/25/2025 | 10.08 |
| 03/25/2025 | 10.06 | 244 | 03/25/2025 | 10.06 |
| 04/25/2025 | 10.04 | 245 | 04/25/2025 | 10.05 |
| 05/25/2025 | 10.03 | 246 | 05/25/2025 | 10.03 |
| 06/25/2025 | 10.01 | 247 | 06/25/2025 | 10.02 |
| 07/25/2025 | 10.00 | 248 | 07/25/2025 | 10.00 |
| 08/25/2025 | 9.98 | 249 | 08/25/2025 | 9.99 |
| 09/25/2025 | 9.97 | 250 | 09/25/2025 | 9.97 |
| 10/25/2025 | 9.95 | 251 | 10/25/2025 | 9.96 |

| | | | | |
|---|---|---|---|---|
| 11/25/2025 | 9.94 | 252 | 11/25/2025 | 9.94 |
| 12/25/2025 | 9.92 | 253 | 12/25/2025 | 9.92 |
| 01/25/2026 | 9.91 | 254 | 01/25/2026 | 9.91 |
| 02/25/2026 | 9.89 | 255 | 02/25/2026 | 9.89 |
| 03/25/2026 | 9.88 | 256 | 03/25/2026 | 9.88 |
| 04/25/2026 | 9.86 | 257 | 04/25/2026 | 9.87 |
| 05/25/2026 | 9.85 | 258 | 05/25/2026 | 9.85 |
| 06/25/2026 | 9.83 | 259 | 06/25/2026 | 9.84 |
| 07/25/2026 | 9.82 | 260 | 07/25/2026 | 9.82 |
| 08/25/2026 | 9.80 | 261 | 08/25/2026 | 9.81 |
| 09/25/2026 | 9.79 | 262 | 09/25/2026 | 9.79 |
| 10/25/2026 | 9.77 | 263 | 10/25/2026 | 9.78 |
| 11/25/2026 | 9.75 | 264 | 11/25/2026 | 9.76 |
| 12/25/2026 | 9.74 | 265 | 12/25/2026 | 9.75 |
| 01/25/2027 | 9.73 | 266 | 01/25/2027 | 9.73 |
| 02/25/2027 | 9.71 | 267 | 02/25/2027 | 9.72 |
| 03/25/2027 | 9.70 | 268 | 03/25/2027 | 9.71 |
| 04/25/2027 | 9.69 | 269 | 04/25/2027 | 9.69 |
| 05/25/2027 | 9.68 | 270 | 05/25/2027 | 9.68 |
| 06/25/2027 | 9.66 | 271 | 06/25/2027 | 9.66 |
| 07/25/2027 | 9.65 | 272 | 07/25/2027 | 9.65 |
| 08/25/2027 | 9.63 | 273 | 08/25/2027 | 9.64 |
| 09/25/2027 | 9.62 | 274 | 09/25/2027 | 9.62 |
| 10/25/2027 | 9.60 | 275 | 10/25/2027 | 9.61 |
| 11/25/2027 | 9.58 | 276 | 11/25/2027 | 9.60 |
| 12/25/2027 | 9.57 | 277 | 12/25/2027 | 9.58 |
| 01/25/2028 | 9.56 | 278 | 01/25/2028 | 9.57 |
| 02/25/2028 | 9.54 | 279 | 02/25/2028 | 9.56 |
| 03/25/2028 | 9.53 | 280 | 03/25/2028 | 9.54 |
| 04/25/2028 | 9.51 | 281 | 04/25/2028 | 9.53 |
| 05/25/2028 | 9.49 | 282 | 05/25/2028 | 9.52 |
| 06/25/2028 | 9.48 | 283 | 06/25/2028 | 9.51 |
| 07/25/2028 | 9.47 | 284 | 07/25/2028 | 9.49 |
| 08/25/2028 | 9.46 | 285 | 08/25/2028 | 9.48 |
| 09/25/2028 | 9.44 | 286 | 09/25/2028 | 9.47 |
| 10/25/2028 | 9.41 | 287 | 10/25/2028 | 9.45 |
| 11/25/2028 | 9.40 | 288 | 11/25/2028 | 9.44 |
| 12/25/2028 | 9.38 | 289 | 12/25/2028 | 9.43 |
| 01/25/2029 | 9.37 | 290 | 01/25/2029 | 9.42 |
| 02/25/2029 | 9.36 | 291 | 02/25/2029 | 9.41 |
| 03/25/2029 | 9.35 | 292 | 03/25/2029 | 9.39 |
| 04/25/2029 | 9.35 | 293 | 04/25/2029 | 9.38 |
| 05/25/2029 | 9.34 | 294 | 05/25/2029 | 9.37 |
| 06/25/2029 | 9.33 | 295 | 06/25/2029 | 9.36 |
| 07/25/2029 | 9.32 | 296 | 07/25/2029 | 9.35 |
| 08/25/2029 | 9.31 | 297 | 08/25/2029 | 9.33 |
| 09/25/2029 | 9.29 | 298 | 09/25/2029 | 9.32 |
| 10/25/2029 | 9.25 | 299 | 10/25/2029 | 9.31 |
| 11/25/2029 | 9.24 | 300 | 11/25/2029 | 9.30 |
| 12/25/2029 | 9.23 | 301 | 12/25/2029 | 9.29 |
| 01/25/2030 | 9.22 | 302 | 01/25/2030 | 9.28 |
| 02/25/2030 | 9.21 | 303 | 02/25/2030 | 9.27 |

| | | | | |
|---|---|---|---|---|
| 03/25/2030 | 9.20 | 304 | 03/25/2030 | 9.26 |
| 04/25/2030 | 9.20 | 305 | 04/25/2030 | 9.24 |
| 05/25/2030 | 9.19 | 306 | 05/25/2030 | 9.23 |
| 06/25/2030 | 9.18 | 307 | 06/25/2030 | 9.22 |
| 07/25/2030 | 9.17 | 308 | 07/25/2030 | 9.21 |
| 08/25/2030 | 9.16 | 309 | 08/25/2030 | 9.20 |
| 09/25/2030 | 9.15 | 310 | 09/25/2030 | 9.19 |
| 10/25/2030 | 9.10 | 311 | 10/25/2030 | 9.18 |
| 11/25/2030 | 9.09 | 312 | 11/25/2030 | 9.17 |
| 12/25/2030 | 9.09 | 313 | 12/25/2030 | 9.16 |
| 01/25/2031 | 9.08 | 314 | 01/25/2031 | 9.15 |
| 02/25/2031 | 9.07 | 315 | 02/25/2031 | 9.14 |
| 03/25/2031 | 9.06 | 316 | 03/25/2031 | 9.13 |
| 04/25/2031 | 9.06 | 317 | 04/25/2031 | 9.12 |
| 05/25/2031 | 9.05 | 318 | 05/25/2031 | 9.11 |
| 06/25/2031 | 9.05 | 319 | 06/25/2031 | 9.10 |
| 07/25/2031 | 9.04 | 320 | 07/25/2031 | 9.09 |
| 08/25/2031 | 9.03 | 321 | 08/25/2031 | 9.08 |
| 09/25/2031 | 9.02 | 322 | 09/25/2031 | 9.08 |
| 10/25/2031 | 8.99 | 323 | 10/25/2031 | 9.07 |
| 11/25/2031 | 8.99 | 324 | 11/25/2031 | 9.06 |
| 12/25/2031 | 8.98 | 325 | 12/25/2031 | 9.05 |
| 01/25/2032 | 8.97 | 326 | 01/25/2032 | 9.04 |
| 02/25/2032 | 8.96 | 327 | 02/25/2032 | 9.03 |
| 03/25/2032 | 8.95 | 328 | 03/25/2032 | 9.02 |
| 04/25/2032 | 8.94 | 329 | 04/25/2032 | 9.02 |
| 05/25/2032 | 8.93 | 330 | 05/25/2032 | 9.01 |
| 06/25/2032 | 8.92 | 331 | 06/25/2032 | 9.00 |
| 07/25/2032 | 8.92 | 332 | 07/25/2032 | 8.99 |
| 08/25/2032 | 8.91 | 333 | 08/25/2032 | 8.99 |
| 09/25/2032 | 8.90 | 334 | 09/25/2032 | 8.98 |
| 10/25/2032 | 8.88 | 335 | 10/25/2032 | 8.97 |
| 11/25/2032 | 8.88 | 336 | 11/25/2032 | 8.97 |
| 12/25/2032 | 8.87 | 337 | 12/25/2032 | 8.96 |
| 01/25/2033 | 8.87 | 338 | 01/25/2033 | 8.95 |
| 02/25/2033 | 8.86 | 339 | 02/25/2033 | 8.95 |
| 03/25/2033 | 8.86 | 340 | 03/25/2033 | 8.94 |
| 04/25/2033 | 8.87 | 341 | 04/25/2033 | 8.94 |
| 05/25/2033 | 8.86 | 342 | 05/25/2033 | 8.93 |
| 06/25/2033 | 8.86 | 343 | 06/25/2033 | 8.93 |
| 07/25/2033 | 8.86 | 344 | 07/25/2033 | 8.93 |
| 08/25/2033 | 8.85 | 345 | 08/25/2033 | 8.92 |
| 09/25/2033 | 8.85 | 346 | 09/25/2033 | 8.92 |
| 10/25/2033 | 8.83 | 347 | 10/25/2033 | 8.92 |
| 11/25/2033 | 8.84 | 348 | 11/25/2033 | 8.93 |
| 12/25/2033 | 8.84 | 349 | 12/25/2033 | 8.93 |
| 01/25/2034 | 8.85 | 350 | 01/25/2034 | 8.94 |
| 02/25/2034 | 8.86 | 351 | 02/25/2034 | 8.95 |
| 03/25/2034 | 8.88 | 352 | 03/25/2034 | 8.97 |
| 04/25/2034 | 8.92 | 353 | 04/25/2034 | 9.01 |
| 05/25/2034 | 8.97 | 354 | 05/25/2034 | 9.06 |
| 06/25/2034 | 9.06 | 355 | 06/25/2034 | 9.16 |

| | | | | |
|---|---|---|---|---|
| 07/25/2034 | 9.27 | 356 | 07/25/2034 | 9.38 |
| 08/25/2034 | 10.04 | 357 | 08/25/2034 | 10.20 |
| 09/25/2034 | 12.87 | 358 | 09/25/2034 | 13.28 |
| 10/25/2034 | 12.81 | 359 | 10/25/2034 | 13.12 |

**rmation has been prepared and furnished to you solely by**
**' any of its affiliates. The preliminary description of the under-**
**ıe Issuer or its affiliiates in connection with the proposed**
**pletion or amendment. CSFBC makes no representation that**
**'sis alone is not intended to be a prospectus and any**
**nformation contained in the final prospectus. Under no**
**ɛr to by nor shall there be any sale of securities in**
**r qualification under the securities laws of such**
**ery of a final prospectus relating to the securites.**

## Credit Suisse First Boston, Asset Finance Group
## GMAC - RFC Home Equity Portfolio
## Securitization Pool

### Selection Criteria: Securitization Pool
### Table of Contents



## 1. Credit Score Range

| Credit Score Range | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average LTV |
|---|---|---|---|---|---|
| <= 479 | 12 | $1,096,937 | 0.20% | $91,411 | 71.45% |
| 480 - 499 | 21 | 2,151,665 | 0.39 | 102,460 | 62.45 |
| 500 - 519 | 65 | 7,255,271 | 1.32 | 111,620 | 73.60 |
| 520 - 539 | 187 | 23,250,707 | 4.22 | 124,335 | 71.05 |
| 540 - 559 | 364 | 45,558,895 | 8.27 | 125,162 | 75.28 |
| 560 - 579 | 480 | 60,908,405 | 11.06 | 126,893 | 79.01 |
| 580 - 599 | 636 | 70,488,009 | 12.80 | 110,830 | 79.93 |
| 600 - 619 | 797 | 103,061,524 | 18.71 | 129,312 | 81.90 |
| 620 - 639 | 632 | 87,754,913 | 15.93 | 138,853 | 81.81 |
| 640 - 659 | 449 | 64,071,043 | 11.63 | 142,697 | 80.54 |
| 660 - 679 | 246 | 36,201,231 | 6.57 | 147,159 | 80.50 |
| 680 - 699 | 136 | 20,765,273 | 3.77 | 152,686 | 81.20 |
| 700 - 719 | 80 | 11,415,146 | 2.07 | 142,689 | 82.35 |
| 720 - 739 | 44 | 6,623,050 | 1.20 | 150,524 | 82.07 |
| 740 - 759 | 32 | 5,005,980 | 0.91 | 156,437 | 81.32 |
| 760 >= | 36 | 5,227,033 | 0.95 | 145,195 | 79.68 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **79.81%** |

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

## 2. Original Mortgage Loan Balance ($)

| Original Mortgage Loan Balance ($) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 1 - 100,000 | 1,749 | $117,661,128 | 21.36% | $67,273 | 606 | 78.52% |
| 100,001 - 200,000 | 1,782 | 250,940,286 | 45.56 | 140,819 | 612 | 79.96 |
| 200,001 - 300,000 | 548 | 132,994,256 | 24.14 | 242,690 | 621 | 79.9 |
| 300,001 - 400,000 | 123 | 42,479,080 | 7.71 | 345,358 | 616 | 81.95 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 400,001 - 500,000 | 14 | 6,110,334 | 1.11 | 436,452 | 625 | 82.12 |
| 600,001 - 700,000 | 1 | 650,000 | 0.12 | 650,000 | 752 | 75 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 3. Mortgage Rates (%)

| Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 5.000 - 5.499 | 8 | 1,146,353 | 0.21 | 143,294 | 609 | 75.68 |
| 5.500 - 5.999 | 90 | 15,122,729 | 2.75 | 168,030 | 645 | 75.44 |
| 6.000 - 6.499 | 284 | 48,570,260 | 8.82 | 171,022 | 642 | 77.5 |
| 6.500 - 6.999 | 924 | 147,172,235 | 26.72 | 159,277 | 632 | 78.64 |
| 7.000 - 7.499 | 791 | 107,450,917 | 19.51 | 135,842 | 619 | 80.42 |
| 7.500 - 7.999 | 898 | 118,763,508 | 21.56 | 132,253 | 600 | 81.09 |
| 8.000 - 8.499 | 426 | 50,143,749 | 9.1 | 117,708 | 587 | 82.24 |
| 8.500 - 8.999 | 332 | 36,472,631 | 6.62 | 109,857 | 581 | 79.66 |
| 9.000 - 9.499 | 122 | 11,454,685 | 2.08 | 93,891 | 571 | 78.37 |
| 9.500 - 9.999 | 76 | 6,881,391 | 1.25 | 90,545 | 556 | 77.47 |
| 10.000 - 10.499 | 22 | 1,232,246 | 0.22 | 56,011 | 553 | 75.01 |
| 10.500 - 10.999 | 28 | 1,493,841 | 0.27 | 53,351 | 554 | 70.92 |
| 11.000 - 11.499 | 14 | 512,747 | 0.09 | 36,625 | 549 | 74.5 |
| 11.500 - 11.999 | 151 | 3,198,977 | 0.58 | 21,185 | 598 | 99.28 |
| 12.000 - 12.499 | 5 | 191,745 | 0.03 | 38,349 | 549 | 69.21 |
| 12.500 - 12.999 | 8 | 241,376 | 0.04 | 30,172 | 609 | 100 |
| 13.000 - 13.499 | 2 | 27,773 | 0.01 | 13,887 | 592 | 100 |
| 13.500 - 13.999 | 34 | 570,859 | 0.1 | 16,790 | 586 | 99.3 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 4. Net Mortgage Rates (%)

| Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | $187,062 | 0.03% | $93,531 | 600 | 80.00% |
| 4.500 - 4.999 | 9 | 1,259,381 | 0.23 | 139,931 | 610 | 76.07 |
| 5.000 - 5.499 | 89 | 15,197,807 | 2.76 | 170,762 | 637 | 74.18 |
| 5.500 - 5.999 | 326 | 55,966,534 | 10.16 | 171,676 | 638 | 77.25 |
| 6.000 - 6.499 | 864 | 135,123,987 | 24.53 | 156,394 | 628 | 78.56 |
| 6.500 - 6.999 | 905 | 125,749,694 | 22.83 | 138,950 | 619 | 80.74 |
| 7.000 - 7.499 | 816 | 106,078,568 | 19.26 | 129,998 | 601 | 81.22 |
| 7.500 - 7.999 | 464 | 55,717,788 | 10.12 | 120,081 | 589 | 81.57 |
| 8.000 - 8.499 | 299 | 31,829,750 | 5.78 | 106,454 | 583 | 79.81 |
| 8.500 - 8.999 | 119 | 10,623,090 | 1.93 | 89,270 | 577 | 79.5 |
| 9.000 - 9.499 | 63 | 5,848,299 | 1.06 | 92,830 | 557 | 77.39 |
| 9.500 - 9.999 | 28 | 1,416,872 | 0.26 | 50,603 | 554 | 72.76 |
| 10.000 - 10.499 | 22 | 1,235,870 | 0.22 | 56,176 | 554 | 71.66 |
| 10.500 - 10.999 | 12 | 423,481 | 0.08 | 35,290 | 552 | 76.32 |
| 11.000 >= | 199 | 4,176,900 | 0.76 | 20,989 | 595 | 98.33 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 5. Original Loan-to-Value Ratio (%)

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 0.01 - 50.00 | 134 | $13,679,565 | 2.48% | $102,086 | 589 | 42.03% |
| 50.01 - 55.00 | 61 | 8,085,564 | 1.47 | 132,550 | 599 | 53.45 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 55.01 - 60.00 | 120 | 13,213,458 | 2.40 | 110,112 | 583 | 58.57 |
| 60.01 - 65.00 | 148 | 20,917,562 | 3.80 | 141,335 | 590 | 63.72 |
| 65.01 - 70.00 | 237 | 29,718,591 | 5.40 | 125,395 | 584 | 68.87 |
| 70.01 - 75.00 | 360 | 46,560,757 | 8.45 | 129,335 | 602 | 74.18 |
| 75.01 - 80.00 | 1,470 | 202,888,634 | 36.83 | 138,019 | 625 | 79.74 |
| 80.01 - 85.00 | 564 | 78,083,442 | 14.18 | 138,446 | 609 | 84.64 |
| 85.01 - 90.00 | 668 | 100,252,761 | 18.20 | 150,079 | 613 | 89.69 |
| 90.01 - 95.00 | 253 | 33,224,355 | 6.03 | 131,322 | 636 | 94.74 |
| 95.01 - 100.00 | 202 | 4,210,394 | 0.76 | 20,844 | 600 | 99.98 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 6. State

| State | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| California | 378 | $81,267,787 | 14.75% | $214,994 | 615 | 76.19% |
| Florida | 410 | 52,673,860 | 9.56 | 128,473 | 611 | 79.87 |
| Michigan | 325 | 37,844,005 | 6.87 | 116,443 | 608 | 81.94 |
| Illinois | 227 | 31,906,979 | 5.79 | 140,559 | 616 | 79.87 |
| Texas | 320 | 27,636,351 | 5.02 | 86,364 | 613 | 81.74 |
| Wisconsin | 192 | 22,075,661 | 4.01 | 114,977 | 612 | 80.97 |
| Georgia | 179 | 21,930,284 | 3.98 | 122,516 | 613 | 82.63 |
| Virginia | 152 | 21,868,502 | 3.97 | 143,872 | 609 | 79.46 |
| Minnesota | 122 | 19,118,102 | 3.47 | 156,706 | 623 | 78.34 |
| Other | 1,912 | 234,513,553 | 42.57 | 122,654 | 614 | 80.25 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 7. Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| Equity refinance | 2,356 | $326,722,725 | 59.31% | $138,677 | 604 | 78.15% |
| Purchase | 1,619 | 193,547,246 | 35.14 | 119,547 | 628 | 82.45 |
| Rate/Term refinance | 242 | 30,565,112 | 5.55 | 126,302 | 618 | 80.85 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 8. Occupancy

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| Primary Residence | 3,980 | $526,379,522 | 95.56% | $132,256 | 612 | 79.98% |
| Non Owner Occupied | 195 | 18,673,025 | 3.39 | 95,759 | 641 | 73.90 |
| Second/Vacation | 42 | 5,782,536 | 1.05 | 137,679 | 647 | 83.01 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 9. Property Type

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|

| | | | | | | |
|---|---|---|---|---|---|---|
| Single-family detached | 3,434 | $445,736,929 | 80.92% | $129,801 | 612 | 80.04% |
| Planned Unit Developments (detached) | 280 | 41,188,125 | 7.48 | 147,100 | 617 | 81.88 |
| Two- to four- family units | 132 | 21,310,675 | 3.87 | 161,445 | 633 | 75.51 |
| Condo Low-Rise (less than 5 stories) | 132 | 18,647,204 | 3.39 | 141,267 | 621 | 79.20 |
| Manufactured Home | 156 | 13,762,524 | 2.50 | 88,221 | 624 | 75.69 |
| Planned Unit Developments (attached) | 48 | 7,119,840 | 1.29 | 148,330 | 606 | 77.10 |
| Townhouse | 31 | 2,482,822 | 0.45 | 80,091 | 614 | 77.60 |
| Condo Mid-Rise (5 to 8 stories) | 4 | 586,965 | 0.11 | 146,741 | 624 | 75.11 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 10. Documentation

| **Documentation** | **Number of Mortgage Loans** | **Principal Balance** | **Percentage of Group Loans** | **Average Principal Balance** | **Weighted Average FICO** | **Weighted Average LTV** |
|---|---|---|---|---|---|---|
| Full Documentation | 3,255 | $405,497,205 | 73.61% | $124,577 | 604 | 81.21% |
| Reduced Documentation | 962 | 145,337,879 | 26.39 | 151,079 | 639 | 75.90 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 11. Prepayment Penalty Term

| **Prepayment Penalty Term** | **Number of Mortgage Loans** | **Principal Balance** | **Percentage of Group Loans** | **Average Principal Balance** | **Weighted Average FICO** | **Weighted Average LTV** |
|---|---|---|---|---|---|---|
| 12 Months | 271 | $43,353,694 | 7.87% | $159,977 | 614 | 79.01% |
| 24 Months | 1,856 | 265,022,572 | 48.11 | 142,792 | 613 | 79.64 |
| 36 Months | 629 | 77,508,771 | 14.07 | 123,225 | 616 | 79.88 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 60 Months | 3 | 167,376 | 0.03 | 55,792 | 640 | 78.61 |
| None | 1,448 | 163,736,780 | 29.73 | 113,078 | 613 | 80.25 |
| Other | 10 | 1,045,891 | 0.19 | 104,589 | 609 | 82.10 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 12. Index

| Index | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| Libor - 6 Month | 3,653 | $512,712,716 | 93.08% | $140,354 | 613 | 79.78% |
| Fixed | 560 | 37,690,823 | 6.84 | 67,305 | 616 | 80.20 |
| Libor - 1 Year | 4 | 431,544 | 0.08 | 107,886 | 651 | 81.17 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 13. Maximum Mortgage Rate (%)

| Maximum Mortgage Rate (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 0.000 - 0.999 | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 10.000 - 10.999 | 1 | 63,511 | 0.01 | 63,511 | 549 | 70.00 |
| 11.000 - 11.999 | 44 | 5,867,393 | 1.07 | 133,350 | 651 | 74.19 |
| 12.000 - 12.999 | 619 | 91,266,897 | 16.57 | 147,442 | 630 | 77.65 |
| 13.000 - 13.999 | 1,480 | 223,884,965 | 40.64 | 151,274 | 621 | 79.99 |
| 14.000 - 14.999 | 1,077 | 145,140,660 | 26.35 | 134,764 | 601 | 81.03 |
| 15.000 - 15.999 | 348 | 39,732,592 | 7.21 | 114,174 | 578 | 80.47 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 16.000 - 16.999 | 68 | 5,927,131 | 1.08 | 87,164 | 561 | 76.59 |
| 17.000 - 17.999 | 14 | 755,500 | 0.14 | 53,964 | 552 | 73.23 |
| 18.000 - 18.999 | 2 | 113,766 | 0.02 | 56,883 | 552 | 72.63 |
| 19.000 - 19.999 | 1 | 73,419 | 0.01 | 73,419 | 539 | 70.00 |
| 20.000 - 20.999 | 1 | 154,102 | 0.03 | 154,102 | 524 | 76.00 |
| 21.000 - 21.999 | 2 | 164,324 | 0.03 | 82,162 | 563 | 71.33 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 14. Note Margin (%)

| Note Margin (%) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 0.000 - 0.499 | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 - 1.499 | 3 | 399,230 | 0.07 | 133,077 | 652 | 79.20 |
| 1.500 - 1.999 | 1 | 159,710 | 0.03 | 159,710 | 651 | 72.00 |
| 2.000 - 2.499 | 1 | 147,616 | 0.03 | 147,616 | 647 | 80.00 |
| 2.500 - 2.999 | 1 | 64,628 | 0.01 | 64,628 | 580 | 50.00 |
| 3.500 - 3.999 | 2 | 212,843 | 0.04 | 106,421 | 621 | 63.56 |
| 4.000 - 4.499 | 8 | 1,043,467 | 0.19 | 130,433 | 632 | 79.28 |
| 4.500 - 4.999 | 23 | 3,996,787 | 0.73 | 173,773 | 599 | 78.03 |
| 5.000 - 5.499 | 59 | 9,688,454 | 1.76 | 164,211 | 639 | 79.77 |
| 5.500 - 5.999 | 213 | 30,050,708 | 5.46 | 141,083 | 639 | 78.97 |
| 6.000 - 6.499 | 382 | 51,380,505 | 9.33 | 134,504 | 631 | 78.01 |
| 6.500 - 6.999 | 1,384 | 222,293,778 | 40.36 | 160,617 | 621 | 78.86 |
| 7.000 - 7.499 | 643 | 83,778,830 | 15.21 | 130,294 | 608 | 81.35 |
| 7.500 - 7.999 | 468 | 58,943,265 | 10.70 | 125,947 | 593 | 83.01 |
| 8.000 - 8.499 | 235 | 28,313,568 | 5.14 | 120,483 | 581 | 81.51 |
| 8.500 - 8.999 | 115 | 12,612,849 | 2.29 | 109,677 | 569 | 80.12 |
| 9.000 - 9.499 | 71 | 6,850,875 | 1.24 | 96,491 | 561 | 76.63 |
| 9.500 - 9.999 | 19 | 1,556,702 | 0.28 | 81,932 | 543 | 75.60 |
| 10.000 - 10.499 | 22 | 1,297,578 | 0.24 | 58,981 | 562 | 74.46 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 10.500 - 10.999 | 7 | 352,869 | 0.06 | 50,410 | 535 | 68.23 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 15. Next Interest Rate Adjustment Date

| Next Interest Rate Adjustment Date | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| N/A | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 2005 March | 1 | 291,515 | 0.05 | 291,515 | 758 | 80.00 |
| 2005 September | 1 | 319,535 | 0.06 | 319,535 | 576 | 80.00 |
| 2006 April | 11 | 1,123,687 | 0.20 | 102,153 | 597 | 71.61 |
| 2006 August | 145 | 22,702,644 | 4.12 | 156,570 | 614 | 79.21 |
| 2006 July | 74 | 10,627,090 | 1.93 | 143,609 | 614 | 74.46 |
| 2006 June | 115 | 15,181,021 | 2.76 | 132,009 | 611 | 76.06 |
| 2006 May | 61 | 8,080,881 | 1.47 | 132,473 | 625 | 78.13 |
| 2006 November | 505 | 67,281,628 | 12.21 | 133,231 | 602 | 81.10 |
| 2006 October | 1,265 | 160,289,937 | 29.10 | 126,711 | 609 | 81.09 |
| 2006 September | 911 | 152,035,347 | 27.60 | 166,888 | 620 | 78.99 |
| 2007 April | 1 | 159,427 | 0.03 | 159,427 | 616 | 75.00 |
| 2007 August | 24 | 3,605,855 | 0.65 | 150,244 | 634 | 78.12 |
| 2007 July | 22 | 2,955,463 | 0.54 | 134,339 | 631 | 79.47 |
| 2007 June | 55 | 6,674,440 | 1.21 | 121,353 | 637 | 75.73 |
| 2007 May | 12 | 1,421,455 | 0.26 | 118,455 | 626 | 75.06 |
| 2007 November | 210 | 26,857,003 | 4.88 | 127,890 | 606 | 80.18 |
| 2007 October | 157 | 19,728,278 | 3.58 | 125,658 | 616 | 81.03 |
| 2007 September | 87 | 13,809,054 | 2.51 | 158,725 | 631 | 78.09 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 16. Remaing Mortgage Loan Balance ($)

| Remaing Mortgage Loan Balance ($) | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 1 - 25,000 | 166 | $2,670,014 | 0.48% | $16,084 | 594 | 94.48% |
| 25,001 - 50,000 | 142 | 5,575,892 | 1.01 | 39,267 | 599 | 75.81 |
| 50,001 - 75,000 | 718 | 45,805,236 | 8.32 | 63,796 | 601 | 77.61 |
| 75,001 - 100,000 | 725 | 63,809,687 | 11.58 | 88,013 | 610 | 78.76 |
| 100,001 - 125,000 | 641 | 71,575,982 | 12.99 | 111,663 | 612 | 79.96 |
| 125,001 - 150,000 | 501 | 68,583,198 | 12.45 | 136,893 | 611 | 80.10 |
| 150,001 - 175,000 | 352 | 57,066,235 | 10.36 | 162,120 | 609 | 79.75 |
| 175,001 - 200,000 | 286 | 53,515,170 | 9.72 | 187,116 | 615 | 79.99 |
| 200,001 - 225,000 | 191 | 40,693,123 | 7.39 | 213,053 | 620 | 80.03 |
| 225,001 - 250,000 | 148 | 35,114,724 | 6.37 | 237,262 | 617 | 81.28 |
| 250,001 - 275,000 | 119 | 31,336,707 | 5.69 | 263,334 | 615 | 78.06 |
| 275,001 - 300,000 | 90 | 25,849,702 | 4.69 | 287,219 | 636 | 80.06 |
| 300,001 - 325,000 | 38 | 11,820,970 | 2.15 | 311,078 | 606 | 82.57 |
| 325,001 - 350,000 | 36 | 12,229,387 | 2.22 | 339,705 | 629 | 81.25 |
| 350,001 - 375,000 | 25 | 9,040,991 | 1.64 | 361,640 | 610 | 81.41 |
| 375,001 - 400,000 | 24 | 9,387,732 | 1.70 | 391,156 | 616 | 82.61 |
| 400,001 - 425,000 | 7 | 2,902,219 | 0.53 | 414,603 | 614 | 81.40 |
| 425,001 - 450,000 | 4 | 1,781,549 | 0.32 | 445,387 | 630 | 87.51 |
| 450,001 - 475,000 | 2 | 926,566 | 0.17 | 463,283 | 656 | 72.49 |
| 475,001 - 500,000 | 1 | 500,000 | 0.09 | 500,000 | 613 | 85.00 |
| 625,001 - 650,000 | 1 | 650,000 | 0.12 | 650,000 | 752 | 75.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 17. Delinquency Counter

| Delinquency Counter | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| 0 | 4,162 | $544,995,858 | 98.94% | $130,946 | 613 | 79.82% |
| 1 | 39 | 4,110,035 | 0.75 | 105,386 | 607 | 78.65 |
| 2 | 10 | 1,158,765 | 0.21 | 115,876 | 612 | 77.56 |
| 3 | 4 | 391,050 | 0.07 | 97,763 | 607 | 78.45 |
| 4 | 1 | 165,553 | 0.03 | 165,553 | 535 | 80.00 |
| 5 | 1 | 13,822 | - | 13,822 | 550 | 95.00 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

## 18. Initial Cap

| Initial Cap | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| N/A | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 | 11 | 1,889,316 | 0.34 | 171,756 | 603 | 80.26 |
| 1.200 | 1 | 56,870 | 0.01 | 56,870 | 607 | 85.00 |
| 1.500 | 18 | 3,375,480 | 0.61 | 187,527 | 655 | 81.36 |
| 2.000 | 66 | 8,258,259 | 1.50 | 125,125 | 603 | 81.35 |
| 2.500 | 1 | 79,810 | 0.01 | 79,810 | 598 | 89.00 |
| 2.750 | 1 | 170,873 | 0.03 | 170,873 | 626 | 90.00 |
| 2.925 | 1 | 91,921 | 0.02 | 91,921 | 609 | 80.00 |
| 2.970 | 1 | 90,656 | 0.02 | 90,656 | 631 | 80.00 |
| 2.995 | 2 | 163,461 | 0.03 | 81,731 | 550 | 84.50 |
| 2.999 | 1 | 112,430 | 0.04 | 112,430 | 580 | 90 |
| 3.000 | 3,554 | 498,855,183 | 90.56 | 140,364 | 613 | 79.73 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |

BEST AVAILABLE COPY

## 19. Periodic Cap

| Periodic Cap | Number of Mortgage Loans | Principal Balance | Percentage of Group Loans | Average Principal Balance | Weighted Average FICO | Weighted Average LTV |
|---|---|---|---|---|---|---|
| N/A | 560 | $37,690,823 | 6.84% | $67,305 | 616 | 80.20% |
| 1.000 | 2,900 | 375,227,593 | 68.12 | 129,389 | 610 | 80.23 |
| 1.500 | 755 | 137,641,087 | 24.99 | 182,306 | 621 | 78.56 |
| 3.000 | 2 | 275,581 | 0.05 | 137,790 | 604 | 73.20 |
| **Total:** | **4,217** | **$550,835,084** | **100.00%** | **$130,623** | **613** | **79.81%** |